

PRUDENTIAL

Prudential plc
Annual Report 2023

For Every *Life*, For Every *Future*

A strategy to protect Asia & Africa

HK Stock Code: 2378

We are inspired by our purpose

For Every *Life*, For Every *Future*

Our mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.


SUPERHERO

This report contains references to Prudential plc's website. These references are for readers' convenience only and information included on Prudential plc's website is not incorporated in, and does not form part of, this annual report.

The Directors' Report of Prudential plc for the year ended 31 December 2023 is set out on pages 150 to 197 and 365 to 404 and includes the sections of the annual report referred to in these pages.

Our reporting suite


For Every Life
For Every Future

Annual Report

Image: Father and daughter agency team, Louis and Quiny.

> Find out more about their story at Prudential plc.com


For Every Life
For Every Future

Sustainability Report



Strategic Report



Strategic Report

Key highlights of the year

Delivering the next chapter of growth

Financial highlights[(1)(3)]

New business profit
$3.1bn
+45% CER[(2)] +43% AER[(2)]

Operating free surplus generated from in-force insurance and asset management business
$2.7bn
+1% CER (1)% AER

Adjusted operating profit
$2.9bn
+8% CER +6% AER

Operating free surplus generated
2.0bn
(8)% CER (8)% AER

IFRS profit after tax
$1.7bn
up from a loss after tax of $(1.0bn) AER[(3)] in 2022

IFRS shareholders' equity
$17.8bn
+7% AER[(3)]

Adjusted IFRS shareholders' equity
$37.3bn
+6% AER[(3)]

EEV shareholders' equity
$45.3bn
+7% AER

(1) The financial highlights presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this report are set out in the "Definition of performance metrics" section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.
(2) CER - Constant exchange rates, AER - Actual exchange rates.See note A1 to the IFRS financial statements for more detail on our exchange rate presentation.
(3) IFRS Comparatives for 2022 have been restated to reflect the retrospective application of IFRS 17. See note A2.1 to the financial statements for further information and reconciliation.
(4) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.



“These are a very strong set of results in a challenging environment, driven by our focus on execution. It is an illustration of the strength of both our agency and bancassurance channels as well as an affirmation of our leadership position in many of our key markets.”

Anil Wadhwani, Chief Executive Officer

Our key financial objectives:

Growing new business profit at

15-20 %

compound annual growth between 2022 and 2027[4]

New business profit growth of 45% in 2023

Achieving

double-digit

compound annual growth in operating free surplus generated from in-force insurance and asset management business between 2022 and 2027[4]

Stable in 2023, as we invest in our strategic pillars and new business

Our business at a glance

A trusted partner for millions

Our life and health insurance and asset management solutions benefit over 18 million customers across 24 markets in Asia and Africa. We are headquartered in Hong Kong, and have dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU).

- Our markets
- Life insurance - offering a range of products including health and protection
- Asset management


Chinese mainland
Japan
Korea
India
Myanmar
Macau
Taiwan
Laos
Hong Kong
Thailand
Vietnam
Cambodia
Philippines
Malaysia
Singapore
Indonesia
Nigeria
Ghana
Togo
Cote D'Ivoire
Cameroon
Uganda
Kenya
Zambia

Our markets	Life business Market ranking[1]	APE Sales	Top 10 asset manager[2]	Eastspring funds under management or advice[3]
Chinese Mainland	5th	$534m		$9.7bn
Hong Kong and Macau	3rd	$1,966m	✓	$5.0bn
Indonesia	1st	$277m	✓	$3.4bn
Malaysia	2nd	$384m	✓	$13.0bn
Singapore	3rd	$787m	✓	$129.2bn
India	4th	$233m	✓	$38.5bn
Taiwan	1st	$895m		$5.1bn
Vietnam	1st	$197m		$7.0bn
Laos	2nd	<$1m		
Philippines	1st	$175m		
Cambodia	1st	$18m		
Thailand	6th	$246m	✓	$10.6bn
Myanmar	2nd	$6m		
Japan				$4.4bn
Korea				$8.6bn
Africa	Top 5 in 6 markets	$158m		

(1) As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).
(2) As reported at full year 2023. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(3) Full year 2023 funds under management or advice based on the country where the funds are contractually managed. Excludes funds managed in Luxembourg.

Investment case

Delivering for our investors

"Given the relentless *execution* focus in implementing our strategy, we are *increasingly confident* in achieving our 2027 financial and strategic objectives and in *accelerating value* creation for our shareholders."

Anil Wadhwani
Chief Executive Officer



Leading positions in high growth markets driven by significant need for protection and rising wealth.

Top 3

positions in 10 Asian life markets[1]

Top 5

positions in 6 African life markets[1]

Trusted household brand

18 million

customers

175 years

of history

Broad footprint across Asia and Africa

4 billion

combined population[2]

c.$1 trillion

growth opportunity in our markets over 10 years[3]

Multi-channel distribution at scale

c. 68,000

average monthly active agents

The #1

independent insurer in Asia bancassurance[4]

Strong and highly resilient capital position

Strong and highly resilient capital position, with limited exposure to market risk reflecting a long-held quality focus.

295%

GWS shareholder coverage ratio over GPCR

Clear strategy to accelerate value creation through operational and financial discipline

Customers

Top-quartile net promoter score by 2027

Employees

Top-quartile engagement score by 2027

Shareholders

15 to 20% CAGR for new business profit from 2022 – 2027[5], **Double-digit CAGR** for Operating Free Surplus Generation from 2022 – 2027[5]

Communities

Net zero by 2050, **55% reduction** in Weighted average carbon intensity by 2030

* The definitions of the key metrics we use to discuss our performance in this report are set out in the "Definition of performance metrics" within the Glossary later in this document.

(1) As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).

(2) Source: United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.

(3) Source: Swiss Re forecast (July 2023) Forecast incremental annual gross written premium in 2033 compared with 2022.

(4) Based on FY2022 data from local regulators, industry associations and Prudential' internal data. Estimates are based on market intelligence, if data is not publicly available

(5) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Chair's statement

Focusing on our *new purpose*



Dear shareholder

2023 marked our 100th year operating in Asia and 175 years since Prudential was founded. It was a year in which we put in place the management and strategy to deliver on the additional value that can be realised by an exclusively Asia and Africa focused platform created from two demergers. It was also a year which saw critical developments in our external operating environment, including the return of more normal economic and social conditions in our markets. I would like to thank all our people for the commitment with which they have continued to serve our customers, contributed to a strong operating performance, and put in place the key components for our future growth and success.

New leadership, renewed purpose and a refreshed strategy

Anil Wadhwani joined as Chief Executive at the end of February 2023, bringing dynamism, energy and a clear focus on a refined strategy and excellence in execution. The Board is delighted with how Anil has begun his tenure, establishing a strong working relationship with the Board through his openness and engagement, inspiring our people and building the management team, including with the appointment of Ben Bulmer as Chief Financial Officer in May. The Board worked with Anil and the leadership team throughout the year on a refreshed strategy and renewed purpose and values. We will continue to support him developing the organisational structure and deepening our capabilities to deliver on the promise of our corporate transformation in recent years.

The strategy sets out where and how we will create value for our shareholders by enhancing delivery for our customers, strengthening our multi-channel distribution, and transforming our health business model across our chosen markets in Asia and Africa. Key enablers for these strategic pillars include investment in technology, people, and wealth and investment capabilities.

Our renewed purpose - "For Every Life, For Every Future" - embodies our commitment as a life and health insurance provider and long-term investor in the under-penetrated markets of Asia and Africa. This purpose, and the values that underpin it, were co-created through engagement with colleagues at all levels of the organisation and across our markets. This engagement will continue through 2024 as we embed our values, invest further in skills and talent development, and ensure we are supporting well-being and inclusion throughout the organisation.

Business momentum

While investing in our long-term, sustainable growth, we delivered a strong operational performance in 2023, with most markets gradually recovering to pre-pandemic levels. We responded swiftly and effectively to meet the renewed demand from the resurgence of Chinese Mainland visitors to Hong Kong after the border reopened. We remain committed to market and channel diversification as shown by the growth of APE sales across most of our markets throughout the year. However, our strong operating results were set in a complex landscape of slowing global growth, inflationary pressures and volatile geopolitical events. In particular, the uneven trajectory of China's macro-economic environment as it emerged from the pandemic, coupled with broader geo-political tensions, significantly influenced market sentiment.

The Board recognises that our business momentum has not been reflected in the company's share price. While this is very disappointing, we are focused on delivering consistently strong business performance built on the execution of a strategy designed to harness the long-term and sustainable growth opportunities we firmly believe are present in Asian and emerging markets. Reflecting our commitment to growing long-term shareholder value, the Board worked with Anil and the leadership team to set out new targets for new business profit and operating free surplus aligned to the strategy. Further detail can be found in the Strategic Report.

Our performance and future growth is underpinned by a strong balance sheet supported by clear and disciplined capital allocation and managing our in-force portfolio to invest in growth opportunities and in our core capabilities, people and technology. We have set out our priorities alongside the strategy, and we have maintained our dividend policy. At the time we announced our strategy update, given our confidence in the strategy, we said we would look through the investments in new business and capabilities when determining the dividend. The Board has approved a second interim dividend for the year of 14.21 cents per share (2022: 13.04 cents per share). When this is combined with the first interim dividend the total dividend for the year is 20.47 cents per share (2022: 18.78 cents per share). We continue to expect the 2024 annual dividend to grow in the range 7 – 9 per cent. Further detail on our approach to capital allocation is set out on page 42.

Sustainability at our core

A clear driver of value for both our business and the societies in which we operate is our commitment to sustainability. We have purposefully aligned our new strategy with wider objectives in each of our markets and we are focused on trying to make a real difference: to deepen and widen financial inclusion, to support health prevention and protection, to invest in the economies, people and communities in which we operate, and to conduct our business in a sustainable and responsible way.

We recognise that Asia and Africa are regions which have historically contributed the least to the stock of carbon in the environment, where the impact of climate change is felt most, where the need to reduce emissions is now greatest, but the resources available often more scarce. The existing energy mix and future requirements mean investment and engagement is needed to support a genuine brown-to-green transition without sacrificing economic and social development. These factors drive our fundamental belief that supporting a just and inclusive transition is the right thing to do in our markets.

It is important for Prudential to play its part meeting the challenges faced, including through advocacy and engagement with stakeholders, built on the perspectives and experiences of the specific needs and situations of the markets in which we operate and the communities we serve. As steps on a pathway to net zero as an asset owner and manager by 2050, in March 2023 we published our first Climate Transition Plan and in August 2023 we set a new decarbonisation target to reduce the carbon intensity of our investment portfolio (WACI) by 55 per cent by 2030. To underpin this target, we have also developed a new internal investment target on financing the transition to a lower carbon future and embedded sustainability targets in our executive remuneration. More details on our actions and further detailed progress our climate and sustainability targets are set out in our sustainability report on page 97 and in our remuneration report on page 200.

The Board

The Board has continued to evolve to best serve an operating company focused on the growth markets of Asia and Africa. David Law, who joined the Board in September 2015, reaches the end of his nine-year tenure this year and will retire from the Board at the conclusion of the Annual General Meeting on 23 May 2024. The Board is immensely grateful to David for his contribution over the last nine years, in particular as Chair of the Audit Committee since May 2017. During this period, in addition to its regular activities, the Audit Committee successfully oversaw the demergers of the M&G and Jackson businesses, an equity raise in Hong Kong, a change of auditors and the adoption of IFRS 17. David has led the Committee with rigour and dedication, and he retires from the Board with our enormous gratitude.

We are delighted to have such a capable replacement in Jeanette Wong, who has been on the Audit Committee since joining the Board in May 2021. Jeanette will succeed David following the publication of the 2023 full year results and they have been working together closely to ensure a smooth transition.

In planning for David's retirement, we focused recruiting on future Board members with insurance-specific financial assurance skills. We are therefore pleased to be welcoming Mark Saunders as a Non-executive Director to the Board from 1 April 2024. Mark has extensive knowledge of the insurance industry in Asian markets, working in the industry for 35 years, the last 30 of which in Hong Kong, and is a qualified actuary. He brings a blend of strategic thinking, commercial insight and actuarial skills which will be a great asset to the Board and as a member of the Audit and Risk Committees.

The Board has undergone significant change over the past three years as it has transitioned from a board of a financial holding company of businesses around the world, to the board of an operating company working exclusively in Asia and Africa. As well as composition changes, the Board's agenda, ways of working and culture have adapted to reflect the changed footprint of the company. I was pleased, therefore, with the validation of these efforts from the external Board evaluation that was carried out this year. It reflected on the collaborative atmosphere in the Board, with a culture of transparency and positive and strong relationships between the Board and the senior management team. I welcome the constructive recommendations on how we can further enhance the Board's effectiveness. I am very grateful to all our Board members and the management team for all their contributions.

Looking ahead

In 2024, the Board will continue to support Anil and the leadership as they deepen our capabilities and embed rigorous standards of operational delivery and excellence. In a complex external environment, we remain vigilant of how political and geopolitical events and changes are interacting with the global macro-economic environment in ways which compound uncertainty. While we will continue to plan for a challenging environment, we see significant strategic opportunities. We are focused on creating value for our shareholders and on delivering the products and services which our customers – current and prospective – need to build their financial resilience and prosperity. Thank you again to all my colleagues in all our markets and functions and Prudential's leadership team for their hard work, dedication, and focus on delivering a positive performance, and building the platform for Prudential's long-term success.



Shriti Vadera
Chair


PRUDENTIAL

Our clear and simple strategy

Our purpose:

For every *Life*
For every *Future*



Our mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions.

'For Every Life' speaks to our ambition to meet the huge underserved needs of potentially four billion people across our markets in Asia and Africa. With the collective wisdom of our talented people, we will partner with customers to improve their health and financial understanding so that they can build the life they want.

'For Every Future' speaks to our ambition to add value to the wider community, for a more sustainable and inclusive future. We are here to protect this generation, just as we have previous generations, and those we are yet to meet.

Organisational model replicating successes at pace and scale

Multi-market growth engines

Greater China | ASEAN | India | Africa

> Read more about our markets on p.14 to 15 and p.47 to 55

Strategic pillars

- Enhancing *customer* experiences
- Technology-powered *distribution*
- Transforming *health* business model

> Read more about our strategic pillars on p.16 to 21 and p.25 to 27

Group-wide enablers

- Open-architecture **technology** platform
- Engaged **people** & high-performance **culture**
- **Wealth & Investment** capabilities

> Read more about our enablers on p.22 to 23 and p.27 to 29

Value creation for stakeholders

Customers | Employees | Shareholders | Communities

> Read more about stakeholders on p.88 to 96

Managing our risks

Prudential's Group Risk Framework, risk appetite, and robust governance enable the business to manage and control its risk exposure.

> Read more about risk management from p. 56

Underpinned by the three pillars of our sustainability strategy

Simple and Accessible Health and Financial Protection • Responsible Investment • Sustainable Business

> Read more from p.97 in our Sustainability section

Multi-market *growth* engines

We have extensive access to the some of the world's fastest growing markets.

Our strategic planning leverages this unique advantage to deliver growth across our target markets.

Socio-economic trends

Low levels of insurance cover

Penetration[1] of GDP (%)



Greater China 2.5
ASEAN 2.6
India 3.0
UK 8.1

Description of trend

Single digit life insurance penetration rates and limited pension and social security provision have created huge health, protection and mortality gaps in Asia.

Significant need for protection

Out of pocket health expenditure[2] (%)



Asia 43
US 11

Description of trend

In Asia, people pay for about four times more of their health costs from their own pockets than in the US – creating a big demand for products that offer people support for their health expenses.

Rising wealth

3 out of 4

global working age population will be in Asia & Africa by 2030[3]

>$150tn

Household wealth in Asia in 2021[4]

Description of trend

A rapidly rising middle-class population in Asia is expected to lead to increased awareness of, and demand for, protection and wealth management solutions. These changing dynamics also lead us to believe there is scope for increasing participation in wealth management propositions.

How Prudential is responding: Our customer-centric strategy sets out how we will deliver on our purpose and capture the opportunities presented by these long-term trends over the five years from 2022 to 2027. We are committed to evolving from being organised around products and channels to being the most trusted partner to our customers throughout their life journeys. We are building a sustainable growth platform through targeted investment in structural growth markets across Asia and Africa. We believe that consistent delivery of our strategy will enable us to meet our financial objectives and also create value for our employees, customers, shareholders and the communities in which we operate.

> See risks from p.56

Greater China

Overview

The Chinese Mainland presents significant growth opportunities for the Group - it has a circa 1.4 billion[3] population; low insurance penetration rates[1]; and an estimated health and protection gap[5] of $805 billion. In Hong Kong, we have a strong and reputable brand that serves around 1.4 million customers. Meanwhile, Taiwan is the fifth-largest life insurance market[6] in Asia Pacific with a population of 24 million[3].

Our approach to these markets

- We have access to over 80 per cent of GDP and hold licences to operate in 102 cities through our partner, CITIC. Our strategic planning focuses on expanding our agency channel and increasing its productivity to complement the multiple bancassurance partnerships we have in place.
- In Hong Kong, following the opening of our Macau branch, we are present in all 11 cities in the Greater Bay Area, an area that has an extended population of over 85 million[7] people. We have benefited not only from the traction seen among the Chinese Mainland visitor segment, but also from continued growth in our domestic business.
- In Taiwan, we are the number one[8] foreign player having developed a sustainable bancassurance channel that generates attractive margins.

ASEAN

Overview

The ASEAN markets have a combined population of more than 600 million[3] people, served by our businesses in Indonesia, Malaysia, Singapore, Thailand, Vietnam, the Philippines, Cambodia, Myanmar and Laos. They are a diverse range of markets that can counterbalance each other, ensuring we are not over-dependent on one single geography.

Our approach to these markets

- We have one of the leading multi-channel distribution franchises in the region – our agency force includes more than 40,000 monthly active agents, or 60 per cent of the Group's monthly active agents; while our established bank partners include Standard Chartered and UOB.
- We have a strong brand and reputation across the region, and we hold top three positions[8] in eight out of our nine markets in the regions, including Singapore, Malaysia and Indonesia and in the fast-developing markets of the Philippines, Vietnam, Cambodia, Myanmar and Laos. Our strategy in these markets will seek to leverage our leading platform across the region.
- In Thailand, we continue to grow through our bancassurance business.

India

Overview

India represents a compelling opportunity for the Group. It has a large population of over 1.4 billion[3], while the share of health expenses paid out of pocket is as high as 50 per cent[2].

Our approach to these markets

- We are looking to grow our franchise further. We are also exploring options to address the health opportunity in India.
- We continue to work closely with our partner ICICI Bank in both the life insurance and asset management business segments.

Africa

Overview

Our 8 markets in Africa have a combined population of over 400 million[3], have underserved insurance needs and offer high-growth potential.

Our approach to these markets

- Africa may make a relatively small contribution to our overall new business profit today, but high growth rates across the continent present a longer-term opportunity.
- Our focus in Africa is on the highest value markets where we have the strongest competitive advantage.

(1) Swiss Re Institute; sigma No. 3/2023 World insurance: stirred, and not shaken - Insurance penetration (premiums as a percentage of GDP)
(2) World Health Organisation: Global Health Observatory data repository (2018). Out of pocket as % of Total Health Expenditure. Asia calculated as the average of the out-of-pocket percentages.
(3) United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
(4) Credit Suisse Global Wealth Report 2022, including Asia Pacific (ex-Japan), China, India and Africa.
(5) Source: Swiss Re Institute. The health protection gap in Asia, October 2018. Estimated total national health protection gap, as defined by Swiss Re Institute (financial stress caused by health spending and incidence of people not seeking treatment due to affordability.
(6) Source: Swiss Re Institute based on 2022 premiums
(7) The Guangdong-Hong Kong-Macao Greater Bay Area Development Office
(8) As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).

Strategy in action



Enhancing *customer* experiences

Being seen as a trusted partner leads to more satisfied customers as well as new business. To deliver better customer experiences, we are:

- Personalising our targeting for customer acquisition: we will deploy our data and technology resources to drive high-quality leads from our ecosystem of partners and other sources, such as social media, to help our agents identify engagement opportunities;
- Segmenting by life stage: we will develop impactful propositions by focusing on understanding what our customers need over the various life stages;
- Offering differentiated propositions: we will deliver comprehensive solutions that include health, wellbeing and wealth services as well as life products so that we become a one-stop proposition for our target segments; and
- Creating simple tech-enabled journeys: we will use a unified and scalable technology platform to support customers over their lifetimes. For example, our PruServices already offers a self-service solution for simple enquiries, service and claims anytime, anywhere.

We are targeting top quartile relationship net promoter scores by 2027, which we believe will support greater customer retention and acquisition, increase cross-selling opportunities over the customer lifetime and contribute to our key financial objectives.



Strategy in action

Technology-powered *distribution*





We have a large well-established distribution platform centred around our agency and bancassurance channels. We aim to leverage our existing strengths through best-in-class technology to enable us to reach more customers and strengthen relationships with existing ones.

Our priorities for the agency channel are:

– Upskilling the agency force - converting agents from part-time to full-time;
– Moving agents away from being solely focused on sales to being trusted advisers;
– Basing our recruitment approach around tailored and strategic talent sourcing;
– Learning and development - ensuring we are developing the next generation of highly productive agents; and
– Embedding technology and digital tools to increase the productive time our agents spend with their customers.

We aim to more than double new business profit per agent, targeting a two and a half to three times increase in agency new business profit, from the 2022 level, by 2027.

In our bancassurance channel our priorities are to:

– Broaden our proposition so that it covers multiple customer segments;
– Engage with our customers by developing omni-channel customer journeys backed by analytics;
– Utilise integrated data-led marketing;
– Reward our bank partners for outcomes that deliver for the customer and create value; and
– Establish an operating cadence with our bank partners that ensures we deliver the above.

Our goal is to increase new business profit from bancassurance by one and a half to two times, from the 2022 level, by 2027. To support this we aim to increase the penetration rate of our insurance products at our major strategic partners from circa eight per cent in 2022 to between 9 and 11 per cent by 2027. In addition, we aim to support our margins by increasing the contribution of our health and protection products.

Strategy in action



Transforming our *health* business model

Health insurance across Asia is one of the major growth engines we have identified in our markets. In Asia, individuals depend on private providers for their healthcare needs - it is estimated that those requiring healthcare have high out-of-pocket spending of around 40 per cent.

We believe we can increase health insurance's contribution to the business by expanding into new geographies and extending our offering beyond reimbursement. By stepping up to the role of coordinator across the healthcare journey, we aim to become a trusted partner to our customers. We are focused on:

- Upgrading our core health insurance capabilities so that our distribution force is given the knowledge and tools to offer the products and services customers need;
- Expanding our role from payer to partner by connecting the various stages of customer healthcare journeys using an asset-light approach; and
- Operational excellence - through increased automation and enhanced analytics.

We are targeting a top-quartile health insurance NPS by 2027. We are also looking to more than double our health new business profit from 2022's level by 2027.


TARMAK

Group-wide enablers

Capturing *growth* opportunities

To capture the growth opportunities in our markets, the strategic pillars are supported by three key enablers:

Open-architecture *technology* platform

Building a fit-for-purpose open-architecture technology platform

Engaged *people* & high-performance *culture*

Working with our people to create a culture that is customer-led and performance-driven

Wealth & Investment capabilities

Enhancing our wealth and investment capabilities by leveraging Eastspring and our investment office

Open-architecture technology is key to delivering superior customer and distribution experiences and maintaining our exacting standards in today's fast-changing landscape we are transforming the underlying technology that powers our existing customer engagement application by utilising:

- An open-architecture design so that new market innovations can be adopted easily and efficiently while our partners' ecosystems can be engaged seamlessly;
- A data platform that generative AI and data analytics can be applied to in order to generate actions and insights;
- A refreshed operating model for greater collaboration between the centres of excellence and local markets; and
- Appropriate governance and protections to safeguard our customer data and business integrity.

An engaged workforce is key to achieving our targets for the 2022-2027 period. We are focused on fostering a working environment that enables our people to realise their full potential. We have set ourselves the target of a top quartile employee engagement and aim to achieve this by implementing the following:

- Upgrade strategic capabilities relating to Customer, Distribution, Health and Technology;
- Develop a robust internal talent pipeline, facilitate mobility and acquire capabilities in the market where they do not exist internally; and
- Build a customer-led and performance-driven culture centred around values-based leadership and aligned reward structures.

The wealth management opportunity across Asia is substantial. In 2021, aggregate household wealth in Asia totalled over $150 trillion[1], a level similar to that of North America but higher than Europe. With Asia and Africa expected to account for three-quarters of the global working age population by 2030, aggregate household wealth across our markets is expected to grow in the years ahead. Expanding our wealth management propositions and developing a differentiated offering for affluent customers will help us capitalise on this growth opportunity.

Our wealth and investment capabilities also support the transition to net zero by targeting a 55 per cent reduction in our WACI by 2030.

Our current wealth capabilities are currently focused in Singapore and Hong Kong. Our investment arm, Eastspring, manages over $237 billion in assets and covers 11 markets. We believe our internal capabilities can be leveraged further by:

- Providing distribution support to our top agents with a more holistic suite of tools to help them identify the needs of our affluent customers;
- Product innovation and customising investment solutions at a much faster speed-to-market; and
- Improving investment performance consistency through high-performance teams focused on outperforming relevant benchmarks.

Note: (1) Source: Credit Suisse Global Wealth Report 2022, including Asia Pacific (ex-Japan), China, India and Africa.

Strategic and operating review

Well positioned for *future opportunities*

Prudential has been operating in global life markets for 175 years. We are a household name[1] in markets that place great value on brand. Today, we deliver our life insurance solutions to over 18 million customers in large and fast-growing markets across Asia and Africa. 'Large' because the combined population of the markets we operate in stands at approximately four billion[2]; 'Fast-growing' as it is estimated that our markets will collectively generate incremental annual gross written premiums of almost US$1 trillion[3] in 2033 compared with 2022.

We hold the top three positions in 10 out of the 14 Asian life markets[4] in which we have a presence. We are in the top five in six of our eight African markets[4]. Our multi-channel agency and bancassurance distribution platform of scale has around 68,000 average monthly active agents. We are the number one independent insurer in Asia bancassurance[5], and our Asia-based in-house investment arm, Eastspring, has over US$ 237 billion in assets under management and is ranked in the top 10 in six of its markets[6].

In 2023, we grew new business profit by 45 per cent to $3,125 million, in excess of the 37 per cent increase in APE sales. Sales growth has continued in the first two months of 2024.

In August we set out our renewed purpose and strategy for the next five years to 2027, together with the key metrics we will use to measure our success.

Our purpose - For Every Life, For Every Future - defines why we are in this business and what we seek to achieve as custodians of stakeholder value for the long term.

Our strategy sets out our priorities and objectives over the next five years to realise our purpose and how we will create value for all our stakeholders: our customers, our employees, our shareholders and our communities.

The components of our strategy are:

- our multi-market growth engines;
- our strategic pillars;
- our group-wide enablers; and
- our organisational model design.

We believe carrying out the actions to deliver the strategy will transform the business and enable us to take greater advantage of the opportunities open to us.

We have commenced executing the steps outlined in our updated strategy announced in August. This includes changes in the strategic areas of customer, distribution and health and in our operational model. We have complemented the existing leadership teams with key hires. 2024 will be a pivotal year as we deepen our execution capabilities in the areas most important to us.

We are seeing early signs of progress across our strategic pillars;

- in customer, four business units[9] in 2023 are ranked in the top quartile for customer relationship Net Promoter Score (NPS), compared to three in 2022, out of the ten business units[9] that have a standardised approach for measuring customer advocacy. Four further business units[9] improved their rankings by at least a quartile;
- in agency distribution, we grew average new business profit per active agent by 59 per cent contributing to a 75 per cent increase in Agency new business profit;
- in bancassurance, we continued to expand our bancassurance partner network and increased the proportion of APE sales from health and protection business in this channel from 6 per cent in 2022 to over 7 per cent in 2023; and
- in health, new business profit grew 20 per cent to $330 million.

Further detail on our initial progress on the key strategic pillars and enablers is set out later in this report.

To demonstrate our commitment to delivering shareholder value through the new strategy, we introduced two new financial objectives[7]:

- to grow new business profit to 2027 at a rate of 15-20 per cent compound annual growth from the level achieved in 2022; and
- for the same period to deliver double digit compound annual growth in operating free surplus generated from in-force insurance and asset management business.

Alongside our early successes in delivering against our strategy we have seen a strong financial performance in 2023 as discussed below.

As in previous years, we discuss our performance in this report on a constant currency basis[8], unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance are set out in the "Definition of performance metrics" section later in this document.

New business profit

	Full Year 2022 Actual exchange rate	**Full Year 2023**	Objective 2027[7] Implied amount
Amount	$2.2 billion	**$3.1 billion**	**$4.4 – $5.4 billion**

Our business generated new business profit of $3,125 million for the year, demonstrating substantial progress towards our 2027 objective.

Operating free surplus generated from in-force insurance and asset management business

	Full Year 2022 Actual exchange rate	**Full Year 2023**	Objective 2027[7] Implied amount
Amount	$2.8 billion	**$2.7 billion**	**>$4.4 billion**

The $2,740 million of operating free surplus that we generated from in-force insurance and asset management business for the year is broadly flat when compared with the prior year, as we continue to invest as planned in our strategic pillars and new business over the next couple of years. The gradual compounding of the new business contribution and improving operating variances will support progress towards our 2027 financial objective.

Our performance reflects the breadth and broad based nature of our markets, with new business profit growing in 17 of our 22 life markets and an increased market share in seven of our Asian life markets[4].

Our agency channel delivered new business profit of $2,096 million, an increase of 75 per cent. This reflects both APE sales growth of 67 per cent and favourable business mix effects along with a 37 per cent increase in new business profit from health and protection products. Agency sales accounted for 48 per cent of total APE sales and circa two-thirds of the Group's new business profits.

Bancassurance new business profit fell 8 per cent to $793 million in 2023 primarily due to challenging market conditions in the Chinese Mainland and Vietnam. Excluding these two markets, new business profit increased by 23 per cent with 11 markets delivering double-digit growth. APE sales through the bancassurance channel increased 3 per cent compared with 2022, supported by growth in Hong Kong and Taiwan, offset by significant reductions in sales volumes in the Chinese Mainland and Vietnam.

Hong Kong was a significant contributor to growth accounting for 45 per cent of new business profits in the period as both its new business profit and APE sales grew by over three times the prior year level. This growth was diversified across distribution channels and products. We see an opportunity for sustained growth in Hong Kong as the drivers of demand from domestic and Chinese Mainland visitors remain intact.

Eastspring's funds under management and advice increased by 7 per cent (on an actual exchange rates basis) to $237.1 billion, reflecting positive market movements and inflows from external clients and our life business. These positive movements were offset by expected outflows of funds managed on behalf of M&G plc.

During 2023 the Group adopted IFRS 17, a new accounting standard for insurance that significantly altered the Group's IFRS reporting. More details on the change and its impact are set out in the Financial Review. On the IFRS 17 metric, Group adjusted IFRS operating profit for the year was $2,893 million, 8 per cent higher than 2022 calculated on a consistent basis and using constant exchange rates. IFRS profit after tax for 2023 was $1,712 million (2022: loss after tax of $(1,005) million on a constant exchange rate basis, loss after tax of $(997) million on an actual exchange rate basis).

The substantial increase in new business reported above led to materially higher investment in new business of $(733) million (2022: $(552) million). This resulted in lower group operating free surplus, despite reduced central costs including interest expense and restructuring costs. The Group's capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement of $16.1 billion at 31 December 2023 (31 December 2022: $15.6 billion on an actual exchange rate basis) and a cover ratio of 295 per cent (31 December 2022: 302 per cent after allowing for the debt redemption in January 2023).

Reflecting the Group's strong capital position and in line with its policy the Directors have approved a second interim dividend per share of 14.21 cents per share (2022: 13.04 cent per share), for a total 2023 divided of 20.47 cents per share (2022: 18.78 cents per share), an increase of 9 per cent over the prior year.

Focus on our three strategic pillars

1. **Enhancing customer experiences** – we are committed to putting customer advocacy at the heart of our business and becoming their trusted partner. We have the following priorities:
   - to support customer acquisition by personalised targeting – allowing us to more easily identify engagement opportunities;
   - to curate comprehensive customer-led differentiated proposition offerings with segmentation by life stages; and
   - to offer seamless end-to-end customer experiences through simple tech-enabled journeys combining technology with human care and understanding.

By focusing on these priorities we believe we will drive new customer acquisition and existing customer retention.

We have standardised our approach to measuring and analysing customer advocacy across ten business units[9]. Our approach is centred around net promoter scores, which measure how likely customers are to recommend Prudential. We have seen initial traction in 2023 with four of our business units[9] in the top quartile (up from three in 2022). Eight out of ten business units[9] moved up at least one quartile or remained in 1st quartile in the latest relationship net promoter scores results. The improvement seen has been led by leadership initiatives that prioritise the voice of customers in our business. These include the launch of a monthly CEO customer experience forum in our markets, together with a proactive approach to following up with customers who report unsatisfactory experiences. We empowered employees to listen to the voices of our customers through the introduction of service huddles. These meetings bring together employees across a range of functions to discuss recent customer feedback and collectively identify solutions for customer pain points. We will continue this journey in 2024 and beyond with more customer advocacy initiatives and actions.

To achieve our ambition of having ten business units[9] in the top quartile relationship NPS in their respective markets by 2027, we will further strengthen our efforts around customer advocacy. We will do this by investing in common platforms and frameworks, institutionalising best practices, deploying digital and data capabilities in customer acquisition, servicing and engagement. We will deliver these capabilities at pace and scale across all markets with a unified customer organisation structure, which will give us a strong foundation to support the achievement of our ambitions. We plan to drive customer advocacy by; setting high service standards, continuously listening to customer feedback and acting on it, re-designing our customer journey and using robust portfolio management to engage new customers, increase repeated sales and improve loyalty.

We measure our success using relationship net promoter scores across the organisation. We aim to be top quartile for ten business units[9] by 2027. For our customer retention rate we have an ambition of achieving between 90 per cent and 95 per cent by 2027. During 2023 we saw a slight decline in the customer retention rate to 86 per cent (2022: 89 per cent) which was affected by an industry-wide fall in consumer sentiment in Vietnam. We see customer base growth and improving net promoter scores for each transactional touchpoint as the building blocks of our overall relationship net promoter score.

2. Technology-powered distribution – empowering our agency force with best-in-class technologies and solutions, deepening our bank partner base through segmented propositions and creating omnichannel customer journeys will enable us to reach more customers and strengthen relationships with existing ones.

Agency

We have around 68,000 average monthly active agents and, over 9,000 who qualify for Million Dollar Round Table (MDRT) status. Prudential has one of the leading agency forces in Asia.

We have the ambition to increase agency new business profit by 2.5 to 3 times from the 2022 level by 2027, through significantly increasing the number of active monthly agents and more than doubling new business profit per agent over the same period.

In 2023, the number of average active agents per month increased by three per cent and average monthly new business profit per active agent increased by 59 per cent to over $2,800.

We continue to focus on quality recruitment through tailored and **strategic talent sourcing**. Our signature career switcher programme for existing professionals is active in seven markets and recruited over 4,500 advisors. On average these advisors were six times more productive in their first year than other typical agent recruits. In Hong Kong, we introduced a Top Talent Professional recruitment programme tapping into over 100 high profile talent immigrants sponsored by government. In Singapore, we inaugurated Prudential Financial Advisers to attract professional financial planners who are committed to offering holistic advice on both insurance and investment solutions.

We continue to **upskill our agency force** by enhancing the career path and learning journey for our agents. This equips them with the necessary knowledge, skills and tools to be a **trusted advisor** to our customers. We integrated our activity and leads management engine with customer campaigns to scale up and enhance the productivity of our agents. 115,000 agents used PruForce, our technology-driven distribution platform, which we believe enhances agent effectiveness.

Over four million leads were generated and distributed to the agency force using PruLeads, our digital leads platform in PruForce, across our markets in 2023. Assisted by this technology, our agents converted 8 per cent of these leads into new sales to meet customers' needs and financial goals.

We are upskilling the next generation of highly productive agents via our on-demand **learning and development** platform, which offers personalised curriculums to assist agents in engaging, nurturing and converting prospects. Agency leaders are being trained to become the next generation of professional team-builders through structured leadership development programmes.

Bancassurance

Bancassurance provides incremental access to large numbers of customers in multiple locations using third-party infrastructure. It is a significant source of new business for the Group. Our 200 bank partners include 10 key strategic partners, including two joint venture and associate partners.

The penetration rate in our seven strategic bank partners (excluding our joint venture and associate partners and our partner in Cambodia and Laos) in the year was 7.8 per cent (2022: circa 7.6 per cent).

We are building on the performance seen in 2023 by delivering against our strategic priorities.

We are **broadening our customer proposition** to offer attractive health and protection propositions and by penetrating the high net worth and premium segments. Overall, we sold around 1 million new policies in 2023, with regular premium policies contributing to more than 90 per cent of APE sales. APE sales of health and protection products through bancassurance partners increased 26 per cent in the year, representing over half of the policies sold through the channel and over 7 per cent of total APE sales in 2023 (2022: 6 per cent). We see increasing the contribution of health and protection products to our bancassurance channel as a key step in achieving our bancassurance new business profit growth ambition.

We are developing **omni-channel customer journeys backed by analytics** to engage with our customers. For example in Thailand, we innovated with a new simple in-branch digital referral model with a key strategic partner, which enables us to reach potentially over 7,000 customers and will help them achieve their medium term saving and protection goals.

To expand bank penetration further, we will deploy **integrated data-led marketing** to target customers more effectively. In early 2024 we launched a structured customer engagement program with UOB, powered by analytics. The programme supports sales staff in recommending suitable insurance offerings during their interactions with customers.

We **reward our bank partners for outcomes that deliver for the customer and create value**. We have introduced new reward mechanisms with our strategic partners to deliver win-win solutions for customers, partners and shareholders.

We also aim to offer our bank partners' staff **learning and development** via integrated modern and digital learning platforms that can provide modular, on-demand, training.

We continue to expand our bancassurance network. In Thailand, our new 10-year partnership with CIMB became effective at the end of 2023. In the first two months of partnership, its APE sales had already accounted for 6 per cent of Thailand bancassurance APE sales.

In Vietnam, we extended our partnership with VIB until 2036. Our agreement with VIB incorporates a first-in-market approach to

strengthen the control of business quality, demonstrating our joint commitment to serve customers better.

Our key strategic partner, UOB, successfully integrated the ex-Citi franchise across four of our markets, giving us access to an additional 2.4 million bank customers.

We have established an **operating cadence** with our strategic partners and we will continue to drive aligned strategic direction and execution through partnership steering committees both at Group and local levels to ensure we deliver on all our priorities.

By focusing on these priorities we believe we will meet our ambition to increase new business profit from bancassurance by 2027 to be 1.5 to 2 times that seen in 2022.

3. **Transforming the health business model** – we believe there are substantial opportunities to further grow our health business by becoming a trusted partner to our customers and playing a much-needed coordinating role across their healthcare journeys. We are focusing on the following priorities:

- Upgrading our core health insurance proposition – we are accelerating development of more advanced, segment-specific and sustainable products. This includes incorporating risk-based pricing and value-added services, such as enhancing the in-network benefits of existing as-charged products to cater to our customers' evolving healthcare needs. We are also adopting practices that are utilised elsewhere in the Group to assist with managing customer affordability and continuity of coverage - for example, in Indonesia and Malaysia, we are introducing regular repricing of health products. In addition, we are supporting our agents' efforts to distribute health products through enhanced recognition, reward and training initiatives. We are also strengthening our health branding campaigns to highlight Prudential's aim to become a trusted partner for its health customers. Operational excellence is being further enhanced by straight-through-processing and AI-enabled digitalisation of underwriting and claims journeys. We believe increased automation and enhanced analytics will deliver better customer experience as well as further protect us against claims fraud and abuse, for example, by implementing AI-driven detection models.
- **Expanding our role through connecting health-care journeys using an asset-light approach** - we will implement guided care pathways and case management to help customers better navigate through their healthcare journey. By leveraging our streamlined preferred medical provider partners, we will ensure high-quality and cost-effective care. Examples include scoring and tiering of network hospitals based on outcome and cost in Indonesia and Malaysia, regional arrangements for breast cancer treatment in Thailand by a leading hospital group, and developing case management and concierge capabilities in Indonesia, Singapore and Hong Kong.

We have developed an operational plan across our major health markets of Malaysia, Indonesia, Hong Kong and Singapore with clear accountabilities, performance metrics, timelines and deliverables. In early 2024, we appointed Arjan Toor as Health CEO, who will be based in Singapore and has joined us from Cigna. We are allocating dedicated resources and will be recruiting further key talent at both local and Group levels to manage health insurance as a line of business in order to drive business performance and accelerate growth. We are exploring health opportunities in India.

In 2023, our health business across the Group contributed $330 million to new business profit, an increase of 20 per cent. By focusing on the priorities above we are committed to achieving our ambitions to deliver a top-quartile health insurance Net Promoter Score by 2027, growing our customer base and profitability, and doubling our health new business profit from 2022 to 2027.

Focus on our three strategic enablers

To capture the growth opportunities that we have identified in each of the strategic pillars above, we have three enablers:

Enabler#1: Open-architecture technology platform

Our long-term programme is changing our **technology operating model.** By delivering **superior customer and distribution experiences,** our new model will support our three strategic pillars - Customer, Distribution and Health. Data privacy and customer information security are critical focus areas for this function and we are investing substantial amounts in infrastructure, systems and culture to support this.

In respect of our wholly owned operations technology driven core competencies that are consistent across these markets will be housed on an open architecture platform. Our strategy focuses on i.) creating new, common capabilities with greater collaboration between central **centres of excellence** and local market teams; ii.) improving resiliency; iii.) efficiency; and iv) using **AI and data analytics** throughout our whole organisation.

We intend to move our applications in different markets to a common platform, to help provide a uniform user experience, improve our efficiency, increase operational reliability and create new global capabilities as we switch to modular and standardised applications. We aim to cut the number of our applications by more than half by 2027. We have begun this journey with the introduction of our PruServices 2.0 Web in Malaysia in January 2024. PruServices 2.0 Web offers an improved and simplified customer experience with immediate customer feedback and as we roll it out across our markets, we will be able to retire 15 customer service applications. Similarly, PruForce, the technology-driven distribution platform for our agents, will offer a consistent set of features for our agents across our markets, enabling us to retire 26 agency-related applications.

Improving the reliability of our technology infrastructure is key. We have added a service integration and management layer to oversee our outsourced technology infrastructure and operations services. This is to ensure the performance and dependability of our systems. We also invested in tooling capabilities to improve the efficiency of infrastructure monitoring, spot high risk or vulnerable areas that need more support and upgrades, to enhance our overall system availability. As a result, we lowered the number of monthly incidents by 60 per cent, and improved recovery times by 40 per cent in 2023.

We have also finalised our technology organisation operating model, which brings together our technology talent pool across the business into a single integrated team. This new operating model will leverage the experience and skills of our talent pool in specific markets for the benefit of the whole business. It also captures efficiencies by removing duplication of functions and skills. As part of the new operating model, we are also building teams centred around global technology products for our customer and agency pillars. We plan to deploy similar teams for other business areas and group functions by the end of 2024.

In addition, we have developed advanced platforms that store the key data of our operations in our main markets. This enables us to deploy advanced analytics and AI for high value purposes. For example, using GenAI to help our call centre agents shorten customer enquiry times. In a test run in one market, product enquiry times were cut from more than four minutes to less than 30 seconds. We are now testing this on real-time customer enquiries as well as in two other markets. We are also working on utilising analytics and AI more across our strategic pillars and those group functions that use the open architecture platform. We continue to invest in our machine learning operations capabilities to build AI and machine learning models of scale. Our aim is to embed analytics and AI within the culture of our organisation. In line with this, we are looking to design and develop tailored training for all our employees across all levels, locations and functions, along with adoption programmes to help our employees make use of analytics and AI in their daily work life. To facilitate these programmes, we are setting up an AI lab to foster innovation and creativity internally, while also attracting external talent and ideas. The lab will help us try out new capabilities that we can then grow and use at scale across the organisation. Through these initiatives, we plan to deliver at least two high-value analytics and AI use cases per strategic pillar this year for use in our markets.

Innovation in AI is also being undertaken at our Joint Ventures. For example, by utilising AI technology, CPL has shortened the underwriting of non-standard cases from three days to one and a half hours. Meanwhile, the claims payment turnaround has shortened from 1.29 days in 2022 to 0.45 days in 2023.

Enabler#2: Engaged people and high-performance culture

An engaged workforce is critical to the delivery of our strategy and we are working with our people to create a culture that is customer led and performance-driven.

We aim to create an environment that allows our people to thrive, connect, grow, and succeed. We will focus on the following priorities to deliver this:

- Promote **values-based leadership** and **aligned reward structure** to help build a culture that is customer-led and performance-driven;
- Build **strategic capabilities** through targeted talent acquisition and internal talent development, particularly within the areas of customer, distribution, health and technology;
- Develop a **robust internal talent pipeline** through succession planning, facilitating **mobility** and focused development plans, in tandem with efforts to accelerate development of female leaders; and
- Standardise, simplify, and digitalise end-to-end people processes to enhance the employee experience.

By focusing on these priorities, we aim to create a better workplace experience as we make the required shifts across the organisation to achieve our strategy.

The PruWay (our values) was co-created with our employees and launched in September 2023 following the launch of our Strategy and Purpose. Progress has been made in activating the PruWay and engaging the organisation on our values and desired behaviours. By engaging with the Group's senior leaders in a series of workshops and with the wider workforce through the Group Executive Committee (GEC), we have started the process of internalising and translating a set of value statements into day-to-day actions. We call these PruSteps. The Group's senior leaders will be involved in embedding the PruWay deeper into the organisation through workshops that will touch all employees in 2024.

To drive a high-performance culture, a refreshed performance and pay model will be implemented in 2024. The emphasis will be to align personal and team goals to our strategy and the PruWay. This is to ensure we establish an environment where highly engaged employees consistently demonstrate behaviour and practice our values. To do this, we will communicate the value proposition on what a high-performance culture means and build our capability to uplift the strength of our workforce through meaningful and effective development conversations.

To build a robust talent pipeline we are in the process of implementing a consistent succession planning and talent development process to enhance the robustness and sustainability of our leadership bench strength.

Through these measures we seek to improve the engagement of all our employees with an ambition to have top-quartile employee engagement by 2027.

Enabler#3: Wealth and investments capabilities

Wealth and Investment is a key enabler to help us deliver on our purpose.

We plan to enhance our wealth and investment capabilities by leveraging Eastspring and our investment office as well as providing **distribution support** to our top agents to better serve our wealth customers.

We are committed to **product innovation** to enable us to offer a wide variety of customised wealth solutions that meet our customers' needs for wealth appreciation, wealth protection, wealth succession and retirement, and to provide our distribution teams with the tools and training they need to serve our wealth customers better.

The cornerstone of helping customers meet their financial goals is the delivery of positive investment performance and the creation of appropriate delivery mechanisms to achieve this. Consideration of asset allocations, mandates and selection of investment managers for Prudential insurance policies sits with the life companies, overseen by the Group Investment Officer. Eastspring's specific investment skills and track record in certain asset classes along with its investment wrapper design capabilities are being harnessed alongside third-party capabilities.

We are formulating a series of wealth management products that can be used by advisors to create investment outcomes that can adapt and meet their customer needs overtime. These may include a combination of passive and active investment strategies. The packaging of these strategies into discretionary fund management options provides the client with the potential to invest in a spectrum of asset management styles over their lifetimes and as their financial circumstances change.

Eastspring has focused on developing its human resources both in terms of human capital and internal performance benchmarking. A CIO has been appointed in February 2024, who will be responsible for the day to day management of the investment teams. A new head of distribution was also appointed in February 2024.

Eastspring is supporting the training and development needs of our Prudential Financial Advisers (PFA) distribution force, a force of over 500 financial advisors who offer a more holistic suite of products outside of our core Prudential insurance offerings. Already, products from seven general insurance and two life firms are included in the range, broadening the suite of products for legacy planning for high-net-worth individuals and retirement plans to meet the needs of a rapidly ageing population. The range is expected to expand further in 2024 and a thousand additional advisors are planned to be added to PFA in due course.

We continue to strengthen our wealth team and are enhancing our go-to-market investment updates for customers and distribution teams. We see opportunities to better meet our customers needs for wealth accumulation, wealth protection, wealth succession and retirement. Through high-performance investment teams we will seek to drive continual improvement in customer outcomes across the wealth life-cycle.

Implementing our Organisational Model

Changes to our organisational model are being made to enable us to deliver consistent performance across the Group and to prioritise value creation when deploying capital across our markets.

These changes include the complementing of existing teams and structures with additional skills and capabilities through the sourcing of selected new talent, reskilling existing talent and changing reporting and responsibilities across teams.

We believe our new organisational model, together with our commitment to invest in building out our capabilities further, will harness economies of scale and generate value for all our stakeholders.

By implementing changes to our organisational model and by combining the technology platform changes we are making, including the roll-out of best practices across our markets, we are confident we can deliver a consistently high level of service to our customers and our partners over the long term.

Outlook

We delivered an excellent financial and operational performance in 2023 and deployed increased levels of capital in new business, enhancing core capabilities and expanding distribution. Sales growth has continued in the first two months of 2024. Given the relentless execution focus in implementing our strategy, we are increasingly confident in achieving our 2027 financial and strategic objectives and in accelerating value creation for our shareholders.

Notes

(1) Source: Kantar survey.
(2) Source: United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
(3) Source: Swiss Re forecast (July 2023).
(4) As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).
(5) Source: Based on FY2022 data from local regulators, industry associations and Prudential' internal data. Estimates are based on market intelligence, if data is not publicly available.
(6) Source: As reported at full year 2023. Sources include local regulators, asset management association, investment data providers and research companies (e.g. Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(7) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.
(8) See note A1 to the IFRS financial statements for more detail on our exchange rate presentation.
(9) Business units equate to legal entities.

Our business model

We are guided by *our purpose*

For Every *Life*, For Every *Future*

Key resources, relationships and differentiators

Customers

At Prudential, we are focused on being our customers' most trusted partner throughout their life journeys.

Our retention ratio already stands at 86 per cent, putting us in a strong position to grow our share of wallet with existing customers over their lifetime. The roll-out of key priorities, such as personalised targeting, segmentation by life stage, differentiated propositions and simple tech-enabled journeys underpin our customer-centric strategy.

Markets

The Asian and African markets we are focused on are large – with increasing demand for health protection and wealth management solutions.

We are one of the few pure-play Asian/African focused groups in our sector. We hold top-three positions in 10 out of the 14 Asian life markets and top five in 6 out of the 8 African life markets we have a presence in. We have one of the largest agency forces in Asia and we are the number one independent insurer in Asia bancassurance. The breadth of our access to the world's fastest-growing markets across Asia and Africa is therefore a key differentiator for us.

Products

As well as our traditional protection and wealth products, we are addressing the major health insurance opportunity in Asia.

We have had a substantial health and protection business in several markets for many years. There are opportunities to grow the Group's footprint across other markets and we want to become a trusted partner to our customers, fulfilling a much-needed coordinating role across their healthcare journeys.

Distribution

Prudential has a multi-channel distribution platform of scale.

We have scale in both agency and bancassurance channels with around 68,000 average monthly active agents and more than 200 bank partners, 10 of which are strategic.

Aggregate household wealth in Asia totalled over $150 trillion[2] in 2021 and is expected to continue to grow in the years ahead.

Eastspring, our in-house asset manager, spans 11 markets and manages over US$237 billion of assets and occupies top-10 positions in six of its markets.

How we create value

We offer insurance and asset management products, focusing on the markets where we believe there is rising demand for savings and protection offerings. By tailoring our products to the needs of customers in these markets, we believe we have a significant opportunity for growth and value creation.


Key metric:
Gross Free Surplus Generation

Allocating capital

We reinvest the cash flow generated by existing policies in new business and extending our customer, digitally enabled distribution and health capabilities, compounding the growth of the business. These cash flows are also used to meet our central costs and pay returns to shareholders, including dividends.

Following our purpose > p.12

Driven by our strategy > p.13

Writing new business

We sell products designed to meet the needs of customers and support our agents in the sales process. We aim to write new business that provides attractive returns to our shareholders.



Key metric:
New Business Profit
Key metric:
Embedded Value

Managing the policies of our existing customers

By putting the customer at the heart of what we do, we seek to retain them alongside managing the investments that back their policies and the costs of running our business.

Underpinned by our commitment to sustainability

> p.97

Focusing on our rigorous risk management

> p.56

Value we create for key stakeholders

Customers

We aim to deliver superior customer experiences. Our mission is 'to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions'. How we are delivering for our customers will be assessed against our ambition to achieve top quartile relationship NPS by 2027.

4

Business units with top quartile relationship NPS scores in 2023

Employees

We provide an inclusive working environment where we develop talent, reward performance, protect our people and value our differences. We measure success for our employees through engagement scores from annual surveys.

Our ambition is top quartile employee engagement when compared to our peers.

Shareholders

We can accelerate value creation for our shareholders and other stakeholders by exercising operational and financial discipline as we execute our strategy and business model. Our ambition is to grow new business profit at a CAGR of 15 to 20 per cent between 2022 and 2027[1]. This will be driven by our plan to increase agency, bancassurance and health new business profits, and grow operating free surplus generation at a double-digit CAGR growth rate across the same time period[1].

$3.1bn

2023 new business profit (2022: $2.1bn)

$2.7bn

2023 OFSG from in-force insurance and asset management business (2022: $2.7bn)

Communities

Our purpose reflects our commitment to the wider communities in which we operate, through meeting the underserved needs of our markets and adding value for a more sustainable and inclusive future. Our commitment to sustainability is underpinned by our ambition to achieve net zero by 2050 and a 55% reduction in Weighted Average Carbon Intensity by 2030 against our 2019 baseline.

50%

2023 reduction in WACI from 2019 baseline

(1) The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.
(2) Source: Credit Suisse - Global Wealth Report 2022

Key financial performance indicators

Measuring our financial *performance*

EEV new business profit $m

$3,125m

+43 per cent


2023
$3,125m
2022
$2,184m

Life insurance products are, by their nature, long term and generate profit over a number of years.

Embedded value reporting provides investors with a measure of the future profit streams of the Group. EEV new business profit reflects the value of future profit streams.

EEV new business profit increased by 45 per cent on a constant exchange rate basis (43 per cent on an actual exchange rate basis) to $3,125 million, with a double-digit growth in 12 markets led by Hong Kong following the reopening of the border between Hong Kong and the Chinese Mainland.

Operating free surplus generation from in force insurance and asset management business $m

$2,740m

(1) per cent


2023
$2,740m
2022
$2,760m

Free surplus generation from in force insurance and asset management business is used to measure the internal cash generation of our business before investment in new business.

For insurance operations, it represents amounts emerging from the in-force business during the year, before allowing for investment in new business and excludes non-operating items. For asset management, it equates to post-tax adjusted operating profit for the year. It is stated before any restructuring costs.

The operating free surplus generation from in-force insurance and asset management business during the year was $2,740 million, broadly flat when compared with the prior year.

EEV shareholders' equity $bn

$45.3bn

+7 per cent


2023
1,643¢ per share $45.3bn
2022
1,534¢ per share $42.2bn

EEV represents the present value of the shareholders' interest in the post-tax future profits (on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in EEV at the Group's proportionate share of IFRS basis shareholders' equity, with central Group debt shown on a market value basis.

EEV shareholders' equity increased by 7 per cent (on an actual exchange rate basis) to $45.3 billion, largely reflecting higher EEV operating profit driven by a 45 per cent increase (on constant exchange rate basis) in new business profit, partly offset by the payment of external dividends and the effects of market movements over the year.

Adjusted operating profit $m

$2,893m

+6 per cent

2023	$2,893m
2022	$2,722m

IFRS operating profit based on longer-term investment returns (adjusted operating profit).

The Group's business involves entering into long-term contracts with customers, and hence the Group manages its associated assets and liabilities over a longer-term time horizon. This enables the Group to manage a degree of short-term market volatility. Therefore, adjusted operating profit based on longer-term investment returns is management's preferred measure when evaluating the performance of the business. Other distorting items are excluded from adjusted operating profit to allow more relevant period-on-period comparisons of the trading operations of the Group (eg the effects of corporate transactions are excluded). A full reconciliation is given in note B1.1 to the IFRS financial results

The Group's adjusted operating profit was $2,893 million, up 8 per cent on a constant exchange rate basis (6 per cent on an actual exchange rate basis), largely as a result of lower central costs and higher profits from Eastspring, our asset management business. The Group's total IFRS profit after tax was $1,712 million, an improvement on the 2022 loss after tax of $(1,005) million on constant exchange rate basis ($(997) million on an actual exchange rate basis) given significant investment losses in the prior year following rising interest rates.

Adjusted shareholders' equity $bn

$37.3bn

+6 per cent

2023	1,356¢ per share	$37.3bn
2022	1,280¢ per share	$35.2bn

Management use adjusted shareholders' equity to provide a useful reconciliation between IFRS 17 shareholders' equity and the Group's embedded value framework, which is often used for valuations. It is calculated by adding the IFRS 17 expected future profit (as contained within the contractual service margin) to IFRS shareholders' equity for all entities in the Group. A full reconciliation is given in note II(ii) of the additional information.

The adjusted shareholders' equity increased to $37.3 billion (2022: $35.2 billion on an actual exchange rate basis) driven by an increase in IFRS shareholders' equity (up 7 per cent) and an increase in the Contractual Service Margin (CSM) (up 5 per cent).

Notes

(1) The comparative results shown above have been prepared using an actual exchange rate (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown in financial tables in the Financial Review report on our 2023 financial performance. Growth rates for 2023 to 2022 are on an AER basis.
(2) The definition of the key financial metrics are set out in the 'Definition of performance metrics' section later in this document.
(3) IFRS Comparatives for 2022 have been restated to reflect the retrospective application of IFRS 17. See note A2.1 to the financial statements for further information and reconciliation.

Financial review

Strong and diversified financial performance

Prudential delivered a strong 2023 financial performance. This highlights the value of our diversification across geography and by distribution channel. We introduced two new financial objectives as an integral part of the Group's strategy update. In 2023 we made good progress towards our 2027 new business profit objective and are on track with our related 2027 objective for operating free surplus generated from in-force insurance and asset management business. 2023 also saw higher EEV operating profit and shareholders' equity, as well as higher Group adjusted operating profit following CSM growth.

2023 saw an improvement in economic performance of the countries in which we operate. There was still volatility although this reduced over the course of the year. Government bond yields in many of our Asian markets reduced while the US 10-year yield closed the year relatively stable at 3.9 per cent. Equity market performance varied considerably, with the S&P 500 index increasing by 24 per cent, the MSCI Asia excluding Japan equity index by 4 per cent, while the Hang Seng index fell by 14 per cent.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definition of performance metrics' section later in this document.

New business profit was up 45 per cent to $3,125 million, led by Hong Kong, with a double-digit growth in 12 of our 22 markets following the removal of all pandemic-related restrictions, in particular the reopening of the border between Hong Kong and the Chinese Mainland and consequential rebound of APE sales. Further, we saw a 34 per cent increase in the new business profit for health and protection products contributing to 40 per cent of our new business profit, while the new business profit for savings product grew by 54 per cent. This was underpinned by a 37 per cent growth in APE sales, which, in absolute terms, exceeded the pre-pandemic level of 2019. Excluding the effects of interest rates and other economic changes, given our active EEV reporting basis, new business profit increased by 47 per cent.

Group EEV operating profit increased by 17 per cent to $4,546 million, largely due to higher new business profits from insurance business, an increase in the profit from Eastspring, our asset management business, and a reduction in central costs. The operating return on embedded value was 10 per cent compared with 9 per cent in 2022. After allowing for the payment of the external dividend and economic effects, such as changes in interest rates, and currency movements, the Group's embedded value at 31 December 2023 was $45.3 billion (31 December 2022: $42.2 billion on an actual exchange rate basis), equivalent to 1,643 cents per share (31 December 2022: 1,534 cents per share on an actual exchange rate basis). The operating free surplus generated from in-force insurance and asset management business during the period was $2,740 million, broadly flat when compared to prior year. Investment in new business of $(733) million (2022: $(552) million) reflected higher APE sales and business mix effects. As a result total operating free surplus generated from life and asset management business reduced to $2,007 million (2022: $2,173 million).

The Group implemented IFRS 17, the new accounting standard for insurance contracts in 2023 with comparatives restated accordingly. In line with the preliminary guidance provided with the Group's 2022 results (on an actual exchange rates basis), the Group shareholders' equity at 1 January 2022, the date of transition, increased by $1.8 billion to $18.9 billion and 2022 full year adjusted operating profit fell by $653 million to $2,722 million. The full year 2022 saw a loss after tax of $(997) million on an IFRS 17 basis. While IFRS 17 is an important accounting change, resulting in changes to the timing of profit recognition compared with the previous IFRS 4 approach, it does not change the total level of profit generated. As a result, it does not change the underlying economics of our business. Our embedded value framework, which is linked to the Group's regulatory position and consequently future capital generation, is in our view more representative of shareholder value. The Group also implemented IFRS 9 Financial Instruments from 1 January 2023, with no material impact on the Group's financial statements. Further details on the transition to IFRS 17 and IFRS 9 are included in the IFRS financial results.

Group IFRS adjusted operating profit was $2,893 million, up 8 per cent in 2023, largely as a result of lower central costs and higher profits from Eastspring, our asset management business. The Group's total IFRS profit after tax for the period was $1,712 million, an improvement on the 2022 loss after tax of $(1,005) million on a constant exchange rate basis (loss of $(997) million on an actual exchange rate basis). The swing in result largely reflects changes in short-term fluctuations in interest rates. There was a modest decrease in interest rates in 2023 compared with interest rates increasing significantly in 2022.

Adjusted shareholders' equity increased to $37.3 billion (31 December 2022: $35.2 billion on an actual exchange rate basis), equivalent to 1,356 cents per share (31 December 2022: 1,280 cents per share on an actual exchange rate basis), driven by an increase in IFRS shareholders' equity (up 7 per cent) and an increase in the Contractual Service Margin (CSM) (up 5 per cent). The CSM benefited from the contribution from new business and unwind. Using a longer-term normalised return for Variable Fee Approach (VFA) business, the unwind and new business contribution would have exceeded the release in the period by $1.7 billion, equivalent to a net increase of 9 per cent in the CSM compared with the start of year position.

Our Group's regulatory capital position, free surplus and central liquidity positions remain robust. The Group's leverage remains near the bottom of our target range at 20 per cent, estimated on a Moody's basis.

The Group capital adequacy requirements are aligned with the established EEV and free surplus framework by comparing the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR). At 31 December 2023, the estimated shareholder surplus above the GPCR was $16.1 billion (31 December 2022: $15.6 billion on an actual exchange rates basis) and cover ratio 295 per cent (31 December 2022: 307 per cent before allowing for the debt redemption in January 2023 and 302 per cent after the redemption).

Supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead. In 2023, we have allocated capital to investing in higher new business at attractive rates of return, in developing our customer, distribution, health and technology capabilities and we intend to deploy $1billion as part of our updated strategy. In line with our capital allocation priorities (as set out in the Capital Management section below) excess capital, if and when it emerges, would be returned to shareholders.

The Group's dividend policy is unchanged and described later in this report. Recognising the strong conviction we have in the Group's strategy, when determining the annual dividend we look through the investments in new business and investments in capabilities. The Board has approved a second interim dividend of 14.21cents per share (2022: 13.04 cents per share up 9 per cent). When this is combined with the first interim dividend the Group's total 2023 dividend is 20.47 cents per share (2022: 18.78 cents per share), an increase of 9 per cent. The Board intends to maintain this approach, and continues to expect the 2024 annual dividend to grow in the range 7 - 9 per cent.

The Group is carrying out a number of actions to support the development of liquidity in the trading of its shares on the Hong Kong Stock Exchange, following its capital raise in 2021. In 2024, the Group is actively exploring the use of scrip dividends, including issuance only on the Hong Kong line and the dilutive effect being neutralised by a share buy back on the London line.

The Group executed a $41 million share repurchase programme in January 2024 to neutralise the 2023 Employee and agent share scheme issuance. It intends to make further repurchases in the future to offset the expected dilution from the vesting of awards under employee and agent share schemes.

We believe that the Group's performance during the year positions us well, as we implement the new strategy, to meet our financial objectives to grow new business profit and consequently in-force insurance and asset management operating free surplus generated, as detailed in the strategic and operating review.

Financial review continued

IFRS profit

	Actual exchange rate			Constant exchange rate	
	2023 $m	2022 $m	Change %	2022 $m	Change %
CPL	**368**	271	36	258	43
Hong Kong	**1,013**	1,162	(13)	1,162	(13)
Indonesia	**221**	205	8	200	11
Malaysia	**305**	340	(10)	329	(7)
Singapore	**584**	570	2	585	—
Growth markets and other	**746**	728	2	715	4
Insurance business	**3,237**	3,276	(1)	3,249	—
Asset management	**280**	260	8	255	10
Total segment profit	**3,517**	3,536	(1)	3,504	—
Other income and expenditure:					
Investment return and other items	**(21)**	(44)	52	(44)	52
Interest payable on core structural borrowings	**(172)**	(200)	14	(200)	14
Corporate expenditure	**(230)**	(276)	17	(277)	17
Other income and expenditure	**(423)**	(520)	19	(521)	19
Restructuring and IFRS 17 implementation costs	**(201)**	(294)	32	(293)	31
Adjusted operating profit	**2,893**	2,722	6	2,690	8
Non-operating items:					
Short-term fluctuations in investment returns	**(774)**	(3,420)	77	(3,404)	77
(Loss) gain attaching to corporate transactions	**(22)**	55	n/a	55	n/a
Profit (loss) before tax attributable to shareholders	**2,097**	(643)	n/a	(659)	n/a
Tax charge attributable to shareholders' returns	**(385)**	(354)	(9)	(346)	(11)
Profit (loss) for the year	**1,712**	(997)	n/a	(1,005)	n/a

IFRS earnings per share

	Actual exchange rate			Constant exchange rate	
	2023 cents	2022 cents	Change %	2022 cents	Change %
Based on adjusted operating profit, net of tax and non-controlling interest	**89.0¢**	79.4¢	12	78.5¢	13
Based on profit (loss) for the year, net of non-controlling interest	**62.1¢**	(36.8)¢	n/a	(37.0)¢	n/a

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group IFRS adjusted operating profit was $2,893 million, up by 8 per cent, largely reflecting a 10 per cent increase in profit generated by Eastspring, our asset management business, and lower central costs. Adjusted operating profit for insurance business was at similar levels of 2022, with economic movements in 2022 reducing the level of longer-term net investment result (which is based on opening asset values), largely offset by a higher insurance service result.

Detailed discussion of IFRS financial performance by segment, including the detailed analysis of asset management business is presented in the section on 'Performance by market'.

Insurance business analysis of operating profit drivers

The table below sets out the key drivers of the Group's adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate	
	2023 $m	2022 $m	Change %	2022 $m	Change %
Adjusted release of CSM [1]	**2,205**	2,265	(3)	2,242	(2)
Release of risk adjustment	**218**	179	22	178	22
Experience variances	**(118)**	(66)	(79)	(62)	(90)
Other insurance service result	**(109)**	(204)	47	(195)	44
Adjusted insurance service result	**2,196**	2,174	1	2,163	2
Net investment result on longer-term basis	**1,241**	1,290	(4)	1,271	(2)
Other insurance income and expenditure	**(122)**	(98)	(24)	(100)	(22)
Share of related tax charges from joint ventures and associates	**(78)**	(90)	13	(85)	8
Insurance business	**3,237**	3,276	(1)	3,249	—

The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release[1] in FY2023 of $2,205 million (2022: $2,242 million) equates to an annualised release rate of circa 9.5 per cent, broadly similar to the release rate seen in 2022 and broadly consistent with the 2023 release expected as at the end of 2022.

The release of the risk adjustment of $218 million (2022: $178 million) represents the expiry of non-market risk in the period. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.

Experience variances of $(118) million (2022: $(62) million) comprise largely of claims and expense variances (those impacting past or current service rather than future service which is reflected in CSM). A small element of the elevated expenses reflects the investment in our strategic pillars consistent with our Strategy.

The other insurance service result of $(109) million (2022: $(195) million) largely reflects losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. It does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time. The losses in 2022 were largely as a result of adverse economic conditions which have stabilised in 2023.

The net investment result of $1,241 million (2022: $1,271 million) largely reflects the long-term return on assets backing equity and capital and long-term spreads on business not accounted for under the variable fee approach. The long-term rates are applied to the opening value of assets and so falls in asset values over 2022, following the adverse market movements in 2022 saw this source of income reduce in 2023. Growth in the General Measurement Model asset base from new business in recent periods and renewal premiums offset some of this reduction.

Other income and expenditure of $(122) million (2022: $(100) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.

Movement in Contractual Service Margin

The CSM balance represents a discounted stock of unearned profit which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will therefore be an important factor in building the CSM and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future. The objectives announced in August for EEV new business profit growth will act to support such CSM growth. As we grow new business profit, in line with our recently announced financial objectives, we would expect this to generate growth of the CSM and hence lead to adjusted operating profit growth over time.

The table below sets out the movement of CSM over the period.

Contractual Service Margin Net of reinsurance

	2023 $m
Net Opening Balance at 1 Jan	**19,989**
New contracts in the year	**2,348**
Unwind*	**1,563**
Balance before variances, effect of foreign exchange and CSM release	**23,900**
Economic and other variances	**(619)**
CSM balance before release	**23,281**
Release of CSM to income statement	**(2,208)**
Effect of movements in exchange rates	**(61)**
Net balance at the end of the period	**21,012**

* The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.2 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.2 to the IFRS financial results by reallocating $1,303 million from economic and other variances to unwind.

Profitable new business in 2023 grew the CSM by $2,348 million which combined with the unwind of the CSM balance shown in the table above of $1,563 million, increased the CSM by $3,911 million. This increase exceeded the release of the CSM to the income statement in the period of $(2,208) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short term market effects of business accounted for under the variable fee approach. In 2023 'economic and other variances' includes $117 million for new riders added to existing base savings contracts. The incremental value from such sales is not included within the new business contribution to CSM because our IFRS17 approach considers insurance contracts as a whole. In contrast, EEV will include this amount as new business. The remainder of the variance includes the effects of the operating variances and assumption changes on future profits and the impact of a reduction in interest rates and changes in equity indices. Movements in exchange rates had a negative impact of $(61) million on the closing CSM. Overall the CSM grew by 5 per cent, or 9 per cent excluding the effect of economic and other variances and exchange rates.

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 19 per cent lower in 2023 as compared to the prior year, reflecting the benefit of the targeted reduction of head office costs and the redemption of a senior debt instrument in January 2023. Interest payable on core structural borrowings reduced by $28 million in 2023 compared with the prior year. Total head office expenditure was $(230) million (2022: ($277) million). Net investment return and other items improved by $23 million from increased investment returns on Group Treasury following the increase in interest rates.

Restructuring costs of $(201) million (2022: $(293) million) reflect the Group's project to implement and embed IFRS 17, and one-off costs associated with regulatory and other initiatives in our business. IFRS 17 costs are expected to decrease but in 2024 will be replaced by investment to enhance Eastspring's operating model and improve our back office efficiency and scalability. From the end of 2024, restructuring costs are expected to revert over time to the lower levels typically incurred historically.

IFRS basis non-operating items

Non-operating items in the year consist of negative short-term fluctuations in investment returns of $(774) million (2022: $(3,404) million) and $(22) million of costs associated with corporate transactions (2022: gain of $55 million).

These short-term fluctuations principally arise from our business in the Chinese Mainland reflecting negative equity returns as well as the impact from lower interest rates on the discount rate for General Measurement Model (GMM) best estimate insurance liabilities.

IFRS effective tax rates

In 2023, the effective tax rate on adjusted operating profit was 15 per cent (2022: 20 per cent). The decrease from the 2022 effective tax rate primarily reflects the recognition of a deferred tax asset in relation to historical tax losses, due to an increase in forecast taxable profit in the UK tax group, together with a reduction from 2022 to 2023 in head office costs for which no tax credit is recognised.

The effective tax rate on total IFRS profit in 2023 was 18 per cent (2022: negative 55 per cent), reflecting a reduction in the level of investment losses on which no tax credit is recognised.

During 2023, jurisdictions around the world, including some relevant to Prudential, commenced implementation of the OECD global minimum tax rules. For those jurisdictions where the rules will apply to Prudential for the 2024 financial period, management's assessment is that the new tax rules (which involve comparing a jurisdiction's effective tax rate to the global minimum effective tax rate of 15 per cent) are not expected to have a material impact on the IFRS tax charge for 2024. From 2025 onwards, the new tax rules are expected to be effective in Hong Kong (where Prudential plc is now tax resident), at which point the new rules will apply to the whole Prudential group. Management continues to assess the likely impact on the 2025 and subsequent financial periods and guidance on the potential impact will be provided in due course.

Total tax contributions

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $969 million remitted to tax authorities in 2023, slightly lower than the equivalent amount of $1,009 million remitted in 2022 (on an actual exchange rate basis).

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures which provide insight into the Group's tax contributions. An updated version of the tax strategy, including 2023 data, will be available on the Group's website before 31 May 2024.

Shareholders' equity

Group IFRS shareholders' equity

	2023 $m	2022 $m
Profit /(loss) for the year	**1,712**	(997)
Less non-controlling interest	**11**	10
Profit (loss) after tax for the year attributable to shareholders	**1,701**	(1,007)
Exchange movements, net of related tax	**(124)**	(603)
External dividends	**(533)**	(474)
Other movements	**48**	(121)
Net increase/(decrease) in shareholders' equity	**1,092**	(2,205)
Shareholders' equity at beginning of the year		—
As previously reported	**16,731**	17,088
Effect of initial application of IFRS 17 & IFRS 9, net of tax	**—**	1,848
Shareholders' equity at end of the year	**17,823**	16,731
Shareholders' value per share[3]	**647¢**	608¢
Adjusted shareholders equity[3]	**37,346**	35,211

Group IFRS shareholders' equity increased from $16.7 billion at the start of 2023 (after allowing for the effects of IFRS 17 and IFRS 9) to $17.8 billion at 31 December 2023. This largely reflects profit generated during the period, offset by dividend payments of $(0.5) billion, and exchange movements of $(0.1) billion.

In 2023, the Group completed the disposal of its remaining interest in Jackson, the Group's former US business, for cash of $273 million. This gave rise to a gain of $8 million compared to the carrying value of this interest at 31 December 2022 that is included in other movements. Following the adoption of IFRS 9, the income statement is unaffected by this transaction.

The IFRS adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and CSM, net of tax. Group's IFRS adjusted equity increased to $37.3 billion at 31 December 2023 (31 December 2022: $35.2 billion) reflecting increases in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

EEV basis results

EEV financial results

	Actual exchange rate			Constant exchange rate	
	2023 $m	2022 $m	Change %	2022 $m	Change %
New business profit	**3,125**	2,184	43	2,149	45
Profit from in-force business	**1,779**	2,358	(25)	2,345	(24)
Operating profit from insurance business	**4,904**	4,542	8	4,494	9
Asset management	**254**	234	9	230	10
Other income and expenditure	**(612)**	(824)	26	(823)	26
Operating profit for the year	**4,546**	3,952	15	3,901	17
Non-operating results	**(834)**	(7,523)	89	(7,530)	89
Profit (loss) for the year	**3,712**	(3,571)	n/a	(3,629)	n/a
External dividends	**(533)**	(474)			
Foreign exchange movements	**(134)**	(1,195)			
Other movements	**21**	(160)			
Net increase (decrease) in EEV shareholders' equity	**3,066**	(5,400)			
EEV shareholders' equity at 1 Jan after effect of HKRBC	**42,184**	47,584			
EEV shareholders' equity at end of year	**45,250**	42,184			
% New business profit/average EEV shareholders' equity for insurance business operations*	**8%**	5%			
% Operating profit/average EEV shareholders' equity	**10%**	9%			

* Excluding goodwill attributable to equity holders

EEV shareholders' equity	**31 Dec 2023 $m**	31 Dec 2022 $m
Represented by:		
CPL	**3,038**	3,259
Hong Kong	**17,702**	16,576
Indonesia	**1,509**	1,833
Malaysia	**3,709**	3,695
Singapore	**7,896**	6,806
Growth markets and other	**7,674**	6,688
Embedded value from insurance business excluding goodwill	**41,528**	38,857
Asset management and other excluding goodwill	**2,955**	2,565
Goodwill attributable to equity holders	**767**	762
Group EEV shareholders' equity	**45,250**	42,184
EEV shareholders' equity per share	**1,643¢**	1,534¢

APE new business sales (APE sales) and EEV new business profit

	Actual exchange rate						Constant exchange rate			
	2023 $m		2022 $m		Change %		2022 $m		Change %	
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL	**534**	**222**	884	387	(40)	(43)	840	368	(36)	(40)
Hong Kong	**1,966**	**1,411**	522	384	277	267	523	384	276	267
Indonesia	**277**	**142**	247	125	12	14	240	122	15	16
Malaysia	**384**	**167**	359	159	7	5	347	154	11	8
Singapore	**787**	**484**	770	499	2	(3)	791	512	(1)	(5)
Growth markets and other	**1,928**	**699**	1,611	630	20	11	1,546	609	25	15
Total	**5,876**	**3,125**	4,393	2,184	34	43	4,287	2,149	37	45
Total new business margin		**53%**		50%				50%		

Group EEV operating profit increased by 17 per cent to $4,546 million, reflecting a 9 per cent increase in the operating profit for the insurance business, largely reflecting higher new business profit, a 10 per cent increase in the operating profit for the asset management business and an improvement in central costs. The operating return on average embedded value was 10 per cent (2022: 9 per cent).

The operating profit from the insurance business increased to $4,904 million, largely reflecting a 45 per cent increase in new business profit to $3,125 million following growth in APE sales, partly offset by a (24) per cent fall in profit from in-force business to $1,779 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was lower at $2,122 million (2022: $2,531 million), reflecting a lower opening balance to which the expected return is applied, as a result of economic movements in 2022. Operating assumption changes and experience variances were negative $(343) million on a net basis compared with $(186) million in 2022. This reflects short-term industry-wide increases in lapses in Vietnam, following negative consumer sentiment in the wider industry, along with unfavourable morbidity experience on some medical reimbursement products following the removal of Covid-19 restrictions. We have also continued to invest in our strategic capabilities.

The non-operating loss of $(834) million (2022: loss of $(7,530) million) is largely driven by the combined impact of negative equity returns in Chinese Mainland and Hong Kong, with interest rate falls and narrowing credit spreads in many of our markets in the year. These effects were more muted than in the prior year.

Overall, EEV shareholders' equity increased to $45.3 billion at 31 December 2023 (31 December 2022: $42.2 billion). Of this, $41.5 billion (31 December 2022: $38.9 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 31 December 2023 was circa $9.3 billion, which compares with a publicly reported embedded value of circa $4.6 billion at 30 September 2023.

EEV shareholders' equity on a per share basis at 31 December 2023 was 1,643 cents (31 December 2022: 1,534 cents).

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding CPL), Hong Kong (together with its branch in Macau) and Taiwan.

The table below demonstrates the proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*		New business profit	
	2023 $m	2022 $m	**2023 $m**	2022 $m
Total Greater China †	**12,859**	13,103	**1,870**	912
Total Group†	**26,221**	27,783	**3,125**	2,184
Percentage of total	**49 %**	47 %	**60 %**	42 %

Comparatives stated on a AER basis

* The gross earned premium includes the Group's share of amounts earned from joint ventures and associates as disclosed in note II (vi) of the Additional financial information.

† Total Greater China represents the amount contributed by the insurance businesses in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all insurance business joint ventures and associates.

Capital management

We aim to invest capital to write new business that generates three times the amount invested, at internal rates of return above 25 per cent with less than four-year payback periods. Our ability to invest at attractive returns will drive our capital allocation priorities which are as follows:

- We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience;
- Otherwise, our priority for allocating capital will be re-investing in new business. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns;
- Our next priority is investing around $1 billion in core capabilities, primarily in the areas of Customer, Distribution, Health and Technology;
- Our dividend policy remains linked to net operating free surplus generation which is calculated after investment in new business and capability investment;
- We will invest in inorganic opportunities where there is good strategic fit; and
- All investment decisions will be made against the alternative of returning surplus capital to shareholders but given the abundance of organic and inorganic opportunities ahead of us, we are confident that in the near-term we will be reinvesting capital at attractive returns.

To generate capital to allocate to these priorities we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. Based on the economic and other assumptions and methodology that underpinned our EEV reporting at the end of 2023, we expect to transfer over $9 billion by end of 2027 from VIF and required capital to operating free surplus generated from our in-force insurance business at the end of 2023. This is before allowing for the incremental effect of new business and any return on the underlying assets backing that surplus. We will drive improved emergence of free surplus by managing claims, expense and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders including dividends.

Group free surplus generation

Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis.

Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in the EEV financial results.

Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate	
	2023 $m	2022 $m	Change %	2022 $m	Change %
Expected transfer from in-force business and return on existing free surplus	**2,869**	2,753	4	2,711	6
Changes in operating assumptions and experience variances	**(383)**	(227)	(69)	(216)	(77)
Operating free surplus generated from in-force insurance business	**2,486**	2,526	(2)	2,495	—
Asset management	**254**	234	9	230	10
Operating free surplus generated from in-force insurance and asset management business	**2,740**	2,760	(1)	2,725	1
Investment in new business	**(733)**	(567)	(29)	(552)	(33)
Operating free surplus generated from insurance and asset management business	**2,007**	2,193	(8)	2,173	(8)
Central costs and eliminations (net of tax):					
Net interest paid on core structural borrowings	**(172)**	(200)	14	(200)	14
Corporate expenditure	**(230)**	(276)	17	(277)	17
Other items and eliminations	**(18)**	(66)	73	(66)	73
Restructuring and IFRS 17 implementation costs (net of tax)	**(192)**	(277)	31	(275)	30
Net Group operating free surplus generated	**1,395**	1,374	2	1,355	3
Non-operating and other movements, including foreign exchange	**(206)**	(2,371)			
External cash dividends	**(533)**	(474)			
Increase (decrease) in Group free surplus before net subordinated debt redemption	**656**	(1,471)			
Net subordinated debt redemption	**(421)**	(1,699)			
Increase (decrease) in Group free surplus before amounts attributable to non-controlling interests	**235**	(3,170)			
Change in amounts attributable to non-controlling interests	**(9)**	(10)			
Free surplus at beginning of year	**12,229**	15,409			
Free surplus at end of year	**12,455**	12,229			
Free surplus at end of year excluding distribution rights and other intangibles	**8,518**	8,390			

Operating free surplus generated from in-force insurance and asset management business was broadly flat at $2,740 million when compared with the prior year. The cost of investment in new business increased by 33 per cent to $(733) million largely reflecting the increase in APE sales of 37 per cent. As a consequence, the Group generated an operating free surplus from insurance and asset management operations before restructuring costs of $2,007 million, down (8) per cent compared to 2022.

After allowing for lower central costs and restructuring and IFRS 17 costs, total Group free surplus generation was up 3 per cent to $1,395 million.

After allowing for short-term market and currency losses, the redemption of debt (which is treated as capital for free surplus purposes), and the external dividend payment, free surplus at 31 December 2023 was $12.5 billion as compared to $12.2 billion at the start of the year. Excluding distribution rights and other intangibles, free surplus was $8.5 billion (31 December 2022: $8.4 billion).

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

Recognising the strong conviction we have in the Group's new strategy, the Board indicated alongside the strategy update in August 2023, that when determining the annual dividend, it intended to look through the investments in new business and investments in capabilities, and expected the annual dividend to grow in the range 7 – 9 per cent per annum over 2023 and 2024.

The Board has applied this approach to determining the 2023 second interim cash dividend, and has approved a 2023 second interim cash dividend of 14.21 cents per share (2022: 13.04 cents per share). Combined with the first interim cash dividend of 6.26 cents per share (2022: 5.74 cents per share), the Group's total 2023 cash dividend is 20.47 cents per share (2022: 18.78 cents per share), an increase of 9 per cent.

The Board intends to maintain this approach, and continues to expect the 2024 annual dividend to grow in the range 7 - 9 per cent.

Group capital position

The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority ('HKIA') to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2023			31 Dec 2022		
	Shareholder	**Policyholder***	**Total†**	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	**24.3**	**14.3**	**38.6**	23.2	12.6	35.8
of which: Tier 1 capital resources ($bn)	**17.1**	**1.2**	**18.3**	15.9	1.5	17.4
Group Minimum Capital Requirement ($bn)	**4.8**	**1.1**	**5.9**	4.4	0.9	5.3
Group Prescribed Capital Requirement ($bn)	**8.2**	**11.4**	**19.6**	7.6	10.1	17.7
GWS capital surplus over GPCR ($bn)	**16.1**	**2.9**	**19.0**	15.6	2.5	18.1
GWS coverage ratio over GPCR (%)	**295 %**		**197 %**	307 %		202 %
GWS Tier 1 surplus over GMCR ($bn)			**12.4**			12.1
GWS Tier 1 coverage ratio over GMCR (%)			**313 %**			328 %

* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.
† The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 capital coverage ratio.

As at 31 December 2023, the estimated shareholder GWS capital surplus over the GPCR is $16.1 billion (31 December 2022: $15.6 billion), representing a coverage ratio of 295 per cent (31 December 2022: 307 per cent) and the estimated total GWS capital surplus over the GPCR is $19.0 billion (31 December 2022: $18.1 billion) representing a coverage ratio of 197 per cent (31 December 2022: 202 per cent). During January 2023 the Group redeemed $0.4 billion of senior debt equivalent to a reduction of 5 percentage points to the shareholders' GWS coverage ratio over GPCR measured at 31 December 2022 and a 2 percentage points reduction to total GWS coverage ratio over GPCR measured at the same date.

Operating capital generation in 2023 was $1.4 billion after allowing for central costs and the investment in new business. This was offset by the payment of external dividends of $(0.5) billion.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

Financing and liquidity

The Group manages its leverage on a Moody's total leverage basis, which takes into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. The Group's leverage target is to be between 20 and 25 per cent on a Moody's total leverage basis over the medium term. Moody's have not finalised how they will calculate leverage under IFRS 17 but are consulting on a proposal to consider up to 50 per cent of any company's CSM as equity. This has yet to be incorporated into Moody's formal methodology and hence has not been incorporated into the Group's target above. At 31 December 2023, we estimate that our Moody's total leverage was 20 per cent[2] (31 December 2022: 21 per cent[2], before allowing for the £300 million senior bonds redeemed in January 2023). This would reduce to circa 14 per cent (31 December 2022: 15 per cent, before allowing for the £300 million senior bonds redeemed in January 2023) if a 50 per cent equity credit for the CSM was provided.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2023 $m			31 Dec 2022 $m		
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	3,933	(274)	3,659	4,261	(427)	3,834
Less: holding company cash and short-term investments	(3,516)	—	(3,516)	(3,057)	—	(3,057)
Net core structural borrowings of shareholder-financed businesses	417	(274)	143	1,204	(427)	777
Moody's total leverage	20%			21%		

The total borrowings of the shareholder-financed businesses were $3.9 billion at 31 December 2023 (31 December 2022: $4.3 billion). The Group had central cash resources of $(3.5) billion at 31 December 2023 (31 December 2022: $(3.1) billion), resulting in net core structural borrowings of the shareholder-financed businesses of $0.4 billion at end of 31 December 2023 (31 December 2022: $1.2 billion). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2023.

On 20 January 2023 the Group redeemed £300 million ($371 million) senior bonds as they reached their maturity, and on 10 July 2023 the Group redeemed a €20m ($22 million) medium-term note as it fell due on 10 July 2023. In addition, the Group has a $750 million perpetual note that reached its first call date in January 2023 at which time the Group's management elected not to call it. We retain the right to call this security at par on a quarterly basis hereafter. The Group's remaining securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

On 2 March 2023 the Group's parent company, Prudential plc, transferred all of its borrowings to a wholly-owned indirect subsidiary, Prudential Funding (Asia) plc. Prudential plc has provided a guarantee to holders of the debt instruments in the event of default by Prudential Funding (Asia) plc. Other terms of the borrowings, and the value recognised by the Group, were unchanged by this transfer.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $699 million in issue at 31 December 2023 (31 December 2022: $501 million).

As at 31 December 2023, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2023. The Group has reviewed its requirements for committed facilities and after the balance sheet date on15 February 2024, the Group renewed its undrawn committed facilities for a total of $1.6 billion expiring 2029.

Cash remittances

The definition of holding company cash and short-term investments was updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. The inclusion of amounts previously managed on a regional basis increased the holding company cash and short-term investment by $0.9 billion at 31 December 2022.

Holding company cash flow

	Actual exchange rate		
	2023 $m	2022 $m	Change %
Net cash remitted by businesses units	**1,611**	1,304	24
Net interest paid	**(51)**	(204)	75
Corporate expenditure	**(271)**	(232)	(17)
Centrally funded recurring bancassurance fees	**(182)**	(220)	17
Total central outflows	**(504)**	(656)	23
Holding company cash flow before dividends and other movements	**1,107**	648	71
Dividends paid	**(533)**	(474)	(12)
Operating holding company cash flow after dividends but before other movements	**574**	174	230
Other movements			
Issuance and redemption of debt	**(393)**	(1,729)	77
Other corporate activities	**226**	248	(9)
Total other movements	**(167)**	(1,481)	89
Net movement in holding company cash flow	**407**	(1,307)	n/a
Cash and short-term investments at the beginning of the year	**3,057**	3,572	
Foreign exchange and other movements	**52**	(113)	
Inclusion of amounts at 31 Dec from additional centrally managed entities	**—**	905	
Cash and short-term investments at the end of the year	**3,516**	3,057	

Remittances from our businesses were $1,611 million (2022: $1,304 million).The remittances are net of cash advanced to CPL, our joint venture business in the Chinese Mainland, of $176 million in anticipation of a future capital injection, as previously announced in December 2023. Remittances were used to meet central outflows of $(504) million (2022: $(656) million) and to pay dividends of $(533) million (2022: $(474) million).

Central outflows include net interest paid of $(51) million (2022: $(204) million), which is net of interest and similar income earned on central cash balances in 2023, largely on balances brought into the updated definition of holding company cash and short-term investments at the end of 2022. In addition, lower interest payments were made on core structural borrowings in 2023 as compared with the prior year.

Cash outflows for corporate expenditure of $(271) million (2022: $(232) million) include cash outflows for restructuring costs.

Other cash flow movements included net receipts from other corporate activities of $226 million (2022: $248 million) comprising largely of proceeds received from the sale of our remaining shares in Jackson Financial Inc. as well as dividend receipts. In 2023, the Group redeemed senior bonds as they reached their maturity at a cost of $393 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes

(1) Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(3) million (2022: $23 million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(2) Calculated with no adjustment for the value of contractual service margin in equity and with 50 per cent of the with-profits estate treated as equity.
(3) See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.

Delivering through our multi-market growth engines

The following commentary provides an overview of each of the Group's segments, together with a discussion of their 2023 financial performance.

As in previous years, we discuss our performance on a constant currency basis, unless stated otherwise. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definition of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Chinese Mainland – CITIC Prudential Life (CPL)

		Actual exchange rate		Constant exchange rate	
	2023	2022	Change	2022	Change
APE sales ($m)	**534**	884	(40)%	840	(36)%
New business profit ($m)	**222**	387	(43)%	368	(40)%
New business margin (%)	**42**	44	(2)ppts	44	(2)ppts
Adjusted operating profit ($m)	**368**	271	36%	258	43%
IFRS (loss) after tax ($m)	**(577)**	(345)	(67)%	(328)	(76)%

Amounts included in the table above represents the Group's 50 per cent share.

Prudential's life business in the Chinese Mainland, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL benefits from the strong brands of both shareholders with a truly multi-distribution platform offering a diverse set of products to meet customers' needs.

CPL is an established franchise with an extensive footprint across 23 branches covering 102 cities. CPL is focused on the affluent and advanced affluent segments of the market where personal income levels from these segments have more economic resilience and which are still significantly under penetrated. CPL has a high quality agency force and an extensive network of 62 bancassurance partners with access to over 5,600 branches across the Chinese Mainland.

During December 2023 Prudential announced that it was providing additional growth capital to CPL of RMB1.25 billion (US$176 million) in cash, with CITIC, its joint venture partner providing an equal amount. The additional capital supports new business growth and improves CPL's regulatory capitalisation. The business will be focused on margin maintenance, strong risk management through a rebalanced product mix and seeking quality growth in its agency channel through targeted agent recruitment and improved productivity and from improved penetration of its customer bases of its bank partners.

Financial performance

During 2023 CPL pro-actively diversified its products with a pivot towards whole-life products and higher margin annuity and longer-premium payment term products. The re-pricing approach was ratified by the regulator in the second half of 2023 with further regulatory guidance on expense control for the bancassurance channel, and was implemented well ahead of the industry.

Consequently, 2023 saw new business profit in CPL fall by (40) per cent reflecting both lower volumes and adverse economic impacts. Bancassurance channel sales declined driven by the regulatory reform on expense control of the channel mentioned above, which was partially offset by growth in the agency channel. Excluding the effects of interest rates and other economic movements, new business margin grew by six percentage points as a result of actions to rebalance the product proposition. Including the effects of economics the new business margin declined by two percentage points.

CPL has grown long term protection APE sales by 27 per cent with strong whole life protection propositions and enhanced critical illness features targeting elderly and infants.

CPL's agency business saw an increase in APE sales and new business profit reflecting an increase in the productivity of our agents and a high agent activation rate. We have seen an increase in agent productivity in the year, both in terms of policies sold per agent (up 11 per cent) and new business profit per agent (up 26 per cent). The agents provisionally qualified for the Million Dollar Round Table (MDRT) in 2023 increased by 19 per cent to more than 1,000 along with an increase in new agents by 6 per cent.

As previously noted, during 2023 CPL proactively rebalanced its bancassurance sales mix between whole-life products and higher margin annuity and longer-premium payment term products. CPL's bancassurance business was further affected by expense regulatory reforms during the second half of the year. As a result APE sales through the bancassurance channel fell materially. We see the recent regulatory driven transformations as conducive to the long-term development of the insurance industry particularly on health and protection and retirement. We believe these transformations and other actions in 2023, leave CPL well positioned to grow in the future.

The adjusted operating profit for our business in the Chinese Mainland, CPL, increased by 43 per cent to $368 million, reflecting an increased longer-term net investment result given a higher asset base from increased sales of savings products in recent years and a reduction in the losses from the contracts classified as onerous under IFRS 17. The IFRS loss after tax for the year was $(577) million compared to $(328) million in the prior year, reflecting lower than expected equity returns and the net impact of falling interest rates on insurance assets and liabilities.

Hong Kong

		Actual exchange rate		Constant exchange rate	
	2023	2022	Change	2022	Change
APE sales ($m)	**1,966**	522	277%	523	276%
New business profit ($m)	**1,411**	384	267%	384	267%
New business margin (%)	**72**	74	(2)ppts	73	(1)ppts
Adjusted operating profit ($m)	**1,013**	1,162	(13%)	1,162	(13%)
IFRS profit/ (loss) after tax ($m)	**976**	(742)	n/a	(742)	n/a

In Hong Kong, Prudential is a trusted household brand, with a premium agency force and is among the top three life insurers[1].

In 2023, we significantly outperformed the market increasing our market share, resulting in a number one ranking for the offshore business[1]. Our premier agency force and strong partnership with Standard Chartered Bank position us well to address the unique needs of the customers across different life stages, including comprehensive health and protection solutions and long-term savings and retirement solutions to address the wealth accumulation, retirement and legacy planning needs. We are well positioned to serve the needs of Chinese Mainland customers, which include diversification of currency and asset class, professional financial advice across a broad product spectrum and access to high-quality medical care available in Hong Kong. Our surveys of potential Chinese Mainland customers report consistent demand for long term savings and health and protection products. With our newly opened Macau branch, we are present in all 11 cities[2] in the Greater Bay Area, with a population of over 85 million people[3].

Financial performance

New business profit increased by 267 per cent to $1,411 million, largely reflecting the increase in APE sales.

APE sales for our business in Hong Kong increased by 276 per cent to $1,966 million in 2023, reflecting the strong demand from both Domestic customers and Chinese Mainland visitors as borders reopened in early 2023, with growth across all distribution channels. The Hong Kong economy continued to recover year-on-year led by inbound tourism and domestic demand, with over 26 million people from the Chinese Mainland visiting Hong Kong in 2023. Visitor numbers in the year were circa 60 per cent of that in 2019, before the Covid-19 pandemic, while APE sales to Chinese Mainland visitors in the same period were circa 1.1 times of that in 2019, but marginally still below the levels of 2018, prior to any Covid-19 related disruption. In addition, we also saw growth of 36 per cent in our domestic segment supported by new product launches and customer campaigns.

While savings products contribute the majority of APE sales, due to large case sizes, on a policy count basis, health and protection sales represented 58 per cent of new policy issuances, reflecting the growth in both agency and bancassurance channels.

We increased APE sales in our health business by 22 per cent and generated a new business profit for health business of $86 million, covering more than 550,000 customers.

Our agency channel contributed to 70 per cent of APE sales, with robust growth of 352 per cent supported by domestic and Chinese Mainland customers. We have reached our recruitment target of hiring 4,000 agents in 2023, the vast majority of which have already had regulatory approval. Our active agents increased by 72 per cent with an increase in monthly new business profit per active agent by 128 per cent, contributing to an increase in agency channel new business profit of 294 per cent.

Our bancassurance channel also saw significant growth with APE sales up 52 per cent. The proportion of APE sales comprising health and protection products increased from 5 per cent in 2022 to 13 per cent in 2023, which, together with the growth in APE sales, contributed to an increase in new business profit of 93 per cent. Of the overall bancassurance APE sales, around 68 per cent were from 'new to insurance' customers compared to 50 per cent in 2022, reflecting strong demand for our products. In advance of the reopening of border with the Chinese Mainland, we reactivated our broker network which delivered significant increase in APE sales increasing our market share and ranking in broker channel.

Overall the new business margin for Hong Kong was broadly stable at 72 per cent (2022: 73 per cent), reflecting a favourable shift in channel mix to the growing agency business, offset by the impact of product mix shifts reflecting higher case sizes of relatively lower margin savings products sold to Chinese Mainland customers. Economic impacts only marginally decreased the margin. Normalisation of savings product case sizes, combined with an increase in the proportion of health and protection sales, led to favourable product mix shifts and margins increasing in the second half of the year.

In Hong Kong, adjusted operating profit was $1,013 million, down (13) per cent mainly due to reduced net investment return associated with lower opening asset balances following adverse market movements in 2022 and a lower level of positive claims and expense variance as a result of our continued investment in our strategic pillars.

The IFRS profit after tax for our Hong Kong business was $976 million compared to a loss after tax of $(742) million in 2022. The loss in 2022 largely reflected investment losses given the large increase in interest rates in that period. This compares to a more stable interest rate environment in 2023.

Indonesia

	2023	Actual exchange rate 2022	Actual exchange rate Change	Constant exchange rate 2022	Constant exchange rate Change
APE sales ($m)	**277**	247	12%	240	15%
New business profit ($m)	**142**	125	14%	122	16%
New business margin (%)	**51**	51	— ppts	51	— ppts
Adjusted operating profit ($m)	**221**	205	8%	200	11%
IFRS profit after tax ($m)	**156**	108	44%	104	50%

In Indonesia, we are among the top three life insurers in both the conventional and Syariah markets[1]. We continue to offer innovative products, through a diversified distribution network. We have a leading premier agency force with a 29 per cent agency market share[1], contributing around 80 per cent of overall APE sales. Through our dedicated Syariah life insurance entity, we are well positioned to meet the growing demands for Syariah solutions and support the growth of the Syariah community and economy.

Financial performance

Overall new business profit grew by 16 per cent to $142 million, marginally above the growth in APE sales. In the second half of 2023, new business profit grew slower than in the first half but was still a double-digit percentage increase supported by a strategic pivot from individual linked products to traditional life products and a favourable shift in channel mix towards agency business. We have revamped our unit-linked product propositions with enhanced benefits in response to new regulations governing the design, sale and management of unit-linked products (commonly known as PAYDI in the market). APE sales for our business in Indonesia grew by 15 per cent to $277 million. Health and protection APE sales grew by 18 per cent in 2023 assisted by repricing actions and medical riders upgrades.

Our diversified distribution network comprises our high quality agency force, a long-standing partnership with Standard Chartered Bank and UOB, other bank partnerships and direct marketing.

APE sales for the agency channel increased by 18 per cent. The growth in agency channel sales was achieved amidst a wider industry slowdown and we saw monthly new business profit per active agent increase by 7 per cent. This was supported by our transformation programme that commenced in 2022, where we accelerated agency channel growth by revamping our sales management model, upgrading our training programme and redesigning our compensation scheme to incentivise quality sales and productivity growth as well as successful repricing. We have over 1,100 agents provisionally qualified for the Million Dollar Round Table (MDRT) in 2023, an increase of over 40 per cent from the prior year.

In the bancassurance channel, our strategic partnerships provide us an opportunity to provide solutions across a wide spectrum of customer segments. We saw a marginal increase in APE sales from our bancassurance channel. We continue to drive high margin health and protection business, with over 38 per cent of APE sales in the bancassurance channel from health and protection products. The integration of Citi Bank with UOB, which commenced in the fourth quarter of 2023, is now completed and we will be able to offer comprehensive solutions to the expanded customer base. We see long-term growth opportunities given our existing partnerships and potential for new partnerships.

The adjusted operating profit for Indonesia increased by $21 million to $221 million in 2023, following the non-repeat of losses that arose on a small portfolio of contracts that were classified as onerous under the IFRS 17 methodology in 2022.

The IFRS profit after tax for our business in Indonesia increased from $104 million to $156 million, reflecting the benefits described above along with reduced negative short-term investment variances in 2023 following the drop in interest rates during the year compared to higher interest rates in 2022.

Malaysia

		Actual exchange rate		Constant exchange rate	
	2023	2022	Change	2022	Change
APE sales ($m)	**384**	359	7%	347	11%
New business profit ($m)	**167**	159	5%	154	8%
New business margin (%)	**43**	44	(1)ppts	44	(1)ppts
Adjusted operating profit ($m)	**305**	340	(10)%	329	(7)%
IFRS profit after tax ($m)	**257**	178	44%	173	49%

In Malaysia, we are a leading life insurer and the largest Takaful operator[1] with 18 per cent and 22 per cent market share respectively. In the young segment, we continue to provide comprehensive investment linked propositions along with various health and protection riders, while in the case of the family segment, we provide core investment linked propositions, affordable health solution and savings solutions.

In Malaysia, our diversified distribution network is complemented by a premier agency force and our bank partnerships with Standard Chartered Bank, UOB and Bank Simpanan Nasional.

Our conventional and Takaful business in Malaysia featured among the top five in Life insurance customer satisfaction survey conducted by 'Bank Negara Malaysia'.

The metrics in the segment table above reflect the Group's 100 per cent economic interest in the Malaysian conventional Life business (Prudential Assurance Malaysia Berhad or PAMB) and the Group's interest in the Takaful joint venture.

Prudential currently owns 51 per cent of the ordinary shares of the holding company of PAMB and a 49 per cent share in the Takaful joint venture.

Market liberalisation measures were introduced by BNM, the Malaysian insurance regulator, in April 2009, which increased the limit to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis, for example for companies who financially support expansion of providing insurance coverage to the most vulnerable in Malaysian society through the National B40 Protection Trust Fund.

We are focused on further strengthening our franchise in Malaysia through enhancing recruitment and activation of the agency force, increasing customer penetration and breadth of our bank partners as well as actively managing our health portfolio and we will deploy capital as needed to support growth.

Financial performance

New business profit for our businesses in Malaysia grew 8 per cent to $167 million. This growth reflects an increase in APE sales of 11 per cent to $384 million, primarily driven by growth in the bancassurance channel, due to marketing campaigns and supported by the merger of UOB and Citibank that has widened the number of accessible customers. The growth in APE sales from the bancassurance channel was offset in part by a marginal decline in the agency channel.

We recruited more than 6,800 agents in 2023, and more than 550 agents provisionally qualified for Million Dollar Round Table (MDRT). Following these initiatives, we saw an increase in monthly new business profit per active agent resulting in an 8 per cent increase in new business profit, despite a marginal decline in APE sales. We continue to take actions to improve productivity by developing programs to support both new and established agents which have seen productivity increase consistently each quarter since the start of 2023.

We maintained the market leadership position in the conventional bancassurance channel, demonstrating the strength of our strategic bank partnerships. We continue to provide comprehensive propositions for the diverse needs of customers in each of the high net worth, affluent and mass market segments and we seek to increase the penetration into our bank partners' customer base. Overall we saw a 36 per cent increase in the APE sales through the bancassurance channel leading to double digit growth in new business profit.

The adjusted operating profit for our business in Malaysia declined by (7) per cent to $305 million, primarily driven by a normalisation of claims experience as the number of medical reimbursement cases returned to pre-pandemic levels.

The IFRS profit after tax for our business in Malaysia increased from $173 million to $257 million, primarily reflecting the positive impacts from the decline in interest rates in Malaysia, compared to increasing interest rates in 2022.

Singapore

	2023	Actual exchange rate 2022	Actual exchange rate Change	Constant exchange rate 2022	Constant exchange rate Change
APE sales ($m)	**787**	770	2 %	791	(1)%
New business profit ($m)	**484**	499	(3)%	512	(5)%
New business margin (%)	**61**	65	(4)ppts	65	(4)ppts
Adjusted operating profit ($m)	**584**	570	2 %	585	— %
IFRS profit/ (loss) after tax ($m)	**512**	(7)	n/a	(7)	n/a

In Singapore, we are one of the market leaders in protection, savings and investment-linked plans[1]. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of agents and financial advisors and our bank partners. Through our two strategic partners, UOB and Standard Chartered Bank, we gain access to the retail, commercial banking, and high net worth customer base of two established banks in Singapore.

We remain focused on our customers and seek to address their needs across the life stages. In the affluent segment, we offer comprehensive health and retirement solutions. We are one of the key players in the integrated Shield market (private insurance coverage that integrates with the national MediShield Life scheme), and continue to explore innovative partnerships with healthcare and technology providers to enhance our offerings. For the younger generation, we continually improve our investment-linked propositions and expand options for ESG - themed investments for customers. Finally, we serve the small and medium enterprise (SME) segment for the employee benefit business.

We received external recognition by winning No.1 Insurer The Straits Times Singapore's Best Customer Service 2023/24 survey.

Financial performance

2023 saw a challenging operating environment for the life insurance industry in Singapore due to higher interest rates, particularly in the first part of the year. New business profit declined by (5) per cent to $484 million, reflecting a smaller proportion of relatively high margin single premium participating products, alongside lower APE sales.

In this context, APE sales declined by (1) per cent to $787 million. Regular premium sales have seen steady growth across 2023, with higher new business volume observed in each quarter compared with the same period in the prior year, and overall achieving double-digit growth in the year. However, sales of single premium participating products through the bancassurance channel were particularly affected by movements in interest rates in the period, contrasting with the elevated level of sales in the comparative period particularly in the first half when interest rates were favourable. In contrast overall APE sales momentum was positive in the second half of the year, with APE sales in the third quarter and fourth quarter increasing on the prior quarter driven by the expansion in regular premium business.

While individual health and protection business have remained at a stable level in our product mix, we saw a shift in customer interest and new business sales towards investment-linked policies. While new business profit margin for the year declined overall, we saw sequential improvement across quarters during the year with growing momentum in sales of higher margin individual protection and investment-linked business.

Our enterprise benefit business delivered good growth with APE sales increasing by 9 per cent, covering around 3,000 small-to-medium enterprises and over 200,000 employees. Our Shield APE grew 9 per cent over last year as we increase the provision of value-added and wellness related services to customers.

Overall new business profit from the Agency channel improved by 4 per cent in the year, reflecting positive product mix effects from a growth in the proportion of sales from Shield and higher margin individual protection products. APE sales for the agency channel decreased by (4) per cent in the year. Regular premium APE sales in our agency channel grew 4 per cent compared with the prior year.

At the end of 2023 our total financial consultant force, of agents and financial advisors increased by 3 per cent when compared with 2022. Our number of eligible Agency MDRT members remained stable at over 1,280 agents in 2023.

We launched Prudential Financial Advisor channel in April 2023, which is the first financial advisory firm in the Prudential Group. PFA will offer a wide range of products and services including general insurance and wealth solutions, in addition to Prudential's core solutions in whole and term life, health & protection, savings, retirement and employee benefits. With this, we aim to cater to the growing and diverse needs of various customer segments in Singapore, as well as boost financial representative recruitment.

Reflecting the decline in high margin single premium products, bancassurance new business profit declined by (24) per cent in the year. However, bancassurance APE sales increased 2 per cent compared with the prior year. Pivoting to customer needs in this environment we have launched regular premium investment linked products and sales of these products gathered momentum in the second half of 2023. The level of regular premium business in bancassurance channel stands at 81 per cent overall in 2023, 41 percentage points higher than 2022.

Our adjusted operating profit for our business in Singapore remained at similar level at $584 million, with the higher release of CSM and risk adjustment offset by a lower net investment return, following the adverse market movements in 2022 lowering the opening investment balances.

The IFRS profit after tax for our Singapore business was $512 million compared with a loss after tax of $(7) million in 2022. This largely reflected higher investment losses in 2022 following the significant increase in interest rates in that year.

Segment discussion continued

Growth markets and other

		Actual exchange rate		Constant exchange rate	
	2023	2022	Change	2022	Change
APE sales ($m)	**1,928**	1,611	20%	1,546	25%
New business profit ($m)	**699**	630	11%	609	15%
New business margin (%)	**36**	39	(3)ppts	39	(3)ppts
Adjusted operating profit ($m)	**746**	728	2%	715	4%
IFRS profit after tax ($m)	**775**	314	147%	304	155%

Our growth markets and other segment incorporates our life businesses Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan, and Africa.

Life new business profits grew by 15 per cent to $699 million, the second largest segment in the Group, and APE sales grew 25 per cent to $1,928 million.

There was a small fall in overall new business margin as a result of country mix following a fall in consumer sentiment and hence lower sales in Vietnam.

The adjusted operating profit was $746 million, up 4 per cent. This reflects an increase in the release of CSM and net investment return aided by recent new business growth. These effects are partially offset by the elevated expenses supporting the continued investment in our strategic pillars together with less favourable claims experience.

The IFRS profit after tax and adjusted operating profit for Growth market and others also includes the tax charge on the profits for joint venture life business in Chinese Mainland and Malaysia. The IFRS profit after tax in the Growth market and other segment increased from $304 million to $775 million, largely reflecting significant investment losses in 2022 from higher interest rates in most of our markets.

A detailed discussion of new business performance by key businesses in presented below.

Thailand

In Thailand we are focused on our bancassurance channel supported by alternative distribution methods including digital, agency, direct marketing and brokerage. New business profit declined by 6 per cent, largely as a result of interest rate changes. APE sales grew by 4 per cent following a high base in 2022, benefiting from double-digit growth from our UOB bank partnership and an increase in the contribution of Group employee benefit (EB) solutions.

Our distribution partnerships have benefited in the year through the integration of the Citi and UOB organisations in Thailand. We also revamped our online application platform ('PRUPlus') to improve reliability and enhance the seller and customer experience. At the end of 2023 we invested in a new bancassurance partnership with CIMB, becoming the exclusive life insurance partner of CIMB Thai. Prudential Thailand seeks to accelerate its growth plans building on the fact that it is already the third largest bancassurance player in the market[1].

Vietnam

Prudential is the leading life insurance company in Vietnam, which has the third-largest population in ASEAN, and operates with a diversified distribution mix.

New business profit for our business in Vietnam declined materially, albeit there was an improvement in new business margins, particularly from the bancassurance business and interest rate effects. APE sales declined by 33 per cent, against an overall market decline of 41 per cent, reflecting an industry-wide fall in consumer sentiment. However, the business's focus on customers and the strength of its agency force has seen it outperform the market, increase its market share and retain the number one position in the market.

We continue to expand our geographical footprint in urban areas through technology-powered agency and bancassurance channels. Our diversified distribution includes our established agency force, which includes more than 1,500 agents provisionally qualified for Million Dollar Round Table (MDRT), and seven exclusive bank partnerships.

We extended our exclusive bancassurance partnership with Vietnam International bank until 2036, developing new industry-leading quality standards and contributing to the healthy and sustainable development of bancassurance in Vietnam. We continue to focus on improving sales quality and strengthening our relationships with our bank partners to widen our reach to customers through their combined 800 branches in Vietnam.

The Philippines

We are the market leader in the Philippines with 17 per cent market share[1] by weighted new business premium, based on the latest available market data reflecting the core strength of our leading agency force. With our young and digitally empowered agency force, we have one of the largest agency forces in the country. Competition for quality agents is strong and we have taken steps to retain talent. We continue to offer a wide range of products to meet our customers' savings and protection needs. New business profit in 2023 delivered double-digit growth, despite a marginal (2) per cent decline in APE sales reflecting a favourable impact from product mix and economic tailwinds. We will continue to strengthen our distribution network through onboarding and nurturing high-quality agents, equipped by digital capabilities, as well as continue to enhance customer experiences through offering comprehensive solutions and seamless customer experiences.

India

Our associate business in India, ICICI Prudential Life, successfully accomplished its objective to double its 2019 new business profit by 2023 through its '4P' strategic framework for Premium growth, Protection focus, Persistency improvement and Productivity enhancement.

New business profit was up 2 per cent with the uplift from APE sales growth being offset by adverse economics and a greater proportion of savings products being sold in the year.

APE sales for ICICI Prudential Life grew by 10 per cent, with a well-diversified distribution network enabling the company to reach a wider cross-section of customers to drive growth. The diverse distribution network comprises more than 200,000 agents including the addition of 40,000 new agents in 2023 and 42 bank partnerships with access to more than 20,000 bank branches.

To enhance distribution capabilities, ICICI Prudential has introduced 'ICICI Pru Stack' a set of platform capabilities encompassing digital tools and analytical abilities. This provides distribution partners with greater information on customers and their needs, and has enabled simplification of the buying journey, with approximately 40 per cent of long-term savings policies now issued on the same day as the purchase process starts.

ICICI Prudential Life, of which we hold 22 per cent, is amongst the top-four private life insurance companies in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India.

Taiwan

Taiwan is the fifth-largest life insurance market in Asia[4], with a population of 24 million. Prudential is a leading insurance company in Taiwan among foreign players with an overall APE market share of 8 per cent in 2023, 3 percentage points higher than 2022. It also delivered the highest year-on-year growth rate in the industry during 2023.

Our business in Taiwan provides solutions for long-term savings and protection to our target market segments. Families remains a key customer segment for Prudential Taiwan with 31,000 new customers acquired from this segment (an increase in the year of 104 per cent).

In Taiwan we saw 86 per cent APE sales growth in 2023, supported by a diversified channel mix in bancassurance and brokerage channels, with strong local bank partners performance as supported by key products campaign and initiatives. Our newly nurtured bank partners delivered over double-digit APE sales growth compared to last year, and contributed to 34 per cent of APE sales in 2023. The sales performance was attributable to our offering of tailored solutions to fulfil specific customer needs across saving, protection and medical needs in different life stages with different currencies. New business profit rose, driven by this increase in APE sales as well as favourable product mix changes. The business is focused on further improving margins.

Africa

Despite macro-economic uncertainties and in particular higher inflation, APE sales for Africa grew by 26 per cent in 2023, with double-digit growth in both agency and bancassurance sales. Six out of the eight markets delivered double-digit growth in the new business profit in the year. This resulted from an improved channel and product mix, alongside the growth in APE sales, which led to 33 per cent increase in new business profit.

In Africa, Prudential has an established agency force with over 300 agents who qualified for Million Dollar Round Table membership. In addition, Prudential Africa has added 13 additional bank partners in the year, given us access to over 1,700 bank branches in total.

We will continue to focus our investment and capital on those markets which are large and in which we see the long-term attractive returns.

Segment discussion continued

Eastspring

		Actual exchange rate		Constant exchange rate	
	2023	2022	Change	2022	Change
Total funds under management ($bn)	**237.1**	221.4	7%	222.2	7%
Adjusted operating profit ($m)	**280**	260	8%	255	10%
Fee margin based on operating income (bps)	**31**	29	2bps	28	3bps
Cost/income ratio (%)	**53**	55	2ppts	55	2ppts
IFRS profit after tax ($m)	**254**	234	9%	230	10%

Eastspring is the asset management arm of the Group. Its funds under management or advice (referred collectively as funds under management or FUM) of $237.1 billion includes $38.5 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $9.7 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. Eastspring has $141.0 billion of funds under management on behalf of the Prudential Group.

Investment performance

Eastspring's investment performance saw 44 per cent of FUM outperforming their benchmarks over the past year (2022: 59 per cent) and 50 per cent of FUM outperforming their benchmarks over the past three years (2022: 39 per cent). Whilst, there was a decline in one-year outperformance when compared to 2022 mainly driven by underperformance in three multi-asset portfolios, the Singapore-based Value Equity teams continued their substantial outperformance. Both the Growth Equities and Active Quantitative strategies also posted positive aggregate returns across one and three years. The Singapore-based Fixed Income team was also able to turnaround the underperformance experienced in 2022, with 90 per cent of FUM outperforming their benchmarks in 2023. We continued to upgrade our investment and risk management platform for multi-asset strategies and investment performance improved in the fourth quarter of 2023 compared to the prior quarter.

Eastspring also continued to develop its investment platform and capabilities through a series of strategic hires, notably in portfolio risk management and fixed income, and through investment process enhancements across the various teams. Further work was progressed in integrating Eastspring's investment performance for wholly-owned businesses and aligning common investment practices, including research.

Eastspring continued to be recognised for its achievements, being named Best Emerging Markets Equity Manager by Citywire Asia Asset Management Awards for the second consecutive year and Best Value Investing Manager regionally by Asia Asset Management.

Broadening distribution capabilities

Eastspring's strategy is anchored on understanding its clients and delivering strong capabilities and products for their bespoke needs. In 2023, Eastspring continued to extend and deepen its relationships with third-party clients and Prudential Life Companies which has generated positive net inflows.

Eastspring continued to build retail partnerships with distributors and banks. Notably in Japan, the firm expanded its partnerships to more than 120 retail distributors and converged 22,800 attendees through 274 workshops and client seminars.

Across the institutional business, the firm has seen success in its international markets of the Americas, Europe, Taiwan and Thailand.

Accelerating responsible investing

Eastspring's commitment to responsible investing is embedded across its business.

Across its markets, Eastspring is focused on driving sustainable solutions on three fronts. First, Eastspring extended its engagement programme beyond climate change to include themes of palm oil, unsustainable timber, and modern slavery. Second, the firm enhanced its ESG data analytics to support investment activities via the creation of a proprietary ESG assessment visualiser and enhanced client reporting tools for climate risk, UN Sustainable Development Goal alignment and Scope 3 carbon emissions. Third, the firm published its first Responsible Investment Report and improved its United Nations Principles for Responsible Investment (UNPRI) assessment.

Open-architecture technology platform

Eastspring has embarked on a multi-year firm-wide transformation journey to modernise its business. This includes upgrading its operating model for robustness and scalability, as well as enhancing its control environment.

Through HERA, Eastspring's proprietary cloud-native Data & AI platform, Eastspring is making good progress in its ambition to become a data-driven organisation. Eastspring is already seeing benefits from its early efforts in the form of an automated Finance 'data-mart' for end to end reporting, optimising insights across markets, and building robust data for monitoring and regulatory purposes. The platform has also powered climate insights for our portfolio and strengthened real-time risk management through its investment risk insights.

Joint venture growth initiatives

In India, IPAMC strengthened its distribution capabilities, servicing a direct client base spread across 300 cities in India. This resulted a 17 per cent increase in IPAMC's client base to over 9 million; of which around 33 per cent were direct clients. In addition, IPAMC broadened its product suite into the alternatives segment focused on private equity and private credit, and raised $324 million (100 per cent shareholding basis). Reflecting net inflows coupled with a favourable equity market performance, FUM for IPAMC grew by 28 per cent (on actual exchange rate basis).

In China, CPFMC is looking to broaden its product suite with new fixed income and quantitative products. CPFMC also strengthened its distribution capabilities with 14 new partnerships, comprising of 10 bank wealth management companies and 4 securities firms. The depth of our partnership, including the e-commerce platforms has generated strong net inflows, primarily from money market funds supporting a 8 per cent increase (on actual exchange rate basis) in FUM for CPFMC, despite the challenging economic environment.

Financial performance

	2023 $m*	Actual exchange rate 2022 $m*	Actual exchange rate Change %	Constant exchange rate 2022 $m*	Constant exchange rate Change %
External funds under management ($bn)	**94.2**	81.9	15	81.3	16
Funds managed on behalf of M&G plc ($bn)	**1.9**	9.3	(80)	9.4	(80)
External funds under management ($bn)	**96.1**	91.2	5	90.7	6
Internal funds under management ($bn)	**110.0**	104.1	6	104.9	5
Internal funds under advice ($bn)	**31.0**	26.1	19	26.6	17
Total internal funds under management or advice ($bn)	**141.0**	130.2	8	131.5	7
Total funds under management or advice ($bn)	**237.1**	221.4	7	222.2	7
Total external net flows†	**4,054**	(1,586)	n/a	(1,538)	n/a
Analysis of adjusted operating profit					
Retail operating income‡	**353**	319	11	311	14
Institutional operating income‡	**347**	341	2	342	1
Operating income before performance-related fees	**700**	660	6	653	7
Performance-related fees	**(2)**	1	n/a	1	n/a
Operating income (net of commission)	**698**	661	6	654	7
Operating expense	**(372)**	(360)	(3)	(359)	(4)
Group's share of tax on joint ventures' adjusted operating profit	**(46)**	(41)	(12)	(40)	(15)
Adjusted operating profit	**280**	260	8	255	10
Adjusted operating profit after tax	**254**	234	9	230	10
Average funds managed by Eastspring	**225.9**	229.4	(2)	229.9	(2)
Fee margin based on operating income	**31bps**	29bps	2bps	28bps	3bps
Cost/income ratio	**53%**	55%	2ppts	55%	2ppts

* Unless otherwise stated.
† Excluding funds managed on behalf of M&G plc.
‡ During the year Eastspring has reclassified its funds under management, and associated income, between retail and institutional categories. Amounts are now classified as retail or institutional based on whether the owner of the holding is a retail or institutional investor. Under the previous basis amounts were classified based on the nature of the investment vehicle in which the amounts were invested. The revised classification presents the funds held by each client type on a more consistent basis, which aligns with typical differences in fee rate basis for each client type. Prior period figures are restated accordingly.

Eastspring's total funds under management and advice (FUM) increased by 7 per cent to $237.1 billion (31 December 2022: $221.4 billion on actual exchange rate), reflecting favourable market movements, and net inflows from third parties (excluding M&G plc) and the Group's life business. In 2023, there was a shift in overall asset mix from bonds to equity and multi-assets funds, while the overall assets remain well diversified across both clients and asset classes.

Third party net inflows (excluding money market funds and funds managed on behalf of M&G plc) were $4.1 billion (2022: net outflows of $(1.5) billion) reflecting inflows into higher margin retail funds. This was more than offset by net outflows of $(7.6) billion (2022: $(0.8) billion) from the expected redemption of funds managed on behalf of M&G plc, with further net outflows of about $(0.6) billion expected in 2024. In addition, net inflows from Prudential's life business were $2.3 billion (2022: $8.0 billion).

The average FUM decreased by (2) per cent compared to 7 per cent increase in closing FUM, largely reflecting the adverse market movements in 2022. Eastspring's adjusted operating profit increased by 10 per cent to $280 million, reflecting a circa $20 million net investment gain, reported within operating income before performance-related fees (as compared with a net investment loss of circa $10 million in the prior year) on shareholders' investments including seed capital. Excluding the gains and losses on shareholders' investments from both periods, operating profit was (2) per cent lower, consistent with the decline in average FUM. There was an improvement in the fee margin and cost/income ratio, reflecting the higher mix from retail equity funds and the investment gains as noted above.

Notes

(1) As reported at full year 2023 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium depending on availability of data. Rankings in the case of Chinese Mainland, Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Countries based on nine months ended September 2023: Hong Kong, Philippines, Ghana (Africa) and Kenya (Africa) and full year 2022: Laos, Zambia (Africa) and Togo (Africa) and full year 2020: Nigeria (Africa).
(2) Across Hong Kong, Macau and the Chinese Mainland.
(3) Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office.
(4) Source: Swiss Re Institute.

Thoughtful risk management through advocating the interests of *our people, customers, regulators and shareholders*

1 Introduction

Prudential's Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2023 to support the Group's strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its new strategy across Asia and Africa, the Group-wide Risk, Compliance and Security (RCS) function has continued to provide risk advice, recommendations and assurance, as well as engage with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. The Group effectively leverages its risk management, compliance and security experience in more mature markets, applying it to its growth markets as appropriate to their respective risks and the extent of their challenges under the complex operating environment, and reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed and mitigated, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.

2 Risk governance

a System of governance

Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk within the risk appetite, while the 'second line' provides additional independent challenge, expertise and oversight to support risk and compliance management. The role of the 'third line', assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

In 2023, continuous efforts have been made to ensure the appropriateness of the level of Group governance that promotes individual accountability in decision-making and supports the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group also regularly reviews the Group Risk Framework and supporting policies, including to ensure sustainability considerations, which form an integral part of the wider Group governance, are appropriately reflected in policies and processes and embedded within all business functions.

b Group Risk Framework

i. Risk governance and culture

Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk and compliance policies that have been established to enable business decision-making with respect to control activities and risk-related matters. The Group Risk Committee (GRC) leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group's major businesses. The GRC approves changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication, reporting and oversight of the risk committees of the Group's major businesses. The chief risk and compliance officers of the Group's major businesses and the managing directors of the Group's Strategic Business Groups are also invited to the Group Executive Risk Committee, the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group's major businesses also attend GRC meetings on a rotational basis.

Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. A revised set of fundamental values was rolled out across the Group in 2023, referred to as 'The PruWay', that serves as the Group's guiding principles to ethical and authentic conduct. These values apply equally to all members of Prudential and its affiliates. The Responsibility & Sustainability Working Group (RSWG) supports its responsibilities in relation to implementation of sound culture considerations in the ways we operate, as well as embedding the Group's Sustainability Strategy and overseeing progress on customer, culture, people and community matters. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate.

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by: the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The GRC has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Conduct and Group Governance Manual, supported by the Group's risk-related policies, are reviewed regularly. A revised Group Code of Conduct (the Code) was launched in November 2023 to further enhance risk culture and awareness underpinning operational and financial discipline. The Code lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery

and corruption, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group's Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations are embedded in material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place.

Further details on the Group's sustainability governance arrangements and strategic framework are included in the Group's 2023 Sustainability Report.

ii. The risk management cycle

The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios.

Risk identification

The Group identifies principal risks in accordance with provision 28 of the UK Corporate Governance Code and the Group-wide Supervision (GWS) guidelines issued by the HKIA. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

An emerging risk identification framework also exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen for sustainability (including environmental, social and governance (ESG) and climate-related) risks, which impact the Group's reputation given evolving stakeholder expectations.

The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to conserve and aid stakeholder value creation.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.

Risk management and control

The Group's control procedures and systems focus on aligning the levels of risk taking with the Group's strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting

The Group's principal risks are highlighted in the management information received by the GRC and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii. Risk appetite, limits and triggers

The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the GRC has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The GRC, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

1. **Capital requirements:** Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and the need for supervisory intervention is avoided. The two measures in use at the Group level are the GWS and GIECA capital requirements.
2. **Liquidity:** The objective of the Group's liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.
3. **Non-financial risks:** The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

Risk identification

Risk identification covers Group-wide:

(a) Top-down risk identification
(b) Bottom-up risk identification
(c) Emerging risk identification

Risk measurement and assessment

Risks are assessed in terms of materiality. Material risks which are modelled are included in appropriately validated capital models.


Risk identification
Risk measurement and assessment
Manage and control
Monitor and report
Risk management
Risk governance and culture
Risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies. A revised set of fundamental values (The PruWay) and a revised Group Code of Conduct were rolled out across the Group in 2023, which serve as the Group's guiding principles to ethical and authentic conduct.
Business strategy
Business strategy and business plan provide direction on future growth and inform the level of limits on solvency, liquidity and for our key risks. The RCS function provides input and opinion on key aspects of business strategy.
Capital management
Capital adequacy is monitored to help ensure that internal and regulatory capital requirements are met, and that solvency buffers are appropriate over the business planning horizon and under stress.
Stress and scenario testing
Stress and scenario testing is performed to assess the robustness of capital adequacy and liquidity, and the appropriateness of risk limits, as well as to support recovery planning, which includes assessment of the effectiveness of the Group's recovery measures and the appropriateness of activation points.

Monitor and report

Escalation requirements in the event of a breach are clearly defined. Risk reporting provides regular updates to the Group's Board and Risk Committees on exposures against Board-approved appetite statements and limits. Reporting also covers the Group's principal risks.

Manage and control

Risk appetite and limits allow for the controlled growth of the Group's business, in line with business strategy and plan. Processes that support the oversight and control of risks include:

1. The Risk and Control Self-Assessment (RCSA) process
2. The Own Risk and Solvency Assessment (ORSA)
3. Group-approved limits and early warning triggers
4. Large risk approval process
5. Global Counterparty Limit Framework
6. Critical/internal incidents procedures
7. Stress and scenario testing, including reverse stress testing

3 The Group's principal risks

The delivery of the Group's strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfillment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation.

This section provides a high-level overview of the principal risks faced by the Group including the key tools used to manage and mitigate each risk. A detailed description of these and other risks is presented under the heading 'Risk factors', below.

The Group's 2023 Sustainability Report includes further detail on the sustainability (including ESG and climate-related) risks which contribute to the materiality of the Group's principal risks detailed below.

Summary of principal risks

Risks to the Group's financial position (including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risk type

- Global economic and geopolitical conditions
- Market risks to our investments:
  - Interest rate risk, including asset liability management (ALM)
  - Equity and property investment risk
  - Foreign exchange risk
- Liquidity risk
- Credit risks

The Group's sustainability (including ESG and climate-related) risks

These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), societal risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Risks from the nature of our business and our industry

These include the Group's non-financial risks including operational and transformation risks from significant change activity, information security and data privacy risk, risks associated with the Group's joint ventures and associates, risks related to regulatory compliance, insurance risks, and customer conduct risks assumed by the Group in providing its products.

Risk type

- Non-financial risks
  - Operations processes risk
  - Change management risk
  - Third-party and outsourcing risk
  - Model risk
  - Fraud risk
  - Financial crime risk
  - Information security, IT infrastructure and data privacy risks
  - Customer conduct risk
  - Legal and regulatory compliance risk
- Insurance risks
  - Medical claims inflation risk
  - Morbidity risk
  - Persistency risk
- Business concentration risk
- Risk associated with the oversight of the Group's joint ventures and associates

Risk description	Risk management

Risks to the Group's financial position (including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions

Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. For example, while headline inflation has moved down in 2023, core inflation has remained well above central bank targets and central banks may need to maintain tight monetary policies to rein in inflation, which could exert downward pressures on growth. In the major emerging markets, inflation has generally been less severe and monetary policies have been less restrictive. However, this environment of relatively high global interest rates presents a meaningful recession risk and is putting pressure on banks' balance sheets and margins. This could result in a pullback in both credit supply and credit demand and lead to a sharper tightening in global credit conditions. Challenges in the US and EU banking sector increased risk in the US commercial real estate sector. The weak growth and concerns around the Chinese Mainland property sector not only put a toll on the Chinese Mainland economy and place downward pressure on China interest rate, but could also weigh on the broader Asian region and the global economy's vitality going forward. A number of issuers within the Chinese Mainland property sector and the US commercial real estate sector experienced a reduction in financial strength and flexibility of corporate entities in 2023, although the overall impact to the Group's invested credit portfolio was immaterial due to our diversified investment strategy. The serviceability of sovereign debt also posed some concerns in certain economies (particularly the high indebtedness across countries in Africa, such as the sovereign debt restructuring in Ghana).

Geopolitical tensions between Russia and Ukraine, Israel and Gaza, as well as the Chinese Mainland and countries such as the United States and India, continued to contribute to the slow and/or negative global or regional economic growth in 2023. These conflicts may lead to further realignment among blocs or global polarisation and decoupling.

Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption (including sanctions) and regulatory and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Market risks to our investments

(Audited)

The value of Prudential's direct investments is impacted by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. Although inflation remains at decades-level highs in certain global markets, the Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following:

- The Group Market Risk Policy;
- The Group Capital and Asset Liability Management (ALM) Committee and Group ALM Policy;
- Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
- The Group Investment Committee and Group Investment Policy;
- Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures;
- The monitoring and oversight of market risks through the regular reporting of management information;
- Regular deep dive assessments; and
- The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

Risk description	Risk management
Market risks to our investments continued	
Interest rate risk, including asset liability management (ALM) Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. High interest rates, driven by sustained inflationary pressures, may impact the valuation of fixed income investments and reduce fee income. The Group's risk exposure to rising interest rates also arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds. The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore and CPL's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.	The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. The Committee also oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group's internal economic capital methodology. The Group's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.
Equity and property investment risk The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities. The material exposures to equity risk in the Group's businesses include CPL's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products and, in the case of Malaysia, exposure also arises from participating and unit-linked business.	The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so. Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group's appetite for equity risk.

Risk description	Risk management
Market risks to our investments continued	
Foreign exchange risk The geographical diversity of Prudential's businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US dollar-reported financial statements. This risk is further detailed in section 1.6 of the Risk factors.	The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group's business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-local-denominated assets.
Liquidity risk	
(Audited) Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.	The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade. A number of risk management tools are used to manage and mitigate liquidity risk, including the following: – The Group's Liquidity Risk Policy; – Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios; – The Group's Liquidity Risk Management Plan; – The Group's Collateral Management Framework; – The Group's contingency plans and identified sources of liquidity; – The Group's ability to access the money and debt capital markets; and – The Group's access to external committed credit facilities.

Risk description	Risk management

Credit risk

(Audited)

Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered a material risk for the Group's business units.

The total debt securities at 31 December 2023 held by the Group's operations were $83.1 billion (31 December 2022: $77.0 billion). The majority (83 per cent, 31 December 2022: 84 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments[1]. The gains or losses on these investments will largely be offset by movements in policyholder liabilities[2]. The remaining 17 per cent (31 December 2022: 16 per cent) of the debt portfolio (the 'shareholder debt portfolio') are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.

- Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 55 per cent or $7.8 billion[3] of the total shareholder debt portfolio as at 31 December 2023 (31 December 2022: 41 per cent or $4.9 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2023 are given in note C1 of the Group's IFRS financial statements.
- Corporate debt portfolio: In the shareholder debt portfolio, corporate debt exposures totalled $5.8 billion of which $5.4 billion or 94 per cent were investment grade rated (31 December 2022: $6.6 billion of which $6.1 billion or 93 per cent were investment grade rated).
- **Bank debt exposure and counterparty credit risk**: The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.

At 31 December 2023:

- 94 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated[4]. In particular, 59 per cent of the portfolio is rated[4] A- and above (or equivalent); and
- The Group's shareholder portfolio is well diversified: no individual sector[5] makes up more than 13 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing developments in the global banking sector, effects of the global economic slowdown on the invested assets, the impacts of the tightening of monetary policy in the Group's key markets, higher refinancing costs, heightened geopolitical tension and protectionism, the ongoing downsizing of the Chinese Mainland property sector and more widely across the Chinese Mainland economy, as well as high indebtedness in African countries. The impacts of these closely monitored trends include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, particularly in local markets where depth (and therefore the liquidity of such investments) may be low. The Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.

The Group actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

- The Group Credit Risk Policy and the Group Dealing Controls Policy;
- The Global Counterparty Limit Framework and concentration limits on large names;
- Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
- The Group Executive Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews.

Exposure to the banking sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure or using additional collateral arrangements where appropriate.

Risk description	Risk management
The Group's sustainability (including ESG and climate-related) risks	
These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), societal risks arising from diverse stakeholder commitments and expectations and governance-related risks.	
Material and emerging risks associated with key sustainability themes may undermine the long-term success of a business by adversely impacting its reputation and brand, and ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. The Group's sustainability strategy is centered on three key pillars (providing simple and accessible health and financial protection, investing responsibly and creating a sustainable business), each of which increases the expectations of the Group's stakeholders with regards to the Group's potential external environmental and social impact. Sustainability risks arise from the activities that support implementation of the Group's strategy, which include developing sustainable and inclusive offerings, continuing to decarbonise the Group's investment portfolio in a science-informed approach to facilitate becoming a net zero asset owner by 2050 whilst financing a just and inclusive transition, and advancing the diversity, equity and inclusion and belonging strategy to empower existing employees. Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the International Association of Insurance Supervisors (IAIS) and the International Sustainability Standards Board (ISSB), which published its inaugural sustainability and climate-related disclosure requirements in June 2023. Delivery of the Group's Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group's activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation or reputational damage. Further details of the Group's sustainability-related risks and regulations are included in sections 2.1 and 4.1 of the Risk factors.	As custodians of stakeholder value for the long term, the Group seeks to manage sustainability risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Climate risk, the Group's reporting against the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), and progress on the Group's external climate-related commitments, remain a priority focus for the GRC for 2024. Further information on the Group's sustainability governance and strategy, as well as the management of material sustainability themes, is included in the Group's 2023 Sustainability Report. The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum, to further develop understanding and support collaborative action in relation to sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, and responds to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group's activities, are appropriately captured. Risk management and mitigation of sustainability risks are embedded within the Group Risk Framework and risk processes, including: – Consideration within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic-materiality); – Reflection in the risk taxonomy that the Group can be both impacted by sustainability issues as well as having an impact on these in the external world ('double materiality'); – The addition of 'social and environmental responsibility' as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group's activities; – Workshops and function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group's external responsible investment commitments; – Definition of appropriate (and longer) time horizons with respect to climate risk management, and the requirement to consider time horizons where required in risk-based decision-making; and – Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training.

Risk description	Risk management
Risks from the nature of our business and our industry	
These include the Group's non-financial risks including operations processes, change management, information security, IT infrastructure and data privacy, as well as customer conduct, legal and regulatory compliance risks. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group's joint ventures and associates stemming from our operation in certain markets.	
Non-financial risks	
The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group's non-financial risks, which are not exhaustive and discussed further in section 3 of the Risk factors, are outlined below.	Alongside the Non-Financial Risk Appetite Framework, other risk policies and standards are in place that individually engage with specific non-financial risks, including operations processes, change management, third-party and outsourcing management, business continuity, fraud, financial crime as well as information security, IT infrastructure and data privacy. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control non-financial risks, including: – Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions; – Corporate insurance programmes to limit the financial impact of operational risks; – Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities; – Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments; – Internal and external review of cyber security capability and defences; – Regular updating and risk-based testing of disaster recovery plans and the Critical Incident Procedure process; – Established processes to deliver the highest quality of service to fulfil customers' needs and expectations; and – Active engagement in and monitoring of regulatory developments.
Operations processes risk Operations processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operations and process control incidents do occur from time to time and no system or process can entirely prevent occurrence.	The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and stakeholders, whilst avoiding material adverse financial loss or impact on its reputation. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 3.1 and 3.3 in the Risk factors.
Change management risk Change management risk remains a material risk for Prudential, with a number of significant change programmes under way which, if not delivered and executed effectively with adequate and capable resources to defined timelines, scope and cost, may negatively impact its operational capability, control environment, employees, reputation and ability to deliver its strategy and maintain market competitiveness. The current portfolio of transformation and significant change programmes includes (i) the implementation and embedding of large-scale regulatory/industry changes; (ii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iii) improvement of business efficiencies through operating model changes, including those relating to the Group's central, asset management and investment oversight functions. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 3.1 of the Risk factors.	The Group aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group's Transformation Risk Framework is in place alongside the Group's existing risk policies and frameworks with the aim to ensure appropriate governance and controls are in place to mitigate these risks. The Group also enhanced its governance framework in 2023 to better oversee the implementation and risk management of digital platforms. This includes the establishment of digital governance forums that oversee digital transformation from various dimensions such as customer-centricity, strategic, financial, operational and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing an engaged workforce that provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management
Non-financial risks continued	
Third-party and outsourcing management risk The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, with both market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. The Group maintains material strategic partnerships and bancassurance arrangements, which create a reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 3.3 of the Risk factors.	The Group's requirements for the management of material outsourcing arrangements have been incorporated in its Group Third-Party Supply and Outsourcing Policy, aligned to the requirements of the HKIA's GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group's monitoring and risk assessment framework. This aims to ensure that appropriate contract performance and risk mitigation measures are in place over these arrangements. In addition, the Group Third-Party Risk Oversight Framework is in place to set out the Group's third-party risk management and oversight standards that guide the Group senior management and RCS function to oversee, challenge and manage the Group's third-party risk profile in a consistent and coherent way.
Model risk Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools and they form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions, and acquiring new business via digital platforms. Technological developments, in particular in the field of artificial intelligence (AI) and the increased use of generative AI, pose new considerations on model risk oversight provided under the Group Risk Framework.	The Group has no appetite for model or UDA related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group's model and UDA risk is managed and mitigated via the Model and UDA Risk Framework which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include: – Set of risk oversight, management and governance requirements; – Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and – Regular independent validation (including limitations, known errors and approximations) of all Group critical tools. An oversight forum for the use of AI and ensuring compliance with the key ethical principles is also in place and adopted by the Group with the aim to ensure the safe use of AI.
Fraud risk Prudential is exposed to fraud risk, including fraudulent insurance claims, transactions, or procurement of services, that are made against or through the business.	The Group's Counter Fraud Policy and analytics-led tooling are in place to set out the required standards to enhance fraud detection, prevention and investigation activities with the objective to protect resources to support sustainable business growth. The policy also sets out the framework to tackle fraud with the goals of safeguarding customers, protecting local businesses and the Group's reputation, and providing assurance that fraud risk is managed within appetite. The Group undertakes strategic activities to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection. The Group has a mature confidential reporting system in place, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Group Audit Committee.

Risk description	Risk management
Non-financial risks continued	
Financial crime risk As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits). Further detail on the risks to the Group associated with operating in high-risk markets is included in section 3.6 of the Risk factors.	The Group-wide policies on anti-money laundering, sanctions and anti-bribery and corruption risks reflect the requirements applicable to all staff in all offices and businesses. Screening and transaction monitoring systems are in place across the Group. The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and AI tools. Proactive detective capabilities are being implemented across the Group and delivered through a centralised monitoring hub to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually for businesses and offices across all locations. Due diligence reviews and assessments against the Group's financial crime policies are performed as part of the Group's business acquisition process.
Information security, IT infrastructure and data privacy risks Risks related to malicious attacks on Prudential systems, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our customer data remain prevalent, particularly as the accessibility of attacking tools available to potential adversaries increases. Regulatory developments in cyber security and data protection are progressing worldwide and may increase the complexity of requirements and obligations required for companies. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 3.4 and 3.5 of the Risk factors.	The Group adheres to data minimisation and 'privacy-by-design' principles, where data is only collected and used for its intended purpose and is not retained longer than necessary. The handling of customers' data is governed by specific policies and frameworks, such as the Group Information Security Policy, the Group Privacy Policy and the Group Data Policy, to ensure compliance with all applicable laws and regulations, and the ethical use of customer data. Despite the rise in ransomware activity due to the availability of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) for threat actors, the Group has a number of defences in place to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach which is designed to prevent and disrupt potential attacks against the Group as well as third-party partner systems and to manage the recovery process should an attack take place. Other defences include, but are not limited to: (i) distributed denial of services (DDoS) protection for the Group's websites via web application firewall services; (ii) AI-based endpoint security software; (iii) continuous security monitoring; (iv) network-based intrusion detection; and (v) employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses, and the cyber attack simulation exercises have been carried out to enhance preparedness. The Group has also established various processes to ensure the effectiveness of information security and privacy mechanisms deployed, which include setting up a dedicated ethical hacking team to perform testing on the Group's systems to identify potential vulnerabilities, engaging external consultants to perform penetration testing on our systems, and engaging external consultants to perform independent assessments on both security operations centre and the information and privacy function as a whole to further improve the efficiency of the functions. A private Bug Bounty Programme has also been established to provide a mechanism for invited external security practitioners to report security issues and vulnerabilities. This is further supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites. The Group has subscribed to services from independent security consultants to continuously monitor our external security posture. As the Group continues to develop and expand digital services and emerging products, its reliance on third-party service providers and business partners who specialise in niche capabilities is also increasing. In 2023, among many companies around the world, the Group's businesses in Malaysia were affected by the global MOVEit data-theft attack, where a zero-day vulnerability was exploited at MOVEit, a software solution providing secured file transfer services, with infringements to data security, integrity and privacy. As a result, this incident directly impacted the Group's reputation and compliance with

Risk description	Risk management
Non-financial risks continued	
Information security, IT infrastructure and data privacy risks continued	regulatory and data privacy requirements. Following the threats, various actions have been taken, including isolating the affected server, a thorough investigation, and customer and authority notifications. Potential enhancements have been identified from the review and specific actions have been implemented to address these. Apart from this event, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2023. In addition, the Group is proactively monitoring possible advanced social engineering attacks related to corporate activities, for example, deepfakes, the use of AI-generated synthetic medium to imitate senior executives to conduct fraudulent activities. The Group is taking steps to mitigate such attacks, pragmatic measures include raising regular cyber security awareness, implementing robust preventative and detective controls, and having a well-defined incident response plan as part of a wider cyber resilience strategy. The Group Infrastructure Policy was revamped in 2023 to ensure comprehensive governance and assurance of our technology components. A new enterprise operating model was designed based on an innovation-led technology operations structure, mature internal capabilities, and an aligned outsourcing model. Furthermore, businesses remained focused on digital ecosystems for strategic growth in 2023. A resiliency enhancement programme has been put in place to enhance capabilities in managing disruptions or failures on system platforms serving our customers. This includes implementing robust measures such as identifying and removing single-points-of-failure (SPOF) infrastructure, disaster recovery plans, and backup systems. Alongside continuous technology development, the Group's Technology Risk Management function is primarily responsible for technology risk identification, assessment, mitigation, monitoring and reporting across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. Specifically, key risk indicators have been enhanced to cover key technology risk areas, annual risk assessment is conducted to identify specific risks, priorities and focus areas, and deep-dive reviews are conducted on different technology domains to provide assurance of controls to manage technology risks. In addition, the Group Technology Risk Committee is a sub-committee of the Group Executive Risk Committee, which oversees the effectiveness of technology risk management including information security and privacy across the Group. Work was undertaken in 2023 to further enhance the maturity of the technology risk operating model which includes organisational structure improvements, policy enhancements and enriched key risk indicators to provide a quantifiable overlay to overseeing and managing technology risks. The Group's internal audits also regularly include cyber security as part of its audit coverage. Cyber and privacy risks are reported regularly to the GRC by the Group Chief Technology Risk Officer. In addition, the GRC and Group Audit Committee receive more detailed briefings at least twice annually from the Group Chief Technology Officer. Both the Group Chief Technology Risk Officer and Group Chief Technology Officer are experienced professionals with more than 20 years of experience in information technology and cyber security. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.

Risk description	Risk management
Non-financial risks continued	
Customer conduct risk Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations is met. The Group's Customer Conduct Risk Framework reflects management's focus on customer outcomes. Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms.	The Group has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being: – Treat customers fairly, honestly and with integrity; – Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value; – Manage customer information appropriately, and maintain the confidentiality of customer information; – Provide and promote high standards of customer service; and – Act fairly and promptly to address customer complaints and any errors found. Conduct risk is managed via a range of controls that are assessed through the Group's Conduct Risk Assessment Framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees. Management of the Group's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following, among other tools: – The Group's Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme; – A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out programme; – Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments; – Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes; – Appropriate claims management and complaint handling practices; and – Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.
Legal and regulatory compliance risk Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.	Regulatory developments are monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators. Risk management and mitigation of regulatory risk at Prudential includes a comprehensive set of compliance and financial crime operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential: – Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions and cross-border activities including payments; – Ongoing engagement with national regulators, government policy teams and international standard setters; and – Compliance oversight to ensure adherence to new regulatory developments, including those associated with greenwashing risk.

Risk description	Risk management
Insurance risks	
(Audited) Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behavior are detailed in section 3.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position. Inflationary and other economic pressures have also impacted morbidity experience in several markets. Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges. The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.	Insurance risks are managed and mitigated using the following, among other methods: – The Group's Insurance Policy; – The Group's Product and Underwriting Risk Policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of the Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products; – The Group's Counter Fraud Policy (see the 'Fraud risk' section above); – Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate; – Using reinsurance to mitigate mortality and morbidity risks; – Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk; – Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; – The use of mystery shopping to identify opportunities for improvement in sales processes and training; and – Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk.
Medical claims inflation risk A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential.	This risk is best managed by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group's businesses.
Morbidity risk Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual's medical; financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product's contract and/or best practice.	Morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Risk description	Risk management
Insurance risks continued	
Persistency risk Persistency risk results from adverse changes in policy surrenders, paid-ups and other policy discontinuances. In general, lower persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers.	Persistency risk is managed by appropriate controls across the product life cycle. These include: review and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.
Business concentration risk	
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group's key markets rely on agency and some markets rely on bancassurance. From a product concentration perspective, some of the Group's markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, the Chinese Mainland and Taiwan) region contributes materially to the Group's top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may elevate business concentration risk including any potential slowdown in business from Mainland Chinese visitors and in the Chinese Mainland, and adversely impact the Group's business and financial condition.	To improve business resilience, the Group continues to look for opportunities to enhance business diversification by building multi-market growth engines as part of its strategy.
Risks associated with the oversight of the Group's joint ventures and associates	
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group's interests are best safeguarded by our ability to effectively oversee and influence these joint venture and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 3.6 of the Risk factors.	The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses' public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group's governance such as the Risk Committee and the Audit Committee.

Viability statement prepared in accordance with provision 31 of the UK Corporate Governance Code

The Group's longer-term prospects

Prudential's mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions. As such, Prudential considers that its purpose aligns closely with important societal needs, including increasing access to health and financial protection, enabling a just and inclusive transition to a low-carbon future and paving the way to long-term resilience for our customers, people, communities and investors. Prudential is focused on addressing these increasing needs, reflecting population demographics in our chosen markets.

The drivers for this structural growth, such as the low levels of insurance cover, need for protection and rising wealth in our markets, are discussed on pages 14 to 15, alongside the actions we have taken to deliver our objectives and enhance our capabilities. In undertaking these activities, we aim both to meet the evolving needs of our customers and provide sustainable growth for our shareholders, which will support the viability of our business over the longer term.

During 2023, consumer demand in Asia remained resilient as reflected in overall growth in the business, although there was variation across markets. This underscores the strength of our multi-market growth engine backed by our diversified channel mix, which is key to driving sustainable value in the long term. Over the longer term, we believe that the demand for our products will continue to grow in line with the structural growth in our chosen markets.

All of the Group's activities are underpinned by ongoing risk management, implemented via the Group Risk Framework and risk appetite limits described in the Group risk review on pages 56 to 58. The Group as a whole and each of its life assurance operations are subject to extensive regulation and supervision, which are designed primarily to reinforce the Group's management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders. Further details on the current capital strength of the Group are provided on pages 367 to 370.

The Group's management of wider environmental, social and governance issues that could pose a risk to the Group in the future, including the impact of climate change, is set out in the Sustainability section on pages 97 to 149.

This risk and regulatory focus supports the sustainability of our business over the longer term.

Period of viability assessment

The Directors have assessed the viability of the Group for a period longer than the 12 months required by the going concern statement.

The Directors performed the assessment by reference to the three-year plan period to 31 December 2026. Three years is considered an appropriate period as this is the period over which the Group undertakes stress testing for the key economic and insurance risk factors which most directly affect the viability of the Group. A period of three years is selected as these forecasts are inherently volatile over a longer estimation period. This period also represents the period covered by the detailed business plan that is prepared annually on a rolling three-year basis. In approving the business plan, the Directors reviewed the Group's projected performance with regard to profitability, cash generation and capital position, together with the parent company's liquidity over this three-year period. Assumptions applied in the plan include foreign exchange rates, interest rates, credit spreads, equity growth rates and economic growth rates. The Directors are satisfied that this period is sufficient to enable a reasonable assessment of viability to be made.

Assessment of principal risks over the period

The Group's business plan implements the Group's strategic objectives through the pillars, enablers and business model discussed on pages 24 to 29. Assessment of the risks to achieving the projected performance remains an integral part of the planning process. The Group's approach to risk management and a summary of the key risks facing the Group are set out on pages 56 to 71.

For the purposes of assessing the Group's viability, the Directors considered those risks where the impact of possible adverse external developments could be of such speed and severity as to present a shock to the Group's financial position. While all the risks set out in the Risk review have the potential to impact the Group's performance, the key risks impacting the Group's viability are: market risk, credit risk, liquidity risk and regulatory risk. The Directors also considered geo-political and technology risk and the potential impact of the macroeconomic environment in the markets in which the Group operates. Mitigation in place for these key risks to viability is set out on pages 59 to 62 and 66 to 68.

Stress and scenario testing

As noted above, underpinning the projections in the business plan are a number of economic and other assumptions. To evaluate the Group's resilience to significant deteriorations in market and credit conditions and other shock events, these risks are grouped together into scenarios which are then applied to the assumptions underlying the business plans. Stresses have been applied to the economic and non-economic assumptions underlying the base case business plan, reflecting the Group's management of its position within its risk appetite. The stresses applied to our economic plan and other assumptions in two adverse economic scenarios were as below:

	Interest rate stress[6]	Equity stress[6]	Property stress	Corporate credit spread increase	Credit default/ downgrade	Adverse currency movement[6]	Adverse expense (unit cost)	Other stress
Global stagflation	+75bps to +200bps	(20)% to (25)%	(10)%	+50bps	3 times base assumption	(5)% to (10)%	+5%	Adverse policyholder behaviour
Geopolitical risk	(100)bps to +200bps	(20)% to (40)%	(10)%	+100bps to +130bps[6]	3 times base assumption	(5)% to (20)%	+10%	Adverse policyholder behaviour

The sensitivity of the Group's regulatory solvency at 31 December 2023 to changes in key assumptions is set out on pages 367 to 368 of this Annual Report. In addition, the adequacy of liquid resources of the Group's parent company across the plan period has been assessed by considering a stress scenario assuming the closure of short-term debt markets, as well as additional calls on central liquidity by the local businesses. In this liquidity stress scenario, the Group would have access to sufficient resources to meet the funding requirements of the business, after taking into account the Group's undrawn committed liquidity facilities of $1.6 billion in place from 15 February 2024, which replaced the $2.6 billion facilities in place at 31 December 2023, on top of central cash and short-term investment balances, which as at 31 December 2023 were $3.5 billion.

The scenarios tested showed that the Group would be able to maintain viability over the three-year period under assessment, after taking account of the actions available to management to mitigate the impacts on capital and liquidity in such scenarios. These actions include, but are not limited to, rebalancing investment portfolios, increased use of reinsurance and repricing of in-force benefits. In addition, the Group conducts an annual reverse stress test which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios. The analysis assists in identifying management actions that could be implemented to restore the Group's capital and liquidity resources from extreme positions. This analysis also informs the Group's recovery plan and liquidity risk management plan.

The impact on the business of known areas of regulatory change whose financial implications can be reasonably quantified is also considered as part of the plan. As well as known areas of regulatory change, the Group is exposed to the risk of sudden and unexpected changes in regulatory requirements at the Group and local levels. While unexpected changes cannot be fully anticipated and hence modelled, the risk of regulatory change is mitigated by capital held by the Group and its subsidiaries in excess of Group and local regulatory requirements, the Group and its subsidiaries' ability to generate significant capital annually through operational delivery and the availability of compensating actions designed to restore key capital metrics.

Conclusion on viability

Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year plan period to December 2026.

Notes

(1) Reflecting products that are classified as Variable Fee Approach only.
(2) With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund
(3) Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
(4) Based on middle ranking from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
(5) Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.
(6) Position in range depends on local market.

Risk factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

1 Risks relating to Prudential's financial situation

1.1 Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business, financial condition and results of operations, including as a result of increased strategic, business, insurance, product and customer conduct risks.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. Examples of these factors include: actual or expected changes in both monetary and regulatory policies in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth from geopolitical conflicts and/or global issues such as pandemics, etc.; and sector-specific, for examples in banking, real estate, etc., slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, the increased level of geopolitical and political risk and policy-related uncertainty, socio-political and climate-driven events, etc. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures by governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

- Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group's assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions.
- A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.
- Failure of Prudential's counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group's ability to deal with these counterparties, could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
- Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
- Illiquidity of the Group's investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.

- A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

- Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions could impact the functioning of markets and reduce capital resources as valuations decline. This could occur if external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to even higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

- The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;
- An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
- The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
- An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments and growth;
- Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
- The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
- Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business; and
- Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face heightened sanction risks driven by geopolitical conflicts as well as increased reputational risks. The above risks may also adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group's operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes and geopolitical or political risks which adversely impact Hong Kong's international trading and economic relationships may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

The Group's insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subjected to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4 Prudential's investment portfolio is subject to the risk of potential sovereign debt credit deterioration.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical or political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in their agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.5 Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies, but in some markets, Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

2

Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters

2.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential's achievement of its long-term strategy.

A failure to manage the material risks associated with key sustainability themes, including those detailed below, may inhibit the Group's ability to meet its sustainability-related commitments and undermine its sustainability credentials by adversely impacting the Group's reputation and brand, and its ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

a Environmental risks

Environmental concerns, notably those associated with climate change and its social and economic impacts, but also including those associated with biodiversity and nature degradation, present long-term risks to the sustainability of Prudential and may impact its customers and other stakeholders.

Prudential's investment horizons are long term, and it is therefore exposed to the long-term impact of climate change risks, which include the financial and non-financial impact of the transition to a lower carbon economy, physical, reputational and shareholder, customer or third-party litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in public policy, technology and market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group's products. Direct physical risks associated with the impacts of climate change combined with the potential economic impacts of the transition to a lower carbon economy have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. The Group's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant market and company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets.

The Group's ability to sufficiently understand and appropriately respond to transition risk and its ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability or climate-orientated investment strategies and products may be limited by insufficient or unreliable data on carbon exposure, transition plans of the investee company assets in which it invests, or inability to divest as planned. The direct physical impacts of climate change, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes and wildfires, and those associated with longer-term shifts in climate patterns such as

elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health. Such short-term and long-term environmental changes in markets where Prudential or its key third parties operate could adversely impact the Group's operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational, disclosure and litigation risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group's appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure and litigation risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

b Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both within developed markets and within the Group's markets), intensified by the recent pandemic, have the potential to further erode social cohesion across the Group's markets which may increase operational and disruption risks for Prudential and impact the delivery of the Group's strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration due to factors including climate-related developments, may affect customer lifestyles and therefore may impact the level of claims under the Group's insurance product offerings.

As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence (AI) technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic bias, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 3.4 and 3.5 below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group's employees in accordance with the principles of the Universal Declaration of Human Rights and the International Labour Organisation's core labour standards could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group's third-party supply chain and investee companies with regards to topics including labour standards, respect of human rights and modern slavery also expose the Group to potential reputational risk.

c Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from inadequate governance.

Sustainability risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the Group's market to support a just and inclusive transition, developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's Sustainability Strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible

investment that demonstrates how sustainability considerations are effectively integrated into investment decisions, responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments.

The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heightens disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

3

Risks relating to Prudential's business activities and industry

3.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives such as placing additional strain on employees or operational capacity, and weakening the control environment. Implementing initiatives related to the revised strategy for the Group, control environment transformation, significant accounting standard changes, such as IFRS 17, and other regulatory changes in major businesses of the Group, such as those related to the agency transformation at the Indonesia businesses, may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as AI, expose Prudential to potential additional regulatory, information security, privacy, operational, ethical and conduct risks. Specifically, the increasing use of AI could lead to increased scrutiny from regulators, potential bias in decision-making processes, and unforeseen vulnerabilities in information security. The ethical implications of AI use, such as data privacy and transparency in automated decisions, are also potential areas of concern. If inadequately managed, these risks could result in customer detriment and reputational damage.

3.2 Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract or retain talent.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3 Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including but not limited to external technology, data hosting and payments), and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls, and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4 Cyber security risks, including attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential's customers and employees and reputational damage, which in turn could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its technology systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware (malicious software designed to restrict Prudential's access to data until the payment of a sum of money and to exfiltrate data with a threat to publicly expose Prudential data if a ransom payment is not paid), and targeted and untargeted but sophisticated attacks. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss.

The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. The ease and accessibility of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) for threat actors contribute to the increase in ransomware activity. At the same time, cyber security threats continue to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. As Prudential and its business partners increasingly adopt digital technology in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these polices may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.

New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. In 2023, the momentum in focus on data privacy continued to increase, with regulators in Asia introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Vietnam in June 2023 and extensive amendments to the Korean data privacy law). Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements compared with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint ventures or third-party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite the multi-layered security defences in place, there can be no assurance that such events will not take place and they may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

3.5 Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms are subject to a number of risks. In particular, these include risks related to: legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models (including those using artificial intelligence) and the handling of personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

- The number of current and planned markets in which Prudential's digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;
- The implementation of planned digital platforms and services, which may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
- The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases data security, privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended;
- Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
- Support for, and development of, the platform being provided outside some of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.

3.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 2 above). Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and in particular those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Chinese Mainland property sector and more widely across the Chinese Mainland economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group's strategic initiatives include the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to the third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, the frequency of repricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such repricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by the medical reimbursement downgrade experience following any repricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

4

Risks relating to legal and regulatory requirements

4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group's reported events, the effects and pace of changes in the laws, regulations, policies and their interpretations and any industry/accounting standards in the markets in which it operates.

Any non-compliance with government policy and legislation, financial control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the business conduct of Prudential or its distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. Further, the impact from regulatory changes may be material to Prudential, for instance, changes may be required to its product range, distribution channels, sales and servicing practices, handling of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Other changes in capital-related regulations have the potential to change the extent of sensitivity of capital to market factors, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, potentially resulting in tightened customer protection, higher capital requirements, restrictions on transactions and enhancement of supervisory powers.

In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions including cross-border activities increases the complexity and volume of legal and regulatory compliance challenges. Compliance with Prudential's legal or regulatory obligations, including those in respect

of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs or global polarisation and decoupling, which may lead to an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements or changes are included below.

a Group-wide Supervision (GWS)

The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Hong Kong IA's Group-wide Supervision (GWS) Framework applies on a principles-based and outcome-focused approach, which allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.

b Global regulatory developments and systemic risk regulation

There are a number of ongoing global regulatory developments which could potentially impact Prudential's businesses in the many jurisdictions in which they operate. Mandated by the Financial Stability Board (FSB), this work includes standard setting and guidance in the areas of systemic risk (including climate-related risks) and the Insurance Capital Standard (ICS).

For the insurance sector, the International Association of Insurance Supervisors (IAIS) continues to monitor and assess systemic risk through the Holistic Framework (HF) which effectively replaced the Global Systemically Important Insurer (G-SII) designations in 2019. The FSB continues to receive an annual update on the outcomes of the IAIS's global monitoring exercise which will include IAIS's assessment of systemic risk. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary HF supervisory policy measures to address such systemic importance. In November 2025, the FSB will review the process for assessing and mitigating systemic risk under the HF. Following this review the FSB will, as necessary, adjust its process which could include reinstating an updated G-SII identification process. Many of the prior G-SII measures have been adopted into IAIS's Insurance Core Principles (ICPs) and Common Framework (ComFrame), described below, as well as under the Hong Kong IA's GWS Framework. As an Internationally Active Insurance Group (IAIG), Prudential is subject to these measures.

The IAIS's ComFrame establishes quantitative and qualitative supervisory standards and guidance focusing on the effective Group-wide supervision of IAIGs. The ICS is the quantitative element of ComFrame and a consolidated capital standard in the final phase of development, coming into effect in 2025. Prudential has been designated an IAIG by the Hong Kong IA following an assessment against the established qualitative criteria in ComFrame, and will be required to either adopt ICS or demonstrate its current Group capital supervisory framework to be outcome-equivalent with ICS.

The development of ICS has been conducted in two phases: a five-year monitoring phase, which commenced at the beginning of 2020, followed by an implementation phase. An alternative to the ICS called the 'Aggregation Method' has also been developed in the US by the National Association of Insurance Commissioners; the IAIS is in the process of evaluating whether it produces comparable outcomes to the ICS.

There is a risk attached to the manner in which regulators from member jurisdictions may choose to implement the HF and ICS which could lead to additional burdens or adverse impacts to the Group. As a result, there remains a degree of uncertainty over the potential impact of such changes on the Group.

c Regional regulatory regime developments

In 2023, regulators in the markets in which we operate continued to focus on the financial resilience of the insurance industry (including to address issues of solvency and rising interest rates), the protection of customers in relation to product and service performances and operational soundness with appropriate governance and controls. New regulations and guidelines were issued in several markets whereby the industry is required to assess, monitor and manage non-financial and financial risks, including insurance risk, capital and solvency. Business conduct and consumer protection remain the key priorities for regulators in Asia, with emphases on product design, remuneration structure, marketing literature, sales and servicing practices, and various operational processes including specifically for investment management and oversight of third parties and technology vendors.

Major regulatory changes and reforms are in progress in some of the Group's key markets, with some uncertainty on the full impact to Prudential:

- In the Chinese Mainland, regulatory developments across a number of industries including the financial sector have continued, potentially increasing compliance risk to the Group. Key regulatory developments in the Chinese Mainland include the following:
  - As part of the regulatory reform, the Chinese government has consolidated oversight of the financial industry directly under the State Council and announced a new national financial regulator, the National Financial Regulatory Administration (NFRA) to replace the China Banking and Insurance Regulatory Commission (CBIRC) on 18 May 2023. The NFRA is authorised to overall supervise and regulate the Chinese Mainland banking and insurance markets to ensure financial institutions operate in a stable manner in compliance with the law and meet their obligations to customers. Key changes implemented by the NFRA include: reductions in statutory valuation interest rates for life insurance products, which are expected to lower pricing interest rate, effective from July 2023; and solvency relief measures through the China Risk Oriented Solvency System Phase II (C-ROSS II), effective from September 2023. In early 2024, further regulatory changes have been issued including: reductions in crediting rates for universal life products; requirements on consistency between reported and incurred bancassurance commissions and expenses; and new measures for setting requirements for insurance sales conduct, product design, marketing and disclosures.
  - The amendment of the Insurance Law of the People's Republic of China is in progress with emphasis on corporate governance including appointment of directors, fiduciary duties, and supervision of participating and investment-linked product (ILP) policies. The implementation timeline is yet to be announced.
- In Indonesia, regulatory and supervisory focus on the insurance industry remains high. In 2023, the Otoritas Jasa Keuangan (OJK) issued a five-year industry roadmap with plans to establish an insurance industry that upholds high integrity, strengthens consumer and public protection, and supports national economic growth. The roadmap covers areas to enhance policyholder protection as well as other aspects on licensing, data, capital, products, actuarial, risk and controls. Implementation of this roadmap is in three phases from 2023 to 2027, including

foundation strengthening, consolidation and momentum creation, and alignment and growth.

- In Malaysia, Bank Negara Malaysia (BNM) has initiated a multi-phase review of its current risk-based capital (RBC) frameworks for insurers and Takaful operators since 2019, which includes quantitative impact studies carried out in 2022, the issuance of exposure drafts and a parallel run in 2023, prior to the potential full implementation targeting by the end of 2024 at the earliest. BNM also revised its policy on Management of Customer Information and Permitted Disclosures in April 2023, which sets out requirements regarding controls in collection, storage, use, transmission, sharing, disclosure and disposal of customer information. Furthermore, a new regulation on professionalism of agents came into effect on 1 January 2024, requiring additional 'fit and proper' and due diligence procedures as enhanced agent onboarding and screening requirements.
- In Hong Kong, the revised Guideline GL3 on anti-money laundering (AML) and counter-terrorism financing (CTF) was published with an effective date of 1 June 2023. The Hong Kong Government also proposed to establish a Policy Holders' Protection Scheme in December 2022 as a safety net for policyholders in the event of an insurer's insolvency. Public views were sought in 2023 and the legislation process is expected to commence in the second half of 2024 at the earliest.
- In Singapore, the Monetary Authority of Singapore (MAS) has designated the Group's Singapore business as a domestic systemically important insurer. Furthermore, in order to mitigate money laundering risk in the financial sector as a whole, the MAS has been soliciting feedback from industry stakeholders to improve anti-money laundering standards. Further regulatory developments are expected.
- In Thailand, the Office of Insurance Commission presented draft amendments to the life and non-life insurance laws in December 2023, aimed at elevating governance standards within the insurance industry. The amendments are currently under review.
- In Vietnam, the amended Insurance Law took effect on 1 January 2023. The new law contains provisions on RBC, with a five-year grace period, effective from 1 January 2028. The Vietnamese Government also issued a decree for personal data privacy guidance with an effective date of 1 July 2023, which provides definitions of personal data with examples of sensitive personal data, the rights of data subjects, and notification and data transfer requirements pertaining to the use of data. Another implementing circular of the Insurance Law issued in November 2023 also requires mandatory voice recording for sales, agency remuneration limits, and a cooling-off period for lending customers.
- In the Philippines, financial product and customer service requirements were issued by the Insurance Commission in March 2023 with an 18-month transition period for adoption. The new requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, as well as additional complaints filing.
- In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform. Its 'Insurance for All by 2047' proposal aims to ensure that every citizen and enterprise in India has adequate life, health and property insurance cover. The IRDAI is promoting the use of technology, such as big data, AI and machine learning, to transform the insurance landscape in the country, in order to become the sixth-largest insurance market by 2032. A new income tax rule took effect from 1 April 2023, which makes maturity proceeds of insurance policies taxable for policies issued from this date which have annual premiums exceeding INR 500,000. Another IRDAI regulation issued in March 2023 removed commission payment limits for insurers, with the aim of giving more operational flexibility to insurers and enhancing insurance penetration.

The increasing use of emerging technological tools and digital services across the industry is likely to lead to new and unforeseen regulatory requirements and issues, including expectations regarding the governance, ethical and responsible use of technology, AI and data. Distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change in Asia. Prudential falls within the scope of these conduct regulations, requiring that regulatory changes are appropriately implemented.

The pace and volume of sustainability-related regulatory changes including ESG and climate-related changes are also increasing. Regulators including the Hong Kong IA, the Monetary Authority of Singapore, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop or are at different stages of developing similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong's position as a regional green finance hub. In 2023, the Hong Kong IA invited Hong Kong authorised insurers to participate in a survey regarding their implementation of climate risk management practices. The purpose of the survey was for the Hong Kong IA to understand any gaps and challenges faced by the insurance sector in managing climate-related financial risks and to develop appropriate guidance for insurers. International regulatory and supervisory bodies, such as the International Sustainability Standards Board (ISSB) and Taskforce on Nature-related Disclosures, are progressing on global sustainability and climate-related disclosure requirements. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, in particular as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies are beginning to establish principles and standards with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-Group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments are monitored at market and group level and inform the Group's risk framework and engagement with government policymakers, industry groups and regulators.

d IFRS 17

IFRS 17 became effective from 1 January 2023 and the first external reporting under this basis was in half year 2023. The new standard requires a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. These changes mean that investors, rating agencies and other stakeholders may take time to gain familiarity with the new standard and to interpret the Group's business performance and dynamics. In addition, comparison with previous financial reporting periods will be more challenging in the short term. New systems, processes and controls have been developed to align with the new IFRS 17 basis and are expected to mature over time. In the short

term there may be increased operational risk associated with these new systems and processes.

Apart from IFRS 17, any other changes or modification to IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

e Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

4.4 Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules initially envisaged by 2023. Due to the complexity of the rules, the implementation date was subsequently postponed to commence no earlier than 2024 to provide multinational enterprises and tax authorities sufficient time to prepare. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 14 March 2022 the OECD issued detailed guidance to assist with interpreting the model rules. As part of the OECD's development of the implementation framework, the OECD published guidance on transitional safe harbours on 20 December 2022, and additional administrative guidance on 2 February 2023, 17 July 2023 and 18 December 2023 providing further updates and clarifications on how to interpret the model rules. The OECD is expected to publish further new guidance in 2024 which will affect the interpretation of already implemented legislation.

A number of jurisdictions in which the Group has operations – Japan, Korea, Luxembourg, Vietnam and the UK – have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for 2024 onwards. Malaysia has implemented both the global minimum tax and domestic minimum tax effective for 2025 onwards. Other jurisdictions where Prudential has a taxable presence, including Hong Kong, Singapore and Thailand, intend to implement the proposals for 2025 onwards.

For those jurisdictions where either a global minimum tax or a domestic minimum tax or both have been implemented with effect for 2024, no material impact to the Group's IFRS tax charge for the 2024 financial year is expected. The implementation of a global minimum tax and a domestic minimum tax in Malaysia effective for 2025 is not expected to have a material impact for the Group's IFRS tax charge for the 2025 financial year. These assessments consider a number of factors including whether the transitional safe harbour is expected to apply based on the most recent filings of tax returns, country-by-country reporting and financial statements of the relevant entities. In some jurisdictions a global minimum tax but not a domestic minimum tax regime has been implemented and the Group's operations in that jurisdiction will not be subject to the rules as they are wholly domestic operations.

For those jurisdictions, such as Hong Kong and Singapore, where the proposals are expected to be implemented with effect from 2025 onwards, work is ongoing to assess the potential impact and guidance will be provided in due course. As a result, the full extent of the long-term impact on the Group's business, tax liabilities and profits remains uncertain.

In addition to the global minimum tax and domestic minimum tax rules, both Korea and Luxembourg have also implemented an undertaxed profits rule effective for 2025 onwards. The undertaxed profits rule is intended as a backstop provision to deal with jurisdictions in case of any delay or not implementing the global minimum tax or domestic minimum tax rules. As the rules in Hong Kong (where Prudential plc has been tax-resident since 3 March 2023) are expected to be in force and would apply to Prudential plc from 2025, the undertaxed profits rules implemented in Korea and Luxembourg are not expected to have any practical application to the Group.

Section 172 and stakeholder engagement

Engaging with all stakeholders

UK Companies Act, Section 172 Statement

The Board recognises the importance of taking the interests of its stakeholders into consideration when making decisions.

The Directors have acted in a way that they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members. This requires each of the Directors to have regard, among other matters, to the interests of the Company's employees, the Company's relationship with customers and suppliers, and the impact of the Company's operations on the wider community. This statement sets out how the Directors have had regard to the matters set out in Section 172(1)(a)-(f) of the UK Companies Act 2006 and details how the Board builds and maintains strong relationships with its stakeholders, how it gains an understanding of their interests, needs and concerns, and how the strength of these relationships contributes to the Company's success. Underlying its relationships with stakeholders are Prudential's purpose and values, which were refreshed by the Board in 2023, as communicated in our Half-Year Financial Report.

How Directors are supported in their duties

Upon joining the Board, each Director is provided with an induction which includes a detailed briefing on Directors' duties, including those arising under Section 172, and an overview of the Group's stakeholders.

At each Board meeting, a briefing note reminding Directors of their Section 172 duties is made available. In addition, members of the management team who submit proposals to the Board for approval are required to address the Section 172 criteria in their papers, pointing out the potential impact their proposals may have on relevant stakeholders, or how stakeholder views have been considered. This ensures that members of the Board are sufficiently briefed, and that any materials provided support a robust discussion on the impact a proposal may have on the Group's stakeholders.

A summary of the Board's stakeholder engagement activities in 2023 is set out in the following pages.

Case study: *purpose* and *values*

In August 2023, we announced our new purpose – For Every Life, For Every Future – reflecting our mission to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible health and financial solutions. Alongside this we announced new value statements – The PruWay – which define how we set out to work together and deliver value for our stakeholders, be it our customers, people, shareholders or communities.

The development of our values was conducted in three stages: discovery, evidence and testing. The process was led by HR and Corporate Affairs, who hosted focus groups with colleagues at all levels of the organisation and across our markets. The Chair and CEO shared emerging insights from this work at the Leadership Conference for our Top 200 leaders and discussed ideas on how the new approach to purpose, values and culture should match the Group's strategic ambitions and respond to changing market dynamics.

Senior leaders, including our Non-executive Directors and GEC members, PruYoung professionals, which is our network of employees under 35, and HR leaders were interviewed to test multiple purpose statements and values to ensure that the messaging and approach was aligned and representative of our ambitions for the next chapter of growth for Prudential. Testing was also extended to agency focus groups to ensure resonance and alignment with this important group of stakeholders representing Prudential externally.

The insights gained from the focus groups and interviews were combined with external research from investors and analysts, brand perceptions and internal research which included employee surveys, key learnings from past leadership conferences, and themes from our regional brand health tracker. The key themes and opportunities identified included telling a simple and clear story of how we aim to achieve our mission to be the most trusted partner and protector for this generation and generations to come, differentiation in our markets, creating value and ensuring this is underpinned by good governance and responsible business practices.

The RSWG and the Board discussed the emerging purpose and values and these were approved by the Board in July.

The roll-out began in August, with a series of GEC employee townhalls across our markets to embed the values, including operationalising changes to ensure we establish an environment where highly engaged employees demonstrate behaviour consistent with our desired culture and values. An example of this has been reviewing the reward methodology across the organisation to reflect our values.

A Collaboration Jam to discuss our purpose, strategy and The PruWay and what they mean for employees in their daily lives was attended by more than 7,000 employees, including our Non-executive Directors. Following the multi-faceted employee engagement campaign, an employee survey conducted in November provided a first reflection on how well these value statements have been communicated and are resonating with people. The results from the survey and Collaboration Jam were shared with the Responsibility & Sustainability Working Group who, with the Board, will continue to monitor how values are being embedded across the organisation in 2024.

Our stakeholders

We have a clear strategy that is focused on delivering sustainable value for all stakeholders. Our key stakeholders are our customers, employees, shareholders and communities. The Board also engages with other stakeholders including the broader workforce, the broader investment community, regulators, governments and suppliers. Where conflicts between different stakeholder interests arise, we ensure these are taken into account and resolved as smoothly as possible, at the highest level necessary.

The Chair and management regularly report to the Board on interactions with investors, governments and regulators. Directors are also briefed on customer needs as part of regular updates on specific parts of the business. During the year, customer needs were central to the Board's discussions, which focused heavily on refreshing the Group's strategy. In addition, Directors participated in employee engagement initiatives, while the Board also approved the new purpose and value statements, which had been co-created with our employees, to align with the Group's refreshed strategy.

Relationships with our stakeholders

Customers

Our customers are at the heart of what we do. Our purpose is to be partners for every life and protectors for every future. At Prudential, it is our mission to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

Suppliers

We work with a range of suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs. We believe that the conduct of our suppliers reflects on us, and has the potential to impact our standing, branding and reputation within the communities in which we operate. We therefore seek to build strong working relationships with all our suppliers.

Employees

Our people are our most important asset and their engagement is fundamental to our ability to retain our current employees, motivate them to achieve success for themselves and Prudential and attract future talent. To support our strategic goals, the Board's focus is on creating an environment where talent thrives and powers growth and in which employees can connect, grow and succeed.

Communities & governments

Governments and policymakers in the markets in which we operate are important stakeholders, setting and shaping the business and policy environment for the products and services we deliver, the investments we make, and the value we can generate for individuals, families, communities and the wider economy. We contribute to the communities where we operate through our purpose-driven Sustainability Strategy, which is integrated into our business.

Investors

The Board recognises that regular engagement secures investors' trust and promotes their ongoing investment and support. The Board is committed to the long-term delivery of shareholder returns through a combination of value appreciation and dividends, and to the delivery of credit investors' contractual rights to servicing and principal.

Regulators

Prudential operates in highly regulated markets. Regulators supervise the insurance and asset management industries, promote general stability and protect policyholders. Prudential is committed to maintaining a constructive and open relationship with all of its regulators to ensure mutual trust, respect and understanding.

Customers

What matters to them

Our customers want a seamless experience, from a trusted provider offering comprehensive solutions and products tailored to their needs and the stage in their lives.

Engagement metrics

- We are aiming for a top-quartile relationship net promoter score (NPS) by 2027.
- To support this ambition, regular NPS surveys will be carried out, led by the Group Executive Committee, and results regularly reported to the Board.

How the Board engages and communicates

The Board receives regular reports from business heads on issues affecting their customers, including the ongoing impacts of the macroeconomic environment and how the business is responding to customer needs in individual markets.

As part of the Board's visit to Prudential Hong Kong Limited, one of its material subsidiaries, the Board met with agents to hear directly about customer needs and how the Group's propositions, products and services are evolving to meet them.

The Responsibility & Sustainability Working Group (RSWG) focuses on how the Group is demonstrating and embedding its customer-centric focus for new and existing customers. The RSWG discussed a refresh of Prudential's customer strategy framework in July, focusing on priorities to facilitate our strategic pillar of enhancing customer experiences by becoming our customers' most trusted partner by enriching their life, health and wealth journey.

The Board discussed customer strategy in July, following the more detailed RSWG engagement. This included considering the value propositions offered to different customer segments, and how Prudential is supporting digitally-enabled customer journeys. Further Board discussions on customer strategy took place in December as part of consideration of the operating plan for the next three years, and the Board agreed the metrics by which it would measure progress.

How the Group engages and communicates

Prudential is committed to evolving from a Group which is organised around products and channels to becoming the most trusted partner to our customers. Our extensive distribution channels enable us to better understand and service our customers' financial needs. At the core of Prudential's work is helping customers achieve their healthcare and financial goals.

Prudential engages directly with its customers through contact centres, dedicated account managers, face-to-face advice (where possible), mobile phone apps and telephone technical support teams.

Prudential's engagement with customers is governed by the following principles:

1. Treat customers fairly, honestly and with integrity.
2. Provide and promote products and services that meet customer needs, are clearly explained and deliver real value.
3. Maintain the confidentiality of our customer information.
4. Provide and promote high standards of customer service.
5. Act fairly and promptly to address customer complaints and any errors we find.

During the year, each of the Group Executive Committee members, led by the Chief Executive Officer, participated in meetings with customers. This ensured that the voice of the customer was reflected in Board discussions. Discussions on customers form part of each meeting of the Group Executive Committee, at which the Group Chief Customer & Marketing Officer provides updates on the latest customer experience initiatives and seeks the Committee's steer.

Impact of engagement on Board decision-making and outcomes

The outcome of our operational teams' engagement with customers is communicated through the business and used to shape the design of our products and how and where we distribute those products, and ultimately to inform strategic decisions made at Board level. Decisions about which markets to access, what kind of products to offer and how to develop our agency force, our bank partnerships and our digital capabilities, are all driven by an understanding of what customers want, based on engagement with those customers. The Board is supporting further development and embedding of a customer-centric organisational culture that promotes customer advocacy, which in turn will help improve NPS.

Mindful of the impact of macroeconomic trends on the cost of living for our customers, the Board monitors persistency trends and discusses with management how products and services are being adapted to respond to changing customer needs.

The Board also drove the development of our refreshed strategy to more clearly articulate our fundamental value of customers being at the heart of everything we do, and has been supporting the strengthening and embedding of a consistent Group-wide culture that is customer-centric.

Investors

What matters to them

Our capital providers are looking for us to provide them with operational and financial performance consistent with their expectations when they decided to make their investment.

Engagement metrics

- Ahead of the 2024 AGM, the Chair attended 16 shareholder meetings. She also attended six shareholder meetings earlier in the year.
- The Remuneration Committee Chair attended 11 shareholder meetings ahead of the 2024 AGM, and 3 meetings with investor bodies.
- The Senior Independent Director also held meetings with investors and all Directors attended the Annual General Meeting (AGM).
- Management held 192 meetings with 244 individual institutional investors in Asia, the US, UK and Europe. Of these meetings, 162 were attended by either the CEO or CFO.

How the Board engages and communicates

The Board is made aware of major shareholder matters and concerns through a variety of sources including regular reporting by the CEO, the CFO and the Chief of Investor Relations.

The Chair holds an annual programme of engagement with major shareholders in respect of governance and strategic matters.

The Chair updates the Board on key themes emerging from her meetings which, during 2023-2024, included Chief Executive succession/transition, Board composition, business performance and strategy, key risks and other external factors affecting the share price, and sustainability topics.

The Remuneration Committee Chair conducts a separate annual engagement programme with key shareholders and proxy agencies on the Directors' Remuneration Policy and its implementation. She reports to the Remuneration Committee in detail on the feedback from shareholders and to the Board on key themes. The Remuneration Committee's advisers also provide updates on major investor and proxy agency views which the Committee takes into account in its decision-making.

The Senior Independent Director (SID) and Committee Chairs offer separate meetings to major investors. In 2023, Philip Remnant wrote to major shareholders to offer introductory meetings with the incoming SID, Jeremy Anderson, and himself.

The Group's 2023 AGM adopted a hybrid approach, which allowed shareholders to attend either in person or online. All Board members attended the AGM in person. Prudential will continue to offer this hybrid approach, which allows the greatest flexibility for all shareholders across both the UK and Hong Kong. Our 2024 Annual General Meeting will be held in Hong Kong as a hybrid meeting.

In addition, Prudential will offer a separate event in London for shareholder engagement in person with the Chair, the Chief Executive Officer and management later in the year. More details will be shared with shareholders separately.

Looking forward, the Board is considering conducting an investor perception audit during 2024 to deepen its understanding of the views of existing and potential investors.

How the Group engages and communicates

The Group seeks to maintain an open and active dialogue with investors. This ensures that the Group's strategy is well understood by the market and that investors' perspectives and concerns are communicated to the Board.

These meetings took a variety of forms in 2023 including one-on-one and group sessions, participation in panels, and walking tours organised in some cases by brokers. In Hong Kong, the Group carried out extensive face-to-face, online and radio interactions with stock commentators and retail brokers. In Europe, the Group uses a specialist firm to access under-serviced institutions, retail stockbrokers and private wealth management offices.

In 2023, investor engagement focused particularly on the introduction of the new Chief Executive Officer, the Group's subsequent strategic update, and supporting analysts and investors with understanding the new IFRS 17 accounting framework.

Investor relations activity in 2024 will continue to focus on communicating the Group's investment story and particularly progress in the execution of our updated strategy.

We continue to take active steps to support an increase in liquidity on the Hong Kong line of stock (ticker 2378 HK), including moving equity issuance under share schemes for employees and agents to the Hong Kong line where possible. We are engaging with both the Hong Kong Stock Exchange and market participants to achieve faster and lower-cost transfers of shareholdings from the London line.

Nearly half of our coverage analysts are now located in the Asia region and actively cover our Asian regional peers. We will continue working with Asian-based research franchises to support and build coverage of the stock by those located close to our operating markets. At the same time we continue to provide support to the European research teams.

Impact of engagement on Board decision-making and outcomes

The Board regularly discusses investor views as part of its decision-making and seeks to deliver long-term sustainable value for investors, whilst also taking into account the interests of other stakeholders. Regular engagement with investors by the Chair and management, with time allocated in each scheduled Board meeting for the reporting of feedback, ensured that in 2023 investor views were heard in the boardroom and that the Board's strategy and approach to key decisions were understood by investors.

The Remuneration Committee Chair provided detailed briefings to the Remuneration Committee and, where appropriate, the full Board on matters raised by investors. Feedback from investors forms a key part in the Committee's formulation of the Directors' Remuneration Policy and its implementation.

Employees

What matters to them

Our workforce is looking for a positive working environment where they belong and feel valued, can thrive and are able to progress their careers.

Engagement metrics

- 95 per cent participation in employee survey conducted in January 2023;
- 87 per cent participation in snap survey conducted in November 2023; and
- Targeting top quartile employee engagement.

How the Board engages and communicates

The Board and management use a range of formal and informal methods to engage, communicate with and understand the views of the workforce. The Board has chosen to adopt a collective approach to employee engagement, led by the RSWG. This enables Directors to interact directly with the workforce, hear their views and questions, and help embed the organisational culture. The Board is satisfied that the current arrangements are effective and will continue to monitor them on a periodic basis.

The RSWG along with other Non-executive Directors participated in workforce engagement activities. Key engagement activities included:

- Attendance by the Chair of the RSWG, George Sartorel, and Arijit Basu at Diversity & Inclusion (D&I) Council meetings;
- Attendance by the Chair of the Board at townhall meetings and leadership team meetings in Hong Kong and at local offices;
- Various Non-executive Directors attended graduation ceremonies of Prudential's flagship leadership development programme;
- Non-executive Directors participated in the 2023 Collaboration Jam;
- As part of the Board visit to Prudential Hong Kong Limited in April, the Board spent time with local and Group management teams and talent, as well as with agency leaders; and
- Claudia Suessmuth Dyckerhoff and Jeanette Wong visited our Indonesia and Singapore offices for various meetings with the local leadership teams and informal events with top talent.

In addition to its direct engagement with the workforce, the Board receives regular updates on employee matters from the Chief Executive Officer, the Chief Human Resources Officer and local business leaders. The Board, supported by the RSWG, oversees Prudential's people strategy and receives updates on talent development and people metrics. The RSWG reviews in detail the output from employee engagement surveys and the Collaboration Jam, a crowd-sourced conversation online, supported by our external advisers HSM, and discusses follow-up actions with management. This is also discussed at Board meetings.

The RSWG is regularly updated on the D&I Council's meetings and the Group's D&I initiatives. Through attendance at D&I Council meetings, Non-executive Directors have been able to experience directly how the Group is fulfilling its role and gain a better understanding of the progress being made and an appreciation of different initiatives in support of the Group's goal to empower employees and create a sense of belonging through respect and appreciation of differences.

How the Group engages and communicates

Prudential is committed to creating an inclusive environment which welcomes commonalities and values differences. We therefore endeavour to provide a work environment that is free from all forms of discrimination and harassment, including those based on race, gender, religion, colour, national or ethnic origin, marital status, sexual orientation, age, disability or any other characteristic protected by law. This also means that Prudential is an equal opportunity employer.

The Group engages with the workforce throughout the year. Highlights include employee surveys and the Collaboration Jam. These surveys provide valuable insights into employees' sense of belonging and their key priorities, alongside areas for further improvement.

Prudential offers leadership development programmes across the Group, designed to deepen participants' self-awareness and empower them to lead with authenticity and purpose.

Prudential's D&I Council is co-chaired by the Chief Risk and Compliance Officer and the Chief Human Resources Officer and comprises leaders from across the Group. It is responsible for defining a global D&I strategy, promoting and championing D&I initiatives in the various businesses, and challenging the organisation.

Extensive engagement of employees took place as part of the development and roll-out of the new purpose and values (see case study on purpose and values).

Impact of engagement on Board decision-making and outcomes

The Board and RSWG discussed with management the output of the annual employee engagement survey and the Collaboration Jam and how feedback was being addressed in people initiatives. They also received regular updates on people issues and discussed with management the ongoing initiatives to support the workforce, including support for staff wellbeing, embedding the Group's values throughout the organisation, and developing talent and a diverse and inclusive workplace.

> For more information, please refer to pages 50 to 55 of the Sustainability Report.

Members of the RSWG and other Non-executive Directors spent time with employees to hear from them directly and shared feedback with the Board.

Through their engagements, the Board has gained deeper insight into: the Group's operations across different markets; the strengths of the local businesses and the challenges they face; how well the Group's updated culture and values are embedded within the leadership and across the business; and other issues affecting employees. Conversely, employees have had an opportunity to gain a better understanding of the Board's perspective and areas of interest, and to provide direct feedback on matters of importance to them or their area of the business.

Regulators

What matters to them

Our regulators protect customers' interests and set the framework within which Prudential operates as a financial services group. They regulate and supervise the insurance and asset management industries, promote their general stability and protect policyholders and other customers.

Engagement metrics

- The Board met with the Hong Kong Insurance Authority (IA) to receive feedback from the Regulatory College.

How the Board engages and communicates

In March 2023, the Board received a detailed presentation by the Hong Kong IA on its observations and expectations following the Regulatory College of Supervisors in late 2022, which is an annual event attended by regulators from the key markets in which we operate. Following the presentation, the Board discussed and agreed the feedback to the annual College letter.

In November 2023, members of the Board and the Group Executive Committee (GEC) engaged in discussions with the Regulatory College of Supervisors. This was an important opportunity for members of the Board to engage directly with regulators in the Group's key markets and to hear first hand their concerns and priority areas of focus. Feedback from the Regulatory College of Supervisors will be shared with the Board in 2024.

The Board received regular updates throughout the year on our significant engagements with the Hong Kong IA and other key regulators. The Risk Committee oversaw progress in addressing the observations in the 2022 Regulatory College letter.

How the Group engages and communicates

Prudential operates in highly regulated markets and is committed to maintaining a constructive and open relationship with all of its regulators to ensure mutual trust, respect and understanding.

Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong Insurance Authority's (IA) Insurance Ordinance and is subject to the Hong Kong IA's Group-wide Supervision (GWS) Framework.

GEC members (in particular the Chief Risk and Compliance Officer) and other key persons in control functions meet with the Hong Kong IA on a periodic basis and an agreed range of Board management information is shared with the Hong Kong IA. Discussions cover areas such as capital, risk management, updates on key projects, leadership changes, and governance issues impacting Prudential and the industry.

In addition, our local businesses communicate and engage with their local regulators as required in order to maintain constructive and open relationships.

Impact of engagement on Board decision-making and outcomes

Feedback from engagement with the Hong Kong IA drives focus areas for the Risk team and helps shape the annual schedule of business for the Board and its principal committees, in particular the Risk and Audit Committees.

During 2023, the Board discussed and approved various matters and documents required under the GWS Framework, including the Group's Own Risk and Solvency Assessment.

Case study: *strategy*

In the first six months of joining Prudential, the new CEO's key focus was undertaking a thorough strategic and operational review of the Group, meeting with employees, customers, distributors, partners, regulators, investors and other capital providers.

The outcome of the review was a refreshed strategy to deliver on the Group's purpose 'For Every Life, For Every Future'. The strategy is underpinned by three strategic pillars, which are in turn supported by three group-wide enablers. The Board was engaged throughout the review conducting deep dives into each of the strategic pillars and enablers and considering how the refreshed strategy created sustainable value for different stakeholder groups, in particular customers, employees, shareholders and communities.

Within the strategy approved by the Board in July 2023, and announced in August, were defined success metrics for each of these key stakeholder groups: customer NPS, employee NPS, financial growth targets, and an updated carbon reduction target. Following the announcement, management undertook an extensive programme of investor engagement to discuss the strategy and its execution; the Chair also engaged investors for their views on the strategy in her annual engagement programme. Management held a series of townhall meetings across our markets to launch the refreshed strategy, purpose and values with employees.

Over 2024, the Board will continue to monitor the execution of the strategy against the agreed success metrics for the different stakeholder groups and a more detailed dashboard of financial and non-financial metrics.

Communities and governments

What matters to them

Governments shape the business environment that affects how companies contribute to the local economy and societies, how governments interact at the international level shapes the wider operating environment for Prudential as a global business.

Communities in which we operate are affected by Prudential, including at a societal and environmental level. Communities want sustainable businesses that benefit the local community.

Engagement metrics

- 11 market visits by the CEO;
- 5 market visits and 4 major international climate-finance related Summits by the Chair; and
- Prudential invested $13 million in community programmes during 2023.

How the Board engages and communicates

The Board regularly receives and discusses reporting on government, (geo)political and regulatory developments from the Chief Government Relations & Policy Officer.

On behalf of the Board, the Chair engages with key government stakeholders in a number of ways throughout the year, including bilateral meetings and at public events. Examples include meetings and engagements with government officials and regulators, including in and from Hong Kong, Beijing, Shanghai, the Philippines, Cambodia, Singapore, India, the UK, the US, the EU and Vietnam.

Engagement also took place in international fora and with international regulatory bodies, standard setters, and multilateral development banks, including at and during COP28, New York Climate Week, the Paris Summit for a New Global Financial Pact, and the Windsor Climate Finance Mobilisation Forum; and through the Chair's Board membership of the Institute for International Finance (IIF).

Areas of discussion during 2023 included:

- Insurance sector development;
- Capital market development;
- Healthcare access and insurance;
- Financial inclusion;
- Climate change and sustainable finance; and
- Technology and innovation.

The Board also engages through the CEO. As part of his introduction as CEO in 2023, Anil Wadhwani undertook a range of market visits and met relevant government ministers and regulators to understand their perspectives and priorities as he developed our strategy refresh.

The Board considered sustainability as a key enabler of the strategy refresh in August. The Board approved a new weighted average carbon intensity (WACI) reduction target of 55 per cent by 2030 as well as a sustainability-linked KPI for all people managers by 2026.

> For more information, please refer to the Sustainability Report.

The Risk Committee oversees external climate-related commitments and reporting against the TCFD. The Risk Committee also considered and approved a new approach to transition financing and received regular updates on key initiatives and progress against climate priorities and external developments.

The RSWG oversees our community engagement and investment activities on behalf of the Board. In 2023, the RSWG received updates on the activities of the Prudence Foundation and its strategic focus for 2024, and discussed the alignment of the Foundation's activities to the Group Sustainability strategy and how to assess the impact of its activities.

Communities and governments

How the Group engages and communicates

Governments

We engage with governments in a number of ways, both directly and through industry and membership organisations. This engagement helps us to better understand and inform approaches to international and local-level policy and regulations, and to support and contribute to sector and economic developments across the markets in which we operate.

Through 2023, we benefited from opportunities to meet with governments and policymakers from across Asia and Africa to discuss their priorities, including for insurance and asset management, financial inclusion, climate change and sustainable finance, pandemic recovery, healthcare and technology. An example of local advocacy was Prudential convening industry dialogues on climate health and financial risks in the Philippines with local insurance and financial regulators. Through partnerships with the British Chamber of Commerce in Vietnam and non-profits like the Climate Bonds Initiative (CBI), Prudential also organised workshops on local transition investment, such as exploring how financing mechanisms like Vietnamese thematic bonds can mobilise capital for the transition to net zero by 2050.

> For more information, please refer to page 66 of the Sustainability Report.

Wider communities

Our approach to community investment and engagement is guided by our Group-wide Community Investment Policy and the Group's Sustainability strategy. The Prudence Foundation regularly reviews our strategy and funding for community investment programmes with the aim of maximising positive outcomes in the regions where we operate. For example, a fund which had been established for Covid-related community assistance was transitioned to the PRU Community Health Fund, and allocated to various businesses for the purpose of identifying and supporting health initiatives.

Prudential engaged at COP28 with a particular focus on transition finance and the role of the private sector in supporting a just and inclusive transition in emerging markets; and supported existing partnerships such as the UN-convened Net Zero Asset Owner Alliance, Insurance Development Forum and High Level Champions.

Impact of engagement on Board decision-making and outcomes

Engagement with governments contributes to better understanding and analysis at Board deliberations of the role we can play in our chosen markets and the impact of public policy and regulation on our strategy, the design and delivery of our products and services, and our investments. It helps to inform the Board's opportunity and risk analysis and improves understanding of where we can contribute to public policy goals.

In the critical area of climate change, engagement with governments and wider society has informed our approach to our Sustainability strategy and specifically the pathways for each of our markets, the challenges and opportunities, and the realities of securing a just energy transition alongside wider development goals.

> For more information on our sustainability strategy, goals and actions, please refer to page 6 of the Sustainability Report.

Suppliers

What matters to them

Our suppliers look for mutually beneficial business relationships and reliable business partners.

Engagement metrics

- Circa 13,000 suppliers supporting our businesses across Asia, Africa and the UK;
- Circa 180 staff attended modern slavery risk awareness training across our markets, with representation from procurement managers, risk assessors, legal teams and sustainability representatives;
- Average time to pay invoices 29 days in the UK; and
- In the UK, over 203 small suppliers have been paid within 10 days since launch of our Small Supplier Accelerated Payment Scheme, with payments of over £3.5 million in 2023 to bring the total since launch to £24 million.

How the Board engages and communicates

The Board approves agreements with major suppliers and receives updates on key supplier relationships as part of operational and business reviews focusing on various parts of the Group.

Key strategic supplier relationships are also considered as part of the strategy and operational plan discussed and approved by the Board annually.

The Board, supported by the RSWG, reviews and approves the Group's Modern Slavery statement annually.

How the Group engages and communicates

Prudential uses third-party suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs.

We use a Group Third-Party Supply and Outsourcing Policy (known as the GTPSO) consistently throughout the Group to ensure we articulate clearly how we work with suppliers and our expectations of them. The policy is a core part of our system of governance. It sets out our position on supply chain management, outlining our approach to due diligence, selection criteria, contractual requirements and ongoing monitoring of our supplier relationships. The policy also supports compliance with the Hong Kong IA's Group-wide Supervision Outsourcing guidelines.

Modern slavery

Prudential is committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. Management continues to carry out a range of activities to enhance the Group's approach to modern slavery, not least through responsible supplier risk assessments and due diligence requirements within the GTPSO. Our systems include due diligence checks to assess the risk of dealing with a supplier that may be engaged in malpractice. We pay particular attention to low-skilled labour areas which are known 'hot spots' for modern slavery, such as cleaning, catering or guarding.

Our Responsible Supplier Guidelines further promote the development of a sustainable and ethical supply chain, with particular emphasis on conducting due diligence on a service provider's position and compliance with human rights, ethical and safe labour practices and local labour laws and wage standards for spend in categories considered to be of higher risk.

Payment terms

In order to demonstrate Prudential's ongoing commitment to supporting its supply chain, Prudential continued to provide payment assistance in 2023 to our small suppliers.

Prudential's standard contractual payment terms in the UK provide for payment to suppliers within 30 days after the invoice date. For smaller suppliers with under 100 employees, our Small Supplier Accelerated Payment Scheme aims to pay suppliers in as little as 10 days after the invoice date.

Impact of engagement on Board decision-making and outcomes

In 2023, we further enhanced the GTPSO to drive consistent use of our procurement and third-party risk management system, Coupa, to ensure that our third-party risk management framework is consistently applied. The policy was enhanced by introducing an updated third-party risk assessment methodology that is clearer in identifying elevated risks, strengthens risk monitoring and remediation processes, emphasises market tendering requirements and further clarifies the roles and responsibilities of key functions and stakeholders across the Company.

Through the introduction of the new Responsible Supplier Guidelines in 2022, Prudential has sought to increasingly introduce the same measures deployed in the UK to our Asia and Africa supply chain. For more information, please refer to our most recent Modern Slavery Statement on our website. We also introduced measures to understand a supplier's position on ethical labour standards, health and safety and equal opportunities for our material suppliers and those that provide services in areas deemed to pose higher modern slavery risks.

We remain committed to learning how to improve our own due diligence and monitoring and engaged an external party to conduct a review to compare Prudential's best practices to those of other pan-Asian insurers and identify improvements.

In December 2023, Group Procurement conducted modern slavery risk awareness training in partnership with a non-profit organisation that focuses on these issues. The training provided an overview of modern slavery and raised awareness on where and how these issues may exist in the Group's supply chain, along with how these risks can be mitigated and monitored and the type of positive actions that can be taken to remediate them.

The Board approved updates to Prudential's Code of Conduct in 2023 and expects that external stakeholders, including suppliers, abide by principles consistent with those of Prudential. Prudential chooses to partner only with those who can meet our rigorous ethical standards.

Sustainability for Real-world *Impact* and Long-term *Resilience*

Our commitment to sustainability is embedded in our company purpose

For Every Life, For Every Future,

reflected in our values and underpins our business strategy. Our mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

Our strategy goes beyond managing environmental, social and governance (ESG) risks

As individuals and as an organisation, we want to contribute to a greener, more inclusive, and responsible future for our customers, people, shareholders and the communities in which we operate.

Our activities in 2023 provide good examples of how we are delivering for the next chapter of growth and taking proactive steps to achieve our sustainability ambition.

As we evolve our terminology to use the more comprehensive umbrella of 'sustainability', we demonstrate our ambition to run a sustainable business that has real-world impact and builds long-term resilience.

In 2024, we will be taking a strategic and integrated approach to sustainability, tracking ourselves against key metrics to hold ourselves accountable to all our stakeholders.

Our refreshed sustainability strategy

From ESG to sustainability

As our approach to sustainability has evolved, how we talk about sustainability has evolved too. We view sustainability as a clear driver of value for our business and society. Our holistic approach involves enhancing the impact of our products and services and shaping the future of sustainability in some of the largest markets in the world. To that end, we are now using the term sustainability as an all-encompassing term that signifies the creation of value and growth through the positive impact we are having in our markets.

Our sustainability purpose and strategy

As a life and health insurance provider and long-term investor in Asia and Africa, we are committed to playing our part in increasing access to affordable health and financial protection, enabling a just and inclusive transition to a low-carbon future and paving the way to long-term resilience for our customers, people, communities and shareholders.

Our sustainability strategy is core to who we are as a business and our purpose 'For Every Life, For Every Future' speaks to our ambition to deliver real-world impact in the markets where we operate for a more sustainable, responsible and inclusive future.

Our refreshed sustainability strategy is centred on three pillars that reflect who we are as a business. They are simple and accessible health and financial protection, responsible investment and sustainable business. Each pillar has three key priorities that map out our opportunities for impact. Good governance and responsible business practices form the critical foundation across the strategy.

As guardians of our customers' and shareholders' assets, we consider all material risks, including ESG risks, in fulfilling our fiduciary duty.

Our sustainability strategy actively places the considerations of emerging markets at the forefront, reflecting the needs of many of the markets in which we operate. There is broad recognition of the need to manage the energy transition in a just and inclusive way, yet there is limited emphasis in mainstream discussions on exactly how difficult this process for emerging markets can be. They are currently the largest greenhouse gas emitters, but have historically contributed the least, have the largest financing gaps and are most vulnerable to the physical impacts of climate change. With our sustainability strategy we aim to bridge the gap between developed and emerging markets.

Affordability is still a key hurdle for many in emerging markets to access health and financial protection. As a result, we strive to provide more affordable products and solutions to help close the health and protection gaps between emerging and developed markets. By putting our customers at the centre of our product development process, we aim to adapt to changing demographics and meet the evolving needs of our customers.

Sustainability strategy

Ambition	**Sustainability for real-world impact and long-term resilience**		
Purpose	For Every *Life*, For Every *Future*		
Pillars > *See page 108* > *See page 110* > *See page 114*	**Simple and accessible health** and **financial protection** Increase access to health and financial protection for every life	**Responsible investment** Enable a just and inclusive transition to net zero for every future	**Sustainable business** Embed sustainability into our business operations and value chain to amplify the pace and scale of our impact
Priorities	**Delivering partnerships and digital innovation for health outcomes** Drive positive health outcomes through partnerships and digital innovation	**Decarbonising our portfolio** Committed to decarbonise our portfolio and become a net zero asset owner by 2050	**Empowering our people** Empower our talent pool by upgrading their sustainability capabilities and advancing our diversity, equity, inclusion and belonging strategy
	Developing sustainable and inclusive offerings Develop sustainable and inclusive offerings to increase access to protection for underserved customer needs and communities	**Financing a just and inclusive transition** Financing a just and inclusive transition with emerging markets considerations at the forefront	**Establishing sustainable operations and value chain** Embed sustainability in our day-to-day operations as a business, including with our suppliers and partners
	Building resilient communities Support the communities in which we operate, building resilience through the work of our business units and Prudence Foundation	**Mainstreaming responsible investments in emerging markets** Leverage our influences as asset owner to mainstream responsible investments in emerging markets	**Harnessing thought leadership to shape the agenda** Leverage our advocacy power to shape a sustainability agenda that places emerging markets considerations at the forefront
Foundation	**Good governance and responsible business practices:** Corporate governance, conduct and ethics, risk management, external reporting and benchmarking		

New targets			
55% weighted average carbon intensity (WACI) reduction by 2030	Developed new internal investment target on financing the transition, as an underpin to the WACI reduction target	40% female representation in Group Leadership Team by the end of 2026	All people managers to have sustainability-linked KPIs by the end of 2026

Targets

We have committed to becoming a net zero[1] asset owner by 2050 and have set shorter-term targets in line with the recommendations of the Paris Agreement. When we refreshed our sustainability strategy to align with our new business strategy, we also set additional targets around responsible investment and sustainable business and put measurement processes in place to obtain data and set baselines.

Our targets and progress

Targets	Timing	Board's evaluation of progress
Responsible investment		
New **Deliver a 55% reduction in the carbon emissions* intensity of our investment portfolio† by 2030 against our 2019 baseline**	By 2030	**On track:** During 2023 we reduced the weighted average carbon intensity (WACI) of our portfolio by 50% against the 2019 baseline
New **Internal investment target on financing the transition to a lower-carbon future. (Note: This is a critical underpin for the WACI reduction target and is linked to our executive remuneration)**	By 2030	**New target**
Engage with the companies responsible for 65% of absolute emissions in our investment portfolio	Ongoing	**Fully met:** This is an ongoing annual target, which we have fully met in 2023 for the identified cohort of companies
Deliver a 25% reduction in our operational emissions intensity from a 2016 baseline, and abating the remaining emissions via carbon offsetting initiatives, to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030	By 2030	**On track:** We achieved an intensity ratio of 0.95 tCO_2e/FTE for 2023, putting us on track to meet our 2030 target of 1.65 tCO_2e/FTE
Sustainable business		
Employ 35% of women in senior management‡ by the end of 2023	By 2023	**Fully met** At 31 December 2023, the representation was 35%, in line with our 2023 target
New **Ensure 40% of women in Group Leadership Team§ by the end of 2026**	By 2026	**New target**
New **All people managers to have sustainability-linked KPIs by 2026**	By 2026	**New target**

* Carbon emissions refers to carbon dioxide equivalent emissions (CO_2e) per the Greenhouse Gas (GHG) Protocol, including carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulphur hexafluoride (SF6) and nitrogen trifluoride (NF_3).

† Our investment portfolio ('investment portfolio') includes both listed equities and corporate bonds in all shareholder and policyholder assets, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these. Further information is provided in the Basis of Reporting.

‡ The senior management definition was previously defined as all senior managers who represent the most pivotal roles in our Group below the Group Executive Committee (GEC). It excludes the Chair, Executive Directors, and GEC members.

§ Group Leadership Team (GLT) is defined as the direct reports of all GEC members, all CEOs of our Life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy.

(1) In the context of Prudential, net zero and carbon neutral have the following meanings: 1. 'Net zero', in regard to greenhouse gas emissions, refers to a state by which the greenhouse gases going into the atmosphere are reduced as close to zero as possible and any residual emissions are balanced by removals from the atmosphere. When translating these emissions to the activities in the value chain of an organisation, net zero is a state in which the activities of the value chain for an organisation result in net zero greenhouse gas emissions, in a time frame consistent with the Paris Agreement. 2. 'Carbon neutral' for an organisation refers to relying on carbon offsets to balance its value chain's greenhouse gas emissions, whereas net zero refers to prioritising reductions in an organisation's value chain greenhouse gas emissions to as close to zero as possible. Only then are any residual emissions balanced by removals from the atmosphere.

The above performance against targets is as of 31 December 2023. The Board will continue to review and evolve this as the Group progresses on its sustainability journey to consider evolving scientific data and stakeholder expectations.

Approach to sustainability reporting

We have observed our obligations under: (i) sections 414CA and 414CB of the UK Companies Act 2006; (ii) the UK's Financial Conduct Authority's Listing Rules in respect of climate-related disclosures; and (iii) the ESG Reporting Guide contained in Appendix C2 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (HKEX). The HKEX sets out five reporting principles, which we have addressed as follows:

Materiality	The process of materiality assessment and stakeholder engagement is outlined in the Materiality assessment section below.
Quantitative	Consistent with our approach in 2022, metrics have been provided in compliance with the HKEX requirements and voluntary adoption of the SASB Insurance Standard. An index to this report covers HKEX and SASB Insurance requirements.
Consistency	The FY23 report is consistent with the FY22 report to support compatibility.
Balance	We have endeavoured to provide an unbiased account of our performance and to use objective presentation formats.
Reporting boundary	Consistent with previous years, the scope of the report, and data therein is available in the Basis of Reporting, and excludes joint venture partnerships, notably our joint ventures in India and China, and the Takaful business in Malaysia, unless otherwise stated.

We have made disclosures consistent with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and recommended disclosures (see TCFD index in this Annual Report). In line with our 'comply or explain' obligation under the UK's Financial Conduct Authority's Listing Rules, we can confirm that we have made disclosures consistent with the TCFD recommendations and recommended disclosures in this Annual Report. Our TCFD disclosures also meet the new climate-related financial disclosure requirements contained in section 414CB of the Companies Act 2006.

In 2023, Prudential continued participating in the Climate Change questionnaire of CDP, scoring B (2022: A-). This was due in part to survey changes, as CDP asks financial institutions to quantify revenue and costs aligned with their climate transition, consistent with strengthening global sustainability reporting framework requirements. To address this moving forward, we are looking to prepare for alignment with the International Sustainability Standards Board (ISSB) disclosures (particularly the new S2 Climate Standard), and report on climate-related disclosures through this lens once it becomes mandatory.

In line with HKEX guidance, the Group has sought limited assurance on select indicators covering Scope 1, Scope 2 and Scope 3 financed emissions, community investment cash contributions and employee diversity as per the prior year. We appointed EY LLP (EY) to provide limited independent assurance over these. EY will be the Group's external auditor from FY2023. In 2023, we also strengthened our internal procedures for verification of our disclosures covering non-financial statements to improve the accuracy of our information.

Rising to the climate challenge

Protecting the future is at the very core of Prudential's purpose: 'For Every Life, For Every Future'. And a future where everyone can thrive relies on limiting the human impact of climate change. Therefore, we are strongly committed to facilitating a just and inclusive net zero transition that fosters sustainable growth and promotes economic wellbeing within the communities we serve. Doing so will involve keeping capital in countries that currently rely heavily on fossil fuels to ensure they have vital funds to invest in lower-carbon transformation.

Climate change is an issue that cuts across all pillars of our sustainability strategy and our business, and we will coordinate our efforts across responsible investment, products and services, engagement and advocacy, and our own operations, to achieve our climate ambitions.

In March 2023, we published our first Climate Transition Plan. It sets out our approach to fulfilling our climate-related commitments and details the specific actions we will take and the metrics that will guide us on the path to net zero. Updates to our Climate Transition Plan are integrated within the Responsible investment and Sustainable business sections of the Sustainability Report 2023. Both the Sustainability Report and Annual Report contain an index to show alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Further climate-related information in this report

> TCFD disclosures, pages 119

> TCFD reference tables, pages 137

> Responsible investment information, pages 110

> Environmental metrics, pages 126

Materiality assessment

To deliver sustainable value in the long term, we need to align with our shareholder and stakeholder expectations. In 2022, we carried out a robust materiality assessment based on structured stakeholder engagement. This included formal surveys and interviews with customers, distributors and employees. Via this process, we explored a range of issues, risks and opportunities, focusing on where we can create positive impact through our products, services and initiatives. In 2023, after reviewing the findings, assessing external trends and holding regular dialogues with key stakeholders, we concluded that the findings remained relevant.

Materiality assessment process 2023

Step 1: Identify and define material topics

We reviewed the 21 topics from 2022 that were drawn from prior material topics, HKEX and SASB requirements, and peer reviews.

Step 2: Prioritise topics based on stakeholder views

Prioritisation was based on the assessment carried out in 2022, which was informed by regular interaction with stakeholders, as well as formal ESG surveys with nearly 1,000 customers, more than 1,000 employees, and over 7,000 agency distributors.

Step 3: Analyse and evaluate

We analysed and evaluated the 2022 outcomes and determined that the topics are still relevant to our business and remain important areas of concern for our stakeholders.

Step 4: Validation and approval by senior management

The final step of our materiality assessment involved validation and approval from senior management via the governance of our Group Sustainability Committee and Responsibility & Sustainability Working Group (RSWG).

Materiality matrix

Our assessment identified 21 topics and ranked them as either high, medium or emerging priority. The topics are mapped according to their importance to stakeholders and Prudential's business, and their impact on the economy, environment and society. Our high-priority material topics are consistent with our findings in 2022.


E Environmental
S Social
G Governance
Influence on stakeholder assessments and decisions
High
Emerging
Significance of Prudential's economic, environmental and social impact
Emerging
High
Workplace health and safety
Responsible environmental practices
Inclusive products and services
Customer satisfaction
Responsible investment
Fair treatment of customers
Privacy and data protection
Training and development
Financial literacy
Climate change
Digital health innovation
Ethics and responsible business practices
Employment, recruitment and rewards
Diversity, inclusion and belonging
Corporate governance
Community engagement and investment
Responsible procurement practices
Volunteerism
Labour rights
Anti-bribery and corruption
Biodiversity and nature-based considerations

Understanding our impact

Stakeholder engagement

The table below provides an overview of the different stakeholder groups we continue to engage with, how we have engaged with them, what their key areas of interest are and our response to these.

Rating agencies

Mode of engagement

Annual meetings

Topics of interest or concern where indicated by the stakeholder group

- Climate change
- Inclusive products and services
- Responsible investment
- Diversity, inclusion and belonging
- Responsible procurement practices
- Data privacy and cyber security

Employees

Mode of engagement

- Employee engagement surveys
- Collaboration Jam
- Townhalls
- GEC roadshows

Topics of interest or concern where indicated by the stakeholder group

- Responsible environmental practices
- Financial literacy
- Responsible investment
- Climate change
- Employment, recruitment and rewards
- Diversity, equity and inclusion in the workplace

Governments and regulators

Mode of engagement

- Roundtables
- Consultations
- Public events
- Regulatory colleges
- Regular meetings (direct and indirect, eg with sector-wide/ industry bodies)

Topics of interest or concern where indicated by the stakeholder group

- Healthcare access and insurance
- Financial inclusion
- Climate change and sustainable finance
- Technology and innovation
- Data privacy
- Ethics and responsible business practices
- Responsible tax

Investors

Mode of engagement

- Regular meetings
- Investor conferences
- Investor Perception Study

Topics of interest or concern where indicated by the stakeholder group

- Climate change
- Responsible investment
- Inclusive products and services
- Diversity, inclusion and belonging
- Digital health innovation
- Fair treatment of customers

> Further information on stakeholder engagement can be found in our Section 172 Companies Act Statement in our Annual Report and Accounts on page 88.

Customers

Mode of engagement

- Contact centres
- Focus groups
- Customer survey

Topics of interest or concern where indicated by the stakeholder group

- Customer fair dealing
- Data privacy and protection
- Responsible investment
- Customer satisfaction
- Financial literacy

Agency distributors

Mode of engagement

- Agency distributor survey

Topics of interest or concern where indicated by the stakeholder group

- Customer satisfaction
- Inclusive products and services
- Training and development
- Digital innovation
- Customer fair dealing

Peers and other financial institutions

Mode of engagement

- NZAOA
- Just Energy Transition Partnership (JETP) Vietnam
- Hong Kong Green Finance Association (HKGFA)

Topics of interest or concern where indicated by the stakeholder group

- Portfolio decarbonisation
- Sustainable and transition finance
- Challenges in financing emerging markets
- Disclosures & reporting standards
- Carbon offsets

> Further information on stakeholder engagement can be found in our Section 172 Companies Act Statement in our Annual Report and Accounts on page 88.

Sustainability governance

The Board considers sustainability to be aligned with our ambition to be the most trusted partner and protector for generations to come. It recognises the major role that Prudential can continue to play in shaping sustainability across Asia and Africa, as well as in ensuring the long-term success, resilience and health of the communities in which we operate. As such sustainability matters, including climate change, are overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas.

The Responsibility & Sustainability Working Group (RSWG) comprises only independent Non-executive Directors and focuses on customer, culture, digital, people and community matters. The Risk Committee oversees environmental and climate-related issues, including the implementation of the Group's commitments to decarbonise its operations and investment portfolio and other climate-focused responsible investment commitments. The Committee is also responsible for external reporting, via the Sustainability Report, where it relates to those areas within its remit, including monitoring progress on the Group's reporting against the recommendations of the TCFD.

The Risk Committee has a standing item on its agenda in relation to its oversight of climate change, including progress against our climate targets. In setting future targets or commitments, the Risk Committee considers and makes appropriate recommendations to the Board. The remit of the Risk Committee also includes considering climate-related issues when reviewing and guiding overall strategy, major plans of action, risk management policies, annual budgets and business plans.

In 2024, the Board plans to establish a Sustainability Committee to replace the RSWG and to take over from the Risk Committee oversight of environmental and climate-related issues. The Committee will be chaired by Non-executive Director, George Sartorel.

Since 2022, sustainability has been included in the strategic priorities for the Group's Executive Directors by way of a specific objective to drive the climate transition and responsible investment focus across the organisation. To support this ambition, the Remuneration Committee has adopted a transition finance underpin target for this element of the Prudential Long Term Incentive Plan (PLTIP). This underpin will consider the value of qualifying investments committed to support the transition of the world to a lower-carbon future.

In line with our updated target to reduce emissions from all shareholder and policyholder assets by 55 per cent by 2030, in December 2023 the Remuneration Committee agreed to attach carbon reduction targets to Executive Directors' 2024 Prudential Long Term Incentive Plan (PLTIP) awards, making this the third cycle of awards with carbon reduction targets. Sustainability metrics constitute 10 per cent of the total Executive Directors' 2024 PLTIP award, including 5 per cent linked to carbon reduction and 5 per cent linked to diversity.

> Further information regarding both measures can be found in the Directors' remuneration report within the Annual Report and Accounts.

Management oversight

Sustainability activities, including the impacts of climate change, are overseen at a management level by the Group Sustainability Committee. The Chief Financial Officer chairs the Committee, which met five times in 2023. The Committee's members include the Chief Risk and Compliance Officer, Chief Investment Officer, Chief Corporate Affairs Officer, Chief Human Resources Officer and senior representatives from the Group's asset owner and asset management businesses, including the chief executives of Eastspring and Prudential Singapore's business.

One of the Group Sustainability Committee's responsibilities is to oversee the Group's progress towards fulfilling our commitment to report against the recommendations of the TCFD. The Group's policies and procedures in relation to certain sustainability topics are included in the Group Governance Manual.

Sustainability governance, including climate change

Informing

Reporting

Prudential plc Board

Oversees all aspects of sustainability including people, culture and communities, with ultimate responsibility for determining strategy and prioritisation of key focus areas

Provides rigorous challenge to management on progress against goals and targets

Ensures the Group maintains an effective risk management framework, including over climate-related risks and opportunities

The Board delegates specific sustainability, including climate change, oversight matters to its committees

Risk Committee

Oversight responsibilities for environmental and climate-related issues

Oversees implementation of external climate-focused commitments

Reviews climate-related information presented within the Sustainability Report

Oversees the Group's ongoing commitment relating to TCFD

Supports the sustainability strategy by ensuring sustainability risks, including climate-related risks and opportunities, people and culture are effectively managed

Responsibility & Sustainability Working Group

Oversees the embedding of the Group's sustainability strategy, focusing on customer, culture, digital, people and community matters

Audit Committee

Oversees the Group's Annual Report and Accounts, of which the sustainability section is an integral part

Oversees whistleblowing programme

Remuneration Committee

Supports the sustainability strategy through alignment of the Group's incentive plan to external sustainability targets

Chief executive and management team

The chief executive has responsibility for implementation of the Group's sustainability strategy, including people, culture and climate change risks and opportunities, with support from the executive management team

Group Sustainability Committee

Focused on the holistic assessment of sustainability matters, including climate change, that are material to the Group
Chaired from February 2023 by CFO
Members include asset manager CEO, CRCO, CHRO, and business entity CEO

Group Investment Committee (GIC)

Oversees Group-wide investment performance and risk exposures, including those impacting policyholders
Members include asset manager CEO, CIO and Chief Actuary

Group Responsible Investment Working Group (GRIWG)

Operational responsibility for oversight of Responsible Investment activity
Co-chaired by CIO and Eastspring CIO
Members include local business CIOs

Local business units

Supports the implementation of the Group's Sustainability strategy, including climate change risks and opportunities

Challenges and future goals

In 2024 our priority will be to operationalise our new sustainability strategy across our businesses in a way that is proportionate to each market's level of developed sustainability.

We also recognise that we still need to evolve our approach to social sustainability, which is why our immediate priority will be to develop a social sustainability strategy that can potentially contribute to increasing people's access to health and financial protection, while considering diversity and inclusion across our markets.

We will be looking to develop our initial position on biodiversity and nature, evaluating how we can integrate this into our net zero ambition and climate management approach. Through our philanthropic arm, the Prudence Foundation, we are also setting up a fund to advance efforts on enhancing climate-related health resilience in communities, as well as continuing with our support on researching into the interconnectedness between climate and health.

Our success depends on our people. Our goal is to embed sustainability across our organisation, and build a socially responsible organisation where our people fully understand how to apply their skills and understanding of sustainability into their day-to-day roles and contribute meaningfully to our sustainability ambition. We are also advancing our diversity, equity, inclusion and belonging efforts so that everyone can build a rewarding career and feel a strong sense of belonging.

The table below sets out some of our areas of focus over the next three to five years:

Topic	Description of challenges	Steps we are taking
Climate-related data	The quality and availability of carbon-intensity data is an ongoing challenge, with limited coverage of WACI and financed emissions within our investment portfolio.	Increasing the coverage and quality of our Scope 3 investment book data. Developing specific decarbonisation pathways for engagement and ESG-integration by portfolio managers. Increasing the coverage of our Scope 3 emissions for the rest of our value chain (eg supply chain).
Customers	Products and services aimed at underserved segments including women, minorities, the elderly and low- to middle-income individuals particularly in emerging markets can be broadened and further refined. Insufficient research and data on how climate change will impact individual health.	Developing a social strategy that looks at how we can contribute more to offering inclusive and affordable health and protection products, recognising that protection is itself a measure to enhance climate resilience through adaptation. Continuing to explore the intersection of climate change and adverse health impacts, including through research, thought leadership and product development.
Transition to a low-carbon economy	Inability of emerging markets to meet global decarbonisation thresholds that are set by developed markets due to differences in economic development stage. Lack of industry standards on climate change that address the need to finance brown to green companies.	We have established a new investment target on financing the transition, which operates as an underpin for our portfolio decarbonisation target, as we believe that decarbonisation and the transition from brown to green of our economies are inherently connected. Building internal capabilities and external partnerships to deliver our financing the transition strategy. Continuing to explore innovative opportunities to finance the net zero transition in a just and inclusive manner, working with the private and public sector.
Systems and processes	Today we have a set of 24 local market operations with varying degrees of sustainability processes, systems and governance.	Implementing our new sustainability operating model approach to drive further standardisation of sustainability processes, utilising existing systems where feasible. Improving data governance processes and business ownership of ESG data so that we are assured of quality and completeness across different metrics. We will continue to conduct regular training and collaborate with both internal and external auditors to enhance and improve our processes and controls in 2024.
Markets	Many of our major markets such as India, China, Malaysia and Thailand remain highly reliant on coal and other fossil fuels, making it challenging to balance the interests of stakeholders across both developing and developed markets.	Continuing to work alongside governments, multi-lateral development banks and standard setters so that the interests of all our stakeholders across both developing and developed markets take a balanced approach.
People	Continuing to attract and retain high-quality talent across our markets to support us in our business and sustainability ambitions.	Upgrading talent capabilities, particularly within the areas of customer, distribution, health and technology, by investing in internal talent via targeted development programmes. Strengthening our focus on values-based leadership and aligning reward structures that will help build a culture that is customer-led and performance-driven.



Simple and accessible health and financial protection

We believe everyone should have the opportunity to build a more secure future. Through technology, we are developing new solutions to give our customers access to good health services and financial protection. We seek to create more inclusive products that are designed to increase access to protection for underserved customer needs and communities. And we are investing to build the resilience of the communities we serve through initiatives that promote financial education and inclusion, health and safety, and climate adaptation.

2023 *highlights*

Since launching our microinsurance product PRUKasih Aman in Malaysia in 2022, we have protected
9,700 individuals
from low-income communities and those with disabilities

Established partnership benefiting
insured customers in five markets,
offering treatment options for breast cancer with cost certainty

87%
Customer retention rate

17.4m
Total life segment policies in force

Provided free protection for
18,000+
babies from infectious diseases in the Philippines

$13m
invested in community programmes

2m
students reached and over 66,000 teachers trained through Cha-Ching curriculum (since 2016)

Nearly
28,000
employee volunteering hours

Delivering partnerships and digital innovation for better health outcomes

To better connect individuals with the best possible healthcare providers and preventative care, we are constantly exploring new ways for technology to help us make a real difference to the experience of our customers in all our markets, and create value for our employees, shareholders and communities. Digital innovation can drive distribution of our products and services, empower the next generation of agents, and strengthen our relationships with existing customers through increasingly personalised and user-friendly access to our offerings.

Our aim is to become a trusted partner to our customers with simple, connected technology journeys that use differentiated propositions for different life stages, all supported by AI and data analytics.

> For more information please refer to the Delivering partnerships and digital innovation for better health outcomes section of the Sustainability Report.

Developing sustainable and inclusive offerings

The health, protection and savings gap in our markets has been estimated at $1.8 trillion[1] – meaning many underserved groups miss out on access to benefits, insurance and health coverage, even though they are the people who need them most.

Our social strategy includes our ambition to create more sustainable and inclusive offerings so that we are providing health and financial protection to historically underserved populations, for example, women, minorities and low-income families.

Inclusion at Prudential starts with ensuring access to a diverse and continuously evolving range of products and services designed to meet the ever-changing needs of often forgotten customers, while also serving the needs of the majority. We seek to provide simple health and financial protection for our customers in a way that is accessible and affordable to all people and cultures across the communities we serve.

> For more information, please refer to the Sustainable and inclusive offerings section of the Sustainability Report.

Meeting the changing needs of our customers

With our customer as our compass, we are committed to developing our products and services to provide protection at every stage of life and meet or exceed expectations. Our stronger customer focus has helped our customer retention rate stay healthy at 87 per cent in 2023.

Customer conduct principles:

- We treat customers fairly, honestly and with integrity;
- We provide and promote products and services that meet customer needs, are clearly explained and deliver real value;
- We maintain the confidentiality of our customer information;
- We provide and promote high standards of customer service; and
- Act fairly and timely to address customer complaints and any errors we find.

> For more information please see the Meeting the changing needs of our customers section of the Sustainability Report.

Building resilient communities

Prudential is committed to enhancing the lives of communities across our markets by helping them grow and succeed. Our community investment strategy aligns with our purpose and we invest in developing resilient communities by supporting initiatives that champion financial education and inclusion, health and safety protection and climate adaptation.

Prudential invested $13.0 million in community programmes during 2023 – an increase from $12.2 million in 2022 – reflecting our continued commitment to bringing our sustainability goals to life with action and investment. The total figure has been calculated using the internationally recognised Business for Societal Impact (B4SI) Framework and includes cash donations to charities as well as spending on community initiatives in partnership with NGOs, non-profits, social enterprises and other third parties. On top of financial investment, our employees have contributed nearly 28,000 hours of volunteer service in their local communities.

> For more information please see the Building resilient communities section of the Sustainability Report.

(1) Swiss Re Institute: The health protection gap in Asia, October 2018.

$13.0m
invested in community programmes during 2023

Responsible investment

At the centre of our responsible investment approach is our view that the transition to a lower-carbon economy should be just and inclusive. As a large asset owner and manager focused on Africa and Asia, we are keenly aware that emerging markets face unique challenges as they seek to decarbonise. Typically, they are more reliant on fossil fuels than developed markets, while having pressing social and development needs to meet, making it very difficult for them to meet global decarbonisation thresholds.

Our 2022 'Just and Inclusive Transition' paper outlines the issues we want to help address through responsible investment. Currently, most global responsible investment frameworks do not differentiate between emerging and developed markets – applying the same standards and thresholds to both, despite the different risks and challenges they face. This is a barrier to much-needed investment to finance the transition and not in line with the 'common but differentiated principle' of the Paris Agreement.

We want to use the scale and position to drive positive change by ensuring the needs of emerging markets are considered in our investment decisions. Our approach to responsible investment is built around three key themes:

- Financing a just and inclusive transition;
- Decarbonising our portfolio; and
- Mainstreaming responsible investments in emerging markets.

Our efforts are informed by our Climate Transition Plan, which sets out our long-term net zero pledge and interim targets. We have made good progress towards our own decarbonisation, but recognise the opportunities to be proactive in enabling the transition to a lower-carbon economy for emerging markets in the coming years.

2023 highlights

Developed **new internal investment target** on financing the transition, as an underpin to the WACI reduction target

Upgraded our WACI reduction target from **25% to 55%** by 2030

Anchor investor of the **largest equity ETF fund in Singapore** (at time of launch) – iShares MSCI Asia ex Japan Climate Action ETF

Ongoing engagement with the companies responsible for **65%** of the absolute emissions in our investment portfolio

875 Corporate engagements conducted in 2023

Eastspring voted in **97.2%** of proxy votes for which it was eligible to vote

87% of Eastspring's international funds (SICAV) received Article 8* status

* Under the European Union Sustainable Finance Disclosure Regulation, Article 8 refers to funds that promote investments or projects with positive or social qualities



Financing a just and inclusive transition

Prudential's efforts and commitment to reach net zero by 2050 are aligned with science and the Paris Agreement. At the same time, operating in a breadth of markets across Asia and Africa demands a considered and dynamic approach to the low-carbon transition. The climate-related risks and opportunities in developed markets with diversified and mature economies are very different to those in emerging markets. This can be seen in the large divergence between countries and regions in their efforts and ability to act on climate change by reducing their carbon footprint.

Some of the countries that remain the most carbon-intensive are those least likely to be able to fund the transition to lower-carbon technologies and practices. There is a lack of industry standards relating to transition finance. In addition, companies operating in emerging markets cannot typically meet the high decarbonisation thresholds set by developed markets as they are at very different stages of economic development. As a result, emerging markets are underrepresented in climate-related investment strategies because existing frameworks have created a bias against investing in them. Shifting capital away from regions where transition financing is most needed hampers not only the climate transition, but also social and economic growth in these regions.

Upgraded our WACI target to a

55%

reduction in the carbon intensity of our investment portfolio by 2030, compared to our 2019 baseline

Our strategy on financing the transition seeks to use our capital to advance a just and inclusive transition. It recognises that Singapore and Hong Kong are well placed to lead climate transition in Asia, while emerging markets will take a longer time to transition. For example in developed markets, the focus lies on financing green energy solutions. In many emerging markets in Asia, finding ways to finance the phase-out of carbon-intensive assets, like coal plants, has the potential to achieve significant absolute carbon reductions. Therefore, our strategy also identifies categories across the transition spectrum, including both 'green' and 'brown-to-green' investments, allowing us to pinpoint opportunities to finance companies through their transition.

Decarbonising our portfolio

Local context is a key consideration in our assessment of how best to enable the transition to a low-carbon future. We believe moving capital away from carbon-intensive companies in emerging markets will make it more difficult for these regions to transition to a lower-carbon future. To support a just transition, we acknowledge that we will need to accept a higher initial baseline for some companies and explore and implement a wider variety of strategies to achieve net zero.

In May 2021, we committed to achieving net zero emissions by 2050 for our investment portfolio. We also resolved to reduce emissions intensity within our investment portfolio by 25 per cent by 2025. At the end of 2023, we had successfully reduced the weighted average carbon intensity of our investment portfolio by 50 per cent from our 2019 baseline. Based on this strong progress, in August 2023 we revised our WACI target upwards, committing to deliver a 55 per cent reduction in the carbon intensity of our investment portfolio by 2030, compared with our 2019 baseline.

Decarbonising our portfolio remains a priority, but our progress in reducing our WACI is unlikely to be linear. It can be influenced by a range of market factors that could cause the WACI to rise or fall. We might also decide intentionally to invest in a carbon-intensive company to support and enable its transition plans.

Our strategy to finance the transition aims to actively support carbon-intensive companies on the implementation of their transition plans from brown to green. While this will make our decarbonisation pathway more volatile, our interim targets align to a 1.5°C degree pathway.

Mainstreaming responsible investments in emerging markets

Our long heritage of owning and managing assets across Asia and Africa gives us a unique perspective on investing in both developed and emerging markets. It also gives us the opportunity to understand the range of issues and structural challenges these economies face in transitioning to a low-carbon economy. As an active member of global initiatives such as the UN-convened Net Zero Asset Owner Alliance (NZAOA) and the Just Energy Transition Partnership (JETP), we contribute by providing a voice on behalf of these markets.

Corporate engagement

We work closely with our investee companies to support their transition to a net zero business model. Each year, we have committed to engage with the companies responsible for 65 per cent of the emissions related to our investment portfolio, which is aligned to the recommendations of the NZAOA. By addressing key topics – such as improving disclosure, setting net zero and decarbonisation targets, adapting business models, and financing green projects – our goal is to encourage them to accelerate their progress.

Voting to drive change

Voting is a crucial element of being an active shareholder and an important opportunity to influence a company. Eastspring's voting and engagement activities are closely aligned when seeking to change a company's actions or approach.

Eastspring engages Institutional Shareholder Services (ISS), a fellow signatory to the United Nations-supported Principles for Responsible Investment (PRI), to provide administrative assistance in connection with voting proxies. These services include vote processing and recommendations. Eastspring reviews these recommendations and decides whether to follow or vote differently.

Shareholders' long-term interests are paramount, so Eastspring does not always support company management and may vote against management from time to time. In 2023, Eastspring voted on 97.2 per cent of proxy votes in which it was eligible to vote. Eastspring voted with management recommendations on 89.4 per cent of these, and voted against management recommendations on 10.6 per cent of these.

Responsible investment governance

To oversee our responsible investment activities and monitor our progress towards our commitments, we have established a robust governance framework.


Risk Committee
Board committee that reviews the Group's material risk exposures, and monitors the Group's reporting against the recommendations of the TCFD
Responsibility & Sustainability Working Group (RSWG)
Board-level working group that oversees embedding the Group's sustainability strategy
Group Sustainability Committee
Responsible for assessing sustainability matters holistically at Group level
Group Investment Committee (GIC)
Oversees Group-wide investment performance and risk exposures, including those impacting policyholders
Members include asset manager CEO, CIO and Chief Actuary
Group Responsible Investment Working Group (GRIWG)
Oversees all responsible investment activity across the Group.

In 2024, the Board plans to establish a Sustainability Committee to replace the RSWG.

Responsible investment approach

Managing ESG risks by applying our Responsible Investment Policy is part of our effort to generate long-term returns on assets. The policy sets out clear criteria for screening investment portfolios to identify and assess sustainability-related risks, and processes for ongoing corporate engagement. To address priority themes, such as decarbonisation, human rights and biodiversity, we have identified criteria for excluding companies involved in certain activities.

Looking ahead, we are increasing our focus on preventing biodiversity loss. Our asset managers screen for exposure to palm oil producers that are not certified by the Roundtable on Sustainable Palm Oil (RSPO). We require engagement with consumers to raise awareness around the benefits of paying more for sustainable palm oil to ensure producers in emerging markets have an incentive and funding for their transition to more sustainable production. We also review the portfolio for companies that produce or depend on commodities that contribute to deforestation, particularly timber extraction, engaging with them at least annually to assess their exposure.

Integrating ESG throughout the investment process

Step 1: Asset allocation

We integrate ESG into the strategic asset allocation (SAA) process in several ways: analysing the ESG profiles of countries, asset classes and investment strategies; changing SAA benchmarks to ESG benchmarks; and including ESG considerations in the asset-liability management (ALM) process. Our investment teams consider how different allocations influence the ESG risk profile of the portfolio, and how allocations to ESG strategies impact specific portfolio characteristics (eg sector allocation).

Our SAAs vary based on differences in regional decarbonisation targets. For example in 2023, Prudential Taiwan altered its benchmark to the MSCI USA ESG Enhanced Focus CTB (Climate Transition Benchmark) to align more closely with Prudential's responsible investment priorities and more mature ESG markets of Europe and the United States.

Step 2: Manager selection

Eastspring has integrated ESG considerations into its fund manager screening, due diligence and ongoing monitoring processes, to ensure underlying managers are aligned to our Group ESG requirements.

We also outsource some asset management to third-party asset managers, and ESG considerations are included throughout the relationship and when establishing investment mandates.

Step 3: Portfolio management

Eastspring uses ESG ratings to gain a better understanding of the ESG risks facing a particular country, sector or company. To account for high variance between ratings from different providers, Eastspring developed an ESG Ratings & ESG Integration tool, launching within its Singapore fundamental active equity and fixed income investment teams in 2023.

The platform leverages ESG data from external ESG rating sources but combines the data components using a proprietary framework. It draws on Eastspring's ESG materiality matrix which references the industry's best-in-class frameworks but includes additional context to increase relevance to our investment universe. Potential biases and limitations specific to particular ESG ratings are acknowledged and qualified to ensure investment teams focus on how sustainability risks might impact returns.

Step 4: Risk management

The Group Responsible Investment Policy supports our efforts to manage and mitigate ESG-related risks of our investment assets. The six implementation strategies of the policy each play their role in managing the various risks associated with our investment activities, including financial risks to the investment portfolio and reputational risks to the Group.

We recognise that implementation of the policy could amplify other ESG risks such as greenwashing accusations, legal threats of acting in concert, and conflicts of interest arising between and within stakeholder groups. These themes were identified as priorities in 2023, and a cross-functional working group was formed to build knowledge, awareness and monitoring of these topics.

> Find out more in the Responsible investment section of our Sustainability Report.



Sustainable business

Our mission is to be the most trusted partner and protector for this and future generations – a goal that requires us to embed sustainability throughout everything we do, in every market we serve.

We continued to stay focused on accelerating the pace and scale of our positive impact, ensuring that sustainability principles are at the fore in all our business decisions and throughout our supply chain. Our sustainable business pillar has three priority focus areas: empowering our people, establishing sustainable operations and value chains, and harnessing thought leadership to shape the agenda.

2023 highlights

Over 15,000
Total number of employees

Targeting all people managers to have a **sustainability linked KPI by 2026**

45% women
on Board as of December 2023

Set a **target of 40% women** in Group Leadership Team by the end of 2026

Targeting 75th
percentile on employee Net Promoter Score (eNPS)

'This is Me' partnership to normalise conversation on **mental health, neurodiversity** and **disabilities**

10% of the total Executive Director's 2024 Prudential Long Term Incentive Plan awards linked to sustainability, of which 5 % will be linked to carbon reduction and another 5 % linked to diversity

Connecting Health and Climate: Prudential EOS Climate Impacts Initiative and Prudence Foundation's partnership with the IFRC

13,000
suppliers (data as of 30 September 2023)

Reduced global absolute Scope 1 and 2 (market-based) GHG emissions by **22 per cent** compared to 2022.

Empowering our people

To deliver our ambitious strategy, we are mobilising our more than 15,000 colleagues behind our new purpose. We have developed a new people and culture strategy to create an environment where our talent can grow and maintain a high-performance culture for long-term resilience.

Our people want to be part of an organisation that is socially responsible and guided by a strong purpose. To ensure we can keep attracting and retaining talented individuals to serve our business today and in the future, we have strengthened our focus on rewarding high performance and creating an outstanding employee experience.

Our leaders are driven by our values and nurture a culture that fully understands who we intend to be and how putting our people and customers at the heart of everything we do will help us win. We will invest further in developing the capabilities of our workforce, through strategic talent acquisition and internal talent development.

> Find out more in the Empowering our people section of our Sustainability Report.

Culture

An important step towards embedding our new business strategy was the launch of the PruWay – the fundamental values, shaped by our employees, which define who we are and what we represent. The PruWay defines new ways of working with one another and delivering value for all our stakeholders – our people, our customers, our shareholders and our communities.

At Prudential, we are looking to transform our employee experience and ensure our people can visualise their career progression at Prudential, while developing the strategic skills we need to build the business. This goes beyond performance and considers their future potential.

As stated in the Sustainability governance section earlier, the Board-level Responsibility & Sustainability Working Group (RSWG) oversees sustainability topics including culture and people. In 2023, we switched to conducting shorter employee engagement surveys to enable us to gain regular feedback and respond quickly to emerging issues across markets. This approach allows our people to provide timely feedback and for us to detect early warning signs, track actions and measure impact against key people metrics. A full people survey is scheduled for the second half of 2024.

Capability

A priority of our people strategy is to build a pipeline of adaptive leaders with both depth and breadth of capabilities. This will prime our 200 leaders to confidently respond to future challenges, while continuing to navigate existing challenges. To equip our employees with necessary skills for the future, we offer them a learning experience that includes e-learning, in-person and virtual classroom training and mentoring.

Talent vitality

We are focused on building a robust succession pipeline for our CEOs and GLT members to ensure organisation resilience and leadership sustainability. Succession plans for CEOs and GLT members are reviewed regularly and discussed at the Group Talent Council.

For our people, we want them to be able to build long and rewarding careers at Prudential. Promoting internal mobility is one way that we demonstrate our commitment to creating an environment where talented individuals can thrive.

Ambition	**Create an environment where talent thrives and powers growth**		
Strategic goals	**Culture** A winning spirit that is customer-led and performance-driven	**Capability** Unparalleled capabilities in digital distribution, customer and health	**Talent vitality** A robust succession pipeline and dynamic talent marketplace
Priorities	Values-driven leadership Belonging Employee experience	Strategic capability acquisition Talent and leadership acceleration Learning academies	Succession Mobility Diversity
	Performance and rewards		**People insights and processes**

Sustainability continued

For our business to be successful, we celebrate diversity and emphasise inclusion for our people, customers and partners. Our Global Diversity and Inclusion (D&I) Council drives D&I initiatives across our businesses, providing updates to the Board biannually and to the RSWG quarterly.

The D&I Council continues to define our global D&I Strategy and action plan, outlining objectives and initiatives to promote D&I across our businesses. While we have seen progress in our diversity metrics in recent years, we acknowledged that there is room for further progress. The Council continues to be guided by its Charter and upholds the principles of employee empowerment, transparency and community building.

The tables provide an overview of our gender diversity breakdown in 2023.

	Gender diversity – total workforce‡		
	2023*	2022	% change
Female	**8,713.1**	8,363.4	4%
Male	**6,541.3**	6,299.3	4%
Unspecified^	**3**	18	(83)%
Total	**15,257.4**	14,681.7	4%

* Within the scope of EY assurance – see Basis of Reporting.

		Gender diversity‡		
		2023*	2022	% change
Group Leadership Team	Female	**65**	39†	67%§
	Male	**121#**	71†	69%§
Group Executive Committee (GEC)	Female	**2**	2	-
	Male	**6**	6	-
Executive Directors	Female	**-**	-	-
	Male	**1**	2	(50)%
Chair & Independent Non-executive Directors	Female	**5**	4	25%
	Male	**5**	7	(29)%

^ No specification or information is captured on gender for an immaterial number of our employees. These employees are regarded as 'unspecified'.

‡ Total workforce is reported as FTE, while gender diversity (Board/GEC/Executive Directors/Chair & Independent Non-executive Directors) are reported as headcount to align with internal data definition. Newly created this year, we extended the headcount usage to GLT for diversity reporting to align with internally approved metrics and provided further guidance on the definition such that leaders would only be counted as either GEC or GLT. The overall impact on this change is 0.7 Headcount.

† In 2022, the senior management definition was previously defined as all senior managers who represent the most pivotal roles in our Group below the Group Executive Committee (GEC). It excludes the Chair, Executive Directors, and GEC members. We are unable to restate the 2022 figures because the GLT category was only formed in 2023. From 2024 onwards, our gender diversity figures will be tracked against our newly created definition in 2023.

§ Increase was due to the broadening out of our leadership definition to support the new strategy driving collaboration across the organisation.

\# GLT members hired by joint ventures are excluded.

For full details on our 2023 diversity metric linked to the Directors' 2024 PLTIP award, please see the Directors' remuneration report.

As of 31 December 2023, the representation of women on our Board was 45 per cent. We are one of only six FTSE 100 companies with a non-white Chair. We have also exceeded the recommendation of the Parker Review for the FTSE 250 to have at least one non-white director on the Board by 2024, with seven of our 11 directors fulfilling these criteria.

> Find out more in the Empowering our people section of our Sustainability Report.

Establishing sustainable operations and value chain

Digital responsibility

In our new business strategy, technology is a key enabler for all three strategic pillars: enhancing customer experiences, powering our distribution with technology and transforming the health business model. We are revamping our technology platform, growing our data platform, and using AI to generate commercial value.

Cyber security

Cyber security incidents

	2023	2022
Total number of incidents escalated† to the Security incident response team (SIRT)	**40**	37
Number of incidents confirmed‡ by the SIRT	**3**	12
Number of incidents related to ransomware	**1**	2

† Total incidents reported by employees to the Security Operations Centre.
‡ Total incidents confirmed by the Security Operations Centre.

While the total number of incidents fluctuates year on year, the number of incidents that are confirmed has continued to decline, falling to only three confirmed incidents for 2023. However, it has been observed that global cyber attacks have become more advanced and sophisticated (e.g. the MOVEit data breach). As such, we continue to uplift Prudential's security controls and capabilities to combat these increasingly complex attacks.

Data privacy breach metrics

	2023	2022
Total number of (privacy) data breaches	**22**	20
Total number of (privacy) data breaches involving health information	**2**	1
Total number of customers and employees affected by Company's data breaches	**2,087,219***	24,250
Total number of customers and employees affected by Company's data breaches involving health information	**391**	1

* This significant increase is attributed to two specific incidents: a) MOVEit software data breach publicly disclosed in June 2023 resulting in 2,023,314 records being affected in Malaysia's life entity; and b) 59,000 records affected in an incident where a vendor sent information belonging to one Prudential business to another Prudential business.

The top three data breaches were related to unauthorised disclosure of personal data by staff, unauthorised telemarketing by financial consultants, and data breaches originating from bank partners or vendors. One data breach incident involved health information that affected customers and employees.

Compared to 2022, the total number of data breaches and breaches involving sensitive personal information did not significantly change. However, the total number of customers and employees affected by the Company's data breaches significantly increased due solely to two major incidents in the notes above. Both were caused by vendors and are part of the recognised supply chain risk that continues to be a priority area for improving security and privacy controls.

The privacy controls put in place continue to be effective, but further enhancement in managing employees and vendors is a key initiative for 2024. Regular internal and external privacy and security audits are carried out as and when needed, and we work closely with regulators to ensure this works effectively. We conduct monthly scanning of our external environment for vulnerabilities, and all public-facing applications undergo penetration testing, including vulnerability assessments as part of the application launch. They are also regularly reviewed as part of our governance process.

Privacy

As a business with a large global footprint, Prudential must navigate a number of privacy laws. Our Group Privacy Policy sets out the standard of privacy expected across our businesses and ensures that we handle personal data in compliance with regulatory requirements and in line with customer and employee expectations, while also meeting the demands of a competitive commercial organisation. For more information on our data and privacy policy, please visit our Company website: Policies and statements – Prudential plc.

Responsible procurement practices

We endeavour to make sure our suppliers apply the same high standards that we aspire to achieve, which is driven by our Group Third-Party Supply and Outsourcing (GTPSO) Policy. This forms part of our Group Governance Manual (GGM) and is a core part of our system of governance. The policy sets out our position on supply chain management, outlining our approach to due diligence, selection criteria, contractual requirements and ongoing monitoring of our supplier relationships.

Responsible environmental practices

To help improve the lives of our customers and communities, we actively seek to reduce our environmental impact. We measure our environmental performance so that we can understand our impact and take appropriate actions.

The way we manage our property footprint aligns with our Group Environment Policy, which covers environmental laws and regulations for emissions, energy consumption, water use, waste disposal, environmental supply chain management and the application of risk management principles. During 2023, all our local business units were issued with updated environmental roadmaps, detailing their Scope 1 and 2 emissions, their 2030 target, and the actions that businesses have committed to over the next three years to reduce their emissions.

Our global absolute Scope 1 and 2 (market-based) GHG emissions were 14,426 tCO_2e, down 22 per cent from 2022, primarily driven through the benefit of green power and renewable energy procurement. Electricity use in our buildings is the largest contributor to our operational footprint at 12,318 tCO_2e (market-based), making up 85 per cent of our total Scope 1 and 2 emissions.

We continue to focus on driving down our operational energy consumption to reduce emissions through a range of initiatives and policies. When creating new working environments, we take the opportunity to implement best practice environmental performance features from the outset. These include LED lighting, automated lighting controls, lighting zones and climate controls.

> Read more in the Responsible environmental practices section of our Sustainability Report.

Responsible working practices and health and safety procedures

Our Group Resilience Policy and Health and Safety Standards is integral to the way we manage operations in all business units. We operate a risk-driven health and safety management process that seeks to ensure the best working environment. We prioritise the prevention of injury and ill health and the reduction of health and safety risks to employees, contractors, visitors and any others who may be affected by our business operations.

We aim to ensure that our health and safety management processes meet and exceed regulatory and statutory requirements, and we follow best practice where possible.

> Read more in the Establishing sustainable operations and value chain section of our Sustainability Report.

Harnessing thought leadership to shape the agenda

We are actively involved in advocating for emerging market sustainability and climate-related concerns on a global level, beyond exploring the role that investors can play in enabling a just and inclusive transition. We also engage with policy and regulatory stakeholders to promote awareness of sustainability issues, focusing on regulatory reform, blended finance, alignment of standards and taxonomies and nature preservation.

One focus of our research and advocacy efforts is the intersection of climate and health. Climate change has the potential to significantly impact human health, particularly from air pollutants and increasing temperatures. Through research partnerships, we strive to help people around the world prepare for such changes and better protect their health and livelihoods.

> Find out more in the Harnessing thought leadership to shape the agenda section of our Sustainability Report.

Good governance and responsible business practices

Corporate governance

Our business is overseen by strong governance from our Board of Directors and throughout our Group and local business management structures. At all levels of the Company, managing our business responsibly is paramount and we ensure that our people are clear about the standards of behaviour we expect and how these inform their work. We have clear policies and systems in place to ensure high standards on fundamental issues such as anti-bribery and corruption, fighting financial crime, responsible tax practices, our expectations of our suppliers, the upholding of human rights, and supporting employee rights and wellbeing.

Our Group Governance Manual (GGM) sets out our framework for ethical business practices, governance, risk management and internal control. We run a comprehensive mandatory training programme covering our employees and contingent workers across the Group that covers the key policies that are referenced in the Code of Conduct.

Prudential is committed to ensuring that slavery, human trafficking, child labour and any other form of human rights abuse have no place in our Group or in our supply chain of close to 13,000 suppliers globally. Our most recent Modern Slavery Transparency Statement, issued in June 2023, elaborated the steps we are taking to identify, monitor, report and proactively mitigate any modern slavery risks in our supply chain in support of the UK activities of Prudential Plc and its subsidiaries in scope of the UK Modern Slavery Act 2015. Our focus in 2023 was on increasing awareness and training for modern slavery and broader human rights issues within our supply chain across our procurement and risk teams in the Group.

It is the Group's policy neither to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the United Kingdom Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2023.

> Find out more in the Good governance and responsible business practices section of our Sustainability Report.



Managing *climate-related* risks and opportunities

We are committed to playing our part in the transition to a global low-carbon economy and the collective efforts to limit global warming. In addition to responsible investment approaches designed to address climate-related challenges, our Climate Transition Plan sets out how we will fulfil our climate-related commitments and we have included updates against the plan throughout this report. We have also included an index to show how this report aligns with the recommendations of the Task Force on Climate-related Financial Disclosures.

Governance

Oversight of climate change

At a management level, sustainability, including climate-related responsibilities and progress towards fulfilling the TCFD recommendations, is overseen by the Group Sustainability Committee, which is chaired by the Chief Financial Officer. The Sustainability Committee reports to the Board-level Risk Committee, which has ultimate oversight of environmental and climate-related issues.

The Risk Committee has a standing agenda item relating to the oversight of climate change, including the progress against the Group's climate targets, updates on principal risks including climate-related risk and consideration of climate-related issues when reviewing and guiding overall strategy, major plans of action, risk management policies, annual budgets and business plans. The Risk Committee is also responsible for external reporting, via the Sustainability Report, where it relates to those areas within its remit, including the TCFD disclosures. In setting future climate targets or commitments, the Risk Committee considers and makes appropriate recommendations to the Board. The Committee receives updates on climate-related issues at least twice each year, and in 2023 it was updated four times.

In 2024, the Board plans to establish a Sustainability Committee to replace the RSWG and to take over responsibility for the oversight of climate change from the Risk Committee.

> For more information on the governance of climate-related risk, please refer to the Sustainability governance section of the Sustainability Report, which details our sustainability and climate-related governance.

Risk management

We regularly analyse and assess the potential impact of the risks associated with climate change to ensure we can continue to serve our customers and strengthen our business resilience. Our Group Risk Framework (GRF) considers both emerging and significant risks, including those related to sustainability themes. Sustainability risks, including climate-related risks, are considered principal risks at the Group level and consequently receive enhanced management focus and reporting.

Identifying climate-related risks

Climate-related risks are considered within our risk management processes to assess their importance relative to other risks. We continue to treat climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage. By treating climate-related risks as a cross-cutting risk type, we recognise that there could be significant interdependencies with, and impacts on, other established stand-alone risks, including credit, market, insurance and operational risks. We also recognise that the risks associated with sustainability topics, including climate change, may exhibit a number of additional risk characteristics which are not explicitly recognised in more traditional risk management practices and frameworks. Consequently, the following risk characteristics associated with climate and other sustainability themes are considered in our risk management framework:

Sustainability risk characteristics	Considerations
Longer time horizons	Some aspects of ESG/sustainability risks may emerge in the near term, while others may develop over a much longer time period than traditional risks.
Double materiality	The Company can be both 'impacted by' ESG/sustainability issues, and have an 'impact on' those issues.
Dynamic materiality	A topic can rapidly change from being immaterial to material.
Multiple stakeholders	The Company's actions can impact a wide range of stakeholders including employees, customers, communities and the environment.

The GRF also includes:

- As part of the risk taxonomy refresh in 2022, a double materiality lens was introduced with the inclusion of 'social and environmental responsibility' as a strategic risk;
- The non-financial risk appetite framework reflects a stakeholder-focused approach which supports the Group sustainability strategy and recognises a broader set of stakeholders as one of the key characteristics defining sustainability and climate risks;
- The risks and control self-assessment libraries have been reviewed to identify key risks and controls which support the sustainability strategy;
- The tools developed to assist with managing against the Group's external Responsible Investment commitments, including the WACI calculation and reporting tools, have been included in the Model Risk inventory; and
- Noting increasing stakeholder and disclosure expectations around quantification of climate risk exposure, climate scenario stress testing results were included in the Group's Own Risk and Solvency Assessment (ORSA) report.

Assessing climate-related risks

To develop a comprehensive view of the potential impacts of climate change on our business, the GRF considers climate-related risks across three time horizons by taking into account the expected benefits and paybacks of risk-based decisions. These time horizons are defined to reflect the periods over which transition and physical climate-related risks and opportunities could reasonably emerge:

- Short term: zero to three years;
- Medium term: three to five years; and
- Long term: five to 30 years.

Through this approach, we have assessed the following areas of climate-related risks across the short-, medium- and long-term time horizons.

Area of risk	Climate risk type	Main affected time horizon
Strategy implementation – As the Group implements its sustainability strategy and climate-related commitments, there is an ongoing need to balance potentially different interests, expectations and objectives, both within and across stakeholder groups.	Transition risk	Short and medium term
Financial resilience – Our assets under management are at risk of physical climate risk in the long term. Some of our assets under management are in high-emission, carbon-intensive and carbon-reliant sectors. These assets are exposed to transition risk in the short and medium term, potentially resulting in increased levels of price volatility, reduced levels of liquidity, taxation, regulation and/or reduced demand, which could lead to impairments, downgrades and/or stranding if they fail to adapt, innovate or transition to a lower-carbon business model.	Transition risk	Short, medium and long term
Insurance and product risks – Our strategy focuses on life, health and wealth products, which excludes us from underwriting emissions-intensive activities. Climate change could impact our customers' health and livelihoods, which could result in changes in mortality, morbidity and/or persistency for our life and health underwriting portfolio.	Transition risk	Long term
Operational resilience – Climate change could have physical impacts on our operations. The impact from such climate events on operational resilience, including the impact on third-party providers and the servicing of our customers, is explored in our operational risk scenarios.	Physical risk	Long term
Data and model limitations – Current limitations in financial climate data quality and availability, and asset and liability modelling tools, make it challenging to accurately assess the financial impact on the Group, particularly for longer-term time horizons.	Transition risk	Short and medium term
Regulatory, legislative and disclosure expectations – The pace and volume of new climate-related regulation across the Group's markets could pose compliance and operational challenges that may require multi-jurisdictional coordination. Increasing disclosure expectations heightens the potential for litigation associated with external reporting conveying a materially false impression or misleading information.	Transition risk	Short and medium term

Managing and responding to climate-related risks

Climate-related risks vary significantly in nature, focus and impact across the Group's markets. Our emerging risk process helps us identify and adapt to evolving climate change and sustainability topics across our business.

Understanding our exposure to climate-related risks in key markets in Asia is an ongoing priority for us and we engage with the risk teams within key local businesses on the climate-related topics most relevant to those markets, including TCFD-aligned pillars such as internal governance, local strategy, risk management integration, and metrics/ targets. This enables the local businesses to share knowledge and experience and leverage the Group experience, and enables a consistent approach to addressing climate-related risks to be adopted across our markets.

Climate change's impact is evolving quickly, with new risks and developments emerging constantly. We help our local businesses understand the potential implications of climate-related risks and work with them to navigate and comply with the changing regulatory landscape, for instance in Singapore, Taiwan and Malaysia.

Identifying and responding to climate-related opportunities

We are strengthening the climate resilience of our portfolios and adopting a considered approach to assessing carbon intensity within our investments. We are also continuing to incorporate climate change considerations into our products and services.

As a substantial investor and asset owner with long-term investment horizons and obligations, we actively pursue opportunities to invest in financing mechanisms associated with climate mitigation and resilience. As an insurer focused on life, health and wealth products, we also consider the opportunities presented to better serve our customers who may experience climate-related impacts.

Some categories that we are currently looking to explore or expand include:

- Financing mechanisms, such as green bonds, transition financing and adaptation financing;
- Savings and insurance products, like ESG- or impact-focused investments and climate-related health and protection offerings, such as those that consider changes in the frequency, severity and emergence of diseases exacerbated by climate change, like dengue fever; and
- Engaging, educating and supporting our customers and employees to build an understanding of sustainability and climate change.

Across our markets, we look for ways to strengthen the climate resilience of our investment portfolios. In Singapore, we partnered with BlackRock and SGX Group to anchor the largest equity exchange-traded fund (ETF) in Singapore (at time of launch), the iShares MSCI Asia ex-Japan Climate Action ETF.

In select markets, Prudential also offers ways for local clients to invest more sustainably, while growing capital in the long term. In Hong Kong we manage a total of nine SFC-authorised[†] ESG funds within our investment-linked products (ILP) scope.

> For more information on how we are allocating capital to climate-related opportunities, see the Responsible investment section of our Sustainability Report.

[†] Securities & Futures Commission of Hong Kong

Strategy

We recognise the importance of not only identifying and managing climate-related risks and opportunities, but also considering the potential impacts on our business, and the resilience of our strategy to climate-related changes, developments and uncertainties across a range of climate scenarios.

Climate-related scenario analysis

Scenario testing is a valuable tool for enhancing understanding of climate-related risks and improving decision-making. It is particularly beneficial in raising awareness of climate change risks, due to the broad range and uncertain timing of potential mitigation and adaptation measures.

We closely monitor and evaluate advances in climate scenario testing, including reviewing publications from regulators, global organisations like the International Association of Insurance Supervisors (IAIS) and the Network for Greening the Financial System (NGFS), as well as reports from the UN Principles for Responsible Investment (PRI), the Transition Pathway Initiative (TPI), the United Nations Intergovernmental Panel on Climate Change (IPCC), and the International Energy Agency (IEA).

Overview of our climate scenarios

To support engagement with Group and local business regulators, we carefully considered the scenario methodologies appropriate to the size, nature and complexity of our organisation. Since we first began using scenario testing, we have become more sophisticated in applying different scenarios based on specific business needs:

- NGFS scenarios (orderly transition, disorderly transition, and hothouse world) are used for stress testing the resiliency of our balance sheet;
- PRI scenarios, including the forecast policy scenario, assess the economic impact of likely policy developments and inform central market assumptions; and
- IPCC, IEA, and TPI provide science-based decarbonisation pathways aligned with Paris Agreement goals, that can support investee engagement to drive real-world change.

NGFS-aligned scenarios

Stress testing on our balance sheet is conducted under NGFS-aligned scenarios, with risks assessed over the short-, medium- and long-term time horizons. These scenarios offer insight into the potential financial implications of the different pathways and can simulate complex interactions between energy, economy and climate systems, considering both policy and technology developments. We use data from external providers who have adjusted the calibration of the scenarios to employ non-equilibrium economic models to reflect real-world inefficiencies.

Carbon prices used in scenario analysis

Carbon prices are used as a proxy for the impact of potential government climate policies within our climate scenario analysis. These prices are set to reflect differences across the regions where we operate and consider local market dynamics.

In the long term, we expect the introduction of carbon prices and carbon taxes to increase, as governments look for tools to combat emissions. Imposing an internal carbon price (ICP) has been considered as a means of establishing consistency in how carbon-related factors are considered across our organisation.

The three NGFS-aligned scenarios used in our stress testing are as follows:

- Orderly transition: This <2°C scenario aligns with the IPCC's Representative Concentration Pathway (RCP) 2.6. Under this scenario, ambitious climate policies are introduced, reducing fossil fuel demand, implementing higher carbon taxes, and investing in low-carbon electricity generation and manufacturing. Despite emissions reductions, extreme weather events increase, leading to physical loss and damages.
- Disorderly transition: This <2°C scenario assumes similar transition policies and physical impacts as the orderly transition scenario, but with delayed and disorderly policy implementation. Market volatility rises, especially in fossil-fuel-intensive sectors and regions, as well as across all sectors due to the disorderly nature of policy introduction.
- Hothouse world: This scenario forecasts a >4°C temperature increase by 2100. It anticipates irreversible climate damage, extreme weather events and water shortages in line with RCP 8.5. Some areas experience warming above 4°C, rendering them unsuitable for agriculture and habitation. Few additional climate policies are implemented, resulting in limited transition impacts.

While we see benefits in the use of forward-looking data, particularly in supporting the assessment of how well companies are prepared for the climate transition, it is important to acknowledge the limitations. These limitations include but are not limited to data quality, data availability, data consistency, underestimation of physical climate risk, model limitations, greater uncertainties over longer time horizons, and the need for extensive judgements and assumptions. In addition, current climate models do not capture tail events such as climate tipping points (eg ice sheet melt, Amazon dieback) or knock-on effects (eg migration, war, political and social instability) that could have significant impacts on global economies. As a result, we treat forward-looking climate data with more caution than other decision-useful metrics like historical financial statements.

Impact on our businesses, strategy and financial planning

Our scenario analysis results are translated into sensitivities to economic factors to assess the possible financial consequences of climate change on our business. The results of our climate scenario stress testing have allowed us to arrive at two conclusions with respect to our balance sheet:

- Though the Group faces potential financial risks from plausible global responses to climate change, the results of our scenario testing are not outside observed market volatility, suggesting no immediate need for explicit climate change considerations within current valuations of our investment portfolio;
- Furthermore, explicitly including additional stresses for climate change in our internal economic capital adequacy model is not needed currently.

The results are documented in the Group's Own Risk and Solvency Assessment (ORSA) report, which is regularly shared with the Board.

The results are simplified in ways which enable understanding and comparison: for example a static balance sheet is used, and the potential sectoral and regional impacts are summarised at a high level. We understand that these simplifications could result in understating exposures and vulnerabilities, as acknowledged by the Financial Stability Board (FSB) and NGFS. We remain mindful of these limitations when referring to the results of the scenario testing.

Additionally, our climate scenario analysis currently does not consider potential management actions we could take to mitigate the negative impacts of climate change. However, we recognise the need to explore these opportunities in the future. At this stage, given these models have evolved considerably and continue to change, we do not consider the climate scenario tests suitable for setting capital requirements.

Impacts on assets

As a significant asset owner and manager, we rely on investment returns to meet long-term liabilities. This leaves us vulnerable to any risks that could disrupt or diminish investment returns, and we explore these risks under each climate scenario.

The 'disorderly transition' scenario showed the most significant impact in the short to medium term as markets adjusted to disorderly policy changes. As expected, the 'orderly transition' scenario had the least overall impact on the Group's balance sheet. This reinforces our strategic objective of decarbonising our investment portfolio. The 'hothouse world' scenario considers long-term physical climate change impacts that could lead to financial market repercussions in the medium to long term. While the impact of the 'hothouse world' scenario are muted in the short to medium term, it had the largest overall impact on the Group's balance sheet over the long term, reinforcing the message that investors should not be misled into a false sense of security of maintaining current government policies, as the true cost of climate change compounds over much longer time horizons.

The scenario analysis reveals important insight into how the different scenarios might impact different sectors, as shown in the heatmap diagram below.

In the 'orderly transition' scenario, the impact is confined to three sectors: fossil-based utilities, coal and manufactured fuels, and oil and gas. In contrast, under the 'disorderly transition' scenario, the impact extends beyond the three sectors highlighted.

These sectoral impacts are significant to Prudential, given our operational footprint across Asia and Africa, with many countries engaged in manufacturing rather than service industries. Both scenarios also present investment opportunities in clean energy and water supply.


Orderly transition
Disorderly transition
Sectors
2025
2035
2050
2025
2035
2050
Financials
Information technology
Consumer staples
Consumer discretionary
Industrials
Communication services
Materials
Real estate
Healthcare
Oil and gas
Fossil-based utilities
Coal and manufactured fuels
Public administrative and defence
Education
Other low-carbon and biobased electricity
Water supply
Wind and solar
Nuclear
Forestry

Source: Prudential internal scenario analysis work

Impact on strategic asset allocation

In addition to climate scenario analysis, we integrate climate change into our strategic asset allocation (SAA) process. The SAA process heavily relies on capital market assumptions (CMAs), which are economic projections used across our financial metrics and asset classes. We use CMAs that are particularly focused on the countries where we operate and invest.

These CMAs are developed through a rigorous process that incorporates comprehensive research, economic models and projections of key drivers of economic variables. To ensure climate risk is captured within our CMAs, we include climate data, such as climate-related transition and physical risks.

We have partnered with an external provider to assess a climate scenario and associated potential impacts on our CMAs. This evaluation will be conducted twice a year to ensure the CMAs remain relevant. We will also continually review our data and findings, considering the higher levels of uncertainty typically experienced by emerging markets.

Impact on financial and strategic planning

We review our strategy and financial planning process annually and stress-test the proposed strategy to assess its resilience. These stress tests, which are conducted as part of our usual business activities and consider stresses independent of climate change, are more stringent than the scenarios outlined in the Climate-related scenario analysis section. The results of these business stress tests, combined with the insights gained from the climate-scenario testing, provide us with additional confidence in the strategy's viability for the year ahead.

We also ask our local businesses to consider our sustainability strategy and Responsible Investment Policy in their product development processes and ongoing product evaluations.

Regional *impact* on our operations

As extreme weather increases in frequency, our people and our operations are potentially exposed to physical risks associated with climate change. Strengthening our organisational resilience to these risks is a key priority for us.

We use a third-party platform to assess the risks associated with natural disasters and inform our business continuity management approach. The most recent assessment revealed potential significant physical climate impacts to our operations under the 'hothouse scenario' (RCP 8.5) as shown on the map.

We also use scenario analysis to identify additional vulnerabilities in our operations, supply chains and customer base. Using our third-party provider's platform, we also investigate the potential operational risks from severe typhoons or floods, including property damage, business interruption and market volatility.


427 Overall Risk Rating
0-25
26-50
51-75
76-100

Impact on access to capital

Occasionally, we seek to raise capital from bond or equity markets to fund strategic opportunities like mergers, acquisitions or new market entry. Institutional investors are our primary source of capital, and we expect them to continue to provide access to sufficient capital despite potential impacts of climate change.

Our credit ratings remain high, based on credit rating agencies' assessment of our business profile and financial flexibility, including capital market access. ESG factors are regularly discussed in our annual meetings with ratings agencies. To date, they have not impacted our creditworthiness.

Impacts on insurance liabilities

Potential climate change impacts may also affect morbidity, mortality and persistency differently across global regions. These differences are captured in the annual review process that monitors these factors and considers their impact on our products. As a life and health insurer, while we recognise the potential for climate change and government policies to impact the assumptions underlying our underwriting liabilities, we believe there is currently insufficiency of and uncertainty in data that would allow us to reliably use the assumptions for the valuation of our underwriting liabilities. Therefore, at this stage, the Group's assumptions for our life and health insurance business do not include additional assumptions related to the impacts of climate change. We will continue to engage with our regular experience analysis, to engage with reinsurers and monitor relevant academic studies. If significant changes occur, the financial impacts of climate-related risks on insurance liabilities will be considered. Additionally, we have analysed the distribution of our customers across locations to assess their vulnerability to extreme climate events. These assessments aim to improve our understanding of our customers', and our, exposure to climate risks.

Advocating for emerging market sustainability and climate-related issues

We are actively involved in advocating for emerging market sustainability and climate-related concerns on a global level. Our advocacy efforts extend beyond exploring the role of investors in a just and inclusive transition in Asia and Africa. We also engage with policy and regulatory stakeholders to promote awareness of sustainability issues. Our outreach focuses on key themes, including regulatory reform, blended finance, harmonisation of standards and taxonomies, and the preservation of nature. We also continue to explore the impacts of climate change on health through research partnerships. It is critical that policymakers and communities have the knowledge and tools to support them with climate change adaptation efforts.

Evolving our climate actions

Climate change is a fast-moving issue, with new challenges and solutions emerging all the time. We are continually looking to improve our understanding of the challenges we face and the effectiveness of our efforts to mitigate them.

As outlined in the Rising to the climate challenge section above, we plan to continue devising and executing renewed climate action at Prudential. We are already mapping a clearer trajectory on our journey to net zero and identifying opportunities to drive positive change across our business and customer interfaces, as well as our operations and our supply chains.

To safeguard our customers from the impacts of climate change and build resilience for the future, we will continue to update our climate transition actions and progress, aiming to make more proactive contributions to a just and inclusive net zero transition across our broad footprint in Asia and Africa. Broadly, we will seek to:

- Work with data providers and our asset managers to improve the availability and quality of our Scope 3 investment book data, including potential monitoring of other asset classes as methodologies continue to develop;
- Develop the coverage of our Scope 3 value chain emissions beyond financed emissions, for example our supply chain emissions and initiatives to reduce them;
- Investigate the feasibility of setting net zero operational targets, in light of the constraints of renewable energy availability within our markets;
- Examine how emerging topics, such as nature and biodiversity, may impact our decarbonisation strategy and our overall approach to climate change;
- Continue to explore climate-related opportunities, such as those relating to climate financing within emerging markets, our customers and digital services, climate-related health products and services, and employee initiatives;
- Further develop our approach to corporate engagement and asset manager engagement, focusing on appropriate sector-specific and emerging market engagement approaches to maximise our impact;
- Continue to develop localised, market-specific responsible investment approaches;
- Explore additional opportunities to collaborate and partner with relevant private and public entities on climate change and transition financing; and
- Continue to engage with other financial market participants, local regulators and stakeholders to advance the development of frameworks that support our climate work in emerging markets.

Climate-related targets and metrics

Our long-term pledge is to become net zero by 2050, and we have established interim targets to measure our progress on the path to net zero. These targets are designed to support the achievement of the Paris Agreement goals to limit the increase in global average temperatures to 1.5°C above pre-industrial levels.

Since our carbon journey began in 2018, we have continually reviewed our approach and our commitments to assess our progress towards our net zero pledge. We have met or exceeded our interim targets at every stage, allowing us to increase our ambitions and update our targets to accelerate our progress.

Progress against our climate-related targets

Target	2023 progress
Deliver a 55% reduction in the carbon emissions intensity of our investment portfolio by 2030 against our 2019 baseline This is an ambitious but realistic target that will accelerate our progress towards becoming a net-zero asset manager	Achieved 50% reduction by the end of 2023 and revised target upwards to 55% reduction by 2030 against our 2019 baseline The WACI of our portfolio is influenced by movements in the carbon intensity of the companies we invest in, movements in markets, and changes to portfolio weights
Finance the transition, particularly in emerging markets, through investments and strategy development	Internal investment target on financing the transition to a lower carbon future
Divest from all direct investments in businesses that derive more than 30% of their income from coal The threshold for our coal policy has been carefully considered to strike a balance between risk and return, and enable companies in our markets to gradually phase out coal	– Fully divested from coal equities by 2021 – Fully divested from coal bonds during 2023 This is an annual target, so our portfolio is constantly reviewed against this threshold
Engage with the companies responsible for 65% of the absolute emissions in our investment portfolio	Engagement completed for all identified companies during 2023
Deliver a 25% reduction in our operational emissions intensity from a 2016 baseline, and abate the remaining emissions via carbon offsetting initiatives, to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030	Achieved an intensity ratio of 0.95 tCO_2e/FTE for 2023, keeping us ahead of the trajectory needed to meet our 2030 target of 1.65 tCO_2e/FTE

Climate-related metrics

We continually review the climate metrics we use to assess their suitability for our markets, considering factors like practicality of implementation, data availability and coverage.

To measure our exposure to climate-related risks, we use a combination of absolute emissions data and emission intensity data. Absolute emissions allow us to quantify the overall carbon footprint of investments within our portfolio, while WACI data allows us to compare carbon footprints relative to the revenue generated by investments.

Measuring WACI enables us to compare the intensity of emissions for different portfolios and assess improvements over time. WACI is also useful as a proxy for transition risk within our investment portfolio, with a higher WACI usually indicating a gap in alignment with the goals of the Paris Agreement.

As mentioned in the Challenges and future goals section of the report, the calculation of WACI is aligned to the protocol of the Net Zero Asset Owner Alliance as follows:

- Assets from wholly-owned business only;
- Shareholder and policyholder assets (excluding assets in unit-linked funds);
- Assets in the following asset classes only: listed equities and classified corporate bonds, using industry practice;
- Assets in the following investment vehicles: segregated mandates, collective investment schemes and exchange traded funds.

These assets mentioned above, as reported by our main portfolio management system, constitutes over 92.9 per cent of our investment portfolio as at 30 September 2022.

To assess our operational emissions, we measure the reduction in emissions intensity per full-time employee.

Carbon emissions profile as of 31 December 2023


0.4%
0.4%
99.2%

Scope 1 and 2 (market-based) (tCO_2e)	14,425*
Scope 3 – including emissions associated with fuel- and energy-related activities, waste generated in operations and business travel, excluding category 15 (tCO_2e)	14,462*
Scope 3 category 15 – including emissions associated with investments (tCO_2e)	3,600,000*

* Within the scope of EY assurance – for further information, see the the Basis of Reporting which notes those Scope 3 categories that were within the scope of EY assurance.

Movement in metrics	2023	2022	2021
Target-related metrics			
WACI (weighted average of tCO_2e/\$m revenue)	**192***	219	296
Coverage for the WACI of the investment portfolio*	**69%**	67%	69%
Holdings in companies with more than 30% of revenue from coal	**Fully divested**	Substantially divested from bonds	Fully divested from equities
Engagement with the companies responsible for 65% of the absolute emissions in our investment portfolio	**Reviewed 100%** **Engaged 100%**	Reviewed 100% Engaged 100%	Reviewed 44% Engaged 31%
Operational emissions intensity (tCO_2e/FTE)	**0.95**	1.21	1.47
Our own operations			
Scope 1 (tCO_2e)	**2,108***	1,645	1,481
Scope 2 – market-based (tCO_2e)	**12,318***	16,938	19,986
Scope 2 – location-based (tCO_2e)	**18,334***	19,880	21,547
Scope 3 (upstream activities)† (tCO_2e)	**14,462***	9,487	8,798
Our financed emissions			
Scope 3: Downstream activities (financed emissions) (tCO_2e)‡	**3,600,000***	3,100,000	4,700,000

* Within the scope of EY assurance – for further information, see the Basis of Reporting which notes those Scope 3 categories that were within the scope of EY assurance.
† Includes the following Scope 3 categories: 3 (fuel- and energy-related activities, 5 (waste generated in operations) and 6 (business travel).
‡ Reflecting the absolute emissions of the assets in the WACI calculation where the underlying data is available as detailed in the Basis of Reporting

Data availability

As a data user, we rely on information disclosed by investee companies via reporting frameworks like the TCFD recommendations and the CDP. To enhance data availability, we are working with both data providers and our asset managers to improve disclosures. In time, we expect the situation to improve as companies across regions are increasingly required to make climate-related disclosures and face increased scrutiny from stakeholders.

We are aware that expanding data coverage could impact the WACI of our portfolio, either positively or negatively, as newly disclosed data is included in our calculations.

For more detail on our direct environmental footprint, please refer to the Sustainable business section of the Sustainability Report.

Forward-looking metrics

We are actively working with our asset management and asset owner businesses to develop forward-looking metrics that are more suitable for our operations. These metrics would enable us to effectively manage and report on climate-related risks, while integrating seamlessly with our investment processes to help us uphold our responsible investment framework.

In assessing new metrics, we have conducted a thorough review of peer practices and industry recommendations regarding forward-looking metrics, including Climate Value at Risk (Climate-VAR) and implied temperature rise (ITR). We have reviewed these metrics and believe they are only suitable for internal use at this stage, due to limitations in the data availability and the underlying assumptions in their methodologies.

We have enhanced our internal reporting by incorporating ITR as an indicator of the temperature alignment of our investment portfolio, and Climate-VAR as an indicator of the portfolio's exposure to physical and transition climate change risks. We will continue to build our understanding of these metrics and consider their use for external disclosure once their limitations have been appropriately addressed or mitigated.

Monitoring and shaping industry developments

We continue to monitor developments related to the International Sustainability Standards Board (ISSB) and guidance from the regulatory authorities in markets where we operate and will continue to review the completeness and robustness of our sustainability-related data and methodologies in general.

We have also reviewed the Science Based Targets initiative (SBTi) as part of our ongoing evaluation of our climate targets. As part of this process, in 2023 we met with the SBTi specifically around the applicability of its methodology to emerging markets. The SBTi uses global decarbonisation targets and pathways for verification that do not differentiate between the requirements of emerging markets and developed markets. In line with our commitment to a just and inclusive net zero transition, we believe it is crucial to recognise the differing transition challenges faced by different countries and companies. This also aligns with the Paris Agreement, which includes the principle of 'common but differentiated responsibilities'. Our responsible investment approach seeks to incorporate this principle. We will continue to engage with the SBTi and monitor its publications to understand whether its methodology can be applied appropriately in our markets.

For more information on our participation in regional and global advocacy, please refer to Harnessing thought leadership to shape the agenda section of the Sustainability Report.

Reference tables

Hong Kong Stock Exchange requirements

HKEX KPI requirement	Indicator	Disclosure
Environmental		
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	A1	Our Group Environment Policy applies to our operational properties worldwide, guiding our approach to the management of the direct impacts of our businesses. In 2023, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
The types of emissions and respective emissions data. **Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity.**	A1.1 & A1.2	Prudential provides full reporting for Scope 1 and 2 emissions and selected Scope 3 reporting. More information is provided in the Climate-related metrics section on page 126, and the Responsible environmental practices section of the Sustainability Report.

	2023	2022	2021
Direct Scope 1 emissions (tCO_2e)	**2,108**	1,645	1,481
Direct Scope 1 emissions (tCO_2e /FTE)	**0.14**	0.11	0.10
Direct Scope 1 emissions ($kgCO_2e$ /m^2)	**6.33**	4.78	4.02
Direct Scope 2 (market based) emissions (tCO_2e)	**12,318**	16,938	19,986
Direct Scope 2 (market based) emissions (tCO_2e/FTE)	**0.81**	1.11	1.37
Direct Scope 2 (market based) emissions ($kgCO_2e/m^2$)	**36.97**	49.23	54.21

HKEX KPI requirement	Indicator	Disclosure
Total hazardous waste produced (in tonnes) and, where appropriate, intensity.	A1.3	As a life insurer, the production of hazardous waste is not applicable to our operations.
Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity.	A1.4	

	2023	2022	2021
Total non-hazardous waste produced (tonnes)	**379**	357	222
Total non-hazardous waste produced (tonnes/FTE)	**0.02**	0.02	0.02

Waste associated with our operations includes office waste and limited food waste from canteens. As we occupy leased assets and smaller offices, waste is commonly controlled by the landlord or the municipal government via direct roadside collection. It therefore it is not always possible to obtain waste data. We continue to work with our landlords in all the areas in which we operate to enhance the coverage of our reporting.

During 2023, we increased the scope of reporting of waste data to cover 91 per cent of our occupied floor area.

HKEX KPI requirement	Indicator	Disclosure
Description of emissions target(s) set and steps taken to achieve them.	A1.5	We have set a target to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030. We aim to deliver a 25 per cent reduction per full-time employee (FTE) in our operational emissions from a 2016 baseline, then abate the remaining emissions via carbon offsetting initiatives. To date the steps we have taken are: – Carrying out site assessments for the highest consuming assets in our portfolio to identify measures to reduce our carbon intensity; – Issuing our local businesses with tailored environmental roadmaps, which are updated on an annual basis and detail existing Scope 1 and 2 emissions, 2030 targets, and actions required to meet these goals; and – Actively examining how we can procure renewable power for our office operations in certain markets. To date, we are ahead of the emissions reduction trajectory required to meet our target. More information is available in the Progress against our climate-related targets section on page 126. In 2023, we revised our target to reduce the carbon emissions of our portfolio of shareholder and policyholder assets by 55 per cent by 2030, against our 2019 baseline. Our ambition is that the assets we hold on behalf of our insurance companies will be 'net zero' by 2050. During 2023 we reduced the weighted average carbon intensity (WACI) of our portfolio by 50 per cent against the 2019 baseline. More information is available in the Decarbonising our portfolio section on page 111.

HKEX KPI requirement	Indicator	Disclosure
Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	A1.6	Non-hazardous waste is sorted in our offices and where possible recycled. The waste generated by our operations is managed by the landlord of the premises we occupy and therefore we are restricted in materials we can recycle by their operations. The waste we produce is not material to the overall environmental impact of our operations and as such we do not currently have any targets in place to reduce the waste associated with our operations. We continue to encourage waste reduction across our operations and we have implemented initiatives such as providing staff with reusable cups and lunchboxes to reduce consumption of single-use plastic. As a life insurer the production of hazardous waste is not applicable to our operations.
Policies on the efficient use of resources, including energy, water and other raw materials.	A2	Our Group Environment Policy applies to our operational properties worldwide, guiding our approach to the management of the direct impacts of our businesses.
Direct and/or indirect energy consumption by type in total (kWh in '000s) and intensity.	A2.1	See table below. More information is available in the SECR report on page 148
Water consumption in total and intensity.	A2.2	See table below. We are not currently able to report the water consumption of all our assets as some sites do not have water metering, or water is part of the service charge. During 2023, we increased the scope of reporting of water data to cover 79 per cent of our occupied floor area.
Description of energy use efficiency target(s) set and steps taken to achieve them.	A2.3	We do not have explicit energy efficiency targets in place. However, 85 per cent of our Scope 1 and 2 carbon emissions are from the use of electricity. Thus, to achieve our carbon reduction targets the implementation of energy efficiency measures is key. We have carried out site assessments across our asset portfolio and identified measures to reduce our impact. We have developed roadmaps for our businesses with measures they can implement to generate energy savings. We will continue to carry out these assessments and identify savings opportunities to reduce our energy consumption.
Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	A2.4	As a life insurer with office-based operations, water consumption and water efficiency are not material to our business. Currently, we do not have any targets in place to reduce the water used in our operations.
Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	A2.5	As a life insurer, the use of packaging material is not applicable to our business.
Policies on minimising the issuer's significant impact on the environment and natural resources.	A3	Our Group Environment Policy applies to our operational properties worldwide, guiding our approach to the management of the direct impacts of our businesses.
Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	A3.1	The most significant impact of our activities on the environment is through our investment portfolio. More information about how we are reducing the weighted average carbon intensity footprint of our investment portfolio is available in the Decarbonising our portfolio section on page 111, as well as in the Responsible investment section on page 110.

A2.1:

	2023	2022	2021
Total consumption (kWh)	**41,985,325**	41,200,175	42,131,700
kWh/FTE	**2,750.73**	2,688.60	2,891.48

A2.2:

	2023	2022	2021
Total water withdrawal (m^3)	**138,960.00**	163,720.17	123,025.82
Total water withdrawal (m^3/m^2)	**0.42**	0.48	0.33

Hong Kong Stock Exchange requirements continued

<table>
<tr><th>HKEX KPI requirement</th><th>Indicator</th><th>Disclosure</th></tr>
<tr><td>Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact the issuer</td><td>A4</td><td>More information is available in the Identifying climate-related risks section on page 119, and the Managing and responding to climate-related risks section on page 121.</td></tr>
<tr><td>Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.</td><td>A4.1</td><td>Different scenarios, including <2°C scenarios, have different potential impacts on our businesses, strategy and financial planning, as described in the Identifying climate-related risks section on page 119.

We have identified short-, medium- and long-term climate-related issues as described in the Identifying climate-related risks section on page 119. We have taken actions, including integrating our processes for identifying, assessing, and managing climate-related risks into our overall risk management, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section on page 121.

We also identified climate-related opportunities, as described in the Identifying and responding to climate-related opportunities section on page 121.</td></tr>
<tr><td colspan="3">Social</td></tr>
<tr><td>Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.</td><td>B1</td><td>Prudential's policies protect our employees by formalising its responsibilities and those of everyone in the organisation. More information on the following policies is available in the Our Group-wide policies relating to our sustainability strategy section on pages 146-149:

– Discrimination and Harassment Policy
– Diversity and Inclusion Policy
– Employee Relations Policy
– Recruitment Policy
– Remuneration Policy
– Talent Policy

In 2023, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.</td></tr>
<tr><td>Total workforce by gender, employment type, age group and geographical region.

Note: The 2021 balances have been restated to reflect the consistent treatment of local sales agents in our Africa markets who are not permanent employees.</td><td>B1.1</td><td>
<table>
<tr><th>Total workforce by gender</th><th>2023</th><th>2022</th><th>2021*</th></tr>
<tr><td>Unspecified</td><td>3.0</td><td>18.0</td><td>11.0</td></tr>
<tr><td>Male</td><td>6,541.3</td><td>6,299.3</td><td>5,911.6</td></tr>
<tr><td>Female</td><td>8,713.2</td><td>8,363.4</td><td>7,946.1</td></tr>
</table>
<table>
<tr><th>Total workforce by employment type</th><th>2023</th><th>2022</th><th>2021*</th></tr>
<tr><td>Full-time</td><td>15,250.1</td><td>14,671.6</td><td>13,854.8</td></tr>
<tr><td>Part-time</td><td>7.4</td><td>9.1</td><td>13.9</td></tr>
</table>
<table>
<tr><th>Total workforce by age group</th><th>2023</th><th>2022</th><th>2021*</th></tr>
<tr><td>Unspecified</td><td>0</td><td>34.0</td><td>31.0</td></tr>
<tr><td>Below 30</td><td>2,698.0</td><td>2,880.9</td><td>2,715.4</td></tr>
<tr><td>30-50</td><td>11,428.8</td><td>10,535.4</td><td>10,030.2</td></tr>
<tr><td>Above 50</td><td>1,130.7</td><td>1,230.4</td><td>1,092.1</td></tr>
</table>
<table>
<tr><th>Total workforce by region</th><th>2023</th><th>2022</th><th>2021*</th></tr>
<tr><td>Asia</td><td>13,933.7</td><td>13,399.7</td><td>12,574.5</td></tr>
<tr><td>Africa</td><td>1,202.0</td><td>1,126.0</td><td>1,075.0</td></tr>
<tr><td>Europe and USA</td><td>121.8</td><td>155.0</td><td>219.2</td></tr>
</table>
</td></tr>
</table>

HKEX KPI requirement	Indicator	Disclosure
Employee turnover rate by gender, age group and geographical region. **Note: These numbers are representative of the total turnover including our call centre staff. We also have a second category for total turnover excluding call centre staff and this can be found in the Empowering our people section.**	B1.2	See tables below

Employee turnover rate by gender	2023	2022†	2021†
Male	**18%**	24%	26%
Female	**16%**	21%	23%

Employee turnover rate by age group	2023	2022†	2021†
Below 30	**27%**	38%	38%
30-50	**14%**	19%	19%
Above 50	**20%**	20%	16%

Employee turnover rate by region	2023	2022	2021
Asia	**17%**	22%	24%
Europe and USA	**18%**	56%	22%
Africa‡	**11%**	N/A	N/A
Overall	**17%**	23%	24%

† All 2021-2022 employee turnover data excludes Africa

‡ Group Human Resources systems only began recording full-time employee (FTE) turnover numbers from Africa in 2023.

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	B2	The Group Resilience Policy and Health and Safety Standards set the governance framework for our local businesses to establish, implement and maintain comprehensive health and safety measures that are focused on the physical and mental health and wellbeing of our employees, contractors, visitors, and others who may be affected by our operations, to as low as is reasonably practicable. Our policy and operational standards are aligned with the global ISO 45001:2018 standard and include prescriptive minimum requirements for health and safety governance, legal requirements and programme framework.
Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	B2.1	There were no work-related fatalities in the reporting year (2022: nil; 2021: nil).
Lost days due to work injury.	B2.2	36 incidents resulting in 4 days lost to work-related injury.
Description of occupational health and safety measures adopted, and how they are implemented and monitored.	B2.3	Occupational health and safety measures employ a framework and methodology based on ISO 45001 using predictive and reactive management tools that are centrally coordinated and locally executed. The measures are implemented and monitored using: – Defined policies, roles, responsibilities and governance frameworks; – Legal registers to ensure compliance with relevant laws, regulations, rules, guidelines and codes issued by relevant regulators; and standards and codes issued by industry bodies where appropriate; – A comprehensive and sound risk management and internal control system to identify, quantify, prevent and reduce risk faced by our people and the business; – Incident reporting and investigation protocols; – Programmes for managing third-party risks in the procurement of equipment and provision of services; – Provision of appropriate information, instruction and training; – Employee communication and consultation mechanisms; – Workplace welfare and wellbeing facilities and programmes; and – Mechanisms for monitoring, reviewing, reporting and improving performance.
Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	B3	Our Performance and Learning Policy sets out the importance of our people and frames how we invest in their development to deliver against our strategy and the future success of the organisation. This includes our Performance Management Framework. More information is available in the Empowering our people section of our Sustainability Report.

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
The percentage of employees trained by gender and employee category.	B3.1	See tables below

Percentage of employees trained by gender

	2023	2022	2021
Unspecified	**0%**	65%	45%
Male	**99%**	96%	97%
Female	**99%**	96%	97%

Percentage of employees trained by employee category

	2023	2022	2021
Rank and file	**98%**	96%	96%
Middle level	**99%**	93%	99%
Top level	**99%**	95%	99%

HKEX KPI requirement	Indicator	Disclosure
The average training hours completed per employee by gender and employee category. **Note: The total training hours per employee is likely to far exceed this as the number of hours that employees take to complete their non-mandatory training courses are not wholly captured in our system.**	B3.2	See tables below

Average training hours completed per employee by gender

	2023	2022	2021
Unspecified	**N/A**	8.43	5.65
Male	**15.01**	16.04	11.22
Female	**14.23**	15.58	12.44

Average training hours completed per employee by employee category

	2023	2022	2021
Top level	**16.90**	11.54	6.09
Middle level	**15.39**	9.91	9.19
Rank and file	**14.09**	16.06	12.63

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	B4	We are committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. The nature of our business means that main risk would be in our supply chain. More information is available in the Combatting modern slavery section of our Sustainability Report.
Description of measures to review employment practices to avoid child and forced labour. **Description of steps taken to eliminate such practices when discovered.**	B4.1, B4.2	We believe in supporting human rights and acting responsibly and with integrity in everything we do. These values are reflected within our Group Code of Conduct, which sets out the Group's values and expected standards of behaviour for all employees, and in our Group Third-Party Supply and Outsourcing Policy which describes how we work with suppliers. The nature of our business means that main risk would be in our supply chain. More information is available in the Combatting modern slavery section of our Sustainability Report.
Policies on managing environmental and social risks of the supply chain.	B5	Our Group Code of Conduct outlines the values and standards that are required of each of our suppliers. Our Group Third-Party Supply and Outsourcing Policy is core to our supply chain governance and our responsible supplier guidelines cover a range of sustainability topics. More information is available in the Responsible procurement practices section of our Sustainability Report.
Number of suppliers by geographical region.	B5.1	See table below

	2023ǂ	2022
Asia	**10,712**	7,362
Africa	**1,844**	2,103
Europe and US	**451**	485
Total	**13,007**	9,950

ǂ Data as of 30 September 2023

HKEX KPI requirement	Indicator	Disclosure
Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	B5.2	In 2023, the Group's third-party risk assessment platform, Coupa Risk Assess, continues to strengthen our visibility of third-party risks such as information and technology security concerns, data privacy, anti-bribery and corruption and business continuity and resilience. Through this system we also issued due diligence questionnaires aligned to the principles of the responsible supplier guidelines. More information is available in the Responsible procurement practices section of our Sustainability Report.
Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	B5.3	More information is available in the Responsible procurement practices section and the Combatting modern slavery section of our Sustainability Report.
Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	B5.4	In line with the Group-wide Third-Party Supply and Outsourcing Policy, we have introduced responsible supplier guidelines. Our responsible supplier guidelines cover a range of sustainability topics. More information is available in the Responsible procurement practices section of our Sustainability Report.
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	B6	Our Customer Conduct Risk Policy includes our Customer Conduct principles and sets out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe. More information is available in the Meeting the changing needs of our customers section of our Sustainability Report. Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases. More information is available in Our Group-wide policies relating to our sustainability strategy section on page 145. Our Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. More information is available in Our Group-wide policies relating to our sustainability strategy section on page 145.
Percentage of total products sold or shipped subject to recalls for safety and health reasons.	B6.1	As a life insurer, this is not applicable to our business.
Number of products and service related complaints received and how they are dealt with.	B6.2	33,070 (2022: 37,589). In 2023, complaints per 1,000 policies have remained broadly flat at 2 (2022: 2 complaints per 1,000 policies in force). More information on how we deal with customer complaints is available on in the Meeting the changing needs of our customers section of our Sustainability Report.
Description of practices relating to observing and protecting intellectual property rights.	B6.3	Prudential's brands, being the Prudential and Eastspring names and the Face of Prudence, are considered as our intellectual property. These are protected by a comprehensive process to maintain registered trademarks in the brand across all of the markets in which we operate. This is supported by a brand Co-existence Agreement with Prudential Financial and M&G plc. Where we see infringements of our brand, we take active steps to enforce our rights against third parties.
Description of quality assurance process and recall procedures.	B6.4	A description of our quality assurance procedures is available in the Meeting the changing needs of our customers section of our Sustainability Report. As a life insurer, product recall procedures are not relevant to our business.
Description of consumer data protection and privacy policies, and how they are implemented and monitored.	B6.5	Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for business use case. More information is available in Our Group-wide policies relating to our sustainability strategy section on page 145. Our Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. More information is available in Our Group-wide policies relating to our sustainability strategy section on page 145. Our Information Security Policy supports our resilient information security programme across the organisation and our commitment to protecting the data entrusted to us by customers.

Hong Kong Stock Exchange requirements continued

HKEX KPI requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	B7	More information is available in Our Group-wide policies relating to our sustainability strategy section on page 145: – Anti-Bribery and Corruption Policy – Anti-Money Laundering and Sanctions Policy – Group Escalation Policy – Group Counter Fraud Policy. In 2023, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	B7.1	Nil (2022: Nil)
Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	B7.2	More information is available in the Whistleblowing section of our Sustainability Report.
Description of anti-corruption training provided to directors and staff.	B7.3	We provide training to our staff to ensure that they are familiar with international standards and best practice, as well as being well equipped to implement our policies in their respective markets. Training completion levels are monitored throughout the year.
Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	B8	Our Community Investment Policy covers working with the communities in which we operate as active and supportive members. It also outlines our strategy for investing in the communities and how we make investments and report against them.
Focus areas of contribution.	B8.1	See tables below
Resources contributed to the focus area.	B8.2	Over the course of 2023, Prudential invested a total of $13.0 million, a 6% increase versus 2022 ($12.2million), in community programmes through the Prudence Foundation – our community investment charity – and other community programmes led by our local markets. This demonstrated our continued commitment to bringing our sustainability goals to life with action and investment in the communities we operate in. More information is available in the Building resilient communities section of our Sustainability Report.

B8.1 – Focus areas of contribution:

Total cash contribution by area of focus %	2023	2022	2021 (restated)
Education	**57%**	52%	51%
Social and welfare	**30%**	39%	31%
Environment	**2%**	0%†	2%
Cultural	**0%**	0%†	0%
Other	**4%**	1%	1%
Emergency relief	**3%**	4%	7%
Health	**4%**	3%	7%
Economic development	**0%**	0%	1%
Payroll giving	**0%**	0%†	0%

† While each rounds to 0% on an individual line basis, the sum of environment, cultural and payroll giving contributes to 1% in total.

Total cash contribution by region %	2023	2022	2021 (restated)
Asia	**95%**	95%	91%
United Kingdom	**0%**	3%	5%
Africa	**5%**	2	4%

SASB Insurance Standard

SASB topic	Accounting metric	Code	Disclosure
Transparent Information and Fair Advice for Customers	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of insurance product-related information to new and returning customer	FN-IN-270a.1	$0 (2022: $0.2m)
	Complaints-to-claims ratio	FN-IN-270a.2	Total number of complaints received / total claims raised x 1,000 = 13 (2022: 17) Prudential believes that this metric is less applicable to the life insurance sector, and that a more appropriate metric is the number of complaints per 1,000 policies in force, which has remained broadly flat at 2 (2022: 2 complaints per 1,000 policies in force)
	Customer retention rate	FN-IN-270a.3	87 per cent (2022: 89 per cent) (excludes our joint ventures, China and India entities, and Takaful business in Malaysia)
	Description of approach to informing customers about products	FN-IN-270a.4	More information on the way we communicate with customers and our approach to responsible marketing is available in the Meeting the changing needs of our customers section of our Sustainability Report.
Policies Designed to Incentivize Responsible Behaviour	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment management processes and strategies	FN-IN-410a.2	We integrate ESG factors into all our investment decisions. This complements the traditional financial analysis we conduct, in order to better manage risk and generate sustainable long-term returns for our customers. ESG integration applies to the entire investment process, and all relevant Group investment teams are expected to demonstrate how ESG considerations are embedded into investment decisions. This includes our asset manager Eastspring, which recently updated its Responsible Investment Policy to align more closely with that of the Prudential Group, while also allowing flexibility for the investment strategies of third-party clients (ie non-Prudential clients).
	Net premiums written related to energy efficiency and low-carbon technology	FN-IN-410b.1	As a life insurer, this metric is not applicable to our business.
	Discussion of products and/or product features that incentivize health, safety, and/or environmentally responsible actions and/or behaviors	FN-IN-410b.2	As a life insurer, this metric is not applicable to our business.

Reference tables continued

SASB Insurance Standard continued

SASB Topic	Accounting metric	Code	Disclosure
Environmental Risk Exposure	Probable Maximum Loss (PML) of insured products from weather-related natural catastrophes	FN-IN-450a.1	As a life insurer, this metric is not applicable to our business.
	Total amount of monetary losses attributable to insurance payouts from (1) modeled natural catastrophes and (2) non-modeled natural catastrophes, by type of event and geographic segment (net and gross of reinsurance)	FN-IN-450a.2	As a life insurer, this metric is not applicable to our business.
	Description of approach to incorporation of environmental risks into (1) the underwriting process for individual contracts and (2) the management of firm-level risks and capital adequacy	FN-IN-450a.3	Our annual review process monitors potential climate change impacts that may affect morbidity, mortality, and persistency levels across different regions. We then consider how these factors may impact our products. We also analyse the distribution of our customers across these various locations to assess their vulnerability to extreme climate events, in order to improve our understanding of both our exposure, and that of our customers, to climate risks. As a life and health insurer, we recognise the potential for climate change and government policies to impact the assumptions underlying our underwriting liabilities. Currently, we believe there is insufficiency of and uncertainty in data that would allow us to reliably use these assumptions for the valuation of our underwriting liabilities. Thus, the Group's assumptions for our life and health insurance business currently do not include additional assumptions related to the impacts of climate change. We will continue to engage with our regular experience analysis, to engage with reinsurers and monitor relevant academic studies. If material changes occur, we will consider the financial impacts of climate-related risks on our insurance liabilities.
Systemic Risk Management	Exposure to derivative instruments by category: (1) total potential exposure to non-centrally cleared derivatives, (2) total fair value of acceptable collateral posted with the Central Clearinghouse, and (3) total potential exposure to centrally cleared derivatives	FN-IN-550a.1	(1) Total potential exposure to non-centrally cleared derivatives: $29,621m; (2) Total fair value of acceptable collateral posted with the Central Clearinghouse: ($628m); and (3) Total potential exposure to centrally cleared derivatives: $21,916m.
Activity Metric	Total fair value of securities lending collateral assets	FN-IN-550a.2	$16.0m
	Description of approach to managing capital and liquidity-related risks associated with systemic non-insurance activities	FN-IN-550a.3	A description of our approach is covered in the Risk Report of our Annual Report and Accounts, under the discussion of the Group's principal risks.
	Number of policies in force, by segment: (1) property and casualty, (2) life, (3) assumed reinsurance	FN-IN-000.A	Total policies in force, all in life segment: 17,388,924

TCFD Index

TCFD recommendation	Prudential Group response	Location
Governance		
a. Describe the Board's oversight of climate-related risks and opportunities		
Guidance for All Sectors		
The processes and frequency by which the Board and committees are informed about climate-related issues	All sustainability matters, including climate change, are overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas. This includes climate-related risks and opportunities, and providing rigorous challenge to management on progress against goals and targets. The Sustainability governance section sets out the climate-related responsibilities which have been assigned to the Board and relevant committees, including the processes and frequency by which they are informed about climate-related issues. Our governance for responsible investment is disclosed in the Responsible investment governance section. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage, as described in the Identifying climate-related risks section. Our enterprise risk management processes, which is how the Board and committees are informed on climate-related matters, is described in the Risk governance section.	Sustainability governance on page 105 Responsible investment governance on page 110 Identifying climate-related risks on page 119 Risk governance on page 56
How the Board and committees incorporate climate-related issues into decision-making	All sustainability matters, including climate change, are overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas. This is discussed in the Sustainability governance section, as the Remuneration Committee has agreed to attach carbon reduction targets to Executive Directors' 2024 Prudential Long Term Incentive Plan awards. More information can also be found in the Directors' remuneration report section.	Sustainability governance on page 105 Directors' remuneration report on page 198
How the Board monitors and oversees progress against climate-related goals and targets	The Risk Committee, a Board-level structure, oversees environmental and climate-related issues, including the implementation of the Group's commitments to decarbonise its operations and investment portfolio and other climate-focused responsible investment commitments. The Risk Committee has a regular item on its agenda in relation to its oversight of climate change, including progress against our climate targets. In setting future targets or commitments, the Risk Committee considers and makes appropriate recommendations to the Board.	Sustainability governance on page 105
b. Describe management's role in assessing and managing climate-related risks and opportunities		
Guidance for All Sectors		
Climate-related responsibilities and accountability	Sustainability activities, including climate-related responsibilities and accountability, are overseen at a management level by the Group Sustainability Committee, chaired by the Chief Financial Officer, as described in the Oversight of climate change section. These committees report to the Board and Board committees, as described in the Sustainability governance section. Our governance for responsible investment is disclosed in the Responsible investment governance section.	Sustainability governance on page 105 Oversight of climate change on page 119 Responsible investment on page 110
Organisational structure	The climate-related organisational structure is included in the Sustainability governance, including climate change section.	Sustainability governance, including climate change on page 105

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Governance		
b. Describe management's role in assessing and managing climate-related risks and opportunities		
Guidance for All Sectors		
How management is informed about climate-related issues	We have implemented appropriate processes by which management are informed about climate-related issues, as discussed in the Management oversight section. In addition, the Oversight of climate change section highlights how the Group Sustainability Committee oversees climate-related responsibilities and progress, and reports to the Risk Committee, which has ultimate oversight. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage, as described in the Identifying climate-related risks section. Our enterprise risk management processes, which is how management is informed on climate-related matters, is described in the Risk governance section.	Management oversight on page 105 Oversight of climate change on page 119 Identifying climate-related risks on page 119 Risk governance on page 56
How management monitors climate-related issues	Our management committees actively monitor climate-related issues, as described in the Management oversight section. The Group Sustainability Committee, chaired by the Chief Financial Officer, met five times in 2023. It is informed by other Committee members, including Chief Risk and Compliance Officer, and Chief Investment Officer. Prudential treats climate risk as a thematic cross-cutting risk type, with the potential to impact or amplify multiple existing risks that we manage, as described in the Identifying climate-related risks section. Our enterprise risk management processes, which is how management is informed on climate-related matters, is described in the Risk governance section.	Management oversight on page 105 Identifying climate-related risks on page 119 Risk governance on page 56
Strategy		
a. Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term		
Guidance for All Sectors		
Definition of short-, medium-, and long-term time horizons	We have defined the relevant short-, medium-, and long-term time horizons, as described in the Assessing climate-related risks section.	Assessing climate-related risks on page 120
Climate-related issues potentially arising in each time horizon	We have identified the specific climate-related issues potentially arising in short-, medium- and long-term time horizons, as described in the Assessing climate-related risks section.	Assessing climate-related risks on page 120

TCFD recommendation	Prudential Group response	Location
Strategy		
a. Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term		
Guidance for All Sectors		
Processes used to determine which risks and opportunities could have a material financial impact on the organization	We regularly analyse and assess the potential impact of risks associated with climate change. Our Group Risk Framework considers both emerging and significant risks. Climate risks are considered principal risks at the Group level, and subsequently receive enhanced management focus and reporting. An example includes review of risks and control self-assessment libraries that support the broader sustainability strategy. Furthermore our risk and strategy processes have identified climate-related risks and opportunities which could have a material financial impact on our organisation, as described in the Identifying climate-related risks section, the Impact on our businesses, strategy and financial planning section, and the Identifying and responding to climate-related opportunities section.	Identifying climate-related risks on page 119 Impact on our businesses, strategy and financial planning on page 123 Identifying and responding to climate-related opportunities on page 121
Description of risks and opportunities by sector and/or geography	We have identified specific risks and opportunities by sector and geography, as described in the Impacts on assets section, the Impact on our businesses, strategy and financial planning section, and the Regional impact on our operations section.	Impacts on assets on page 123 Impact on our businesses, strategy and financial planning on page 123 Regional impact on our operations on page 124
b. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning		
Guidance for All Sectors		
How identified climate-related issues have affected our business, strategy, and financial planning	We have considered the impact on the following: – Products and services as described in the Identifying and responding to climate-related opportunities section; – Supply chain and/or value chain, including carbon prices, in the Regional impact on our operations section, and the Carbon prices used in scenario analysis section; – Adaptation and mitigation activities in the Progress against our climate-related targets section; and – Access to capital in the Impact on access to capital section. We did not have major strategic acquisitions or divestments during the year.	Identifying and responding to climate-related opportunities on page 121 Regional impact on our operations on page 124 Carbon prices used in scenario analysis on page 122 Progress against our climate-related targets on page 126 Impact on access to capital on page 125
How climate-related issues serve as an input to our financial planning process	Climate-related issues serve as an input to our financial and strategic planning, as described in the Impact on our businesses, strategy and financial planning section. These risks are prioritised using the processes described in The Group's principal risks and the Risk governance sections.	Impact on our businesses, strategy and financial planning on page 123 The Group's principal risks on page 59 Risk governance on page 56

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Strategy		
b. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning		
Guidance for All Sectors		
The impact of climate-related issues on financial performance	We assess the potential impact of climate-related issues on our financial performance, as described in the Climate-related scenario analysis section. We use scenarios to assess the robustness of our financial and strategic planning, as described in the Impact on financial and strategic planning section.	Climate-related scenario analysis on page 122 Impact on our businesses, strategy and financial planning on page 123
Our plans for transitioning to a low-carbon economy	We have made GHG emissions reduction commitments, as described in the Progress against our climate-related targets section. We have identified specific activities for transitioning to a low-carbon economy, as set out throughout our Climate Transition Plan.	Progress against our climate-related targets on page 126 Climate Transition Plan
Supplemental Guidance for Asset Owners		
How climate-related risks and opportunities are factored into relevant investment strategies	We use our strategic asset allocation process to factor in climate-related risks and opportunities, as described in the Impact on strategic asset allocation section. We pursue these opportunities through our responsible investment approach, as described in the Integrating ESG throughout the investment process section. Our asset manager Eastspring Investments also factors in ESG considerations, including climate change, into their responsible investment strategy.	Impact on strategic asset allocation on page 124 Integrating ESG throughout the investment process on page 113 Eastspring Responsible Investment Report
c. Describe the resilience of the organization's strategy, taking into consideration different climate related scenarios, including a 2°C or lower scenario		
Guidance for All Sectors		
How our strategy is resilient to climate-related risks and opportunities	We assessed the resilience of our strategy and financial plan against three different climate scenarios and have confidence that they remain viable, as described in the Impact on our businesses, strategy and financial planning section. The assessment considered scenarios both 2°C or lower and with increased physical climate-related risks, as described in the Climate-related scenario analysis section.	Impact on our businesses, strategy and financial planning on page 123 Climate-related scenario analysis on page 122
How our strategy will be affected by climate-related risks and opportunities	We recognise that our business purpose and strategy allows us to generate climate-related opportunities (including our investments and products & services) for the Group, as described in the Identifying and responding to climate-related opportunities section. We identify climate-related risks that affect our strategy, as described in the Identifying climate-related risks section, and assess and manage these risks, as described in the Managing and responding to climate-related risks section.	Identifying and responding to climate-related opportunities on page 121 Identifying climate-related risks on page 119 Managing and responding to climate-related risks on page 121
How our strategy might change to address potential risks and opportunities	We recognise that our business purpose and strategy allows us to generate climate-related opportunities (including our investments and products and services) for the Group, as described in the Identifying and responding to climate-related opportunities section. Our strategy may also be impacted by climate-related risks, as described in the Identifying climate-related risks section, and how we assess and manage these risks, as described in the Managing and responding to climate-related risks section.	Identifying and responding to climate-related opportunities on page 121 Identifying climate-related risks on page 119 Managing and responding to climate-related risks on page 121
A description of the climate-related scenarios used	We use climate-related scenarios, including <2°C scenarios, as described in the Climate-related scenario analysis section. We identified the related time horizons, as set out in the Assessing climate-related risks section.	Climate-related scenario analysis on page 122 Assessing climate-related risks on page 120

TCFD recommendation	Prudential Group response	Location
Strategy		
c. Describe the resilience of the organization's strategy, taking into consideration different climate related scenarios, including a 2˚C or lower scenario		
Guidance for All Sectors		
A description of how climate-related scenarios are used, such as to inform investments in specific assets	We use our strategic asset allocation process to inform investments in specific assets, as described in the Impact on strategic asset allocation section. The climate-related scenarios we use in the strategic asset allocation process are described in the Climate-related scenario analysis section. We pursue these opportunities through our responsible investment approach, as described in the Integrating ESG throughout the investment process section.	Impact on strategic asset allocation on page 124 Climate-related scenario analysis on page 122 Integrating ESG throughout the investment process on page 113
Risk management		
a. Describe the organization's processes for identifying and assessing climate related risks		
Guidance for All Sectors		
Risk management processes for identifying and assessing climate-related risks	We assess climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. We have appropriate enterprise risk management processes in place, including for determining the relative significance of climate-related risks in relation to other risks, as described in The Group's principal risks and the Risk governance sections.	Assessing climate-related risks on page 120 Managing and responding to climate-related risks on page 121 The Group's principal risks on page 59 Risk governance on page 56
Existing and emerging regulatory requirements related to climate change	We consider existing and emerging regulatory requirements related to climate change, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section.	Assessing climate-related risks on page 120 Managing and responding to climate-related risks on page 121
Processes for assessing the potential size and scope of identified climate-related risks	We have processes for assessing the size and scope of climate-related risks. To develop a comprehensive view of the potential impacts of climate change on our business, the Group Risk Framework considers climate-related risks across three time horizons, by taking into account the expected benefits and paybacks of risk-based decisions. These time horizons are defined to reflect the periods over which transition and physical climate-related risks and opportunities could reasonably emerge. This is described in the Assessing climate-related risks section. More information can also be found in the Risk governance section.	Assessing climate-related risks on page 120 Risk governance on page 56
Definitions of risk terminology used or references to existing risk classification frameworks used	Our risk classification framework, with our definitions of risk terminology used, forms part of our Group Risk Framework, which can be found in the Identifying climate-related risks section. More information can be found in the Risk governance section.	Risk governance on page 56
Supplemental Guidance for Asset Owners		
Engagement activity with investee companies	We have adopted an active and impactful approach to asset ownership, which emphasises direct and constructive dialogue with investee companies on sustainability and governance issues, as described in the Corporate engagement section.	Corporate engagement on page 112

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Risk management		
b. Describe the organization's processes for managing climate-related risks		
Guidance for All Sectors		
Managing climate-related risks	We have processes for managing and prioritising climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. These are also described in The Group's principal risks and the Risk Governance sections.	Assessing climate-related risks on page 120 Managing and responding to climate-related risks on page 121 The Group's principal risks on page 59 Risk governance on page 56
Positioning of our total portfolio with respect to the transition to a low-carbon energy supply, production, and use	We have implemented decarbonisation and coal divestment targets to prepare the portfolio for the transition to a low-carbon economy, as described in the Progress against our climate-related targets section. We have developed our responsible investment policy, including our six implementation strategies to actively manage our portfolio's positioning, as described in the Responsible investment approach section.	Progress against our climate-related targets on page 126 Responsible investment approach on page 112
c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management		
Guidance for All Sectors		
Integrating climate-related risks into our overall risk management	We identify, assess and manage climate-related risks, as described in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section. These risks are integrated into our risk management framework, as described in The Group's principal risks and the Risk governance sections.	Assessing climate-related risks on page 120 Managing and responding to climate-related risks on page 121 The Group's principal risks on page 59 Risk governance on page 56
Metrics and targets		
a. Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process		
Guidance for All Sectors		
Key metrics used to measure and manage climate-related risks and opportunities	We use a suite of key metrics to measure and manage climate-related risks and opportunities, as described in the Climate-related metrics section, including absolute and intensity metrics. The following metrics are provided: – Absolute Scope 1, Scope 2, Scope 3 in the Climate-related metrics section; – Proportion of executive management remuneration linked to climate considerations in the Directors' remuneration report section. We describe the following qualitatively: – Amount and extent of assets or business activities vulnerable to transition and physical risks in the Impact on assets section, and the Regional impact on our operations section; – Proportion of revenue, assets, or other business activities aligned with climate-related opportunities in the Identifying and responding to climate-related opportunities section; and – Amount of capital expenditure, financing, or investment deployed toward climate-related risks and opportunities in the Integrating ESG throughout the investment process section.	Climate-related metrics on page 126 Directors' remuneration report on page 198 Impacts on assets on page 123 Regional impact on our operations on page 124 Identifying and responding to climate-related opportunities on page 121 Integrating ESG throughout the investment process on page 113

TCFD recommendation	Prudential Group response	Location
Metrics and targets		
a. Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process		
Guidance for All Sectors		
Metrics on climate-related risks associated with water, energy, and waste management	We provide, where relevant and applicable, metrics on climate-related risks associated with water, energy, and waste management in the Hong Kong Stock Exchange requirements section.	Hong Kong Stock Exchange requirements on page 128
How performance metrics are incorporated into remuneration policies	We incorporate climate-related performance metrics, as described in the Directors' remuneration report section.	Directors' remuneration report on page 198
The internal carbon prices we use as well as climate-related opportunity metrics	We use carbon prices in our scenario testing, as described in the Carbon prices used in scenario analysis section.	Carbon prices used in scenario analysis on page 122
Metrics used to assess climate-related risks and opportunities	We provide the metrics used to assess climate-related risks in the Climate-related metrics section. We discuss qualitatively the climate-related risk management process in the Assessing climate-related risks section, and the Managing and responding to climate-related risks section, as well as opportunities from products and services designed for a lower-carbon economy in the Identifying and responding to climate-related opportunities section.	Climate-related metrics on page 126 Assessing climate-related risks on page 120 Managing and responding to climate-related risks on page 121 Identifying and responding to climate-related opportunities on page 121
Metrics for historical periods	We provide historical metrics in the Climate-related metrics section, so as to allow for trend analysis.	Climate-related metrics on page 126
Forward-looking metrics	We qualitatively discuss forward-looking metrics in the Forward-looking metrics section.	Forward-looking metrics on page 127
Methodologies used to calculate or estimate climate-related metrics	We describe the methodologies used to calculate our climate-related metrics in our Basis of Reporting, so as to provide a single consistent description of the methodologies.	Basis of Reporting
Our Scope 1 and Scope 2 GHG emissions and appropriate Scope 3 GHG emissions	We provide our Scope 1, Scope 2 and relevant Scope 3 GHG emissions in the Climate-related metrics section.	Climate-related metrics on page 126

TCFD Index continued

TCFD recommendation	Prudential Group response	Location
Metrics and targets		
a. Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process		
Guidance for All Sectors		
Supplemental Guidance for Asset Owners		
Metrics used to assess climate-related risks and opportunities in each fund or investment strategy	Weighted average carbon intensity (WACI) is useful as a proxy for transition risk within our investment portfolio, as a higher WACI usually indicates a gap in alignment with the goals of the Paris Agreement. Measuring WACI enables us to compare the intensity of emissions for different portfolios and assess improvements over time. More information can be found in the Climate-related metrics section.	Climate-related metrics on page 126
Metrics considered in investment decisions and monitoring	We use a suite of key metrics to assess climate-related risks and opportunities as well as for investment decisions and monitoring, as described in the Climate-related metrics section, where we explain how these metrics have changed over time.	Climate-related metrics on page 126
Description of the extent to which assets we own and our funds and investment strategies, where relevant, are aligned with a well below 2˚C scenario	We qualitatively describe implied temperature rise, which can be used to describe the extent to which assets, funds and investment strategies are aligned with a well below 2˚C scenario, in the Forward-looking metrics section.	Forward-looking metrics on page 127
Indication of which asset classes are included	The asset classes included are found in the Climate-related metrics section. Full details are in our Basis of Reporting.	Climate-related metrics on page 126 Basis of Reporting
b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks		
Guidance for All Sectors		
How we calculate our Scope 1, Scope 2 and Scope 3 GHG emissions	We calculate our GHG emissions in line with the GHG Protocol methodology, as described in our Basis of Reporting, so as to provide a single consistent description of the methodologies. We provide our full breakdown of Scope 1, Scope 2 and relevant Scope 3 GHG emissions in the Climate-related metrics section	Climate-related metrics on page 126 Basis of Reporting
Our historical GHG emissions and associated metrics, a description of the methodologies	We provide metrics for historical periods to allow for trend analysis in the Climate-related metrics section. We describe the methodologies used to calculate the metrics in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Climate-related metrics on page 126 Basis of Reporting
b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks		
Supplemental Guidance for Asset Owners		
Disclosure of GHG emissions for assets we own and the weighted average carbon intensity (WACI)	We disclose the GHG emissions and WACI for our investment portfolio, as defined in the Climate-related metrics section. The emissions are calculated in line with the PCAF Standard, as fully detailed in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Climate-related metrics on page 126 Basis of Reporting
Other carbon footprinting metrics we believe are useful for decision-making	We qualitatively discuss other carbon footprinting metrics which we believe can be useful for decision-making, including forward-looking metrics, in the Climate-related metrics section, and Forward-looking metrics section.	Climate-related metrics on page 126 Forward-looking metrics on page 127

TCFD recommendation	Prudential Group response	Location
Metrics and targets		
c. Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets		
Guidance for All Sectors		
Key climate-related targets	We have set key climate-related targets, as described in the Progress against our climate-related targets section, including the time frames for the targets, the base years from which progress is measured, and the key performance indicators used to assess progress made. We use both intensity metrics and absolute metrics.	Progress against our climate-related targets on page 126
Interim targets	We disclose our interim targets in aggregate in the Progress against our climate-related targets section, which also includes the associated medium-term and long-term targets.	Progress against our climate-related targets on page 126
Description of the methodologies used to calculate targets and measures	In our Climate-related metrics section, we describe how our WACI calculations are aligned with the international protocol of the Net Zero Asset Owner Alliance. For more information, please see our Basis of Reporting, where we fully describe the methodologies used to calculate targets and measures, so as to provide a single consistent referable description of the methodologies.	Climate-related metrics on page 126 Basis of Reporting

Our Group-wide policies relating to our sustainability strategy

Sustainability pillars and priorities	GGM policies	Owner and date of last review
Simple and accessible health and financial protection	To ensure we treat our customers fairly, management of conduct risks is key. Prudential mitigates conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment framework and regularly tested within its monitoring programmes. The **Group Customer Conduct Risk Policy** provides this framework and includes our Customer Conduct Principles, which set out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe, and which further support our sustainability strategy. These values and standards include specific requirements regarding customers. In particular, the Group has committed to: – Treat customers fairly, honestly and with integrity; – Provide and promote products and services that meet customer needs, are clearly explained and deliver real value; – Maintain the confidentiality of customer information; – Provide and promote high standards of customer service; and – Act fairly and timely to address customer complaints and any errors we find.	Chief Executive Officer July 2023
	Our **Community Investment Policy** covers how we are committed to working with the communities in which we operate as active and supportive members. This also outlines our strategy for investing in the communities and how we make investments and report against them.	Chief Executive Officer July 2023
Responsible investment	The **Responsible Investment Policy** articulates how environmental, social and governance considerations are integrated into investment activities and processes in a consistent and coherent way. It describes our approach ensuring external commitments and internal targets on responsible investment are met and ensuring the different objectives of responsible investment are taken into consideration when making investment decisions.	Chief Financial Officer July 2023

Our Group-wide policies relating to our sustainability strategy continued

Sustainability pillars and priorities	GGM policies	Owner and date of last review
Sustainable business	Our **Group Environment Policy** outlines our approach in understanding and managing the direct environmental impact of the Group. This covers our measurement, monitoring, review and reporting of issues associated with our environmental performance.	Chief Financial Officer July 2023
	Our **Diversity and Inclusion Policy** sets out how we foster an inclusive workforce and ensure all our employees are treated fairly and feel valued, and together have the diversity in skill sets and backgrounds that enriches the organisation. Our policy considers a range of diversity aspects of our employees, including gender, age, ethnicity, disability, sexual orientation and background.	Chief Human Resources Officer May 2023
	Our **Employee Relations Policy** outlines the way we engage our employees and motivate them to achieve success for the Group: promoting positive relationships with employees, representative organisations and trade unions, and maintaining a positive reputation for the treatment of employees.	Chief Human Resources Officer April 2023
	Our **Learning Policy** provides a framework to ensure that our employees receive continuous, high-quality and relevant learning opportunities, to build skills for present and future success. We recognise that investment in their development is essential to building talent vitality, delivering against our business strategy and shaping the future success of the organisation.	Chief Human Resources Officer May 2023
	Our **Performance Management Policy** sets out the importance of our people and frames how we actively and consistently manage their performance throughout the year, laying the foundation and investing in their development to deliver against our strategy and the future success of the organisation.	Chief Human Resources Officer May 2023
	Our **Recruitment Policy** covers the Group's recruitment processes, reflecting fairness, equality of opportunities for all, and for all recruitment decisions to be made without bias and with due consideration. The Recruitment Policy aims to provide a set of principles to guide hiring for all involved across the organisation, introducing consistency in the process and decision-making across the Group while setting standards to enable oversight and improve quantitative and qualitative reporting of the recruitment process.	Chief Human Resources Officer May 2023
	Our **Discrimination and Harassment Policy** reflects our commitment to creating and maintaining a welcoming, supportive culture in which all can work in a friendly and professional environment. This policy prohibits discrimination, harassment, bullying and other types of misconduct where the behaviour is contrary to Prudential's values and standards. Where our people experience or witness inappropriate behaviours, they are encouraged to report this via a range of available channels including their line manager, Human Resources, grievance procedures or Speak Out. Finally, the policy reinforces Prudential's zero-tolerance stance over retaliation against reporters of any concerns or for those cooperating or participating in the investigation of a complaint.	Chief Human Resources Officer April 2023
	Our **Remuneration Policy** outlines our effective approach to appropriately rewarding our employees in a way that aligns incentives to business objectives and enables the recruitment, retention and incentivisation of high-calibre employees in line with our risk appetite and Group reward principles.	Chief Human Resources Officer May 2023
	Our **Talent Policy** demonstrates how we attract and select the best people for roles that will ensure high performance in the short term and improve the longer-term succession and talent pipeline. It sets out our fair and effective approach to pursuing this.	Chief Human Resources Officer May 2023
	Our **Third-Party Supply and Outsourcing Policy** covers how we manage and oversee our third-party arrangements, through due diligence selection criteria, contractual requirements, the ongoing monitoring of such relationships and reporting and escalation. Additionally, our policy considers the requirements of the UK Modern Slavery Act and the principles of the UN's Universal Declaration of Human Rights.	Chief Financial Officer November 2023

Sustainability pillars and priorities	GGM Policies	Owner and date of last review
Good governance and responsible business practices	The **Group Code of Conduct** details our required standards of business conduct to be used across the Group and covers both our employees and individuals or organisations acting on our behalf. The Code sets out our values around ownership, partnership and stewardship, and the personal standards we adhere to in the areas of protection from financial crime, avoiding conflicts of interest, managing information, communicating as a Group and providing equality for our people.	Chief Risk and Compliance Officer November 2023
	The **Group Risk Framework** describes the Group's approach to risk management, and the key arrangements and standards for risk management and internal control that support the Group's compliance with Group-wide statutory and regulatory requirements.	Chief Risk and Compliance Officer July 2023
	Our **Anti-Bribery and Corruption Policy** covers our values for reputation, ethical behaviour and reliability. As an organisation we are focused on financial practices that align to those values and we prohibit corruption or bribery within our working practices.	Chief Risk and Compliance Officer September 2023
	Our **Anti-Money Laundering and Sanctions Policy** outlines how we prohibit money laundering or terrorist financing in our working practices, setting out how we establish parameters to prevent this taking place across the organisation and the commitment we make to comply with sanctions, laws and regulations by screening, prohibiting or restricting business activity, and following up through investigation.	Chief Risk and Compliance Officer July 2023
	The purpose of the **Group Escalation and Investigation Policy** is to set the framework by which the Group can conduct investigations that are in line with its regulatory and legal obligations, while meeting the demands of a competitive commercial organisation. The principles set out in this policy are, therefore, designed to enhance commercial opportunity, while minimising corporate risk.	Chief Risk and Compliance Office October 2023
	Our **Group Counter-Fraud Policy** serves to support its business units in developing and maintaining effective fraud risk management frameworks that meet regulatory requirements and protect the interests of customers, shareholders and employees. The policy also aims to enhance fraud detection, prevention and investigation activities across the Group, and to provide a consistent approach to tackling fraud that safeguards the Group's reputation and resources. The policy outlines the roles and responsibilities of the Group board, the Group Security function, and the business units in relation to fraud risk management.	Chief Risk and Compliance Officer July 2023
	Our **Group Resilience Policy** outlines the principles and requirements for ensuring the security and resilience of the Group's people, assets and operations. The policy covers various aspects of physical and travel security, health and safety, and business continuity management. The policy also defines the roles and responsibilities of different levels of governance and oversight within the Group, as well as the processes for reporting, investigating and responding to incidents and crises. The policy aims to comply with relevant legal and regulatory obligations, as well as to meet the demands of a competitive commercial organisation.	Chief Risk and Compliance Officer July 2023
	The purpose of the **Group Information Security Policy** is to support the business to deliver on customer outcomes, business strategy and any applicable legal and regulatory requirements by maintaining a secure and adaptable environment to do business. This policy has been developed to ensure the confidentiality, integrity and availability of information systems and IT assets.	Chief Information Technology Officer July 2023
	Our **Group Data Policy** is centred on the principle that data must be well governed and effectively managed through its life cycle. The Policy provides a data, business, people and technology framework which defines how we should manage data throughout its life cycle and employ the technology best suited for business use cases.	Chief Information Technology Officer July 2023

Our Group-wide policies relating to our sustainability strategy continued

Sustainability pillars and priorities	GGM Policies	Owner and date of last review
	Our **Group Privacy Policy** governs the protection of data and complies with the General Data Protection Regulation. Our Information Security Standard supports our resilient information security programme across the organisation and our commitment to protecting the data entrusted to us by customers.	Chief Information Technology Officer July 2023
	Our **Speak out policy** sets out our framework and controls relating to whistleblowing. It is a confidential reporting system that allows employees and other stakeholders to raise concerns about unethical or illegal activity within the Group. The policy aims to foster a culture of openness, honesty and accountability, and to comply with all relevant local regulatory and statutory requirements related to whistleblowing. The policy also provides protection from retaliation for those who report genuine concerns through the Speak Out programme.	Chief Risk and Compliance Officer July 2023
	Our **Tax Risk Policy** includes our processes to manage tax-related risk, by identifying, measuring, controlling and reporting on issues considered an operational, reputational or regulatory risk.	Chief Financial Officer June 2023
	Our **Political Donations Policy** outlines our position that as an organisation we do not donate to political parties. This is defined as covering any political party or candidate or any other organisation that attempts to elicit support for any political party. It is defined as covering any payment or gift or contribution, direct or indirect, as defined by the UK's Political Parties, Elections and Referendums Act 2000. The policy covers expenditure on engagement activity on public policy discussions and applies across the Group.	Chief Executive Officer July 2022

SECR Report

Our 2023 energy consumption and GHG emissions are disclosed below in accordance with the Streamlined Energy and Carbon Reporting (SECR) framework of the Companies Act 2006 (Strategic and Directors' Reports). No energy reduction projects were undertaken in the UK portfolio during 2023. Information on energy reduction initiatives across our Asian and African portfolio are included in the section on Managing our direct operational environmental impacts. We calculate our GHG emissions in line with the GHG Protocol methodology. Full details on the calculation methodologies used are available in the Basis of Reporting.

	2023	**2023**	2022		2021	
	UK and offshore	**Global (excluding UK and offshore)**	UK and offshore	Global (excluding UK and offshore)	UK and offshore	Global (excluding UK and offshore)
Emissions from activities for which the company own and control, including combustion of fuel and operation facilities (Scope 1) tCO_2e	**80**	2,027	123	1,522	122	3,954
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, location based) tCO_2e	**119**	18,215	131	19,749	122	36,516
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, market based) tCO_2e	**26**	12,292	219	16,719	177	34,900
Total gross Scope 1 and Scope 2 emissions (location-based) tCO_2e	**119**	20,242	254	21,272	244	40,470
Intensity ratio Scope 1 and Scope 2 (location-based): tCO_2e /m2	**0.0263**	0.0622	0.0222	0.0640	0.0119	0.0850
Intensity ratio Scope 1 and Scope 2 (location-based): tCO_2e /fte	**1.8880**	1.3364	1.5875	1.4028	1.1675	2.3354
Energy consumption used to calculate above emissions: kWh (Scope 1)	**438,640**	9,701,578	671,652	7,039,834	663,621	19,252,400
Energy consumption used to calculate above emissions: kWh (Scope 2)	**573,330**	31,845,100	638,894	32,849,795	559,790	69,984,995

Note: 2021 Global (excluding UK and offshore) emissions data includes the US portfolio, Jackson operations, up to the demerger on 13 September 2021.

Non-financial and sustainability information statement

We recognise that to help our customers get the most out of life, we need to take a long-term view on a wide range of issues that affect our business and the communities in which we operate. To do this, we maintain a proactive dialogue with our stakeholders to ensure that we are managing these issues sustainably and delivering long-term value. Further information on our engagement with our stakeholders can be found in our Section 172 Statement above.

The Group's Strategic Report, including the Sustainability Report and the Section 172 Statement, includes information required by the non-financial reporting provisions contained in sections 414CA and 414CB of the Companies Act 2006. These reporting requirements are met in a number of sections of our Annual Report. The Group's consideration of materiality for non-financial and sustainability matters is set out on page 102. The table below illustrates where the relevant material is presented.

Reporting area	Addressed in section	Page reference
Environment		
Sustainability section	Responsible investment	> Pages 110 to 113
Sustainability section	Sustainable business	> Pages 114 to 117
Sustainability section	Managing climate-related risks and opportunities – TCFD disclosures	> Pages 119 to 127
Employees		
Sustainability section	Sustainable business – Empowering our people	> Page 115
Human rights		
Sustainability section	Good governance and responsible business practices	> Page 118
Anti-bribery and corruption		
Sustainability section	Good governance and responsible business practices	> Page 118
Social matters		
Sustainability section	Simple and accessible health and financial protection	> Pages 108 to 109
Sustainability section	Sustainable business	> Pages 114 to 117
Non-financial key performance indicators		
Sustainability section	Targets	> Page 100
Management of principal risks and uncertainties		
Risk review	Risk management	> Pages 56 to 58
Risk review	The Group's principal risks	> Pages 59 to 71
Business model		
Strategic and operating review	Business model	> Pages 30 to 31

Strategic Report approval by the Board of Directors

The Strategic Report set out on pages 2 to 149 is approved by the Board of Directors

Signed on behalf of the Board of Directors



Anil Wadhwani
Chief Executive Officer

19 March 2024



Governance


1-Pru

Governance

Governance *at a glance*

Board

Board changes 2023

- January: Claudia Suessmuth Dyckerhoff was appointed as an Independent Non-executive Director.
- February: Anil Wadhwani succeeded Mark FitzPatrick as an Executive Director and Chief Executive Officer.
- May: Philip Remnant and Tom Watjen retired from the Board following the conclusion of the 2023 Annual General Meeting (AGM). Jeremy Anderson succeeded Philip Remnant as Senior Independent Director (SID).

Board changes 2024

- On 1 April 2024: Mark Saunders will join the Board as an Independent Non-executive Director. He will also join the Audit and Risk Committees.
- On 23 May 2024: David Law will retire as a Non-executive Director, with effect from the conclusion of the AGM.

Committees

Committee and Working Group membership changes 2023

- Responsibility & Sustainability Working Group: In January, Claudia Suessmuth Dyckerhoff joined the Responsibility & Sustainability Working Group (RSWG) and in March, Jeremy Anderson stepped down from the RSWG.
- Risk Committee: In January, Claudia Suessmuth Dyckerhoff joined the Risk Committee.
- Remuneration Committee: In May, George Sartorel joined the Remuneration Committee.

Committee membership changes 2024

- Audit Committee: On 20 March 2024, Jeanette Wong will succeed David Law as Chair of the Audit Committee.
- Remuneration Committee: On 23 May 2024, Shriti Vadera will join the Remuneration Committee, with effect from the conclusion of the AGM.

Group Executive Committee changes 2023

April: Catherine Chia succeeded Jolene Chen as a member of the Group Executive Committee and Chief Human Resources Officer (CHRO).

May: Ben Bulmer succeeded James Turner as member of the Group Executive Committee and Chief Financial Officer.

September: Bill Maldonado succeeded Seck Wai-Kwong as member of the Group Executive Committee and CEO of Eastspring Investments Group.

Governance *highlights*

Leadership

- Onboarded new CEO with a clear focus on execution, setting the tone for the organisation.
- Strengthened the management team with new appointments and built strong relationships between the Board and management.

Refreshed strategic ambition, purpose and values

- Led by the CEO, the Board refreshed the Group's strategy, and agreed implementation plans and metrics to monitor progress. See page 93
- Approved refreshed Prudential purpose and values, co-created with our employees. See page 88

Succession planning

- Equipped the Board with the skills needed to oversee execution of our refreshed strategy.
- Oversaw the development of a new approach to succession planning and talent development across the Group.

Board evaluation

- Good progress on addressing actions identified in 2022.
- Positive feedback from external evaluation and actions identified to further enhance how we operate as a Board. See page 173.

Financial reporting

- Oversaw the implementation of the new financial reporting standard IFRS 17.
- Oversaw smooth transition to new auditor.

Board governance structure

Shareholders

Board of Directors

The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our members and stakeholders

Audit Committee

Assists the Board in meeting its Group financial reporting responsibilities, including overseeing the effectiveness of the internal control and risk management system and the effectiveness and objectivity of the internal and external auditors.

See page183

Risk Committee

Assists with the oversight of the Group's risk appetite, tolerance and strategy. Monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group's adherence to the various risk policies. Has oversight of matters relating to the impact of climate change and responsible investment.

See page 190

Remuneration Committee

Assists with the implementation and operation of the Remuneration Policy, including the remuneration of the Chair and the CEO, and oversees the remuneration arrangements of other staff within scope, including approving remuneration for members of the Group Executive Committee.

See page 200

Nomination & Governance Committee

Assists with the recruitment of candidates for the Board and the maintenance of an effective framework for succession planning. Provides support and advice on corporate governance arrangements.

See page 178

Responsibility & Sustainability Working Group

Helps the Board embed the Group's Sustainability framework and has oversight of people initiatives and communities, customers and digital.

See page 105

Chief Executive Officer

Responsible for the day-to-day management of the business

Group Executive Committee

The Group Executive Committee (GEC) is our leadership team and is responsible for executing the strategy approved by the Board and supporting the CEO

Chief Financial Officer

The Chief Financial Officer (CFO) is responsible for managing the Finance function, including all aspects of financial reporting and planning, and investor engagement.

The CFO is a standing attendee at, and receives all papers for, meetings of the Board and the Audit and Risk Committees (except private meetings of Non-executive Directors). The appointment and removal of the CFO is decided by the Board and their remuneration is determined by the Remuneration Committee.

Financial review – Pages 34 – 46

Directors' remuneration report Pages 200 – 225

Chief Risk and Compliance Officer

The Chief Risk and Compliance Officer (CRCO) is responsible for the risk management and compliance activities of the Group.

The CRCO is a standing attendee at, and receives all papers for, meetings of the Board and the Risk and Audit Committees (except private meetings of Non-executive Directors). The appointment and removal of the CRCO is decided by the Board and their remuneration is determined by the Remuneration Committee.

Risk review – Pages 56– 73

Directors' remuneration report Pages 200 – 225

Company Secretary

The Company Secretary advises the Board and management on governance-related matters, and supports the Chair in ensuring the effective functioning of the Board and its committees.The Secretary is available to all Directors to provide advice and support and facilitates Directors' induction and ongoing professional development.

Diversity

The following tables set out the information Prudential is required to disclose under UK LR 9.8.6R(10) and the information is provided as of 31 December 2023.

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, SID and Chair)[2]	Number in executive management[3]	Percentage of executive management
Gender identity or sex[1]					
Men	6	55 %	2	6	75 %
Women	5	45 %	1	2	25 %
Not specified/prefer not to say	–	–	–	–	–
Ethnic background[1]					
White British or other White (including minority-white groups)	4	36 %	1	3	37 %
Mixed/Multiple Ethnic Groups	–	–	–	–	–
Asian/Asian British	7	64 %	2	5	63 %
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group, including Arab	–	–	–	–	–
Not specified/ prefer not to say	–	–	–	–	–

Notes
(1) The information in this table was sourced directly from individuals concerned. Members of the Board and Executive Management were provided with the prescribed disclosure categories and asked to complete them based on their self-identification.
(2) The CFO is not a Board position but serves as a member of the Group Executive Committee.
(3) For the purposes of this disclosure 'executive management' means the Group Executive Committee.

> More details on the Group's diversity and inclusion (D&I) activities can be found in the Sustainability section of the Annual Report, on pages 114 to 116

Gender

Board



Male	6
Female	5

GEC



Male	6
Female	2

Ethnic diversity

Board



White British or other White (including minority-white groups)	4
Mixed/Multiple Ethnic Groups	0
Asian/Asian British	7

GEC



White British or other White (including minority-white groups)	3
Mixed/Multiple Ethnic Groups	0
Asian/Asian British	5

Board composition at a glance

Composition


1
10

Executive Director   Non-Executive Directors

Non-executive Director tenure


2
5
2
1

0-2 years   2-4 years   4-6 years   6-9 years

Age


2
4
5

55-59   60-64   65+

Non-executive Directors' skills matrix


Pan-Asia 9
China 8
India 5
Africa 1
Insurance 3
Other financial services 6
Health 3
Tech/Digital 7
Operational 7
Financial assurance 5
Regulatory/public policy 3

Geographical experience   Technical skills and experience

Board of Directors

The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our members and stakeholders. Our Board members bring a diverse range of skills and experience to support our strategy in our chosen markets.


Shriti Vadera (Age: 61)
Chair of the Board and Chair of the Nomination & Governance Committee

Appointed to the Board: May 2020 (Chair since January 2021)

Membership of committees

- Nomination & Governance Committee (since May 2020, appointed Chair January 2021)
- Shriti is a standing attendee of the Audit, Risk and Remuneration Committees and the Responsibility & Sustainability Working Group. She will join the Remuneration Committee from May 2024.

Career

Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a minister in the UK Government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government's response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury's Council of Economic Advisers. Shriti's career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets.

Shriti holds a Bachelor's Degree in Philosophy, Politics and Economics from Oxford University.

Relevant skills and experience for Prudential

- Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations
- Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment

Key appointments

- The Royal Shakespeare Company (Chair)
- Institute of International Finance (Board Member)
- World Bank Private Sector Investment Lab (Co-Chair)


Anil Wadhwani (Age: 55)
Chief Executive Officer

Appointed to the Board: February 2023

Anil is a standing attendee of the Audit, Nomination & Governance, Remuneration and Risk Committees and the Responsibility & Sustainability Working Group.

Career

Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles.

Anil holds a Master's Degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's Degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Relevant skills and experience for Prudential

- With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia
- Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife

Our leadership continued


Jeremy Anderson (Age: 65)
Senior Independent Director

Appointed to the Board: January 2020 (Senior Independent Director since May 2023)

Membership of committees

- Risk Committee (since January 2020, Chair since May 2020)
- Audit Committee (since January 2020)
- Nomination & Governance Committee (since November 2022).

Career

Jeremy was formerly the Chair of Global Financial Services at KPMG International having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's Degree in Science (Economics) from University College London.

Relevant skills and experience for Prudential

- Substantial leadership experience in financial services in the UK, Asia and the US
- More than 30 years of experience advising international companies on audit and risk management

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair)

Other key appointments

- Credit Suisse AG and Credit Suisse International (Non-executive Director)
- The Kingham Hill Trust (Trustee)
- The Productivity Group (Non-executive Director)


Arijit Basu (Age: 63)
Independent Non-executive Director

Appointed to the Board: September 2022

Membership of committees

- Audit Committee (since September 2022)
- Responsibility & Sustainability Working Group (since September 2022).

Career

Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018 and took it public in 2017.

Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master's Degree in History and a Bachelor's Degree in Economics from the University of Delhi.

Relevant skills and experience for Prudential

- Extensive experience in India's banking and insurance industries spanning nearly 40 years
- Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI

Key appointments

- HDB Financial Services Ltd (Chair)
- Academic Council of the Reserve Bank of India (Chair)
- Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director)


Chua Sock Koong (Age: 66)
Independent Non-executive Director

Appointed to the Board: May 2021

Membership of committees

- Remuneration Committee (since May 2021, Chair since May 2022)
- Nomination & Governance Committee (since May 2022)
- Sock Koong served on the Audit Committee from May 2021 until May 2022.

Career

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer, where she was responsible for Singtel's financial functions, including treasury, tax, insurance, risk management and capital management. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's Degree in Accountancy from the University of Singapore.

Relevant skills and experience for Prudential

- More than 30 years' experience working in business leadership and operations with significant experience in the Asia market.
- Significant boardroom experience, having served in several C-suite roles throughout her career.

Listed company directorships

- Bharti Airtel Limited (Non-executive Director)
- Royal Philips NV (Non-executive Director)
- Ayala Corporation (Non-executive Director)

Other key appointments

- The Singapore Public Service Commission (Deputy Chair)
- The Singapore Council of Presidential Advisers (Member)
- Singapore Securities Industry Council (Member)


David Law ACA (Age: 63)
Independent Non-executive Director

Appointed to the Board: September 2015

David is due to retire from the Board at the conclusion of the AGM on 23 May 2024.

Membership of committees

- Audit Committee (since September 2015, Chair since May 2017)
- Risk Committee (since May 2017)
- Remuneration Committee (since February 2021)
- David served on the Nomination & Governance Committee from May 2017 until February 2021.

Career

David is a Chartered Accountant and spent almost 33 years working with Price Waterhouse and PricewaterhouseCoopers (PwC). During that time he was, amongst other positions, the global leader of PwC's insurance practice, a partner in the UK firm, and the lead audit partner for multinational insurance companies. He also led PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. After he retired from PwC, David became a director and Chief Executive Officer of L&F Holdings Limited and its subsidiaries, a professional indemnity captive insurance group which serves the PwC network and its member firms. David retired from this role in June 2019.

David is an Associate of the Institute of Chartered Accountants in England and Wales and holds a Master's Degree in Economics from the University of Edinburgh.

Relevant skills and experience for Prudential

- Extensive technical knowledge and skills in audit, accounting and financial reporting matters.
- Experience across the Group's key markets and particular expertise in the insurance sector.

Our leadership continued


Ming Lu (Age: 65)
Independent Non-executive Director

Appointed to the Board: May 2021

Membership of committees

- Nomination & Governance Committee (since May 2021)
- Remuneration Committee (since May 2022)
- Ming served on the Risk Committee from May 2021 until May 2022.

Career

Ming is the Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Since 2018 he has played an important role in KKR's Asia growth and expansion. He has served as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.

Ming previously worked for CITIC, China's largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.

Ming holds a Master's Degree in Business Administration from the University of Leuven and a Bachelor's Degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Relevant skills and experience for Prudential

- More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region
- Brings deep knowledge and up-to-date insights on China and other key markets

Key appointments

- KKR Asia Ltd (Executive Chair, Asia Pacific)
- Goodpack Pte Limited, a KKR portfolio company (Director)


George Sartorel (Age: 66)
Independent Non-executive Director

Appointed to the Board: January 2022

Membership of committees

- Responsibility & Sustainability Working Group, (Chair since May 2022)
- Nomination & Governance Committee (since May 2022)
- Risk Committee (since May 2022)
- Remuneration Committee (since May 2023).

Career

From 2014 to 2019 George was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George's career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.

George holds a Master's Degree in International Business Studies from Heriot-Watt University.

Relevant skills and experience for Prudential

- Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation.
- A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG's Asia Pacific business and several country-head positions prior to that.

Listed company directorships

- Insurance Australia Group Limited (Non-executive Director)


Claudia Suessmuth Dyckerhoff (Age: 57)
Independent Non-executive Director

Appointed to the Board: January 2023

Membership of committees

- Risk Committee (since January 2023)
- Responsibility & Sustainability Working Group (since January 2023).

Career

Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm's healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company, from March 2021 until October 2023.

Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master's Degree in Business Administration from CEMS/ESADE in Barcelona.

Relevant skills and experience for Prudential

- Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data.
- Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years.

Listed company directorships

- Ramsay Health Care Ltd (Non-executive Director)
- Clariant AG (Non-executive Director)
- Roche Holding AG (Non-executive Director)

Other key appointments

- QuEST Global Services Private Ltd (Non-executive Director)


Jeanette Wong (Age: 64)
Independent Non-executive Director

Appointed to the Board: May 2021

Membership of committees

- Audit Committee (since May 2021)
- Risk Committee (since May 2021)
- Responsibility & Sustainability Working Group (since November 2021)
- Jeanette Wong will succeed David Law as Audit Committee Chair from 20 March 2024.

Career

From 2008 to 2019, Jeanette led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group's Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019.

Jeanette holds a Master's Degree in Business Administration from the University of Chicago and a Bachelor's Degree in Business Administration from the National University of Singapore.

Relevant skills and experience for Prudential

- Over 35 years of operational experience in financial services
- Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member)
- Singapore Airlines Limited (Non-executive Director)

Other key appointments

- Council of CareShield Life (Chair)
- GIC Pte Ltd (Non-executive Director)
- PSA International Pte Ltd (Non-executive Director)
- Singapore Securities Industry Council (Member)

Our leadership continued


Amy Yok Tak Yip (Age: 72)
Independent Non-executive Director

Appointed to the Board: September 2019

Membership of committees

- Audit Committee (since March 2021)
- Amy served on the Remuneration Committee from September 2019 until March 2021.

Career

Amy was formerly a Non-executive Director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, and Vita Green (Hong Kong) and an Executive Director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was also head of its Wealth Management Group and Chair of DBS Asset Management. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank.

Amy has a Master's Degree in Business Administration from Harvard Business School and a Bachelor's Degree in Arts (History) from Brown University.

Relevant skills and experience for Prudential

- Extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40-years.
- Substantial experience of China and South-east Asian markets having occupied roles across these regions for much of her career.

Listed company directorships

- EFG International AG, including its subsidiary, EFG Bank AG (Non-executive Director)
- TP ICAP Group plc (Non-executive Director)

Other key appointments

- AIG Insurance Hong Kong Limited (Non-executive Director)


Tom Clarkson (Age: 48)
Company Secretary

Appointed as Company Secretary: August 2019

Relevant skills and experience

As the Company Secretary, Tom is a trusted adviser to the Board and plays an important role in the governance and administration of Prudential. Before his appointment as Company Secretary, Tom held a number of senior roles at Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel.

Tom is a qualified solicitor and is admitted to practise in England and Wales. Before joining Prudential, he practised law at Herbert Smith LLP, between 2002 and 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland.

Group Executive Committee

The Group Executive Committee (GEC) supports the CEO in the day-to-day management of the business and implementation of strategy. It is constituted and chaired by the CEO. For the purposes of the Hong Kong Listing Rules, Senior Management is defined as the members of the GEC.


Solmaz Altin (Age: 50)
Managing Director, Strategic Business Group

Appointments: Appointed Managing Director, Strategic Business Group and member of the Group Executive Committee: July 2022

Relevant skills and experience: Solmaz is Managing Director of the Strategic Business Group covering India, Indonesia, Malaysia, the Philippines, Laos, Myanmar, Cambodia and Africa.

He is also accountable for the Group's Digital and Technology functions and is driving the business transformation, accelerating our customer delivery through multi-channel models and strengthening our customer engagement platforms, including Pulse.

Solmaz joined Prudential as Group Strategic Transformation Officer in May 2022, with 25 years' experience leading business change and growth in the financial services industry. His most recent role before joining Prudential was as regional Chief Executive Officer of Asia-Pacific at Allianz.

Solmaz holds a Diplom-Ökonom, Banking and Economics from the University of Duisburg-Essen.


Ben Bulmer (Age: 49)
Chief Financial Officer

Appointments: Appointed Chief Financial Officer and member of the Group Executive Committee: May 2023

Ben is a standing attendee of the Board and of the Audit and Risk Committees.

Relevant skills and experience: Ben was appointed Chief Financial Officer of Prudential in May 2023. As CFO, he is responsible for managing the Finance function, including all aspects of financial reporting and planning such as performance management including planning and forecasting, financial reporting, capital management and investment management as well as the Group Actuarial function, strategy, investor relations and sustainability.

Ben joined Prudential in 1997 and has held various leadership roles including CFO, Insurance and Asset Management, regional CFO of Prudential Asia, CFO of Eastspring Investments, the Group's asset management business, CFO of Prudential Hong Kong's Life and General Insurance businesses and Chief Accountant of Prudential Asia.

Ben is a Chartered Accountant (The Chartered Institute of Management Accountants) and holds a Bachelor's degree from The London School of Economics.


Catherine Chia (Age: 56)
Chief Human Resources Officer

Appointments: Appointed Chief Human Resources Officer and member of the Group Executive Committee: April 2023

Relevant skills and experience: In her role as Chief Human Resources Officer, Catherine leads Prudential's Group-wide people and culture agenda, to build a high-performance organisation where great talent is engaged, inspired and developed.

Catherine joined from StarHub, Singapore, where she had been Chief HR Officer since 2018, driving workforce optimisation, culture transformation, talent development and employee engagement. She also chaired the company's Covid-19 task force. Before leading the HR function at StarHub, Catherine held global and regional senior HR leadership roles in LEGO, United Overseas Bank, Dell Inc. in Singapore and Shanghai.

She holds a Bachelor's Degree with Honours in Social Sciences from the National University of Singapore. She served as a Nominations Committee member of Daughters of Tomorrow (Singapore) and was a board member of the Singapore Breast Cancer Foundation.


Avnish Kalra CA (Age: 56)
Chief Risk and Compliance officer

Appointments: Appointed Chief Risk and Compliance Officer and member of the Group Executive Committee: April 2022

Avnish is a standing attendee of the Board and of the Risk and Audit Committees.

Relevant skills and experience: In his role as Chief Risk and Compliance Officer, Avnish is responsible for the Group's risk management and compliance activities.

Before he was appointed as CRCO in April 2022, Avnish had held the position of Chief Risk Officer of Prudential Corporation Asia since July 2018. He was responsible for regulatory compliance, risk management and corporate governance across all of the Group's insurance and asset management businesses in Asia and Africa. He joined Prudential in August 2014.

Before joining Prudential, Avnish was the Asia Chief Risk Officer for Aviva for six years. He also worked at Bank of America for 14 years in various capital markets trading and risk roles across Asia.

Avnish is a Chartered Accountant who worked with PwC in India and Ernst & Young in Dubai.

Our leadership continued



Bill Maldonado (Age: 60)
CEO, Eastspring Investments Group

Appointments: Appointed Chief Executive Officer Eastspring Investments Group and member of the Group Executive Committee: September 2023

Relevant skills and experience: Having served as Chief Investment Officer of Eastspring since May 2022, Bill was appointed interim Chief Executive Officer in April 2023, an appointment which was made permanent in September 2023.

As CEO of Eastspring Investments, Bill is a member of Eastspring's Board of Directors, chairs the Eastspring Executive Management Committee and has overall responsibility for the management and strategic development of the firm. As CIO since May 2022, Bill spearheads Eastspring's investment platform across equities, fixed income, multi-asset, quantitative and alternatives, overseeing investment strategies and products.

Bill has 30 years of asset management experience and a strong track record in leading investment teams globally. Prior to joining Eastspring as Head of Equities in September 2021, Bill served as the Asia Pacific Chief Investment Officer and Global Chief Investment Officer, Equities at HSBC Global Asset Management.

Bill holds an MBA from Cranfield University, a Doctorate in Laser Physics from Oxford University and a Bachelor's Degree in Physics from Sussex University, UK and Uppsala University, Sweden.



Lilian Ng (Age: 58)
Managing Director, Strategic Business Group

Appointments: Appointed Managing Director, Strategic Business Group and member of the Group Executive Committee: July 2022

Relevant skills and experience: Lilian is Managing Director of the Strategic Business Group, responsible for the insurance operations covering the Chinese Mainland, Hong Kong and Taiwan, and the Group-wide customer, distribution and marketing strategy across the network of insurance businesses.

Lilian spearheads the Group-wide customer strategy and the corresponding strategic framework for customer segmentation and proposition, distribution, marketing and customer care to deliver customer success and drive customer advocacy.

Lilian is also the Chair of the Board of Prudential Hong Kong Limited and a Director at CITIC Prudential Life Insurance Company Limited. Lilian has been part of the Prudential family for over 25 years and has held a range of leadership roles, including Chief Financial Officer of Prudential Hong Kong, Chief Operating Officer, Insurance and Chief Executive, Insurance of Prudential Corporation Asia.

She is a Fellow of the Institute of Actuaries of Australia and holds a Bachelor's Degree in Economics from Macquarie University.



Dennis Tan (Age: 55)
Managing Director, Strategic Business Group

Appointments: Appointed Managing Director, Strategic Business Group and member of the Group Executive Committee: July 2022

Relevant skills and experience: Dennis has been CEO of Prudential Singapore since March 2020 and was appointed Managing Director of the Strategic Business Group covering Singapore, Thailand and Vietnam in July 2022. A veteran banker, Dennis has 26 years of experience in consumer banking spanning product development, segment management, marketing and sales and distribution.

Prior to joining Prudential, he was with OCBC Bank for 10 years, seven of which were spent as Head of Consumer Financial Services. Dennis spearheaded the growth of OCBC's Premier Banking business in Singapore, Malaysia, Indonesia and China as Head of Branch and Group Premier Banking. He was also a member of OCBC Bank's management committee. He is President of the Life Insurance Association's Management Committee and a council member at IBF Singapore.

Dennis has completed the Asian Financial Leaders Programme from Temasek Management Services & Singapore Management University, the Investing in Alternative Investments Program at Yale School of Management and the Stanford Executive Program at the Stanford University Graduate School of Business. He holds a Bachelor's Degree in Finance from Indiana University.

Corporate governance

Corporate governance codes – statement of compliance

The Company has dual primary listings in Hong Kong (main board listing) and London (premium listing) and has adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). This report explains how the principles set out in both Codes have been applied.

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the Board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

> The HK Code is available from www.hkex.com.hk
> The UK Code is available from www.frc.org.uk

Corporate governance principles

The table below contains references to disclosures in this Annual Report and Accounts which will enable shareholders to evaluate how Prudential has applied the principles of the UK Code and complied with the more detailed provisions.

1. Board leadership and company purpose

A	**Board promotes long-term value and sustainability** The application of principle A and a description of how opportunities and risks to the future success of the business have been considered and addressed (provision 1) is provided.	***Strategic report:*** *Pages 2 to 149*
B	**Purpose, values and strategy aligned with culture** The Board is satisfied Prudential's purpose, values and strategy are aligned with its culture. In 2023, the Board approved a strategy refresh, and a new purpose and set of values.	***Sustainability section:*** *Pages 97 to 100* ***Section 172 Statement:*** *Pages 88 to 96* ***Governance report:*** *Page 170* ***Directors' remuneration report:*** *Pages 200 to 225*
C	**Performance measures and controls** The responsibility for ensuring that the necessary resources are in place for Prudential to meet its objectives is delegated to management.	***Governance report:*** *Page 167* ***Risk management and internal control:*** *Pages 176 to 177*
D	**Engagement with stakeholders** Prudential and the Board actively engage with shareholders and stakeholders throughout the year and consider their interests. Prudential's stakeholders in this context are its customers, investors, employees, regulators, communities, governments and suppliers.	***Section 172 Statement:*** *Pages 88 to 96* ***Sustainability section:*** *Pages 103 to 104*
E	**Workforce policies and practices** Prudential has applied principle E and ensures that standards of business conduct and workforce policies which support the long-term and sustainable success of Prudential are maintained. In 2023, the Board approved an updated Group Code of Conduct. Employees are able to raise concerns under the Company's Speak Out process.	***Section 172 Statement*** *(for provision five): Pages 88 to 96* ***Sustainability section:*** *Pages 97 to 148* ***Whistleblowing (Speak Out)*** *(for provision six): Page 188*

2. Division of responsibilities

F	**Role of the Chair** Shriti Vadera was independent on appointment when assessed against the criteria in UK Code provision 10 (she was also independent under HK Code criteria). There is no requirement for independence to be determined post appointment.	***Governance report :*** *Page 166*
G	**Division of responsibilities** The Board consists of a majority of independent Non-executive Directors. There is a clear division of responsibility between the Board and the executive management team.	***Governance report:*** *Page 153* ***Nomination & Governance Committee report:*** *Pages 180 to 181*

2. Division of responsibilities continued

H	**Non-executive Directors** After reviewing the performance of the Non-executive Directors, the Board was satisfied that each Non-executive Director has sufficient time to meet their Board responsibilities and recommended them for election by shareholders at the AGM.	***Nomination & Governance Committee report:*** *Pages 181 to 182*
I	**Effective and efficient processes** The 2023 Board evaluation tested and confirmed that the Board has the necessary support and information to function effectively and efficiently. The evaluation was conducted by an external evaluator.	***Governance report:*** *Pages 173 to 175*

3. Composition, succession and evaluation

J	**Appointments and succession planning** The Board applied Principle J and provisions 20 and 23 to appointments and succession planning.	***Nomination & Governance Committee Report:*** *Pages 178 to 182*
K	**Skills, experience and knowledge** The Board and its Committees have a diverse combination of skills, experience and knowledge.	***Directors' biographies:*** *Pages 155 to 160*
L	**Board evaluation, composition and diversity** The externally facilitated Board evaluation confirmed the effectiveness of the Board and its individual members. The Nomination & Governance Committee assesses Board (and committee) composition and diversity throughout the year.	***Governance report:*** *Pages 173 to 175* ***Nomination & Governance Committee report*** *(including provision 23): Pages 178 to 181*

4. Audit, risk and internal control

M	**Integrity of financial statements** Prudential has formal and transparent policies and procedures that ensure the independence and effectiveness of its internal and external audit functions. In accordance with DTR 7.1.3(5) the Board is satisfied with the integrity of Prudential's financial and narrative statements.	***Audit Committee report :*** *Pages 186 to 189*
N	**Fair, balanced and understandable** The Board has presented a fair, balanced and understandable assessment of Prudential's position and prospects in this Annual Report and Accounts.	***Governance report*** *(including provision 27, 30 and 31): Page 195* ***Audit Committee report*** *(including provision 26): Pages 183 to 189*
O	**Internal control and risk management** The Board has established an effective internal controls and risk management framework, which is kept under regular review.	***Risk management and internal control:*** *Pages 176 to 177* ***Risk review:*** *Pages 56 to 71*

5. Remuneration

P	**Remuneration policies and practices** Prudential's remuneration policies and practices support the achievement of the Group's strategy, promote long-term sustainable success and are aligned to its purpose and values. Prudential's new purpose and values have been reflected in the remuneration framework.	***Directors' remuneration report:*** *Pages 200 to 225*
Q	**Procedure for developing policy** A formal and transparent procedure for the development of the Remuneration Policy is in place and no Director is involved in deciding their own remuneration outcome.	***Directors' remuneration report:*** *Pages 200 to 207*
R	**Independent judgement and discretion** Directors exercise independent judgement and discretion when authorising remuneration outcomes.	*The shareholder-approved Directors' Remuneration Policy sets out the limited circumstances in which the Remuneration Committee may exercise discretion. This policy is available to view on the Company's website at www.prudentialplc.com/investors/governance-and-policies/policies-and-statements*

How we operate

Board, Director and Committee responsibilities

Led by the Chair, the Board is responsible for the overall leadership of the Group, which includes:

- Delivering long-term sustainable success for shareholders and contributing to wider society;
- Approving the Group's long-term strategic objectives, business plan and budgets;
- Monitoring performance and implementation of strategy and strategic objectives, capital allocation, and business plans;
- Establishing the Group's purpose and values and ensuring that the values and culture are aligned with the Group's strategy;
- Fostering and overseeing the embedding of culture;
- Ensuring that an effective system of internal control and risk management is in place and approving the Group's overall risk appetite and tolerance;
- Approving Prudential's periodic financial reporting disclosures;
- Approving the appointment of Directors, including the Chief Executive Officer, and the appointment of the Chief Financial Officer and the Chief Risk and Compliance Officer, and ensuring an effective system of talent development and succession planning for senior leadership roles; and
- Ensuring effective engagement with stakeholders.

To help the Board carry out its functions, some of its responsibilities are delegated to the Board's principal Committees, which consist of Non-executive Directors only. The Board's principal Committees are the Audit Committee, the Nomination & Governance Committee, the Remuneration Committee and the Risk Committee. The Responsibility & Sustainability Working Group (RSWG) assists the Board with the Group's Sustainability framework and is responsible for engagement with the workforce. In 2024, the Board plans to establish a Sustainability Committee to replace the RSWG.

The Board receives regular updates on the activities of its Committees and the RSWG.

The Board's responsibilities are outlined in the schedule of matters reserved to the Board, which is available on our website at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance.

The Board's responsibilities are also subject to relevant laws and regulations, and to Prudential's Articles of Association, which can be found at www.prudentialplc.com/en/investors/governance-and-policies/memorandum-and-articles-of-association.

The roles of Chair and Chief Executive Officer are separate, with a clear division of responsibilities between the Chair's leadership of the Board and the Chief Executive Officer's responsibilities for the day-to-day management of the Group. All other Board members are independent Non-executive Directors who offer strategic guidance and constructive challenge to management. At the date of this report, the Board consists of 10 Non-executive Directors and one Executive Director, who is the CEO. From 1 April 2024, the Board will consist of 11 Non-executive Directors and the CEO, following the appointment of Mark Saunders. David Law will not stand for re-election at the AGM in line with governance guidelines, given his nine-year tenure.

The Board's size allows for effective decision-making and reflects a broad range of views and perspectives. More information on the skills and experience of individual Directors can be found in their biographies on pages 155 to 160. More information on their independence can be found on page 181.

The Chair, CEO and SID all have written terms of reference which are approved by the Board and kept under regular review.

Board meetings

The Board is typically scheduled to meet at least six times a year and at the end of each of those meetings the Non-executive Directors meet without the Executive Director present. In 2023, the Board held seven scheduled meetings and an additional four ad-hoc meetings. In addition, the Board held a full-day strategy workshop in April and went on a site visit to the Hong Kong business.

All scheduled meetings typically take place at our Head Office in Hong Kong or at one of our businesses, providing opportunities for Board members to engage directly with management and the wider workforce. Additional meetings are scheduled as required and are often held virtually, particularly if called at short notice.

Board and Committee papers are typically provided one week ahead of a meeting and where a Director is unable to attend a meeting, their views are canvassed in advance by the Chair if possible.

The Chief Financial Officer, the Chief Risk and Compliance Officer, and the Company Secretary have a standing invitation to all Board meetings (except for private meetings of the Non-executive Directors).

How we operate continued

Roles, responsibilities and meeting attendance

Role and responsibilities	Board member	Board meeting attendance in 2023[1]: Scheduled Board meetings	Board meeting attendance in 2023[1]: Ad-hoc Board meetings	AGM attendance 2023
Chair The Chair is responsible for the leadership of the Board in its role to promote the long-term sustainable success of the Company and in holding management to account. She shapes the culture in the boardroom, is responsible for ensuring the Board's effectiveness and leads on Director-level succession. The Chair sets the Board's agenda, with a focus on strategy, performance and value creation, and ensures effective communication with shareholders and other stakeholders. Together with the CEO, she also represents the Group externally. *Read more in Chair's Statement, pages 10-11*	Shriti Vadera	7/7	4/4	1/1
CEO The CEO is accountable to, and reports to, the Board. He is responsible for the day-to-day management of the Group, including developing and recommending the Group's long-term strategic objectives and business plans to the Board. He is also responsible for executing the approved strategy and business plans, and embedding the Group's values and culture. The CEO plays a key role in establishing the Group's internal controls framework. *Read more in Strategic report, pages 4-149*	Anil Wadhwani	7/7	4/4	1/1
Non-executive Directors Non-executive Directors offer constructive challenge to management and hold them to account against agreed performance objectives.They also provide strategic guidance, offer specialist advice and serve on at least one of the Board's Committees.	Jeremy Anderson	7/7	4/4	1/1
	Arijit Basu	7/7	4/4	1/1
	Chua Sock Koong	7/7	4/4	1/1
	David Law[2]	7/7	3/4	1/1
	Ming Lu[3]	7/7	1/4	1/1
	Philip Remnant[4] (until May 2023)	4/4	2/2	1/1
	George Sartorel	7/7	4/4	1/1
	Claudia Suessmuth Dyckerhoff[2]	7/7	3/4	1/1
	Tom Watjen[4] (until May 2023)	2/4	2/2	1/1
	Jeanette Wong[5]	6/7	4/4	1/1
	Amy Yip	7/7	4/4	1/1
Senior Independent Director The SID acts as a sounding board for the Chair and supports her in the delivery of her objectives. The SID is also an intermediary for other Directors and shareholders as needed and leads the annual performance evaluation of the Chair.	Jeremy Anderson			
Committee Chairs Committee Chairs are responsible for the leadership and governance of their respective Committees. They set the agenda for Committee meetings and report to the Board on Committee activities. ***Audit Committee report*** *– Page 183* ***Nomination & Governance Committee report*** *– Page 178* ***Directors' remuneration report*** *– Page 200* ***Risk Committee report*** *– Page 190*	David Law[6] (Audit Committee)			
	Shriti Vadera (Nomination & Governance Committee)			
	Chua Sock Koong (Remuneration Committee)			
	Jeremy Anderson (Risk Committee)			

(1) The Board held seven scheduled meetings, one of which took place over one and a half days, and four ad-hoc meetings.
(2) David Law and Claudia Suessmuth Dyckerhoff were unable to attend one ad-hoc Board meeting, arranged at short notice.
(3) Ming Lu was unable to attend three ad-hoc Board meetings, arranged at short notice. Please see further information on page 182
(4) Philip Remnant and Tom Watjen retired as Directors on 25 May 2023.
(5) Jeanette Wong was unable to attend one scheduled Board meeting.
(6) Jeanette Wong will succeed David Law as Audit Committee Chair from 20 March 2024.

Standing Committee

In addition to the principal Committees and the RSWG, the Board operates a Standing Committee that meets to discuss any ad-hoc urgent issues which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and can attend meetings and receive all related documents. Before making decisions, the Standing Committee must agree that the topics for discussion do not require consideration by the whole Board. The Standing Committee allows for agile decision-making when needed, while ensuring that the Board receives all feedback and that all Directors can contribute. In 2023, the Standing Committee met three times.

Delegation to management

While responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the CEO, the CEO delegates certain responsibilities to senior executives through management reporting lines (principally to other members of the GEC).

The members of the GEC, and short biographies of each individual, can be found on pages 161 to 162.

The CFO and CRCO are part of the GEC, with the Board approving their appointment and removal. Their performance reviews include feedback from the Chairs of the Audit and Risk Committees respectively, and their remuneration is determined by the Remuneration Committee.

The GEC meets every week and supports the CEO in the day-to-day management of the business and the implementation of strategy.

Strategic Business Groups bring together our mature and growth businesses within different markets to drive performance, operational excellence and the sharing of best practice. The Managing Directors of these groups are responsible for the operational results of the businesses within their group and for the Group-wide delivery of enabling functions. The Eastspring CEO is responsible for the growth of Eastspring's business and the delivery of its investment performance.

Business review meetings take place every quarter to review business performance over the previous quarter and discuss the outlook and plans for the upcoming quarter, led by the CEO. Each quarterly meeting has different focus areas, for example results preparation in the first quarter and the business plan in the fourth quarter of the year. Participants include members of local executive committees, members of the GEC and other key members from head office and the Strategic Business Groups.

Subsidiary governance

Prudential is committed to high standards of governance across the whole Group. The Group Governance Manual (GGM) outlines the Group-wide approach to governance, risk management and internal control, and helps embed it into the day-to-day operations of the business. The principles that guide our business activities are set out in the Group Code of Conduct (Code), which sits at the heart of the GGM.

The Code is reviewed yearly by the RSWG and is approved by the Board. The 2023 review brought the Code in line with Prudential's refreshed values, making the standards of business and personal conduct more engaging and clearer for everyone. All employees confirm every year that they have adhered to these standards. The Code can be found on our website www.prudentialplc.com/investors/governance-and-policies/code-of-business-conduct.

The GGM also outlines the Group's governance framework, Group-wide policies and standards, including the Group Risk Framework, delegated authorities and lines of responsibility, and is supported by a programme of regular training across the Group.

The Nomination & Governance Committee carries out regular reviews of the Group's governance framework, monitors significant governance policies, including those of the Group's Material Subsidiaries (as described below), and makes recommendations to the Board when needed. The Risk Committee approves the GGM's Group Risk Framework, an integral part of the GGM, while the Audit Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through an ongoing GGM policy exemption and breach reporting process. This includes compliance with our risk management framework, which is summarised on pages 176 to 177 of this report.

Reflecting the developing nature of the Group and the markets we operate in, the GGM is reviewed regularly with any significant changes to key policies reported to the relevant Board Committee or the RSWG. The GGM helps the Board embed the Group's system of risk management and internal control into the day-to-day operations of the business.

Material subsidiaries

The Group's Material Subsidiaries are made up of our insurance subsidiaries in Hong Kong, Indonesia, Malaysia and Singapore and the Eastspring holding company.

Subsidiary	GEC member responsible
Prudential Hong Kong Limited	Lilian Ng, Managing Director of the Strategic Business Group including Hong Kong
PT Prudential Life Assurance (Indonesia)	Solmaz Altin, Managing Director of the Strategic Business Group including Indonesia and Malaysia
Prudential Assurance Malaysia Berhad	Solmaz Altin, Managing Director of the Strategic Business Group including Indonesia and Malaysia
Prudential Assurance Company Singapore (Pte) Limited	Dennis Tan, Managing Director of the Strategic Business Group including Singapore and CEO, Prudential Assurance Company Singapore
Eastspring Investments Group Pte. Ltd.	Bill Maldonado, CEO, Eastspring Investments Group

Prudential's Material Subsidiaries and a number of other subsidiaries have appointed independent non-executive directors to their boards and have established audit and risk committees with standard terms of reference. All audit and risk committees of the Material Subsidiaries, as well as a number of those of other subsidiaries, are chaired by an independent board member. To ensure consistent communications, the Chairs of the Group Audit and Risk Committees maintain regular dialogue with their counterparts in each of the Material Subsidiaries. Material Subsidiaries and other life insurance businesses that operate local audit and risk committees provide written updates to Group-level Committees and can refer issues to the Group Committee Chairs or management if needed.

In 2023, the Chairs of the Group Audit and Risk Committees hosted an online subsidiary governance forum, where they met with Non-executive Directors from each of the Material Subsidiaries to discuss areas of mutual importance, including the Group's strategy, performance, sustainability and key areas of focus in audit and risk.

Regulators

Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong IA Insurance Ordinance and falls within the scope of the Hong Kong IA's Group-wide Supervision (GWS) Framework. The GWS Framework includes requirements for Hong Kong insurance groups to have appropriate corporate governance arrangements in place, and to maintain appropriate internal controls for the oversight of their business.

Individual regulated entities within the Group are also subject to entity-level regulations in the jurisdictions in which they carry out business.

We are committed to holding constructive discussions with regulators and our Chair, CEO and CRCO represent the Group in these interactions.

Directors' inductions, training and development

The induction programme for new Non-executive Directors covers a series of core topics, including an overview of the Group, its key businesses and the control environment, as well as content tailored to reflect the new Board member's role and any particular needs identified during the recruitment process. The induction includes written materials, presentations and meetings with the Chair, the CEO, the CFO, the CRCO and the Chairs of the Board's Committees and the RSWG (as appropriate). Additional meetings with members of senior management at Group and local level can also be held to develop the Director's knowledge of the business. Each new Board member is also assigned a longer-tenured Non-executive Director to support them in their new role and provide advice and feedback. New Directors usually join the Audit or Risk Committee to develop their knowledge of the business.

In addition to the induction of Claudia Suessmuth Dyckerhoff in 2023 (see page 169), the CEO received an in-depth induction programme, led by the Company Secretary and overseen by the Chair, in relation to his role and duties as Chief Executive Officer and Director.

Throughout the year, the Board and its Committees received regular business updates and participated in deep-dive sessions that helped to develop their knowledge of individual businesses, current and emerging issues relevant to the Group and particular products and business opportunities. This included in-depth sessions about the Group's operations in different markets. In 2023, these sessions were focused on deep dives to support the Board's consideration of the Group's refreshed strategy, including the drivers of value underpinning the Group's strategy, market analysis and trends, macroeconomic trends, and each of the key pillars and enablers of the strategy.

The Board also received updates on a number of topics, including macroeconomic and geopolitical risks, the continued transformation of the Group into an Asia- and Africa-focused business and the development of the Group's purpose and values. The Board and the Audit Committee received updates on the implementation of the new financial reporting standard, IFRS 17, which became effective from 1 January 2023, including the impact on the Group's financial reporting.

All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to ask for specific updates during the year. At the end of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on a yearly basis. All Directors have the right to obtain professional advice at Prudential's expense.

Stakeholder engagement

Information on the Board's engagement with, and discussion of, stakeholder views as part of the Board decision-making process can be found on pages 88 to 96.

Employee voice

Prudential's programme for workforce engagement is led by the RSWG and all Board members take part in engagement activities. An overview of the workforce engagement activities during 2023 can be found in the Section 172 statement on page 92.

Shareholder Communication Policy and engagement

We have dual primary listings on the Hong Kong Stock Exchange and the London Stock Exchange, as well as a secondary listing on the Singapore Stock Exchange and a listing of American Depositary Shares on the New York Stock Exchange. These listings are each subject to rules that inform our Shareholder Communications Policy.

This policy provides that shareholders and the larger investment community are provided with timely access to balanced and understandable information about the Company, and its financial performance, strategic goals, plans and material developments. This helps all shareholders and prospective shareholders exercise their rights in an informed manner.

Information released by the Company to these stock exchanges is also posted on the Company's website (www.prudentialplc.com). Prudential's corporate communications are available in English and Chinese.

To better understand shareholder views, the Chair holds an annual engagement programme with major shareholders focusing on governance and strategy. The Remuneration Committee Chair also engages with major shareholders annually to hear their feedback on remuneration decisions and policy proposals. Other Non-executive Directors, in particular the SID and Committee Chairs, are available to meet with major shareholders on request. Shareholders can share their views on issues affecting the Company through various channels throughout the year, including investor events. Retail shareholders can access dedicated services through the Company's Registrars, EQ in the UK and Computershare in Hong Kong. More information can be found in the 'Shareholder information' section on page 401 and on the Company's website, including contact details for the Group's Secretariat.

The Board conducts an annual review of its Shareholder Communications Policy. For the year ended 31 December 2023, the Board concluded that the Shareholder Communications Policy continues to be effective.

During 2023, almost 600 meetings were held with over 480 institutional investors in Asia, the US, Europe and the UK. The CEO or another member of the GEC attended 192 of these meetings, which took place as one-to-one sessions, group meetings, panels or in some cases walking tours organised by brokers. You can find a summary of the Board's stakeholder engagement activities in the Section 172 statement on pages 88 to 96. These views and opinions are taken into account by the Board when making strategic decisions.

The Group provided a strategy update alongside its 2023 Half Year Report which was followed by an extensive programme of investor interactions. The Group continues to host presentations in Hong Kong, with open communications with shareholders and the research community supported by live and online material. The Managing Directors of the Group's Strategic Business Groups also provide regular updates. The Group remains focused on supporting an increase in share trading liquidity on the Hong Kong line and has maintained an enhanced programme of related marketing in the Asia region, particularly on the Chinese Mainland and in Hong Kong, targeting both retail and institutional investors.

The Group's AGM in 2023 was a hybrid meeting with shareholders attending in-person and online. The Group plans to continue to offer both in-person and online communications to investors in the year ahead.

Induction of Claudia Suessmuth Dyckerhoff

In January 2023, Claudia Suessmuth Dyckerhoff joined the Board as an Independent Non-executive Director and member of the Risk Committee and the RSWG.

As part of her induction, Claudia visited the head offices in London and Hong Kong, where she met with members of the Board and Group Executive Committee as well as functional leads. Additionally, Claudia visited the Singapore and Indonesia businesses for meetings with local management teams, receiving detailed briefings on each business and experiencing directly how businesses support their customers and distributors. Given her background in healthcare, she met with the chief health officers in these markets to better understand their health businesses.

Through her induction, Claudia gained insight into the Group's business, strategy, operations, risk profile and culture. She also received briefings on her duties as a Director under relevant UK and Hong Kong corporate governance frameworks and the Group's regulatory environment. In addition, she participated in Board deep-dive sessions and one-to-one meetings with senior management which helped her gain an understanding of the various Strategic Business Groups and the Eastspring asset management business.

Specifically for her role, Claudia met with the Chairs of the Risk Committee and RSWG. As a member of the Risk Committee, Claudia met with the CRCO who provided an overview of the Group's risk profile, risk framework and key risks, and had more detailed sessions with senior members of the Risk team covering areas such as risk appetite limits and triggers, capital regimes, conduct, and financial crime. She also met with the Chief of Internal Audit who provided an overview of Group-wide Internal Audit and its recent activities, with the external auditor who shared their views on Prudential's financial reporting, and with the Chief of Financial & Capital Reporting who provided a briefing on the Group's key performance indicators and balance sheet and also provided training on IFRS 17.

To learn more about the RSWG and its activities, Claudia met with the Director of ESG and received a briefing on the Group's ESG strategic framework. The Group HR Director briefed Claudia on the Group's culture framework and workforce strategies and initiatives, including D&I and employee wellbeing priorities.

These meetings were tailored to Claudia's role at Prudential and provided her with a detailed view of current issues and emerging themes, as well as an understanding of the interests of the Group's key stakeholders.

Jeremy Anderson was chosen as the long-standing Non-executive Director to support Claudia during her first year on the Board. Following the conclusion of her formal induction programme, Claudia provided the Company Secretary with feedback on the programme.



"My induction gave me an excellent introduction to the business, my role and our key stakeholder groups. It was particularly valuable to meet with many of our teams and hear first hand from local teams what their significant issues and areas of focus are. This has given me a thorough understanding of our Strategic Business Groups and helped me contribute effectively to Board and Committee discussions immediately.

Key areas of focus – how the Board spent its time in 2023

The refresh of the Group's strategy was a key area of focus for 2023. After the refresh was announced in August, the Board was engaged throughout the year in certain key milestones.

Strategy

Preliminary assessment

- The Board provided initial feedback on the suggested scope of the strategic review (November 2022).
- Preliminary strategic assessment of current portfolio and emerging themes discussed by the Board, ahead of the CEO's appointment in February 2023.

Discussion of emerging themes

- A Board off-site workshop was led by the CEO to share his emerging thinking, for discussion and feedback from the Board. Key value drivers were defined and a first outline of the new strategic framework began to take shape (April 2023).
- The Board attended externally facilitated market deep-dive sessions to provide Non-executive Directors with more in-depth insight into market trends, opportunities and challenges, and implications for Prudential, particularly in respect of adjacent markets (June 2023).
- A Board workshop shared the strategic and value-creation narrative and explored the key strategic pillars and Group-wide enablers within the new strategic framework (June 2023).

Approvals

- The Board approved the new strategy and market messaging, including financial objectives (July 2023).
- The Board approved the new strategic and operating plan (December 2023).

Implementation and ongoing oversight

- Development of detailed success metrics for each pillar and enabler (December 2023).
- Oversight of execution of strategy began in early 2024, with regular updates to the Board against agreed success metrics.

As part of the strategy update in 2023, the Board took the opportunity to review the Group's purpose and values given the significant changes in the organisation and the appointment of a new CEO. The Board was engaged throughout the year in certain key milestones.

Purpose and values

Development of purpose and values

- Culture was identified as one of the value drivers for the Group's strategy. The CEO shared his thoughts on organisational culture and the Board agreed a roadmap for the development of the new purpose and values. (April 2023).
- The Board provided input into the development of the purpose and values, which are shaping our culture. This included individual interviews with Non-executive Directors and members of the GEC in the discovery and evidence generation phases.
- The RSWG discussed the proposed refresh of our purpose and values (July 2023).
- The Board discussed the alignment of the refreshed purpose and values to Prudential's new strategy (July 2023).

Approvals

- The Board approved the new purpose and values (July 2023).
- The Board approved the updated Code of Conduct, which incorporates and supports our new values (October 2023).
- Consideration by the Remuneration Committee of how the new values and desired behaviours are incorporated into remuneration structures (December 2023).

Implementation and ongoing oversight

- Our new purpose and values (The PruWay) were rolled out (from August 2023).
- Updates were provided to the RSWG (October 2023 and February 2024) and the Board (December 2023) on roll-out plan and communications.
- Assessment and monitoring of culture to measure how the new values are being embedded into the organisation commenced. Regular updates from initiatives such as employee surveys will be provided to the RSWG and the Board (from 2024).

A detailed schedule of key areas discussed by the Board during 2023 is set out overleaf.

Strategy, business plan and capital

Business and strategy deep dives

- Reviewed and scrutinised the strategic and operational performance of the business in key markets and across distribution channels;
- Deep dives into the strategic pillars and enablers underpinning the Group's refreshed strategy, including: customer, distribution, health, wealth and technology;
- In addition there was a deep dive into the Group's life business in Singapore, and reviews of the Group's joint ventures in China and India, which included updates on business performance and growth prospects and a review of the economic and regulatory landscape; and
- Discussed macroeconomic and geopolitical trends affecting the Group's key markets, supported by an external economist.

Business plan and budget

- Approved updates to the 2023-2025 business plan to reflect the opening of the Hong Kong-Mainland China border, and IFRS 17;
- Approved the 2024-2026 business plan;
- Approved the 2024 strategic priorities;
- Approved entry into a strategic partnership with Microsoft;
- Reviewed and approved a transformation project for the Finance function across the Group;
- Approved the revised partnership agreement with Vietnam International Bank; and
- Considered and approved any spend over $30 million.

Capital

- Oversaw an increase in the allocation of capital invested in organic new business and investments in capabilities, following the restructuring of the Group into an Asia- and Africa-focused growth business;
- Reviewed the Group's sources and uses of capital as part of the business planning process; and
- Approved a capital injection into CITIC-Prudential Life Insurance Company Limited.

Performance, business and operations

Reports from CEO, CFO and CRCO

- Received regular reports from the CEO, CFO and CRCO
- Received reports from regional business heads.

Financial results

- Reviewed and approved the half-year and full-year results and the US Form 20F, including overseeing the adoption of IFRS 17; discussed its impact on operating profit and received updates from the Audit Committee on the production of the opening balance sheet;
- Considered fair, balanced and understandable requirements in the half- and full-year financial reports, after a review by the Audit Committee;
- Reviewed and approved the Going Concern and Viability Statements that appeared in the 2022 Annual Report;
- Approved the 2022 second interim dividend and first interim dividend for 2023;
- Reviewed and approved updates to the Dividend Policy; and
- Approved quarterly performance updates for Q1 and Q3.

Customers

- Customers are considered as a core part of all discussions on business performance and operations;
- Discussed customer proposition, products and customer service as part of deep dives and regular business updates;
- Discussed the evolution of Prudential's digital strategy and key areas of focus; and
- Considered the impact of macroeconomic trends on customers and discussed initiatives to mitigate the impact of them.

Governance, approvals and Board succession

Approvals

- A number of routine and administrative proposals put to the Board for approval;
- Reviewed the Terms of Reference for the Board, its Committees, senior Board roles and other standing delegations; and
- Approved key matters requiring Board approval under internal policies and noted key matters approved by management.

Board Committees

- Received reports from the Chairs of the Audit, Nomination & Governance, Remuneration and Risk Committees, and the RSWG;
- Considered updates to the Group risk appetite; and
- Approved the Own Risk and Solvency Assessment for submission to the Hong Kong Insurance Authority.

Shareholder meetings

- Approved key items for, and attended, the AGM.

Board evaluation and succession planning

- Oversaw the process to appoint a new CFO;
- Approved other Board appointments and Committee changes on the recommendation of the Nomination & Governance Committee;
- Discussed the Non-executive Directors' skills matrix and identified key areas of focus for future Non-executive Director succession planning;
- Received the findings of the 2022 internal Board evaluation, discussed and agreed the action plan and monitored progress; and
- Considered succession planning for the CEO and GEC roles, including a revised framework and approach to talent development and succession planning, which was discussed further by the RSWG and the Nomination & Governance Committee.

Stakeholders

Investors

- Received regular reports from the Chief of Investor Relations on shareholder-related matters. Also received feedback from the Chair on her annual shareholder engagement programme and the additional meetings she offered in connection with the CEO succession process;
- Regularly informed of feedback and key topics of interest from management's ongoing shareholder engagement activities;
- Kept appraised of investor and UK and Hong Kong governance themes; and
- Discussed development of the investor base and increasing liquidity in Hong Kong.

Workforce

- Received updates from the RSWG and directly from the CHRO on various people, culture and talent initiatives including the 2023 people and culture priorities and key priorities for 2024;
- Attended the employee Collaboration Jam and discussed feedback from employee engagement activities;
- Reviewed and approved the Group's refreshed purpose and values statements and satisfied itself that these and the Group's desired culture are aligned;
- Approved refreshed Group Code of Conduct; and
- Oversaw the start of the roll-out and embedding of values and Group Code of Conduct.

Regulators

- Received regular reports on the Group's engagement with its key regulators;
- Received detailed briefing from the Hong Kong Insurance Authority (Hong Kong IA) on key observations and themes from the Regulatory College Letter, expectations of the Group and an overview of the GWS framework; and
- Received reports from the Head of Group Government Relations on key government and political developments, regulatory policy updates and steps taken to develop and strengthen government relation capabilities in priority markets.

Government and wider society

- Received regular reports on ESG policy developments;
- Approved the Climate Transition Plan for publication alongside the 2022 ESG Report; and
- Approved new commitment to a 55 per cent reduction in our weighted average carbon intensity by 2030 in line with our commitment to net zero by 2050.


175 YEARS

Case study: *Board visit* to Prudential Hong Kong Limited

In April, the Board visited Prudential Hong Kong Limited (PHKL), one of our Material Subsidiaries. This was an opportunity for the Board to speak with colleagues and agents and to find out how the business had responded to the reopening of the border between Hong Kong and the Chinese Mainland. It was also an opportunity to discuss PHKL's plans to further enhance its customer propositions and servicing and the support it provides to its agency force.

As well as presentations on the business, the visit involved interactions with PHKL's employees, agents and strategic partners including:

- Meeting with agency leaders to celebrate successes and share views on market opportunities and how Prudential enables them to succeed;
- Seeing examples of the innovative ways in which Prudential and its strategic partners are developing and using technology to better serve customers and support agents; and
- Spending time with the local management team as well as with top talent, in order for the Board to hear directly from potential future leaders.

To celebrate the Group's 175-year anniversary, the Board hosted a dinner with local and regional management, agency leaders and key partners.

Board effectiveness

The Board carries out formal and rigorous evaluations of its performance and that of its committees and individual Directors. These evaluations are overseen by the Nomination & Governance Committee and are carried out each year. In line with governance guidelines, this year's assessment was carried out by an external evaluator.



Year 1
Internal Board Evaluation
questionnaire-based review, led by the Chair and supported by the Company Secretary
Year 2
Internal Board Evaluation
questionnaire-based approach, largely similar to year 1 to allow comparison, with additional topical questions
Year 3
External Board Evaluation
interview-based review, facilitated externally

External evaluation process for 2023/24

1 Scoping

- The Nomination & Governance Committee discussed potential external evaluators and approved Ffion Hague of Independent Board Evaluation as the evaluator for 2023.
- The Chair and Company Secretary briefed Ffion Hague on the operation of the Board and its Committees and areas of enhancement from recent internal evaluations.
- Ffion Hague drafted questions for the 2023 review.

2 Interviews

- The evaluation included seeking feedback, via face to face interviews, from each Director, the Company Secretary, senior management and other non-Board contributors such as the auditor.

3 Observation

- Ffion Hague observed meetings of the Board, each of the principal Board Committees, as well as the RSWG.

4 Feedback

- Ffion Hague provided feedback on the effectiveness of the Board as a whole, each of its principal Committees, and the RSWG.
- Ffion Hague provided feedback to the Chair on Directors' individual performance and to the SID on the performance of the Chair.
- The Board and each Committee discussed the results of the evaluation and steps to address the recommendations.
- The Chair provided feedback to Directors in one-to-one discussions on their individual performance and the SID provided feedback to the Chair on her performance.

2023 review and actions for 2024

The performance evaluation of the Board and its Committees for 2023 was conducted externally by Ffion Hague of Independent Board Evaluation (IBE). The external nature of the review met the provisions of the UK Corporate Governance Code, which provides that external evaluations should happen at least every three years.

The Nomination & Governance Committee is responsible for overseeing the process by which the Board, its Committees and individual Directors' effectiveness is assessed. The Committee decided to appoint IBE, who had undertaken the last externally-facilitated review in late 2020. The 2020 review had focussed on forward-looking observations to support the Chair as she took over the role in January 2021. The Committee considered IBE to be best placed to reflect on the progress made by the Board since that time, understanding the nature of the transformation that the Group and the Board had been through since then.

IBE does not have any other connections with the Company or any of the Directors and there were no concerns about their ability to exercise independent and objective judgement.

The evaluation included seeking feedback, via face to face interviews, from each Director, the Company Secretary, senior management and other non-Board contributors. Ffion Hague attended and observed meetings of the Board, its Committees and the RSWG. The Company Secretary was responsible for providing IBE with access to relevant meeting materials and any other support requested. The Senior Independent Director was identified as the escalation point for the review, if needed.

All Board members were interviewed according to a set agenda, tailored for the Board, which covered all main functions of the Board and aspects of its effectiveness including Board performance and focus, Board composition, Board culture, the Board's relationship with management, succession planning, induction and training, and the support provided to Board members.

Draft conclusions were discussed with the Chair and the Chairs of the Committees and RSWG before being presented to the Board in early March 2024. The Board discussed the review's observations and recommendations and exchanged thoughts on actions to respond to them.

IBE's report highlighted the positive and collaborative atmosphere around the Board table, the open culture of transparency between the Board and the management team, the Board's strong relationship with the Chief Executive Officer and senior management team, the strength of its risk oversight and that there was a diverse and relevant mix of skills around the table. The Report noted the relative newness of many Board members and the management team, which meant that the Board was still in its forming stage. Whilst the early signs were very positive, the Report made a number of suggestions to help the Board accelerate the learning curve in order to get it operating at its full potential as soon as possible.

- Induction and education – effective induction programmes for new Directors and increased travel by the Board/Committees in order to spend more time getting to know the business and each other, and setting expectations for the amount of time needed to do this.
- Relationship with senior management – structured approaches to increasing informal interaction between Non-executive Directors and senior management, and for formalising employee engagement activity.
- Defining the model: both in terms of Board/Committee responsibilities and central/local functions, to help new Board members and to create more space at Board meetings for more strategic thinking.

Through the evaluation and subsequent discussion, the Board identified areas of particular focus and related actions:

Theme	Summary of actions
Induction and education	– Enhance Non-executive Director induction processes – Board scheduling to maximise opportunities for Board travel to markets together post Covid
Relationship with senior management	– Develop a more structured approach to the development of relationships between the Board and the GEC talent pipeline
Operation of the Board	– Continue focus on streamlining Board papers and honing key messages
Group governance	– Review articulation of Group model and interaction between Group and subsidiary boards and committees – Formalise the Responsibility & Sustainability Working Group as a Sustainability Committee with responsibilities to include leading on workforce engagement

Actions during 2023 arising from the 2022 review

Theme	Summary of actions	Progress in 2023
Board dynamics	– Continue to build Board and senior management relationships and ways of working, recognising the relative newness of the senior management team and many Board members and the recent return of in-person meetings.	– Created more opportunities for Board members to spend time with each other and with management outside Board meetings. – Continued use of private meetings (with and without the Executive Director present) to foster open discussion and ensure alignment of expectations between the Board and senior management, and ensure that relationships are constructive.
Meeting management and support	– Drive greater consistency across all management papers/presentations to focus the Board on key matters and support good discussion; – Continue to create opportunities for a wider group of management to present at Board meetings and for Board members to interact with future leaders within the organisation; and – Review suite of non-financial KPIs.	– Good progress noted, with paper quality rated highly, but there remains room for continued improvement and greater consistency. Group Secretariat issued updated paper preparation guidance, embedded through internal training and feedback loop; – A broader group of presenters has been introduced to the Board. In addition, Board members had increased opportunities to meet with future leaders both at a Group and local level, including through the Board visit to Prudential Hong Kong Limited, and individual Director visits to other markets; and – The refresh of the Group's strategy in 2023 included the development of a suite of financial and non-financial metrics, and a dashboard to support monitoring of strategy execution was approved.
Succession planning and talent development	– Following senior leadership changes in 2022, the Nomination & Governance Committee to oversee the refresh of CEO succession and development, and the GEC succession development plans by the CEO; and – Continuing to oversee, through the RSWG, the development of a systematic approach to talent development across the Group.	– The approach to talent management is a key enabler of Prudential's strategy and Board members were engaged throughout 2023 on this area; – A revised framework for talent development and succession planning was discussed at a joint meeting of the RSWG and the Nomination & Governance Committee, and then the Board; – Given the importance of the topic, succession planning for GEC roles including the CEO was discussed with the Board as a whole; and – The Board provided feedback on the methodology and further discussions at Board level are scheduled for 2024.

Director evaluation

As part of the external Board evaluation, Ffion Hague provided feedback to the Chair on the performance of the Non-executive Directors and of the CEO, in his role as a member of the Board. The Chair discussed the individual feedback with the CEO and each Non-executive Director. Ffion Hague also provided feedback on the Chair's evaluation to the SID who discussed this with the Non-executive Directors in a private meeting and then with the Chair. The outcome of these evaluations inform the Nomination & Governance Committee's recommendation for Directors to be put forward for re-election by shareholders.

The performance of the CEO, in his executive capacity, is subject to regular review. As part of the yearly performance evaluation of all employees, the Chair assessed the performance of the CEO in consultation with the Non-executive Board, while the CEO appraised the performance of all other members of the GEC. The Chair of the Risk Committee provided feedback to the CEO on the performance of the CRCO and the Chair of the Audit Committee provided feedback to the CEO on the performance of the CFO. GEC members' performance, including that of the CEO, is also reviewed by the Remuneration Committee as part of its decision-making.

Risk management and internal control

The Board is responsible for making sure that an appropriate and effective system of risk management and internal control is in place across the Group.

The framework of risk management and internal control centres on clearly delegated authorities that provide Board oversight and control of important decisions. The framework is underpinned by the Group Code of Conduct, which sets out the ethical standards of the Board, employees, agents, suppliers and others working on behalf of the Group. It is supported by a set of Group-wide principles and values that outline the way the Group expects business to be carried out while striving to achieve its strategic objectives. This framework is designed to monitor and manage, rather than eliminate, the risk of not meeting these objectives, while taking into account the interests of our different stakeholders.

As a provider of financial services, the Group recognises the interests of a broad spectrum of stakeholders and that managed acceptance of risk lies at the heart of the business. As a result, effective risk management represents a key source of competitive advantage for the Group. Through selective exposure to risk, we seek to generate customer and shareholder value, where these are an outcome of chosen business activities and strategy. These risks will be reduced when it is cost-effective to do so. The Group's systems, procedures and controls are designed to manage risk appropriately, and our resilience and recovery plans aim to maintain our ability and flexibility to respond in times of stress. There are some financial and non-financial risks for which the Group has no tolerance, and these are actively avoided.

Internal control

The Group Governance Manual (GGM) sets out the general principles by which we conduct our business and defines our Group-wide approach to governance, risk management and internal control. More information on the GGM can be found on page 167.

Group-wide policies, internal controls and processes, based on the GGM, are in place across the Group and include controls around the preparation of financial reporting. The operation of these controls and processes supports the preparation of reliable financial reporting and of local and consolidated financial statements that adhere to applicable accounting standards, and the requirements of the Sarbanes-Oxley Act. These controls include certifications by the CEO and CFO of each business on the accuracy of information provided for use in the Group's consolidated financial reporting, and the assurance work carried out as required by US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group's system of internal control. The Audit Committee is supported by the assurance work carried out by Group-wide Internal Audit (GwIA) and the Group's Material Subsidiary audit committees, which oversee the effectiveness of controls in each respective business. Details of how the Audit Committee oversees the framework of controls and their effectiveness on an ongoing basis can be found on pages 183 to 189.

Risk management

A key part of the GGM is the Group Risk Framework, which requires all businesses to have established processes for i) identifying; ii) measuring and assessing; iii) managing and controlling; and iv) monitoring and reporting the risks facing the business.

The Board determines the nature and extent of the principal risks it is willing to take to achieve its strategic objectives while taking into account the interests of our stakeholders. The Board has delegated authority to the Risk Committee to assist it in providing leadership, direction and oversight of the Group's overall risk appetite, risk tolerance and strategy. The Risk Committee also oversees and advises on the current and potential future risk exposures of the Group; reviews and approves the Group's risk management framework, including changes to risk limits within the Board-approved risk appetite; and monitors the effectiveness of the framework and adherence to the various risk policies. Its regular activities can be found on pages 190 to 194.

The Group's risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the 'three lines model': risk-taking and management, risk control and oversight, and independent assurance.

Formal review of controls

A formal evaluation of the risk management and internal control system is carried out at least once a year. Before the Board reaches a conclusion on the effectiveness of the system in place, the report is considered by the Disclosure Committee and the Audit Committee, with risk-specific disclosures in the report also reviewed by the Risk Committee. This evaluation takes place before the publication of the Annual Report.

As part of the assessment, businesses carrying out the annual risk and control evaluation must produce a business controls report that includes the outcome of their risk and control assessment, including any relevant issues identified and reported by other Group oversight functions, findings from reviews undertaken by GwIA, which carries out risk-based audits across the Group, and any material issues arising from any external regulatory engagements. Any breaches or exemptions raised under Group policies and their implications for the functioning of internal controls are also considered. The Group Governance function, under the direction of the CRCO, supports the carrying out of this evaluation process.

The Group's effectiveness assessment follows the UK Financial Reporting Council (FRC) guidance on risk management, internal control and related financial and business reporting. In line with this guidance, the evaluation does not apply to material joint ventures and associates where the Group does not exercise full management control. In these cases, the Group ensures that suitable governance and risk management arrangements are in place to protect the Group's interests. Moreover, the relevant Group company which is part of the joint venture or associate must also comply with the requirements of the Group's internal governance framework.

Three lines model

First line (risk-taking and management)

- Takes and manages risk exposures in accordance with the risk appetite, mandate and limits set by the Board;
- Identifies and reports the risks that the Group is exposed to, and those that are emerging;
- Promptly escalates any limit breaches or violations of risk management policies, mandates or instructions;
- Identifies and promptly escalates significant emerging risk issues;
- Establishes and maintains appropriate and effective structures, processes and controls for the management and mitigation of risk and issues/incidents on a day-to-day basis;
- Manages the business to ensure full compliance with the Group risk management framework as set out in the GGM; and
- Ensures adherence to all relevant regulations.

Second line (risk control and oversight)

- Assists the Board to formulate the risk appetite and limit framework, risk management plans, risk policies, risk identification, measurement, assessment and risk reporting processes; and
- Reviews and assesses the risk-taking activities of the first line, and where appropriate challenges the actions being taken to manage and control risks and approves changes to controls.

Third line (independent assurance)

- Provides independent assurance on the design, effectiveness and implementation of the overall system of internal controls, including governance structures and processes, risk management and compliance.

Each business must implement a governance structure based on the three lines model proportionate to its size, nature and complexity, and to the risks that it manages.

Effectiveness of controls

As outlined by provision 29 of the UK Code and provisions D.2.1, D.2.2 and D.2.3 of the HK Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2023. This review covered all material controls, including financial, operational and compliance controls, risk management systems, budgets and the adequacy of the resources, qualifications, experience of staff of the Group's Accounting, Internal Audit, Financial Reporting and Sustainability functions. The review identified areas for improvement, particularly in respect of the general IT control environment, and the necessary actions have been or are being taken. The audit committees at Group and Material Subsidiary levels collectively monitor outstanding actions regularly and make sure enough resources and focus are in place to resolve them within a reasonable time frame.

The Board confirms that there is an ongoing process for identifying, measuring and assessing, managing and controlling, and monitoring and reporting the significant risks faced by the Group and confirms that the system remains effective.



Nomination & Governance Committee report

Dear shareholder

Following the intense activity in 2022, with the process that led to the appointment of Anil as our new CEO, the Committee's key areas of focus in 2023 were succession planning for the Audit Committee and overseeing the development of updated succession plans for senior leadership roles.

As I set out in my Chair's statement, we put in place a succession plan for David Law's upcoming retirement from the Board. Jeanette Wong, a well-established member of the Audit Committee, will transition to chair it and we recruited Mark Saunders to reinforce our insurance-specific financial assurance skills.

“The Committee remains focused on ensuring the Board has the right skills and experience to oversee the Group and provide support and challenge to management as they execute the refreshed strategy.

The Committee remains focused on ensuring the Board has the right skills and experience to oversee the Group and provide support and challenge to management as they execute the refreshed strategy. To do so, we continue to prioritise candidates with deep Asian operating experience and strong digital understanding, alongside ensuring a balance of specific market and sectoral experience.

Committee's purpose

The purpose of this Committee is to help the Board retain an appropriate balance of skills to support the strategic objectives of the Group, develop a formal, rigorous and transparent approach to the appointment of Directors, and maintain effective succession planning. It also supports and advises the Board on governance arrangements.

More information on the role and responsibilities of the Nomination & Governance Committee can be found in its Terms of Reference, which are available at https://www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2023 meeting attendance

Committee members	Member since	2023 meetings[1]
Shriti Vadera	May 2020 (Chair since January 2021)	4/4
Jeremy Anderson	November 2022	4/4
Chua Sock Koong	May 2022	4/4
Ming Lu[2]	May 2021	3/4
Philip Remnant[3]	January 2013	1/2
George Sartorel	May 2022	4/4

Regular attendees

- CEO
- CHRO
- Company Secretary

(1) The Committee held one scheduled joint meeting with the Responsibility & Sustainability Working Group.
(2) Ming Lu was unable to attend one scheduled meeting which was re-scheduled at relatively short notice.
(3) Philip Remnant retired from the Board on 25 May 2023.

Committee highlights 2023

- Ensuring that the Board and its committees continue to have the right skills and experience, particularly in light of the impending retirement of the Chair of the Audit Committee, David Law;
- Overseeing succession planning for GEC roles and, with the RSWG, overseeing the Group's methodology for succession planning below GEC level and talent development to support operationalisation of the Board's strategy; and
- Reviewing and confirming the appropriateness of Material Subsidiary and other subsidiary governance arrangements.

The Committee recognises that with David's departure after the AGM, the average Director tenure will be lower than for most boards. There are two main reasons for this. Firstly, the Group has undergone significant transformation over the last four years with two demergers. During this time the Board did not significantly change, and now the Board and Committee can look for individuals who have relevant operating experience in our key markets. Secondly, we had a high number of Directors whose tenure expired over a short period between the 2020 and 2022 AGMs.

This also puts an onus on effective induction for new Board members, which the Committee oversees. Most recently, the Committee oversaw Claudia Suessmuth Dyckerhoff's induction in 2023 (further detail is provided on page 169) and it will oversee Mark Saunders' induction this year.

The changes to the Group Executive Committee (GEC) over the last two years, and the additional leadership capabilities needed to execute our strategy make effective succession planning for leadership roles vital. The Committee held a joint meeting with the Responsibility & Sustainability Working Group to discuss the development of our refreshed framework for talent development and succession planning. We were pleased to see the progress made by the CEO and CHRO in developing a more systematic, Group-wide approach for all our markets. Given the importance of the topic, we discussed succession plans for the CEO and GEC members with the whole Board, and we have scheduled further discussions in 2024 as the new framework embeds.

During the year, the Committee also reviewed the governance arrangements for the Group's Material Subsidiaries.

The external Board effectiveness evaluation gave us a valuable opportunity to reflect upon the changes the Board has been through since I took over as Chair in 2021, and how the Board is working, together, and how it is working with the management team. I was delighted to get Ffion Hague's positive feedback on this and the validation of our efforts to date. I welcome the constructive recommendations on how we can be even more effective in the future.

This report sets out in detail our activities in 2023. I would like to thank the Committee members for their diligence and contribution throughout the year.



Shriti Vadera
Chair of the Nomination & Governance Committee

Board composition, skills and succession

The Committee continually reviews the leadership needs of the Group, including both Executive and Non-executive Directors. Board succession plans are supported and informed by the results of the annual Board evaluation, individual Director evaluations and any skills gaps identified. Ongoing succession planning helps the Board maintain a balance in the mix of skills and experiences of its members.

The Committee reviews the size, structure and composition of the Board, its principal Committees and the RSWG. As part of the review process, the Committee looks at the balance of Non-executive to Executive Directors on the Board, the overall number of Directors and their respective skills and experience. The Chair also considers the needs of the Board and its Committees as part of the annual Board evaluation and the Committee continuously discusses desired skills as part of succession planning.

To support its assessment of skills and succession planning, the Committee maintains a skills matrix for Non-executive Directors which helps map the Board's existing skills and identify any shortages.

Non-executive Directors

Non-executive Directors bring a range of industry experience, sector expertise and personal strengths to the Board. In 2022, the Committee identified the need for a Board member with insurance-specific financial assurance expertise in anticipation of David Law reaching the end of his tenure in 2024, after nine years on the Board. The recruitment process led to the appointment of Mark Saunders, who brings extensive knowledge of the insurance industry and Asia markets having been employed in the industry for 35 years. For the last 30 of those years, he was based in Hong Kong. A qualified actuary, most recently he served on the executive committee of AIA Group Limited as Chief Strategy and Corporate Development Officer. Prior to that, he spent over 16 years at Tillinghast (now Willis Towers Watson) where he led many actuarial appraisal value assessments of insurers across 20 markets in Asia Pacific, ultimately becoming leader of the Hong Kong business and transforming the Asia Pacific insurance consulting practice. Since retiring from AIA in March 2022, Mark has remained active in several advisory roles in the insurance industry. Mark will join both the Audit and Risk Committees.

Committee membership and financial skills

During 2023, the Committee also reviewed the membership of the Board's principal Committees and the RSWG. In anticipation of David Law's retirement at this year's AGM, the Committee identified Jeanette Wong as a natural successor to the role of Audit Committee Chair. During her extensive executive career in financial services, Jeanette was Chief Financial Officer at DBS Group for five years. As a Non-executive Director, she has been a member of the Audit Committee at UBS Group since 2019 and has performed strongly as a Prudential Audit Committee member since joining the Board in 2021.

From 20 March 2024, Jeanette will succeed David as Audit Committee Chair. David Law remains the financial expert as defined in the Sarbanes-Oxley Act until his retirement at the conclusion of the AGM on 23 May 2024, when Jeanette will become the designated financial expert.

For the purposes of the UK and Hong Kong Corporate Governance Codes, each member of the Audit Committee has recent and relevant financial experience. Detailed information on the experience, qualifications and skill sets of all Committee members can be found on pages 155 to 160.

The Committee also considered the membership of the Remuneration Committee. Following the retirement of Philip Remnant and Tom Watjen in May 2023, and in anticipation of the retirement of David Law in May 2024, the Committee recommended the appointment of George Sartorel, who was appointed from 25 May 2023, and Shriti Vadera, who will join the Committee on 23 May 2024, from the conclusion of the 2024 AGM.

When making recommendations, the Committee takes account of the current composition of each of the principal Committees and the RSWG, the skills and experience of the members and the strategic objectives of the Group.

These appointments are part of an ongoing process to refresh the Board to ensure it has the right skills and experience to support the Group's strategic objectives in Asia and Africa, both now and in the future. Whilst the Committee does not consider there to be any immediate skills gaps on the Board to address, in future searches it intends to prioritise further digital/technology expertise and individuals with deep working knowledge of Greater China.

The regular and ongoing review of candidates by the Committee allows for a controlled approach to the onboarding of new Non-executive Directors, and for a transition period in respect of Directors reaching the end of their tenure.

Executive roles

Given the importance of executive succession planning to the successful delivery of the Group's strategy, the Board discussed succession planning for the CEO and the other GEC roles. CEO and GEC succession planning had been identified as an area of focus in the 2022 Board evaluation following senior leadership changes that year and the Board was pleased to see the refreshed approach developed by the new CEO and CHRO.

To help with succession planning, the Committee oversees a diverse pipeline of leadership talent below the level of the GEC. The RSWG also shares some responsibilities when it comes to succession planning and talent development across the Group, including diversity, inclusion and employee wellbeing. The Committee and RSWG hold joint meetings where appropriate. In 2023, a joint meeting took place in October which looked in closer detail at the development of a more systematic approach to talent development and succession planning for senior leadership roles.

During the year, the Committee worked with talent agencies Spencer Stuart and Russell Reynolds, both of which support the searches for Non-executive Directors. Both firms are also engaged by the Group for senior management recruitment. There are no other connections to Prudential or to any of the Directors.

Process for appointing new Directors

The Committee helps the Board put in place a formal, rigorous and transparent approach to the appointment of new Directors, and is involved from the beginning when a vacancy or a gap in the Board's skills is identified. A role description which reflects the desired skills, experience and Committee feedback, as well as the Board's diversity objectives, is prepared, after which specialist talent agencies are briefed. A short-list is drafted from the long-list provided by agencies, with Committee members and selected Board members interviewing the chosen candidates. The SID leads the Committee in the process of appointing a new Chair and the Chair leads the process for the appointment of a new CEO, involving all Non-executive Directors in the process.

Due diligence checks run alongside, and Prudential liaises with the relevant regulatory authorities. The Committee is kept up to date as

needed. Following appointment, the Committee then oversees the induction of the new Non-executive Directors.

Director induction

The Committee helps the Chair to provide a tailored induction programme for each new non-executive appointee. During 2023, the Committee oversaw the induction for Claudia Suessmuth Dyckerhoff and more information on this can be found on page 169.

Board, Committee and Director evaluation

The Committee oversees the performance review of the Board, its Committees and individual Directors and approved the appointment of Ffion Hague of Independent Board Evaluation to conduct the 2023 external review. No material issues were identified in respect of the operation of the Committees, which were included in the Board evaluation. The findings were presented to the Board in March 2024 and are described on pages 173 to 175.

Following evaluation, the Committee decided that each of the Directors continued to perform effectively and was able to devote appropriate time to their responsibilities, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge.

In support of this decision, the Committee found that the Non-executive Directors continued to demonstrate the desired attributes and contribute effectively to decision-making, and that they exercised sound judgement in holding management to account. As a result, the Committee recommended these Directors for election (or re-election) at the 2024 AGM.

Board Diversity Policy

To help bring a range of skills and expertise to the Board, the Committee seeks candidates with backgrounds, experience and skills that boost the Board's capabilities, especially in the markets where we operate. When searching for new candidates, the Committee briefs talent search agencies on the Board's requirements with candidates selected against a range of criteria and considerations that include sector-specific knowledge, operational experience and commercial acumen, insights into the markets in which the Group operates, and diversity (including thought and perspective, gender, ethnicity, age, nationality and geographical provenance), and social, educational and professional backgrounds.

The UK Listing Rules require boards to meet and report on diversity and gender targets. The Board's target for female representation on the Board is 40 per cent by the end of 2025. As of 31 December 2023, the role of Chair was held by a woman and the overall representation of women on our Board was 45 per cent. On 1 April 2024 female representation will decrease to 41 per cent. As previously announced, David Law will not stand for re-election at the forthcoming AGM.

The Parker Review recommends that we appoint at least one Director from what is regarded in the UK as an ethnic minority background. We do not consider this to be the most pertinent measure for an Asia-based group and we have comfortably exceeded this recommendation, with 7 of our 11 Directors meeting the criteria as at 31 December 2023 (63 per cent). We are one of only six FTSE 100 companies with a non-white Chair.

The Group's Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline of talent for the Board and other senior executive roles, driving a Group-wide culture where our people feel valued, are treated fairly and are respected.

The Committee considers that the pipeline for diverse talent to serve on the GEC is reasonable, but with continued effort needed. We met our target of employing 35 per cent women in senior management by the end of 2023. The RSWG has overseen the development of a people dashboard, which includes measures for tracking local representation, gender, age, tenure and experience. Inclusive leadership practices apply to the Board, the Committees and the wider organisation. A full description of the Group's activities on D&I throughout the workforce, including at senior management level, can be found in the Sustainability section on pages 114 to 116.

Terms of appointment

Non-executive Directors are appointed for an initial term of three years and, subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three additional years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders.

In line with the UK Code, the notice of the AGM includes details on the skills and experience of each Director seeking re-election and specific reasons why their contribution is, and continues to be, important to the Company's long-term sustainable success.

The Directors' remuneration report sets out the terms of Non-executive Directors' letters of appointment and the terms applicable to the Executive Director's contract.

Independence

All Directors have a statutory duty to exercise independent judgement. For Non-executive Directors, the application of independent judgement is critical to their role in providing constructive challenge and holding management to account, while providing strategic guidance and offering specialist advice. The independence of Non-executive Directors is assessed as part of the appointment process and is reviewed yearly. To support the assessment, each Non-executive Director (except the Chair) provides an annual independence confirmation. Members of the Audit Committee are also assessed against the independence criteria outlined in the Sarbanes-Oxley Act.

Following review by the Committee, all Non-executive Directors were considered to be independent. The Chair, who was independent on appointment, is no longer assessed as independent in accordance with the UK Corporate Governance Code.

When considering the independence of the Non-executive Directors, the Committee and the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG and that Chua Sock Koong and Jeanette Wong serve as members of the Singapore Securities Industry Council. The Committee and the Board have determined that these relationships do not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement.

Time commitment

Non-executive Directors are expected to devote sufficient time as is needed to carry out their duties. The expected time commitment for Non-executive Directors is agreed and set out in writing in their Letter of Appointment. The appointment process also evaluates the individual's external time commitments and their impact on the person's suitability for the role. The assessment takes into account the time required to prepare for and attend Board and Committee

meetings, the AGM, general projects, Board training, dinners and other activities. Any other external appointments which could impact a Director's ability to meet their expected time commitments must first be discussed with the Chair, or, in the case of the Chair, with the SID. In some cases, external appointments must also be approved by the Committee or the Board.

Should the Executive Director wish to take on any external appointments, this would also be subject to Board consent. In line with UK Code recommendations, the Executive Director is not permitted to hold more than one non-executive directorship with a FTSE 100 company or other significant appointment.

The time commitment required of the Non-executive Directors was last considered in detail by the Committee in 2022 and has been kept under review, but no changes were considered necessary in 2023.

The Committee considered Directors' attendance during the year.

The Committee noted that attendance at scheduled meetings had been very good overall. Several additional, ad-hoc meetings had been held at short notice during the year and attendance had been more difficult, with some Directors unable to attend all of the additional meetings. In particular, whilst Ming Lu attended all scheduled Board meetings, he was unable to attend one scheduled Remuneration Committee, one scheduled Nomination & Governance Committee, and a number of short, ad-hoc Board and Remuneration Committee meetings that had been scheduled at short notice, due to clashes with his external executive responsibilities and travel commitments. Whilst his attendance at scheduled Board meetings was 100 per cent, his overall attendance record at Board and Committee meetings over the year was marginally below 75 per cent.

The Committee noted that Ming had devoted additional time during the year outside meetings, including to interview prospective Non-executive Directors and to meet with management to contribute to the development of the Group's strategy refresh. It also noted that his attendance record at meetings in previous years had been good, at over 90 per cent.

The Committee recognised that because of his executive commitments and travel requirements, Ming may not be able to attend all meetings, particularly when arranged at short notice, but it was not expected that his attendance in future years would be lower than 75 per cent.

Taking these factors into consideration, the Committee was satisfied that Ming devoted sufficient time to perform his duties. Moreover, the Committee noted the value of having a serving executive on the Board and the insight that he brings in respect of Greater China and the ASEAN markets.

The Committee was satisfied that all Non-executive Directors had committed sufficient time to meet their responsibilities and contribute effectively. The Committee was supported in its conclusion by the feedback from the external Board evaluator, Independent Board Evaluation, who also reviewed individual Director performance in 2023.

The current time expectations for Board and Committee members are given below. The time expectations of Directors performing Chair roles are considerably more.

Number of regular scheduled meetings

		Approximate time commitment
Board	6 meetings	33 days
Audit Committee	5 meetings	15 days
Risk Committee	5 meetings	8.5 days
Remuneration Committee	4 meetings	6 days
Nomination & Governance Committee	3 meetings	5 days
Responsibility & Sustainability Working Group	4 meetings	5.5 days

Conflicts of interest

Directors have a statutory duty to avoid conflicts of interest, and Prudential also has procedures in place to identify and mitigate potential conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company. The Board has delegated authority to the Committee to identify and authorise any actual or potential conflicts of interest, referring any specially material conflicts to the Board.

When recommending a candidate for appointment or re-election, the Committee considers the external appointments of the individual and, where appropriate, recommends authorisation of any conflicts to the Board, attaching conditions to the authorisation where necessary. Should a Director wish to take on a new external position during the year, the Chair (or the SID in the case of the Chair) will evaluate the proposed appointment and will refer it to the Committee (or the Board) for authorisation if a conflict or potential conflict is identified.

The Board considers that the procedures for dealing with conflicts of interest operate effectively.

Governance

The Committee reviews the Group's governance framework regularly, monitors the Group's significant governance policies (including governance arrangements of the Group's Material Subsidiaries) and, where appropriate, recommends changes to the Board. In 2023, a review was carried out to make sure the governance framework supports the Group's strategic objectives, with particular attention given to Material Subsidiaries. The review considered the skills and composition of the boards and committees, in particular the audit and risk committees, of the Material Subsidiaries - with no significant changes recommended following the review.



Committee's purpose

The Committee helps the Board meet its responsibilities around the integrity of the Group's financial reporting, the internal control and risk management systems, and monitoring the effectiveness and objectivity of internal and external auditors.

More information about the Audit Committee can be found in its Terms of Reference, which are available at https://www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance

Membership and 2023 meeting attendance

Committee members	Member since	2023 meetings[1]
David Law, Chair	September 2015 (Chair since May 2017)	17/17
Jeremy Anderson	January 2020	17/17
Arijit Basu	September 2022	17/17
Philip Remnant[2]	January 2013	8/8
Jeanette Wong[3]	May 2021	16/17
Amy Yip	March 2021	17/17

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Chief Risk and Compliance Officer
- Chief Financial Officer
- Company Secretary
- Chief Internal Auditor
- Chief of Financial & Capital Reporting
- Chief Security Officer
- External Audit Partners

(1) The Committee held four scheduled joint meetings with the Risk Committee, in addition to the 13 Audit Committee meetings.
(2) Philip Remnant retired from the Board on 25 May 2023.
(3) Jeanette Wong was unable to attend one meeting.

Audit Committee report

Dear shareholder

This is my last report as Chair of the Audit Committee as, having served my full tenure as a Non-executive Director, I will be retiring from the Board in May. It has been my privilege and pleasure to serve on this Board and in particular to have led the Audit Committee since May 2017. We have covered a lot of ground over the past nine years. I am pleased to be passing the chair to Jeanette Wong, who has been a member of the Committee since May 2021, and I am confident that the Committee will benefit from her skill, experience and knowledge.

Early in the year, the Committee agreed that its areas of focus for 2023 should include:

1. Oversight and understanding of IFRS 17;
2. Continuing to increase understanding of key assumptions and challenges at the Group's Material Subsidiaries;
3. Facilitating the embedding of EY as the Group's auditor; and
4. Monitoring financial reporting controls (with the Risk Committee), particularly in relation to IFRS 17, and other transformation activities.

> “The Committee has spent significant time in developing its understanding of the new IFRS17 accounting standard, overseeing its implementation, and discussed key accounting issues and judgments.

The IFRS 17 standard came into effect on 1 January 2023, alongside the adoption of IFRS 9. The requirements of IFRS 17 are complex and although they do not alter the economics of the business, they require a fundamental change to the accounting presentation and disclosures of insurance contracts. The Group published its first set of interim results under the new standard in August, having held a briefing for investors in July to highlight the expected impact on the presentation of results. The Committee has spent significant time in developing its understanding of the new standard, has overseen its implementation and discussed key accounting issues and judgements.

Committee highlights 2023

- Oversight of the implementation of a complex new accounting standard (IFRS 17) for insurance contracts.
- Facilitating the embedding of EY as the Group's auditor.

To satisfy the requirements of IFRS 17, management previously established a Group-wide implementation programme, which oversaw significant enhancements to IT, actuarial and finance systems. The Committee received regular updates on progress and held joint meetings with the Risk Committee in May and October to discuss delivery risks and to satisfy itself that the assurance and controls around the production of results were robust. This has been a multi-year project, involving considerable resource and effort, and I would like to thank the teams involved across the business for their hard work and diligence.

In order to have oversight of the important issues considered by subsidiaries, the Committee continued to receive written updates on the activities of the local audit committees. I also met regularly with the chairs of our Material Subsidiary audit committees and relayed those discussions to the Committee at its regular meetings. Over the year finance teams from the Material Subsidiaries and other local business units were invited to present to the Committee, the last such presentation was from Vietnam in March 2024. In October, in order to foster a close working relationship and deepen our understanding of audit and risk-related topics across the Group, Jeremy Anderson and I chaired a virtual conference attended by the Non-executive Directors of the Group's Material Subsidiaries.

We have paid close attention to our whistleblowing procedures. We received regular updates on cases and their resolution alongside indicators of issues. The matters are also discussed in private with me, the Board, the Committee or the relevant local audit committee as necessary.

The Committee held joint meetings with the Risk Committee to discuss the Group's approach to technology, data governance and AI.

The Group announced in May 2023 the resignation of the Chief Financial Officer, James Turner, following an investigation into a Code of Conduct issue relating to a recruitment situation. This led to the appointment of a new CFO, Ben Bulmer, and the Committee has worked closely with him as he transitioned into his new role. During the year the Committee also received a presentation on the planned work to modernise the Group's finance function, which Ben will lead.

External auditor

An important part of the Committee's work consists of overseeing the relationship with the Group's external auditor, including safeguarding independence and approving non-audit fees.

In accordance with mandatory rules governing external auditor rotation, KPMG LLP resigned as the Group's auditor at the Company's AGM in May 2023 and Ernst & Young LLP (EY) were appointed. The original tender process was completed in 2020 and the Committee has monitored the transition throughout the year and in the period leading up to it. The long run in has been helpful with our IFRS17 conversion and I am very grateful to both firms for the professional manner in which they have handled the change.

The Committee and I received regular updates from EY during the year and have met with the audit partners privately.

Internal audit

The Committee received regular updates from the Chief Internal Auditor and key members of his team to discuss their work and matters arising. We also followed up specific points to ensure appropriate action was taken. During the year, we appointed an external third-party to provide the quality assurance of work performed by the internal audit team and we received positive feedback from them. As highlighted in the Risk management and controls section of this report, IT access controls have been one area of particular attention. Having a strong internal audit function with the appropriate resource focused on our key risks remains a priority for the Committee.

Committee operation, governance and compliance with regulatory requirements

In addition to Jeanette succeeding me as Chair of the Committee from 20 March 2024, I am pleased that Mark Saunders will be appointed as a Non-executive Director of the Company and will join the Audit Committee from 1 April 2024. Mark has extensive actuarial experience and knowledge of the insurance industry, as well as markets across the Asia Pacific region.

The operation of the Committee was reviewed as part of the annual Board evaluation. No material issues were identified. Jeanette will rightly bring a fresh approach to the role the Committee plays going forward in helping the Company deliver its new strategic direction.

Finally, I would like to thank management colleagues and fellow Committee members for their hard work, support and commitment, not just in 2023 but over the course of my time at Prudential. They have been and continue to be a great group of dedicated people and I wish them all the best for the future.



David Law
Chair of the Audit Committee

Principal activities and significant issues considered by the Audit Committee during 2023

Accounting judgements and estimates supporting the Group's results

One of the Committee's key responsibilities is to monitor the integrity of financial statements and any other periodic financial reports. This includes the half year financial statements, the Annual Report (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures, as well as the annual update of the Group's published Tax Strategy. The Committee also reviewed the quarterly business performance updates provided for the first and third quarter of 2023 and these will be issued on a regular basis going forward.

In reviewing these and other items, the Committee received reports from management and, as appropriate, reports from internal and external assurance providers.

When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity. A significant part of the Committee's activity in 2023 was to review the Group's implementation of IFRS 17 'Insurance Contracts' which resulted in a substantial change to the Group's accounting policies.

The Group adopted IFRS 17 and IFRS 9 'Financial Instruments' on 1 January 2023. The approach to and the impact of their adoption is discussed in note A2.1 of the IFRS financial statements. Key accounting policies discussed with the Committee over the course of the project include the determination of fulfilment cash flows used in the measurement of insurance and reinsurance contracts, discount rates applied and the determination of coverage units used to determine revenue in respect of the release of the contractual service margin (CSM), which are set out in note A3.1, with further details on products and the measurement of CSM provided in note C3.4. The Committee received regular updates from both management and EY on the Group's development of its IFRS 17 accounting policies, its approach to transition and the production of its 2022 comparative results. It reviewed the proposed disclosure of 2022 comparatives alongside EY's report on its associated assurance activities in July prior to a briefing to the market, held on 20 July 2023, on the impact of IFRS 17.

The Committee reviewed the key assumptions and judgements supporting the Group's IFRS results, including those made in valuing the Group's investments, insurance contract balances and intangible assets. The Committee also reviewed the assumptions underpinning the Group's European Embedded Value (EEV) metrics.

Assumptions setting
The measurement of insurance contract balances is based on the best estimate of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. The sensitivity of the Group's metrics to key economic and non-economic assumption changes is set out in note C6 for IFRS insurance contracts and note 3 for EEV. The Committee considered proposed changes to assumptions and other estimates in advance of the 2023 reporting. The key assumptions reviewed were:

- The persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions (including consideration of future expense levels anticipated in the business plan) within insurance businesses. When assessing these assumptions, the Committee considered recent experience and whether adverse variances were expected to be short-term in nature; and
- Economic assumptions, including investment returns, associated risk discount rates for EEV and related illiquidity premiums for IFRS 17. Note A3.1 sets out the Group's approach to setting risk discount rates, incorporating illiquidity premiums, for IFRS 17.

The Committee was satisfied that the assumptions adopted by management were appropriate.

Valuation of investments
The Committee received information on the carrying value of investments in the Group's balance sheet which acknowledged that most of the Group's investments are based on quoted prices in an active market (81 per cent being included in level 1 as at 31 December 2023). Further information on the valuation of assets is contained in note C2 of the IFRS financial statements. Climate change does not directly impact fair values, particularly where these are built on observable inputs (ie are level 1 and 2), however the impact of environmental risks on the Group's assets and liabilities is discussed in more detail in note C6 of the IFRS financial statements, the Risk review report and the Sustainability report. The Committee agreed that overall investments were valued appropriately.

Intangible assets
The Committee received information to enable it to review certain intangible asset balances, for example, whether there had been any indication of impairment of the Group's distribution rights asset or goodwill given the current macroeconomic environment. The Committee was satisfied that there was no impairment of those intangible assets at 31 December 2023. More information is contained in note C4 of the IFRS financial statements.

Principal activities and significant issues considered by the Audit Committee during 2023 *continued*

Other financial reporting matters

Going concern and viability statements
The Committee considered various analyses from management on the capital and liquidity positions at Group and parent company level, taking into account the Group's principal risks. This included an assessment of the impact that different stress scenarios may have on the Group's plan and its resilience to those threats. Following this review, the Committee recommended to the Board that the financial statements should continue to be prepared on a going concern basis and that the disclosures in the 2023 Annual Report on the Group's longer-term viability were both reasonable and appropriate.

Alternative performance measure (APM)
Following the adoption of IFRS 17, the Group reaffirmed its belief that trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This concept was previously applied under IFRS 4, but the changing measurement model under IFRS 17 has impacted how such short-term fluctuations are determined. The Committee reviewed and commented on the revised definition of adjusted operating profit as set out in note B1.2. The Committee also considered the prominence of disclosure and was satisfied that the disclosure of adjusted operating profit was not unduly prominent when compared with IFRS measures of performance, and that the adjusted operating profit was appropriately reconciled to IFRS measures in note B1.1.

Fair, balanced and understandable requirement
The Committee carried out a formal review of whether the 2023 Annual Report and Accounts were 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, it considered whether the report gave a full picture of the Group's business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. It also considered the level of consistency between financial statements and narrative sections, whether performance measures were clearly explained and the prominence of alternative performance measures. After completion of its detailed review, the Committee agreed that, taken as a whole, the Group's Annual Report and Accounts were fair, balanced and understandable.

Taxation
The Committee regularly received updates on the Group's tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee agreed that the level of provisioning adopted by management was appropriate. In 2023, the Committee was also updated on the OECD proposals to reform international tax including the introduction of a global minimum tax rate of 15 per cent, which will be partly effective for the Group in 2024 and fully effective for the Group from 2025. Further information is included in notes B3 and C7 of the IFRS financial statements.

Parent company financial statements
The Committee reviewed the parent company profit and loss account and balance sheet, which included the recoverability of the parent company's investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (approximating their minimum recoverable amount) were in excess of their carrying value at the balance sheet date.

FRC's thematic review of the Group's interim IFRS 17 disclosures
The FRC's Corporate Reporting Review team carried out a limited scope review of the Group's half-year 2023 IFRS 17 disclosures in the first year of application. The review was based solely on the interim report and did not benefit from detailed knowledge of Prudential's business or an understanding of underlying transactions entered into, nor did it provide any assurance that the annual report and accounts are correct in all material respects. Following completion of the review, the Committee was provided with a letter from the FRC's Corporate Reporting Review team and was pleased to note that no questions or queries were raised. The Group has considered the matters raised in the thematic review when preparing the 2023 Annual Report and Accounts.

External Audit

External audit effectiveness

EY was appointed as the auditor of the Group in May 2023 and oversight of this relationship is one of the Committee's key responsibilities. Matters considered by the Committee in the year included:

- The detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;
- EY's approach to Group materiality setting and their proposal on how that is applied to individual business units;
- EY's knowledge around the key assumptions, and their insight and constructive challenge to management by highlighting where those assumptions sat on a range;
- Insight around the key accounting judgements and estimates and demonstration of professional scepticism in dealing with management; and

Principal activities and significant issues considered by the Audit Committee during 2023 *continued*

External audit ***continued***

- The outcome of management's internal evaluation of the auditor and audit quality, which was based on a short questionnaire survey circulated to the Chief Financial Officer and a number of senior finance leaders. The short survey in 2023 covered audit quality and execution, team performance, process and communication in the half-year 2023 assurance work as well as the audit of 2022 comparative results under IFRS 17. While areas of improvement were identified, no material concerns were raised.

The Committee maintains an open dialogue on emerging risks and issues with the Group Lead Partners via a regular schedule of meetings aligned to key reporting milestones. In 2023 the Committee formally met with the Group Lead Partners without management present on two separate occasions.

FRC and PCAOB audit quality inspection of EY

When assessing the audit quality of EY, the Committee reviewed the inspection results published by regulators in the UK and the US. In July 2023, the FRC published its findings from the 2022-23 inspection of EY carried out by its Audit Quality Review (AQR) team, which showed an improvement in overall grade from prior years for both categories of 'all audits' and 'FTSE 350 audits' sampled. In November 2023, EY released findings from the PCAOB (Public Accounting Oversight Board) inspection related to the 2021 US audits, which showed a deterioration in findings rate from the previous year. The Committee discussed the findings with the EY team who noted enhancements had been made by the firm to address the issues raised by the PCAOB which would be applied to the Prudential plc 2023 audit with relevant members of the audit team being trained on the changes. Overall, the Committee was satisfied that the audit of Prudential plc remained effective.

Auditor independence and objectivity

The Committee monitors auditor independence and objectivity and is supported by the Group's Auditor Independence Policy (the Policy). The Committee reviews and approves any changes to the Policy annually. The Policy sets out the circumstances in which the external auditor may undertake non-audit services and is based on four key principles which specify that the auditor should not:

- Have a mutual or conflicting interest with the Group;
- Audit its own firm's work;
- Act as management or employees for the Group; or
- Be put in a position of being an advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year, and capped at $65,000 individually. Non-audit services undertaken by EY were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy, which complies with the rules and regulations of the FRC's Revised Ethical Standard (2019), the US Securities and Exchange Commission (SEC) and the standards of the PCAOB.

The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of non-audit services complied with the Policy and did not impair the auditor's objectivity or independence. The Committee noted that EY typically only performed non-audit services where they complemented its role as external auditor, for example the review of half year and EEV financial statements or additional assurance to support capital market announcements.

In keeping with professional ethical standards, EY confirmed its independence to the Committee and set out the supporting evidence, such as details of non-audit services and the potential threats and related safeguards in providing those services, in a report that was considered by the Committee prior to publication of the financial results.

The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the external auditor

The fees paid to EY for the year ended 31 December 2023 since their appointment as the Group's statutory auditor amounted to $18.8 million, of which $3.8 million was total amounts payable in respect of non-audit services, except those required by law and regulation as defined by the FRC's Revised Ethical Standard (2019). A breakdown of the fees payable to EY can be found in note B2.4 of the IFRS financial statements. The FRC cap on the ratio of non-audit fees over average audit fees for the past three years is not applicable for 2023 given this is the first year of EY being the Group's auditor.

Principal activities and significant issues considered by the Audit Committee during 2023 *continued*

External audit *continued*

The 2023 services associated with the $3.8 million included the review of the Group's half-year financial statements, EEV disclosures and other limited assurance work. In all cases, EY was considered the most appropriate to carry out the work, given its knowledge of the Group and the accumulated expertise that arose from running these engagements alongside its main audit. All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Reappointment of the external auditor

EY was appointed as the Group's external auditor at the 2023 AGM following the competitive tender process in 2020. Based on the outcome of the effectiveness evaluation, discussed above, and all other considerations, the Committee concluded that there was nothing in the performance of the auditor which would require a change at the next AGM. The Committee therefore recommended that EY be reappointed as the auditor, with John Headley remaining as the Group Lead Partner. A resolution to this effect will be proposed to shareholders at the 2024 AGM.

Throughout the 2023 financial year, the Company complied with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority.

Whistleblowing

Speak Out

The Group continues to operate a Group-wide whistleblowing programme ('Speak Out'), hosted by an independent third party (Navex). The Speak Out programme received ad-hoc reports from a wide variety of channels, including a web portal, QR code, free-to-call hotlines, email and letters. Reports are captured, confidentially recorded by Navex, and triaged by Group Security Investigations before being investigated by the appropriate teams.

The Committee is responsible for overseeing the effectiveness of the Group's whistleblowing arrangements. The Committee received regular reports on the most serious cases and other significant matters raised through the programme and the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes, causal factors and post-investigation remediation. The Committee may, and has, requested further reviews of particular areas of interest.

Through an annual Speak Out report and quarterly updates, the Committee reviews the Group's Speak Out programme, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees, where locally recorded Speak Out events, themes and trends are also briefed and considered. The Speak Out programme was further strengthened during the year by enhanced analysis of Speak Out data for management-level committees. Where relevant, the Committee requested information on the sharing of lessons learned.

The Chair and Committee regularly spent time privately with the Group Chief Security Officer to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.

An annual assessment of Speak Out arrangements is undertaken by an independent UK-based whistleblowing charity, 'Protect' and benchmarked against peers. The assessment confirmed that the Group's programme continued to perform well and in accordance with best practice.

Internal audit

Regular reporting

The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2023, the areas reviewed included: transformation and change management; financial controls; outsourcing and third-party supply; customer outcomes; cyber security and IT risk; compliance and regulatory; and the second line.

The Chief Internal Auditor reports functionally to the Committee Chair and has direct access to the Chair of the Board and to the Chief Executive Officer. For administrative purposes (excluding strictly all audit-related matters), the Chief Internal Auditor has a reporting line to the Chief Risk and Compliance Officer. In addition to formal Committee meetings, the Committee meets with the Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the Internal Audit function, significant audit findings and the risk and control culture of the organisation.

The Committee Chair also meets with GwIA's Quality Assurance function to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Principal activities and significant issues considered by the Audit Committee during 2023 *continued*

Internal audit *continued*

Annual Internal Audit Plan and focus for 2024
GwIA operates a rolling six-month approach to audit planning. The Committee approved the plan for the second half of 2023. It also considered and approved the internal audit plan, resource and budget for the first half (H1) of 2024.

The H1 2024 Internal Audit Plan was based on a bottom-up risk assessment of audit needs. These were mapped against various metrics and are based on a top-down approach to compliance. The plan was then assessed against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it was appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes. Key areas of focus for this plan include: strategic change initiatives, customer outcomes, cyber security, financial risk and financial controls, culture, outsourcing and regulatory compliance.

Effectiveness of internal audit
The Committee is responsible for the approval of the GwIA charter, audit plan and resources, and monitors the effectiveness of the function.

The Committee also assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual quality assurance (QA) internal effectiveness review.

The last EQA review was conducted in Q4 2021, with GwIA being assessed as a mature function and receiving the highest rating (Generally Conforms) under the Institute of Internal Audit's framework. Having considered the findings of the 2023 internal effectiveness review, performed as an assessment by the internal audit function (supported by the engaged third party quality assurance team), the Committee concluded that GwIA had continued to operate independently of management and in compliance with the requirements of GwIA delegated authorities, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2023.

Internal control and risk management

Internal control and risk management systems
The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group's system of risk management and internal control.

The Committee considered the outcome of the annual review of the system of risk management and internal control. The review identified specific areas for improvement, particularly in respect of the general IT control environment, and the necessary actions that have been, or are being, taken.

Group Governance Manual
The Group Governance Manual (GGM), which includes the Group Code of Conduct, sets out the general principles by which Prudential conducts its business, the standards expected, and defines the Group-wide approach to governance, risk management and internal control.

Exemptions and breaches of mandatory requirements set out in the Group-wide policies and delegated authorities are monitored, and remedial actions are taken as necessary. The Committee received regular reports throughout the year. All staff and contingent workers are expected to provide a declaration confirming compliance with the Group Code of Conduct annually.

The Committee reviewed the results of the annual content review of the GGM and the report on exemption and breaches reported against Group policies for the year ended 31 December 2023.



Risk Committee report

Dear shareholder

As Chair of the Risk Committee, I am pleased to report on the Committee's activities and areas of focus during 2023.

This year, the Committee considered the management of both financial and non-financial risks which have the potential to impact the Group's financial operational resilience, as well as those associated with transformation, third parties and outsourcing and technology. In particular, the Committee continued to monitor the confluence of macroeconomic volatility and geopolitical tensions.

The key risks and matters considered by the Committee are summarised in this letter, with more information included in the table below. In areas where risks are strategic or have broader impact, the Committee escalates to the Board for a wider discussion.

> "Through the Committee the Board has continued to provide strategic leadership, direction and oversight of the multi-faceted and often inter-connected risks for the Group in a highly complex operating environment.

Committee operation and governance

As part of its duties detailed above, the Committee reviewed and approved the Group Risk Framework (GRF) to ensure that it remained effective in identifying and managing the risks faced by the Group in 2023. We considered and approved the Risk, Compliance and Security (RCS) function's planned activities for 2023 and received regular reports from the Chief Risk and Compliance Officer (CRCO). We also received regular reports from the Group-wide Internal Audit (GwIA) function and updates from other areas of the business as needed.

The Committee works closely with the Audit Committee to ensure both are updated and aligned in areas of common interest, and I report to the Board on the main matters discussed. The CRCOs of our Material Subsidiaries are also invited to present to the Committee on a rotational basis to help deepen the Committee's understanding of risks relevant to the local businesses. Regular direct communication and close cooperation with each of the Material Subsidiary risk committee chairs remain a key component of our governance framework, and at each meeting I update the Committee on important points raised at local level. In order to continue to foster a close working relationship with local audit and risk committees and deepen understanding of Group-wide risks, in October David Law and I chaired the annual conference attended by the non-executive directors of the Group's Material Subsidiaries.

Committee's purpose

The Committee helps the Board provide leadership, direction and oversight of the Group's overall risk appetite, tolerance and strategy. It oversees and advises the Board on the current and potential risks to the Group as well as matters relating to climate change and responsible investment. It reviews and approves the Group's risk management framework, and monitors its effectiveness and adherence to the various risk policies.

More information on the Risk Committee can be found in its terms of reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2023 meeting attendance

Committee members	Member since	2023 meetings[1] Scheduled Committee meetings	Ad-hoc Committee meetings
Jeremy Anderson, Chair	January 2020 (Chair since May 2020)	10/10	1/1
David Law	May 2017	10/10	1/1
George Sartorel	May 2022	10/10	1/1
Tom Watjen[2]	November 2018	5/5	1/1
Jeanette Wong	May 2021	10/10	1/1

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Chief Risk and Compliance Officer
- Chief Financial Officer
- Company Secretary
- Chief Internal Auditor

Members of the Risk, Compliance and Security Leadership team are invited to attend each meeting as appropriate.

(1) The Committee held one scheduled joint meeting with the RSWG and four scheduled joint meetings with the Audit Committee.
(2) Tom Watjen retired from the Board on 25 May 2023.

Committee highlights 2023

- Ongoing oversight of the Group’s principal risks including geopolitical tensions, the macroeconomic environment and heightened global cyber security threats.
- Embedding the Committee’s expanded climate responsibilities, including the recommendation of the Group’s Climate Transition Plan for approval by the Board and new targets to reflect the Group's commitment to carbon reduction and supporting a just and inclusive transition.
- Monitoring risks associated with the implementation of transformation programmes including IFRS 17.
- Oversight of the Group’s supplier and third-party risk and strengthening of the Group’s third-party risk management framework.

Risk appetite and principal risks

a. Risk governance, capital and liquidity

The Committee carried out its regular review of the Group’s risk policies and proposed updates to the Group risk appetite statements and associated limits. We regularly monitored the strength of our capital and liquidity positions, including the results of stress and scenario analyses.

b. The Group’s principal risks

The Committee considered the principal risks to the Group’s financial viability, operational resilience and sustainability. These included geopolitical tensions, macroeconomic developments, including inflationary pressure, high interest rates, slowing economic growth, and an elevated cyber security threat globally. The Committee also considered the risks associated with the Group’s transformation programmes and material joint ventures impacting the Group’s risk profile. In addition, the Committee reviewed the Group’s annual Own Risk and Solvency Assessment (ORSA) report in May 2023 and in-depth assessments were performed on existing and emerging high-risk areas. A detailed explanation of the principal risks facing the Group and the way in which these are managed is set out in the Risk review on pages 56 to 71.

Sustainability (including environmental, social and governance (ESG) and climate-related) risks

The Committee received regular updates on climate-related initiatives that support the Group’s Sustainability Strategy. Reflecting our support for a just and inclusive transition to net zero, the Committee reviewed and recommended for approval, the Group’s Climate Transition Plan, an updated carbon reduction target and a new target reflecting the Group's commitment to transition financing.

Change management risk

Following the Group’s adoption of IFRS 17, which came into effect on 1 January 2023, the Committee considered the risks associated with IFRS 17 implementation and the longer-term plans of embedding it into the business. The Committee also assessed the risks associated with the Group’s other transformation programmes, including those driven by the Group’s new strategy.

Information security, IT infrastructure and data privacy risks

In addition to receiving updates on the key risks associated with technology across the Group, including notable incidents, regulatory developments, governance and strategy, the Committee was regularly updated on Artificial Intelligence (AI), IT infrastructure, operations enhancement and the global cyber security threat landscape.

The Committee reviewed and approved a number of policies to strengthen technology risk management processes and governance, bolster the approach to managing technology risks relating to information security, data privacy and IT infrastructure, and define clearer roles and responsibilities within the organisation.

Third-party and outsourcing management risk

With an increasing reliance on third parties, strategic partnerships and bancassurance arrangements to deliver the Group’s strategic outcomes, third-party risk management remains one of the key areas of focus for the Committee. It received regular updates on the Group’s supplier and third-party risk oversight and progress on strengthening the Group’s Third-Party Risk Oversight Framework. It also assessed the effectiveness of the Group’s third-party risk governance.

Oversight of the Group’s joint ventures and associates

The Committee also maintained oversight of key risks of the Group’s joint ventures and associates. In 2023, the Group completed a series of deep-dive reviews on the Group’s oversight of material insurance and asset management joint ventures and their contributions to the Group’s risk profile, with the Committee evaluating the effectiveness of current oversight mechanisms and areas for potential improvement.

Group Internal Economic Capital Assessment

The 2023 Group Internal Economic Capital Assessment (GIECA) model results were presented to the Committee before being submitted to the Hong Kong Insurance Authority (Hong Kong IA). The updates considered key assumptions, recalibration of the Group risk appetite capital target, the governance framework and validation activity for the GIECA model. The Committee's main area of focus was on the use of the GIECA model. This model provides a consistent risk and return lens for capital allocation and decision-making across various business processes including business planning, product pricing, strategic business decisions and remuneration management.

Committee effectiveness

The operation of the Committee was reviewed as part of the annual Board evaluation. No material issues were identified.

I would like to take this opportunity to thank my fellow Committee members and Prudential’s RCS function, both at Group and business unit level, in supporting the crucial work of the Committee in a complex macroeconomic, geopolitical and regulatory environment. I would like to give special thanks to David Law, who will resign from the Board in May 2024, having served diligently as a member of the Committee for seven years, and to welcome Mark Saunders who joins the Committee in April 2024.



Jeremy Anderson
Chair of the Risk Committee

Principal activities and significant issues considered by the Risk Committee during 2023

Risk management

Group principal risks, including Chief Risk and Compliance Officer (CRCO) report
The Committee evaluated the Group's principal risks and considered recommendations for the inclusion of additional risks and changes in the scope of existing risks. The Committee also received regular reports on the Group's exposure and management of its principal risks, emerging risk themes, material joint ventures impacting the Group's risk profile, and external developments within the CRCO's regular report to the Committee. Further information on how the Group identifies principal and emerging risks can be found in the Risk review.

The CRCO's reports provided the Committee with regulatory updates, including the implications of developing global capital standards, systemic risk regulation, engagement with regulators (including the Supervisory College) and the Group's ongoing compliance with the Hong Kong IA's Group-wide Supervision Framework as well as applicable local regulatory requirements.

Deep dives
As part of its risk oversight responsibilities, the Committee considered the results of deep-dive risk reviews performed over the year. In 2023, these reviews focused on: the risks relating to the Group's material joint ventures with particular emphasis on oversight management and key risks impacting the Group's risk profile, people risk, lessons learned following a series of stress events within the banking sectors in Q1 2023, the Group's exposure to sovereign default risk and other macroeconomic risks in Africa and an information security controls review in Africa. The Committee further considered ongoing effectiveness reviews of regulatory compliance, customer conduct and anti-money laundering, as well as updates on the Group's asset liability management processes and interest rates exposures.

Change management risk
The Committee monitored the progress of the Group's key strategic projects, which included the Group's new strategy and IFRS 17 implementation. The Group is undergoing significant strategic transformation, and the Committee noted the importance of management balancing the need to look after people whilst maintaining focus on the strategic outcomes.

Joint meetings of the Risk Committee and Audit Committee in May and October led to both Committees being updated on the risks related to IFRS 17 implementation and on preparation activities for FY 2023 IFRS 17 reporting. The longer-term plans for embedding IFRS 17 into the business were also discussed.

Third-party and outsourcing management risk
The Committee considered an assessment of the effectiveness of the Group's third-party risk governance framework, and approved the list of the Group's material outsourcing arrangements prior to submission to the Hong Kong IA in May. The Committee received regular progress updates on the strengthening of the Group's Third-Party Risk Oversight Framework.

Information security, IT infrastructure and data privacy risks
Updates were provided to the Committee on key external developments relevant to cyber security and data privacy, including changes in regulations and the threat landscape. The Committee received regular progress updates on the operationalisation of the Group-wide governance model and the strategy for the management of information security and data privacy risks, as well as the strengthening of IT infrastructure and operations resilience. The Committee was also informed of material incidents and improvement plans.

During the year, the Committee approved the revised Group Information Security Policy, the new Group Information Technology Infrastructure Policy and the new Group Technology Risk Management Policy.

Joint meetings of the Risk Committee and Audit Committee in May and October ensured both Committees were updated on the Group Data Policy and AI governance process as well as the progress of addressing critical operational challenges including material outsourcing.

Sustainability (including ESG and climate-related) risks
The Committee received regular updates on climate-related regulatory and legislative developments, including: those concerning disclosure requirements; progress against the Group's responsible investment commitments; and its ESG ratings by external assessors and agencies. These updates also reported back on the Group's participation in industry fora such as the Net Zero Asset Owner Alliance; and consultations, including that of the International Sustainability Standards Board on its proposed standards for general sustainability and climate-related disclosure requirements.

Principal activities and significant issues considered by the Risk Committee during 2023 *continued*

Risk management *continued*

Prudential has a long-term target to become a net zero asset owner by 2050 and in 2021 established a target to achieve a 25 per cent reduction in its Weighted Average Carbon Intensity (WACI) metric by 2025. In July, the Committee considered and recommended to the Board a new 2030 WACI reduction target of 55 per cent (compared to the 2019 baseline), reflecting a balance between ambition and uncertainty around the practicalities of implementation, as well as the Group's intention to support transition finance in emerging markets as part of a just and inclusive transition. The Board approved the changes, which were disclosed in the HY 2023 announcement. In December, the Committee considered the use of a 'Financing-the-Transition' target in executives' long-term incentive plans to underpin to the WACI target and recommended this to the Remuneration Committee.

The Committee also received reports on the Group ESG Data Governance Framework and the enhanced reporting processes and controls for non-financial ESG information during a joint meeting of the Risk Committee and Audit Committee held in December.

Control environment and risk culture

Regular reports of any breaches of the Group's Non-Financial Risk Appetite, and mitigating actions, were provided to the Committee throughout the year. The Committee also received regular updates on risk culture enhancements including the roll-out of the revised Group Code of Conduct that outlines the ethical standards and responsibilities of the organisation and our employees, and associated training programmes. A joint meeting of the Risk Committee and Audit Committee was held in December, when a Group-wide control enhancement programme, which will be one of the key enablers for achieving operational discipline in the successful execution of the new strategy, was discussed.

Remuneration

The Committee plays a formal role in advising the Remuneration Committee on the risk management considerations in respect of executive remuneration. It considered risk management assessments of proposed executive remuneration structures and outcomes during the year, relevant regulations, as well as climate-related considerations, before making related recommendations to the Remuneration Committee.

Stress and scenario testing

The Committee reviews the results of stress and scenario testing, which is a key risk identification and measurement tool for the Group.

Stress and scenario testing is a key component of the Group's ORSA process and the risk assessment of the business plan, as described below, as well as its Recovery Planning and Reverse Stress Testing.

The Group's recovery plan, considered by the Committee in May, included an assessment of the viability and operational resilience of the Group under severe financial and non-financial shock scenarios, and the actions available to the Group to restore its financial strength in such circumstances. The plan concluded that the Group is expected to remain in a resilient financial and operational condition when under severe stress, with extreme stresses required to breach the Group's recovery activation measures, and that established governance frameworks and procedures are in place for senior management to respond to actual and potential threats.

Risk assessment of the business plan

As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the risk assessment of the business plan including the implementation of the Group's new strategy, which highlighted key financial and non-financial risks. The analysis included sensitivity assessments of the impact of two plausible scenarios.

Model risk management

The Committee received regular updates on the Group-wide model risk assessment and model-risk-related activities, such as targeted model validations and model oversight assurance reviews to embed the model risk framework, reviews of model inventories in business units to ensure completeness and quality, and ongoing initiatives to improve model risk management.

Principal activities and significant issues considered by the Risk Committee during 2023 *continued*

Regulatory and compliance matters	**Compliance and regulatory change** The Committee received regular reporting on key regulatory compliance risks and mitigation activities across the Group's businesses throughout the year. Updates covered issues such as regulatory changes, reviews and interventions, including those relating to business and customer conduct, fraud, anti-bribery and corruption, anti-money laundering, counter-terrorist financing, and sanctions risks. In addition, the Committee was updated on the Group's customer conduct risk analysis and progress of other key areas in response to the Supervisory College's interested topics. **Group-wide Internal Audit (GwIA)** Updates on relevant matters which fall within the Committee's responsibilities were provided by GwIA throughout the year.
Risk and compliance framework	**Annual review of risk framework associated policies, risk framework compliance and Committee effectiveness** The GRF and its associated policies were subject to their annual review, with amendments made to ensure the policies remained fit for purpose and reflect developments within the Group. The Committee approved the changes in July. In March, the Committee was updated on the ongoing implementation of the Non-Financial Risk Framework. The Committee considered the findings of the annual evaluation of Committee effectiveness and agreed actions to improve Committee effectiveness. The Committee also evaluated the effectiveness of the RCS function's oversight of the Group's key risks. **Group risk appetite and limits** The Committee is responsible for recommending changes in the Group's overall risk appetite and tolerance to the Board for approval. In May, the Committee recommended to the Board a proposed recalibration of the Group risk appetite capital targets to ensure their continued appropriateness for approval. In December the Committee approved a number of revisions of the Group risk limits including the duration mismatch triggers and credit limits to manage interest rate and credit risks, and ensured that they are consistent with the aggregate Group Risk Appetite statements.
External and regulatory reporting	**ORSA** The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting risk and compliance issues to which the Group is exposed as well as assessing capital adequacy over the business planning horizon. In May, the Committee considered the Group's ORSA report, based on the business plan, prior to its approval by the Board and submission to the Hong Kong IA. **Systemic risk management** In May, the Committee considered the Group's recovery plan, which includes the Group critical incident procedure and the liquidity risk management plan, and recommended them for approval by the Board. **Group Internal Economic Capital Assessment (GIECA)** The Committee received regular bi-annual updates on the GIECA results in May and October, and provided approval prior to submission to the Hong Kong IA. The updates also covered the governance framework and validation activity for the GIECA model. In December, the Committee proposed changes to the GIECA risk modelling assumptions for FY 2023 reporting. The Committee received updates on embedding the use of the GIECA model in various business processes and decision-making in October. **Insurance Capital Standard (ICS)** The Committee considered the Group's FY 2022 ICS results in December. This included an update on the Group's engagement on the ICS development with the International Association of Insurance Supervisors on ICS technical topics, and updates on the Group's key next steps for potential ICS implementation.

Statutory and regulatory disclosures

Financial reporting

The Directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements which can be found on pages 228 to 329. They also prepare the supplementary information which is on pages 342 to 361.

Based on the audit of the financial statements and EEV basis supplementary information, the auditor must form an independent opinion on the performance of the Group and report this opinion to the Company and its shareholders. You can find the auditor's opinion on pages 330 to 339 and pages 362 to 363.

Directors have a legal obligation to prepare financial statements that give a true and fair view of the financial affairs of the Company and the Group. The criteria used for the preparation of the financial statements can be found in the Statement of Directors' responsibilities on page 329. Company law also requires the Board to approve the Strategic report on page 149. The Strategic Report provides a description of the Group's capital position, financing and liquidity. The risks facing the Group's business are discussed in the Risk review on pages 56 to 71. Directors must also confirm that the Strategic Report includes a fair review of the development and performance of the business, including a description of the principal risks and uncertainties. This confirmation is in the Statement of Directors' responsibilities on page 329.

The Directors' statement must also confirm that they consider the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

The Directors who held office at the date of approval of this Directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and that each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern

In line with guidance issued by the FRC in September 2014 on risk management, internal control and related financial and business reporting, and after making sufficient enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. Further information is provided in the Viability Statement on page 72 and the basis of preparation disclosure in the financial statements.

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles (the Articles) and the Companies Act 2006. This includes the power to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Articles) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Rules governing the appointment of Directors

The appointment and removal of Directors is governed by the provisions in the Articles, the UK Code, the HK Code (as appended to the Hong Kong Listing Rules) and the Companies Act 2006.

Director indemnities

Subject to the provisions of the Companies Act 2006, the Articles allow Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Suitable insurance cover is in place in case of legal action against Directors and senior managers of companies within the Group.

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and other relevant individuals within the Group. These indemnities were in force for 2023 and remain so.

Contract of significance

At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Securities dealing and inside information

Prudential has adopted securities dealing rules relating to transactions by Directors on terms no less exacting than required by Appendix C1 to the HK Listing Rules and by relevant UK regulations. Having made specific enquiry of all Directors, Prudential confirms that the Directors have complied with these rules throughout the period.

The Group has also adopted an Information Sharing and Securities Dealing Policy, which includes guidance and procedures for the identification, dissemination and escalation of inside information as well as appropriate controls on the disclosure of such information in line with regulatory requirements.

All staff are made aware of the policy and receive communications reminding them of their obligations when they work on any confidential matters in the business or are notified when the Company enters or exits a closed period.

Requirements of Listing Rule 9.8.4

Information to be included in the Annual Report and Accounts under UK Listing Rule 9.8.4 may be found as follows:

Listing Rule	Description	Page
9.8.4 (4)	Details of long-term incentive schemes required by Listing Rule 9.4.3	211
9.8.4 (7)	Details of allotments of equity securities for cash	302
9.8.4 (10)	Contracts of significance involving a Director	195
9.8.4 (12)	Details of shareholder waiver of dividends	400
9.8.4 (13)	Details of shareholder waiver of future dividends	400

Connected transactions

There were no connected transactions during 2023 requiring disclosure.

US regulation and legislation

As a result of its listing on the New York Stock Exchange, the Company complies with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers and has adopted procedures to ensure compliance. In particular, adherence to Section 302 of the Sarbanes-Oxley Act 2002 which covers disclosure controls and procedures, is overseen by a Disclosure Committee which reports to the CEO, chaired by the CFO and comprising members of head office management. The Disclosure Committee supports the CEO and CFO in making certifications about the effectiveness of the Group's disclosure procedures.

Hong Kong IA GWS public disclosures

Under the GWS framework, the Group must make public disclosures around certain risks and capital. These GWS public disclosure requirements, as set out in the Guideline on Group Supervision (GL32) and Insurance (Group Capital) Rules issued by the Hong Kong IA, are met by disclosures within this Annual Report and Accounts.

Change of control

Under the agreements governing Prudential Corporation Holdings Limited's life insurance and fund management joint ventures with China International Trust & Investment Corporation (CITIC), if there is a change of control of the Company, CITIC may terminate the agreements and either, (i) purchase the Company's entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC's interest in the joint venture. The price of the purchase or sale will be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Customers

The five largest customers of the Group constitute in aggregate less than 30 per cent of the total revenue from sales for each of the years presented in this Annual Report and financial statements.

Index to principal Directors' report disclosures

Index to principal Directors' report disclosures

Information required to be disclosed in the Directors' report may be found in the following sections:

Information	Section in Annual Report	Page number(s)
Disclosure of information to auditor	Statutory and regulatory disclosures	195
Directors in office during the year	Board of Directors	152 and 155 - 160
Board diversity	Governance report	154 and 181
ESG matters	Sustainability section	97 - 149
Group-wide policies, including those relating to employment practices	Sustainability section	145 - 148
Greenhouse gas emissions	Sustainability section	117, 126 - 128 and 148
Charitable donations	Sustainability section	134
Political donations and expenditure	Sustainability section	118
Remuneration Committee report	Directors' remuneration report	200 - 225
Directors' interests in shares	Directors' remuneration report	200 - 225
Agreements for compensation for loss of office or employment on takeover	Directors' remuneration report	200 - 225
Details of qualifying third-party indemnity provisions	Governance report	195
Internal control and risk management	Governance report and Strategic report	56 - 71 and 176 - 177
Powers of Directors	Governance report	195
Rules governing appointment of Directors	Governance report	195
Significant agreements impacted by a change of control	Governance report	196
Future developments of the business of the Company	Strategic report	24 - 33
Post-balance sheet events	Note D2 of the notes on the Group financial statements	307
Rules governing changes to the Articles of Association	Shareholder information	399
Structure of share capital, including changes during the year and restrictions on the transfer of securities, voting rights, power to purchase own shares and significant shareholders	Shareholder information, Governance report and note C8 of the notes on the Group financial statements	302
Business review	Group overview and Strategic Report	10 - 149
Changes in borrowings	Financial review and note C5 of the notes on the Group financial statements	296
Dividend details	Group overview and Strategic Report	44
Financial instruments	Additional information	272 - 275
Corporate governance statement including compliance with the Code	Governance report	163 - 164
Fostering the Company's business relationships	Strategic report Section 172 Statement Sustainability section	24 - 29 88 - 96 103 - 104, 109 and 114 - 118
Details of how directors have regard to stakeholders	Strategic report Section 172 Statement Sustainability section	24 - 29 88 - 96 103 - 104, 109 and 114 - 118
Monitoring culture	Section 172 Statement Sustainability section	88 115
Details of the Company's approach to investing in and rewarding its workforce	Section 172 Statement Additional information can be found in the Sustainability Report	92 51

In addition, the risk factors set out on pages 74 to 87 and the additional unaudited financial information set out on pages 366 to 392, are incorporated by reference into the Directors' report.

The Directors' report is signed on behalf of the Board of Directors by

Tom Clarkson
Company Secretary
19 March 2024



Directors' remuneration report



Directors’ remuneration report

Directors' remuneration report



Committee's purpose

The Committee's purpose is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board and the Executive Directors.

Membership and 2023 meeting attendance

Committee members	Scheduled meetings	Ad hoc meetings
Chua Sock Koong (Chair)	5/5	5/5
David Law ACA	5/5	5/5
Ming Lu[1]	4/5	3/5
Philip Remnant CBE FCA[2]	2/2	4/4
George Satorel[3]	3/3	1/1
Tom Watjen[4]	2/2	3/4

Regular attendees

- Chair
- Chief Executive Officer
- Company Secretary
- Chief Human Resources Officer (CHRO)
- Director, Group Reward and Employee Relations, and CHRO, UK
- Remuneration Committee Adviser

(1) Ming Lu was unable to attend one scheduled meeting and two Ad hoc meetings, arranged at short notice.
(2) Philip Remnant retired from the Board on 25 May 2023.
(3) George Sartorel joined the Committee in May 2023.
(4) Tom Watjen retired from the Board on 25 May 2023.

This report has been prepared to comply with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), as well as the Companies Act 2006, the Listing Rules and other related regulations.

Annual statement from the Chair of the Remuneration Committee

Dear shareholder,

On behalf of the Board and its Remuneration Committee (Committee), I am pleased to present the Directors' remuneration report for the year ended 31 December 2023.

The Committee is grateful for the level of support received for the Directors' remuneration policy presented at the 2023 AGM (95.7%). The Committee operated within that policy in 2023 and intends to continue to do so during 2024.

In arriving at the remuneration outcomes for 2023, the Committee has assessed Company performance in the context of the wider stakeholder experience.

2023 in summary

Company performance

As described in the Strategic Report earlier in this Annual Report:

- We have seen strong financial performance in 2023;
- We have demonstrated substantial progress towards our 2027 objectives that were communicated alongside our updated strategy in August 2023; and
- Our performance reflects the breadth and broad-based nature of our markets and the strong capital position of the Group.

The charts opposite illustrate achievement against our key financial annual objectives. The Group achieved these results while maintaining appropriate levels of capital and while operating within the Group's risk framework and appetite.

Performance measures (% weighting of financial bonus targets)

Group new business profit (55%)

A measure of the future profitability of the new business sold during the year and an indicator of the profitable growth of the Group.

Group performance ($m)[1]


2022
2,149
2023
3,125

Group operating free surplus generated[2] (15%)

A measure of the internal cash generation of our businesses.

Group performance ($m)[1]


2022
1,355
2023
1,395

Performance measures (% weighting of Financial bonus targets)

Group adjusted operating profit[3] (20%)

Prudential's primary measure of profitability and a key driver of shareholder value.

Group performance ($m)[1]


2022
2,690
2023
2,893

Group cash flow (AER)[4] (10%)

Cash flows across the Group reflect our aim of achieving a balance between ensuring sufficient net remittances from business units to cover the dividend and responsibly managing corporate costs to allow for reinvestment in profitable opportunities.

Group performance ($m)


2022
394
2023
756

Notes

(1) Group performance and growth rates shown on a constant exchange rate basis.
(2) For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year.
(3) In this report 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns.
(4) Group cash flow includes business unit remittances net of dividends and corporate costs.

Stakeholders' experience

In reaching its decisions for 2023, the Committee considered the experience of the Group's stakeholders during the year, as set out below. More details about how we have listened to our stakeholders and what the Group delivered in 2023 can be found in the Sustainability Report section of the Strategic Report.

Investors

- 2023 was a year of significant engagement with investors, with a new CEO, IFRS 17, the launch of an updated strategy and introduction of quarterly trading updates.
- The Group provided its strategy update alongside its half year 2023 results which was followed by an intensive programme of investor interaction.
- Engagement with investors: During 2023, over 589 meetings were held with around 475 individual institutional investors in Asia, the US, continental Europe and the UK. Of these meetings, 192 were attended by one or more of the Executive Directors.
- TSR performance was below the median of the peer group; over the period 1 January 2021 to 31 December 2023 TSR was -21.0% while the median performance was -15.3%. This reflects the exposure to Asia-based headwinds inherent in Prudential's operating environment over the period and the fact that only one constituent of the 2021 PLTIP peer group operates substantially in the same markets as Prudential.

Our people

- Alongside our new purpose statement, our revised set of values, The PruWay, co-created by employees, was launched.
- As well as holding our third Group Wellness Day (now Prudential Recharge Day) in September 2023:
  - We launched a digital coaching tool globally to provide holistic health and wellbeing personal ongoing support.
  - We announced our sponsorship for This Is Me on World Mental Health Day.
- Engagement with our people included:
  - Use of snap surveys for more timely feedback. Employee engagement scores remain at similar levels to January 2023.
  - Over 7,400 colleagues participated in the Company's fourth **Collaboration Jam,** which focused on fostering engagement and awareness of The PruWay.

Customers	Suppliers

– We have standardised our approach to measuring and analysing customer advocacy, centred around net promoter scores (NPS) across ten business units (BUs).
  – Four of the ten are ranked in the top quartile for customer relationship NPS (ie brand), compared to three in 2022.
  – Four further BUs improved their rankings by a quartile.
– This has been supported by leadership prioritising the voice of customers in our business, with initiatives including:
  – Monthly CEO customer experience forums and a proactive approach to calling back customers reporting unsatisfactory experiences.
  – Group Executive Committee members met with over 150 customers to understand better how we can deliver a distinct customer experience.
	– Prudential is committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights have no place in our organisation or supply chain. In 2023, we further enhanced our existing Group Third Party Supplier and Outsourcing Policy (GTPSO) to drive compliance to use our procurement and third-party risk management system, and to ensure that the Group's Third Party Risk Management (TPRM) framework is consistently applied.

Governments and regulators	**Society**

– Prudential continued its engagement with the **International Association of Insurance Supervisors** (IAIS) relating to international developments including the Insurance Capital Standard (ICS).
– Alongside other insurance industry peers, we met with the Chair of the IAIS Executive Committee to discuss financial inclusion and protection gaps and explore ways in which the industry could support the work of the IAIS on these topics.
– Constructive dialogue with the **Hong Kong Insurance Authority** (Hong Kong IA) continued during 2023, with the Hong Kong IA attending a Board meeting in March 2023 to present feedback on key observations and expected actions directly to the Board.
	– **Diversity and inclusion**: New members of the Diversity and Inclusion Council were onboarded to focus on inclusion. In 2023, we were listed on the Bloomberg Gender Equality Index for the fourth successive year.
	– **Prudence Foundation** continued to invest in our communities. Highlights included:
	  – The Cha-Ching programme, which aims to raise financial literacy in children aged seven to 12 years old, had taught over two million children and had trained over 66,000 teachers.
	  – Our global SAFE STEPS programme, which aims to provide education, awareness and life-saving tips on climate and disaster risk preparedness, and road safety, reached over 100 million people in Asia and Africa in 2023.

Climate change initiatives	

– Highlights included:
  – In March 2023, Prudential's Climate Transition Plan was published, setting out our long-term net zero pledge and interim targets, and the progress we have made against them.
  – In May 2023, we participated in the Net Zero Delivery Summit held in London and contributed to a panel discussion on best practice and illustrative case studies of channelling green finance to emerging markets for a just transition, together with leaders from Vietnam and Africa.
	– We engaged with the IAIS on climate-related risks, including taking part in discussions on this topic. During 2023, Prudential was the co-chair of the Institute of International Finance Asia-Pacific Subgroup, with an agenda focusing on digital developments and climate-related risks in Asia markets.

Remuneration decisions and outcomes for 2023

Senior leadership changes

During the year we welcomed Anil Wadhwani as Chief Executive Officer (CEO) from 25 February 2023. Details of his remuneration are disclosed in the 'Annual report on remuneration' section of this report. The remuneration for Mark FitzPatrick, the Interim CEO, can also be found in this section.

As disclosed in last year's report, the Company agreed to replace remuneration forfeited by Mr Wadhwani as a consequence of his leaving his former employer. The replacement awards are disclosed in the 'Recruitment arrangements' section.

2023 Annual incentive Plan (AIP)

Strong performance against the adjusted stretch targets of the financial metrics led to a formulaic outcome of 100% of maximum on the financial scorecard. The Committee noted inputs from the Risk Committee and Audit Committee, and that the capital underpin had been met and approved the formulaic outcome of 100%.

Taking into account the personal performance of the Executive Directors, this led to bonus outcomes of 99.0% and 97.4% of maximum for Anil and Mark respectively.

Further details can be found in the 'Annual bonus outcomes for 2023' section.

2021-2023 PLTIP

As a result of our performance over 2021-2023, the 2021 PLTIP vested at 27.58%. This reflected below threshold performance against the relative TSR targets, and above threshold performance on the Return on Embedded Value (RoEV) targets and strong performance against the sustainability scorecard. These awards are subject to a two-year holding period. Awards were adjusted to take account of the Jackson demerger as set out in the 2021 Directors' remuneration report.

The Committee considered the Company's share price at the time the 2021 PLTIP awards were made (£15.05/HKD164.07) compared to the share price at the end of the performance period (£8.87/HKD87.40). The share price in early 2024 did not increase and the Committee is satisfied that no windfall gains have arisen on vesting.

Further details can be found in the 'Long-term incentives vesting in respect of performance to 31 December 2023' section.

The Committee carefully considered the formulaic outcomes for both the AIP and PLTIP in the context of the Group's financial performance and the stakeholder experience, as set out earlier in this statement, and determined that these were appropriate. As such, no discretion was applied in determining the AIP and PLTIP outcomes.

Remuneration for 2024

Strategic ambition

A new purpose and strategy were announced alongside the 2023 interim results in August, which included an emphasis on operational and financial discipline to accelerate value creation. The new strategy provides a focus on investing in new business at attractive returns, core capabilities and strategic opportunities as well as returning capital to shareholders via dividends.

A key focus of the Committee's work in 2023 has been to ensure the new strategy is embedded in the remuneration arrangements for 2024. The Committee therefore consulted with major shareholders, and shareholder representative bodies, on proposed changes to the weightings and metrics for the 2024 AIP and 2024 PLTIP, as well as on proposed changes to the remuneration arrangements for the CEO.

Responses were received from shareholders, representing around 45% of the Group's share capital, with investors generally being supportive of the proposals. After careful consideration, and in order to ensure alignment with the new strategy, the Committee intends to implement the following changes to the 2024 AIP and 2024 PLTIP measures, and an increase in PLTIP award level for the CEO.

2024 AIP and 2024 PLTIP measures

While the Committee believes that the existing AIP measures remain appropriate, it decided to change the balance between the measures for 2024 to better reflect the refreshed strategy. Specifically, it approved an increased weighting for Operating Free Surplus Generation (OFSG) and Cash flow. Consequently, New Business Profit (NBP) will reduce, although it retains the highest weighting (at 45%), reflecting the Group's focus on future profitability.

The Committee believes that the PLTIP measures should closely align the economic interests of shareholders with those of executives and support the longer-term strategic ambitions of the Group. Consequently, it intends to:

- Retain Total Shareholder Return (TSR) as a measure, with an increased weight of 45%, which will ensure that maximum vesting only occurs where achievement of the Group's longer-term strategy generates shareholder value.
- Include Life and Asset Management Gross OFSG and NBP as measures (each with a weight of 15%), reflecting the two key financial objectives announced with the new strategy. The measures will replace RoEV. The Committee's view is that the ability to repeatedly demonstrate growth in NBP over a sustained period (through successive PLTIP cycles) is a key driver for value creation. Similarly, continued growth in Life and Asset Management OFSG ensures a focus on profitable new business and managing experience variances over the longer term. Full vesting of the NBP and OFSG elements of the 2024 PLTIP will only be achieved if CAGR over the three-year performance period is aligned with our stated ambitions over the 2022 to 2027 period.
- Retain the Business Integrity Scorecard (with an unchanged weight of 25%), using the existing measures. As part of our support for a just and inclusive transition to net zero, the Board approved a target reduction in our portfolio's weighted average carbon intensity (WACI) of 55% by 2030 (compared to the 2019 baseline). To support this ambition, the Committee has retained a WACI metric in the 2024 PLTIP and introduced a transition finance underpin for this element of the PLTIP.

The Committee is mindful that NBP and OFSG feature in both the 2024 AIP and 2024 PLTIP. However, on balance it believes this is appropriate given that these measures are central to the Group's strategic ambitions in both the short and longer term, and that performance will be measured over different periods.

Remuneration arrangements for the Chief Executive Officer

The Committee undertook a review of the remuneration package of the CEO and other senior executives to ensure they are adequate to attract, motivate and retain the high-calibre personnel required to deliver on our new purpose and strategy. As part of the review, consideration was given to increasing the CEO's salary for 2024, reflecting his performance in the role to date, the passage of time since his original salary was set in May 2022 and the fact that it was unchanged for 2023.

However, after careful deliberation, the Committee decided that it would be more appropriate to increase the CEO's 2024 PLTIP award level from 400% to 425% of salary, in lieu of a salary increase.

The increased PLTIP opportunity, which is well within the maximum allowable under the Policy, is wholly based on performance over the long term, thereby providing a greater focus than a salary increase would give on the achievement of the Group's strategic goals. The Committee therefore believes that this approach will, particularly in combination with the increased weight of TSR, serve to strengthen the alignment of the CEO's interests with those of other shareholders.

The Committee is mindful of the impact that a low share price has on the number of shares under an award, which might give rise to a windfall gain in the future. After careful consideration the Committee decided to review the 2024 PLTIP award at vesting, when all factors can be assessed, to ensure that there has been no windfall gain. As part of this review, the Committee will consider Prudential's stretching performance targets, the share price performance of Prudential and its peers, the share price performance of indices on which Prudential is listed and any other factors deemed relevant to determining a final vesting outcome.

Committee effectiveness review

The operation of the Committee was reviewed in 2023 as part of the annual Board evaluation. No material issues were identified.

Committee changes in 2023

Philip Remnant and Tom Watjen retired from the Board and the Committee at the 2023 AGM. I would like to thank them both for their input and support on the Committee. I would also like to welcome George Sartorel, who joined the Committee in May 2023. George has considerable operational expertise in insurance, mainly across the Asia Pacific region.

I would like to thank the Committee members for their work over the past year in ensuring that our remuneration approach supports the Group's strategy and continues to align with shareholder interests, especially when they have been asked to consider time-critical matters.

I trust that you will find this report a clear account of the way in which the Committee has implemented the Directors' remuneration policy during 2023 and of the proposed Directors' remuneration arrangements for 2024.

Chua Sock Koong
Chair of the Remuneration Committee

19 March 2024

Remuneration at a glance

The elements of Executive Director remuneration

A significant portion of Executive Directors' remuneration is performance-based, long-term and remains at risk. The chart on the right shows the breakdown of the Chief Executive's remuneration based on a scenario of maximum AIP payout of 200 % of salary and full vesting of an LTIP award of 425 % of salary.

Performance-related remuneration is subject to malus (forfeiture or reduction before delivery) and clawback (recovery provisions for a period after delivery). The malus and clawback provisions are detailed in the Directors' remuneration policy.


Pension 4%
Salary 13%
Cash bonus 16%
Deferred bonus 11%
LTIP 56%
Fixed pay 17%
Performance-related pay 83%
Short-term 33%
Long-term 67%

Principles underlying the policy


Remuneration principles
Proportionality
Simplicity
Alignment to culture
Predictability
Clarity
Risk

Proportionality

- There are no incentive outcomes for below-threshold performance. Financial targets are set against the Board-approved plan.
- Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance.
- The Committee approves termination arrangements of Executive Directors to ensure that there is no reward for failure.

Simplicity

- The structure comprises fixed remuneration, annual and long-term incentives only.
- The structure is largely unchanged from previous policies.
- There is a demonstrable link between performance and reward outcomes.

Alignment to culture

- Executive Directors' pension benefit of 13 per cent of salary is aligned with that of the wider workforce.
- The conduct measure in the PLTIP ensures that there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
- The vesting period attached to the PLTIP reflects the time horizon of the business plan.
- The additional post-vesting holding period and share ownership guidelines align Executive Director interests with other stakeholders.

Predictability

- The levels of awards under incentive arrangements to Executive Directors at threshold, on-target and maximum performance points are clearly defined and presented in relevant sections of this report.

Clarity

- The Committee consults regularly with the Company's largest shareholders on executive pay decisions before they are implemented.
- Details on Executive Director pay are clearly set out in the Annual report on remuneration.

Risk

- The Risk Committee advises the Committee on risk management considerations to inform remuneration decisions.
- The Committee has flexibility to adjust incentive outcomes, and to apply malus and clawback to awards and incentive payments.
- The holding period on PLTIP awards extends the award time horizon to five years.
- In-employment share ownership guidelines provide a strong connection to the sustained success of the Company. Post-employment requirements continue the alignment with Company success and stakeholder interests.

How the Directors' remuneration policy operates

The remuneration policy was approved by shareholders at our AGM on 25 May 2023 and will apply for a period of up to three years. Although summarised below for convenience, the full and definitive policy can be found on our website at https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/directors-remuneration-policy-2022.pdf.

Key elements of remuneration		2024 – 2028	Key features of operation of the policy
Fixed pay	**Salary and benefits**		– Salaries reviewed annually with increases generally no greater than those of the workforce unless there is a change in role or responsibility. Benefits reflect individual circumstances and are competitive in the local market. – Pension contributions and/or a cash supplement up to 13% of salary. – Executive Directors based in Hong Kong receive this in addition to contributions into the Hong Kong Mandatory Provident Fund.
	Pension		
Short-term variable pay	**Cash bonus**		– The maximum opportunity is up to 200% of salary. – 40% of bonus is deferred for three years. Deferral will be in cash where share ownership guidelines have been met, or shares where not. – Awards are subject to the achievement of financial and personal objectives, with a Pillar I capital underpin aligned with the Hong Kong Insurance Authority capital framework. – Award is subject to malus and clawback provisions.
	Deferred bonus		
Long-term variable pay Three-year performance assessment	**Prudential Long Term Incentive Plan (PLTIP)**	Performance period; Holding period	– Maximum award under the Plan is 550% of salary although regular awards are below this level. – Awards are subject to a three-year vesting period from date of grant and a further two-year holding period from the end of the vesting period. – Awards are subject to relative TSR and financial performance, as well as a business integrity scorecard. – Awards are subject to malus and clawback provisions.
Share ownership guidelines			– Chief Executive Officer guidelines are 400% of salary. – Executives generally have five years to build this level of ownership. – Executives leaving the Board are required to hold the lower of their actual shareholding at the date they leave the Board and their in-employment share ownership guideline for a period of two years

What performance means for Executive Director remuneration in 2023

At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. In 2023 the Group's performance was appropriately reflected in the incentive outcomes as set out below, and in the Annual report on remuneration.

2023 AIP outcomes

Measure	Weighting	Outturn	% achieved
Group adjusted operating profit	20%[1]	20%	100.0%
Group operating free surplus generated	15%[1]	15%	100.0%
Group cash flow	10%[1]	10%	100.0%
Group EEV new business profit	55%[1]	55%	100.0%
Total Group financial measures	**80%**	**80 %**	100.0%
Personal objectives	20%	17.4% - 19%	87.0% 95.0%
Total bonus	**100%**	**97.4% - 99 %**	97.4% 99.0%

2021-2023 PLTIP outcomes

Measure	Weighting	Outturn	% achieved
Three-year relative TSR	50%	0.0%	
Return on Embedded Value	30%	8.4%	28.1%
Sustainability scorecard	20%	19.2%	95.8%
Total PLTIP	**100%**	27.6%	27.6%

Notes
(1) Weighting of measures within the overall 80% for the category.

Annual report on remuneration

Role and responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and can be found on the Company's website at https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/content-pdf/egroup-remuneration-committee-tors-approved-20231205.pdf. The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Executive Directors, Group Executive Committee members and the Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview. In 2023, the Committee met 10 times and also dealt with a number of matters by email circulation.

The principal responsibilities of the Committee set out in its terms of reference and discharged during 2023 were:

- Approving the operation of performance-related pay schemes operated for the Executive Directors, other members of the Group Executive Committee and the Company Secretary, and determining the targets and individual payouts under such schemes;
- Reviewing and recommending the Directors' Remuneration Policy, applicable to all Directors of the Board, for approval by shareholders;
- Consulting with shareholders and the principal advisory bodies in respect of the Directors' remuneration policy ahead of its approval at the 2023 AGM, and discussing decisions taken in respect of the Executive Director's remuneration arrangements for 2024 (as discussed in the Annual statement from the Chair of the Remuneration Committee);
- Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company's shareholders;
- Monitoring compliance of the Chair and Executive Directors and other members of the Group Executive Committee with share ownership guidelines;
- Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee including for any new hires and departures, and the fees of the Chair. Similarly, reviewing and approving fees for the Non-executive Directors of the Group's material subsidiaries;
- Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for Executive Directors, as well as the alignment of incentives and awards with culture;
- Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
- Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the Hong Kong IA GWS Framework.

The Chair and the Chief Executive Officer attend meetings by invitation. The Committee also had the benefit of advice from the:

- Chief Risk and Compliance Officer;
- Chief Financial Officer;
- Chief Human Resources Officer; and
- Director, Group Reward and Employee Relations, and CHRO, UK.

Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from Executive Directors or senior management about executive remuneration proposals.

During 2023, Deloitte LLP was the independent remuneration adviser to the Committee, having been appointed by the Committee following a competitive tender process during 2021. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operates under its code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2023 were £136,100 charged on a fixed fee as well as a time and materials basis. During 2023, Deloitte provided Prudential management advice on remuneration, digital and technology, taxation, internal audit, global mobility, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte. Management also received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material. During the latter part of 2023, a competitive tender process began for the provision of independent advice to the Committee. The tender will conclude during 2024 and details will be provided in the Directors' remuneration report for 2024.

In 2023, the Board conducted an evaluation of its effectiveness, which included an assessment of the Remuneration Committee. No material issues were identified.

Table of 2023 Executive Director total remuneration (the 'single figure') - *audited information*

$000s	2023 salary	2023 taxable benefits*	2023 total bonus†	2023 PLTIP releases‡	2023 pension benefits§	2023 Other remuneration[1]	Total 2023 fixed remuneration~	Total 2023 variable remuneration~	Total 2023 remuneration the 'single figure'^
Anil Wadhwani[1]	1,326	486	2,638	—	174	7,669	3,113	9,180	12,293
Mark FitzPatrick[2]	229	188	441	313	30	—	447	754	1,201
Total	1,555	674	3,079	313	204	7,669	3,560	9,934	13,494

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits. Benefits of significant value include housing costs for Mr Wadhwani ($324,000), which is in line with Asia practice.

† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani has not yet met his share ownership guideline, the deferred part of the bonus will be into Prudential plc shares. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further performance conditions.

‡ The estimated value of the 2023 PLTIP awards vesting for all Executive Directors has been calculated based on the average share price over the last three months of 2023 (HKD84.82) and includes the accumulated dividends delivered in the form of shares. The Committee's approach to determining the level of vesting for this award is set out in the 'Remuneration in respect of performance periods ending in 2023' section. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the 'Remuneration decisions taken in relation to the demerger' section in the 2021 remuneration report. The actual value of vesting PLTIP awards, based on the share price on the date awards vest, will be shown in the 2024 report. Due to share price depreciation over the vesting period, the estimated value per share of the 2021 LTIP awards is 48 per cent lower than the value per share at grant. No adjustment to vesting levels has been proposed as a result of the share price depreciation.

§ 2023 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the 'Pension benefit entitlement' section.

~ Total fixed remuneration includes salary, taxable benefits, pension benefits and the fixed elements of Mr Wadhwani's buyout. Total variable remuneration includes total bonus, PLTIP awards vesting and variable remuneration elements of Mr Wadhwani's buyout.

^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2023 remuneration has been converted to US dollars using the exchange rate of 0.8041 for GBP and 7.8289 for HKD. Exchange rate fluctuations will therefore impact the reported value.

Notes

(1) Mr Wadhwani joined Prudential on 25 February 2023 and is paid in Hong Kong dollars. 'Other remuneration' consists of the value of replacement awards and payments made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. This includes compensation for salary, pension and housing benefit ($780k), as well as bonus ($1,637k), forfeited during the period between the end of his employment with Manulife and the commencement of his employment with Prudential, and the cost to him of buying out his notice period ($347k). The figure also includes an estimated value of those elements of Mr Wadhwani's replacement award (an option granted on 21 March 2023) that have no performance conditions or where the performance period ended in 2023 ($4,905k). The estimated value of the award has been calculated using the share price at the time of award (HKD124.30) for elements with no performance conditions, and the average share price over the last three months of 2023 (HKD84.82) for those elements with performance conditions. Target vesting has been used to value this latter element given that performance against the original Manulife targets is not yet known. The actual value, based on the actual share price at vesting and actual performance outcomes, will be shown in the 2024 report. Further details of Mr Wadhwani's buy-out can be found in the 'Recruitment arrangements' section later in this report.

(2) Mr FitzPatrick stepped down from the Board on 24 February 2023. The salary figure includes his monthly pensionable cash supplement of £30,167. Mr FitzPatrick was paid in sterling.

Table of 2022 Executive Director total remuneration (the 'single figure') - *audited information*

$000s	2022 salary	2022 taxable benefits*	2022 total bonus†	2022 PLTIP releases‡	2022 pension benefits§	Total 2022 fixed remuneration~	Total 2022 variable remuneration~	Total 2022 remuneration the 'single figure'^
Mark FitzPatrick[1]	1,352	314	2,591	1,255	176	1,842	3,846	5,688
James Turner[2]	1,051	914	1,767	1,245	139	2,104	3,012	5,116
Mike Wells[3]	366	249	693	2,108	48	663	2,801	3,464
Total	2,769	1,477	5,051	4,608	363	4,609	9,659	14,268

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits. Benefits of significant value include home leave/personal flights for Mr Wells, and housing and associated costs for Mr Turner.

† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred into Prudential plc shares for three years. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further performance conditions.

‡ In line with the regulations, the value of the 2020 PLTIP awards vesting for all Executive Directors has been recalculated using the actual share prices at vesting (HKD113.10 and HKD110.70) and includes the accumulated dividends delivered in the form of shares. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the 'Remuneration decisions taken in relation to the demerger' section in the 2021 remuneration report. Due to share price appreciation over the vesting period, the value per share of the 2020 LTIP awards was 8.1 per cent higher than the value per share at grant.

§ 2022 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the 'Pension benefit entitlement' section.

~ Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and PLTIP awards vesting.

^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2022 remuneration has been converted to US dollars using the exchange rate of 0.8088 for GBP and 7.8305 for HKD. Exchange rate fluctuations will therefore impact the reported value.

Notes

(1) Mr FitzPatrick received a monthly pensionable cash supplement of £30,167, which is included in the annualised salary figure from 1 April 2022.

(2) Mr Turner was paid in HK dollars, while Messrs Wells and FitzPatrick were paid in sterling.

(3) Mr Wells stepped down from his role as Group Chief Executive on 1 April 2022 and subsequently retired from the business on 14 July 2022.

Remuneration in respect of performance in 2023 - *audited information*

Base salary

Anil Wadhwani's salary was set on his appointment and was effective from 25 February 2023.

A salary increase of 3 per cent was awarded to Mark FitzPatrick with effect from January 2023. The 2023 average salary increases for other employees across the Group's businesses was 6 per cent. In his role as Interim Group Chief Executive, Mark FitzPatrick received a monthly pensionable cash supplement of £30,167 in addition to his base salary. This amount is included in the figure below.

As a result, Executive Directors received the following base salaries in 2023:

Executive Director	2023 salary (local currency) from 1 January 2023 [1]	2023 salary (USD)[2] from 1 January 2023
Anil Wadhwani, Chief Executive Officer	HK$12,281,000	$1,569,000
Mark FitzPatrick, Interim Group Chief Executive	£1,209,000	$1,504,000

Notes
(1) Anil Wadhwani's salary effective from 25 February 2023.
(2) 2023 salaries were converted to US dollars using an exchange rate of 0.8041 for GBP and 7.8289 for HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.

Pension benefit entitlements

Pension benefit arrangements for 2023 are set out in the table below. The employer pension contribution available to the wider workforce is 13 per cent of salary.

Executive Director	2022 pension benefit	Life assurance provision
Anil Wadhwani	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.
Mark FitzPatrick	Pension supplement in lieu of pension of 13 per cent of salary.	Four times salary plus an additional four times salary dependants' pension.

Annual bonus outcomes for 2023

Target setting

For 2023, financial AIP metrics comprised 80 per cent of the bonus opportunity for the Chief Executive Officer and Interim Group Chief Executive roles. The financial element of Executive Directors' 2023 bonuses was determined by the achievement of four Group measures, namely adjusted operating profit, operating free surplus generation, EEV new business profit and cash flow, which are aligned to the Group's growth and cash generation focus. The performance ranges were based on the annual business plans approved by the Board and reflected the ambitions of the Group, in the context of anticipated market conditions.

Personal objectives comprised 20 per cent of the bonus opportunity for all Executive Directors. These objectives were established at the start of the year for Mark FitzPatrick and on appointment for Anil Wadhwani. They reflect the Group's strategic priorities as set by the Board for 2023.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group risk framework and appetites (as adjusted for any Risk Committee approved counter-cyclical buffers), as described in the Chief Risk and Compliance Officer's report.

The Committee seeks advice from the Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors' remuneration.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors which it considers relevant.

The Committee considered a report from the Chief Risk and Compliance Officer which was approved by the Risk Committee. This report confirmed that the 2023 results were achieved within the Group's and businesses' risk framework and appetite. The Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds which were aligned to the Group risk framework and appetites. The Committee took into account this advice when determining AIP outcomes for Executive Directors.

The table below illustrates the weighting of performance measures for 2023 and the level of achievement under the AIP:

	Weighting of measures (% of total bonus opportunity)		Performance against measures (% of max for each component)						
Executive Director	Group financial measures	Personal objectives	Group financial measures	Personal objectives	2023 AIP outcome (% of max opportunity)	Maximum 2023 AIP (% of salary)	Actual 2023 AIP (% of salary)	2023 salary[2]	2023 AIP award[3]
Anil Wadhwani[1]	80%	20%	100 %	95 %	99.0 %	200%	198.0 %	1,332,299	2,637,953
Mark FitzPatrick[1]	80%	20%	100 %	87 %	97.4 %	200%	194.8 %	226,562	441,343

Notes

(1) Anil Wadhwani's bonus is for the period from appointment on 25 February 2023 and Mark FitzPatrick's bonus is for the period served as a Director from 1 January to 24 February 2023.
(2) Salaries are converted to US dollars using an exchange rate of 0.8041 for GBP and 7.8289 for HKD.
(3) All bonus awards are subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares.

The Committee determined the 2023 AIP awards on the basis of the performance of the Group and of the individual executives. In making these decisions, it reflected on factors including:

- The overall contribution of the executive;
- Behavioural, conduct and risk management considerations; and
- Wider experience of stakeholders and overall corporate performance.

The AIP outcome was considered appropriate in the context of the above, and as such, no discretion was exercised.

Financial performance

The Committee reviewed performance at its meeting in March 2024. For all the financial metrics, the adjusted stretch targets established by the Board were exceeded.

The level of performance required for threshold, target and maximum payment against the Group's 2023 AIP financial measures and the results achieved are set out below:

2023 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)
Group adjusted operating profit	20%	2,513	2,645	2,777	2,893
Group operating free surplus generated	15 %	1,261	1,328	1,394	1,395
Group cash flow	10%	296	439	582	756
Group EEV new business profit	55%	2,155	2,394	2,514	3,125

In line with our long-established practice, the targets have been adjusted to reflect prevailing interest rate and foreign exchange rate assumptions applicable for the full year reporting of new business profit and other metrics. Adjustments to targets in any given year may be upwards or downwards and are designed to ensure that outcomes reflect management's performance in the year by neutralising the effect of interest rates and foreign exchange movements during that year.

Annual report on remuneration continued

Personal performance

20% of the 2023 annual bonus for each Executive Director is based on the achievement of personal objectives, which may include:

- The executive meeting their individual conduct and customer measures;
- The executive's contribution to Group strategy as a member of the Board; and
- Specific goals related to the function for which they are responsible and progress on major projects.

At the end of the year, the Committee considered the performance of all executives against objectives established at the start of the year. At its meeting in March 2024, it concluded that 2023 had seen the execution of significant strategic objectives, as described in the 'Strategic and Operating Review' section of the Annual Report. These achievements reflect Executive Directors' high level of performance against their 2023 personal objectives. Where applicable, all executives met their individual conduct measures and contributed significantly to the achievement of Group strategy during 2023.

The below summarises performance against the personal objectives and strategic priorities for the Executive Directors. Assessments were undertaken by the Chair of the Board.

Anil Wadhwani

2023 personal objectives	Key achievements	Weighting	Performance relative to target
Strategy	– An updated strategy was developed and presented alongside half year results in August 2023 to a positive reception from key stakeholder groups. – Early signs of progress were seen in implementing the updated strategy across the strategic pillars, with improvements in relationship NPS rankings, growth in agency channel, health new business profit and the continued expansion of our bancassurance partner network. – Quarterly reporting of key metrics provides more regular updates on our progress towards the longer-term strategic ambitions and targets communicated in August 2023.	40%	100 %
People and Culture	– A refreshed set of values was co-created with employees, launched in September 2023, and is successfully being embedded throughout the organisation. – The values have been introduced as a material element of employee goal setting and appraisal processes for 2024, against which performance will be assessed and rewarded.	20%	100 %
Stakeholders	– Engagement with investors was positive, focusing on the Group's updated strategy and targets. – Mr Wadhwani has built on his existing or has established relationships with government ministers and regulators to understand their perspectives and priorities as he developed the strategy. – Prudential's first Climate Transition Plan was published in March 2023 setting out our long-term net zero pledge and interim targets, including the upgrade of our WACI reduction target to 55% by 2030 with an underpin of an internal transition finance target.	15%	100 %
Operating Model	– Organisational structures are being revised to enable us to deliver consistent performance across the Group and to replicate best practices at speed and scale. – Mr Wadhwani has started making the key appointments required to support the delivery of the strategy.	15%	87 %
Joint Ventures	– Established strong relationships with the CEO of ICICI. India has been identified as a multi-market engine. We are looking to grow our franchise further and continue to explore options to address the health opportunity in India. – Active engagement with the joint venture management team and CITIC. Established engagement with the new Chair of CITIC and with the new insurance regulator (NFRA) as well as local government bodies.	10%	70 %

Recognising Mr Wadhwani's performance against his personal objectives, the Committee judged that an assessment of **95%** of the portion of the bonus attributable to personal objectives (20%) was appropriate.

Mark FitzPatrick in the role of Interim Group Chief Executive from 1 January to 24 February 2023

2023 personal objective	Achievement	Performance relative to target

Supporting the transition to the new Chief Executive Officer	– Facilitated the onboarding of, and smooth transition to, the new CEO:
	  – Introducing him to regulators, investors and other external stakeholders
	  – Sharing his knowledge of the Group, its internal and external challenges, customers, people, culture and values.
	– Conducted an effective handover of the FY 2022 reporting process ensuring a successful presentation of results by the new CEO and CFO.
		87 %

Recognising Mr FitzPatrick's performance against his personal objectives, the Committee judged that an assessment of **87%** of the portion of the bonus attributable to personal objectives (20%) was appropriate.

Long-term incentives vesting in respect of performance to 31 December 2023 - *audited information*

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In determining the financial targets, the Committee had regard to the stretching nature of the three-year business plan for return on embedded value and capital positions as set by the Board. Further, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input presented by the Chief Risk and Compliance Officer on behalf of the Risk Committee on conduct risk for the conduct measure and had regard to the Company's commitment under the Women in Finance Charter for the diversity measure.

As described in the 2021 Directors' remuneration report, the 2021 PLTIP award targets excluded Jackson performance, with the exception of the 'conduct' measure in the sustainability scorecard which includes Jackson performance until the point of demerger. The TSR peer group was revised ahead of the 2021 awards being made in order to reflect the post-demerger footprint of the Group.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company's performance.

	Weighting	Threshold (20 per cent of award vests)	Stretch (100 per cent of award vests)	Performance achieved	Vesting outcome
TSR[1]	50%	Median	Upper quartile	Below median	0 per cent
Return on Embedded Value (RoEV)[2]	30%	8.9%	10.9%	9.0%	28.1 per cent
GWS operating capital generation[3]	5%	$2,051 million	$2,507 million	Above stretch target	100 per cent
ECap operating capital generation[4]	5%	$2,096 million	$2,562 million	Above stretch target	100 per cent
Conduct[5]	5%	Partial achievement	Stretch achievement	No conduct, culture or governance issues that resulted in significant capital add-ons or material fines	100 per cent
Diversity[6]	5%	33.0%	37.0%	35.3%	83 per cent
Total	100%	–	–	–	27.58 per cent

Notes

(1) Group TSR is measured on a ranked basis over three years relative to peers. The peer group for the 2021 awards consists of AIA, Allianz, AXA, China Life, China Pacific Insurance, China Taiping Insurance, Great Eastern, Manulife Financial, New China Life, Ping An Insurance, Sun Life Financial and Zurich Insurance Group. No adjustments were made to the peer group in respect of the demerger.

(2) The average three-year Group RoEV relative to the 2021-2023 Board-approved business plan.

(3) Cumulative three-year GWS operating capital generation.

(4) Cumulative three-year ECap Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period).

(5) Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.

(6) Diversity is measured as the percentage of Group Leadership Team (GLT) that is female at the end of 2023. For these purposes, GLT membership includes leaders recruited by our operating joint venture Prudential BSN Takaful Berhad.

Details of cumulative achievement under the capital measures have not been disclosed as the Committee considers that these are commercially sensitive and disclosure would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

PLTIP vesting

The Committee considered a report from the Chief Risk and Compliance Officer which was approved by the Risk Committee. This report confirmed that the financial results were achieved within the Group's risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided that it was not appropriate to apply any adjustment to the formulaic vesting outcome of the 2021 PLTIP awards. The Committee determined the vesting of Mark FitzPatrick's PLTIP award as set out below:

Executive Director	Percentage of the PLTIP award vesting	Number of shares vesting[1]	Value of shares vesting[2]
Mark FitzPatrick	27.58 %	28,930	$313,434

Notes

(1) The number of shares vesting has been pro-rated to the end of Mr FitzPatrick's employment and includes accrued dividends. Shares vesting will be subject to a two-year holding period. The number of shares under award was adjusted to take account of the Jackson demerger.

(2) The share price used to calculate the value of the PLTIP award for Mr FitzPatrick,was the average share price for the three months up to 31 December 2023, being HKD84.82, converted to US dollars at the exchange rate of 7.8289.

Long-term incentives awarded in 2023 - *audited information*

2023 share-based long-term incentive awards

The table below shows the conditional award of shares made to the Chief Executive Officer under the PLTIP in 2023 and the performance conditions attached to this award.

			Face value of award				Weighting of performance conditions		
Executive Director	Role	Number of shares subject to award	% of salary	(USD)†	Percentage of awards released for achieving threshold targets	End of performance period	Group TSR	RoEV	Business integrity scorecard§
Anil Wadhwani	Chief Executive Officer	438,098	400%	6,274,691	20%	31 December 2025	35%	40%	25%

† Award calculated based on the average share price over the three dealing days prior to the grant date in May, being HKD112.13. The value has been converted to US dollars at the exchange rate of 7.8289.

§ Each of the five measures within the business integrity scorecard has equal weighting. They are Carbon reduction, GWS capital generation, Group Internal Economic Capital Assessment (GIECA),Diversity and Conduct.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the prices of the indices on which Prudential is listed and any other factors deemed relevant when determining vesting.

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. The peer group for 2023 PLTIP awards was revised from 2022 to further reflect the Group's strategic focus. Allianz, Axa, Sun Life Financial and Zurich Insurance were removed. The peer group is set out below (additions are denoted by an *):

AIA Group	China Life Insurance	China Pacific Insurance (CPIC)	China Taiping Insurance
DBS Group*	Great Eastern	Hang Seng Bank	Manulife Financial
MetLife*	New China Life Insurance (NCI)	Ping An Insurance	Standard Chartered*

Return on Embedded Value Equity (RoEV)

Performance will be assessed on the average three-year Group RoEV relative to the 2023 to 2025 Board-approved plan. 20 per cent of the award will vest for achieving the threshold level of 9.2 per cent, increasing to full vesting for reaching the stretch level of at least 12.5 per cent.

Business integrity scorecard

Under the 2023 business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2023 measures are set out below:

Measure	Threshold performance[1] (20% vesting)	Stretch performance[1] (100% vesting)
Reduction in weighted average carbon intensity (WACI)[2]	25%	35%
GWS capital measure[3]	Threshold	Stretch
GIECA measure[3]	Threshold	Stretch
Diversity[4]	35% female	40% female
Conduct[5]	Partial achievement of Group expectations	Achieving Group expectations

Notes

(1) Performance below threshold results in nil vesting.

(2) Reduction as at 31 December 2025 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated, with a threshold WACI of 299, and a maximum WACI of 280. Please see our Sustainability Report for details on our ambitions and progress to date.

(3) The targets for the GWS capital measure and the GIECA measure are deemed to be commercially sensitive and will be disclosed in the 2025 Annual Report.

(4) Percentage of the Group Leadership Team (GLT) that are female at the end of 2025. The GLT is defined as individuals who occupy a value-creator role across the organisation and/or individuals who have demonstrated future potential for succession to a value-creator role.

(5) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines

Recruitment arrangements - *audited information*

As detailed in the 2022 Directors' remuneration report, in order to facilitate Mr Wadhwani's appointment, the Company agreed to replace remuneration forfeited by him and reimburse costs he incurred as a consequence of his leaving his former employer, Manulife, and joining Prudential. Details of the recruitment arrangements are set out below.

Cash compensation

The Committee determined that it was appropriate and consistent with the Directors' remuneration policy to provide the following cash compensation payments to Mr Wadhwani which, while uncommon from a UK market perspective, given the nature of Mr Wadhwani's employment with Manulife, were necessary to facilitate his move to Prudential and ensure his timely appointment as Chief Executive Officer. Specifically, the Committee decided that it would be appropriate to reimburse Mr Wadhwani for the following amounts he forfeited on joining Prudential:

- The cost of Mr Wadhwani buying out his notice period with Manulife ($347,000);
- Salary, pension and housing benefit foregone during Mr Wadhwani's non-compete period ($780,000); and
- Bonus ($1.6 million) forfeited for the period from the start of the 2022 performance year to the commencement of Mr Wadhwani's employment with Prudential. This bonus is subject to a 40% deferral into Prudential shares for three years.

Replacement award

A replacement award was made in relation to share-based awards made by Manulife that were forfeited. In line with the Directors' remuneration policy, the Committee is satisfied that the replacement award was made on a like-for-like basis with elements of the award subject to release in accordance with the original vesting time frames, and where applicable, satisfaction of the Manulife performance conditions attached to the original awards.

Three types of forfeited awards were replaced:

- Performance shares were replaced at their maximum value (180% of target) but remain subject to satisfaction of the original Manulife performance conditions over the original performance period (to be determined by the Committee based on performance outcomes published in the relevant Manulife Management Information Circular expected to be published in March 2024 and March 2025 for the 2021 and 2022 awards respectively);
- Restricted shares were replaced at face value; and
- Market-value stock options were only replaced to the extent that they were 'in the money'.

The replacement award could not be made under any of the Company's existing incentive plans given the varying structures and terms of the forfeited awards. Therefore, the replacement award was made under a one-off award agreement entered into on 8 March 2023 in accordance with Rule 9.4.2 of the UK Listing Rules. The award comprised (i) a cash-settled nominal-cost option over Prudential shares, and (ii) replacement cash payments.

- Elements of the replacement award that would otherwise have vested before Mr Wadhwani joined the Company were settled in cash ($1.6 million), with a portion used to acquire shares, in Prudential, on behalf of Mr Wadhwani, in line with the requirements of the original Manulife awards.
- The nominal-cost option was granted to Mr Wadhwani on 21 March 2023 to replace the other forfeited Manulife awards in the following tranches:

Type of original award and year of grant[1]	Replacement award	Date of grant	No. of notional shares under option	Exercise price (HKD)	Face value[1] (USD)	End of performance period (if applicable)	Vesting date	Exercise period
Performance shares								
2021[2]	Nominal-cost option	21 March 2023	168,284	0.48	2,671,857	31 Dec 2023	March 2024	30 days from approval of vesting[4]
2022[3]			163,004	0.48	2,588,026	31 Dec 2024	March 2025	
Restricted shares								
2021[2]	Nominal-cost option	21 March 2023	62,706	0.48	995,588	n/a	2 Mar 2024	2 - 31 March 2024
2022[2]			60,738	0.48	964,342	n/a	1 Mar 2025	1 - 30 March 2025
Stock options								
2021[2]	Nominal-cost option	21 March 2023	7,820	0.48	124,159	n/a	5 Mar 2024	5 March - 3 April 2024
2022[2]			11,552	0.48	183,412	n/a	5 Mar 2025	5 March - 3 April 2025

Notes

(1) Awards were calculated based on the average share price over the 20 dealing days before Mr Wadhwani's employment with Prudential started, being HKD124.30, and have been converted to US dollars using the exchange rate of 7.8289.

(2) Elements of the replacement award that are reportable within the 'Table of 2023 Executive Director total remuneration' are the 2021 performance shares (given their performance period ended on 31 December 2023), and all the restricted shares and options (given that these elements are not subject to performance conditions).

(3) The 2022 performance shares (which have a performance period ending on 31 December 2024), will be reported in the 'Table of 2024 Executive Director total remuneration' in next year's report.

(4) The exercise period will be extended if it ends in a closed period.

Annual report on remuneration continued

The nominal-cost option is subject to the following key terms:

– Prudential will withhold a portion of any proceeds received on exercise of the nominal-cost option and use it to acquire shares in Prudential on behalf of Mr Wadhwani, in line with the requirements of the original Manulife awards.
– Malus and clawback may apply at the Committee's discretion to the nominal-cost option if there is a material restatement of the Group's financial statements, a calculation error or misleading data leading to an over vesting of the nominal-cost option, a material breach of law, regulation or code of conduct, or if personal conduct has caused or has the potential to cause significant reputational or financial damage for the Group. Clawback may be applied up to two years from vesting.
– If Mr Wadhwani leaves the Group, any unvested element of the nominal-cost option will normally lapse unless he leaves as a good leaver (as defined in the Directors' remuneration policy). If there is a takeover of Prudential the nominal-cost option may either vest early or be exchanged for an equivalent option over shares in the acquiring company. If Mr Wadhwani is a good leaver or there is a takeover the extent to which the unvested element of the nominal-cost option will vest will be subject to the achievement of relevant performance conditions and, unless the Committee determines otherwise, time pro-rating.
– The nominal-cost option may be adjusted if there is a variation in the share capital of Prudential or other corporate event. Changes to the advantage of Mr Wadhwani will not be made to the replacement award agreement unless shareholders give their consent to the change where the proposed change, if made in relation to a PLTIP award, would require shareholder approval. Benefits under these arrangements will not be pensionable or transferable.

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a premium listing on the London Stock Exchange and is a constituent of the FTSE 100 index), and the peer group of international insurers which comprise the Company's TSR peer group for the 2023 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period 1 January 2014 to 31 December 2023 compared to a similar investment in the FTSE 100 or an index of the Company's peers. Total shareholder return is based on Returns Index data calculated on a daily share price growth plus reinvested dividends (as measured at the ex-dividend dates).

Prudential TSR vs FTSE 100 and peer group average – total return over 10-year period to December 2023


175
150
125
100
75
31/12/2013
31/12/2014
31/12/2015
30/12/2016
29/12/2017
31/12/2018
31/12/2019
31/12/2020
31/12/2021
30/12/2022
29/12/2023
Prudential
FTSE 100
Peer group

The information in the table below shows the total remuneration for the Chief Executive Officer over the same period:

$000[1]	2014	2015	2015	2016	2017	2018	2019	2020	2021	2022	2022	2023	2023
Chief Executive Officer[2,3]	TT	TT	MW	MW	MW	MW	MW	MW	MW	MW	MFP	MFP	AW
Salary, pension and benefits	2,406	938	3,048	3,029	2,415	2,423	2,122	2,126	2,249	663	1,476	447	1,986
Annual bonus payment	3,501	1,077	1,903	2,904	2,673	2,848	2,804	1,355	3,057	693	2,161	441	2,638
(As % of maximum)	(100%)	(77.3%)	(99.7%)	(99.5%)	(94%)	(95%)	(96%)	(46.0%)	(96.7%)	(96%)	(98%)	(97.4)%	(99)%
LTIP vesting	16,233	5,174	6,564	4,016	5,955	4,837	2,746	4,286	1,052	2,108	1,255	313	–
(As % of maximum)	(100%)	(100%)	(100%)	(70.8%)	(95.8%)	(62.5%)	(62.5%)	(68.8%)	(17.8%)	(45.5%)	(45.5%)	(27.6)%	–
Other payment[4]	–	–	–	–	–	–	–	–	–	–	–	–	7,669
Chief Executive Officer 'single figure' of total remuneration[5]	22,140	7,189	11,515	9,950	11,042	10,109	7,671	7,768	6,358	3,464	4,892	1,201	12,293

Notes
(1) All remuneration has been converted to USD using the average exchange rate for each respective financial year.
(2) In years where there has been a change in Chief Executive Officer, the figures shown for each individual's remuneration in that year relate only to their service as Chief Executive Officer.
(3) The Chief Executive Officers are: **TT**: Tidjane Thiam **MW**: Mike Wells **MFP**: Mark FitzPatrick **AW**: Anil Wadhwani
(4) Other payment refers to the value of remuneration forfeited by Mr Wadhwani as a consequence of his leaving his former employer, that was provided by the Company.
(5) Further detail on the 'single figure' is provided in the 'single figure' table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release other than for 2023 (for which an estimate is used). For Mark FitzPatrick, the LTIP vesting for 2022 and 2023 also includes performance periods in which he occupied the role of Group Chief Financial Officer and Chief Operating Officer.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2022 and 2023 on all employee pay and dividends:

	2022	2023	Percentage change
All employee pay ($m)[1]	1,099	1,162	6 %
Dividends ($m)[2]	474	533	12 %

Notes

(1) All employee pay as taken from note B2.1 to the financial statements.
(2) Dividends paid in the year as taken from note B5 to the financial statements.

Percentage change in remuneration

The table below illustrates the year-on-year change in remuneration for each Director compared to a wider employee comparator group:

	Salary (% change)				Benefits (% change)				Bonus[9] (% change)			
	2022-23	2021-22	2020-21	2019-20	2022-23	2021-22	2020-21	2019-20	2022-23	2021-22	2020-21	2019-20
Executive Directors[1]												
Anil Wadhwani[2]	–	–	–	–	–	–	–	–	–	–	–	–
Mark FitzPatrick[2]	(83)%	39%	3%	1%	(40)%	31%	15%	35%	(83)%	39%	46%	(27)%
Chair and Non-executive Directors[4]												
Shriti Vadera[3]	1 %	2%	907%	–	10 %	35%	–	–	–	–	–	–
Jeremy Anderson[4]	12 %	3%	13%	–	–	–	–	–	–	–	–	–
Arijit Basu[5]	198 %	–	–	–	–	–	–	–	–	–	–	–
Chua Sock Koong[4,6]	5 %	70%	–	–	–	–	–	–	–	–	–	–
David Law	0%	2%	6%	1%	–	–	–	–	–	–	–	–
Ming Lu[6]	0%	58%	–	–	–	–	–	–	–	–	–	–
Philip Remnant[7]	(59)%	1 %	0%	1%	–	–	–	–	–	–	–	–
George Sartorel[5]	34 %	–	–	–	–	–	–	–	–	–	–	–
Claudia Suessmuth Dyckerhoff[8]	–	–	–	–	–	–	–	–	–	–	–	–
Tom Watjen[7]	(60)%	(9)%	(4)%	10%	–	–	–	–	–	–	–	–
Jeanette Wong[6]	0%	74%	–	–	–	–	–	–	–	–	–	–
Amy Yip	0%	1%	0%	0%	–	–	–	–	–	–	–	–
UK-based employees	6.0 %	6.7 %	3.1 %	3.8 %	45.1 %	(7.3)%	0.7 %	(4.0)%	143 %	7.9 %	5.8 %	(7.3)%

Notes

(1) The change in salaries for Executive Directors is calculated on a local currency basis. The change in benefits for Executive Directors is calculated in USD, as benefits values are denominated in a number of currencies. The change in bonus is calculated in USD.
(2) Mark FitzPatrick served as Interim Group Chief Executive until 24 February 2023. Anil Wadhwani was appointed Chief Executive Officer from 25 February 2023.
(3) Shriti Vadera joined the Board and the Nomination & Governance Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay in 2020–21 reflects her pro-rated pay for 2020 as well as her change in role.
(4) Fluctuations in Non-executive Directors' pay are due to changes in Committee memberships.
(5) Arijit Basu and George Sartorel joined the Board in 2022. The changes in pay in 2022-23 reflect their pro-rated pay for 2022.
(6) Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board in 2021. The changes in pay in 2021-22 reflect their pro-rated pay for 2021.
(7) Philip Remnant and Tom Watjen both retired from the Board on 25 May 2023.
(8) Claudia Suessmuth Dyckerhoff joined the Board on 1 January 2023.
(9) The year-on-year change in bonus for UK-based employees between 2022 and 2023 reflects changes in the structure of their bonus plan and business performance.

The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore the Committee has decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in each year from 2023 back to 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example to reflect promotions or role changes. The increase in the level of taxable benefit from 2022 to 2023 for employees reflects the extension of private medical cover offered to employees and the introduction of critical illness cover.

Chief Executive Officer pay compared with employee pay and gender pay gap

As reported in prior years, the UK headcount of Prudential Services Limited is below the 250-person threshold which triggers mandatory publication of the gender pay gap and the CEO pay ratio. Both the 2021 gender pay gap and the CEO pay ratio data were disclosed on a voluntary basis. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our relatively small employee headcount in the UK.

Consideration of workforce pay and approach to engagement

The Committee believes that the approach to executive remuneration is consistent with the pay, reward and progression policies for other employees within the Group. The base salary and total remuneration levels for the Executive Directors and other employees are competitively positioned within the relevant markets and reflect the operation of our remuneration structures, which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites and to rewarding the 'how' as well as the 'what' of performance. During 2023, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the Company's incentive arrangements are aligned with the culture and informed the Committee's decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the year-end review of Executive Director compensation and salary increases.

As part of the Board's wider approach to employee engagement, which also included a Group-wide engagement survey, the Committee continues to take additional measures to explain how the remuneration of Executive Directors aligns with the wider Company pay policy. Directors' remuneration is considered appropriate compared to the wider workforce. In 2023, salary increases for other employees across the Group's businesses were 6 per cent while Executive Directors received 3 per cent salary increases in January 2023. Employee engagement is led by the Responsibility & Sustainability Working Group. The Strategic Report describes how it discharged this responsibility during 2023.

The Group operates PRUSharePlus, an all-employee share purchase plan available to employees in 25 countries – 15 in Asia, eight in Africa and two in Europe – allowing our people to invest in the Company's shares. Similar Syariah-compliant plans are available in our Syariah business. Not only do these plans connect all employees to the success of the Company and interests of other shareholders, but they also mean that many of our employees are shareholders and can therefore vote on remuneration-related resolutions at AGMs.

As part of our continuing efforts to safeguard our employees' wellbeing, we held our third Prudential Recharge Day on 15 September 2023. All employees Group-wide were encouraged to take the day as an extra day off to rest and recharge, and to spend time with family and friends, as referred to in the 'Stakeholders' experience' section.

Chair and Non-executive Director remuneration in 2023 - *audited information*

Given the change to the geographic focus of the Group, it was felt to be more appropriate for the Non-executive Chair's and Non-executive Directors' fees to be denominated in our reporting currency (US dollars) rather than in sterling. Major shareholders were consulted on this in July and were supportive of the change. The Directors' remuneration policy, approved by shareholders at the 2023 AGM, anticipated this change.

The Chair and Non-executive Director fees were last increased in July 2022, in line with the increase awarded to Executive Directors in January 2022. No increases were made in 2023.

Chair fees

Shriti Vadera's fee was revised on 1 July 2022 by 3 per cent, to £788,000. The fee was then re-denominated to US dollars with effect from 1 August 2023 to $966,000, using the average exchange rate for the six-month period 1 December 2022 to 31 May 2023 of 0.815806 and rounded to the nearest $1,000.

Non-executive Directors' fees

The Non-executive Directors' fees were re-denominated to US dollars with effect from 1 August 2023 on the same basis as the Chair's fee. Changes in US dollar amounts reflect changes in the exchange rate.

Annual fees	From 1 July 2022 (£)[2]	From 1 July 2022 ($)[2]	From 1 August 2023 ($)
Basic fee	102,000	126,000	125,000
Additional fees:			
Audit Committee Chair	75,000	93,000	92,000
Audit Committee member	30,000	37,000	37,000
Remuneration Committee Chair	65,000	80,000	80,000
Remuneration Committee member	30,000	37,000	37,000
Risk Committee Chair	75,000	93,000	92,000
Risk Committee member	30,000	37,000	37,000
Nomination & Governance Committee Chair[1]	–	–	–
Nomination & Governance Committee member	15,000	19,000	18,000
Responsibility & Sustainability Working Group Chair	45,000	56,000	55,000
Responsibility & Sustainability Working Group member	22,000	27,000	27,000
Senior Independent Director	50,000	62,000	61,000

Notes
(1) There is no fee paid for the role of Nomination & Governance Committee Chair.
(2) Fees were denominated in sterling and converted to USD using an exchange rate of 0.8088 for 2022 for reporting purposes.

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chair and Non-executive Directors are:

	2023 fees ($000)	2022 fees ($000)	**2023 taxable benefits* ($000)**	2022 taxable benefits* ($000)	**Total 2023 remuneration: the 'single figure' ($000)†‡**	Total 2022 remuneration: the 'single figure' ($000)†‡
Chair						
Shriti Vadera	**974**	960	**137**	124	**1,111**	1,084
Non-executive Directors						
Jeremy Anderson	**320**	284	**1**	–	**321**	284
Arijit Basu[1]	**190**	63	**1**	–	**191**	63
Chua Sock Koong	**225**	212	**1**	–	**226**	212
David Law	**293**	291	**1**	–	**294**	291
Ming Lu[5]	**182**	180	**–**	–	**182**	180
Philip Remnant[2]	**115**	279	**–**	–	**115**	279
George Sartorel[3]	**260**	192	**1**	–	**261**	192
Claudia Suessmuth Dyckerhoff[4]	**190**	–	**1**	–	**191**	0
Tom Watjen[2]	**82**	205	**–**	–	**82**	205
Jeanette Wong	**228**	226	**–**	–	**228**	226
Amy Yip	**163**	161	**–**	–	**163**	161
Total	**3,222**	3,053	**143**	124	**3,365**	3,177

* Benefits include the cost of providing the use of a car and driver and medical insurance where applicable.
† Each remuneration element is rounded to the nearest $1,000/£1,000 and totals are the sum of these rounded figures. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.
‡ Total remuneration has been converted to US dollars using an exchange rate of 0.8088 for the 2022 single figure calculation and 0.8041 for the period 1 January to 31 July 2023 for the 2023 single figure calculations. As Non-executive Directors and the Chair do not receive variable remuneration components, the table above does not include a sum of total fixed and total variable remuneration.

Notes
(1) Arijit Basu joined the Board on 1 September 2022.
(2) Philip Remnant and Tom Watjen both retired from the Board on 25 May 2023.
(3) George Sartorel joined the Board on 14 January 2022.
(4) Claudia Suessmuth Dyckerhoff joined the Board on 1 January 2023.
(5) Ming Lu donates his fee to Asia Art Archive, an independent non-profit organisation based in Hong Kong.

Statement of Directors' shareholdings - *audited information*

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan (SIP) and deferred annual incentive awards, detailed in the 'Additional remuneration disclosures' section. It is only these shares that count towards the share ownership guidelines.

	1 January 2023 (or on date of appointment)			31 December 2023 (or on date of stepping down)[2]			Share ownership guidelines	
	Total beneficial interest (number of shares)	Number of shares acquired during the year	Number of shares disposed of during the year	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/fee)	Beneficial interest as a percentage of basic salary/ basic fees§
Chair								
Shriti Vadera	67,500	–	–	67,500	–	67,500	100%	82%
Executive Directors								
Anil Wadhwani[1]	–	42,900	–	42,900	438,098	480,998	400%	32%
Mark FitzPatrick[2]	308,566	29	–	308,595	763,861	1,072,456	250%	343%
Non-executive Directors								
Jeremy Anderson	9,157	–	–	9,157	–	9,157	100%	86%
Arijit Basu[3]	–	3,804	–	3,804	–	3,804	100%	36%
David Law	11,054	–	–	11,054	–	11,054	100%	103%
Ming Lu	7,000	5,600	–	12,600	–	12,600	100%	118%
Philip Remnant[4]	7,916	–	–	7,916	–	7,916	100%	74%
George Sartorel[3]	–	5,000	–	5,000	–	5,000	100%	47%
Claudia Suessmuth Dyckerhoff[3]	–	4,800	–	4,800	–	4,800	100%	45%
Chua Sock Koong	7,500	7,500	–	15,000	–	15,000	100%	140%
Tom Watjen[4, 5]	10,340	–	–	10,340	–	10,340	100%	97%
Jeanette Wong	9,600	–	–	9,600	–	9,600	100%	90%
Amy Yip	9,791	–	–	9,791	–	9,791	100%	92%

* Beneficial interests include shares held directly or indirectly by connected persons. There were no changes of Directors' interests in ordinary shares between 31 December 2023 and 19 March 2024.

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' part of the 'Additional remuneration disclosures' section.

‡ Holding requirement under the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. Executive Directors have five years to reach their guideline. Non-executive Directors have three years from their date of joining to reach the guideline.

§ Based on the average closing price for the six months to 31 December 2023 (HKD91.61) and the exchange rate of 0.8041 for GBP and 7.8289 for HKD.

The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors' and Chief Executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Stock Exchange of Hong Kong Limited any disclosure of interests notified to it in the United Kingdom.

Notes

(1) Anil Wadhwani was appointed on 25 February 2023. Although he has not yet met his share ownership guidelines, in line with the Directors' remuneration policy, he has five years from the date of his appointment to do so.
(2) Mark FitzPatrick stepped down from the Board on 24 February 2023 and is subject to post-employment shareholding guidelines.
(3) Board appointment dates: Arjit Basu - 1 September 2022; George Sartorel - 14 January 2022; and Claudia Suessmuth Dyckerhoff - 1 January 2023.
(4) Philip Remnant and Tom Watjen both retired from the Board on 25 May 2023.
(5) For the 1 January 2023 and 25 May 2023 figures, Tom Watjen's beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares).

Directors' terms of employment

Details of the service contract of the Chief Executive Officer are outlined in the table below. The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts. As required by the Hong Kong Listing Rules, all Executive Director service contracts can be terminated by the Company by giving no more than 12 months' notice (or payment in lieu of such notice) and without compensation payments other than any termination payments required by law.

	Date of contract	Notice period to the Company	Notice period from the Company
Executive Directors			
Anil Wadhwani	25 February 2023	12 months	12 months

Letters of appointment of the Chair and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office. As required by the Hong Kong Listing Rules, the appointment of the Chair and the Non-Executive Directors can be terminated by the Company by giving no more than six months' notice (12 months' notice for the Chair), or payment in lieu of such notice and without compensation payments other than any termination payments required by law.

Chair/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2024 AGM
Chair			
Shriti Vadera (Chair from 1 January 2021)	1 May 2020	12 months	4 years
Non-executive Director			
Philip Remnant[1]	1 January 2013	6 months	n/a
David Law	15 September 2015	6 months	8 years 8 months
Tom Watjen[1]	11 July 2017	6 months	n/a
Amy Yip	2 September 2019	6 months	4 years 8 months
Jeremy Anderson	1 January 2020	6 months	4 years 4 months
Ming Lu	12 May 2021	6 months	3 years
Chua Sock Koong	12 May 2021	6 months	3 years
Jeanette Wong	12 May 2021	6 months	3 years
George Sartorel	14 January 2022	6 months	2 years 4 months
Arijit Basu	1 September 2022	6 months	1 year 8 months
Claudia Suessmuth Dyckerhoff	1 January 2023	6 months	1 year 4 months

Notes
(1) Philip Remnant and Tom Watjen both retired from the Board on 25 May 2023.

Payments to past Directors and payments for loss of office - *audited information*

Payments to past Directors, as they relate to their Directorships, are described below. There were no additional payments to Directors for loss of office in 2023.

Arrangements for James Turner

As reported in 2022, James Turner stepped down from the Board on 31 December 2022, but remained Group Chief Financial Officer and a member of the Group Executive Committee. Salary, pension and benefits continued to be paid to Mr Turner whilst he was a member of the Group Executive Committee. During this period, Mr Turner received benefits in respect of a tax liability, housing benefit and the cost of tax return preparation support (totalling $173,000), which related to periods he served while a Director of the Company. Details of remuneration arrangements associated with his stepping down from the Board were disclosed in full in the 2022 Annual Report.

Subsequently, and as announced on 31 May 2023, James resigned as Chief Financial Officer in light of an investigation into a Code of Conduct issue relating to a recruitment situation. He remained available to the Group for a period of four months, to 30 September 2023, to support a smooth transition to his successor.

The Committee determined that any outstanding unvested long-term incentive awards would lapse at the end of Mr Turner's employment and that an adjustment may be made in the future to other awards, if appropriate in line with the provisions of the policy and in line with the rules of the relevant plans. Deferred bonus awards remain subject to the plan rules including malus and clawback provisions. The 'Post Directorship guidelines' under the Policy will continue to apply.

Arrangements for Mark FitzPatrick

The arrangements for Mark FitzPatrick during 2023 were implemented in line with the 2022 Directors' remuneration report and are detailed in the relevant sections of this report. Full details of remuneration arrangements associated with his stepping down from the Board were disclosed in full in the 2022 Annual Report.

Other Directors

A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported.

As disclosed in last year's Directors' remuneration report, Mike Wells stepped down as Chief Executive on 1 April 2022 and subsequently retired in July 2022. The treatment of his outstanding awards and other remuneration elements was disclosed in 2022. Mike holds a PLTIP award granted in 2021 and as set out in the 'Remuneration in respect of performance in 2023' the performance condition attached to this award was partially met and 27.58 per cent will be released in 2024.

Award	Number of shares vesting[1]	Value of shares vesting[2]
PLTIP	32,491	$352,015

Notes

(1) The number of shares vesting has been pro-rated to reflect time employed and includes accrued dividends.

(2) The share price used to calculate the value was the average share price for the three months up to 31 December 2023, being HKD84.82, converted into US dollars using an exchange rate of 7.8289.

Statement of voting at general meeting

The Directors' remuneration policy and 2022 Directors' remuneration report were both approved by shareholders at the 2023 Annual General Meeting. Both resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors' remuneration policy (2023 AGM)	2,176,820,906	95.71	97,529,901	4.29	2,274,350,807	12,342,304
To approve the Directors' remuneration report (2023 AGM)	2,096,173,741	94.69	117,660,098	5.31	2,213,833,839	72,859,272

Statement of implementation of remuneration policy in 2024

Base salary

The Chief Executive Officer's remuneration package was reviewed in 2023, with any changes effective from 1 January 2024. When the Committee made these decisions, it considered the expected salary increases budgeted for other employees in 2024, as well as external market reference points, to provide context to the Committee based on data for the 2024 TSR peer group, Asia-focused insurers and Asia financial services firms.

After due deliberation and following consultation with shareholders, the Committee considered that there should be no increase to Mr Wadhwani's salary for 2024. This compares to an average 4 per cent salary increase received by the wider Prudential workforce. On this basis, 2024 will be the twelfth consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.

Mr Wadhwani's annual salary, effective 1 January 2024, will remain as HKD12,281,000.

2024 pension entitlements

Mr Wadhwani's pension benefits will remain aligned to the workforce rate, currently considered to be 13 per cent of salary. In addition, statutory contributions will continue to be made into mandatory pension arrangements in Hong Kong, in line with the local requirements.

Annual bonus

Award levels

Anil Wadhwani will remain eligible for a maximum bonus opportunity of 200 per cent of salary.

Performance conditions

For 2024, the AIP for the Chief Executive Officer will continue to be based 80 per cent on financial measures and 20 per cent on personal and strategic objectives. The financial AIP measures and weightings will change to align with the new strategy announced in 2023, increasing the focus on new business profit and operating free surplus generated, as described in the Committee Chair's statement. The resulting 2024 financial AIP measures and weightings are as follows:

- Group EEV new business profit – 45 per cent;
- Group adjusted operating profit – 20 per cent;
- Group operating free surplus generation – 20 per cent; and
- Group holding Company cash flow – 15 per cent.

2024 share-based long-term incentive awards

Award levels

Anil Wadhwani will be eligible to receive a 2024 PLTIP award of 425 per cent of salary (an increase from 400% in 2023). Please see the Committee Chair's statement for further information.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the prices of the indices on which Prudential is listed and any other factors deemed relevant when determining vesting.

Performance conditions

Performance conditions for the 2024 PLTIP award have been revised to ensure that they (together with the 2024 AIP measures) are aligned with the Company's strategic ambitions going forward. Consequently:

- NBP and Life and Asset Management Gross OFSG will be introduced as LTIP measures. The ability to repeatedly demonstrate growth in NBP over a sustained period (ie through successive LTIP cycles) is a key driver for value creation. Full vesting of the NBP and OFSG elements of the 2024 PLTIP will only be achieved if CAGR over the three-year performance period is aligned with our stated ambitions.
- The TSR measure will be retained, with a greater weighting to further enhance alignment with shareholders' interests.
- The business integrity scorecard will be retained with an unchanged weighting. In order to support our just and inclusive transition to net zero, the existing WACI measure will have an underpin based on the value of transition finance, which must be met for any part of the WACI measure to vest. This underpin will consider the value of qualifying investments committed to support the transition of the world to a lower carbon future. Any vesting of this element of the PLTIP will be subject to both the Risk and Remuneration Committees being satisfied that the value of funds committed is appropriate after considering the broader economic environment over the performance period.

The measures, weightings and targets for the 2024 PLTIP awards for Mr Wadhwani are summarised below:

Measure	Weighting	Threshold[1] 20% vesting	Maximum 100% vesting
Relative TSR[2]	45%	Median	Upper quartile
NBP[3]	15%	$10,305m	$13,942m
Gross OFSG[4]	15%	$8,279m	$11,202m
Business integrity scorecard	25%		see below

Notes
(1) Performance below Threshold results in 0% vesting.
(2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The TSR peer group reflects that used for 2023 awards and comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Great Eastern, Hang Seng Bank, Manulife Financial, MetLife, New China Life, Ping An Insurance and Standard Chartered.
(3) NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.

Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period:

Measure	Weighting (% of total LTIP)	Threshold performance (20% vesting)	Stretch performance (100% vesting)
Reduction in WACI[1]	5%	47.5 %	52.5 %
GWS capital measure[2, 6]	5%	Threshold	Stretch
GIECA measure[3, 6]	5%	Threshold	Stretch
Diversity[4]	5%	38% female	42% female
Conduct[5]	5%	Partial achievement of Group expectations	Achieving Group expectations

Notes
(1) WACI indicator at the end of the performance period (31 December 2026) compared with the baseline number as at 31 December 2019. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests.
(2) Cumulative three-year GWS operating capital generation relative to threshold.
(3) Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric.
(4) Percentage of females in the GLT at the end of the performance period.
(5) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
(6) The targets for these metrics are deemed to be commercially sensitive and if disclosed would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.

Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors were reviewed in 2023 with no changes made, other than the re-denomination into US dollars effective from 1 August 2023, as set out in the 'Chairman and Non-executive Director remuneration in 2023' section. The next regular fee level review will be conducted in 2024.



Chua Sock Koong
Chair of the Remuneration Committee
19 March 2024

Additional remuneration disclosures

Directors' outstanding long-term incentive awards and other share awards

The table below sets out Executive Directors' PLTIP awards. The Company operates a number of share schemes and plans which are described in more detail in note I(vi) of the 'Additional Financial Information' section.

Share-based long-term incentive awards

Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2023 (Number of shares)	Conditional awards in 2023 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares[1] (Number of shares released)	Rights exercised in 2023	Rights lapsed in 2023	Conditional share awards outstanding on date of leaving the Company[2] (Number of shares)	Rights lapsed in 2023 following leaving the company	Conditional share awards outstanding at 31 December 2023 (Number of shares)	Date of end of performance period
Anil Wadhwani											
PLTIP	2023	–	438,098	1,125	–	–	–	–	–	438,098	31 Dec 25
		–	438,098		–	–	–	–	–	438,098	
Mark FitzPatrick											
PLTIP	2020	181,137	–	1,050	6,574	79,678	94,885	–	–	–	31 Dec 22
PLTIP	2021	130,467	–	1,496	–	–	–	130,467	25,561	104,906	31 Dec 23
PLTIP	2022	182,131	–	1,134	–	–	–	182,131	93,979	88,152	31 Dec 24
PLTIP	2022	270,126	–	1,030	–	–	–	270,126	148,344	121,782	31 Dec 24
		763,861			6,574	79,678	94,885	582,724	267,884	314,840	

Notes

(1) A dividend equivalent was accumulated on these awards.
(2) Mark FitzPatrick stepped down from his role as Interim Group Chief Executive on 24 February 2023 and subsequently left the Company on 30 September 2023.

Other share awards

The table below sets out Executive Directors' deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2023 (Number of shares)	Conditionally awarded in 2023 (Number of shares)	Dividends accumulated in 2023[1] (Number of shares)	Shares released in 2023 (Number of shares)	Conditional share awards outstanding on date of leaving the Company[2] (Number of shares)	Dividends accumulated in 2023 after leaving the company[2] (Number of shares)	Conditional share awards outstanding at 31 December 2023 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Anil Wadhwani												
Deferred 2023 annual incentive award	2023	–	33,301	199				33,500	31 Dec 25		1183.0	
		–	33,301	199	–	–		33,500				
Mark FitzPatrick												
Deferred 2020 annual incentive award	2020	52,803			52,803	–		–	31 Dec 22	19 May 23	1047.0	1178.0
Deferred 2021 annual incentive award	2021	25,865		228		26,093	155	26,248	31 Dec 23		1495.5	
Deferred 2022 annual incentive award	2022	48,691		429		49,120	293	49,413	31 Dec 24		1133.5	
Deferred 2023 annual incentive award	2023		74,615			74,615	445	75,060	31 Dec 25		1183.0	
		127,359	74,615	657	52,803	149,828	893	150,721				

Notes

(1) A dividend equivalent was accumulated on these awards.
(2) Mark FitzPatrick stepped down from his role as Interim Group Chief Executive on 24 February 2023 and subsequently left the Company on 30 September 2023.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive Directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based Executive Directors are normally eligible to participate in the HM Revenue and Customs (HMRC)-approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

Participants are able to elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company's Share Incentive Plan (SIP). All UK-based employees are able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential plc on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares and dividend shares.

	Year of initial participation	Share Incentive Plan awards held in Trust at 1 Jan 2023 (Number of shares)	Partnership shares accumulated in 2023 (Number of shares)	Matching shares accumulated in 2023 (Number of shares)	Dividend shares accumulated in 2023 (Number of shares)	Share Incentive Plan awards held in Trust at date of leaving the Company (Number of shares)
Mark FitzPatrick[1]	2017	962	134	36	15	1,147

Note
(1) Mark FitzPatrick stepped down from his role as Interim Group Chief Executive on 24 February 2023 and subsequently left the Company on 30 September 2023. The number of shares shown at date of leaving the company includes an entitlement to matching and dividend shares.

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors' outstanding share awards and all-employee share plan options.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2023 was 0.13 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

Remuneration of the five highest-paid individuals and the remuneration of senior management

In line with the requirements of the Stock Exchange of Hong Kong Limited, the following table sets out, on an aggregate basis, the annual remuneration of i) the five highest-paid employees, and ii) senior management for the year ended 31 December 2023.

Of the five individuals with the highest emoluments in 2023, one was an Executive Director for the majority of the year whose emoluments are disclosed in this report. The aggregate of the emoluments of the other four individuals for 2023 are set out in the table below. Senior management comprised the Executive Directors and members of the Group Executive Committee. The table sets out the aggregate of the emoluments paid to the senior management team:

	Five highest paid		Senior management	
Components of remuneration	HKD000	$000	HKD000	$000
Base salaries, allowances and benefits in kind	34,087	4,354	75,348	9,624
Pension contribution	4,333	553	8,138	1,039
Performance-related pay	110,641	14,132	184,542	23,572
Payments made on appointment	–	–	63,661	8,132
Payments made on separation	–	–	–	–
Total[1]	149,061	19,039	331,689	42,367

Their emoluments for 2023 were within the following bands:

		Number of employees	
Remuneration band HKD	Remuneration band USD equivalent	Five highest paid[2]	Senior management
4,500,001 - 5,000,000	574,800 - 638,700		1
7,500,001 - 8,000,000	958,000 - 1,021,900		1
9,000,001 - 9,500,000	1,149,600 - 1,213,500		1
15,000,001 - 15,500,000	1,916,000 - 1,979,800		2
19,000,001 - 19,500,000	2,426,900 - 2,490,800		1
20,500,001 - 21,000,000	2,618,500 - 2,682,400		1
24,500,001 - 25,000,000	3,129,400 - 3,193,300		1
31,000,001 - 31,500,000	3,959,700 - 4,023,600	1	
33,500,001 - 34,000,000	4,279,000 - 4,342,900	1	1
41,500,001 - 42,000,000	5,300,900 - 5,364,700	1	1
42,500,001 - 43,000,000	5,428,600 - 5,492,500	1	1
96,000,001 - 96,500,000	12,262,300 - 12,326,100		1

Note

(1) Further detail on the payments made to senior management can be found in note B2.3 to the IFRS financial statements.
(2) Excludes an Executive Director, whose remuneration is disclosed in this report.


Financial Statements



Financial statements

Group IFRS financial results

Consolidated income statement

	Note	2023 $m	2022* $m
Insurance revenue	B1.4	**9,371**	8,549
Insurance service expense:			
Claims incurred		**(2,913)**	(2,563)
Directly attributable expenses incurred		**(1,258)**	(1,221)
Amortisation of insurance acquisition cash flows		**(2,745)**	(2,453)
Other insurance service expenses		**(197)**	(30)
		(7,113)	(6,267)
Net expense from reinsurance contracts held		**(171)**	(105)
Insurance service result		**2,087**	2,177
Investment return:			
Interest revenue calculated using the effective interest method		**340**	237
Other investment return on financial investments		**9,423**	(29,617)
	B1.4	**9,763**	(29,380)
Fair value movement on investment contract liabilities		**(24)**	67
Net insurance and reinsurance finance income (expense):			
Net finance (expense) income from insurance contracts	B1.5	**(8,839)**	28,623
Net finance income (expense) from reinsurance contracts held	B1.5	**191**	(1,193)
		(8,648)	27,430
Net investment result		**1,091**	(1,883)
Other revenue	B1.4	**369**	436
Non-insurance expenditure	B2	**(990)**	(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		**(172)**	(200)
(Loss) gain attaching to corporate transactions	B1.1	**(22)**	55
Share of loss from joint ventures and associates, net of related tax	D5.3	**(91)**	(85)
Profit (loss) before tax *(being tax attributable to shareholders' and policyholders' returns)* [note]		**2,272**	(519)
Tax charge attributable to policyholders' returns		**(175)**	(124)
Profit (loss) before tax attributable to shareholders' returns		**2,097**	(643)
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	**(560)**	(478)
Remove tax charge attributable to policyholders' returns		**175**	124
Tax charge attributable to shareholders' returns	B3.2	**(385)**	(354)
Profit (loss) for the year	B1.6	**1,712**	(997)
Attributable to:			
Equity holders of the Company		**1,701**	(1,007)
Non-controlling interests		**11**	10
Profit (loss) for the year		**1,712**	(997)

Earnings per share (in cents)	Note	2023	2022*
Based on profit (loss) attributable to equity holders of the Company:	B4		
Basic		**62.1¢**	(36.8)¢
Diluted		**61.9¢**	(36.8)¢

* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results and the related notes have been re-presented from those previously published.

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Consolidated statement of comprehensive income

	2023 $m	2022* $m
Profit (loss) for the year	**1,712**	(997)
Other comprehensive income (loss):		
Exchange movements arising during the year	**(135)**	(613)
Valuation movements on retained interest in Jackson classified as available-for-sale under IAS 39: note		
Unrealised (loss) arising during the year		(125)
Deduct net gains included in the income statements on disposal		(62)
		(187)
Total items that may be reclassified subsequently to profit or loss	**(135)**	(800)
Valuation movements on retained interest in Jackson classified as fair value through other comprehensive income under IFRS 9 note	**8**	
Total items that will not be reclassified subsequently to profit or loss	**8**	
Total comprehensive income (loss) for the year	**1,585**	(1,797)
Attributable to:		
Equity holders of the Company	**1,585**	(1,797)
Non-controlling interests	**–**	–
Total comprehensive income (loss) for the year	**1,585**	(1,797)

* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Note
On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income. The Group has subsequently disposed of its remaining interest in Jackson in 2023. In 2022, these securities were measured at available-for-sale under IAS 39.

Consolidated statement of changes in equity

	Note	Year ended 31 Dec 2023 $m							
		Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve under IFRS 9	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit for the year		–	–	1,701	–	–	1,701	11	1,712
Other comprehensive (loss) income		–	–	–	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		–	–	1,701	(124)	8	1,585	–	1,585
Transactions with owners of the Company									
Dividends	B5	–	–	(533)	–	–	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		–	–	71	–	(71)	–	–	–
Reserve movements in respect of share-based payments		–	–	(5)	–	–	(5)	–	(5)
Effect of transactions relating to non-controlling interests		–	–	16	–	–	16	–	16
New share capital subscribed	C8	1	3	–	–	–	4	–	4
Movement in own shares in respect of share-based payment plans		–	–	25	–	–	25	–	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at 1 Jan		182	5,006	10,653	827	63	16,731	167	16,898
Balance at 31 Dec		183	5,009	11,928	703	–	17,823	160	17,983

	Note	Year ended 31 Dec 2022* $m							
		Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale reserve under IAS 39	Share-holders' equity	Non-controlling interests	Total equity
Reserves									
Profit (loss) for the year		–	–	(1,007)	–	–	(1,007)	10	(997)
Other comprehensive loss		–	–	–	(603)	(187)	(790)	(10)	(800)
Total comprehensive loss for the year		–	–	(1,007)	(603)	(187)	(1,797)	–	(1,797)
Transactions with owners of the Company									
Dividends	B5	–	–	(474)	–	–	(474)	(8)	(482)
Reserve movements in respect of share-based payments		–	–	24	–	–	24	–	24
Effect of transactions relating to non-controlling interests		–	–	49	–	–	49	–	49
New share capital subscribed	C8	–	(4)	–	–	–	(4)	–	(4)
Movement in own shares in respect of share-based payment plans		–	–	(3)	–	–	(3)	–	(3)
Net decrease in equity		–	(4)	(1,411)	(603)	(187)	(2,205)	(8)	(2,213)
Balance at 1 Jan									
As previously reported		182	5,010	10,216	1,430	250	17,088	176	17,264
Effect of initial application of IFRS 17 and classification overlay of IFRS 9, net of tax		–	–	1,848	–	–	1,848	(1)	1,847
As restated after effect of changes		182	5,010	12,064	1,430	250	18,936	175	19,111
Balance at 31 Dec		182	5,006	10,653	827	63	16,731	167	16,898

* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Consolidated statement of financial position

	Note	31 Dec 2023 $m	31 Dec 2022 $m note (i)	1 Jan 2022 $m note (i)
Assets				
Goodwill	C4.1	**896**	890	907
Other intangible assets	C4.2	**3,986**	3,884	4,015
Property, plant and equipment	C10	**374**	437	495
Insurance contract assets	C3.1	**1,180**	1,134	1,250
Reinsurance contract assets	C3.1	**2,426**	1,856	2,787
Deferred tax assets	C7.2	**156**	140	132
Current tax recoverable	C7.1	**34**	18	20
Investments in joint ventures and associates accounted for using the equity method	D5.3	**1,940**	2,259	2,698
Investment properties	C1.1	**39**	37	38
Loans	C1.1	**578**	590	771
Equity securities and holdings in collective investment schemes note (ii)	C1.1	**64,753**	57,679	61,601
Debt securities note (ii)	C1.1	**83,064**	77,016	99,154
Derivative assets	C2.2	**1,855**	569	481
Deposits	C1.1	**5,870**	6,275	4,741
Accrued investment income	C1.2	**1,003**	983	1,017
Other debtors	C1.2	**1,161**	968	955
Cash and cash equivalents	C1.3	**4,751**	5,514	7,170
Total assets		**174,066**	160,249	188,232
Equity				
Shareholders' equity		**17,823**	16,731	18,936
Non-controlling interests		**160**	167	175
Total equity		**17,983**	16,898	19,111
Liabilities				
Insurance contract liabilities	C3.1	**139,840**	126,242	149,798
Reinsurance contract liabilities	C3.1	**1,151**	1,175	1,254
Investment contract liabilities without discretionary participation features	C2.2	**769**	663	722
Core structural borrowings of shareholder-financed businesses	C5.1	**3,933**	4,261	6,127
Operational borrowings	C5.2	**941**	815	861
Obligations under funding, securities lending and sale and repurchase agreements	C2.3	**716**	582	223
Net asset value attributable to unit holders of consolidated investment funds	C2.3	**2,711**	4,193	5,664
Deferred tax liabilities	C7.2	**1,250**	1,139	1,167
Current tax liabilities	C7.1	**275**	208	185
Accruals, deferred income and other creditors	C1.2	**4,035**	2,866	2,624
Provisions	C1.4	**224**	206	234
Derivative liabilities	C2.2	**238**	1,001	262
Total liabilities		**156,083**	143,351	169,121
Total equity and liabilities		**174,066**	160,249	188,232

Notes

(i) The Group has adopted IFRS 9 'Financial instruments' and IFRS 17 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the 31 December 2022 and 1 January 2022 comparative statements of financial position and related notes have been re-presented from those previously published.

(ii) Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2023 are $2,001 million of lent securities and assets subject to repurchase agreements (31 December 2022: $1,571 million).

The parent company statement of financial position is presented on page 322.

The consolidated financial statements on pages 229 to 321 were approved by the Board of Directors on 19 March 2024 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Consolidated statement of cash flows

	Note	2023 $m	2022* $m
Cash flows from operating activities			
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)		**2,272**	(519)
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:			
Investments		**(14,539)**	22,717
Other non-investment and non-cash assets		**23**	(35)
Insurance and reinsurance contract assets and liabilities		**12,787**	(20,440)
Other non-insurance liabilities		**42**	(665)
Investment income and interest payments included in profit before tax		**(4,378)**	(3,912)
Operating cash items:			
Interest receipts		**2,872**	2,589
Interest payments		**(75)**	(16)
Dividend receipts		**1,650**	1,523
Tax paid		**(406)**	(449)
Other non-cash items		**584**	285
Net cash flows from operating activities note (i)		**832**	1,078
Cash flows from investing activities			
Purchases of property, plant and equipment	C10	**(44)**	(34)
Proceeds from disposal of property, plant and equipment		**2**	–
Acquisition of business and intangibles note (ii)		**(415)**	(298)
Cash advanced to CPL note (i)		**(176)**	–
Disposal of Jackson shares		**273**	293
Net cash flows from investing activities		**(360)**	(39)
Cash flows from financing activities			
Structural borrowings of shareholder-financed operations: note (iii)			
Issuance of debt, net of costs		**–**	346
Redemption of debt		**(393)**	(2,075)
Interest paid		**(188)**	(204)
Payment of principal portion of lease liabilities		**(93)**	(101)
Equity capital:			
Issues of ordinary share capital	C8	**4**	(4)
External dividends:			
Dividends paid to equity holders of the Company	B5	**(533)**	(474)
Dividends paid to non-controlling interests		**(7)**	(8)
Net cash flows from financing activities		**(1,210)**	(2,520)
Net decrease in cash and cash equivalents		**(738)**	(1,481)
Cash and cash equivalents at 1 Jan		**5,514**	7,170
Effect of exchange rate changes on cash and cash equivalents		**(25)**	(175)
Cash and cash equivalents at 31 Dec	C1.3	**4,751**	5,514

* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1. Accordingly, the comparative results have been re-presented from those previously published.

Notes

(i) Included in net cash flows from operating activities are dividends from joint ventures and associates of $209 million (2022: $112 million). Cash advanced to CPL, the Group's joint venture in the Chinese Mainland, of $176 million was made in anticipation of a future capital injection as described in note D3.

(ii) Cash flows from acquisition of business and intangibles include amounts paid for distribution rights. There were no acquisitions of businesses in the year.

(iii) Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m		Non-cash movements $m		
	Balance at 1 Jan $m	Issuance of debt	Redemption of debt	Foreign exchange movement	Other movements	Balance at 31 Dec $m
2023	**4,261**	**–**	**(393)**	**58**	**7**	**3,933**
2022	6,127	346	(2,075)	(147)	10	4,261

Notes to the consolidated financial statements

A Basis of preparation and accounting policies

A1 Basis of preparation and exchange rates

Prudential plc (the 'Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') provides life and health insurance and asset management products in Asia and Africa. The Group is headquartered in Hong Kong.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2023, there were no unadopted standards effective for the year ended 31 December 2023 which had an impact on the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group has adopted IFRS 17, 'Insurance Contracts' and IFRS 9, 'Financial Instruments' (including any consequential amendments to other standards) as issued by the IASB and as adopted for use in the UK from 1 January 2023, as discussed in note A2.1. The transition date of the Group for IFRS 17 was 1 January 2022. Except for the changes from the adoption of these two standards and the new and amended IFRS Standards as described in note A2.2, the accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2022 as disclosed in the 2022 annual report.

The parent company statement of financial position prepared in accordance with the UK Generally Accepted Accounting Practice (including Financial Reporting Standard 101 'Reduced Disclosure Framework') is presented on page 322.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period to 31 March 2025, being at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing, as described further in the Risk review section (including the Viability statement).

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2025, being at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements and the parent company financial statements for the year ended 31 December 2023.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at year end			Average rate for the year to date	
	31 Dec 2023	31 Dec 2022	1 Jan 2022	**2023**	2022
Chinese yuan (CNY)	**7.09**	6.95	6.37	**7.09**	6.73
Hong Kong dollar (HKD)	**7.81**	7.81	7.80	**7.83**	7.83
Indian rupee (INR)	**83.21**	82.73	74.34	**82.60**	78.63
Indonesian rupiah (IDR)	**15,397.00**	15,567.50	14,252.50	**15,230.82**	14,852.24
Malaysian ringgit (MYR)	**4.60**	4.41	4.17	**4.56**	4.40
Singapore dollar (SGD)	**1.32**	1.34	1.35	**1.34**	1.38
Taiwan dollar (TWD)	**30.69**	30.74	27.67	**31.17**	29.81
Thai baht (THB)	**34.37**	34.56	33.19	**34.80**	35.06
UK pound sterling (GBP)	**0.78**	0.83	0.74	**0.80**	0.81
Vietnamese dong (VND)	**24,262.00**	23,575.00	22,790.00	**23,835.92**	23,409.87

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD.

All assets and liabilities of entities not operating in USD are converted at closing exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these foreign exchange translations into the Group's USD presentation currency is recorded as a separate component in the Statement of comprehensive income. Upon the disposal of the entity, the related cumulative foreign exchange translation differences are recycled from other comprehensive income to the income statement as part of the gain or loss on disposal.

The general principle for converting foreign currency transactions to the functional currency of an entity is to translate at the functional currency spot rate prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the spot exchange rate for the functional currency at the reporting date. Changes resulting from the foreign exchange translations into the functional currency of the entity are recognised in the income statement.

Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

A2 New accounting pronouncements in 2023

A2.1 Adoption of IFRS 17 and IFRS 9

The Group adopted IFRS 17 'Insurance Contracts' and IFRS 9 'Financial Instruments', including any consequential amendments to other standards, from 1 January 2023.

IFRS 17, 'Insurance contracts'

IFRS 17 introduces significant changes to the way insurance and reinsurance contracts are accounted for, albeit the scope of IFRS 17 and IFRS 4 is very similar. Therefore, nearly all of the Group's insurance and investment contracts with discretionary participation features (DPF) accounted under IFRS 4 are now accounted under IFRS 17.

IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaces this with a new measurement model that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with DPF.

Insurance contracts are aggregated into groups for measurement purposes. Groups of insurance contracts are determined by identifying portfolios of insurance contracts, each comprising contracts subject to similar risks and managed together, and dividing each portfolio into annual cohorts (ie by year of issue) and each annual cohort into groups based on the profitability of contracts. Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued.

When determining 'similar risks' the Group does not divide risks within a contract, eg riders sold under a single contract would not be split by risk type. The Group have therefore identified three broad categories of risks referred to as 'dominant' risks, namely, protection, investment and to a less material extent longevity. The requirement 'managed together' is assessed within the geographical boundary of each local business unit. Each ring-fenced fund is considered to be managed separately.

Under IFRS 17 groups of contracts are measured on initial recognition as the total of:

- Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
- A contractual service margin (CSM) that represents the deferral of any day-one gains arising on initial recognition.

Day-one losses, any subsequent losses on onerous contracts and reversal of those losses arising from groups of insurance contracts are recognised directly in the income statement. For groups of reinsurance contracts held, any net gains or losses at initial recognition are recognised as CSM unless the net cost of purchasing reinsurance relates to past events, in which case such net cost is recognised immediately in the income statement.

Under IFRS 17 insurance contracts are measured under the General Measurement Model (GMM), Variable Fee Approach (VFA) or Premium Allocation Approach (PAA). The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition (as described below) was calculated under the VFA and relates to the Group's with-profits and shareholder-backed participating products and unit-linked products with a low proportion of protection riders. The remaining approximately 28 per cent of the CSM at transition was calculated under the GMM and includes the Group's non-profit protection products and unit-linked products with a high proportion of protection riders.

The fulfilment cash flows are updated each reporting date to reflect current conditions. For contracts with direct participating features which are accounted for under the VFA, on initial recognition the CSM represents the variable fee to shareholders and it is adjusted to reflect the effect of changes in economics as well as experience variances and/or assumptions changes that relate to future services. For contracts accounted for under GMM, the CSM is accreted using the discount rates determined at the date of initial recognition (the 'locked-in discount rates') and only adjusted to reflect the effect of non-economic experience variances and/or assumptions changes that relate to future services. The adjustments to the CSM for GMM business are determined using the locked-in discount rates. Further information on the subsequent measurement of the CSM is contained within note C3.4.

IFRS 17 is applied retrospectively unless impractical to do so. The effect of adopting IFRS 17 retrospectively adjusts shareholders' equity as at the date of transition of 1 January 2022. At the transition date, the opening balance sheet for IFRS 17 is established, as set out in the section 'Effect of adoption of IFRS 17 and IFRS 9' below.

With the adoption of IFRS 17, certain line items in the Group's consolidated statement of financial position have been replaced with new line items. For example, the Group now presents separately the carrying amount of portfolios of:

- Insurance contracts issued that are assets;
- Insurance contracts issued that are liabilities;
- Reinsurance contracts held that are assets; and
- Reinsurance contracts held that are liabilities.

Further, the line items in the consolidated income statement have been changed significantly compared with reporting under IFRS 4. In accordance with the IFRS 17 requirements, the following line items are no-longer reported: Gross premiums earned, Outward reinsurance premiums, Benefits and claims, Reinsurers' share of benefits and claims, Movements in unallocated surplus of with-profits funds and Acquisition costs. Those are replaced with the following IFRS 17 line items:

- Insurance revenue;
- Insurance service expenses;
- Net income (expense) from reinsurance contracts held; and
- Net insurance finance income (expenses).

Approach to transition to IFRS 17

Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value Approach. Prudential has adopted the Modified Retrospective Approach for cohorts of business for which expected cash flows at the date of initial recognition are not available but where actual historic cash flows are available. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.

The CSM of the groups of insurance contracts transitioned under retrospective approaches (ie full retrospective approach and modified retrospective approach) has been calculated as if the Group had only prepared annual financial statements before the transition date (ie transition CSM has been measured using a year-to-date approach).

Full Retrospective Approach (FRA)

Under the FRA, each group of insurance contracts has been identified, recognised and measured as if IFRS 17 had always applied. The CSM was calculated at initial recognition of a group of contracts based on the facts and circumstances at that time (ie without use of hindsight). This CSM was then rolled forward to the transition date in line with the requirements of the standard.

Modified Retrospective Approach (MRA)

The objective of the MRA is to achieve the closest possible outcome to retrospective application possible using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:

- To use information at the transition date to identify insurance contract groups;
- To use information at the transition date to assess eligibility for the variable fee approach; and
- To use information at the transition date to identify discretionary cash flows.

General Measurement Model (GMM)

Under the MRA for GMM business, the cash flows at the date of initial recognition of a group of insurance contracts have been estimated as the cash flows at the earliest available date (ie the first year when the FRA is practicable, referred to as the 'earlier date'), adjusted by the cash flows that are known to have occurred between these two dates. A number of further specific modifications are permitted. The Group has adopted the following modifications:

- To estimate the risk adjustment at the date of initial recognition as the risk adjustment at the earlier date adjusted by the expected release of risk before that date based on the risk adjustment release pattern for similar contracts;
- To estimate CSM amortisation in line with run-off of the coverage units; and
- If there is a loss component at initial recognition, to estimate the amount allocated to the loss component before the transition date using a systematic allocation consistent with the modifications adopted above.

Discount rates at the date of initial recognition were determined using observable market data at that date.

Variable Fee Approach (VFA)

Under the MRA for VFA business, the CSM at the transition date for a group of insurance contracts has been determined as:

- The total fair value of the underlying items at that date; minus
- The fulfilment cash flows at that date; plus or minus
- An adjustment for:
  - Amounts charged to policyholders before that date;
  - Amounts paid before that date not varying with underlying items;
  - The change in the risk adjustment caused by the release from risk before that date; and minus
- An estimate of the amounts that would have been recognised in profit or loss for services provided before the transition date by comparing the remaining coverage units at the transition date with the coverage units provided under the group of contracts before the transition date.

In implementing this approach, the amounts charged to policyholders, the amounts paid not varying with underlying items and coverage units have been adjusted for the time value of money.

Fair Value Approach (FVA)

The insurance contracts of the Group under the FVA generally represent groups of contracts that were written many years ago where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.

Under the FVA, the CSM at the transition date is the difference between the fair value of the insurance contracts, determined in accordance with IFRS 13 Fair Value Measurement, and the fulfilment cash flows at that date.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of groups of insurance contracts has therefore been interpreted as the compensation that a market participant would require for taking on the relevant obligation under the contracts.

The fair value has been determined using a cost of capital approach by reference to a quantum of capital required to be held in order to fulfil the contracts and a required return on that capital. Expected cash flows and the required locked-in capital are projected forward over the duration of the groups of contracts and discounted at the required rate of return. These calculations are based on the following key assumptions:

- The expected cash flows reflect the future cost that a market participant would expect to incur in fulfilling the obligations under the contracts. The fair value has been based on the same scope of cash flows as are included in the calculation of the best estimate liability. In particular, the same contract boundaries are assumed in the calculation of the fair value and best estimate liability. However, the measurement of those cash flows need not be the same.
- The required locked-in capital is the level of capital realistically required for a business to operate in the relevant jurisdiction.
- The required rate of return is compensation the Group would expect a market participant to require to enter into a transaction to transfer the liability associated with the insurance contracts at the transition date. This return has been determined using the Capital Asset Pricing Model, including allowance for both financial risk and uncertainty in non-financial risk.

A number of specific modifications are permitted under the FVA. The Group has adopted the following modifications:

- To use information at the transition date to identify groups of insurance contracts;
- To use information at the transition date to assess eligibility for the VFA;
- To use information at the transition date to identify discretionary cash flows;
- To use information at the transition date to assess whether a contract meets the definition of an investment contract with DPF; and
- To group annual cohorts of business.

The allocation of opening CSM by transition approach is given in note C3.2(b), alongside a segmental split.

IFRS 9, 'Financial Instruments'

IFRS 9 replaced IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after 1 January 2018. The Group met the eligibility criteria, under the amendments to IFRS 4 to apply the temporary exemption from IFRS 9, deferring the initial application date of IFRS 9 to align with the initial application of IFRS 17.

The adoption of IFRS 9 has affected the following three areas:

The classification and the measurement of financial assets and liabilities

IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The Company has made the election under IFRS 9 to measure its retained interest in Jackson at FVOCI. Under this designation, only dividend income from this retained interest is recognised in the profit or loss of the Company. Unrealised gains and losses are recognised in other comprehensive income and there is no recycling to the profit or loss on derecognition. This was the only investment classified at FVOCI at 1 January 2023.

A table explaining the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as at 1 January 2023 is set out in the section 'Effect of adoption of IFRS 17 and IFRS 9' below.

The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI

A new impairment model based on an expected credit loss approach replaced the incurred loss impairment model under IAS 39, resulting in earlier recognition of credit losses compared with IAS 39. This aspect is the most complex area of IFRS 9 and involves significant judgements and estimation processes.

As discussed above, the vast majority of the financial investments of the Group are held at FVTPL to which these requirements do not apply. Accordingly, no significant amount of additional impairment was recognised by the Group under the expected credit loss approach as a result of the adoption of IFRS 9.

The hedge accounting requirements which are more closely aligned with the risk management activities

The Group has not applied hedge accounting treatment under IAS 39 and therefore, there is no impact in this area for the Group upon the adoption of IFRS 9.

Effect of adoption of IFRS 17 and IFRS 9

The adoption of IFRS 17 has significant changes to the accounting for insurance and reinsurance contracts, as discussed above. The Group's approach to transition to IFRS 17 is set out in the preceding section. The Group has restated the 2022 comparative amounts and presented a restated consolidated statement of financial position as at 1 January 2022.

The implementation of IFRS 9 has an insignificant impact on the Group's financial statements. As permitted by IFRS 9, the Group has not restated the comparatives on initial application of the standard but the Group is taking advantage of the classification overlay as permitted by the Amendment to IFRS 17, 'Initial Application of IFRS 17 and IFRS 9 – Comparative Information' issued in December 2021. In accordance with this amendment, the balance sheet at 1 January 2022 reflects the change in classification of certain debt securities to amortised cost from fair value through profit and loss, certain loans to fair value through profit and loss from amortised cost and the recognition of IFRS 9 expected credit losses for certain mortgage loans that continue to be classified as amortised cost. With the exception of these changes, for which the overall net asset impact is insignificant at less than $5 million, the consolidated statement of financial position as of 1 January 2022 as restated under IFRS 17 has been presented to reflect the classification and measurement under IAS 39.

Consolidated statement of financial position at transition date 1 January 2022

The following table shows the Group's consolidated statement of financial position as at 1 January 2022 restated under the IFRS 17 basis and the summarised effects of the adoption of the new standard.

	At 31 Dec 2021 $m	Effects of adoption of IFRS 17 $m		At 1 Jan 2022 $m
	(as reported under IFRS 4)	Presentation changes note(i)	Measurement changes note (ii)	(as restated under IFRS 17)
Assets				
Goodwill	907	–	–	907
Deferred acquisition costs and other intangible assets:				
Deferred acquisition costs	2,815	(39)	(2,776)	–
Other intangible assets	4,043	–	(28)	4,015
	6,858	(39)	(2,804)	4,015
Insurance contract assets	n/a	–	1,250	1,250
Reinsurance contract assets	9,753	(22)	(6,944)	2,787
Deferred tax assets	266	(134)	–	132
Other non-investment and non-cash assets	3,448	(1,022)	61	2,487
Investment properties	38	–	–	38
Investments in joint ventures and associates accounted for using the equity method	2,183	–	515	2,698
Total financial investments:				
Policy loans	1,733	(1,733)	–	–
Other loans	829	–	(58)	771
Equity securities and holdings in collective investment schemes	61,601	–	–	61,601
Debt securities	99,094	–	60	99,154
Derivative assets	481	–	–	481
Deposits	4,741	–	–	4,741
	168,479	(1,733)	2	166,748
Cash and cash equivalents	7,170	–	–	7,170
Total assets	199,102	(2,950)	(7,920)	188,232
Equity				
Shareholders' equity	17,088	–	1,848	18,936
Non-controlling interests	176	–	(1)	175
Total equity	17,264	–	1,847	19,111
Liabilities				
Insurance contract liabilities*	156,485	4,243	(10,930)	149,798
Reinsurance contract liabilities	n/a	–	1,254	1,254
Investment contract liabilities without discretionary participation features	814	–	(92)	722
Core structural borrowings of shareholder-financed businesses	6,127	–	–	6,127
Operational borrowings	861	–	–	861
Deferred tax liabilities	2,862	(1,696)	1	1,167
Other liabilities	14,689	(5,497)	–	9,192
Total liabilities	181,838	(2,950)	(9,767)	169,121
Total equity and liabilities	199,102	(2,950)	(7,920)	188,232

* Included within insurance contract liabilities at 31 December 2021 are investment contracts with DPF and unallocated surplus of with-profits funds under IFRS 4.

Notes

(i) The presentation changes as shown in the table above principally arise from the following effects of the adoption of IFRS 17:

– Inclusion of insurance and reinsurance related receivable and payable balances within IFRS 17 insurance and reinsurance contract assets and liabilities
Under IFRS 17, the measurement of a group of insurance contracts requires inclusion of all the future cash flows within the boundary of each contract and as a result, all insurance and reinsurance related receivable and payable balances (eg premiums receivable and claims payable) that were previously separately presented on the balance sheet are now in effect included within the insurance and reinsurance contract balances under IFRS 17.

– *Policy loans*
Applying the same IFRS 17 measurement principles described above, policy loans related cash flows including any accrued interest income (previously included in 'Accrued investment income') are also included within the fulfilment cash flows of the associated group of insurance contracts.

– *Deferred tax liabilities*
In line with IAS 12, deferred tax assets and liabilities have been netted as appropriate. The deferred tax liabilities arising from expected future distributions of the Singapore with-profits funds have been reclassified to be part of the insurance contract liabilities under IFRS 17.

(ii) The measurement changes shown in the table above principally reflect the following measurement differences arising from the adoption of IFRS 17:

– *Deferred acquisition costs (DAC)*
Acquisition cash flows are taken into account in determining the day-one CSM of a group insurance contracts. As such, explicit assets for DAC are not required and the IFRS 4 balances are removed. DAC relating to investment contracts without discretionary participation features remains as an asset and has been reclassified to 'Other debtors' under 'Other non-investment and non-cash items'.

Notes to the consolidated financial statements continued

- *Insurance and reinsurance contract assets and liabilities*
  The adjustments represent insurance and reinsurance contract measurement differences between IFRS 4 and IFRS 17, which primarily relate to the following effects:
  - the establishment of a CSM under IFRS 17 in accordance with the transition rules, intended to represent the unamortised amount of expected future profit deferred upon initial recognition of an insurance contract for all in-force contracts;
  - the establishment of an explicit risk adjustment for non-financial risk under IFRS 17;
  - release of prudence in the IFRS 4 policyholder liabilities to leave the best estimate liability; and
  - the change in treatment of the unallocated surplus of with-profits funds such that the shareholders' share is recognised in shareholders' equity after allowing for measurement differences between IFRS 4 and IFRS 17.
- *Tax*
  - Current tax assets and liabilities are calculated for each entity in the Group based on local tax rules, and the basis of tax varies between jurisdictions. For insurance entities in the Group, the current tax is calculated based on either the financial statements prepared under local generally accepted accounting principles (GAAP), or the regulatory return prepared under relevant regulatory rules, or on an alternative basis (for example, Hong Kong, where most life insurance business is taxed by reference to net premiums). Current tax assets and liabilities at transition date are not impacted by the adoption of IFRS 17 at Group level as the adoption for the Group financial statements has no impact on local tax calculations. For jurisdictions where the basis of tax is the local financial statements, current tax assets and liabilities will be calculated applying IFRS 17 if and when the standard is adopted locally, and subject to local tax rules for transitional adjustments. The impact of any such local adoption on the Group financial statements will be considered when relevant.
  - Deferred tax balances are adjusted to reflect the deferred tax effects of the measurement adjustments arising from transition to IFRS 17 described above. The methods of calculating deferred tax are unchanged. Where insurance and reinsurance contract assets and liabilities give rise to a tax deduction or taxable income when they are recovered or settled, measurement changes to these balances, without equal changes in current taxable income, give rise to corresponding changes to the deferred tax balances at the tax rates expected to apply when the deferred tax assets or liabilities are realised or settled.
- *Investments in joint ventures and associates accounted for using the equity method*
  The adjustments represent the Group's share of the impact of the transition of the balance sheets of the Group's life joint ventures and associate (being CPL, India and the Takaful business in Malaysia) from IFRS 4 to IFRS 17, arising principally from the measurement differences as described above.

Financial assets and liabilities by IFRS 9 category

The following table and the accompanying notes explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group's financial assets and financial liabilities as at 31 December 2022/1 January, 2023.

The effects of the reclassification of financial assets as a result of transition to IFRS 9 is not material.

	Classification at initial application		Carrying value $m	
Financial instruments	Original under IAS 39	New under IFRS 9	Original under IAS 39	New under IFRS 9
Financial assets				
Loans note (i)	Amortised cost	Amortised cost	140	140
Loans /debt securities note (ii)	Amortised cost	Mandatorily at FVTPL	26	27
Loans	FVTPL	Mandatorily at FVTPL	450	450
Equity securities and portfolio holdings in collective investment schemes	FVTPL	Mandatorily at FVTPL	57,413	57,413
Equity securities note (iii)	Available-for-sale (AFS)	FVOCI	266	266
Debt securities held by Eastspring note (iv)	FVTPL	Amortised cost	67	67
Other Debt securities	FVTPL	Mandatorily at FVTPL	76,922	76,922
Derivative assets	FVTPL	Mandatorily at FVTPL	569	569
Accrued investment income	Loans and receivables	Amortised cost	983	983
Deposits	Loans and receivables	Amortised cost	6,275	6,275
Cash and cash equivalents	Loans and receivables	Amortised cost	5,514	5,514
Other debtors note (i)	Loans and receivables	Amortised cost	968	968
Financial liabilities				
Investment contract liabilities without DPF	FVTPL	Mandatorily at FVTPL	663	663
Derivative liabilities	FVTPL	Mandatorily at FVTPL	1,001	1,001
Core structural borrowings of shareholder-financed businesses	Amortised cost	Amortised cost	4,261	4,261
Operational borrowings	Amortised cost	Amortised cost	815	815
Obligations under funding, securities lending and sale and repurchase agreements	Amortised cost	Amortised cost	582	582
Net asset value attributable to unit holders of consolidated investment funds note (v)	FVTPL	Designated at FVTPL	4,193	4,193
Other liabilities	Amortised cost	Amortised cost	2,866	2,866

Notes

(i) In accordance with IFRS 17 requirements policy loans and debtor balances that are related to insurance contracts are included within the measurement of insurance contract liabilities. Therefore, the amounts for these balance sheet line items as presented in this table do not include such balances.

(ii) Certain securities that were classified as loans at amortised cost under IAS 39 were reclassified to debt securities at fair value through profit or loss under IFRS 9 aligning to how these securities are managed.

(iii) Represents the Group's interest in Jackson which the Group elected to be classified at FVOCI.

(iv) Under IAS 39 Eastspring debt securities were classified as FVTPL. The Group has reclassified these debt securities as measured at amortised cost because these instruments meet the solely payments of principal and interest (SPPI) criterion and are held with the intention to collect contractual cash flows.

(v) 'Net asset value attributable to unit holders of consolidated investment funds' represents the interests of investors other than the Group in the investment funds that the Group is deemed to control and therefore treated as a subsidiary and consolidated in the Group financial statements. The Group has designated 'Net asset value attributable to unit holders of consolidated investment funds' as financial liabilities measured at FVTPL to eliminate any accounting mismatch with the underlying investments of those consolidated investment funds, which are measured at FVTPL.

The measurement categories of the Group's financial assets and financial liabilities as at 31 December 2023, as shown on the consolidated statement of financial position, are consistent with those as at 1 January 2023. The following line items contain more than one asset classification at 31 December 2023:

	Amortised Cost $m	Mandatorily at FVTPL $m	Total 31 Dec 2023 $m
Loans	148	430	578
Debt securities	–	83,064	83,064

A2.2 Adoption of other new accounting pronouncements

In addition to IFRS 17 and IFRS 9, the Group has adopted the following amendments in these consolidated financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

- Amendments to IAS 1 and IFRS Practice Statement 2 'Disclosure of accounting policies' issued in February 2021;
- Amendments to IAS 8 'Definition of Accounting Estimates' issued in February 2021;
- Amendments to IAS 12 'Deferred tax related to assets and liabilities arising from a single transaction' issued in May 2021; and
- Amendments to IAS 12 'International Tax Reform – Pillar Two Model Rules' issued in May 2023. Further details are provided in notes B3.2 and C7.2.

A3 Accounting policies

A3.1 Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, estimates and judgements applied in preparing the Group's consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. All accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB as discussed in note A2 above.

The preparation of these consolidated financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the consolidated financial statements. Prudential evaluates its critical accounting estimates, including those related to insurance business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a) Critical accounting policies with associated critical estimates and judgements – Measurement of insurance and reinsurance contracts under IFRS 17

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. It introduces a model that measures groups of contracts based on the Group's estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment for non-financial risk and a CSM. The process of determining the present value of future cashflows involves a number of estimates and judgments, which are set out below.

Determination of fulfilment cashflows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(137.4) billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)	
Estimates of future cash flows	The Group's process for estimating future cash flows incorporates, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events. As this is a prediction of the future, significant judgement is applied in determining the assumptions that underpin the estimation of future cash flows. These assumptions include, but are not limited to, operating assumptions such as morbidity, mortality, persistency and expenses, and economic assumptions such as risk-free rates and illiquidity premium. Granular assumptions are set at a business unit level. The demographic assumptions are consistent with those used in other metrics such as EEV reporting. The Risk Review included in this Annual Report discusses the insurance and market risks the Group faces and how these risks are mitigated. When estimating future cash flows, the Group takes into account current expectations of future events (other than those from future legislation or regulatory changes that have not been substantively enacted) that might affect those cash flows. Cash flows within the boundary of a contract (the Group's accounting policy on contract boundary is given below) relate directly to the fulfilment of the contract, including those for which the Group has discretion over the amount or timing. These include future premium receipts, payments to (or on behalf of) policyholders, insurance acquisition cash flows and other costs that are incurred in fulfilling contracts. In relation to reinsurance contracts held, the probability weighted estimates of the present value of future cash flows includes the potential credit losses and losses from other disputes to reflect the non-performance risk of the reinsurers. The sensitivity of shareholder equity and CSM to insurance risks is set out in Note C6.1(b).
Expense assumptions used in future cash flow estimation	Insurance acquisition cash flows (as discussed below) and other costs that are incurred in fulfilling contracts comprise both direct costs and an allocation of fixed and variable overheads incurred by the insurance entities. The Group projects estimates of future expenses relating to the fulfilment of contracts within the scope of IFRS 17 using current expense levels adjusted for inflation. Costs that are incurred in fulfilling the contracts include, but are not limited to claims handling costs, policy administration expenses, investment management expenses, income tax and other costs specifically chargeable to the policyholders under the terms of the contracts. Expenses included in estimated future cash flows comprise expenses directly attributable to the groups of contracts, including an allocation of fixed and variable overheads incurred by the insurance entities. Investment management expenses in relation to the management of the assets backing policyholder liabilities are included in the fulfilment cash flows for business using the VFA model, other participating business using the general model and general model non-participating business where the Group performs investment management activities to enhance benefits from insurance coverage for policyholders. The future expenses of internal asset management and other services excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the IFRS results for the life insurance operations in the consolidated financial statements assume that the cost of internal asset management and other services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). Most of the costs incurred by the insurance entities within the Group are considered to be incurred for the purpose of selling and fulfilling insurance contracts and are hence treated as attributable expenses. Cash flows that are not directly attributable to a portfolio of insurance contracts, such as some product development and training costs, are recognised in other operating expenses as incurred.
Policyholder benefits	The assumptions used to project the cash flows also reflect the actions that management would take over the duration of the projection, the time it would take to implement these actions and any expenses incurred in taking those actions. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and crediting rates. For participating contracts, estimated future claim payments include bonuses paid to policyholders determined by reference to the relevant profit-sharing arrangement. For example, for the Group's with-profits business in Hong Kong, Singapore and Malaysia, asset shares are used to determine payments to policyholders. Where cash flows from one group of contracts affect, or are affected by, cash flows in other groups of contracts (eg for with-profits business), the fulfilment cash flows for a group include payments arising from the terms of existing contracts to policyholders in other groups and exclude payments to policyholders in the group that have been included in the fulfilment cash flows of another group.

Determination of fulfilment cashflows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(137.4) billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Insurance acquisition cash flows	Insurance acquisition cash flows arise from the activities of selling, underwriting and starting a group of insurance contracts that are directly attributable to the portfolio of contracts to which the group belongs. Insurance acquisition cash flows that are directly attributable to a group of contracts (eg non-refundable commissions paid on issuance of a contract) are allocated to that group and to the groups that will include renewals of those contracts. Bancassurance payments (eg upfront payments to sell insurance contracts to distribution partners) are capitalised under IAS 38 as intangible assets and amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The amortisation of the bancassurance intangibles is considered to constitute insurance acquisition cash flows. They generally form part of fulfilment cash flows and are amortised implicitly in line with the coverage unit pattern.
Determining the point of recognition and the boundary of an insurance contract	The point of initial recognition of a group of contracts is the earliest of the premium due date, the date coverage starts and, for an onerous contract, the date the contract is signed and accepted by both parties. There is limited judgement involved in relation to most contracts issued by the Group as the coverage period generally starts from the premium due date. The contract boundary defines which future cash flows are included in the measurement of a contract. The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums. The contract boundary is assessed at inception and then reassessed only when there are changes in features or circumstances that alter the commercial substance of the contract or when there are changes in the products within a portfolio. The reassessment of the contract boundary for any changes is performed at the end of each reporting period. For most contracts issued by the Group, there is little judgement involved in determining the contract boundary as either a single premium is received for a contract which is expected to continue for a long period or a guaranteed premium is received for regular premium contracts. For certain contracts where the premiums are not guaranteed, more judgement is involved in assessing the Group's substantive rights and obligations. When determining the boundary for these contracts various factors are taken into consideration by the Group such as the Group's practical ability to terminate or refuse renewal of a contract, the Group's ability to fully reprice at the individual contract level and whether the Group has the ability to reassess risks at a portfolio level and set a price that fully reflects the risks of that portfolio. The Group has some immaterial business that is general insurance in nature and which is considered to have a boundary of one year. Where riders attach to and are not separated from a base contract, the contract boundary is determined based on the component of the contract which has the longest contract boundary. Future cash flows relating to riders which are not purchased at the inception of the base contract, but are added at a later date, are not included within the contract boundary at initial recognition. As the addition of these riders is the exercise of an option under the contract it is not considered a contract modification but is instead treated as changes in fulfilment cash flows. Similar considerations to those applying to underlying insurance contracts apply in determining the contract boundary of groups of reinsurance contracts held. Further detail on reinsurance contracts, including on recognition is set out in note C3.4(b).

Determination of discount rates

Discount rate and risk-free rate

IFRS 17 enables discount rates to be calculated on a top-down or bottom-up basis. The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts.

Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. Government bond yields and swap rates are obtained from publicly available data sources. Yield curves are constructed by using a market-observed curve up to a last liquid point and then extrapolating to an ultimate forward rate.

Where cash flows vary based on the return on underlying items, the projected earned rate is set equal to the discount rate. Where stochastic modelling techniques are used, the projected average investment returns are calibrated to be equal to the deterministic discount rate (including the illiquidity premium).

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts, (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium which is derived through a lifetime projection of expected bond cash flows, allowing for the cost of downgrades and defaults, a rebalancing rate of projected downgrades and a recovery rate in the event of default. The allowance for credit risk varies by currency ranging between 20bps and 56bps at 31 December 2023 (31 December 2022: between 23bps and 56bps) .

A proportion of the reference portfolio's illiquidity premium (either 0%, 50% or 100%) is applied to portfolios of insurance contracts reflecting the liquidity characteristics of the insurance contracts. The liquidity characteristics are assessed from the policyholders' perspective. Consideration is given to the nature of premiums, the level of underwriting, and the surrender and other benefit features of the portfolios. A product's illiquidity premium is restricted to be no greater than reasonably expected to be earned on the assets backing the insurance contract liabilities, over the duration of the insurance contracts.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. The range reflects the proportion of illiquidity premium applied by business unit and portfolio.

	31 Dec 2023 %				
	1 year	**5 years**	**10 years**	**15 years**	**20 years**
Chinese yuan (CNY)	**2.07 - 2.33**	**2.41 - 2.67**	**2.59 - 2.85**	**2.70 - 2.96**	**2.76 - 3.02**
Hong Kong dollar (HKD)	**4.76 - 5.23**	**3.75 - 4.22**	**3.76 - 4.23**	**3.89 - 4.36**	**3.95 - 4.42**
Indonesian rupiah (IDR)	**6.47 - 6.96**	**6.63 - 7.12**	**6.73 - 7.22**	**6.94 - 7.43**	**7.03 - 7.52**
Malaysian ringgit (MYR)	**3.31 - 3.56**	**3.67 - 3.92**	**3.78 - 4.03**	**4.09 - 4.34**	**4.33 - 4.58**
Singapore dollar (SGD)	**3.62 - 4.37**	**2.67 - 3.42**	**2.71 - 3.46**	**2.77 - 3.52**	**2.74 - 3.49**
United States dollar (USD)	**4.81 - 5.64**	**3.86 - 4.69**	**3.90 - 4.73**	**4.01 - 4.84**	**4.36 - 5.19**

	31 Dec 2022 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.09 - 2.84	2.65 - 3.29	2.88 - 3.52	3.05 - 3.69	3.14 - 3.79
Hong Kong dollar (HKD)	4.85 - 6.14	3.96 - 5.25	3.78 - 5.07	3.82 - 5.11	3.84 - 5.13
Indonesian rupiah (IDR)	5.65 - 6.13	6.72 - 7.20	7.29 - 7.77	7.51 - 7.99	7.77 - 8.25
Malaysian ringgit (MYR)	3.52 - 3.91	3.91 - 4.29	4.13 - 4.52	4.35 - 4.73	4.49 - 4.88
Singapore dollar (SGD)	3.83 - 4.94	2.86 - 3.98	3.11 - 4.22	2.91 - 4.02	2.49 - 3.61
United States dollar (USD)	4.75 - 5.91	4.02 - 5.17	3.89 - 5.05	3.98 - 5.15	4.27 - 5.43

	1 Jan 2022 %				
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.21 - 2.60	2.63 - 2.99	2.81 - 3.19	3.00 - 3.65	3.12 - 3.71
Hong Kong dollar (HKD)	0.43 - 1.44	1.24 - 2.26	1.47 - 2.48	1.62 - 2.64	1.91 - 2.92
Indonesian rupiah (IDR)	3.43 - 4.81	5.55 - 6.93	7.04 - 8.42	7.43 - 8.81	7.74 - 9.12
Malaysian ringgit (MYR)	2.25 - 2.58	3.19 - 3.52	3.72 - 4.05	4.13 - 4.46	4.34 - 4.67
Singapore dollar (SGD)	0.60 - 1.58	1.38 - 2.35	1.72 - 2.70	1.99 - 2.97	2.14 - 3.12
United States dollar (USD)	0.38 - 1.30	1.27 - 2.20	1.53 - 2.46	1.69 - 2.61	2.01 - 2.93

The sensitivity of shareholder equity and CSM to changes in interest rates is set out in Note C6.1(a), covers a sensitivity to changes in the discount rates.

Determination of risk adjustment for non-financial risk	
Risk adjustment for non-financial risk	The risk adjustment for non-financial risk reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts. For reinsurance contracts held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the Group to the reinsurer. The risk adjustment for non-financial risk is determined by the Group using a confidence level approach. This is implemented through the use of provisions for adverse deviations (PADs) calibrated using non-financial risk distributions and correlation assumptions. The PADs are applied to best estimate assumptions and hence the risk adjustment is calculated on a contract by contract basis. The Group's risk adjustment allows for all insurance, persistency and expense risks and operational risks specific to uncertainty in the amount and timing of insurance contract cash flows. Reinsurance counterparty default risk is excluded from the calculation. Diversification is included on a net of reinsurance basis within each insurance entity of the Group. Diversification is not allowed for between entities. By applying a confidence level technique, the Group estimates the probability distribution of the expected present value of the future cash flows from insurance contracts at each reporting date and calculates the risk adjustment for non-financial risk as the excess of the value at risk at the 75th percentile (the target confidence level) over the expected present value of the future cash flows. The confidence level is calibrated over a one-year period.

Determination of coverage units	
Coverage units	The proportion of CSM recognised in profit or loss at the end of each period for a group of contracts is determined as the ratio of: – the coverage units in the period; divided by – the sum of the coverage units in the period and the present value of expected coverage units in future periods. The total number of coverage units in a group reflects the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period. The Group defines the quantity of benefits for insurance services as the maximum amount which a policyholder receives when an insured event takes place, for example the sum assured, the annual limit for a medical plan or the present value of a stream of payments. The quantity of benefits is updated each period. Investment related and investment-return services are assumed to be constant over time. Where there are multiple different services in a group of contracts (for example both insurance and investment services are provided), the quantities of benefits for the different types of service are combined using weighting factors. These weighting factors are defined as the present value of expected outflows for each type of service, determined at a contract level. The expected coverage period is the expected duration up to the contract boundary. The expected coverage period of the contracts in a group and the calculation of future coverage units allows for expected decrements (eg deaths and lapses) in each future period using current best estimate assumptions consistent with the best estimate liabilities (BEL) calculation. The Group elects to allow for the time value of money by discounting future coverage units in the determination of the proportion of CSM recognised in profit or loss. Determination of coverage units for groups of reinsurance contracts held follows the same principles as for groups of underlying contracts.

Insurance finance income and expenses	
Disaggregation between profit or loss and other comprehensive income	IFRS 17 allows an accounting policy choice between: – Including insurance finance income or expenses for the period in profit or loss; or – Disaggregating insurance finance income or expenses for the period to include in profit or loss an amount determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of contracts, with the balance being included in other comprehensive income. The Group has made only very limited use of FVOCI accounting for assets. As discussed in note A2.1 under the heading 'The classification and measurement of financial assets and liabilities', the only financial assets classified at FVOCI at 1 January 2023 was the Group's retained equity interest in Jackson, which have been subsequently disposed of. Consequently, the Group has not elected to disaggregate insurance finance income and expenses between profit or loss and other comprehensive income.

Risk mitigation	
Risk mitigation option	IFRS 17 allows the option in certain circumstances to not recognise a change in the CSM to reflect some or all of the changes in the effect of the time value of money and financial risk on: – the amount of the entity's share of the underlying items if the entity mitigates the effect of financial risk on that amount using derivatives or reinsurance contracts held; and – The fulfilment cash flows if the entity mitigates the effect of financial risk on those fulfilment cash flows using derivatives, non-derivative financial instruments measured at fair value through profit or loss, or reinsurance contracts held. The Group has not elected to utilise this option.

The effect of accounting estimates made in interim financial statements	
Effect of estimates made in interim financial statements	IFRS 17 allows an accounting policy choice as to whether to change the treatment of accounting estimates made in previous interim financial statements when applying IFRS 17 in the annual reporting period. The Group has elected to allow updates to accounting estimates made in interim financial statements when applying IFRS 17 in the annual reporting period.

(b) Further critical accounting policies affecting the presentation of the Group's results

Presentation of results before tax attributable to shareholders	
Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders which distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group. Profit before tax attributable to shareholders is $2,097 million and compares to profit before tax of $2,272 million as shown in the Consolidated income statement.	Total tax charge for the Group reflects tax that relates to shareholders' profit and also tax attributable to policyholders through the interest in with-profits or unit-linked funds. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders' and shareholders' returns.

Segmental analysis of results and earnings attributable to shareholders	
The Group uses adjusted operating profit as the segmental measure of its results. Total segmental adjusted operating profit is $3,517 million as shown in note B1.1.	The basis of calculation of adjusted operating profit is provided in note B1.2. The vast majority of the Group's investments are valued at fair value through profit and loss. Short-term fluctuations in the fair value of investments are only partially offset by the effect of economic changes on insurance contract assets and liabilities and so affect the result for the year. The Group therefore provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature.

(c) Other items requiring application of critical estimates or judgements

VFA eligibility assessment

The Group applies judgements in assessing the VFA eligibility of contracts. Application of the VFA impacts the calculation of the CSM at the balance sheet date, which in turn impacts the future year's amortisation recognised in the income statement. Unlike the GMM approach, the VFA approach absorbs economic impacts within the CSM, rather than in the profit and loss account.

The total insurance and reinsurance CSM at the balance sheet date is $21,012 million, including joint ventures and associates, and the CSM amortisation, net of reinsurance, recognised in the income statement is $(2,208) million as shown in note C3.3(a). Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition was calculated under the VFA.

IFRS 17 requires the use of the VFA for insurance contracts with direct participation features, ie substantially investment-related service contracts for which, at inception:

- the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
- the entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and
- the entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.

The following key judgements have been made in assessing VFA eligibility:

Definition of substantial	The term substantial is interpreted to mean greater than 50 per cent.
Contractual terms	In some circumstances contractual terms are implied by customary business practices.
Granularity of assessment	The assessment has been carried out at a contract level. However, to the extent insurance contracts in a group affect the cash flows to policyholders of contracts in other groups (referred to as 'mutualisation'), eligibility for the VFA has been assessed at the level at which such mutualisation occurs (eg fund level).
Calculation basis	VFA eligibility assessments have been performed on a basis consistent with how the Group measures its realistic expectations, for example when pricing, monitoring or setting returns to policyholders.

Contracts not qualifying for the VFA are accounted for under the GMM or PAA. The PAA is not used significantly within the Group.

The measurement model (VFA or GMM) used for key products is set out in Note C3.4(a).

Carrying value of distribution rights intangible assets

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, or changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the impaired value, the Group estimates the discounted future expected cash flows arising from the cash generating units (CGUs) containing the distribution rights.

Impacts $3,709 million of assets as shown in note C4.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid and fees payable not subject to performance conditions. Distribution rights impairment testing is conducted when there is an indication of an impairment.

To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred.

If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the CGUs to which it is allocated.

Financial investments – Valuation	
Financial investments held at fair value, net of derivative liabilities, excluding those held by joint ventures and associates is $149.9 billion as shown in note C2.2(a). Financial investments held at amortised cost represent $6.0 billion of the Group's total assets. The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.	The Group holds the majority of its financial investments at fair value (primarily through profit or loss). Financial investments held at amortised cost primarily comprise loans and deposits and certain debt securities held by Eastspring. **Determination of fair value** The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques. Further details are included in note C2.1. The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices. Quoted market prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C2.1. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

A3.2 New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in 2023. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact on the Group's consolidated financial statements are discussed.

- Amendments to IFRS 16 'Lease liability in a sale and leaseback' issued in September 2022 and effective from 1 January 2024;
- Amendments to IAS 1 'Non-current liabilities with covenants' issued in October 2022 and effective from 1 January 2024;
- Amendments to IAS 7 and IFRS 7 'Supplier finance arrangements' issued in May 2023 and effective from 1 January 2024; and
- Amendments to IAS 21 'Lack of exchangeability' issued in August 2023 and effective from 1 January 2025.

B Earnings performance

B1 Analysis of performance by segment

B1.1 Segment results

	Note	2023 $m	2022 $m		2023 vs 2022 %	
			AER	CER	AER	CER
		note (i)	note (i)	note (i)	note (i)	note (i)
CPL		**368**	271	258	36 %	43 %
Hong Kong		**1,013**	1,162	1,162	(13)%	(13)%
Indonesia		**221**	205	200	8 %	11 %
Malaysia		**305**	340	329	(10)%	(7)%
Singapore		**584**	570	585	2 %	0 %
Growth markets and other note (ii)		**746**	728	715	2 %	4 %
Eastspring		**280**	260	255	8 %	10 %
Total segment profit	B1.3	**3,517**	3,536	3,504	(1)%	0 %
Other income and expenditure unallocated to a segment:						
Net investment return and other items note (iii)		**(21)**	(44)	(44)	52 %	52 %
Interest payable on core structural borrowings		**(172)**	(200)	(200)	14 %	14 %
Corporate expenditure note (iv)		**(230)**	(276)	(277)	17 %	17 %
Total other expenditure		**(423)**	(520)	(521)	19 %	19 %
Restructuring and IFRS 17 implementation costs note (v)		**(201)**	(294)	(293)	32 %	31 %
Adjusted operating profit	B1.3	**2,893**	2,722	2,690	6 %	8 %
Short-term fluctuations in investment returns		**(774)**	(3,420)	(3,404)	77 %	77 %
(Loss) gain attaching to corporate transactions		**(22)**	55	55	n/a	n/a
Profit (loss) before tax attributable to shareholders		**2,097**	(643)	(659)	n/a	n/a
Tax charge attributable to shareholders' returns	B3.2	**(385)**	(354)	(346)	(9)%	(11)%
Profit (loss) for the year		**1,712**	(997)	(1,005)	n/a	n/a
Attributable to:						
Equity holders of the Company		**1,701**	(1,007)	(1,014)	n/a	n/a
Non-controlling interests		**11**	10	9	10 %	22 %
Profit (loss) for the year		**1,712**	(997)	(1,005)	n/a	n/a

Basic earnings per share (in cents)	Note	2023	2022		2023 vs 2022 %	
			AER	CER	AER	CER
		note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	**89.0 ¢**	79.4 ¢	78.5 ¢	12 %	13 %
Based on profit (loss) for the year, net of non-controlling interest	B4	**62.1 ¢**	(36.8)¢	(37.0)¢	n/a	n/a

Notes

(i) Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.

(ii) The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.

(iii) Net investment return and other items includes an adjustment to eliminate intercompany profits as described below. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cashflows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting an adjustment is included with the centre's 'net investment return and other item' to remove the benefit already recognised when valuing the insurance contract.

(iv) Corporate expenditure as shown above is for head office functions.

(v) Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(81) million (2022: $(137) million), largely comprising the costs of Group-wide projects including the implementation of IFRS 17 (this includes one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations.

B1.2 Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments'. There have been no changes to the Group's operating segments from those reported in the Group's consolidated financial statements for the year ended 31 December 2022.

Operations and transactions which do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term fluctuations in investment returns and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit (loss) for the year.

A comparison of the Group's 2022 adjusted operating profit under the previous IFRS 4 basis and the IFRS 17 basis is provided below:

	2022 $m
IFRS 4 basis adjusted operating profit as previously published	3,375
Difference	(653)
IFRS 17 basis adjusted operating profit	2,722

IFRS 17 adjusted operating profit is circa $650 million lower than under IFRS4 in 2022. This broadly comprises:

- a circa $200 million reduction from the prohibition of day-one profit recognition from new business under IFRS17;
- a circa $250 million reduction from changes in the subsequent timing of profit recognition, mainly related to differences on protection products; and
- a circa $200 million reduction due to a one-off uplift in IFRS4 arising as a result of the adoption of Risk Based Capital in Hong Kong.

Determination of adjusted operating profit

(a) Approach adopted for insurance businesses

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This concept was previously applied under IFRS 4, but the changing measurement model under IFRS 17 has impacted how such short-term fluctuations are determined.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group's assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary the Group applies the following approach when attributing the 'net investment result' between operating and non-operating profit:

- Returns on investments that meet the definition of an 'underlying item', namely those investments that determine some of the amounts payable to a policyholder such as assets within unit linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.
- For insurance contracts measured under the GMM, the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities.
- Some GMM BEL components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
- A longer-term rate of return is applied to all other investments held by the Group's insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.

The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as 'short-term fluctuations in investment returns' as a component of non-operating profit.

The 'insurance service result' is recognised in adjusted operating profit in full with the exception of gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach. If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the insurance service results presented in the income statement is classified as part of 'short-term fluctuations in investment returns', a component of non-operating profit.

(b) Determination of longer-term returns

The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.

Debt securities and loans

For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.4 per cent for 2023 (2022: 2.8 per cent to 7.8 per cent).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for 2023 and 2022.

Derivative value movements

In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c) Non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market related items only where it is expected these will unwind over time.

B1.3 Analysis of adjusted operating profit by driver

Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period. This analysis changes from the previous IFRS 4 driver breakdown as the new IFRS 17 measurement model leads to different drivers being relevant. The new basis is not directly reconcilable to the old basis.

The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

- Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.
- Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by under any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement and note C3.2 is the amount relating to the Group's life joint ventures and associates that use the equity method of accounting.
- Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
- Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2).
- Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.
- Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
- Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group's life joint ventures and associates accounted for using the equity method. Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

Notes to the consolidated financial statements continued

	2023 $m	2022 $m		2023 vs 2022 %	
		AER	CER	AER	CER
Adjusted release of CSM note (i)	**2,205**	2,265	2,242	(3)%	(2)%
Release of risk adjustment	**218**	179	178	22 %	22 %
Experience variances	**(118)**	(66)	(62)	(79)%	(90)%
Other insurance service result	**(109)**	(204)	(195)	47 %	44 %
Adjusted insurance service result note (i)	**2,196**	2,174	2,163	1 %	2 %
Net investment result on longer-term basis note (ii)	**1,241**	1,290	1,271	(4)%	(2)%
Other insurance income and expenditure	**(122)**	(98)	(100)	(24)%	(22)%
Share of related tax charges from joint ventures and associates	**(78)**	(90)	(85)	13 %	8 %
Insurance business	**3,237**	3,276	3,249	(1)%	– %
Eastspring	**280**	260	255	8 %	10 %
Other income and expenditure	**(423)**	(520)	(521)	19 %	19 %
Restructuring and IFRS 17 implementation costs	**(201)**	(294)	(293)	32 %	31 %
Adjusted operating profit, as reconciled to profit (loss) for the year in note B1.1	**2,893**	2,722	2,690	6 %	8 %

Notes

(i) The adjusted release of CSM and the adjusted insurance service result are reconciled to the information in the Analysis of movements in insurance and reinsurance contract balances by measurement component in note C3.2 (excluding joint ventures and associates) and the consolidated income statement as follows:

	2023 $m	2022 $m
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement and note C3.2	**1,990**	2,013
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	**218**	229
Release of CSM, net of reinsurance as shown in note C3.3		
Insurance	**2,414**	2,413
Reinsurance	**(206)**	(171)
	2,208	2,242
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	**(3)**	23
Adjusted release of CSM as shown above	**2,205**	2,265

	2023 $m	2022 $m
Insurance service result as shown in the consolidated income statement and note C3.2	**2,087**	2,177
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	**148**	112
Insurance service result as shown in note C3.3		
Insurance	**2,424**	2,396
Reinsurance	**(189)**	(107)
	2,235	2,289
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 less the change to the release of CSM shown above	**68**	(33)
Other primarily related to policyholder tax*	**(107)**	(82)
Adjusted insurance service result as shown above	**2,196**	2,174

* Other primarily relates to the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to profit after tax and so have been offset in the analysis of adjusted operating profit.

(ii) In addition, net investment result on longer-term basis is reconciled to the net investment result in the consolidated income statement as follows:

	2023 $m	2022 $m
Net investment result as shown in the consolidated income statement	**1,091**	(1,883)
Remove investment return of non-insurance entities	**(142)**	(53)
Remove short-term fluctuations in investment return included in non-operating profit*	**774**	3,420
Other items*	**(482)**	(194)
Net investment result on longer-term basis as shown above	**1,241**	1,290

* These reconciling line items include the impact from the Group's life joint ventures and associates.

B1.4 Revenue

The Group recognises insurance revenue as it satisfies its performance obligations, ie as it provides services under groups of insurance contracts. The insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive consideration and comprises the following items.

- *A release of the CSM, measured based on coverage units;*
- *Changes in the risk adjustment for non-financial risk relating to current services;*
- *Claims and other insurance service expenses for the period expected at the beginning of the year; and*
- *Other amounts include the revenue recognised to cover the tax charge attributable to policyholders and other items, for example experience adjustments for premium receipts for current or past services.*

In addition, the Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period using the same amortisation factor used to amortise CSM. The Group recognises the allocated amount, adjusted for interest accretion, as insurance revenue and an equal amount as insurance service expenses.

Non-distinct investment components are excluded from insurance revenue and insurance service expenses.

Policy fees charged on investment contracts without discretionary participation features for asset management and policy administration fees are recognised when related services are provided.

(a) Analysis of total revenue by segment

	2023 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment	Total
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	1,089	582	642	970	670	–	–	3,953	–	3,953
Change in risk adjustment for non-financial risk	73	35	24	55	41	–	–	228	–	228
Release of CSM for services provided	787	187	203	478	538	–	–	2,193	–	2,193
Other adjustments note (ii)	73	32	31	45	71	–	–	252	–	252
Recovery of insurance acquisition cash flows	1,207	306	234	435	563	–	–	2,745	–	2,745
Insurance revenue	3,229	1,142	1,134	1,983	1,883	–	–	9,371	–	9,371
Other revenue note (iii)	22	4	4	–	39	299	–	368	1	369
Total revenue from external customers note (iv)	3,251	1,146	1,138	1,983	1,922	299	–	9,739	1	9,740
Intra-group revenue	–	–	–	–	–	184	(184)	–	–	–
Interest income	1,033	92	239	785	627	7	–	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	–	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	–	5,185	(43)	5,142
Investment return	3,963	235	567	2,803	2,053	198	(184)	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503

	2022 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment	Total
Amounts relating to changes in the liability for remaining coverage:										
Expected claims and other directly attributable expenses	969	438	563	935	736	–	–	3,641	–	3,641
Change in risk adjustment for non-financial risk	53	33	20	33	30	–	–	169	–	169
Release of CSM for services provided	737	274	215	442	513	–	–	2,181	–	2,181
Other adjustments note (ii)	30	16	–	27	32	–	–	105	–	105
Recovery of insurance acquisition cash flows	1,051	309	231	378	484	–	–	2,453	–	2,453
Insurance revenue	2,840	1,070	1,029	1,815	1,795	–	–	8,549	–	8,549
Other revenue note (iii)	65	6	–	1	33	330	–	435	1	436
Total revenue from external customers note (iv)	2,905	1,076	1,029	1,816	1,828	330	–	8,984	1	8,985
Intra-group revenue	–	–	–	–	1	199	(200)	–	–	–
Interest income	927	83	208	724	601	4	–	2,547	50	2,597
Dividend and other investment income	689	77	183	576	107	1	–	1,633	25	1,658
Investment depreciation	(23,615)	(69)	(386)	(6,679)	(2,860)	(21)	–	(33,630)	(5)	(33,635)
Investment return	(21,999)	91	5	(5,379)	(2,151)	183	(200)	(29,450)	70	(29,380)
Total revenue	(19,094)	1,167	1,034	(3,563)	(323)	513	(200)	(20,466)	71	(20,395)

Notes

(i) The Group's share of the results from the joint ventures and associates including CPL that are equity accounted for is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential's share) in 2023 is $560 million (2022: $595 million). Further financial information on CPL is provided in note D5.3.

(ii) Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.

(iii) Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $299 million (2022: $330 million). Also included in other revenue is fee income on financial instruments that are not held at FVTPL of $3 million (2022: $2 million).

(iv) Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group's markets, other than Hong Kong, Singapore, Indonesia and Malaysia as shown above, no individual markets have revenue from external customers that exceeds 10 per cent of the Group total for the years presented.

(b) Additional analysis of investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments mandatorily classified or designated as FVTPL and realised gains and losses (including impairment losses) on items classified at amortised cost and/or FVOCI (AFS for 2022). Movements in unrealised appreciation or depreciation of securities designated as FVOCI (AFS for 2022) are recorded in other comprehensive income. Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

IFRS 9 basis	2023 $m
Interest income calculated using the effective interest method	340
Net gains on financial instruments at FVTPL [note]	9,400
Dividend income from Jackson shares designated at FVOCI recognised in the income statement	7
Other investment returns (including foreign exchange gains and losses)	267
Movement in amounts attributable to external unit holders of consolidated investment funds	(251)
Investment return recognised in the income statement	**9,763**
Valuation movements in Jackson shares recognised in other comprehensive income	8
Total investment return recognised in the income statement and other comprehensive income	**9,771**

IAS 39 basis	2022 $m
Interest income calculated using the effective interest method	237
Net losses on financial instruments at FVTPL [note]	(30,890)
Dividend income from Jackson shares classified as AFS recognised in the income statement	24
Other investment returns (including foreign exchange gains and losses)	239
Movement in amounts attributable to external unit holders of consolidated investment funds	1,010
Investment return recognised in the income statement	(29,380)
Valuation movements in Jackson shares recognised in other comprehensive income	(187)
Total investment return recognised in the income statement and other comprehensive income	(29,567)

Note
Net gains (losses) comprise interest income on financial instruments at FVTPL, dividend and other investment income and investment appreciation (depreciation). Net realised gains and losses on the Group's investments for 2023 recognised in the income statement amounted to a net loss of $(6.0) billion (2022: a net loss of $(9.4) billion).

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios. Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Prudential's insurance business's investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential's Singapore and Hong Kong operations.

All investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement, except for loans and receivables which are generally carried at amortised cost (unless designated at FVTPL), and the Group's retained interest in Jackson which was, prior to its disposal in 2023, classified as FVOCI under IFRS 9 (designated as AFS under IAS 39). Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using USD as functional currency is translated at average exchange rates. The year-on-year movements in investment return of the Group mainly reflect the cumulative impact from the changes in interest rates on bond asset values and in the performance of the equity markets.

B1.5 Net insurance and reinsurance finance income (expense)

Insurance finance income and expenses comprise changes in the carrying amounts of groups of insurance and reinsurance contracts arising from the effects of the time value of money, financial risk and changes therein, unless any such changes for groups of direct participating contracts are allocated to a loss component and included in insurance service expenses. These amounts include changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). The Group does not disaggregate insurance finance income or expenses between profit or loss and other comprehensive income.

The following table provides an analysis of net insurance and reinsurance finance income (expense).

	2023 $m	2022 $m
Net finance (expense) income from insurance contracts notes (i)(ii)		
Accretion of interest on GMM contracts	**(233)**	(240)
Changes in fair value of underlying assets and other adjustments relating to VFA contracts	**(8,162)**	28,498
Effect of changes in interest rates and other financial assumptions	**(276)**	458
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	**43**	53
Net foreign exchange income (expense)	**12**	(524)
Other finance (expense) income from insurance contracts note (iii)	**(223)**	378
	(8,839)	28,623
Net finance expense from reinsurance contracts held notes (i)(ii)		
Accretion of interest on GMM contracts	**45**	45
Effect of changes in interest rates and other financial assumptions	**168**	(1,301)
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	**(11)**	71
Net foreign exchange (expense)	**(8)**	(1)
Other finance (expense) from reinsurance contracts note (iv)	**(3)**	(7)
	191	(1,193)

Notes

(i) The Group has made an accounting policy choice to disaggregate the finance component of the risk adjustment and present it under insurance finance income (expenses) instead of insurance service result.

(ii) The analysis of the investment return on the assets of the Group is provided in note B1.4. The impact of changes in market movements on the assets and insurance contract liabilities will vary depending on whether the insurance contracts are classified as VFA or GMM, which is discussed further in note C6.1(a).

(iii) Other finance (expense) income from insurance contracts includes the effect of changes in the policyholders' interest in the excess net assets of relevant participating funds of $(192) million (2022: $515 million).

(iv) Other finance (expense) from reinsurance contracts held includes the effect of changes in non-performance risk of reinsurers of $(3) million (2022: $(7) million).

B1.6 Additional segmental analysis of profit after tax

	2023 $m	2022 $m
CPL note	**(577)**	(345)
Hong Kong	**976**	(742)
Indonesia	**156**	108
Malaysia	**257**	178
Singapore	**512**	(7)
Growth markets and other note	**775**	314
Eastspring	**254**	234
Total segment	**2,353**	(260)
Unallocated to a segment (central operations)	**(641)**	(737)
Total profit (loss) after tax	**1,712**	(997)

Note

The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax basis above, the amount shown for CPL is before tax (with its tax being included in the Growth markets and other segment). The Group's share of CPL's post-tax result was $(366) million (2022: $(275) million).

B2 Insurance service expenses and other expenditure

Insurance service expenses arising from insurance contracts are recognised in profit or loss generally as they are incurred. They exclude repayments of investment components and comprise:

- *incurred claims and other insurance service expenses;*
- *amortisation of insurance acquisition cash flows;*
- *losses on onerous contracts and reversals of such losses;*
- *adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk and changes therein, which are recognised in insurance finance income (expense); and*
- *impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.*

An analysis of the expenses incurred by the Group in the year is provided in the table below.

	2023 $m	2022 $m
Expenses attributed to insurance acquisition cash flows note (i)	**4,833**	3,232
Other directly attributable expenses note (ii)	**1,258**	1,221
Other expenditure note (iii)	**990**	1,019
Total expenses	**7,081**	5,472

Notes

(i) Expenses attributed to insurance acquisition cash flows represent insurance acquisition expenses incurred in the year, which are implicitly deferred within the CSM and amortised as part of the CSM amortisation.

(ii) Other directly attributable expenses are those incurred in the year when providing insurance services to the policyholders, excluding the cost of claims and benefit payments. The expected other directly attributable expenses are explicitly included within the BEL and form part of the BEL release to the insurance revenue. The actual other directly attributable expenses incurred in the year form part of insurance service expenses.

(iii) Other expenditure includes interest expense other than interest on core structural borrowings that is presented separately on the income statement as Finance costs. Total segment interest expense is $58 million (2022: $23 million), of which $31 million arises in the Hong Kong segment (2022: $11 million) and $23 million (2022: $9 million) arises in the Centre segment with the remainder spread broadly across the other markets. Included within interest expense is $7 million (2022: $8 million) of interest on lease liabilities. Core structural borrowings and operational borrowings (other than lease liabilities) represent financial liabilities that are not classified at FVTPL.

Total depreciation and amortisation expenses relate primarily to amortisation of distribution rights intangibles as shown in note C4.2. The segmental analysis of total depreciation and amortisation is shown below.

	2023 $m	2022 $m
Hong Kong	**42**	43
Indonesia	**11**	12
Malaysia	**21**	21
Singapore	**36**	40
Growth markets and other	**369**	339
Eastspring	**12**	13
Total segment	**491**	468
Unallocated to a segment (central operations)	**33**	26
Total depreciation and amortisation	**524**	494

B2.1 Staff and employment costs

Total staff and employment costs are analysed by category below:

	2023 $m	2022 $m
Wages and salaries	**1,079**	1,018
Social security costs	**37**	41
Defined contribution pension schemes	**46**	40
Total Group	**1,162**	1,099

The average number of staff employed by the Group during the years shown was:

	2023	2022
Asia and Africa operations note	**14,479**	13,685
Head office function	**551**	511
Total Group	**15,030**	14,196

Note

The Asia and Africa operations staff numbers above exclude 621 (2022: 744) commission-based sales staff who have an employment contract with the Group.

B2.2 Share-based payment

The Company offers discretionary share awards to certain key employees and all-employee share plans in the UK and a number of Asia locations. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these shares held in trusts is shown as a deduction from shareholders' equity.

(a) Description of the plans

The Group operates a number of share award plans that provides Prudential plc shares, or ADRs, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Directors' remuneration report. The following information is provided about plans in which the Executive Directors do not participate:

Share scheme*	Description
Prudential Global Long Term Incentive Plan (PGLTIP)	The PGLTIP provides eligible employees with conditional awards. Awards are discretionary and vest after one, two or three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are generally made in Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.
Prudential Agency Long-Term Incentive Plan (LTIP)	Certain agents are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PGLTIP described above, with most awards granted with a three-year vesting period.
Restricted Share Plan (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares.
Deferred bonus plans	The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan. There are no performance conditions attached to deferred share awards made under these arrangements.
Savings-related share option schemes	Eligible agents in certain business units are able to participate in the International Savings-Related Share Option Scheme for Non-Employees, which is similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK.
Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK Share Incentive Plan, which allows the purchase of Prudential plc shares. Staff based in Asia and Africa are eligible to participate in the Prudential All Employee Share Purchase Plan.

* The total numbers of securities available for issue under these schemes are disclosed in note I(vii) within additional unaudited financial information.

(b) Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group's share-based compensation plans:

	Options outstanding under SAYE schemes				Awards outstanding under incentive plans	
	2023		2022		**2023**	2022
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price	Number of awards	
	millions	**£**	millions	£	millions	
Balance at beginning of year:	**1.9**	**10.4**	2.0	11.6	**21.0**	24.6
Granted	**0.4**	**7.8**	0.5	7.4	**6.3**	6.5
Exercised	**(0.3)**	**11.6**	(0.3)	11.2	**(10.1)**	(7.2)
Forfeited	**–**	**7.8**	–	10.8	**(1.7)**	(1.1)
Cancelled	**(0.3)**	**12.0**	(0.3)	12.7	**(0.1)**	(0.1)
Lapsed/Expired	**–**	**10.4**	–	13.0	**(1.1)**	(1.7)
Balance at end of year	**1.7**	**9.5**	1.9	10.4	**14.3**	21.0
Options immediately exercisable at end of year	**0.2**	**10.8**	0.3	12.5		

The weighted average share price of Prudential plc for 2023 was £10.46 (2022: £10.33).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
	2023	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
Between £7 and £8	**0.7**	0.5	**3.7**	4.1	**7.55**	7.37	**–**	–	**–**	–
Between £9 and £10	**0.3**	0.4	**1.4**	2.2	**9.64**	9.64	**0.1**	–	**9.64**	–
Between £11 and £12	**0.6**	0.8	**2.0**	2.4	**11.59**	11.48	**–**	0.2	**–**	11.12
Between £12 and £13	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–
Between £13 and £14	**0.1**	0.1	**0.4**	1.4	**13.94**	13.94	**0.1**	–	**13.94**	–
Between £14 and £15	**–**	0.1	**–**	0.4	**–**	14.55	**–**	0.1	**–**	14.55
Total	**1.7**	1.9	**2.6**	2.6	**9.50**	10.43	**0.2**	0.3	**10.82**	12.48

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c) Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2023			2022		
	Prudential LTIP (TSR)	**SAYE options**	**Other awards**	Prudential LTIP (TSR)	SAYE options	Other awards
Dividend yield (%)	**–**	**1.38**	**–**	–	1.11	–
Expected volatility (%)	**31.50**	**30.02**	**–**	33.64	25.68	–
Risk-free interest rate (%)	**4.34**	**4.55**	**–**	2.79	3.97	–
Expected option life (years)	**–**	**3.95**	**–**	–	4.52	–
Weighted average exercise price (£)	**–**	**7.75**	**–**	–	7.37	–
Weighted average share price at grant date (£)	**11.59**	**8.89**	**–**	11.15	9.54	–
Weighted average fair value at grant date (£)	**5.10**	**2.85**	**11.45**	2.09	3.45	11.11

The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those which have TSR performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2023, the average volatility for the basket of competitors was 26 per cent (2022: 26 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

Other awards, without market performance conditions or exercise price, are valued based on grant date share price.

(d) Share-based payment expense charged to the income statement

The total expense recognised in 2023 in the consolidated financial statements relating to share-based compensation is $81 million (2022: $104 million), of which $71 million (2022: $97 million) is accounted for as equity-settled.

The Group had $31 million of liabilities at 31 December 2023 (31 December 2022: $27 million) relating to share-based payment awards accounted for as cash-settled.

B2.3 Key management remuneration

Key management constitutes the Directors of Prudential plc and other non-Director members of the GEC, as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2023 $m	2022 $m
Salaries and short-term benefits (including fees paid to non-executive directors)	**27.0**	22.5
Post-employment benefits	**1.0**	1.0
Share-based payments	**22.2**	15.4
Payments on separation	**–**	1.0
	50.2	39.9

The share-based payments charge comprises $7.6 million (2022: $6.7 million), which is determined in accordance with IFRS 2 'Share-based Payment' (see note B2.2), $9.6 million (2022: $8.7 million) of deferred share awards and $5.0 million for an award made to Mr Wadhwani in 2023 to replace share-based awards from his former employer that were forfeited as a consequence of his joining Prudential.

Additional details on the Directors' emoluments, retirement benefits and other payments are given in the Directors' remuneration report.

B2.4 Fees payable to the auditor

	2023 $m	2022 $m
Audit of the Company's annual accounts	**5.8**	2.3
Audit of subsidiaries pursuant to legislation	**8.1**	4.4
Audit fees payable to the auditor note (i)	**13.9**	6.7
Audit-related assurance services note (ii)	**4.0**	3.5
Other assurance services	**0.9**	0.7
Non-audit fees payable to the auditor	**4.9**	4.2
Total fees payable to the auditor	**18.8**	10.9

Notes

(i) EY became the Group's statutory auditor in 2023 replacing KPMG who was the statutory auditor during 2022. The 2023 fees shown above are wholly in respect of fees payable to EY while the 2022 fees were the fees paid to KPMG.

(ii) Of the audit-related assurance service fees of $4.0 million for EY in 2023 (2022: $3.5 million for KPMG), $1.1 million (2022: $0.9 million) relates to services that are required by law and regulation as defined by the FRC.

In addition to the above, in the period from September 2021 until their appointment as the Group's statutory auditor in May 2023, EY were paid $12.4 million to provide audit assurance over the implementation of IFRS 17.

B3 Tax charge

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the consolidated financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group's Consolidated income statement, they are presented separately in the Consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

B3.1 Total tax charge by nature

The total tax charge in the income statement is as follows:

	2023 $m	2022 $m
Hong Kong	**(129)**	(106)
Indonesia	**(43)**	(27)
Malaysia	**(98)**	(44)
Singapore	**(174)**	(61)
Growth markets and other	**(103)**	(210)
Eastspring	**(26)**	(26)
Total segment note (i)	**(573)**	(474)
Unallocated to a segment (central operations)	**13**	(4)
Total tax charge notes (i)(ii)	**(560)**	(478)

Notes

(i) Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

(ii) The total tax charge is analysed between current tax and deferred tax as follows

	2023 $m	2022 $m
Current tax expense:		
Corporation tax	**(457)**	(474)
Adjustments in respect of prior years	**1**	(7)
Total current tax charge	**(456)**	(481)
Deferred tax arising from:		
Origination and reversal of temporary differences	**(135)**	–
Adjustment in respect of a tax loss, tax credit or temporary difference from a prior year	**31**	3
Total deferred tax (charge) credit	**(104)**	3
Total tax charge	**(560)**	(478)

B3.2 Reconciliation of effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax charge/credit and the percentage impact of reconciliation items on shareholder effective tax rate are provided below.

	2023		2022	
	$m	**%**	$m	%
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)	**2,272**		(519)	
Tax charge attributable to policyholders' returns note (i)	**(175)**		(124)	
Profit (loss) before tax attributable to shareholders' returns	**2,097**		(643)	
Tax (charge) credit at the expected rate	**(399)**	**19 %**	85	13 %
Effects of recurring tax reconciliation items:				
Income not taxable or taxable at concessionary rates note (ii)	**80**	**(4) %**	61	9 %
Deductions and losses not allowable for tax purposes note (iii)	**(136)**	**6 %**	(196)	(30) %
Items related to taxation of life insurance businesses note (iv)	**137**	**(7) %**	(129)	(20) %
Deferred tax adjustments including unrecognised tax losses	**13**	**(1) %**	(45)	(7) %
Effect of results of joint ventures and associates note (v)	**(38)**	**2 %**	(32)	(5) %
Irrecoverable withholding taxes note (vi)	**(63)**	**3 %**	(55)	(9) %
Other	**(2)**	**1 %**	(15)	(2) %
Total charge on recurring items	**(9)**	**0 %**	(411)	(64) %
Effects of non-recurring tax reconciliation items:				
Adjustments to tax charge in relation to prior years note (vii)	**42**	**(2) %**	1	0 %
Movements in provisions for open tax matters note (viii)	**(15)**	**1 %**	(40)	(6) %
Adjustments in relation to business disposals and corporate transactions	**(4)**	**0 %**	11	2 %
Total credit (charge) on non-recurring items	**23**	**(1) %**	(28)	(4) %
Tax charge attributable to shareholders' returns	**(385)**		(354)	
Tax charge attributable to policyholders' returns note (i)	**(175)**		(124)	
Tax charge attributable to shareholders' and policyholders' returns	**(560)**		(478)	
Profit before tax attributable to shareholders' returns analysed into:				
Adjusted operating profit	**2,893**		2,722	
Non-operating result note (ix)	**(796)**		(3,365)	
Profit (loss) before tax attributable to shareholders' returns	**2,097**		(643)	
Tax charge attributable to shareholders' returns analysed into:				
Tax charge on adjusted operating profit	**(444)**		(539)	
Tax credit on non-operating result note (ix)	**59**		185	
Tax charge attributable to shareholders' returns	**(385)**		(354)	
Actual tax rate on:				
Adjusted operating profit:				
Including non-recurring tax reconciling items note (x)	**15%**		20%	
Excluding non-recurring tax reconciling items	**16%**		18%	
Profit before tax attributable to shareholders' returns note (x)	**18%**		(55)%	

Notes

(i) The tax charge attributable to policyholders of $(175) million (2022: $(124) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.
(ii) Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Growth markets and Singapore.
(iii) Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in Other operations.
(iv) Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v) Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vi) The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(vii) Adjustments to tax charge in relation to prior years primarily relates to the recognition of a deferred tax asset in relation to historical tax losses, due to an increase in forecast taxable profit in the UK tax group.
(viii) The statement of financial position contains the following provisions in relation to open tax matters.

	2023 $m
Balance at 1 Jan	**(79)**
Movements in the current year included in tax charge attributable to shareholders	**(15)**
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	**1**
Balance at 31 Dec	**(93)**

(ix) 'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax charge on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.

(x) The actual tax rates of the relevant business operations are shown below:

	2023 %							
	Hong Kong	**Indonesia**	**Malaysia**	**Singapore**	**Growth markets and other**	**Eastspring**	**Other operations**	**Total attributable to shareholders**
Tax rate on adjusted operating profit	**7 %**	**22 %**	**22 %**	**16 %**	**20 %**	**9 %**	**2 %**	**15 %**
Tax rate on profit before tax	**7 %**	**22 %**	**20 %**	**16 %**	**11 %**	**9 %**	**2 %**	**18 %**

	2022 %							
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	4 %	19 %	26 %	16 %	33 %	10 %	0 %	20 %
Tax rate on profit before tax	(7)%	16 %	25 %	63 %	40 %	10 %	(1)%	(55)%

Actual tax rates on adjusted operating profit for each segment for 2022 prepared applying IFRS 17 as shown in the table above are generally consistent with the tax rates previously published for 2022 results prepared applying IFRS 4. The tax rates on adjusted operating profit for Growth markets and other and the Group total as shown in the table above differ from the equivalent tax rates previously published under IFRS 4 for 2022 due primarily to differences in the proportions of adjusted operating profit contributed by entities with different tax rates. Actual tax rates on profit before tax for 2022 prepared under IFRS 17 differ from the equivalent tax rates previously published under IFRS 4 for 2022 primarily due to non-taxable and non-deductible amounts, such as investment gains or losses, making up a different proportion of total profit before tax for each segment and the Group total under each standard.

A number of jurisdictions in which the Group has operations – Japan, South Korea, Luxembourg, Vietnam and the UK – have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for 2024 onwards. Malaysia has implemented both the global minimum tax and domestic minimum tax effective for 2025 onwards. Other jurisdictions where the Group has a taxable presence, including Hong Kong (where Prudential plc has been tax resident since 3 March 2023), Singapore and Thailand intend to implement the proposals for 2025 onwards.

For those jurisdictions where either a global minimum tax or domestic minimum tax or both have been implemented with effect for 2024, no material impact to the Group's IFRS tax charge for the 2024 financial year is expected. The implementation of a global minimum tax and domestic minimum tax in Malaysia effective for 2025 is not expected to have a material impact for the Group's IFRS tax charge for the 2025 financial year. These assessments consider a number of factors including whether the transitional safe harbour is expected to apply based on the most recent filings of tax returns, country by country reporting and financial statements of the relevant entities. In some jurisdictions a global minimum tax but not a domestic minimum tax regime has been implemented and the Group's operations in that jurisdiction will not be subject to the rules as they are wholly domestic operations.

Luxembourg and South Korea have both implemented an undertaxed profits rule effective for 2025 onwards. The undertaxed profits rule is intended as a backstop provision to deal with jurisdictions which delay or do not implement the global minimum tax or domestic minimum tax rules. In the December 2023 public consultation and February 2024 budget, Hong Kong confirmed its intention to implement the global minimum and domestic minimum tax rules effective from 2025 onwards. As the Hong Kong rules are expected to be in force for 2025 and would apply to the Group from 2025, the undertaxed profits rules implemented in South Korea and Luxembourg are not expected to have any practical application to the Group. For those jurisdictions, such as Hong Kong and Singapore, where the proposals are expected to be implemented with effect from 2025 onwards, work is ongoing to assess the potential impact and guidance will be provided in due course during 2024.

B4 Earnings per share

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. No adjustment is made if the impact is anti-dilutive overall.

Notes to the consolidated financial statements continued

	2023					
	Before tax $m	Tax $m	Non-controlling interests $m	Net of tax and non-controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
Based on adjusted operating profit	**2,893**	**(444)**	**(11)**	**2,438**	**89.0 ¢**	**88.7 ¢**
Short-term fluctuations in investment returns	**(774)**	**59**	**–**	**(715)**	**(26.1)¢**	**(26.0)¢**
Loss attaching to corporate transactions	**(22)**	**–**	**–**	**(22)**	**(0.8)¢**	**(0.8)¢**
Based on profit for the year	**2,097**	**(385)**	**(11)**	**1,701**	**62.1 ¢**	**61.9 ¢**

For 2023, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,741 million. After including a dilutive effect of the Group's share options and awards (see note B2.2) of 6 million, the weighted average number of shares for calculating diluted earnings per share is, 2,747 million.

	2022					
	Before tax $m	Tax $m	Non-controlling interests $m	Net of tax and non-controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
Based on adjusted operating profit	2,722	(539)	(11)	2,172	79.4 ¢	79.4 ¢
Short-term fluctuations in investment returns	(3,420)	185	1	(3,234)	(118.2)¢	(118.2)¢
Gain attaching to corporate transactions	55	–	–	55	2.0 ¢	2.0 ¢
Based on loss for the year	(643)	(354)	(10)	(1,007)	(36.8)¢	(36.8)¢

For 2022, the weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, was 2,736 million. As the Group made a loss for the year in 2022, the potential ordinary shares from the Group's share options and awards (see note B2.2) would be anti-dilutive and therefore not included in the diluted earnings per share calculation as it is not permissible for the diluted earnings per share to be greater than the basic earnings per share.

B5 Dividends

	2023		2022	
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:				
First interim dividend	**6.26 ¢**	**172**	5.74 ¢	154
Second interim dividend	**14.21 ¢**	**392**	13.04 ¢	359
Total relating to reporting year	**20.47 ¢**	**564**	18.78 ¢	513
Dividends paid in reporting year:				
Current year first interim dividend	**6.26 ¢**	**172**	5.74 ¢	154
Second interim dividend for prior year	**13.04 ¢**	**361**	11.86 ¢	320
Total paid in reporting year	**19.30 ¢**	**533**	17.60 ¢	474

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share

The 2023 first interim dividend of 6.26 cents per ordinary share was paid to eligible shareholders on 19 October 2023.

On 16 May 2024, Prudential will pay a second interim dividend of 14.21 cents per ordinary share for the year ended 31 December 2023. The second interim dividend will be paid to shareholders recorded on the UK register at 6.00pm (British Summer Time) and to shareholders on the HK branch register at 4.30pm (Hong Kong Time) on 2 April 2024 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 2 April 2024. The second interim dividend will be paid on or about 23 May 2024 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect to receive dividend payments in USD. Elections must be made through the relevant UK or HK share registrar on or before 24 April 2024. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 2 May 2024. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C Financial position

C1 Group assets and liabilities

C1.1 Group investments by business type

The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2023 were $1,181 million (31 December 2022: $1,152 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group's participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring's investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders' equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

Notes to the consolidated financial statements continued

	31 Dec 2023 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	393	611	525	–	1,529	–	1,529
Singapore	3,006	607	929	–	4,542	–	4,542
Thailand	2	4	1,957	–	1,963	–	1,963
United Kingdom	–	5	87	–	92	–	92
United States	23,552	84	2,351	–	25,987	–	25,987
Vietnam	3,143	30	173	–	3,346	–	3,346
Other (predominantly Asia)	4,375	664	1,732	28	6,799	–	6,799
Subtotal	34,471	2,005	7,754	28	44,258	–	44,258
Other government bonds							
AAA	1,533	94	119	–	1,746	–	1,746
AA+ to AA-	120	17	29	–	166	–	166
A+ to A-	689	95	239	–	1,023	–	1,023
BBB+ to BBB-	271	57	56	–	384	–	384
Below BBB- and unrated	502	11	63	2	578	–	578
Subtotal	3,115	274	506	2	3,897	–	3,897
Corporate bonds							
AAA	1,214	147	243	–	1,604	–	1,604
AA+ to AA-	2,716	440	934	–	4,090	–	4,090
A+ to A-	10,918	460	2,179	–	13,557	1	13,558
BBB+ to BBB-	9,466	714	2,055	–	12,235	1	12,236
Below BBB- and unrated	2,280	500	356	–	3,136	–	3,136
Subtotal	26,594	2,261	5,767	–	34,622	2	34,624
Asset-backed securities							
AAA	174	2	54	–	230	–	230
AA+ to AA-	6	–	2	–	8	–	8
A+ to A-	30	–	7	–	37	–	37
BBB+ to BBB-	7	–	2	–	9	–	9
Below BBB- and unrated	–	1	–	–	1	–	1
Subtotal	217	3	65	–	285	–	285
Total debt securities notes (ii)(iv)	64,397	4,543	14,092	30	83,062	2	83,064
Loans							
Mortgage loans	65	–	83	–	148	–	148
Other loans	430	–	–	–	430	–	430
Total loans	495	–	83	–	578	–	578
Equity securities and holdings in collective investment schemes							
Direct equities	18,711	12,075	182	128	31,096	–	31,096
Collective investment schemes	24,529	7,546	1,580	2	33,657	–	33,657
Total equity securities and holdings in collective investment schemes	43,240	19,621	1,762	130	64,753	–	64,753
Other financial investments note (iii)	2,893	396	1,707	101	5,097	2,628	7,725
Total financial investments note (v)	111,025	24,560	17,644	261	153,490	2,630	156,120
Investment properties	–	–	39	–	39	–	39
Cash and cash equivalents	1,054	647	1,287	173	3,161	1,590	4,751
Total investments	112,079	25,207	18,970	434	156,690	4,220	160,910

	31 Dec 2022 $m						
	Asia and Africa						
	Insurance						
	Funds with policyholder participation note (i)	Unit-linked funds	Other	Eastspring	Total	Unallocated to a segment	Group total
Debt securities							
Sovereign debt							
Indonesia	565	589	400	3	1,557	–	1,557
Singapore	3,240	507	917	67	4,731	–	4,731
Thailand	–	–	1,456	–	1,456	–	1,456
United Kingdom	–	4	–	–	4	–	4
United States	21,580	54	257	–	21,891	–	21,891
Vietnam	2,263	12	135	–	2,410	–	2,410
Other (predominantly Asia)	3,663	646	1,666	27	6,002	–	6,002
Subtotal	31,311	1,812	4,831	97	38,051	–	38,051
Other government bonds							
AAA	1,480	85	108	–	1,673	–	1,673
AA+ to AA-	112	21	20	–	153	–	153
A+ to A-	765	139	233	–	1,137	–	1,137
BBB+ to BBB-	327	77	99	–	503	–	503
Below BBB- and unrated	483	22	67	–	572	–	572
Subtotal	3,167	344	527	–	4,038	–	4,038
Corporate bonds							
AAA	1,094	181	268	–	1,543	–	1,543
AA+ to AA-	2,356	385	1,151	–	3,892	–	3,892
A+ to A-	9,233	524	2,345	–	12,102	–	12,102
BBB+ to BBB-	9,515	1,325	2,344	1	13,185	–	13,185
Below BBB- and unrated	2,918	444	454	–	3,816	–	3,816
Subtotal	25,116	2,859	6,562	1	34,538	–	34,538
Asset-backed securities							
AAA	228	5	85	–	318	–	318
AA+ to AA-	7	1	2	–	10	–	10
A+ to A-	25	–	9	–	34	–	34
BBB+ to BBB-	17	–	6	–	23	–	23
Below BBB- and unrated	2	1	1	–	4	–	4
Subtotal	279	7	103	–	389	–	389
Total debt securities notes (ii)(iv)	59,873	5,022	12,023	98	77,016	–	77,016
Loans							
Mortgage loans	92	–	48	–	140	–	140
Other loans	450	–	–	–	450	–	450
Total loans	542	–	48	–	590	–	590
Equity securities and holdings in collective							
Direct equities	15,000	11,379	202	61	26,642	266	26,908
Collective investment schemes	22,015	6,760	1,992	2	30,769	2	30,771
Total equity securities and holdings in collective investment schemes	37,015	18,139	2,194	63	57,411	268	57,679
Other financial investments note (iii)	3,010	379	1,599	107	5,095	1,749	6,844
Total financial investments note (v)	100,440	23,540	15,864	268	140,112	2,017	142,129
Investment properties	–	–	37	–	37	–	37
Cash and cash equivalents	1,563	749	1,266	127	3,705	1,809	5,514
Total investments	102,003	24,289	17,167	395	143,854	3,826	147,680

Notes

(i) Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii) Of the Group's debt securities, the following amounts were held by the consolidated investment funds:

	31 Dec 2023 $m	31 Dec 2022 $m
Debt securities held by the consolidated investment funds	11,116	11,899

(iii) Other financial investments comprise derivative assets and deposits.

(iv) The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

(v) Of the total financial investments of $156,120 million as at 31 December 2023 (31 December 2022: $142,129 million), $80,022 million (31 December 2022: $68,949 million) are expected to be recovered within one year, including equity securities and holdings in collective investment schemes.

Notes to the consolidated financial statements continued

C1.2 Other assets and liabilities

(a) Accrued investment income and other debtors

	31 Dec 2023 $m	31 Dec 2022 $m
Interest receivable	**871**	806
Other accrued income	**132**	177
Total accrued investment income	**1,003**	983
Other debtors	**1,161**	968
Total accrued investment income and other debtors	**2,164**	1,951
Analysed as:		
Expected to be settled within one year	**2,048**	1,882
Expected to be settled beyond one year	**116**	69
Total accrued investment income and other debtors	**2,164**	1,951

(b) Accruals, deferred income and other creditors

Accruals, deferred income and other creditors are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2023 $m	31 Dec 2022 $m
Accruals and deferred income	**244**	200
Interest payable	**35**	59
Other creditors	**3,756**	2,607
Total accruals, deferred income and other creditors	**4,035**	2,866

C1.3 Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2023 $m	31 Dec 2022 $m
Cash	**1,964**	1,878
Cash equivalents	**2,787**	3,636
Total cash and cash equivalents	**4,751**	5,514
Analysed as:		
Held by the Group's holding and non-regulated entities and available for general use	**1,590**	1,809
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	**3,161**	3,705
Total cash and cash equivalents	**4,751**	5,514

The Group's cash and cash equivalents are held in the following currencies as at 31 December 2023: USD 42 per cent, MYR 14 per cent, GBP 5 per cent, HKD 6 per cent, SGD 8 per cent, and other currencies 25 per cent (31 December 2022: USD 45 per cent, MYR 14 per cent, GBP 11 per cent, HKD 5 per cent, SGD 5 per cent and other currencies 20 per cent).

C1.4 Provisions

An analysis of movement in total provisions held is shown below:

	2023 $m	2022 $m
Balance at 1 Jan	**206**	234
Charge (credit) to income statement:		
Additional provisions	**198**	153
Unused amounts released	**(10)**	(19)
Utilisation during the year	**(172)**	(154)
Exchange differences	**2**	(8)
Balance at 31 Dec	**224**	206

Of the $224 million of provisions at 31 December 2023 (31 December 2022: $206 million), which excludes any amounts attributable to insurance contracts, the Group held $215 million (31 December 2022: $199 million) provisions for staff benefits, which are generally expected to be paid out within the next three years.

C2 Measurement of financial assets and liabilities

The Group uses the trade date method to account for regular purchases and sales of financial assets. The Group holds financial assets in accordance with IFRS 9 (2023) / IAS 39 (2022 and prior) whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

- *Financial instruments at FVTPL: this comprises primarily instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without discretionary participation features. In addition, this includes derivatives. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement.*
- *Financial instruments at FVOCI under IFRS 9 or on an AFS basis under IAS 39: these instruments are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Interest and/or dividend income is recognised in the income statement. Unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses except for equity securities that have been elected to be designated at FVOCI under IFRS 9 whereby there is no recycling to the profit or loss on derecognition being the difference to the AFS treatment for equity securities under IAS 39. Subsequent to the demerger of Jackson in September 2021, the Group designated its retained interest in Jackson as AFS equity securities under IAS 39. Upon the adoption of IFRS 9, the Group made the election to measure its interest in equity securities in Jackson at FVOCI, which were disposed of entirely in 2023. There were no financial instruments at FVOCI at 31 December 2023.*
- *Financial instruments at amortised cost: these instruments comprise non-quoted investments that have fixed or determinable payments, including loans collateralised by mortgages, deposits, and other receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When assets held at amortised cost are subject to impairment testing, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.*

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group's financial instruments as discussed below.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Valuation hierarchy

(a) Assets and liabilities at fair value

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as FVTPL at 31 December 2023. At 31 December 2022, $266 million of financial assets classified as AFS under IAS 39 related to the Group's retained interest in Jackson, which was disposed of in 2023. All assets and liabilities held at fair value are measured on a recurring basis.

Financial instruments at fair value

	31 Dec 2023 $m			
	Level 1	**Level 2**	**Level 3**	
	Quoted prices (unadjusted) in active markets	**Valuation based on significant observable market inputs**	**Valuation based on significant unobservable market inputs note (iii)**	**Total**
Loans	**–**	**430**	**–**	**430**
Equity securities and holdings in collective investment schemes	**56,327**	**5,562**	**2,864**	**64,753**
Debt securities note (i)	**64,004**	**19,020**	**40**	**83,064**
Derivative assets	**1,460**	**395**	**–**	**1,855**
Derivative liabilities	**(58)**	**(180)**	**–**	**(238)**
Total financial investments, net of derivative liabilities	**121,733**	**25,227**	**2,904**	**149,864**
Investment contract liabilities without DPF note (ii)	**–**	**(769)**	**–**	**(769)**
Net asset value attributable to unit holders of consolidated investment funds	**(2,711)**	**–**	**–**	**(2,711)**
Total financial instruments at fair value	**119,022**	**24,458**	**2,904**	**146,384**
Percentage of total (%)	**81%**	**17%**	**2%**	**100%**

	31 Dec 2022 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs note (iii)	Total
Loans	–	447	3	450
Equity securities and holdings in collective investment schemes	49,725	7,130	824	57,679
Debt securities note (i)	57,148	19,763	38	76,949
Derivative assets	82	487	–	569
Derivative liabilities	(778)	(223)	–	(1,001)
Total financial investments, net of derivative liabilities	106,177	27,604	865	134,646
Investment contract liabilities without DPF note (ii)	–	(663)	–	(663)
Net asset value attributable to unit holders of consolidated investment funds	(4,193)	–	–	(4,193)
Total financial instruments at fair value	101,984	26,941	865	129,790
Percentage of total (%)	78%	21%	1%	100%

Notes

(i) Of the total level 2 debt securities of $19,020 million at 31 December 2023 (31 December 2022: $19,763 million), $10 million (31 December 2022: $37 million) are valued internally.

(ii) For Investment contract liabilities without DPF, it is assumed that these investment contracts are not quoted in an active market and do not have readily available published prices and that their fair values are determined using valuation techniques. It is assumed that all significant inputs used in the valuation are observable and these investment contract liabilities are classified in level 2.

(iii) At 31 December 2023, the Group held $2,904 million (31 December 2022: $865 million) of net financial instruments at fair value within level 3. This represents 2 per cent (2022: less than one per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
- Equity securities and holdings in collective investment schemes of $2,863 million (31 December 2022: $823 million) are externally valued using the net asset value of the invested entities and consist primarily of property and infrastructure funds held by the participating funds. Equity securities of $1 million (31 December 2022: $1 million) are internally valued. Internal valuations are inherently more subjective than external valuations; and
- Other sundry individual financial instruments of a net asset of $40 million (31 December 2022: $41 million).

Of the net financial instruments of $2,904 million (31 December 2022: $865 million) referred to above:
- A net asset of $2,866 million (31 December 2022: $830 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
- The remaining level 3 investments comprise a net asset of $38 million (31 December 2022: $35 million) and are primarily corporate bonds valued using external prices adjusted to reflect the specific known conditions relating to these bonds (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(4) million (31 December 2022: $(4) million), which would reduce shareholders' equity by this amount before tax.

Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2023, the transfers between levels within the portfolios included transfers from level 1 to level 2 of $505 million and transfers from level 2 to level 1 of $1,708 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were transfers from level 2 to level 3 of $1,489 million in the period relating to certain of the underlying investments of the Group's consolidated investment funds, which are now deemed to have more unobservable inputs.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentational currency of US dollars.

	2023 $m			
	Loans	**Equity securities and holdings in collective investment schemes**	**Debt securities**	**Group total**
Balance at 1 Jan	**3**	**824**	**38**	**865**
Total gains in income statement note	**–**	**25**	**2**	**27**
Total gains recorded in other comprehensive income	**–**	**6**	**–**	**6**
Purchases and other additions	**–**	**524**	**–**	**524**
Sales	**(3)**	**(4)**	**–**	**(7)**
Transfers into level 3	**–**	**1,489**	**–**	**1,489**
Balance at 31 Dec	**–**	**2,864**	**40**	**2,904**

	2022 $m			
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	5	577	58	640
Total losses in income statement note	(2)	(31)	(2)	(35)
Total losses recorded in other comprehensive income	–	(6)	(3)	(9)
Purchases and other additions	–	305	–	305
Sales	–	(21)	–	(21)
Transfers (out of) level 3	–	–	(15)	(15)
Balance at 31 Dec	3	824	38	865

Note

Of the total net gain in the income statement of $27 million at 2023 (2022: net loss of $(35) million), $29 million (2022: $(12) million) relates to net unrealised gains and losses of financial instruments still held at the end of the year, which can be analysed as follows:

	2023 $m	2022 $m
Loans	**–**	(2)
Equity securities and holdings in collective investment schemes	**27**	(8)
Debt securities	**2**	(2)
Net unrealised gains and losses of financial instruments still held at the end of the year	**29**	(12)

(b) Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2023 $m		31 Dec 2022 $m	
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Debt securities	–	–	67	67
Loans	148	179	140	206
Liabilities				
Core structural borrowings of shareholder-financed businesses	(3,933)	(3,659)	(4,261)	(3,834)
Operational borrowings (excluding lease liabilities)	(707)	(707)	(516)	(516)
Obligations under funding, securities lending and sale and repurchase agreements	(716)	(716)	(582)	(582)
Net financial liabilities at amortised cost	**(5,208)**	**(4,903)**	(5,152)	(4,659)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the Group, has been estimated from the discounted cash flows expected to be received or paid. All the assets and liabilities in the table above have been classified within level 2 at 31 December 2023 and 2022, reflecting the observability of the inputs used to derive their fair value. The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

C2.3 Additional information on financial instruments

(a) Financial risk

Liquidity analysis

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit, this asset/liability matching is performed on a portfolio-by-portfolio basis. In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets. For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group's liquidity risk.

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments) based on the earliest period in which the Group can be required to pay assuming conditions are consistent with those of year end. For investment contracts without DPF, the maturity profile is based on undiscounted cash flow projections of expected benefit payments.

	31 Dec 2023 $m									
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	769	155	169	68	149	24	9	5	273	852
Core structural borrowings of shareholder-financed businesses	3,933	126	126	379	3,555	–	–	–	750	4,936
Lease liabilities under IFRS 16	234	76	62	86	25	2	–	–	–	251
Other operational borrowings	707	707	–	–	–	–	–	–	–	707
Obligations under funding, securities lending and sale and repurchase agreements	716	716	–	–	–	–	–	–	–	716
Accruals, deferred income and other liabilities	4,035	3,845	–	–	–	–	–	–	190	4,035
Net asset value attributable to unit holders of consolidated investment funds	2,711	2,711	–	–	–	–	–	–	–	2,711
Total non-derivative financial liabilities	**13,105**	**8,336**	**357**	**533**	**3,729**	**26**	**9**	**5**	**1,213**	**14,208**

	31 Dec 2022 $m									
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	663	11	163	206	98	22	8	4	243	755
Core structural borrowings of shareholder-financed businesses	4,261	509	124	370	2,598	1,024	–	–	750	5,375
Lease liabilities under IFRS 16	299	101	76	127	28	9	–	–	–	341
Other operational borrowings	516	516	–	–	–	–	–	–	–	516
Obligations under funding, securities lending and sale and repurchase agreements	582	582	–	–	–	–	–	–	–	582
Accruals, deferred income and other liabilities	2,866	2,686	–	–	–	–	–	–	180	2,866
Net asset value attributable to unit holders of consolidated investment funds	4,193	4,193	–	–	–	–	–	–	–	4,193
Total non-derivative financial liabilities	13,380	8,598	363	703	2,724	1,055	8	4	1,173	14,628

Note
The undiscounted cash flows of investment contracts without DPF included under the 'No stated maturity' category in the maturity profile shown above are mostly repayable on demand due to most of these investment contracts having options to surrender early, though often subject to surrender or other penalties therefore, these options are unlikely to be exercised in practice.

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m		
	Derivative assets	Derivative liabilities	Net derivative position
31 Dec 2023	**1,855**	**(238)**	**1,617**
31 Dec 2022	569	(1,001)	(432)

All net derivatives are carried at fair value and are considered to be due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.

Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors. Further details of collateral in place in relation to derivatives, securities lending, repurchase and reverse repurchase agreements and other transactions are provided in note (c) below. The Group's exposure to credit risk is further discussed in the Risk review report.

The majority of Group's financial instruments are carried at FVTPL. The total value of assets held at amortised cost is $12,933 million (31 December 2022: $13,947 million), comprising primarily cash and cash equivalents, deposits and accrued investment income where the credit risk is considered to be low by nature. There are no material expected credit losses recognised on these assets. At 31 December 2023, $9 million (31 December 2022: $7 million) are past their due date and as recovery is anticipated, immaterial expected credit loss provision has been established.
In addition, the Group did not take possession of any other collateral held as security in both years.

Foreign exchange risk

The Group is exposed to exchange gains and losses on financial assets and liabilities held by the Group's business units in a currency other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (b) below.

The amount of exchange loss on financial instruments recognised in the income statement in 2023, except for those arising on financial instruments measured at FVTPL, is $(38) million (2022: $234 million gain).

(b) Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IFRS 9/IAS 39. The Group has no net investment, fair value or cash flow hedges under IFRS 9 and IAS 39 at 31 December 2023 and 2022, respectively. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

Derivatives held and their purpose

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward contracts, swaps and swaptions.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and collateral agreements are in place between the individual entities and relevant counterparties under each of these market master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Derivatives are used for efficient portfolio management to obtain cost effective and management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility.

(c) Derecognition, collateral and offsetting

Derecognition of financial assets and liabilities

The Group's policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Reverse repurchase agreements

The Group is party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position but the right to receive the cash paid is recognised as deposits.

The Group has entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. At 31 December 2023, the fair value of the collateral held in respect of these transactions, which is represented by the purchased securities was $3,623 million (31 December 2022: $3,244 million).

Securities lending and repurchase agreements

The Group is also party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. To the extent cash collateral is received it is recognised on the statement of financial position with the obligation to repay the cash paid recognised as a liability. Other collateral is not recognised.

At 31 December 2023, the Group had $2,001 million (31 December 2022: $1,571 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $2,042 million (31 December 2022: $1,679 million).

Collateral and pledges under derivative transactions

At 31 December 2023, the Group had pledged $457 million (31 December 2022: $62 million) for liabilities and held collateral of $1,586 million (31 December 2022: $234 million) for assets in respect of derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any non-cash collateral held or re-pledged any non-cash collateral.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2023 $m				
	Gross amount included in the balance sheet	Related amounts not offset in the balance sheet			Net amount included in the balance sheet
		Financial instruments	Cash collateral	Securities collateral	
	note (i)	note (ii)			note (iv)
Derivative assets	**1,820**	**(138)**	**(1,529)**	**(11)**	**142**
Reverse repurchase agreements	**3,616**	**(12)**	**–**	**(3,604)**	**–**
Total financial assets	**5,436**	**(150)**	**(1,529)**	**(3,615)**	**142**
Derivative liabilities	**(225)**	**138**	**57**	**–**	**(30)**
Securities lending and repurchase agreements	**(713)**	**–**	**(18)**	**730**	**(1)**
Total financial liabilities	**(938)**	**138**	**39**	**730**	**(31)**

	31 Dec 2022 $m				
	Gross amount included in the balance sheet	Related amounts not offset in the balance sheet			Net amount included in the balance sheet
		Financial instruments	Cash collateral	Securities collateral	
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	457	(179)	(217)	–	61
Reverse repurchase agreements	3,174	–	–	(3,174)	–
Total financial assets	3,631	(179)	(217)	(3,174)	61
Derivative liabilities	(284)	179	27	6	(72)
Securities lending and repurchase agreements	(582)	–	13	566	(3)
Total financial liabilities	(866)	179	40	572	(75)

Notes
(i) The Group has not offset any of the amounts included in the balance sheet.
(ii) Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.
(iii) Excludes initial margin amounts for exchange-traded derivatives.
(iv) In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3 Insurance and reinsurance contracts

Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the statement of financial position. Any assets or liabilities recognised for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts.

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left hand side), broken out into their component parts. Additionally presented on the right hand side are the same amounts but including the Group's share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believe that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group's share of the results of the joint ventures and associates are included in the Group's adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

Therefore note C3 comprises:

– Note C3.1 which sets out the components of assets and liabilities as described above. It also provides adjusted shareholders' equity which includes the Contractual service margin net of tax and other adjustments, which management believes is a better measure of value than IFRS shareholders' equity alone as it includes the Group's future expected profits (based on assumptions at 31 December) on policies that are in-force at the balance sheet date.
– Note C3.2 which contains the required IFRS 17 disclosures on how certain insurance and reinsurance contract balances have moved during the year, including an analysis of the movement of CSM by transition type. These exclude JV and associate balances.
– Note C3.3 includes the disclosures in C3.2 which management believe would be helpful to show on a basis that includes the Group's share of joint ventures and associates, together with a further breakdown of the movement in insurance and reinsurance contract balances by segment. The difference in most cases between the notes in C3.2 and C3.3 is solely the addition of the joint venture and associate amounts and so no explicit reconciliation has been provided to bridge between the two.

Notes to the consolidated financial statements continued

C3.1 Group overview

(a) Analysis of Group insurance and reinsurance contract assets and liabilities

The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position:

	Excluding JVs and associates						Including JVs and associates note (i)					
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)	
	Insurance $m	RI $m	Insurance $m	RI $m	Insurance $m note (ii)	RI $m	Insurance $m	RI $m	Insurance $m	RI $m	Insurance $m note (ii)	RI $m
As at 31 Dec 2023												
Best estimate liabilities (BEL)	**3,952**	**1,175**	**120,115**	**1,182**	**116,163**	**7**	**3,998**	**1,315**	**139,673**	**1,222**	**135,675**	**(93)**
Risk adjustment for non-financial risk (RA)	**(631)**	**(84)**	**1,713**	**(21)**	**2,344**	**63**	**(630)**	**(67)**	**1,969**	**(24)**	**2,599**	**43**
Contractual service margin (CSM)	**(2,173)**	**1,335**	**18,011**	**(10)**	**20,184**	**(1,345)**	**(2,176)**	**1,321**	**20,176**	**(19)**	**22,352**	**(1,340)**
Insurance contract balances	**1,148**	**2,426**	**139,839**	**1,151**	**138,691**	**(1,275)**	**1,192**	**2,569**	**161,818**	**1,179**	**160,626**	**(1,390)**
Assets for insurance acquisition cash flows	**32**	**–**	**1**	**–**	**(31)**	**–**	**32**	**–**	**1**	**–**	**(31)**	**–**
Insurance and reinsurance contract (assets) liabilities	**1,180**	**2,426**	**139,840**	**1,151**	**138,660**	**(1,275)**	**1,224**	**2,569**	**161,819**	**1,179**	**160,595**	**(1,390)**
As at 31 Dec 2022												
Best estimate liabilities (BEL)	3,540	508	107,582	1,162	104,042	654	3,562	652	124,297	1,193	120,735	541
Risk adjustment for non-financial risk (RA)	(505)	(39)	1,418	(44)	1,923	(5)	(502)	(21)	1,662	(47)	2,164	(26)
Contractual service margin (CSM)	(1,929)	1,387	17,239	57	19,168	(1,330)	(1,921)	1,369	19,383	54	21,304	(1,315)
Insurance contract balances	1,106	1,856	126,239	1,175	125,133	(681)	1,139	2,000	145,342	1,200	144,203	(800)
Assets for insurance acquisition cash flows	28	–	3	–	(25)	–	28	–	3	–	(25)	–
Insurance and reinsurance contract (assets) liabilities	1,134	1,856	126,242	1,175	125,108	(681)	1,167	2,000	145,345	1,200	144,178	(800)
As at 1 Jan 2022 (transition date)												
Best estimate liabilities (BEL)	3,818	1,752	126,438	1,474	122,620	(278)	3,993	1,916	142,146	1,501	138,153	(415)
Risk adjustment for non-financial risk (RA)	(547)	(15)	1,661	(46)	2,208	(31)	(575)	1	1,868	(49)	2,443	(50)
Contractual service margin (CSM)	(2,050)	1,050	21,699	(174)	23,749	(1,224)	(2,161)	1,023	23,787	(176)	25,948	(1,199)
Insurance contract balances	1,221	2,787	149,798	1,254	148,577	(1,533)	1,257	2,940	167,801	1,276	166,544	(1,664)
Assets for insurance acquisition cash flows	29	–	–	–	(29)	–	29	–	–	–	(29)	–
Insurance and reinsurance contract (assets) liabilities	1,250	2,787	149,798	1,254	148,548	(1,533)	1,286	2,940	167,801	1,276	166,515	(1,664)

Notes

(i) The Group's investments in JVs and associates are accounted for on an equity method and the Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of CPL, India and Takaful business in Malaysia.

(ii) At 31 December 2023 and 2022 the Group's exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

(b) Adjusted shareholders' equity

	31 Dec 2023 $m			31 Dec 2022 $m			1 Jan 2022 (transition date) $m		
	Balances excluding JVs and associates	**Group's share relating to JVs and associates**	**Total including JVs and associates**	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates	Balances excluding JVs and associates	Group's share relating to JVs and associates	Total including JVs and associates
Shareholders' equity	**15,883**	**1,940**	**17,823**	14,472	2,259	16,731	16,238	2,698	18,936
CSM, net of reinsurance	**18,839**	**2,173**	**21,012**	17,838	2,151	19,989	22,525	2,224	24,749
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	**1,367**	**–**	**1,367**	1,295	–	1,295	1,144	–	1,144
Less: Related tax adjustments	**(2,347)**	**(509)**	**(2,856)**	(2,295)	(509)	(2,804)	(2,531)	(527)	(3,058)
Adjusted shareholders' equity	**33,742**	**3,604**	**37,346**	31,310	3,901	35,211	37,376	4,395	41,771

C3.2 Analysis of movements in insurance and reinsurance contract balances (excluding JVs and associates)

(a) Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component and excluding the Group's share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Excluding JVs and associates							
	2023 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(3,540)	505	1,929	(1,106)	(508)	39	(1,387)	(1,856)
Opening liabilities	107,582	1,418	17,239	126,239	1,162	(44)	57	1,175
Net opening balance at 1 Jan	104,042	1,923	19,168	125,133	654	(5)	(1,330)	(681)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(1,181)	343	838	–	57	43	(100)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	196	(6)	–	190	(98)	–	–	(98)
New contracts in the year	(2,461)	295	2,173	7	75	(5)	(70)	–
	(3,446)	632	3,011	197	34	38	(170)	(98)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,193)	(2,193)	–	–	203	203
Release of risk adjustment to profit or loss	–	(228)	–	(228)	–	24	–	24
Experience adjustments	(176)	–	–	(176)	45	–	–	45
	(176)	(228)	(2,193)	(2,597)	45	24	203	272
Changes that relate to past service								
Adjustments to assets/liabilities for incurred claims	144	(2)	–	142	(3)	–	–	(3)
Insurance service result	(3,478)	402	818	(2,258)	76	62	33	171
Net finance (income) expense from insurance and reinsurance contracts								
Accretion of interest on GMM contracts	(43)	47	229	233	6	(2)	(49)	(45)
Other net finance (income) expense	8,650	(32)	(12)	8,606	(156)	10	–	(146)
	8,607	15	217	8,839	(150)	8	(49)	(191)
Total amount recognised in income statement	5,129	417	1,035	6,581	(74)	70	(16)	(20)
Effect of movements in exchange rates	225	4	(19)	210	1	(2)	1	–
Total amount recognised in comprehensive income	5,354	421	1,016	6,791	(73)	68	(15)	(20)
Cash flows								
Premiums received net of ceding commissions paid	22,294	–	–	22,294	(1,032)	–	–	(1,032)
Insurance acquisition cash flows	(4,270)	–	–	(4,270)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received*	(11,082)	–	–	(11,082)	458	–	–	458
Total cash flows	6,942	–	–	6,942	(574)	–	–	(574)
Other changes note	(175)	–	–	(175)	–	–	–	–
Closing assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Closing liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net closing balance at 31 Dec	116,163	2,344	20,184	138,691	7	63	(1,345)	(1,275)

Notes to the consolidated financial statements continued

	Excluding JVs and associates							
	2022 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(3,818)	547	2,050	(1,221)	(1,752)	15	(1,050)	(2,787)
Opening liabilities	126,438	1,661	21,699	149,798	1,474	(46)	(174)	1,254
Net opening balance at 1 Jan	122,620	2,208	23,749	148,577	(278)	(31)	(1,224)	(1,533)
Changes that relate to future service								
Changes in estimates that adjust the CSM	4,043	(222)	(3,821)	–	280	10	(290)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	79	(52)	–	27	(3)	–	–	(3)
New contracts in the period	(1,811)	232	1,582	3	(45)	1	44	–
	2,311	(42)	(2,239)	30	232	11	(246)	(3)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,181)	(2,181)	–	–	168	168
Release of risk adjustment to profit or loss	–	(169)	–	(169)	–	2	–	2
Experience adjustments	(108)	–	–	(108)	(87)	–	–	(87)
	(108)	(169)	(2,181)	(2,458)	(87)	2	168	83
Changes that relate to past service								
Adjustments to assets/liabilities for incurred claims	144	2	–	146	25	–	–	25
Insurance service result	2,347	(209)	(4,420)	(2,282)	170	13	(78)	105
Net finance (income) expense from insurance and reinsurance contracts								
Accretion of interest on GMM contracts	13	9	218	240	(3)	(1)	(41)	(45)
Other net finance (income) expense	(28,954)	(26)	117	(28,863)	1,224	10	4	1,238
	(28,941)	(17)	335	(28,623)	1,221	9	(37)	1,193
Total amount recognised in income statement	(26,594)	(226)	(4,085)	(30,905)	1,391	22	(115)	1,298
Effect of movements in exchange rates	(1,595)	(59)	(496)	(2,150)	(19)	4	9	(6)
Total amount recognised in comprehensive income	(28,189)	(285)	(4,581)	(33,055)	1,372	26	(106)	1,292
Cash flows								
Premiums received net of ceding commissions paid	23,464	–	–	23,464	(970)	–	–	(970)
Insurance acquisition cash flows	(3,138)	–	–	(3,138)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received*	(10,650)	–	–	(10,650)	519	–	–	519
Total cash flows	9,676	–	–	9,676	(451)	–	–	(451)
Other changes note	(65)	–	–	(65)	11	–	–	11
Closing assets	(3,540)	505	1,929	(1,106)	(508)	39	(1,387)	(1,856)
Closing liabilities	107,582	1,418	17,239	126,239	1,162	(44)	57	1,175
Net closing balance at 31 Dec	104,042	1,923	19,168	125,133	654	(5)	(1,330)	(681)

* Including investment component.

Note
Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation, amortisation) from insurance contract asset/liability balance.
Accretion of interest includes interest on policy loans.

(b) CSM transition approach

The table below provides an analysis of CSM by transition approach excluding JVs and associates:

	Insurance contracts (excluding JVs and associates)							
	2023 $m				2022 $m			
	Contracts under MRA	**Contracts under FVA**	**Other contracts***	**Total CSM**	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**822**	**3,635**	**14,711**	**19,168**	944	4,798	18,007	23,749
Changes that relate to future service								
Changes in estimates that adjust the CSM	**143**	**462**	**233**	**838**	18	(686)	(3,153)	(3,821)
New contracts in the year	**–**	**–**	**2,173**	**2,173**	–	–	1,582	1,582
	143	**462**	**2,406**	**3,011**	18	(686)	(1,571)	(2,239)
Changes that relate to current service								
Release of CSM to profit or loss	**(135)**	**(434)**	**(1,624)**	**(2,193)**	(122)	(466)	(1,593)	(2,181)
	8	**28**	**782**	**818**	(104)	(1,152)	(3,164)	(4,420)
Net finance income (expenses) from insurance contracts	**24**	**3**	**190**	**217**	35	40	260	335
Effect of movements in exchange rates	**(25)**	**8**	**(2)**	**(19)**	(53)	(51)	(392)	(496)
Balance at 31 Dec	**829**	**3,674**	**15,681**	**20,184**	822	3,635	14,711	19,168

* Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

	Reinsurance contracts (excluding JVs and associates)							
	2023 $m				2022 $m			
	Contracts under MRA	**Contracts under FVA**	**Other contracts***	**Total CSM**	**Contracts under MRA**	**Contracts under FVA**	**Other contracts***	**Total CSM**
Balance at 1 Jan	**–**	**(34)**	**(1,296)**	**(1,330)**	–	(26)	(1,198)	(1,224)
Changes that relate to future service								
Changes in estimates that adjust the CSM	**–**	**(19)**	**(81)**	**(100)**	–	(18)	(272)	(290)
New contracts in the year	**–**	**–**	**(70)**	**(70)**	–	–	44	44
	–	**(19)**	**(151)**	**(170)**	–	(18)	(228)	(246)
Changes that relate to current service								
Release of CSM to profit or loss	**–**	**8**	**195**	**203**	–	8	160	168
	–	**(11)**	**44**	**33**	–	(10)	(68)	(78)
Net finance income (expenses) from reinsurance contracts	**–**	**(1)**	**(48)**	**(49)**	–	–	(37)	(37)
Effect of movements in exchange rates	**–**	**1**	**–**	**1**	–	2	7	9
Balance at 31 Dec	**–**	**(45)**	**(1,300)**	**(1,345)**	–	(34)	(1,296)	(1,330)

* Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

An analysis of insurance revenue by transition approach is included in note C3.2(c).

(c) Analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims (excluding JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims and excluding JVs and associates is set out below:

Notes to the consolidated financial statements continued

	Excluding JVs and associates							
	2023 $m							
	Insurance				Reinsurance			
	Liabilities for remaining coverage				Liabilities for remaining coverage			
	Excluding loss component	Loss component note (i)	Liabilities for incurred claims	Total	Excluding loss component	Loss component note (i)	Liabilities for incurred claims	Total
Opening assets	(1,200)	14	80	(1,106)	(1,460)	(29)	(367)	(1,856)
Opening liabilities	123,855	622	1,762	126,239	1,220	(6)	(39)	1,175
Net opening balance at 1 Jan	122,655	636	1,842	125,133	(240)	(35)	(406)	(681)
Insurance revenue								
Contracts measured under the modified retrospective approach	(247)	–	–	(247)				
Contracts measured under the fair value approach	(733)	–	–	(733)				
Other contracts note (ii)	(8,391)	–	–	(8,391)				
	(9,371)	–	–	(9,371)				
Insurance service expense								
Incurred claims and other directly attributable expenses	–	(42)	4,071	4,029				
Amortisation of insurance acquisition cash flows	2,745	–	–	2,745				
Losses or reversal of losses on onerous contracts	–	197	–	197				
Adjustments to liability for incurred claims	–	–	142	142				
	2,745	155	4,213	7,113				
Net (income) expense from reinsurance contracts held					640	(98)	(371)	171
Insurance service result	(6,626)	155	4,213	(2,258)	640	(98)	(371)	171
Investment components and premium refunds	(7,095)	–	7,095	–	(1)	–	1	–
Net finance (income) expenses from insurance and reinsurance contracts	8,792	15	32	8,839	(191)	–	–	(191)
Total amount recognised in income statement	(4,929)	170	11,340	6,581	448	(98)	(370)	(20)
Effect of movement in exchange rates	220	(4)	(6)	210	(1)	–	1	–
Total amount recognised in comprehensive income	(4,709)	166	11,334	6,791	447	(98)	(369)	(20)
Cash flows								
Premiums received net of ceding commissions paid	22,294	–	–	22,294	(1,032)	–	–	(1,032)
Insurance acquisition cash flows	(4,270)	–	–	(4,270)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received*	–	–	(11,082)	(11,082)	–	–	458	458
Total cash flows	18,024	–	(11,082)	6,942	(1,032)	–	458	(574)
Other changes note (iii)	(236)	23	38	– (175)	2	(1)	(1)	–
Closing assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Closing liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net closing balance at 31 Dec	135,734	825	2,132	138,691	(823)	(134)	(318)	(1,275)

	Excluding JVs and associates							
	2022 $m							
	Insurance				Reinsurance			
	Liabilities for remaining coverage		Liabilities for incurred claims	Total	Liabilities for remaining coverage		Liabilities for incurred claims	Total
	Excluding loss component	Loss component note (i)			Excluding loss component	Loss component note (i)		
Opening assets	(1,308)	17	70	(1,221)	(2,431)	(32)	(324)	(2,787)
Opening liabilities	147,209	651	1,938	149,798	1,314	(1)	(59)	1,254
Net opening balance at 1 Jan	145,901	668	2,008	148,577	(1,117)	(33)	(383)	(1,533)
Insurance revenue								
Contracts measured under the modified retrospective approach	(367)	–	–	(367)				
Contracts measured under the fair value approach	(1,083)	–	–	(1,083)				
Other contracts note (ii)	(7,099)	–	–	(7,099)				
	(8,549)	–	–	(8,549)				
Insurance service expense								
Incurred claims and other directly attributable expenses	–	(41)	3,679	3,638				
Amortisation of insurance acquisition cash flows	2,453	–	–	2,453				
Losses or reversal of losses on onerous contracts	–	30	–	30				
Adjustments to liability for incurred claims	–	–	146	146				
	2,453	(11)	3,825	6,267				
Net (income) expense from reinsurance contracts held					487	(2)	(380)	105
Insurance service result	(6,096)	(11)	3,825	(2,282)	487	(2)	(380)	105
Investment components and premium refunds	(6,895)	–	6,895	–	179	–	(179)	–
Net finance (income) expenses from insurance and reinsurance contracts	(28,605)	(21)	3	(28,623)	1,182	–	11	1,193
Total amount recognised in income statement	(41,596)	(32)	10,723	(30,905)	1,848	(2)	(548)	1,298
Effect of movement in exchange rates	(2,044)	(15)	(91)	(2,150)	(10)	2	2	(6)
Total amount recognised in comprehensive income	(43,640)	(47)	10,632	(33,055)	1,838	–	(546)	1,292
Cash flows								
Premiums received net of ceding commissions paid	23,464	–	–	23,464	(970)	–	–	(970)
Insurance acquisition cash flows	(3,138)	–	–	(3,138)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received*	–	–	(10,650)	(10,650)	–	–	519	519
Total cash flows	20,326	–	(10,650)	9,676	(970)	–	519	(451)
Other changes note (iii)	68	15	(148)	(65)	9	(2)	4	11
Closing assets	(1,200)	14	80	(1,106)	(1,460)	(29)	(367)	(1,856)
Closing liabilities	123,855	622	1,762	126,239	1,220	(6)	(39)	1,175
Net closing balance at 31 Dec	122,655	636	1,842	125,133	(240)	(35)	(406)	(681)

* Including investment component.

Notes

(i) The Group establishes a loss component of the liability for remaining coverage for onerous groups of insurance contracts. The loss component determines the amounts of fulfilment cash flows that are subsequently presented in profit or loss as reversals of losses on onerous contracts and are excluded from insurance revenue when they occur.

(ii) Other contracts represent groups of insurance and reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

(iii) Other changes include adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset/liability balance.

(d) Effect of insurance and reinsurance contracts initially recognised in the year

The following tables summarise the effect on the measurement components arising from the initial recognition of insurance and reinsurance contracts in the year,excluding the effect from the Group's share of the amounts relating to life JVs and associates.

(i) Insurance contracts

	Excluding JVs and associates					
	2023 $m			2022 $m		
	Profitable contracts issued	**Onerous contracts issued**	**Total**	Profitable contracts issued	Onerous contracts issued	Total
Estimate of present value of expected future cash outflows:						
Insurance acquisition cash flows	**4,365**	**101**	**4,466**	2,416	49	2,465
Claims and other directly attributable expenses	**17,125**	**348**	**17,473**	12,153	420	12,573
	21,490	**449**	**21,939**	14,569	469	15,038
Estimate of present value of expected future cash inflows	**(23,916)**	**(484)**	**(24,400)**	(16,379)	(470)	(16,849)
Risk adjustment for non-financial risk	**253**	**42**	**295**	228	4	232
CSM	**2,173**	**–**	**2,173**	1,582	–	1,582
Loss recognised on initial recognition	**–**	**7**	**7**	–	3	3

(ii) Reinsurance contracts

	Excluding JVs and associates					
	2023 $m			2022 $m		
	Contracts initiated without loss-recovery component	**Contracts initiated with loss-recovery component**	**Total**	Contracts initiated without loss-recovery component	Contracts initiated with loss-recovery component	Total
Estimate of present value of expected future cash outflows	**1,022**	**(1)**	**1,021**	762	–	762
Estimate of present value of expected future cash inflows	**(946)**	**–**	**(946)**	(813)	6	(807)
Risk adjustment for non-financial risk	**(5)**	**–**	**(5)**	1	–	1
CSM	**(71)**	**1**	**(70)**	50	(6)	44
Profit (loss) recognised on initial recognition	**–**	**–**	**–**	–	–	–

C3.3 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

(a) Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component and including the Group's share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Including JVs and associates 2023 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net opening balance at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service								
Changes in estimates that adjust the CSM	(1,142)	341	801	–	62	43	(105)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	224	(8)	–	216	(93)	–	–	(93)
New contracts in the year	(2,687)	317	2,429	59	86	(6)	(81)	(1)
	(3,605)	650	3,230	275	55	37	(186)	(94)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,414)	(2,414)	–	–	206	206
Release of risk adjustment to profit or loss	–	(242)	–	(242)	–	27	–	27
Experience adjustments	(170)	–	–	(170)	50	–	–	50
	(170)	(242)	(2,414)	(2,826)	50	27	206	283
Changes that relate to past service								
Adjustments to assets/liabilities for incurred claims	130	(3)	–	127	–	–	–	–
Insurance service result	(3,645)	405	816	(2,424)	105	64	20	189
Net finance (income) expense from insurance and reinsurance contracts								
Accretion of interest on GMM contracts	158	52	307	517	(3)	(3)	(47)	(53)
Other net finance (income) expense	10,379	(20)	(12)	10,347	(155)	9	–	(146)
	10,537	32	295	10,864	(158)	6	(47)	(199)
Total amount recognised in income statement	6,892	437	1,111	8,440	(53)	70	(27)	(10)
Effect of movements in exchange rates	(49)	(2)	(63)	(114)	2	(1)	2	3
Total amount recognised in comprehensive income	6,843	435	1,048	8,326	(51)	69	(25)	(7)
Cash flows								
Premiums received net of ceding commissions paid	26,224	–	–	26,224	(1,137)	–	–	(1,137)
Insurance acquisition cash flows	(4,802)	–	–	(4,802)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received*	(13,144)	–	–	(13,144)	554	–	–	554
Total cash flows	8,278	–	–	8,278	(583)	–	–	(583)
Other changes note	(181)	–	–	(181)	–	–	–	–
Closing assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Closing liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net closing balance at 31 Dec	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Notes to the consolidated financial statements continued

	Including JVs and associates 2022 $m							
	Insurance				Reinsurance			
	BEL	RA	CSM note (b)	Total	BEL	RA	CSM note (b)	Total
Opening assets	(3,993)	575	2,161	(1,257)	(1,916)	(1)	(1,023)	(2,940)
Opening liabilities	142,146	1,868	23,787	167,801	1,501	(49)	(176)	1,276
Net opening balance at 1 Jan	138,153	2,443	25,948	166,544	(415)	(50)	(1,199)	(1,664)
Changes that relate to future service								
Changes in estimates that adjust the CSM	4,214	(226)	(3,988)	–	284	10	(294)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	162	(52)	–	110	(17)	–	–	(17)
New contracts in the period	(2,210)	259	2,027	76	(37)	–	37	–
	2,166	(19)	(1,961)	186	230	10	(257)	(17)
Changes that relate to current service								
Release of CSM to profit or loss	–	–	(2,413)	(2,413)	–	–	171	171
Release of risk adjustment to profit or loss	–	(184)	–	(184)	–	5	–	5
Experience adjustments	(119)	–	–	(119)	(80)	–	–	(80)
	(119)	(184)	(2,413)	(2,716)	(80)	5	171	96
Changes that relate to past service								
Adjustments to assets/liabilities for incurred claims	133	1	–	134	28	–	–	28
Insurance service result	2,180	(202)	(4,374)	(2,396)	178	15	(86)	107
Net finance (income) expense from insurance and reinsurance contracts								
Accretion of interest on GMM contracts	182	13	294	489	(8)	(6)	(39)	(53)
Other net finance (income) expense	(28,612)	(12)	117	(28,507)	1,215	10	4	1,229
	(28,430)	1	411	(28,018)	1,207	4	(35)	1,176
Total amount recognised in income statement	(26,250)	(201)	(3,963)	(30,414)	1,385	19	(121)	1,283
Effect of movements in exchange rates	(3,070)	(78)	(681)	(3,829)	3	5	5	13
Total amount recognised in comprehensive income	(29,320)	(279)	(4,644)	(34,243)	1,388	24	(116)	1,296
Cash flows								
Premiums received net of ceding commissions paid	27,916	–	–	27,916	(1,013)	–	–	(1,013)
Insurance acquisition cash flows	(3,690)	–	–	(3,690)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received*	(12,241)	–	–	(12,241)	567	–	–	567
Total cash flows	11,985	–	–	11,985	(446)	–	–	(446)
Other changes note	(83)	–	–	(83)	14	–	–	14
Closing assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Closing liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net closing balance at 31 Dec	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)

* Including investment component.

Note
Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation, amortisation) from insurance contract asset/liability balance.
Accretion of interest includes interest on policy loans.

(b) Analysis of CSM by transition approach including JVs and associates

	Insurance contracts (including JVs and associates)							
	2023 $m				2022 $m			
	Contracts under MRA	**Contracts under FVA**	**Other contracts***	**Total CSM**	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**2,033**	**4,102**	**15,169**	**21,304**	2,467	5,355	18,126	25,948
Changes that relate to future service								
Changes in estimates that adjust the CSM	**117**	**496**	**188**	**801**	(92)	(707)	(3,189)	(3,988)
New contracts in the year	**–**	**–**	**2,429**	**2,429**	–	–	2,027	2,027
	117	**496**	**2,617**	**3,230**	(92)	(707)	(1,162)	(1,961)
Changes that relate to current service								
Release of CSM to profit or loss	**(247)**	**(458)**	**(1,709)**	**(2,414)**	(250)	(511)	(1,652)	(2,413)
	(130)	**38**	**908**	**816**	(342)	(1,218)	(2,814)	(4,374)
Net finance income (expenses) from insurance contracts	**66**	**9**	**220**	**295**	83	54	274	411
Effect of movements in exchange rates	**(47)**	**(6)**	**(10)**	**(63)**	(175)	(89)	(417)	(681)
Balance at 31 Dec	**1,922**	**4,143**	**16,287**	**22,352**	2,033	4,102	15,169	21,304

* Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

The majority of the CSM on transition on insurance contracts under MRA arises from CPL while the majority of the CSM on transition under FVA arises from the Hong Kong and Singapore businesses.

The transition approach adopted by the Group's main business segments for the different cohorts of their insurance contracts is summarised in the table below. The overlap between approaches reflects the fact that the approaches used vary by insurance contract portfolio and year of issue (cohort).

	FRA	MRA	FVA
	Cohort	Cohort	Cohort
CPL	n/a	2016 – 2021	Pre 2016
Hong Kong	2010 – 2021	n/a	Pre 2010
Singapore	2009 – 2021	n/a	Pre 2009
Malaysia	2010 – 2021 (Unit-linked) 2010-2021 (Non Participating)	2000 - 2009 (Unit-linked)	Pre 1999 (Unit-linked) Pre-2009 (Non-participating) Pre-2021 (Other)
Indonesia note (i)	2010 – 2021	2007 – 2009	Pre 2007
Growth markets and other note (ii)	See note	See note	See note

Notes
(i) The cohorts shown are in respect of Indonesia's unit-linked portfolios.
(ii) CSM on transition for Growth markets primarily arises from Vietnam, Taiwan and the Philippines. Vietnam has applied the FRA for cohorts from 2013 – 2021, MRA for cohorts from 2008 – 2012 and FVA for cohorts prior to 2013. Taiwan and the Philippines have applied the FRA for cohorts from 2010 – 2021 and FVA for all cohorts prior to 2010.

Notes to the consolidated financial statements continued

	Reinsurance contracts (including JVs and associates)							
	2023 $m				2022 $m			
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	**–**	**(55)**	**(1,260)**	**(1,315)**	–	(46)	(1,153)	(1,199)
Changes that relate to future service								
Changes in estimates that adjust the CSM	**–**	**(17)**	**(88)**	**(105)**	–	(22)	(272)	(294)
New contracts in the year	**–**	**–**	**(81)**	**(81)**	–	–	37	37
	–	**(17)**	**(169)**	**(186)**	–	(22)	(235)	(257)
Changes that relate to current service								
Release of CSM to profit or loss	**–**	**10**	**196**	**206**	–	10	161	171
	–	**(7)**	**27**	**20**	–	(12)	(74)	(86)
Net finance income (expenses) from reinsurance contracts	**–**	**(2)**	**(45)**	**(47)**	–	(1)	(34)	(35)
Effect of movements in exchange rates	**–**	**1**	**1**	**2**	–	4	1	5
Balance at 31 Dec	**–**	**(63)**	**(1,277)**	**(1,340)**	–	(55)	(1,260)	(1,315)

* Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

The CSM on transition on reinsurance contracts held primarily arises from the Hong Kong segment, which has predominantly applied the FRA to transition reinsurance cohorts from 2010 – 2021 and the FVA for reinsurance cohorts prior to 2010.

(c) Additional analysis of insurance and reinsurance contract balances by segment

The table below provides an analysis of portfolio of insurance and reinsurance contract balances, excluding assets for insurance acquisition cash flows, by segment. The balances presented include Group's share of insurance contract balances relating to the life business of CPL, India and Takaful business in Malaysia, which are accounted for on an equity method in the consolidated statement of financial position.

	Insurance $m				Reinsurance $m			
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
As at 31 Dec 2023								
CPL	**13,029**	**152**	**1,652**	**14,833**	**4**	**(3)**	**(22)**	**(21)**
Hong Kong	**60,761**	**776**	**8,536**	**70,073**	**(44)**	**84**	**(1,429)**	**(1,389)**
Indonesia	**2,197**	**206**	**739**	**3,142**	**22**	**(7)**	**(6)**	**9**
Malaysia	**5,910**	**357**	**2,127**	**8,394**	**26**	**(7)**	**6**	**25**
Singapore	**31,770**	**687**	**4,962**	**37,419**	**(146)**	**3**	**149**	**6**
Growth markets and other	**22,008**	**421**	**4,336**	**26,765**	**45**	**(27)**	**(38)**	**(20)**
Total insurance segments	**135,675**	**2,599**	**22,352**	**160,626**	**(93)**	**43**	**(1,340)**	**(1,390)**
As at 31 Dec 2022								
CPL	10,989	149	1,699	12,837	2	(3)	(21)	(22)
Hong Kong	54,347	482	7,857	62,686	465	17	(1,405)	(923)
Indonesia	2,032	199	1,046	3,277	8	(3)	–	5
Malaysia	5,452	334	2,241	8,027	31	(7)	(2)	22
Singapore	28,752	629	4,522	33,903	40	(3)	141	178
Growth markets and other	19,163	371	3,939	23,473	(5)	(27)	(28)	(60)
Total insurance segments	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)

Summarised movement analysis of insurance and reinsurance contract balances by segment

	Insurance $m						
	CPL	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net opening balance at 1 Jan 2022	11,273	80,186	3,720	8,342	36,643	26,380	166,544
Insurance service result	(73)	(696)	(117)	(242)	(546)	(722)	(2,396)
Net finance income (expenses) from insurance contracts							
Accretion of interest on GMM contracts	206	37	37	95	31	83	489
Other net finance (income) expense	87	(21,912)	26	(77)	(4,956)	(1,675)	(28,507)
	293	(21,875)	63	18	(4,925)	(1,592)	(28,018)
Total amount recognised in income statement	220	(22,571)	(54)	(224)	(5,471)	(2,314)	(30,414)
Effect of movements in exchange rates	(1,019)	(153)	(307)	(454)	117	(2,013)	(3,829)
Total amount recognised in comprehensive income	(799)	(22,724)	(361)	(678)	(5,354)	(4,327)	(34,243)
Total cash flows	2,363	5,216	(69)	366	2,684	1,425	11,985
Other changes	–	8	(13)	(3)	(70)	(5)	(83)
Net closing balance at 31 Dec 2022 / 1 Jan 2023	**12,837**	**62,686**	**3,277**	**8,027**	**33,903**	**23,473**	**144,203**
Insurance service result	**(98)**	**(755)**	**(146)**	**(254)**	**(598)**	**(573)**	**(2,424)**
Net finance income (expenses) from insurance contracts							
Accretion of interest on GMM contracts	**227**	**(1)**	**43**	**100**	**6**	**142**	**517**
Other net finance (income) expense	**692**	**3,646**	**145**	**498**	**2,657**	**2,709**	**10,347**
	919	**3,645**	**188**	**598**	**2,663**	**2,851**	**10,864**
Total amount recognised in income statement	**821**	**2,890**	**42**	**344**	**2,065**	**2,278**	**8,440**
Effect of movements in exchange rates	**(259)**	**(11)**	**46**	**(336)**	**621**	**(175)**	**(114)**
Total amount recognised in comprehensive income	**562**	**2,879**	**88**	**8**	**2,686**	**2,103**	**8,326**
Total cash flows	**1,434**	**4,509**	**(186)**	**364**	**884**	**1,273**	**8,278**
Other changes	**–**	**(1)**	**(37)**	**(5)**	**(54)**	**(84)**	**(181)**
Net closing balance at 31 Dec 2023	**14,833**	**70,073**	**3,142**	**8,394**	**37,419**	**26,765**	**160,626**

Notes to the consolidated financial statements continued

	Reinsurance $m						
	CPL	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net opening balance at 1 Jan 2022	(25)	(1,663)	8	15	59	(58)	(1,664)
Insurance service result	6	63	–	10	4	24	107
Net finance income (expenses) from reinsurance contracts							
Accretion of interest on GMM contracts	(1)	(45)	–	1	(1)	(7)	(53)
Other net finance (income) expense	–	1,246	(1)	1	(6)	(11)	1,229
	(1)	1,201	(1)	2	(7)	(18)	1,176
Total amount recognised in income statement	5	1,264	(1)	12	(3)	6	1,283
Effect of movements in exchange rates	1	4	(1)	–	4	5	13
Total amount recognised in comprehensive income	6	1,268	(2)	12	1	11	1,296
Total cash flows	(3)	(535)	(1)	(5)	118	(20)	(446)
Other changes	–	7	–	–	–	7	14
Net closing balance at 31 Dec 2022 / 1 Jan 2023	**(22)**	**(923)**	**5**	**22**	**178**	**(60)**	**(800)**
Insurance service result	**8**	**135**	**2**	**9**	**17**	**18**	**189**
Net finance income (expenses) from reinsurance contracts							
Accretion of interest on GMM contracts	**(1)**	**(38)**	**–**	**1**	**(8)**	**(7)**	**(53)**
Other net finance (income) expense	**–**	**(154)**	**(6)**	**–**	**1**	**13**	**(146)**
	(1)	**(192)**	**(6)**	**1**	**(7)**	**6**	**(199)**
Total amount recognised in income statement	**7**	**(57)**	**(4)**	**10**	**10**	**24**	**(10)**
Effect of movements in exchange rates	**3**	**(2)**	**(1)**	**(1)**	**(1)**	**5**	**3**
Total amount recognised in comprehensive income	**10**	**(59)**	**(5)**	**9**	**9**	**29**	**(7)**
Total cash flows	**(9)**	**(407)**	**9**	**(6)**	**(181)**	**11**	**(583)**
Other changes	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Net closing balance at 31 Dec 2023	**(21)**	**(1,389)**	**9**	**25**	**6**	**(20)**	**(1,390)**

(d) Contractual service margin

The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.

(i) Insurance contracts – expected recognition of the CSM

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**2,041**	**226**	**2,267**
After 1 year to 2 years	**1,780**	**190**	**1,970**
After 2 years to 3 years	**1,586**	**165**	**1,751**
After 3 years to 4 years	**1,412**	**146**	**1,558**
After 4 years to 5 years	**1,283**	**127**	**1,410**
After 5 years to 10 years	**4,604**	**474**	**5,078**
After 10 years to 15 years	**2,924**	**293**	**3,217**
After 15 years to 20 years	**1,781**	**195**	**1,976**
After 20 years	**2,773**	**352**	**3,125**
Total CSM	**20,184**	**2,168**	**22,352**

	31 Dec 2022 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	1,981	219	2,200
After 1 year to 2 years	1,751	175	1,926
After 2 years to 3 years	1,555	155	1,710
After 3 years to 4 years	1,385	138	1,523
After 4 years to 5 years	1,217	122	1,339
After 5 years to 10 years	4,306	454	4,760
After 10 years to 15 years	2,705	292	2,997
After 15 years to 20 years	1,666	201	1,867
After 20 years	2,602	380	2,982
Total CSM	19,168	2,136	21,304

(ii) Reinsurance contracts – expected recognition of the CSM

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**(177)**	**(2)**	**(179)**
After 1 year to 2 years	**(132)**	**–**	**(132)**
After 2 years to 3 years	**(103)**	**1**	**(102)**
After 3 years to 4 years	**(85)**	**1**	**(84)**
After 4 years to 5 years	**(74)**	**1**	**(73)**
After 5 years to 10 years	**(268)**	**3**	**(265)**
After 10 years to 15 years	**(173)**	**2**	**(171)**
After 15 years to 20 years	**(113)**	**–**	**(113)**
After 20 years	**(220)**	**(1)**	**(221)**
Total CSM	**(1,345)**	**5**	**(1,340)**

Notes to the consolidated financial statements continued

	31 Dec 2022 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(122)	(2)	(124)
After 1 year to 2 years	(111)	2	(109)
After 2 years to 3 years	(100)	2	(98)
After 3 years to 4 years	(89)	2	(87)
After 4 years to 5 years	(80)	2	(78)
After 5 years to 10 years	(301)	5	(296)
After 10 years to 15 years	(188)	3	(185)
After 15 years to 20 years	(119)	1	(118)
After 20 years	(220)	–	(220)
Total CSM	(1,330)	15	(1,315)

(e) Maturity analysis of the future cash flows of insurance and reinsurance contract liabilities

The following table shows the maturity profile of the expected future cash flows on a discounted basis relating to insurance and reinsurance contract liabilities, respectively. The amounts in the table below include the expected amounts payable on demand at a timing of when they are expected to occur over the outstanding duration of the existing business.

(i) Insurance contract liabilities – expected cash flows (discounted)

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**2,256**	**(477)**	1,779
After 1 year to 2 years	**2,262**	**94**	2,356
After 2 years to 3 years	**4,269**	**516**	4,785
After 3 years to 4 years	**5,272**	**973**	6,245
After 4 years to 5 years	**4,436**	**828**	5,264
After 5 years to 10 years	**18,726**	**3,076**	21,802
After 10 years to 15 years	**16,374**	**2,703**	19,077
After 15 years to 20 years	**14,560**	**2,016**	16,576
After 20 years	**35,210**	**6,287**	41,497
No stated maturity	**16,750**	**3,542**	20,292
Total expected future cash flows	**120,115**	**19,558**	139,673

	31 Dec 2022 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	(622)	(847)	(1,469)
After 1 year to 2 years	1,040	81	1,121
After 2 years to 3 years	3,021	477	3,498
After 3 years to 4 years	4,441	732	5,173
After 4 years to 5 years	4,652	1,146	5,798
After 5 years to 10 years	20,131	2,832	22,963
After 10 years to 15 years	16,507	2,309	18,816
After 15 years to 20 years	12,873	1,674	14,547
After 20 years	30,891	5,064	35,955
No stated maturity	14,648	3,247	17,895
Total expected future cash flows	107,582	16,715	124,297

(ii) Reinsurance contract liabilities – expected cash flows (discounted)

	31 Dec 2023 $m		
	Total as reported on the consolidated statement of financial position	**Group's share relating to JVs and associates**	**Total including Group's share relating to JVs and associates**
1 year or less	**820**	**15**	**835**
After 1 year to 2 years	**58**	**–**	**58**
After 2 years to 3 years	**54**	**–**	**54**
After 3 years to 4 years	**26**	**–**	**26**
After 4 years to 5 years	**4**	**–**	**4**
After 5 years to 10 years	**(3)**	**1**	**(2)**
After 10 years to 15 years	**4**	**2**	**6**
After 15 years to 20 years	**5**	**3**	**8**
After 20 years	**214**	**19**	**233**
Total expected future cash flows	**1,182**	**40**	**1,222**

	31 Dec 2022 $m		
	Total as reported on the consolidated statement of financial position	Group's share relating to JVs and associates	Total including Group's share relating to JVs and associates
1 year or less	136	23	159
After 1 year to 2 years	693	2	695
After 2 years to 3 years	–	2	2
After 3 years to 4 years	4	1	5
After 4 years to 5 years	(15)	1	(14)
After 5 years to 10 years	(67)	2	(65)
After 10 years to 15 years	1	–	1
After 15 years to 20 years	24	–	25
After 20 years	386	(1)	385
Total expected future cash flows	1,162	30	1,193

C3.4 Products and determining contract liabilities

(a) Measurement of insurance and reinsurance contracts

Separating components

A contract has an investment component if there is an amount (which could be zero) that the contract requires the entity to repay to the policyholder in all circumstances that have commercial substance. The surrender value, net of policy loans (where these exist), is accounted as the investment component of a contract. Participating and non-participating (such as whole-life and endowment) contracts have explicit surrender values. There are a relatively small number of products that do not have a surrender value, and the investment components of these contracts are determined on a case-by-case basis. The non-distinct investment components are excluded from insurance revenue and insurance service expenses.

At initial recognition, the Group is required to separate the following components and account for them as if they were stand-alone contracts.

- Distinct investment components. An investment component is distinct if and only if (a) the insurance and investment components are not highly interrelated and (b) a contract with equivalent terms is, or could be, sold separately in the same market or jurisdiction.
- Embedded derivatives that do not meet the definition of an insurance contract and whose economic characteristics and risks are not closely related to those of the host contract.
- Distinct services other than insurance contract services. A service component is distinct if it is not highly interrelated with the insurance component and the entity provides no significant service in integrating the service component with the insurance component

There are no material instances within the Group where distinct investment components, distinct services or embedded derivatives are separated from insurance contracts.

Asset management services for investments held under an insurance contract are not separated.

Subsequent measurement of CSM

The CSM of each group of contracts is calculated at each reporting date as follows.

The carrying amount of the CSM of contracts measured under the GMM at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) interest accreted at locked-in discount rate; (c) changes in fulfilment cash flows arising from operating assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The carrying amount of the CSM of contracts measured under the VFA at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) the change in the amount of the Group's share of the fair value of the underlying items; (c) changes in fulfilment cash flows arising from both operating and economic assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.

The table below provides a description of the material features of each of the key products written by the Group, together with the measurement model used to determine their contract liabilities under IFRS 17.

Contract type	Description and material features	Measurement model
With-profits contracts (written in Hong Kong, Singapore and Malaysia)	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the local business unit. With-profits products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates. Additional health and protection benefits can be provided through riders (which are not separated from the base with-profits contracts).	All with-profits contracts of the Group written in Hong Kong, Singapore and Malaysia are measured using the VFA model. The shareholders' share of the excess of the assets of the with-profits funds over policyholder liabilities is recognised within shareholders' equity.
Other participating contracts	Similar to the with-profits contracts, other participating contracts include savings and/or protection elements, with policyholders and shareholders sharing in the returns of the underlying funds.	Other participating contracts of the Group are measured under the VFA model except for the contracts that are written by the Group's life joint venture, CPL, where the GMM approach is applied.
Unit-linked contracts	Combines savings with health and protection riders (which, under IFRS 17, are not separated from the base contract). The cash value of the policy primarily depends on the value of the underlying unitised funds.	Unit-linked contracts are measured either under the VFA or the GMM depending on the relative size of the savings and protection benefits of the contract. The larger the protection component the more likely the contract is required to be measured under the GMM.
Health and protection – Shareholder-backed participating critical illness contracts	Shareholder-backed participating critical illness contracts are written by the Group's Hong Kong business. These products combine critical illness and death benefits with a savings element. These are whole life products and have regular premium payments with a limited payment term.	Shareholder-backed participating critical illness contracts are measured under the VFA.
Health and protection – Other	In addition to supplementary heath and protection contract products attached to with-profits and unit-linked contracts described above, the Group also offers stand-alone health and protection products. These are non-participating contracts that provide mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.	Stand-alone non-par health and protection (excluding shareholder-backed participating critical illness) contracts are measured under the GMM.
Non-participating term, whole life and endowment assurance contracts	Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the local business unit. These products often offer a guaranteed maturity and/or surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.	These contracts are measured under the GMM.

The fair value of underlying items of the Group's direct participating contracts at 31 December 2023, excluding the Group's share of the amounts that relate to life JVs and associates, is $127,570 million (31 December 2022: $115,489 million). The Group's direct participating contracts are the contracts that are measured under the VFA model and as discussed in the table above comprise primarily the Group's with-profits, unit-linked and shareholder-backed participating critical illness contracts. Those underlying items comprise primarily investments in debt securities, equity securities and holdings in collective investment schemes. The underlying items also include the related reinsurance assets and the policyholders' interest in the excess net assets of relevant participating funds.

(b) Reinsurance contracts held

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. 98 per cent (31 December 2022: 95 per cent) of the Group's reinsurance contract BEL that are assets, excluding the Group's share of the balances held by life joint ventures and associates, are held with reinsurers with a rating of A- and above by Standard & Poor's or other external rating agencies by reference to the reinsurance BEL.

The reinsurance contracts held primarily relate to protection business written in Hong Kong. The Group's Hong Kong business cedes insurance risk to limit exposure to underwriting losses under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share, or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to internally set maximum limits based on characteristics of coverage.

As required by IFRS 17, all reinsurance contracts held by the Group are measured using the GMM.

A group of reinsurance contracts held is recognised on the following date:

- Reinsurance contracts held by the Group that provide proportionate coverage: The later of the start date of the coverage period, and the date on which any underlying insurance contract is initially recognised. This applies to the Group's quota share reinsurance contracts.
- Other (non-proportionate) reinsurance contracts held by the Group: The earlier of beginning of the coverage period of the group of reinsurance contracts or the recognition date of an underlying onerous group of insurance contracts issued.
- Reinsurance contracts held acquired via a business acquisition/ combination: The date of the business acquisition/combination.

On initial recognition, the CSM of a group of reinsurance contracts held represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of (a) the fulfilment cash flows, (b) any amount arising from the derecognition of any assets or liabilities previously recognised for cash flows related to the group, (c) any cash flows arising at that date and (d) any income recognised in profit or loss because of onerous underlying contracts recognised at that date. However, if the net cost of purchasing reinsurance relates to past events, the Group recognises the net cost immediately in profit or loss.

The carrying amount at the end of each reporting period of a group of reinsurance contracts held is measured in the same way as the underlying insurance contracts under GMM. Reinsurance contracts held are subject to the same modification requirements as insurance contracts.

C4 Intangible assets

C4.1 Goodwill

Business combination

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired business is recorded as goodwill. The Group chooses the full goodwill method or the partial goodwill method to calculate goodwill on an acquisition-by-acquisition basis. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred and not included in goodwill. Income and expenses of acquired businesses are included in the income statement from the date of acquisition.

Where the Group writes a put option, which if exercised triggers the purchase of non-controlling interests as part of its business acquisition, the put option is recognised as a financial liability at the acquisition date. Where risks and rewards remain with the non-controlling interests, a corresponding amount is deducted from equity. Any subsequent changes to the carrying amount of the put option liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Group consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication that the goodwill may be impaired.

Goodwill shown on the consolidated statement of financial position represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2023 and 2022.

	2023 $m	2022 $m
Carrying value at 1 Jan	890	907
Exchange differences	6	(17)
Carrying value at 31 Dec	**896**	890

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2023, $449 million (31 December 2022: $445 million) relates to asset management business in Thailand and $238 million (31 December 2022: $234 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs, which are not individually material.

Goodwill is tested for impairment by comparing the CGU's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS value over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd in 2019 and TMB Asset Management Co., Ltd in Thailand in 2018. The two acquired entities were merged as Eastspring Asset Management (Thailand) Co., Ltd in 2022. The goodwill impairment testing for these businesses is prepared as a single CGU reflecting that these businesses are managed together. The recoverable amount has been determined by calculating the value in use of the combined business calculated using a discounted cash flow valuation.

For the combined Thailand asset management business, the valuation is based on a number of key assumptions as follows:

- Cash flow projections based on the latest five-year business plan or forecast;
- A constant growth rate of 3.5 per cent (2022: 3.5 per cent) on forecast cash flows beyond the terminal year of the cash flow projection period;
- The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent (31 December 2022: 9.0 per cent); and
- The continuation of asset management contracts on similar terms.

The key assumptions used in the impairment testing, including the cash flow projections, are subject to fluctuations in the external market and economic conditions. No material impairment is expected to occur if a reasonably possible change is made to each of the individual key assumptions, which the Group has taken to be a 10 per cent fall in cashflow projections, a 1 per cent fall in the growth rate or a 1 per cent increase in the discount rate. A more significant fall or a combination of effects could have a larger impact on the recoverable value and so there are circumstances where an impairment could occur.

C4.2 Other intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire or cost to develop them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than goodwill, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the Consolidated income statement and allocated between attributable and non-attributable expenses for the Group's insurance entities as shown in note B2. Impairment testing is conducted when there is an indication that the intangible asset may be impaired.

	2023 $m			2022 $m		
	Distribution rights note (i)	Other intangibles note (ii)	Total	Distribution rights note (i)	Other intangibles note (ii)	Total
Balance at 1 Jan						
Cost	**5,176**	**489**	**5,665**	5,037	425	5,462
Accumulated amortisation	**(1,546)**	**(235)**	**(1,781)**	(1,255)	(192)	(1,447)
	3,630	**254**	**3,884**	3,782	233	4,015
Additions	**415**	**83**	**498**	206	83	289
Amortisation charge	**(330)**	**(49)**	**(379)**	(301)	(48)	(349)
Disposals and transfers	**–**	**(6)**	**(6)**	–	(6)	(6)
Exchange differences and other movements	**(6)**	**(5)**	**(11)**	(57)	(8)	(65)
Balance at 31 Dec	**3,709**	**277**	**3,986**	3,630	254	3,884
Comprising:						
Cost	**5,585**	**537**	**6,122**	5,176	489	5,665
Accumulated amortisation	**(1,876)**	**(260)**	**(2,136)**	(1,546)	(235)	(1,781)

Notes

(i) Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.

(ii) Included within other intangibles are software and licence fees.

C5 Borrowings

Although initially recognised at fair value (net of transaction costs), borrowings are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or, for hybrid debt, over the expected life of the instrument.

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2023 $m	31 Dec 2022 $m
Subordinated debt:		
US$750m 4.875% Notes	**750**	750
€20m Medium Term Notes 2023 note (ii)	**–**	21
£435m 6.125% Notes 2031	**551**	520
US$1,000m 2.95% Notes 2033	**996**	995
Senior debt: note (i)		
£300m 6.875% Notes 2023 note (ii)	**–**	361
£250m 5.875% Notes 2029	**301**	281
US$1,000m 3.125% Notes 2030	**988**	987
US$350m 3.625% Notes 2032	**347**	346
Total core structural borrowings of shareholder-financed businesses	**3,933**	4,261

Notes
(i) The senior debt ranks above subordinated debt in the event of liquidation.
(ii) The £300 million Notes were redeemed on 20 January 2023. The €20 million Medium Term Notes were redeemed on 10 July 2023.

C5.2 Operational borrowings

	31 Dec 2023 $m	31 Dec 2022 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	**699**	501
Lease liabilities under IFRS 16	**234**	299
Other borrowings	**8**	15
Total operational borrowings	**941**	815

C6 Risk and sensitivity analysis

Group overview

The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders' equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group's operations and how these are managed are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities.

The Sustainability Report included in this Annual Report sets out three commonly used scenarios of plausible global responses to climate change. The Group's scenario testing results are translated into sensitivities to economic factors to assess the possible financial consequences of climate change on the Group's business. Though the Group faces potential financial risks from plausible global responses to climate change, the results for the Group's scenario testing are not outside observed market volatility suggesting no immediate need for explicit climate change allowance within the current valuations of the Group's investment portfolio. The Group remains mindful of the limitations within the results of the scenario testing and that the models for the testing continue to change. Additionally, the Group's climate scenario analysis currently does not consider management actions the Group could take to mitigate the negative impacts of climate change. In addition, given the current insufficiency and uncertainty of data available, at this stage, the Group's claims and lapses assumptions for its life and health insurance business do not include additional assumptions related to the impacts of climate change over and above those that arise from the annual review of experience. The Group will continue to perform its regular experience analysis, engage with reinsurers and monitor relevant academic studies. If significant changes occur, the financial impacts from climate-related risks on insurance liabilities will be considered. The Group has analysed the distribution of its customers across locations to assess their vulnerability to extreme climate events to improve the Group's understanding of its customers and its exposure to climate risks.

Sensitivity analyses of IFRS profit or loss, shareholders' equity and CSM to key market and other risks for the insurance operations are provided in section C6.1 below. The sensitivity analyses provided show the effect on profit after tax, shareholders' equity and CSM to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date. The sensitivities reflect consequential impacts from market movements at the valuation date.

The sensitivity of the Group's Eastspring and central operations to market risks is discussed in section C6.2.

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group level adjustments are made.

Relevant correlation factors include:

- Correlation across geographic regions for both financial and non-financial risk factors; and
- Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs to US dollar, the Group's presentational currency. Consistent with the Group's accounting policies, the profits of these business units are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2023 and 2022, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group's assets and liabilities from the above exposure is recorded as part of Other comprehensive income and in 2023 represented a loss of $124 million (2022: loss of $603 million) which corresponds to 1 per cent of opening shareholders' equity (2022: 3 per cent). Additionally note B1.1 'Segment Results' shows the Group's segment and total profit for 2022 as if it had been prepared using the same exchange rates as 2023, giving an indication of how foreign exchange rates impact the Group's profit and loss.

A 10 per cent increase (strengthening of the US dollar) or decrease (weakening of the US dollar) in these rates would have reduced or increased profit for the year and shareholders' equity of the Group respectively as follows:

	31 Dec 2023 $m		31 Dec 2022 $m	
Change in local currency to $ exchange rates	**Decrease of 10%**	**Increase of 10%**	Decrease of 10%	Increase of 10%
Profit after tax for the year	**152**	**(124)**	49	(40)
Shareholders' equity	**1,256**	**(1,028)**	1,182	(967)

The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group's undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.

C6.1 Insurance operations

(a) Sensitivity to key market risks

The table below shows the sensitivity of profit after tax, shareholders' equity and CSM as at 31 December 2023 and 2022 for insurance segments to the following market risks:

- 1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note A3.1(a)) in isolation and subject to a floor of zero; and
- Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses and re-pricing for medical business, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition there will be impacts from other shareholder assets that back IFRS shareholders equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all as discussed in note A2.1) movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and risk adjustment as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will however be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and risk adjustment are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities, (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses) increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets, (eg certain Universal Life contracts) there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets, that are not backing insurance contract liabilities increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice-versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

Base values	**2023 $m**	2022 $m
Profit (loss) after tax for the year from insurance segments	**2,099**	(494)
Group shareholders' equity as at 31 Dec	**17,823**	16,731
CSM as at 31 Dec including JVs and associates	**21,012**	19,989

Insurance segments	**31 Dec 2023 $m**		31 Dec 2022 $m	
Interest rates and consequential effects	**Decrease of 0.5%**	**Increase of 1%**	Decrease of 0.5%	Increase of 1%
Increase/(decrease) to shareholders' equity and profit after tax:				
Financial assets	**6,815**	**(12,004)**	5,873	(10,362)
Net insurance contract liabilities (including CSM)	**(7,332)**	**12,191**	(6,120)	10,295
Net effect on shareholders' equity and profit after tax [note]	**(328)**	**24**	(127)	(165)
Increase/(decrease) to CSM liability:				
CSM	**358**	**(880)**	220	(850)

Insurance segments	31 Dec 2023 $m		31 Dec 2022 $m	
Equity/property market values	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Increase/(decrease) to shareholders' equity and profit after tax:				
Financial assets	(13,359)	6,681	(11,884)	5,939
Net insurance contract liabilities (including CSM)	12,288	(6,254)	10,927	(5,571)
Net effect on shareholders' equity and profit after tax [note]	(822)	327	(735)	283
Increase/(decrease) to CSM liability:				
CSM	(1,392)	618	(1,303)	550

Note
The net effect on shareholders' equity and profit after tax reflects the net pre-tax effect on the financial assets and net insurance contract liabilities shown above, together with the pre-tax effect on other non-insurance liabilities and the related tax impact.

The sensitivity of the insurance segments presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The Group uses the segment measure 'Adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on 'Adjusted operating profit' will be more muted than on total profit as long-term asset returns are assumed for surplus assets and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1 per cent in interest rates at 31 December 2023 were $(30) million and $33 million, respectively (2022: $(47) million and $54 million, respectively).

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values at 31 December 2023 were $(186) million and $83 million, respectively (2022: $(157) million and $66 million, respectively).

(b) Sensitivity to insurance risk

For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.

In addition many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.

Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.

In terms of the impact on the Group's financial results, changes to shareholders' equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders' equity) over time.

The table below shows how the shareholders' equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

	2023 $m			
	Net effect on shareholders' equity and profit after tax		Net effect on CSM	
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(77)	(71)	(420)	(427)
Lapse rates – 10% increase	(88)	(76)	(1,363)	(1,496)
Mortality and morbidity – 5% increase	(131)	(96)	(638)	(261)

	2022 $m			
	Net effect on shareholders' equity and profit after tax		Net effect on CSM	
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(58)	(57)	(365)	(365)
Lapse rates – 10% increase	(78)	(70)	(1,179)	(1,274)
Mortality and morbidity – 5% increase	(88)	(79)	(548)	(217)

The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(61) million, $(95) million and $(85) million, respectively (2022: $(53) million, $(69) million and $(67) million, respectively).

A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders' equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.

C6.2 Eastspring and central operations

The profit for the year of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1). Eastspring's profit will therefore have some exposure to the market movements of these investments.

At 31 December 2023 Central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements.

C7 Tax assets and liabilities

Accounting policies on deferred tax are included in note B3.

C7.1 Current tax

At 31 December 2023, of the $34 million (31 December 2022: $18 million) current tax recoverable, the majority is expected to be recovered within 12 months after the reporting period.

At 31 December 2023, the current tax liability of $275 million (31 December 2022: $208 million) includes $93 million (31 December 2022: $79 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax

The statement of financial position contains deferred tax assets of $156 million (31 December 2022: $140 million) and deferred tax liabilities of $1,250 million (31 December 2022: $1,139 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2023 $m			
	Net deferred tax (assets) liabilities at 1 Jan	**Movement in income statement**	**Other movements including foreign exchange movements**	**Net deferred tax (assets) liabilities at 31 Dec**
Unrealised losses or gains on investments	**(129)**	**268**	**(10)**	**129**
Balances relating to insurance and reinsurance contracts	**1,255**	**(87)**	**2**	**1,170**
Short-term temporary differences	**(96)**	**2**	**–**	**(94)**
Unused tax losses	**(31)**	**(79)**	**(1)**	**(111)**
Net deferred tax liabilities note	**999**	**104**	**(9)**	**1,094**

	2022 $m					
	Net deferred tax (assets) liabilities at 1 Jan	Effect of initial application of IFRS 17 and classification overlay of IFRS 9	Restated net deferred tax (assets) liabilities at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax (assets) liabilities at 31 Dec
Unrealised losses or gains on investments	239	–	239	(361)	(7)	(129)
Balances relating to insurance and reinsurance contracts	2,091	(1,092)	999	297	(41)	1,255
Short-term temporary differences	333	(469)	(136)	29	11	(96)
Unused tax losses	(67)	–	(67)	32	4	(31)
Net deferred tax liabilities note	2,596	(1,561)	1,035	(3)	(33)	999

Note

Deferred tax assets and deferred tax liabilities in the statement of financial position are offset at an entity level (or in some cases at a jurisdiction level where relevant tax grouping rules apply) as permitted under IAS 12.

The Group has applied the mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 31 December 2023 as required by the amendments to IAS 12 'International Tax Reform – Pillar Two Model Rules' referred to in note A2.2.

At 31 December 2023, a deferred tax asset of $54 million has been recognised in relation to unused UK tax losses and deductible temporary differences, due to an increase in forecast taxable profit in the UK tax group, which follows the change of tax residence of Prudential plc in March 2023 from the UK to Hong Kong. The Group has further unused tax losses and deductible temporary differences of $1,319 million (31 December 2022: $2,235 million) in respect of which no deferred tax asset has been recognised. $837 million of unused tax losses expired at the point of Prudential plc's tax residency change. Of the unrecognised amounts, $108 million (31 December 2022: $103 million) relates to unused tax losses that will expire within the next ten years (potential tax benefit: $24 million), and the remainder of $1,211 million (31 December 2022: $1,295 million) has no expiry date (potential tax benefit: $240 million).

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2023, deferred tax liabilities of $225 million (31 December 2022: $210 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C8 Share capital, share premium and own shares

Shares are classified as equity when their terms do not create an obligation to transfer assets. Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

	2023			2022		
Issued shares of 5p each fully paid	**Number of ordinary shares**	**Share capital**	**Share premium**	Number of ordinary shares	Share capital	Share premium
		$m	**$m**		$m	$m
Balance at 1 Jan	**2,749,669,380**	**182**	**5,006**	2,746,412,265	182	5,010
Shares issued under share-based schemes	**3,851,376**	**1**	**3**	3,257,115	–	2
Shares issued under Hong Kong public offer and international placing in 2022	**–**	**–**		–	–	(6)
Balance at 31 Dec	**2,753,520,756**	**183**	**5,009**	2,749,669,380	182	5,006

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range		
	Number of shares to subscribe for	from (in pence)	to (in pence)	Exercisable by year
31 Dec 2023	**1,671,215**	**737p**	**1,455p**	**2029**
31 Dec 2022	1,858,292	737p	1,455p	2028

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During the year, the trusts purchased a total number of shares of 3,888,138 (2022: 5,498,486) and the cost of acquiring these shares, including shares purchased for members under employee share purchase plans was $54 million (2022: $77 million). The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased. At 31 December 2023, 10.0 million (31 December 2022: 12.6 million) Prudential plc shares were held in the trusts.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2023. Subsequent to the year end, the Company commenced and completed a share repurchase programme in January 2024 in respect of 3,851,376 ordinary shares as disclosed in note D2.

C9 Capital

C9.1 Group objectives, policies and processes for managing capital

Capital measure

The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2023, estimated Group shareholder GWS capital resources is $24.3 billion (31 December 2022: $23.2 billion).

External capital requirements

Prudential plc is subject to the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA).

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity, with adjustments where applicable, for non-regulated entities.

More details on Group capital are given in section I(i) in the Additional unaudited financial information section.

Meeting of capital management objectives

The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation. This includes maintaining total eligible group capital resources in excess of the Group Prescribed Capital Requirement (GPCR) of the supervised group and maintaining Tier 1 group capital resources in excess of the Group Minimum Capital Requirement (GMCR) of the supervised group.

The Group's capital management framework focuses on achieving sustainable, profitable growth and maintaining a resilient balance sheet, with a disciplined approach to active capital allocation.

As well as holding sufficient capital to meet GWS requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

- Invest in core capabilities;
- Maintain flexibility and absorb shock events;
- Cover central costs;
- Fund dividends; and
- Fund new opportunities where there is a good strategic fit.

More details on holding company cash flows and balances are given in section I(iv) in the Additional unaudited financial information section.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the local regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C9.2 Local capital regulations

(a) Insurance operations

For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The local valuation basis for the assets, liabilities and capital requirements of significant insurance operations are set out below.

CPL

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in the Chinese Mainland.

Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively.

The actual capital is the difference between the admitted assets and admitted liabilities with trading and AFS assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin.

The final regulations of C-ROSS Phase II became effective in the first quarter of 2022. The main updates to the local regulation were to introduce explicit tiering and admissibility rules on negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements. A transition period allows insurers to implement the rules in stages before full implementation of the new regime is required from 2025 onwards.

Hong Kong

Prudential Hong Kong Limited applies the new risk-based capital regime (HK RBC) following approval in April 2022 from the Hong Kong IA to early adopt this new regime. The HK RBC framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based, resulting in the release of prudent regulatory margins previously included in liabilities and an increase in required capital. The HK RBC regime is expected to become effective across the industry in the second half of 2024. The Hong Kong IA issued a consultation paper on the draft rules in December 2023 and Prudential Hong Kong Limited have provided feedback on this. The quantitative impact of any changes to the final rules will be reflected on implementation of the final HK RBC regime.

Indonesia

Solvency capital is determined using a risk-based capital approach. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at policy level (i.e. negative liabilities are not permitted at a policy level). For unit-linked policies, an unearned premium reserve is established.

Malaysia

A risk-based capital (RBC) framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory Target Capital Level of 130 per cent, below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (i.e. negative liabilities are not permitted at fund level). The BNM has initiated a review of its RBC framework for insurers and Takaful operators in 2021 and the BNM has yet to issue their final technical specifications. The exact timing of implementation of potential revisions remains uncertain as these would need to be subject to quantitative impact studies and parallel run prior to implementation.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case-by-case basis, for example, for companies who financially support expansion of providing insurance coverage to the most vulnerable in Malaysian society through the National B40 Protection Trust Fund.

Singapore

A risk-based capital framework applies in Singapore. The local regulator, Monetary Authority of Singapore (MAS), has the authority to direct insurance companies to satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act, if considered appropriate. The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. The updated risk-based capital framework (RBC2) permits the recognition of a prudent allowance for negative reserves in the capital resources.

(b) Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position (over the GPCR) of those subsidiaries, combined with the movement in the IFRS basis shareholders' equity for unregulated asset management operations, is as follows:

	2023 $m	2022 $m
Balance at 1 Jan	**466**	522
Gains during the year	**254**	187
Movement in capital requirement	**(20)**	15
Capital injection	**3**	3
Distributions made to the parent company	**(205)**	(214)
Exchange and other movements	**(1)**	(47)
Balance at 31 Dec	**497**	466

C9.3 Transferability of capital resources

The amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum capital requirements. The businesses may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders' share of declared bonuses.

Capital resources of the non-insurance business units are transferable after taking account an appropriate level of operating capital, based on local regulatory solvency requirements, where relevant.

C10 Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. Property, plant and equipment also includes right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. Property, plant and equipment, including the right-of-use assets under operating leases, are generally held at cost less cumulative depreciation calculated using the straight-line method, and impairment charge. Owner occupied properties held by the Group's Singapore business that are underlying items of direct participating contracts are measured at fair value following the adoption of IFRS 17.

	31 Dec 2023 $m	31 Dec 2022 $m
Property, plant and equipment held at cost note (a)	**347**	410
Owner occupied properties held at fair value note (b)	**27**	27
Total property, plant and equipment	**374**	437

(a) Property, plant and equipment held at cost

A reconciliation of the carrying amount of the Group's property, plant and equipment held at cost from the beginning to the end of the years shown is as follows:

	2023 $m				2022 $m			
	Group occupied property	**Tangible assets**	**Right-of-use assets**	**Total**	Group occupied property	Tangible assets	Right-of-use assets	Total
Balance at 1 Jan								
Cost	**21**	**486**	**676**	**1,183**	22	489	678	1,189
Accumulated depreciation	**(8)**	**(360)**	**(405)**	**(773)**	(8)	(349)	(363)	(720)
Opening net book amount	**13**	**126**	**271**	**410**	14	140	315	469
Additions	**–**	**44**	**57**	**101**	–	34	49	83
Depreciation and impairment charge	**–**	**(50)**	**(95)**	**(145)**	–	(39)	(106)	(145)
Disposals, transfers and lease modifications	**3**	**(4)**	**(18)**	**(19)**	–	(2)	26	24
Effect of movements in exchange rates	**–**	**(1)**	**1**	**–**	(1)	(7)	(13)	(21)
Balance at 31 Dec	**16**	**115**	**216**	**347**	13	126	271	410
Representing:								
Cost	**24**	**495**	**683**	**1,202**	21	486	676	1,183
Accumulated depreciation	**(8)**	**(380)**	**(467)**	**(855)**	(8)	(360)	(405)	(773)
Closing net book amount	**16**	**115**	**216**	**347**	13	126	271	410

(b) Owner occupied properties held at fair value

IFRS 17 amended the subsequent measurement requirements in IAS 16 Property, plant and equipment to permit entities to elect to measure owner-occupied properties that are underlying items of direct participating contracts at fair value through profit or loss. Upon the adoption of IFRS 17, the Group has elected to measure the owner-occupied properties held by the participating funds of its Singapore business at fair value from the transition date. Previously, these properties were measured at cost less accumulated depreciation less any impairment losses. The fair value of these properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

Right-of-use assets

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2023, total right-of-use assets comprised $202 million (31 December 2022: $267 million) of property and $14 million (31 December 2022: $4 million) of non-property assets.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2023, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $231 million (31 December 2022: $189 million).

The Group has non-cancellable property subleases which have been classified as operating leases under IFRS 16. The sublease rental income received in 2023 for the leases is $7 million (2022: $6 million).

Capital expenditure: property, plant and equipment by segment

The capital expenditure on property, plant and equipment excluding right-of-use assets in 2023 of $44 million (2022: $34 million) arose as follows:

	2023 $m	2022 $m
Hong Kong	**22**	11
Indonesia	**–**	1
Malaysia	**1**	1
Singapore	**2**	3
Growth markets and other	**15**	16
Eastspring	**4**	2
Total segment	**44**	34
Unallocated to a segment (central operations)	**–**	–
Total capital expenditure on property, plant and equipment	**44**	34

D Other information

D1 Contingencies and related obligations

Litigation and regulatory proceedings

The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Litigation developments during the year include a case regarding a historic transaction connected to the legal and beneficial ownership of 49 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad. Prudential currently owns 51 per cent of this entity but consolidates the entity at 100 per cent reflecting the economic interest of the Group. Prudential has been successful at court hearings relating to the transaction concerned both in the first instance and at the subsequent appeal stage. In July 2023, the Federal Court, which is Malaysia's highest Court, granted leave to allow the appellant to further appeal the case in the Federal Court. The appeals process is ongoing.

Guarantees

The Group has provided guarantees and commitments to third parties entered into in the normal course of business and the Company has guaranteed public debt securities issued by one of its wholly-owned subsidiaries, Prudential Funding (Asia) PLC from early 2023. The Group considers the likelihood of outflows arising under such guarantees and commitments as remote.

Intra-group capital support arrangements

Prudential has provided undertakings to the regulators of its Hong Kong life subsidiary, Prudential Hong Kong Limited, to formalise the circumstances regarding their solvency levels in which intra-group capital support will be provided by Prudential. Other intra-group transactions are discussed in note D3 below.

D2 Post balance sheet events

Dividends

The 2023 second interim dividend approved by the Board of Directors after 31 December 2023 is as described in note B5.

Share repurchase programme to neutralise 2023 employee and agent share scheme issuance

On 16 January 2024, the Company announced that the share repurchase programme in respect of 3,851,376 ordinary shares that it announced on 5 January 2024 and commenced on 8 January has been completed. The purpose of the share repurchase programme was to offset dilution from the vesting of awards under employee and agent share schemes during 2023. The Company has repurchased 3,851,376 ordinary shares in aggregate (representing 0.14 per cent of the total number of ordinary shares in issue at the end of the year (as disclosed in note C8)) at a volume weighted average price of £8.2676 per ordinary share for a total consideration of approximately £32 million.

D3 Related party transactions

Transactions between the Company and its subsidiaries or intra-group transactions are eliminated on consolidation. Intra-group transactions of the Group mainly related to a limited number of loans, guarantees or services provided by the Company to or from others business units, or between business units, including investment management services provided by the Group's asset managers to the insurance operations businesses as shown in note B1.4. All intra-group transactions are subject to the same internal approval framework as external transactions. Given the nature of the Group's business there has historically been limited interconnectedness across the Group. The Group reviews its recovery plan (that also covers intra-group transactions and the level of the Group's interconnectivity risk) on an annual basis and details the remedial actions that could be used to restore financial strength and viability if the Group were to come under severe stress.

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IFRS 9 / IAS 39 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures and associates, which are accounted for on an equity method basis, and other Group companies except for a planned capital injection into CPL, the Group's joint venture business in the Chinese Mainland announced in December 2023. The Group announced that it was providing additional growth capital to CPL of RMB1.25 billion (US$176 million) in cash subject to relevant regulatory approvals, with CITIC, its joint venture partner providing an equal amount. In anticipation of the future capital injection, the Group advanced the cash of $176 million to CPL in December 2023.

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance or asset management products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2023 and 2022, transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals' financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm's-length transactions.

Additional details on the Directors' interests in shares, transactions or arrangements are given in the Directors' remuneration report. Key management remuneration is disclosed in note B2.3.

D4 Commitments

The Group has provided, from time to time, certain commitments to third parties.

At 31 December 2023, the Group had $2,456 million unfunded commitments (31 December 2022: $2,626 million) primarily related to investments in infrastructure funds and alternative investment funds in Asia.

D5 Investments in subsidiary undertakings, joint ventures and associates

D5.1 Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met:

- It has power over an investee;
- It is exposed to, or has rights to, variable returns from its involvement with the investee; and
- It has the ability to use its power over the investee to affect its own returns.

(a) Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group's subsidiaries are corporate entities.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity with no control over the entity, the investments are carried at fair value within financial investments in the Consolidated statement of financial position.

Entities consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the 'Partnerships Act'). The Group's limited partnership has taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statement requirements. This is under regulations 4 to 6 of the Partnership Act, on the basis that the limited partnership is consolidated in these financial statements.

(b) Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group's share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence but does not control. Generally, it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of an entity.

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates using the equity method of accounting. The Group's share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in joint ventures and associates held by the Group's insurance or investment funds, including collective investment schemes which, as allowed by IAS 28 'Investments in Associates and Joint Ventures', are carried at FVTPL.

(c) Structured entities

Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in both consolidated and unconsolidated structured entities including investment vehicles such as collective investment schemes, collateralised debt obligations, mortgage-backed securities and similar asset-backed securities.

Collective investment schemes

The Group invests in collective investment schemes, that invest mainly in equities, bonds, cash and cash equivalents and properties. In assessing control under IFRS 10 'Consolidated Financial Statements', the Group determines whether it is acting as principal or agent and the variable returns from its involvement with these entities. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors.

Where the entity is managed by a Group asset manager:

- Where the Group's ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity;
- Where the Group's ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group's involvement in the entity are considered, including the rights to any fees earned by the asset manager, in forming a judgement as to whether the Group has control over the entity; and
- Where the Group's ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.

Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors.

Where the Group is deemed to control an entity, it is treated as a subsidiary and is consolidated, with the interests of investors other than the Group being classified as liabilities, and presented within 'Net asset value attributable to unit holders of consolidated investment funds'.

Where the Group does not control these entities (where the Group is deemed to be acting as an agent under IFRS 10) and they do not meet the definition of associates, they are carried at FVTPL within financial investments in the Consolidated statement of financial position.

Where the Group's asset manager sets up investment funds as part of its asset management operations, unless the Group also participates in the ownership holding of the entities, the Group's interest is limited to the fees charged to manage the assets of such entities. With no participation in ownership holding of these entities, the Group does not retain risks associated with investment funds. For these investment funds, the Group is not deemed to control the entities but deemed to be acting as an agent.

The Group generates returns and retains the ownership risks in these investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities, the majority of which are actively traded in a liquid market.

The Group consolidates the vehicles that hold the investments where the Group is deemed to control the vehicles. When assessing control over the vehicles, the factors considered include the purpose and design of the vehicle, the Group's exposure to the variability of returns and the scope of the Group's ability to direct the relevant activities of the vehicle including any kick-out or removal rights that are held by third parties. The outcome of the control assessment is dependent on the terms and conditions of the respective individual arrangements.

The majority of such vehicles are not consolidated. In these cases, the Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments. Accordingly, the Group does not have power over the relevant activities of such vehicles and all are carried at FVTPL within financial investments in the Consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's Consolidated statement of financial position:

	31 Dec 2023 $m		31 Dec 2022 $m	
Consolidated statement of financial position line items	**Investment funds**	**Other structured entities**	Investment funds	Other structured entities
Equity securities and holdings in collective investment schemes	**33,657**	**–**	30,771	–
Debt securities	**–**	**285**	–	389
Total investments in unconsolidated structured entities	**33,657**	**285**	30,771	389

The Group's maximum exposure to loss related to the interest in unconsolidated structured entities is limited to the carrying value in the Consolidated statement of financial position and the unfunded investment commitments provided by the Group (see note D4).

During the year, the Group receives dividend and interest income from its investments in these unconsolidated structured entities. Where the Group's asset manager manages these entities, such as the collective investment schemes, the Group also receives asset management fees from these entities.

As at 31 December 2023 and 2022, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.

D5.2 Dividend restrictions and minimum capital requirements

Certain Group entities are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves.

The Group's subsidiaries, joint ventures and associates may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. Further details on local capital regulations in certain Asia operations are provided in note C9.2.

D5.3 Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has insurance and asset management joint ventures in Chinese Mainland with CITIC Group and an asset management joint venture in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful insurance joint venture in Malaysia. For the Group's joint ventures that are accounted for using the equity method, the net-of-tax results of these operations are included in the Group's profit before tax.

The Group's associates, which are also accounted for using the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank).

In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a FVTPL basis. The aggregate fair value of associates accounted for at FVTPL, where there are published price quotations, is approximately $0.5 billion at 31 December 2023 (31 December 2022: $0.3 billion).

For joint ventures and associates accounted for using the equity method, the 12 months financial information of these investments for the years ended 31 December 2023 and 2022 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profit for shareholder-backed business (including short-term fluctuations in investment returns), net of related tax, in joint ventures and associates that are equity accounted for as shown in the Consolidated income statement, is allocated across segments as follows:

	2023 $m	2022 $m
CPL	**(577)**	(345)
Malaysia	**18**	16
Growth markets and other [note]	**310**	100
Insurance operations	**(249)**	(229)
Eastspring	**158**	144
Total segment and Group total	**(91)**	(85)

Note
For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes a credit of $191 million (2022: $72 million credit) of taxes for all life joint ventures and associates.

There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group's presentational currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group's interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.

CITIC-Prudential Life Insurance Company (CPL)
CPL is the Group's joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for CPL, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity's financial statements prepared in accordance with Group's IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position:	31 Dec 2023 $m	31 Dec 2022 $m
Total assets	**33,271**	29,914
Total liabilities (including non-controlling interest)	**32,005**	27,734
Shareholders' equity	**1,266**	2,180
The above amounts of assets and liabilities include the following*:		
Cash and cash equivalents	**868**	561
Financial liabilities (excluding trade and other payables and provisions)	**1,198**	985

* The Group's 50 per cent share of CPL's insurance and reinsurance contract balances are shown in note C3.3(c).

Income statement:	2023 $m	2022 $m
Revenue	**1,676**	1,023
Loss for the year after tax	**(733)**	(550)
The above loss for the year includes the following:		
Depreciation and amortisation	**(39)**	(43)
Interest income	**543**	569
Interest expense	**(2)**	(3)
Income tax credit	**422**	140

The summarised financial information above is reconciled to the carrying amount of the Group's interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2023 $m	31 Dec 2022 $m
Net assets of CITIC-Prudential Life as shown above	**1,266**	2,180
Proportion owned by the joint venture partner (50%)	**633**	1,090
Carrying amount of the Group's interest in the joint venture (50%)	**633**	1,090

The Group has received $88 million of dividends from CPL in 2023 (2022: nil). In December 2023, the Group announced a planned capital injection into CPL of $176 million as discussed in note D3.

At 31 December 2023, the Group's investments in joint ventures and associates accounted for using the equity method are $1,940 million (31 December 2022: $2,259 million), out of which $633 million (31 December 2022: $1,090 million) relates to the Group's interest in CPL as discussed above. The aggregate carrying amount of the Group's investments in the other joint ventures and associates accounted for using the equity method is $1,307 million (31 December 2022: $1,169 million).

Notes to the consolidated financial statements continued

D5.4 Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2023. The Group also operates through branches, none of which are significant.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS Standards. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group consolidated financial statements. The Group's consolidation policy is described in note D5.1.

Simplified corporate structure as at 31 December 2023


Prudential plc
Prudential Corporation Asia Limited
Prudential Group Holdings Limited and subsidiaries
CITIC-Prudential Life Insurance Company Limited (CPL)*
Prudential Hong Kong Limited
Prudential General Insurance Hong Kong Limited
PT Prudential Life Assurance†
PT Prudential Sharia Life Assurance†
(Indonesia)
Prudential Assurance Malaysia Berhad†
Prudential BSN Takaful Berhad†
Prudential Assurance Company Singapore (Pte) Limited†
Eastspring Investments Group Pte. Ltd.†
and subsidiaries
Growth markets and other entities†
(including Africa, Cambodia, India, Laos, Myanmar, the Philippines, Taiwan, Thailand, Vietnam)
Prudential International Treasury Limited
Prudential Funding (Asia) plc‡

* CPL is a joint venture with CITIC, a leading state owned conglomerate in the Chinese Mainland.
† Indirectly held by Prudential Corporation Asia Limited.
‡ The company was incorporated in February 2023 and a 100 per cent subsidiary of Prudential Corporation Asia Limited.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
MI	Membership Interest
MI - WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in the Chinese Mainland
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in the Chinese Mainland
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address
Aberdeen Cash Creation Fund	U	26.87%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	35.13%	21 Church Street, #01-01, Capital Square Two, Singapore 049480
Aberdeen Standard Singapore Equity Fund	U	61.88%	
AC Financial Partners Limited Partnership	PI	100.00%	Citypoint, 65 Haymarket Terrace, Edinburgh, EH12 5HD
Alternatives North America, Ltd.	U	100.00%	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
BOCHK Aggressive Growth Fund	U	46.52%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	40.43%	
BOCHK China Equity Fund	U	52.42%	
BOCHK Conservative Growth Fund	U	42.17%	
BOCHK US Dollar Money Market Fund	U	37.11%	
BOCI-Prudential Asset Management Limited	OS	36.00%	
BOCI-Prudential Trustee Limited	OS	36.00%	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
BSP Debt Fund V Unlevered (Non-US) L.P.	U	53.00%	C/o Benefit Street Partners LLC, New York, New York 10019
Cathay High Yield ex China Cash pay 1-5 Year 2% Issuer Capped ETF	U	46.49%	6th Floor, No.39, Sec.2, Dunhua South. Rd., Taipei, Taiwan
CITIC-CP Asset Management Co., Ltd.	MI - JV	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
CITIC-Prudential Fund Management Company Limited	MI - JV	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI - JV	50.00%	Room 1101-A, 1201, 1301, 1401, 1501, 1601, 1701, 1801, Unit 01, Building 1, No. B2, North Road of East Third Ring Road, Chaoyang District, Beijing, PRC,100027, China
Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Asia Pacific High Yield Equity Fund	U	39.60%	4th Floor, No.1, Songzhi Rd., Xinyi Dist., Taipei, Taiwan
Eastspring Asset Management (Thailand) Co., Ltd.	OS	59.50%	944 Mitrtown Office Tower, 9th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok 10330, Thailand
Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	22F (Seoul International Finance Center, Yeouido dong), 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul 07326, Republic of Korea
Eastspring Investment Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments - Asia ESG Bond Fund	U	94.82 %	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments – Asia Opportunities Equity Fund	U	100.00 %	
Eastspring Investments - Asia Pacific Equity Fund	U	95.55 %	
Eastspring Investments - Asia Real Estate Multi Asset Income Fund	U	35.06 %	
Eastspring Investments - Asian Bond Fund	U	89.85 %	
Eastspring Investments - Asian Dynamic Fund	U	95.21 %	
Eastspring Investments - Asian Equity Fund	U	98.94 %	
Eastspring Investments - Asian Equity Income Fund	U	88.46 %	
Eastspring Investments - Asian High Yield Bond Fund	U	67.15 %	
Eastspring Investments - Asian Investment Grade Bond Fund	U	88.64 %	
EastSpring Investments - Asian Local Bond Fund	U	83.45 %	

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments - Asian Low Volatility Equity Fund	U	91.60 %	
Eastspring Investments - Asian Multi Factor Equity Fund	U	95.20 %	
Eastspring Investments - China A Shares Growth Fund	U	79.87 %	
Eastspring Investments - Dragon Peacock Fund	U	97.09 %	
Eastspring Investments - European Investment Grade Bond Fund	U	99.88 %	
Eastspring Investments - Global Emerging Markets Bond Fund	U	98.06 %	
Eastspring Investments - Global Emerging Markets Dynamic Fund	U	38.21 %	
Eastspring Investments - Global Emerging Markets ex-China Dynamic Fund	U	100.00 %	
Eastspring Investments - Global Emerging Markets Fundamental Value Fund	U	100.00 %	
Eastspring Investments - Global Equity Navigator Fund	U	97.86 %	
Eastspring Investments - Global Growth Equity Fund	U	42.30 %	
Eastspring Investments - Global Low Volatility Equity Fund	U	98.48 %	
Eastspring Investments - Global Market Navigator Fund	U	99.60 %	
Eastspring Investments - Global Multi Asset Income Plus Growth Fund	U	100.00 %	
Eastspring Investments - Global Technology Fund	U	84.16 %	
Eastspring Investments - Greater China Equity Fund	U	89.88 %	
Eastspring Investments - India Equity Fund	U	58.85 %	
Eastspring Investments - Japan Sustainable Value Fund	U	86.85 %	
Eastspring Investments - Pan European Fund	U	66.59 %	
Eastspring Investments - US Corporate Bond Fund	U	68.69 %	
Eastspring Investments - US High Investment Grade Bond Fund	U	85.91 %	
Eastspring Investments - US High Yield Bond Fund	U	54.03 %	
Eastspring Investments - US Investment Grade Bond Fund	U	58.61 %	
Eastspring Investments - World Value Equity Fund	U	93.68 %	
Eastspring Investments (Hong Kong) Limited	OS	100.00 %	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00 %	26, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments Asia Pacific ex-Japan Target Return Fund	U	78.56 %	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Berhad	OS	100.00 %	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Investments Equity Income Fund	U	43.13 %	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Fund Management Limited Liability Company	MI	100.00 %	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments Global Oncology Securities Baby Investment Trust (H)	U	72.72 %	22nd Floor One IFC, 10 Gukjegeumyung-ro, Youngdungpo-gu, Seoul 07326, Korea
Eastspring Investments Global Oncology Securities Baby Investment Trust (UH)	U	92.43 %	
Eastspring Investments Global Oncology Securities Baby Investment Trust (USD)	U	96.00 %	
Eastspring Investments Group Pte. Ltd.	OS	100.00 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Growth Fund	U	40.96 %	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Incorporated	OS	100.00 %	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware, 19904, United States
Eastspring Investments India Consumer Equity Open Limited	OS	100.00 %	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Equity Open Limited	OS	100.00 %	
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00 %	
Eastspring Investments Limited	OS	100.00 %	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan
Eastspring Investments MY Focus Fund	U	31.20 %	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Private Fixed Income Fund Number 1	U	66.94 %	Units 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, Shanghai, China, 200120
Eastspring Investments Services Pte. Ltd.	OS	100.00 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments SICAV-FIS - Alternative Investment Fund	U	100.00 %	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Unit Trusts - Dragon Peacock Fund ID	U	97.79 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983
Eastspring Investments Unit Trusts - Singapore ASEAN Equity Fund	U	98.85 %	
Eastspring Investments Unit Trusts - Singapore Select Bond Fund	U	64.89 %	
Eastspring Investments Vietnam Navigator Fund	U	77.52 %	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI - WFOE	100.00 %	Unit 306-308, 3rd Floor, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Private Equity Fund 2	U	100.00 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54 %	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan
Eastspring Singapore Alternatives VCC	U	100.00 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Syariah Equity Islamic Asia Pacific USD Kelas B	U	86.25 %	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Eastspring Syariah Fixed Income USD Kelas A	U	63.13 %	
First Sentier Global Property Securities Fund	U	74.35 %	38 Beach Road, #06-11 South Beach Tower, Singapore 189767
FSITC GLOBAL TRENDS FUND	U	24.31 %	1st Floor, No.6, Sec. 3 ,Minquan West Rd, Taipei
FSSA China Focus Fund	U	65.21 %	70 Sir John Rogerson's Quay, Dublin 2, D02 R296 Ireland
Fubon 1-5 Years US High Yield Bond Ex China	U	42.48 %	8th Floor, No.108, Sec.1, Dunhua South. Rd., Taipei, Taiwan
Fubon Global Investment Grade Bond Fund	U	57.59 %	
Fuh Hwa 1-5 Yr High Yield ETF	U	44.38 %	8th & 9th Floor, No.308, Sec. 2, Bade Rd., Da-an District
Furnival Insurance Company PCC Limited	OS	100.00 %	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GIS Total Return Bond Fund	U	25.22 %	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland
GS Twenty Two Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
HSBC Senior Global Infrastructure Debt Fund	U	100.00 %	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	49.00 %	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	22.05 %	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	22.05 %	
ICICI Prudential Trust Limited	OS	49.00 %	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
India Innovation High Growth EQ QII	U	100.00 %	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Invesco Fixed Maturity Selective Emerging Market Bonds 2024	U	98.42 %	8th Floor, No 122, Tung Hua N. Rd. Taipei, Taiwan
Invesco Select 6 Year Maturity Global Bond Fund	U	98.69 %	
iShares Global High Yield Corp Bond UCITS ETF	U	55.25 %	200 Capital Dock, 79 Sir John Rogerson's Quay, Dublin 2, Ireland
iShares MSCI Asia ex Japan Climate Action ETF	U	73.52 %	20 Anson Road, #18-01 Twenty Anson, Singapore 079912
JPMorgan Investment Funds - Japan Sustainable Equity Fund	U	62.01 %	6 route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
KKP ACTIVE EQUITY FUND	U	31.54 %	209 KKP Tower A, 17 Fl., Sukhumvit 21 (Asoke), Khlong Toey Nua, Wattana, Bangkok 10110 Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	28.12 %	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330 Thailand
Lasalle Property Securities SICAV-FIS	U	100.00 %	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property TS Trust	U	100.00 %	138 Market Street, CapitaGreen #35-01, Singapore 048946
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00 %	
Manulife Asia Pacific Bond Fund	U	82.22 %	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife AUD Income Bond Fund-A(CNY-H)	U	30.73 %	
Manulife China Offshore Bond Fund	U	32.48 %	
Manulife Taiwan Dynamic Fund	U	26.11 %	

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	98.98%	101 Tower, 30th Floor, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan
Nomura Six Years Fixed Maturity Emerging Market Bond Fund	U	40.50%	
Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	98.40%	
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co., Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
PineBridge US Dual Core Income Fund	U	27.97%	10th Floor, No. 144, Sec. 2, Minquan East Rd, Taipei
PLUK Agents Savings Fund	U	100.00%	8th Floor, 8 Rockwell, Rockwell Drive, Rockwell Center, Makati City
Principal Global Silver Age Fund	U	31.05%	44, 16th Floor, CIMB Thai Bank, Lungsuan Road, Lumpini, Bangkok 10330, Thailand
Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Pru Life UK Asset Management and Trust Corporation	OS	100.00%	
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	VTrust Tower, Unit A B &C, 3rd Floor, Tchecoslova Blvd (Street 169), Sangkat Veal Vong, Khan 7 Makara, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%	
Prudential Africa Services Limited	OS	100.00%	3rd Floor, One Africa Place, LR. No. 1870/X/45, P.O. Box 25093-00100, Westlands, Nairobi, Kenya
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad*	OS	51.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	9th Floor Zebra Plaza, Plot 23 Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential BeGeneral Insurance Côte d'Ivoire S.A.	OS	51.00%	Abidjan Plateau, Avenue Noguès, Immeuble Woodin Center, 1er étage, 01 P.O. BOX 5173, Abidjan 01, Côte d'Ivoire
Prudential Belife Insurance Côte d'Ivoire S.A.	OS	51.00%	
Prudential Beneficial General Insurance Cameroon S.A.	OS	50.71%	1944, Boulevard de la République Douala-Akwa, P.O. BOX 2328, Douala, Cameroon
Prudential Beneficial Life Insurance Cameroon S.A.	OS	51.00%	
Prudential Beneficial Life Insurance Togo S.A.	OS	50.99%	2963 Rue de la Chance Agbalepedogan, P.O. Box 1115, Lome, Togo
Prudential BSN Takaful Berhad †	OS	49.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Financial Advisers Singapore Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Financial Partners (Asia) Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Financial Partners HK Limited	OS	100.00 %	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Funding (Asia) PLC	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential General Insurance Hong Kong Limited	OS	100.00 %	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Secretarial Services HK Limited	OS	100.00 %	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Holdings Limited	OS	100.00 %	4th Floor, Saltire Court, 20, Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00 %	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00 %	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Investment Management Private Limited	OS	100.00 %	7 Straits View #07-01, Marina One East Tower, Singapore 018936, Singapore
Prudential IP Services Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Life Assurance (Lao) Company Limited	OS	100.00 %	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93 %	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00 %	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, P.O. Box 25093-00603, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00 %	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Life Insurance Ghana Limited	OS	100.00 %	H/NO. 35, Opp. Hobats Clinic, North Street, Tesano, Accra, Accra Metropolitan, Greater Accra, P.O. Box AN 10476, Ghana
Prudential Life Vault Limited	OS	100.00 %	48 Awolowo Road, South-West Ikoyi, Lagos, Nigeria
Prudential Mauritius Holdings Limited	OS	100.00 %	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Prudential Myanmar Life Insurance Limited	OS	100.00 %	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00 %	Prudential Pensions Management Zambia Limited Support Office, Plot F/377/9/H/3, Kabulonga Road, Kabulonga, Lusaka
Prudential Services Asia Sdn. Bhd.	OS	100.00 %	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	100.00 %	
Prudential Services Limited	OS	100.00 %	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Services Philippines Corporation	OS	100.00 %	19th Floor Uptown Place Tower I East, 11th Drive Uptown Bonifacio Fort Bonifacio Bonifacio Global City, Taguig City, Fourth District, National Capital Region (NCR), 1630, Philippines
Prudential Services Singapore Pte. Ltd.	OS	100.00 %	7 Straits View, #06-01 Marina One East Tower, Singapore 018936
Prudential Singapore Holdings Pte. Limited	PS	100.00 %	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
	OS	100.00 %	
Prudential Technology and Services India Private Limited	OS	100.00 %	CoWrks NXT, EPIP Industrial Area, Whitefield Road, K.R Puram, Near SAP Labs, Hubli, Bangalore, Karnataka, 560066, India
Prudential Vietnam Assurance Private Limited	OS	100.00 %	25th Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential Wealth Holdings Company Pte. Ltd.	OS	100.00 %	7 Straits View #07-01, Marina One East Tower, Singapore 018936, Singapore
Prudential Wealth Management Singapore Pte. Ltd.	OS	100.00 %	8 Marina View #15-06A, Asia Square Tower 1, Singapore 018960, Singapore

Notes to the consolidated financial statements continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Zenith Life Insurance Limited	OS	51.00 %	13th Floor, Civic Towers, Ozumba Mbadiwe Avenue, Victoria Island, Lagos State, Lagos, Nigeria
PRUInvest PH Equity Index Tracker Fund	U	99.61 %	8th Floor, 8 Rockwell, Rockwell Drive, Rockwell Center, Makati City
PruInvest PHP Balanced Allocation Fund	U	72.30 %	
PruInvest PHP Dynamic Equity Fund	U	52.45 %	
PruInvest PHP Intermediate Term Bond Fund	U	82.73 %	
PRUInvest PHP Liquid Fund	U	100.00 %	
PruInvest USD Global Market Balanced Fund of Funds	U	20.43 %	
PruInvest USD High Yield Asian Bond Feeder Fund	U	65.19 %	
PruInvest USD Intermediate Term Bond Fund	U	93.17 %	
PruInvest USD Liquid Fund	U	56.46 %	
PT Prudential Sharia Life Assurance ǂ	OS	94.62 %	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	99.95 %	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
PT. Prudential Life Assurance	OS	94.62 %	Prudential Tower, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00 %	7 Straits View, #06-01 Marina One East Tower, Singapore 018936
Pulse Wealth Limited	OS	100.00 %	Suite 3703-04, 37/F, Tower 6, The Gateway, Harbour City, 9 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
Reksa Dana Eastspring IDR Fixed Income Fund	U	97.72 %	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	70.16 %	
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	98.57 %	
Reksa Dana Syariah Penyertaan Terbatas Bahana Syariah Bumn Fund IV	U	99.01 %	Graha CIMB Niaga 21st Floor. Jl Jend Sudirman Kav 58, Jakarta - 12190, Indonesia.
Rhodium Investment Funds - Singapore Bond Fund	U	99.93 %	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983
Rhodium Passive Long Dated Bond Fund	U	99.92 %	
Robeco QI European Active Index Equities	U	92.86 %	6, route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
Schroder Asian Investment Grade Credit	U	31.68 %	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	77.62 %	
Schroder Multi-Asset Revolution	U	51.13 %	
Schroder US Dollar Money Fund	U	27.98 %	9th floor, no. 108, section 5, xinyi road, Taipei
Scotts Spazio Pte. Ltd.	OS	45.00 %	316 Tanglin Road, #01-01,Singapore, 247978
Shenzhen Prudential Technology Limited	MI - WFOE	100.00 %	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen 518054, China
Sri Han Suria Sdn. Bhd.	OS	51.00 %	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00 %	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand

Name of entity	Classes of shares held	Proportion held	Registered office address
Templeton Asian Growth Fund	U	32.88%	8A, rue Albert Borschette, L-1246 Luxembourg
Threadneedle (Lux) – Global Emerging Market Equities	U	65.59%	44 Rue de la vallée, 2661 Luxembourg
United Global Innovation Fund	U	24.24%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United Global Quality Equity Fund – MYR hedged Class	U	27.57%	Jln Raja Laut, City Centre, 50100 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur
UOB Smart Global Healthcare Fund	U	45.27%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
UOB Smart Japan Small and Mid Cap Fund	U	35.67%	
UOB Smart Millennium Growth Fund	U	38.84%	
USD Investment Grade Infrastructure Debt Fund SCSp	U	21.90%	35a, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg

* Prudential Assurance Malaysia Berhad is consolidated at 100 per cent in the Group's consolidated financial statements reflecting the economic interest to the Group.

† Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 31 December 2016 and of 49 per cent for new business sold subsequent to this date.

‡ The holding of 94.62 per cent for PT. Prudential Life Assurance represents the proportion held in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue.

The below table lists the issued share capital of the subsidiaries of the Group which, in the opinion of the Directors, principally affect the results or assets of the Group:

Name of entity	Issued and fully paid up share / registered capital
Prudential Assurance Company Singapore (Pte) Limited	526,557,000 ordinary shares of SG$1 each
PT. Prudential Life Assurance	105,500 ordinary shares and 6,000 preference shares of RP 1,000,000 each
Prudential Hong Kong Limited	3,641,479,873 ordinary shares of HK$1 each
Prudential Assurance Malaysia Berhad	100,000,000 ordinary shares of RM 1 each

Statement of financial position of the parent company

	Note	31 Dec 2023 $m	31 Dec 2022 $m
Fixed assets			
Investments in subsidiary undertakings	5	**13,786**	13,178
Current assets			
Amounts owed by subsidiary undertakings		**7,267**	7,501
Other investments: equity securities – fair value through other comprehensive income	6	**–**	266
Cash at bank and in hand		**21**	45
		7,288	7,812
Liabilities: amounts falling due within one year			
Subordinated liabilities	7	**–**	(21)
Debenture loans	7	**–**	(361)
Commercial paper	7	**–**	(501)
Amounts owed to subsidiary undertakings		**(866)**	(614)
Tax payable		**(7)**	(9)
Accruals and deferred income		**(7)**	(63)
		(880)	(1,569)
Net current assets		**6,408**	6,243
Total assets less current liabilities		**20,194**	19,421
Liabilities: amounts falling due after more than one year	7		
Subordinated liabilities		**–**	(2,265)
Debenture loans		**–**	(1,614)
Amounts owed to subsidiary undertakings	7	**(3,610)**	–
		(3,610)	(3,879)
Total net assets		**16,584**	15,542
Capital and reserves	8		
Share capital		**183**	182
Share premium		**5,009**	5,006
Profit and loss account		**11,392**	10,354
Shareholders' funds		**16,584**	15,542

	2023 $m	2022 $m
Profit for the year	**1,525**	455

The financial statements of the parent company on pages 322 to 328 were approved by the Board of Directors on 19 March 2024 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Statement of changes in equity of the parent company

	Share capital $m	Share premium $m	Profit and loss account $m	Shareholders' funds $m
Balance at 1 Jan 2022	182	5,010	10,458	15,650
Profit for the year	–	–	455	455
Valuation movements on Jackson equity securities measured at fair value through other comprehensive income	–	–	(125)	(125)
Total comprehensive income for the year	–	–	330	330
Transactions with owners, recorded directly in equity				
New share capital subscribed	–	(4)	–	(4)
Share based payment transactions	–	–	40	40
Dividends	–	–	(474)	(474)
Total distributions to owners	–	(4)	(434)	(438)
Balance at 31 Dec 2022 / 1 Jan 2023	**182**	**5,006**	**10,354**	**15,542**
Profit for the year	**–**	**–**	**1,525**	**1,525**
Valuation movements on Jackson equity securities measured at fair value through other comprehensive income	**–**	**–**	**8**	**8**
Total comprehensive income for the year	**–**	**–**	**1,533**	**1,533**
Transactions with owners, recorded directly in equity				
New share capital subscribed	**1**	**3**	**–**	**4**
Share based payment transactions	**–**	**–**	**38**	**38**
Dividends	**–**	**–**	**(533)**	**(533)**
Total distributions to owners	**1**	**3**	**(495)**	**(491)**
Balance at 31 Dec 2023	**183**	**5,009**	**11,392**	**16,584**

Notes to the parent company financial statements

1 Nature of operations

Prudential plc ('the Company') together with its subsidiaries (collectively, the 'Group' or 'Prudential') is an international financial services group. Prudential plc provides life and health insurance and asset management services in Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions.

2 Basis of preparation

The financial statements of the Company, which comprise the statement of financial position, statement of changes in equity and related notes, are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework ('FRS 101') and Part 15 of the Companies Act 2006.

In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in accordance with international accounting standards adopted for use in the UK but makes amendments where necessary, in order to comply with the Companies Act 2006, and has set out below where advantages of the FRS 101 disclosure exemptions have been taken. The Company has also taken the advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

- A cash flow statement and related notes;
- Disclosures in respect of transactions with wholly-owned subsidiaries within the Group;
- Disclosure in respect of capital management; and
- The effects of new but not yet effective IFRS.

As the consolidated financial statements of the Group include the equivalent disclosures, the Company has also applied the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 'Share-based Payment' in respect of Group-settled share-based payments;
- Disclosure required by IFRS 7 'Financial Instruments: Disclosures' and the consequential amendments to IFRS 7 related to IFRS 9, and IFRS 13 'Fair Value Measurement'; and
- IFRS 15 'Revenue from Contracts with Customers' in respect of revenue recognition.

The accounting policies set out in note 3 below have been applied consistently to both years presented in these financial statements.

The Company and the Group manage cash resources, remittances and financing primarily in US dollars. Accordingly, the functional and presentational currency of the Company is US dollars.

On the basis of the assessment of going concern for the Company and the Group as set out in note A1 to the Group IFRS consolidated financial statements, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2023.

3 Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less impairment. Investments are assessed for indicators of impairment, and if any are identified, any impairment is assessed by comparing the net assets and value in use of the subsidiary undertakings with the carrying value of the investments.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost less expected credit losses, which are determined using the expected credit loss approach under IFRS 9.

Financial instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as FVTPL, all financial assets and liabilities of the Company are held at amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company's loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of defaults on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loans either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date the expected credit loss has been determined with reference to the historic experience of loans with equivalent credit characteristics.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity or, for subordinated debt, over the expected life of the instrument.

Dividends
Interim dividends are recorded in the period in which they are paid.

Foreign currency translation
Transactions not denominated in the Company's functional currency, US dollars, are initially recorded at the rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company's functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Tax
Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. Current tax recoverable (payable) recognised in the balance sheet is measured at the amount expected to be either recovered from (paid to) relevant tax authorities or Group undertakings in relation to the surrender (claim) of tax losses.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12 'Income Taxes'. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The Company has applied the mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 31 December 2023 as required by the amendments to IAS 12 'International Tax Reform – Pillar Two Model Rules' referred to in note A2.2 to the Group IFRS consolidated financial statements.

Share-based payments
The Group offers share award and option plans for certain key employees and a Save As You Earn ('SAYE') plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

Under IFRS 2 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. Cash receipts from business units in respect of newly issued share schemes are treated as returns of capital within investments in subsidiaries.

Significant accounting judgement - valuation of debt transfer

The fair value of the external debt transferred from the Company to Prudential Funding (Asia) plc in March 2023 was determined by reference to the externally observable prices of these quoted instruments.

The intercompany liability due to Prudential Funding (Asia) plc as consideration for the transfer of the external debt liabilities are for the same principal amounts and have identical terms to the external debt, with the exception of an additional margin on the interest rate. It is judged that the most appropriate measure of the fair value of these intercompany items is the fair value of the external debt instruments with an adjustment for the fair value of the additional interest margin, which increased the fair value of the liability by $17 million on initial recognition.

4 Reconciliation from the FRS 101 parent company results to the Group IFRS results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and international financial reporting standards adopted for use in the UK.

The tables below provide a reconciliation between the FRS 101 parent company results and the Group IFRS results.

	2023 $m	2022 $m
Profit after tax		
Profit for the financial year of the Company in accordance with FRS 101 note (i)	**1,525**	455
Accounting difference note (ii)	**(65)**	108
Share in the IFRS result of the Group, net of distributions to the Company note (iii)	**241**	(1,570)
Profit (loss) after tax of the Group attributable to equity holders in accordance with IFRS note (iv)	**1,701**	(1,007)

	31 Dec 2023 $m	31 Dec 2022* $m
Shareholders' equity		
Shareholders' funds of the Company in accordance with FRS 101	**16,584**	15,542
Accounting policy difference note (ii)	**–**	66
Share in the IFRS net equity of the Group note(iii)	**1,239**	1,123
Shareholders' equity of the Group in accordance with IFRS	**17,823**	16,731

* The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1 to the Group IFRS consolidated financial statements. Accordingly, the comparative results have been re-presented from those previously published.

Notes
(i) The Company's profit for the financial year includes distributions to the Company from subsidiaries.
(ii) In the current year, accounting difference represents the difference in accounting for expected credit losses on loan assets. In the prior year, differences also arose from that effect, together with the difference in treatment of realised gains and losses on investments classified as fair value through other comprehensive income, as the Company applied IFRS 9 in 2022 which the Group adopted, without retrospective application, in 2023.
(iii) The share in the IFRS result of the Group line represents the parent company's interest in the earnings of its subsidiaries, joint ventures and associates. The share in the IFRS net equity line represents the parent company's interest in the net assets of its subsidiaries, joint ventures and associates. The movement compared with the prior year reflects movements in the results of the Group relative to the result of the Company.
(iv) The profit for the year of the Company in accordance with IFRS includes dividends received from subsidiary undertakings of $1,277 million for the year ended 31 December 2023 (2022: $708 million).

5 Investments in subsidiary undertakings

	2023 $m	2022 $m
At 1 Jan	**13,178**	13,114
Capital injections note (i)	**606**	62
Other note (ii)	**2**	2
At 31 Dec	**13,786**	13,178

Notes
(i) In March 2023 the company subscribed to $17m in equity in Prudential Corporation Asia Limited, an immediate subsidiary, as part of the transfer of debt to subsidiary company Prudential Funding (Asia) Limited, In June 2023 the company subscribed to $400m of equity in Prudential Corporation Asia Limited as part of the capitalisation of Group company Prudential Funding (Asia) Limited, and in September 2023, intercompany loans of $189 million owed to the Company were settled in exchange for the issue of equity instruments from Prudential Corporation Asia Limited.
(ii) Other includes net amounts in respect of share-based payments settled by the Company for employees of its subsidiary undertakings.

Investments in subsidiaries held at 31 December 2023 have been assessed for indicators of impairment and none were identified.

Subsidiary undertakings of the Company at 31 December 2023 are listed in note D5.4 of the Group IFRS consolidated financial statements.

6 Equity securities – fair value through other comprehensive income

The Company made the election to measure its interest in equity securities in Jackson at FVOCI, which were disposed of entirely in 2023.

The fair value of the Company's holding in the equity securities of Jackson Financial Inc. was determined by the use of current market bid prices and is categorised as Level 1: Quoted prices (unadjusted in active markets) of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy.

A gain of $8 million (2022: a loss of $(125) million) has been recognised in other comprehensive income for the year in respect of these instruments.

7 Borrowings

	Core structural borrowings		Other borrowings		Total	
	31 Dec 2023 $m	31 Dec 2022 $m	**31 Dec 2023 $m**	31 Dec 2022 $m	**31 Dec 2023 $m**	31 Dec 2022 $m
Core structural borrowings note (i)						
Subordinated liabilities note (ii)	**–**	2,286	**–**	–	**–**	2,286
Debenture loans	**–**	1,975	**–**	–	**–**	1,975
	–	4,261	**–**	–	**–**	4,261
Commercial paper note (iii)	**–**	–	**–**	501	**–**	501
Total borrowings note (iv)	**–**	4,261	**–**	501	**–**	4,762
Borrowings are repayable as follows:						
Within 1 year	**–**	382	**–**	501	**–**	883
After 5 years	**–**	3,879	**–**	–	**–**	3,879
	–	4,261	**–**	501	**–**	4,762

Notes

(i) Further details on the core structural borrowings of the Company are provided in note C5.1 of the Group IFRS consolidated financial statements.
(ii) The interests of the holders of the subordinated liabilities are subordinate to the entitlements of other creditors of the Company.
(iii) These borrowings support a short-term fixed income securities programme.
(iv) Borrowings are classified in line with contractual maturity dates unless the Company has established its intention to redeem at an earlier date
(v) On 2 March 2023 the Company transferred certain external debt instrument liabilities to Prudential Funding (Asia) plc. In consideration for this transfer the Company entered into intercompany debt payable arrangements with Prudential Financial Partners (Asia) plc, which matched the terms and value of the external debt liability instruments, with an additional margin on the interest rate in excess of the interest payable on the debt liability instruments. These intercompany payable instruments were measured at fair value on initial recognition, which totalled $3,605 million, including accrued interest. The difference between the fair value of the intercompany payables and the previously recognised carrying value of the external debt instruments of $370 million was recognised as a gain in the Company's income statement. The fair value of these instruments was established by reference to the observable market value of the external debt liability instruments transferred on the same day, with an adjustment for the additional interest margin. These intercompany payable instruments are subsequently measured at amortised cost, applying the effective interest rate method, to amortise the difference between the value initial recognised and redemption value of the assets. At 31 December 2023, $3,610m of amounts owed to subsidiary undertakings were due to Prudential Funding (Asia) Limited and due after more than one year in line with the terms of the external debt.

8 Capital and reserves

Share capital and share premium

A summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2023 is set out in note C8 to the Group IFRS consolidated financial statements.

Retained profit of the Company

Retained profit at 31 December 2023 amounted to $11,392 million (31 December 2022: $10,354 million). The retained profit includes distributable reserves of $5,640 million (31 December 2022: $4,639 million) and non-distributable reserves of $5,752 million (31 December 2022: $5,715 million). The non-distributable reserves of the Company relate to gains on intra-group transactions, in which qualifying consideration was not received, and share-based payment reserves.

Under UK company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose and if the amount of its net assets is greater than the aggregate of its called-up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

The retained profit of the Company is substantially generated from dividend income received from subsidiaries. The Group segmental analysis illustrates the generation of profit across the Group (see note B1.1 to the Group IFRS consolidated financial statements). The Group and its subsidiaries are subject to local regulatory minimum capital requirements, as set out in note C9 of the Group IFRS consolidated financial statements. A number of the principal risks set out in the Risk review report could impact the generation of profit in the Group's subsidiaries in the future and hence impact their ability to pay dividends in the future.

In determining the dividend payment in any year, the Directors follow the Group dividend policy described in the Financial review section of this Annual Report. The Directors consider the Company's ability to pay current and future dividends twice a year by reference to the Company's business plan and certain stressed scenarios.

9 Other information

(a) Information on key management remuneration is given in note B2.3 to the Group IFRS consolidated financial statements. Additional information on directors' remuneration is given in the Directors' remuneration report section of this Annual Report.

(b) Information on transactions of the Directors with the Group is given in note D3 to the Group IFRS consolidated financial statements.

(c) The Company employs no staff.

(d) Fees payable to the Company's auditor for the audit of the Company's annual accounts were $0.1 million (2022: $0.1 million) and for other services were $0.1 million (2022: $0.1 million).

(e) In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

10 Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2023, which was approved by the Board of Directors after 31 December 2023, is described in note B5 of the Group IFRS consolidated financial statements.

Share repurchase programme to neutralise 2023 employee and agent share scheme issuance

On 16 January 2024, the Company announced that the share repurchase programme in respect of 3,851,376 ordinary shares that it announced on 5 January 2024 and commenced on 8 January has been completed. The purpose of the share repurchase programme was to offset dilution from the vesting of awards under employee and agent share schemes during 2023. The Company has repurchased 3,851,376 ordinary shares in aggregate (representing 0.14 per cent of the total number of ordinary shares in issue announced on 29 December 2023) at a volume weighted average price of £8.2676 per ordinary share for a total consideration of approximately £31,841,826.52.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the parent company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable, relevant, reliable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards;
- for the parent company financial statements, state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;
- assess the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report, Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

The directors of Prudential plc, whose names and positions are set out on pages 155 to 160 confirm that to the best of their knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole;
- the strategic report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and
- the annual report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Independent Auditor's Report to the members of Prudential plc

Opinion

In our opinion:

- Prudential plc's group financial statements and parent company financial statements (the "financial statements") give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2023 and of the group's profit for the year then ended;
- the group financial statements have been properly prepared in accordance with UK-adopted International Accounting Standards;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Prudential plc (the 'Parent Company') and its subsidiaries (the 'Group') for the year ended 31 December 2023 which comprise:

Group	Parent company
Consolidated statement of financial position as at 31 December 2023	Statement of financial position as at 31 December 2023
Consolidated income statement for the year then ended	Statement of changes in equity for the year then ended
Consolidated statement of comprehensive income for the year then ended	Related notes 1 to 10 to the financial statements including material accounting policy information.
Consolidated statement of changes in equity for the year then ended	
Consolidated statement of cash flows for the year then ended	
Related notes A1 to D5 to the financial statements, including material accounting policy information and the information marked 'audited' in the Risk Review section of the annual report	

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and UK-adopted International Accounting Standards. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the group and parent in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the group or the parent company and we remain independent of the group and the parent company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. In evaluating the directors' assessment of the Group and Parent Company's ability to continue to adopt the going concern basis of accounting we:

- confirmed our understanding of management's going concern assessment process and obtained management's assessment which covers the period to 31 March 2025;
- assessed management's evaluation of the liquidity and solvency position of the Group by reviewing base case and stressed liquidity and solvency projections through the going concern period;
- evaluated management's forecast analysis to understand the severity of the downside scenarios that would be required to occur to result in the elimination of solvency and / or liquidity headroom and considered the actions available to management in such scenarios;
- performed enquiries of management and those charged with governance to identify risks or events that may impact the Group's ability to continue as a going concern.
- assessed the appropriateness of the going concern disclosures by comparing the disclosures with management's assessment and considering their compliance with the relevant reporting requirements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group and parent company's ability to continue as a going concern for the period of to 31 March 2025, being at least one year from when the financial statements are authorised for issue.

In relation to the group and parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	– We performed an audit of the complete financial information of 6 components and audit procedures on specific balances for a further 4 components. – The components where we performed full or specific audit procedures accounted for 87% of Total equity, 78% of Profit before tax, 96% of Total assets and 99% of Best estimate insurance contract liabilities.
Key audit matters	– Actuarial assumptions – IFRS 17 fulfilment cashflows modelling – Revenue recognition in respect of release of contractual service margin – Transition to IFRS 17
Materiality	– Overall Group materiality of $170m which represents c1% of total equity.

An overview of the scope of the parent company and group audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each component within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We took into account the size, risk profile, the organisation of the Group and effectiveness of its control environment, changes in the business environment and other factors when assessing the level of work to be performed at each component.

In assessing the risk of material misstatement to the Group financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the financial statements, we performed an audit of the complete financial information of the principal life insurance companies in Hong Kong, Singapore, Malaysia, Indonesia and Vietnam and the CPL life insurance joint venture in China, ("full scope components"), which were selected based on their size or risk characteristics. For the life insurance companies in Taiwan and Thailand, the Eastspring asset management business and certain of the holding and service entities in the UK and Hong Kong ("specific scope components"), we performed audit procedures on specific accounts within the component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile.

We took a centralised approach to auditing certain processes and controls, as well as the substantive testing of specific account balances related to those processes. This included audits procedures over the Group's shared IT infrastructure and elements of the Group's IFRS 17 infrastructure that are managed and maintained centrally.

The reporting components where we performed audit procedures accounted for 87% of the Group's equity, 78% of the Group's Profit before tax, and 96% of the Group's Total assets. The table below shows the contribution of the full scope and specific components to these metrics, and to the Best estimate insurance contract liabilities and Release of CSM that are considered Key Audit Matters and described later in this report.

	2023				
	Total equity	Profit before tax	Total assets	Best estimate insurance contract liabilities (Note 4)	Release of CSM (Note 4)
Full scope	63%	95% (Note 1)	83%	90%	86%
Specific scope (Note 3)	24%	(17%) (Note 2)	13%	9%	8%
Full and specific scope coverage	87%	78%	96%	99%	94%
Remaining components (Note 5)	13%	22%	4%	1%	6%
Total reporting components	100%	100%	100%	100%	100%

(1) The profit before tax coverage of 95% represents five full scope components having a positive contribution of 111% offset by one full scope component having a negative contribution of 16%.
(2) The profit before tax coverage of (17%) includes central costs and interest on core structural borrowings which are audited by the primary team and have a contribution of (26%) and the life insurance and asset management specific scope components that have a contribution of 9%.
(3) The audit scope of the specific scope components may not have included testing of all significant accounts of the component but will have contributed to the coverage of significant accounts tested for the Group.
(4) The Group audit risks in respect of the calculation of the best estimate insurance contract liabilities and revenue recognition in respect of release of the contractual service margin were subject to full audit procedures at each of the full scope components and the specific scope life insurance components.
(5) Of the remaining components, none are individually greater than 4% of the Group's total equity. For these components, we performed other procedures at the Group level which included: performing analytical reviews at the Group financial statement line item level, testing entity level controls and testing of consolidation journals and intercompany eliminations to respond to any potential risks of material misstatement to the Group financial statements.

Involvement with component teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit engagement team, or by component auditors from other EY global network firms operating under our instruction. For the UK and Hong Kong holding and service companies and for the centralised processes and controls, audit procedures were performed directly by the primary audit team. For the full scope and remaining specific scope components, audit procedures were performed by component audit teams. Where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole.

The primary team were responsible for the scoping and direction of the audit process and interacted regularly with the component teams throughout the audit, including regular video conference meetings to provide updates on the Group, the audit approach and matters arising from the component audits.

The primary audit team followed a programme of planned visits that was designed to ensure that the Senior Statutory Auditor and/or other senior members of the primary team visited each component team and management of each component. During the current year's audit cycle, visits were undertaken by the primary audit team to all component locations listed above. These visits involved oversight of work undertaken at those locations, discussing the audit approach with the component team and any issues arising from their work, reviewing relevant audit working papers in key risk areas, meeting with local management, attending closing meetings and, for the largest four components, attending local Audit Committees.

The combination of these oversight procedures, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the Group financial statements.

Climate change

Stakeholders are increasingly interested in how climate change will impact Prudential plc. The Group has determined that the most significant future impacts from climate change will be from strategy implementation, financial resilience, insurance and product risks, operational resilience, data and model limitations and regulatory, legislative and disclosure expectations. These are explained in the required Task Force on Climate Related Financial Disclosures and on page 64 in the principal risks and uncertainties. The Group has also explained its climate commitments on page 100. All of these disclosures form part of the "Other information" rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

The Group has explained in note C6 Risk and sensitivity analysis how climate change has been reflected in the financial statements, and in particular that the application of three commonly used scenarios of plausible global responses to climate change do not indicate the need for explicit allowance for climate change within the current valuation of assets and liabilities.

Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on pages 119-120 and their assessment that there is no need for explicit allowance for climate change within the valuation of assets and liabilities following the requirements of UK-adopted International Accounting Standards. As part of this evaluation, we performed our own risk assessment, supported by our climate change internal specialists, to determine any risks of material misstatement in the financial statements from climate change which needed to be considered in our audit.

We also challenged the Directors' considerations of climate change risks in their assessment of going concern and viability and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

For the risk areas identified below, we performed full and specific scope audit procedures for all in-scope components with life insurance businesses as indicated in the scope section above.

Risk area	Our response to the risk

Actuarial assumptions
(Net best estimate insurance contract liabilities $116.3bn; 2022: $104.0bn)
 	
Refer to the Audit Committee Report (page 185); and Note A3.1 of the Consolidated Financial Statements (page 241)
 	
Insurance contract balances are sensitive to economic and non-economic assumptions set by management. Judgment is involved in setting economic assumptions, particularly discount rates (including the illiquidity premium adjustment) and investment return assumptions; and in determining non-economic assumptions in respect of mortality, morbidity (including medical claims costs), persistency and expenses.
 	
There is a risk that assumptions do not reflect the economic environment and the group's demographic and operating experience. Due to the element of judgment in setting non-economic assumptions and the sensitivity of the insurance contract balances to small changes in assumptions, there is an inherent risk of management override in this area.
	Using EY actuaries as part of our audit team, we performed the following procedures:
	
	– obtained an understanding and tested the design and operating effectiveness of key controls over management's process for setting economic and non-economic assumptions;
	– for economic assumptions:
	  – tested discount rates and investment return assumptions by reference to yield curves and the Group's economic scenario generators; and
	  – compared the information used to determine the illiquidity premium to the characteristics of the liabilities, asset allocations, and yields-to-maturity and allowance for credit risk on the reference portfolio of assets;
	– for non-economic assumptions:
	  – compared the key assumptions set by management with management's experience investigations, market trends and regulatory developments around product pricing; and
	  – compared the expense assumptions to the Group's historical, current and projected expense levels and policy relating to the attribution of expenses to insurance contracts; and
	– performed procedures to test that the assumptions used in the models were consistent with the approved basis.

Key observations communicated to the Audit Committee

We determined that the actuarial assumptions used by management fall within a reasonable range and are concluded to be reasonable.

Risk area	Our response to the risk
IFRS 17 fulfilment cashflows modelling (Net best estimate insurance contract liabilities $116.2bn; 2022: $104.0bn) *Refer to the Audit Committee Report (page 185); and Note A3.1 of the Consolidated Financial Statements (page 241)* We consider the integrity and appropriateness of actuarial cashflow models used to determine the IFRS 17 best estimate liabilities (BEL) to be critical to the valuation of insurance contract balances. We consider the key risks to relate to: a) model changes applied to the actuarial models; b) completeness and accuracy of policyholder data; and c) appropriateness of material out-of-model adjustments.	Using EY actuaries as part of our audit team, we performed the following procedures: – obtained an understanding of management's processes and tested the design and operating effectiveness of key controls over the appropriateness of model changes, completeness and accuracy of policyholder data and appropriateness of out-of-model adjustments; – for a sample of new models and changes to existing models that were tested at transition to IFRS 17 as described in the separate Key Audit Matter below, compared management's model validation results with the terms and conditions of the related insurance contracts and the Group's IFRS 17 valuation policies. For a selection of these models, performed an independent recalculation of the BEL for a sample of insurance contract groups (ICGs) and compared the results to the output of the cashflow model used by management; – tested reconciliations of model point files to the policy administration system and output of the actuarial models; and – gained an understanding of the rationale for material out-of-model adjustments, compared the calculation methodology to the Group's IFRS 17 valuation policies and tested the calculation of the adjustments.

Key observations communicated to the Audit Committee

We determined that the actuarial models used are appropriate, that changes to the models were implemented as intended and that controls over management's processes for modelling IFRS 17 BEL using the actuarial models were operating effectively.

We determined that the recorded BEL, including liabilities calculated outside the actuarial models, is reasonable.

Risk area	Our response to the risk
Revenue recognition in respect of the release of contractual service margin (CSM) (Release of CSM $2.2bn; 2022: $2.2bn) *Refer to the Audit Committee Report (page 185); and Note A3.1 of the Consolidated Financial Statements (page 241)* Release of CSM is a key component of insurance revenue under IFRS 17 and its calculation involves significant management judgment. The release of CSM is measured based on the level of service provided, as measured by coverage units, and is based on the opening CSM adjusted for movements in the period, including: – Additions to the CSM during the period in respect of new business – Interest accretion for contracts measured using the General Measurement Model (GMM) – The change in fair value of underlying items for contracts measured using the variable fee approach (VFA) – Changes in fulfilment cashflows arising from changes in operating assumptions, and for VFA, changes in economic assumptions, that relate to future service Given the importance of the release of CSM to reported insurance revenue, and the complexity of calculations and subjectivity of assumptions involved in determining coverage units and movements in the CSM, we consider release of CSM to give rise to an inherent risk of fraud in revenue recognition.	Using EY actuaries as part of our audit team, we performed the following procedures: – obtained an understanding of management's processes and tested the design and operating effectiveness of controls over: (1) the determination of coverage units; (2) the change management and governance process over the CSM calculation model; (3) management review controls over CSM movements during the period, including release of CSM; – tested the accuracy of the CSM calculation, including the determination of coverage units and release of CSM, through reperformance of the calculation for a sample of ICGs; – compared the impact of assumption changes in the CSM movement to related changes in the BEL calculation, including considering whether they related to past or future service; – tested the calculation of interest accretion for contracts measured using GMM; – tested the change in the fair value of underlying items resulting from investment movements for contracts measured using VFA; – for a sample of contracts issued during the year, we tested the calculation of the initial CSM including, where relevant, the identification of onerous contracts; and – validated the CSM movement disclosures in the financial statements to the output of the CSM calculation model.

Key observations communicated to the Audit Committee

We determined that the CSM calculation model is appropriate, that changes to the model were implemented as intended and that controls over management's processes over the CSM calculation model, coverage units determination and CSM movements operated effectively.

We also determined that CSM movements including release of CSM are reasonable and that CSM related disclosures in the consolidated financial statements are complete and appropriate.

Risk area	Our response to the risk
Transition to IFRS 17 The transition to IFRS 17, effective for annual reporting periods beginning on or after 1 January 2023, has resulted in significant changes to the reporting processes and to the consolidated financial statements. This transition, which includes a number of key judgements required substantial focus during our audit. Key areas of focus in our audit of the IFRS 17 transition included: a) Accounting policies - The risk of management's IFRS 17 accounting policies being inconsistent with the standard and their methodology papers reflecting inappropriate application of the policies. b) Key judgement areas – The risk of inappropriate management judgment in applying IFRS 17 for key aspects of the standard including transition approach, determination of contract boundaries, eligibility for VFA, calculation of risk adjustment and determination of coverage units for release of CSM purposes. c) Models – The risk that models used to calculate BEL at transition do not appropriately reflect the Group's IFRS 17 accounting policies and decisions on the judgment areas described above. d) Transition approach - The risk that the calculation of the CSM on transition does not appropriately reflect the requirements of IFRS 17 where the full retrospective approach (FRA) or modified retrospective approach (MRA) was used, or IFRS 13 where the fair value approach (FVA) was used. e) Transition balance sheet and related disclosures – The risk that the transition balance sheet disclosures are inaccurate, incomplete or do not meet the requirements of IFRS 17.	Using EY actuaries as members of our team we performed the following procedures to address the risk in relation to the transition to IFRS 17: – obtained an understanding, evaluated the design, and tested the operating effectiveness of the Group's controls over the transition to IFRS 17, including governance and approval of the IFRS 17 accounting policies and their application by the Group; – evaluated management's accounting policies and methodology papers in comparison with IFRS 17, particularly in the key judgment areas set out in the 'risk area' column; – for a sample of key products, we compared management's policy application decisions with underlying product features and supporting documentation; – for a sample of models used to calculate the BEL at transition, we compared management's model validation results with the terms and conditions of the related insurance contracts and the Group's IFRS 17 valuation policies. For a selection of models, performed an independent recalculation of the BEL for a sample of ICGs and compared the results to the output of the cashflow model used by management; – assessed management's judgements in respect of the application of transition approaches, including the impracticability of applying FRA to certain cohorts; – for a sample of ICGs, we tested the valuation of the CSM at transition under each approach. For a sample of ICGs under MRA, we compared the modifications applied to the requirements of the standard and for a sample of ICGs under FVA, we compared the fair value assumptions and calculations to the requirements of IFRS 13, Fair Value Measurement; and – tested the appropriateness, accuracy and completeness of management's disclosures in respect of IFRS 17 transition in the consolidated financial statements.

Key observations communicated to the Audit Committee

Through the procedures performed, we have determined that management have appropriately implemented IFRS 17 within their financial reporting and this is reflected within the consolidated financial statements.

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined materiality for the Group to be $170 million, which is c1% of total equity. We believe that total equity is an appropriate measure to set materiality as we believe that investors are mainly focused on the financial strength of the group, for which the most appropriate IFRS metric is equity, and growth and profitability metrics based on the non-IFRS EEV reporting basis. We also consider that using total equity as a measure to set materiality is appropriate as investors and analysts are yet to develop consistent IFRS17 based profit metrics on which to assess company performance.

We determined materiality for the Parent Company to be $165 million, which is 1% of total equity.

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the Group's overall control environment, our judgement was that performance materiality was 50% of our planning materiality, namely $85m. We have set performance materiality at this percentage due to this being the first year we will issue a statutory auditor's report for Prudential plc and due to the implementation of IFRS 17.

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was $19m to $38m.

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $9m, which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report, comprising the Strategic Report, the Governance Report, the Directors' Remuneration Report, the EEV Basis Results and the Additional Financial Information, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the group and company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

- Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 195;
- Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out on pages 72-73;
- Director's statement on whether it has a reasonable expectation that the group will be able to continue in operation and meets its liabilities set out on page 195;
- Directors' statement on fair, balanced and understandable set out on page 329;
- Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 57;
- The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on page 177; and;
- The section describing the work of the audit committee set out on pages 183-189.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 329, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the group and determined that the most significant are the relevant laws and regulations related to elements of company law, insurance regulation and tax legislation, and the financial reporting framework. Our considerations of other laws and regulations that may have a material effect on the financial statements included permissions and supervisory requirements of the listing authorities in the countries where the Company's shares and debt are listed. We also obtained an understanding of the laws and regulations in the territories in which the Group operates to consider if these would have a material effect on the financial statements.
- We understood how the Company is complying with those frameworks by making enquiries of management and those responsible for legal and compliance matters. We also reviewed correspondence between the Company and regulatory bodies; reviewed minutes of the Board and its Committees; and gained an understanding of the Company's approach to governance, demonstrated by the Board's approval of the Company's governance framework.

- We assessed the susceptibility of the group's financial statements to material misstatement, including how fraud might occur by assessing events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:
  - Enquiring of Directors, the Audit Committee and Internal Audit
  - Inspecting papers provided to those charged with governance as to the policies and procedures to prevent and detect fraud, including the Group's "whistleblowing" policies and procedures along with the engagement with local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected or alleged fraud.
  - Reading Board and Audit Committee minutes.
  - Considering remuneration incentive schemes and performance targets for management.
- Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved inquires of the Group's internal legal counsel, internal audit, certain senior management executives and focused testing on a sample basis, including journal entry testing. We also performed inspection of key regulatory correspondence from the relevant regulatory authorities as well as review of board and committee minutes.
- The fraud risk was considered to be higher within revenue recognition in respect of the release of CSM of due to the fact that the release of CSM represents a significant portion of the Company's insurance revenue. Our procedures in this area are outlined above under our Key Audit Matters section under Revenue recognition in respect of the release of contractual service margin (CSM).
- We also considered there to be a higher fraud risk specifically related to non-economic assumptions, which affect the valuation of the insurance contract liabilities. We considered management override risk to be higher in this area due to significant judgements and estimates involved. Our procedures in this area included:
  - Supported by our actuarial team, challenging management in relation to the selection of assumptions;
  - Assessing the appropriateness of the rationale for any changes, the consistency of the selected assumptions across different aspects of the financial reporting process and comparison to our understanding of the product portfolio, trends in experience, policyholder behaviour, demographic changes and also by reference to market practice.
- To address the pervasive risk as it relates to management override, we also performed procedures including:
  - Identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation;
  - Assessing significant accounting estimates for bias.
- The Group operates in the insurance industry which is a highly regulated environment. As such, the Senior Statutory Auditor considered the experience and expertise of the Group audit engagement team and the component teams to ensure that the team had the appropriate competence and capabilities, which included the use of specialists where appropriate.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

Following the recommendation of the Group Audit Committee, we were appointed by the Company after approval by shareholders at the Annual General Meeting on 25 May 2023 to audit the financial statements for the year ending 31 December 2023 and subsequent financial periods.

The period of total uninterrupted engagement including previous renewals and reappointments is 1 year.

The audit opinion is consistent with the additional report to the Audit Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.


Ernst & Young LLP

John Headley (Senior statutory auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor

London, United Kingdom
19 March 2024


EEV
basis results



EEV basis results

European Embedded Value (EEV) Basis Results

Description of EEV basis reporting

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rate (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet.

The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. In preparing the EEV basis supplementary information, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A1 to the IFRS consolidated financial statements.

EEV results highlights

	2023	2022			
		AER		CER	
	$m	$m	% change	$m	% change
New business profit note (i)	**3,125**	2,184	43%	2,149	45%
Annual premium equivalent (APE) note (i)	**5,876**	4,393	34%	4,287	37%
New business margin (APE) (%)	**53%**	50%	+3pp	50%	+3pp
Present value of new business premiums (PVNBP)	**28,737**	22,406	28%	22,080	30%
Operating free surplus generated notes (i)(ii)	**2,007**	2,193	(8)%	2,173	(8)%
Operating free surplus generated from in-force insurance and asset management business notes (i)(ii)	**2,740**	2,760	(1)%	2,725	1%
EEV operating profit notes (i)(iii)	**4,546**	3,952	15%	3,901	17%
EEV operating profit, net of non-controlling interests	**4,526**	3,923	15%	3,872	17%
Operating return on average EEV shareholders' equity, net of non-controlling interests (%)	**10%**	9%			
Closing EEV shareholders' equity, net of non-controlling interests	**45,250**	42,184	7%	42,038	8%
Closing EEV shareholders' equity, net of non-controlling interests per share (in cents)	**1,643¢**	1,534¢	7%	1,529¢	7%

Notes

(i) Results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.

(ii) Operating free surplus generated is for long-term and asset management businesses only and is stated before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

(iii) Group EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

The EEV basis supplementary information on pages 343 to 363 was approved by the Board of Directors on 19 March 2024 and signed on its behalf by:

Shriti Vadera
Chair

Anil Wadhwani
Chief Executive Officer

European Embedded Value (EEV) basis results

Basis of preparation

IFRS profit for insurance contracts largely reflects the level of services provided for a given period. Unearned future profits expected on those same insurance contracts are contained in a separate liability called the contractual service margin. These future profits have been derived on a risk neutral basis (including a liquidity premium), namely without allowing for the real world investment return that will be earned on the assets held. By contrast, EEV reflects all future profits, with no equivalent liability to the contractual service margin, but values those profits on a risk adjusted real world basis, namely allowing for the future investment returns that are expected to be earned by the assets held but uses a higher discount rate that allows for the uncertainties in these cash flows. The value of future new business is excluded from the embedded value.

The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. The EEV Principles were designed to provide guidance and common principles that could be understood by both users and preparers alongside prescribing a minimum level of disclosures to enable users to understand an entity's methodology, assumptions and key judgements as well as the sensitivity of an entity's EEV to key assumptions. Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders' interest in the Group's long-term business is the sum of the shareholders' total net worth and the value of in-force business.

For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group's proportionate share of IFRS shareholders' equity, with central Group debt shown on a market value basis. Further information is contained in note 5.

Key features of the Group's EEV methodology include:

Economic assumptions: The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant and do not revert to longer-term rates over time. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

Time value of financial options and guarantees: Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees. At 31 December 2023, the TVOG is $(290) million (31 December 2022: $(151) million). The magnitude of the TVOG at 31 December 2023 would be approximately equivalent to a 6 basis point (2022: 3 basis point) increase in the weighted average risk discount rate.

Allowance for risk in the risk discount rates: Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders.

For example, for health and protection products, which represent 51 per cent of the value of in-force business (31 December 2022: 51 per cent) and 40 per cent of new business profit (31 December 2022: 43 per cent), the major sources of shareholder profits are underwriting profits or fixed shareholder charges which have low market risk sensitivity. The proportion of health and protection business varies with interest rates as well as the mix of business sold in the current period.

The construct of UK-style with-profits or similar participating funds in some business units, representing 27 per cent of the value of in-force (31 December 2022: 26 per cent) and 14 per cent of new business profit (31 December 2022: 18 per cent), reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 78 per cent of the value of in-force (31 December 2022: 77 per cent) is products with low market risk sensitivity and this is reflected in the overall risk discount rate.

For unit-linked products where fund management charges fluctuate with the investment return, a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate. This business represents 13 per cent of the value of in-force (31 December 2022: 17 per cent) and 4 per cent of the value of new business profit (31 December 2022: 11 per cent) which limits the impact on the overall risk discount rate.

The remaining parts of the business, 9 per cent of the value of in-force business (31 December 2022: 6 per cent) and 42 per cent of the value of new business (31 December 2022: 28 per cent), relate to other products not covered by the above. The high proportion of new business in the current period reflects the higher proportion of savings product in Hong Kong as the border reopened.

The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 31 December 2023, the total allowance for non-market risk is equivalent to a $(3.0) billion (31 December 2022: $(2.8) billion) reduction, or around (7) per cent (31 December 2022: (7) per cent) of the embedded value.

Movement in Group EEV shareholders' equity

		2023 $m			2022 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
New business profit	1	3,125	–	3,125	2,184
Profit from in-force business	2	1,779	–	1,779	2,358
Long-term business		4,904	–	4,904	4,542
Asset management		254	–	254	234
Operating profit from long-term and asset management businesses		5,158	–	5,158	4,776
Other income (expenditure)	5	–	(420)	(420)	(542)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		5,158	(420)	4,738	4,234
Restructuring and IFRS 17 implementation costs		(72)	(120)	(192)	(282)
Operating profit (loss) for the year		5,086	(540)	4,546	3,952
Short-term fluctuations in investment returns	2	(62)	(8)	(70)	(6,874)
Effect of changes in economic assumptions	2	(589)	–	(589)	(1,571)
(Loss) profit attaching to corporate transactions		–	(22)	(22)	57
Mark-to-market value movements on core structural borrowings	6	–	(153)	(153)	865
Non-operating results		(651)	(183)	(834)	(7,523)
Profit (loss) for the year		4,435	(723)	3,712	(3,571)
Non-controlling interests share of (profit)		(20)	–	(20)	(29)
Profit (loss) for the year attributable to equity holders of the Company		4,415	(723)	3,692	(3,600)
Equity items:					
Foreign exchange movements on operations		(135)	1	(134)	(1,195)
Intra-group dividends and investment in operations note (i)		(1,702)	1,702	–	–
External dividends		–	(533)	(533)	(474)
New share capital subscribed		–	4	4	(4)
Other movements note (ii)		118	(81)	37	(127)
Net increase (decrease) in shareholders' equity		2,696	370	3,066	(5,400)
Shareholders' equity at beginning of year note (v)		40,262	1,922	42,184	47,584
Shareholders' equity at end of year		42,958	2,292	45,250	42,184
Contribution to Group EEV:					
At end of year:					
Long-term business	2	41,528	–	41,528	38,857
Asset management and other	5	663	2,292	2,955	2,565
Shareholders' equity, excluding goodwill attributable to equity holders		42,191	2,292	44,483	41,422
Goodwill attributable to equity holders		767	–	767	762
Shareholders' equity at end of year		42,958	2,292	45,250	42,184
At beginning of year:					
Long-term business note (v)	2	38,857	–	38,857	44,875
Asset management and other	5	643	1,922	2,565	1,931
Shareholders' equity, excluding goodwill attributable to equity holders		39,500	1,922	41,422	46,806
Goodwill attributable to equity holders		762	–	762	778
Shareholders' equity at beginning of year note (v)		40,262	1,922	42,184	47,584

Movement in Group EEV shareholders' equity continued

EEV shareholders' equity per share (in cents) note (iii)	2023 Insurance and asset management operations	2023 Other (central) operations	2023 Group total	2022 Group total
At end of year:				
Based on shareholders' equity, net of goodwill attributable to equity holders	**1,532¢**	**83¢**	**1,615¢**	1,507¢
Based on shareholders' equity at end of year	**1,560¢**	**83¢**	**1,643¢**	1,534¢
At beginning of year:				
Based on shareholders' equity, net of goodwill attributable to equity holders	**1,437¢**	**70¢**	**1,507¢**	1,696¢
Based on shareholders' equity at beginning of year	**1,464¢**	**70¢**	**1,534¢**	1,725¢

EEV basis basic earnings per share note (iv)	2023 Before non-controlling interests $m	2023 After non-controlling interests $m	2023 Basic earnings per share cents	2022 Basic earnings per share cents
Based on operating profit	**4,546**	**4,526**	**165.1¢**	143.4¢
Based on profit (loss) for the year	**3,712**	**3,692**	**134.7¢**	(131.6)¢

Notes

(i) Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.
(ii) Other movements include reserve movements in respect of valuation changes on the retained interest in Jackson prior to its disposal in 2023, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.
(iii) Based on the number of issued shares at 31 December 2023 of 2,754 million shares (31 December 2022: 2,750 million shares).
(iv) Based on weighted average number of issued shares of 2,741 million shares in 2023, which excludes those held in employee share trusts (2022: 2,736 million shares).
(v) Balance at the beginning of the year after the adoption of HK RBC.

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For shareholder-backed businesses, the level of EEV required capital has been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group Wide Supervision) reporting as set out in note 7.1(e).

Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution as described in the reconciliation to GWS surplus as disclosed in note I(i) of the Additional unaudited financial information. For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is also set out in note I(i) of the Additional unaudited financial information.

		2023 $m			2022 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total note (i)
Expected transfer from in-force business		2,635	–	2,635	2,406
Expected return on existing free surplus		234	–	234	347
Changes in operating assumptions and experience variances		(383)	–	(383)	(227)
Operating free surplus generated from in-force long-term business		2,486	–	2,486	2,526
Investment in new business note (i)		(733)	–	(733)	(567)
Long-term business	2	1,753	–	1,753	1,959
Asset management		254	–	254	234
Operating free surplus generated from long-term and asset management businesses		2,007	–	2,007	2,193
Other income (expenditure)		–	(420)	(420)	(542)
Restructuring and IFRS 17 implementation costs		(72)	(120)	(192)	(277)
Operating free surplus generated		1,935	(540)	1,395	1,374
Non-operating free surplus generated note (ii)		(188)	(35)	(223)	(1,924)
Free surplus generated for the year		1,747	(575)	1,172	(550)
Equity items:					
Net cash flows paid to parent company note (iii)		(1,611)	1,611	–	–
External dividends		–	(533)	(533)	(474)
Foreign exchange movements on operations		(25)	1	(24)	(316)
New share capital subscribed		–	4	4	(4)
Other movements and timing differences		27	10	37	(127)
Net movement in free surplus before non-controlling interests and before net subordinated debt redemption		138	518	656	(1,471)
Net subordinated debt redemption	6	–	(421)	(421)	(1,699)
Net movement in free surplus before non-controlling interests		138	97	235	(3,170)
Change in amounts attributable to non-controlling interests		(9)	–	(9)	(10)
Balance at beginning of year note (iv)		6,678	5,551	12,229	15,409
Balance at end of year		6,807	5,648	12,455	12,229
Representing:					
Free surplus excluding distribution rights and other intangibles		5,663	2,855	8,518	8,390
Distribution rights and other intangibles		1,144	2,793	3,937	3,839
Balance at end of year		6,807	5,648	12,455	12,229

Movement in Group free surplus continued

		2023 $m			2022 $m
Contribution to Group free surplus:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
At end of year:					
Long-term business	2	6,144	–	6,144	6,035
Asset management and other	5	663	5,648	6,311	6,194
Free surplus at end of year		6,807	5,648	12,455	12,229
At beginning of year:					
Long-term business note (iv)	2	**6,035**	**–**	**6,035**	7,320
Asset management and other	5	**643**	**5,551**	**6,194**	8,089
Free surplus at beginning of year note (iv)		**6,678**	**5,551**	**12,229**	15,409

Notes
(i) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(ii) Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings which did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and gain or loss on corporate transactions for other entities.
(iii) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders' equity primarily relates to intra-group loans, other non-cash items, and foreign exchange.
(iv) Balance at the beginning of the year after the adoption of HK RBC.

Notes on the EEV basis results

1 Analysis of new business profit and EEV for insurance business operations

	2023					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	**222**	**534**	**2,020**	**42%**	**11%**	**3,038**
Hong Kong	**1,411**	**1,966**	**10,444**	**72%**	**14%**	**17,702**
Indonesia	**142**	**277**	**1,136**	**51%**	**13%**	**1,509**
Malaysia	**167**	**384**	**1,977**	**43%**	**8%**	**3,709**
Singapore	**484**	**787**	**5,354**	**61%**	**9%**	**7,896**
Growth markets and other	**699**	**1,928**	**7,630**	**36%**	**9%**	**7,674**
Total long-term operations	**3,125**	**5,876**	**28,561**	**53%**	**11%**	**41,528**

	2022 (AER)					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	387	884	3,521	44%	11%	3,259
Hong Kong	384	522	3,295	74%	12%	16,576
Indonesia	125	247	1,040	51%	12%	1,833
Malaysia	159	359	1,879	44%	8%	3,695
Singapore	499	770	6,091	65%	8%	6,806
Growth markets and other	630	1,611	6,580	39%	10%	6,688
Total long-term operations	2,184	4,393	22,406	50%	10%	38,857

	2022 (CER)					
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL (Prudential's share)	368	840	3,346	44%	11%	3,195
Hong Kong	384	523	3,296	73%	12%	16,568
Indonesia	122	240	1,014	51%	12%	1,853
Malaysia	154	347	1,813	44%	8%	3,542
Singapore	512	791	6,254	65%	8%	6,921
Growth markets and other	609	1,546	6,357	39%	10%	6,616
Total long-term operations	2,149	4,287	22,080	50%	10%	38,695

Note
The movement in new business profit from long-term operations is analysed as follows:

	$m
2022 new business profit	2,184
Foreign exchange movement	**(35)**
Sales volume	**796**
Effect of changes in interest rates and other economic assumptions	**(37)**
Business mix, product mix and other items	**217**
2023 new business profit	**3,125**

EEV new business profit reflects the value of expected future profits from the new business sold in the year, and is a measure used by Prudential to assess profitability of the new business written. Explanations of changes in new business profitability is contained in the Group Strategic and Operating Review. Information on the Group's operating experience variances on the in-force business is shown in note 2.

2 Analysis of movement in net worth and value of in-force business for insurance business operations

	2023 $m					2022 $m
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value note (i)	Embedded value note (i)
Balance at beginning of year after adoption of HK RBC	**6,035**	**5,556**	**11,591**	**27,266**	**38,857**	44,875
New business contribution	(733)	582	(151)	3,276	3,125	2,184
Existing business – transfer to net worth	2,635	(261)	2,374	(2,374)	–	-
Expected return on existing business note(ii)	234	236	470	1,652	2,122	2,559
Changes in operating assumptions, experience variances and other items note(iii)	(383)	(70)	(453)	110	(343)	(201)
Operating profit before restructuring and IFRS 17 implementation costs	1,753	487	2,240	2,664	4,904	4,542
Restructuring and IFRS 17 implementation costs	(55)	–	(55)	–	(55)	(116)
Operating profit	**1,698**	**487**	**2,185**	**2,664**	**4,849**	4,426
Non-operating result note (iv)	(188)	(36)	(224)	(427)	(651)	(8,469)
Profit (loss) for the year	**1,510**	**451**	**1,961**	**2,237**	**4,198**	(4,043)
Non-controlling interests share of (profit) loss	(2)	(1)	(3)	(10)	(13)	(22)
Profit (loss) for the year attributable to equity holders of the Company	**1,508**	**450**	**1,958**	**2,227**	**4,185**	(4,065)
Foreign exchange movements	(21)	(22)	(43)	(93)	(136)	(1,146)
Intra-group dividends and investment in operations	(1,502)	–	(1,502)	–	(1,502)	(999)
Other movements note (v)	124	–	124	–	124	192
Balance at end of year	**6,144**	**5,984**	**12,128**	**29,400**	**41,528**	38,857

(i) Total embedded value

The total embedded value for long-term business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed as follows:

	31 Dec 2023 $m	31 Dec 2022 $m
Value of in-force business before deduction of cost of capital and time value of options and guarantees	30,436	28,126
Cost of capital	(746)	(709)
Time value of options and guarantees note	(290)	(151)
Net value of in-force business	**29,400**	27,266
Free surplus	6,144	6,035
Required capital	5,984	5,556
Net worth	**12,128**	11,591
Embedded value	**41,528**	38,857

Note

The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7.1(d). At 31 December 2023, the TVOG is $(290) million, with the substantial majority arising in Hong Kong.

(ii) Expected return on existing business

The expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital (after allowing for updates to economic and operating assumptions) and the expected return on existing free surplus, as described in note 7.2(c). The movement in this amount compared to the prior year from long-term operations is analysed as follows:

	$m
2022 expected return on existing business	2,559
Foreign exchange movement	(28)
Effect of changes in interest rates and other economic assumptions	(513)
Growth in opening value of in-force business and other items	104
2023 expected return on existing business	2,122

(iii) Changes in operating assumptions, experience variances and other items

Overall, the total impact of operating assumption changes, experience variances and other items in 2023 was $(343) million (2022: $(201) million), comprising changes in operating assumptions of $85 million in 2023 (2022: $32 million) and experience variances and other items of $(428) million (2022: $(233) million).

(iv) Non-operating results

The EEV non-operating result from long-term operations can be summarised as follows:

	2023 $m	2022 $m
Short-term fluctuations in investment returns note (i)	(62)	(6,893)
Effect of change in economic assumptions note(ii)	(589)	(1,571)
Loss attaching to corporate transactions	–	(5)
Non-operating results	(651)	(8,469)

Notes

(i) Short-term fluctuations in investment returns of $(62) million mainly reflect the impact of lower than expected equity returns in some regions broadly offset by higher than expected bond gains, following the decrease in interest rates in many markets during the year.

(ii) The charge of $(589) million for the effect of changes in economic assumptions primarily arises from decreases in interest rates and credit spreads in some markets, resulting in lower fund earned rate that impact future cashflows, partially offset by the positive effect of lower risk discount rates. The effects and impacts vary between businesses and products.

(v) Other reserve movements

Other movements include reserve movements in respect of intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

3 Sensitivity of results for insurance business operations

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:

- 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
- 1 per cent rise in equity and property yields;
- 1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
- For embedded value only, 20 per cent fall in the market value of equity and property assets; and
- For embedded value only, holding the group minimum capital requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the group prescribed capital requirements (GPCR). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions at the end of that period, for example, new business profit and expected return on existing business are calculated with reference to end of period economic assumptions.

New business profit from insurance business

	2023 $m	2022 $m
New business profit	3,125	2,184
Sensitivity to alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	(175)	220
Interest rates and consequential effects – 1% increase	(88)	134
Interest rates and consequential effects – 0.5% decrease	35	(97)
Equity/property yields – 1% rise	139	160
Risk discount rates – 2% increase	(917)	(551)
Risk discount rates – 1% increase	(529)	(309)

Embedded value of insurance business

	31 Dec 2023 $m	31 Dec 2022 $m
Embedded value note	**41,528**	38,857
Sensitivity to alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	**(4,154)**	(3,988)
Interest rates and consequential effects – 1% increase	**(2,172)**	(2,067)
Interest rates and consequential effects – 0.5% decrease	**1,133**	1,058
Equity/property yields – 1% rise	**1,856**	1,884
Equity/property market values – 20% fall	**(1,863)**	(1,840)
Risk discount rates – 2% increase	**(8,015)**	(7,371)
Risk discount rates – 1% increase	**(4,516)**	(4,155)
Group minimum capital requirements	**117**	117

Note
Embedded value includes Africa operations following the change in the Group's operating segments in 2023. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

New business sensitivities vary with changes in business mix and APE sales volumes. In particular, the directional movements in the new business profit interest rate sensitivities from 31 December 2022 to 31 December 2023 reflect the significantly higher new business levels in 2023 along with a greater proportion of sales to Hong Kong.

For a 1 per cent increase in assumed interest rates, the $(2,172) million negative effect comprises a $(4,516) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,344 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the $(4,154) million negative effect comprises a $(8,015) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,861 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,133 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and therefore, the actual changes in embedded value, were these economic effects to materialise, may differ from the sensitivities shown. For example, market risk allowances would likely be increased within the risk discount rate if interest rates increased by 1 per cent, leading to a reduction of $(1,969) million (compared with the $(2,172) million impact shown above). However, if interest rates actually decreased by 0.5 per cent, it would lead to a $1,043 million increase (compared with the $1,133 million increase shown above).

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for long-term business operations to:

- 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
- 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
- 5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business profit from insurance business

	2023 $m	2022 $m
New business profit	**3,125**	2,184
Maintenance expenses – 10% decrease	**61**	48
Lapse rates – 10% decrease	**212**	134
Mortality and morbidity – 5% decrease	**114**	99

Embedded value of insurance business

	31 Dec 2023 $m	31 Dec 2022 $m
Embedded value	**41,528**	38,857
Maintenance expenses – 10% decrease	**440**	411
Lapse rates – 10% decrease	**1,806**	1,533
Mortality and morbidity – 5% decrease	**1,514**	1,300

4 Expected transfer of value of in-force business and required capital to free surplus for long-term business operations on a discounted basis

The table below shows how the value of in-force business (VIF) and the associated required capital for long-term business operations are projected as emerging into free surplus over future years. Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities. The projected emergence of VIF and required capital into free surplus in 2023 will be the starting point for expected free surplus generation next year, after updating for operating and economic assumption changes. See note I(v) of the additional financial information for further detail.

	Total expected	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec					
	Emergence	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
2023 ($m)	**35,223**	**9,897**	**6,744**	**4,884**	**3,749**	**7,590**	**2,359**
(%)	**100%**	**28%**	**19%**	**14%**	**11%**	**21%**	**7%**
2022 ($m)	32,648	9,764	6,038	4,360	3,424	6,910	2,152
(%)	100%	30%	19%	13%	10%	21%	7%

The required capital and value of in-force business for long-term business operations can be reconciled to the total discounted emergence of future free surplus shown above as follows:

	31 Dec 2023 $m	31 Dec 2022 $m
Required capital note 2	**5,984**	5,556
Value of in-force business (VIF) note 2	**29,400**	27,266
Other items *	**(161)**	(174)
Long-term business operations	**35,223**	32,648

*'Other items' represent the impact of the TVOG and amounts incorporated into VIF where there is no definitive time frame for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile above.

5 EEV basis results for other (central) operations

EEV results for other income and expenditure represents the post-tax IFRS results for other (central) operations (before restructuring and IFRS 17 implementation costs). It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions that are not recharged/allocated to the insurance and asset management business.

Certain costs incurred within the head office functions are recharged to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance operations allow for amounts expected to be recharged by the head office functions on a recurring basis. Other costs that are not recharged to the insurance operations are shown as part of other income and expenditure for the current period and are not included within the projection of future expenses for in-force insurance business.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for long-term insurance operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations includes the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses). Following the implementation of IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.

The EEV shareholders' equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders' equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.

Shareholders' equity for other operations can be compared across metrics as shown in the table below.

	2023 $m	2022 $m
IFRS shareholders' equity	**2,018**	1,495
Mark-to-market value adjustment on central borrowings note 6	**274**	427
EEV shareholders' equity	**2,292**	1,922
Debt instruments treated as capital resources	**3,356**	3,629
Free surplus of other (central) operations	**5,648**	5,551

6 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2023 $m			31 Dec 2022 $m		
	IFRS basis note (ii)	Mark-to-market value adjustment note (iii)	EEV basis at market value	IFRS basis note (ii)	Mark-to-market value adjustment note (iii)	EEV basis at market value
Holding company cash and short-term investments note (i)	(3,516)	–	(3,516)	(3,057)	–	(3,057)
Central borrowings:						
Subordinated debt	2,297	(205)	2,092	2,286	(306)	1,980
Senior debt	1,636	(69)	1,567	1,975	(121)	1,854
Total central borrowings	3,933	(274)	3,659	4,261	(427)	3,834
Net core structural borrowings of shareholder-financed businesses	417	(274)	143	1,204	(427)	777

Notes
(i) Holding company includes centrally managed Group holding companies and service companies.
(ii) As recorded in note C5.1 of the IFRS consolidated financial statements.
(iii) The movement in the value of core structural borrowings includes redemptions in the year and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2023 $m	2022 $m
Mark-to-market value adjustment at beginning of year	(427)	438
Credit (charge) included in the income statement	153	(865)
Mark-to-market value adjustment at end of year	(274)	(427)

7 Methodology and accounting presentation

7.1 Methodology

(a) Covered business

The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's long-term insurance business (including the Group's investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders.

The EEV results for the Group's covered business are then combined with the post-tax IFRS results of the Group's asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions that is not recharged/ allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b) Valuation of in-force and new business

The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8(c). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8(a), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

(c) Cost of capital

A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d) Financial options and guarantees

Nature of financial options and guarantees

Participating products, principally written in the Chinese Mainland, Hong Kong, Malaysia, Singapore and Taiwan, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value

The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate (ie where financial options and guarantees are explicitly valued under the EEV methodology), a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8(b).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e) Level of required capital and net worth

In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been based on the GPCR.

- For CPL, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in the Chinese Mainland given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and Prudential has made no change to its EEV basis for CPL in 2023. At such time that there is a new basis, Prudential will consider the effect of proposals.
- For Hong Kong participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
- For Singapore life operations, the level of net worth and required capital is based on the Tier 1 Capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

Free surplus is the shareholders' net worth in excess of required capital. For the Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed.

(f) With-profits business and the treatment of the estate

For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g) Internal asset management

In line with the EEV Principles, the long-term business EEV includes the projected future profit from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h) Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant and do not revert to longer-term rates over time.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Where financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance

The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group's methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks

The majority of non-market and non-credit risks are considered to be diversifiable. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. The level and application of these allowances are reviewed and updated based on assessment of the Group's exposure and experience in the markets.

At 31 December 2023, the total allowance for non-diversifiable non-market risk is equivalent to a $(3.0) billion, or (7) per cent, reduction to the embedded value of insurance business operations.

(i) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial statements.

(j) Taxation

In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

7.2 Accounting presentation

(a) Analysis of post-tax profit

To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following:

- New business profit, as defined in note 7.1(b) above;
- Expected return on existing business, as described in note (c) below;
- The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
- Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

- Short-term fluctuations in investment returns;
- Mark-to-market value movements on core structural borrowings;
- Effect of changes in economic assumptions; and
- The impact of corporate transactions, if any, undertaken in the year.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b) Investment returns included in operating profit

For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c) Expected return on existing business

Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example, the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

8 Assumptions

(a) Principal economic assumptions

The EEV results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant and do not revert to longer-term rates over time. The risk-free rates of return are shown below for each of the Group's insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view and, where relevant, allowing for market volatility.

As described in note 7.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %				10-year government bond yield %		Equity return (geometric) %	
	New business		In-force business					
	31 Dec 2023	31 Dec 2022	**31 Dec 2023**	31 Dec 2022	**31 Dec 2023**	31 Dec 2022	**31 Dec 2023**	31 Dec 2022
CPL	**7.1**	7.4	**7.1**	7.4	**2.6**	2.9	**6.6**	6.9
Hong Kong note (i)	**4.7**	4.8	**5.5**	5.5	**3.9**	3.9	**7.4**	7.4
Indonesia	**9.0**	10.0	**9.9**	10.6	**6.7**	7.3	**11.0**	11.5
Malaysia	**5.6**	5.8	**6.2**	6.5	**3.8**	4.1	**7.3**	7.6
Philippines	**12.3**	14.5	**12.3**	14.5	**6.1**	7.3	**10.3**	11.5
Singapore	**4.6**	5.0	**4.8**	5.2	**2.7**	3.1	**6.2**	6.6
Taiwan	**3.3**	3.5	**4.2**	4.0	**1.3**	1.3	**5.3**	5.3
Thailand	**10.0**	10.0	**10.0**	10.0	**2.8**	2.7	**7.0**	7.0
Vietnam	**3.7**	6.9	**4.1**	6.7	**2.3**	5.0	**6.6**	9.3
Total weighted average (new business) note (ii)	**5.6**	6.9	**n/a**	n/a	**3.8**	4.2	**7.2**	7.5
Total weighted average (in-force business) note (ii)	**n/a**	n/a	**5.9**	6.4	**3.6**	4.0	**7.1**	7.6

Notes

(i) For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.

(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowances for market risk (including as a result of changes in asset mix), and, if applicable, non-diversifiable non-market risk, and changes in product mix.

(iii) Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent for both years shown above.

(b) Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7.1(d).

- The stochastic cost of guarantees is primarily of significance for the Hong Kong, Vietnam, Taiwan, Singapore and Malaysia businesses;
- The principal asset classes are government bonds, corporate bonds and equity;
- Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
- Equity returns are assumed to follow a log-normal distribution;
- The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
- The volatility of equity returns ranges from 17 per cent to 35 per cent for both years; and
- The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years.

(c) Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group's long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged/allocated from the Group head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged/allocated by the head office functions.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7.1(j). The local standard corporate tax rates applicable are as follows:

	%
CPL	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

9 Insurance new business

	Single premiums		Regular premiums		Annual premium equivalents (APE)		Present value of new business premiums (PVNBP)	
	2023 $m	2022 $m	**2023 $m**	2022 $m	**2023 $m**	2022 $m	**2023 $m**	2022 $m
CPL note (i)	**487**	1,254	**485**	759	**534**	884	**2,020**	3,521
Hong Kong	**235**	842	**1,942**	438	**1,966**	522	**10,444**	3,295
Indonesia	**230**	250	**254**	222	**277**	247	**1,136**	1,040
Malaysia	**93**	99	**375**	350	**384**	359	**1,977**	1,879
Singapore	**989**	2,628	**688**	507	**787**	770	**5,354**	6,091
Growth markets:								
Africa	**8**	9	**157**	148	**158**	149	**326**	308
Cambodia	**1**	–	**18**	18	**18**	18	**74**	69
India note (ii)	**270**	273	**206**	196	**233**	223	**1,145**	1,148
Laos	**–**	–	**–**	–	**–**	–	**2**	1
Myanmar	**–**	–	**6**	3	**6**	3	**19**	6
Philippines	**56**	61	**170**	176	**175**	182	**612**	615
Taiwan	**132**	157	**882**	486	**895**	503	**3,308**	1,835
Thailand	**143**	150	**232**	220	**246**	235	**999**	932
Vietnam	**19**	99	**195**	288	**197**	298	**1,321**	1,666
Total	**2,663**	5,822	**5,610**	3,811	**5,876**	4,393	**28,737**	22,406

Notes
(i) New business in CPL is included at Prudential's 50 per cent interest in the joint venture.
(ii) New business in India is included at Prudential's 22 per cent interest in the associate.
(iii) The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of revenue recorded in the IFRS consolidated income statement.

10 Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2023, which was approved by the Board of Directors after 31 December 2023, is described in note B5 of the Group IFRS consolidated financial statements.

Share repurchase programme to neutralise 2023 employee and agent share scheme issuance

On 16 January 2024, the Company announced that the share repurchase programme in respect of 3,851,376 ordinary shares that it announced on 5 January 2024 and commenced on 8 January has been completed. The purpose of the share repurchase programme was to offset dilution from the vesting of awards under employee and agent share schemes during 2023. The Company has repurchased 3,851,376 ordinary shares in aggregate (representing 0.14 per cent of the total number of ordinary shares in issue at the end of the year (as disclosed in note C8 of the Group IFRS consolidated financial statements)) at a volume weighted average price of £8.2676 per ordinary share for a total consideration of approximately £32 million.

Statement of Directors' responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

The Directors have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the Notes on the EEV basis results.

When compliance with the EEV Principles is stated, those principles require the Directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the Directors have:

- Prepared the supplementary information in accordance with the EEV Principles;
- Identified and described the business covered by the EVM;
- Applied the EVM consistently to the covered business;
- Determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;
- Made estimates that are reasonable and consistent; and
- Described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group's financial statements.

Independent auditor's report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

Opinion

We have audited the European Embedded Value ('EEV') Basis Results of Prudential plc ('the Company' and, together with its subsidiaries, 'the Group') for the year ended 31 December 2023, which comprise the EEV results highlights, the movement in Group EEV shareholders' equity, the movement in Group free surplus and the related notes, including the basis of preparation on page 344. The EEV Basis Results should be read in conjunction with the Group financial statements.

In our opinion, the EEV Basis Results of the Group for the year ended 31 December 2023 are prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the basis of preparation note on page 344.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) including 'ISA (UK) 800 (Revised) Special Considerations – Audits of Financial Statements Prepared in Accordance with Special Purpose Frameworks'. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the EEV Basis Results section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the EEV Basis Results in the UK, including the FRC's Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter - basis of preparation and restriction on use

We draw attention to the special purpose basis of preparation on page 344. The EEV Basis Results are prepared to provide additional information to users of the Group financial statements. As a result, the EEV Basis Results may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Our report is intended solely for the Company, in accordance with the terms of our engagement letter dated 25 May 2023. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Conclusions relating to going concern

In auditing the EEV Basis Results, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the EEV Basis Results is appropriate.

In evaluating the Directors' assessment of the Group's ability to continue to adopt the going concern basis of accounting we:

- confirmed our understanding of management's going concern assessment process and obtained management's assessment which covers the period to 31 March 2025;
- assessed management's evaluation of the liquidity and solvency position of the Group by reviewing base case and stressed liquidity and solvency projections through the going concern period;
- evaluated management's forecast analysis to understand the severity of the downside scenarios that would be required to occur to result in the elimination of solvency and / or liquidity headroom and considered the actions available to management in such scenarios ;
- performed enquiries of management and those charged with governance to identify risks or events that may impact the Group's ability to continue as a going concern.
- assessed the appropriateness of the going concern disclosures by comparing the disclosures with management's assessment and considering their compliance with the relevant reporting requirements.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's ability to continue as a going concern for the period to 31 March 2025, being at least one year from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Other information

The other information comprises the information included in the Annual Report, other than the EEV Basis Results and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the EEV Basis Results does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the EEV Basis Results or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the EEV Basis Results themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of directors

Management is responsible for the preparation of the EEV Basis Results in accordance with the EEV Principles using the methodology and assumptions set out in the special purpose basis of preparation on page 344, and for such internal control as management determines is necessary to enable the preparation of the EEV Basis Results that are free from material misstatement, whether due to fraud or error.

In preparing the EEV Basis Results, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the EEV Basis Results

Our objectives are to obtain reasonable assurance about whether the EEV Basis Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these EEV Basis Results.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.   The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management.

- We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the relevant laws and regulations related to elements of company law, insurance regulation and tax legislation, and the financial reporting framework. Our considerations of other laws and regulations that may have a material effect on the EEV Basis Results included permissions and supervisory requirements of the listing authorities in the countries where the Company's shares and debt are listed.
- We understood how the Company is complying with those frameworks by making enquiries of management and those responsible for legal and compliance matters. We also reviewed correspondence between the Company and regulatory bodies; reviewed minutes of the Board and its Committees; and gained an understanding of the Company's approach to governance, demonstrated by the Board's approval of the Company's governance framework.
- We assessed the susceptibility of the Company's EEV Basis Results to material misstatement, including how fraud might occur by assessing events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:
  - Enquiring of Directors, the Audit Committee, Internal Audit and inspecting papers provided to those charge with governance as to the policies and procedures to prevent and detect fraud, including the Group's "whistleblowing" policies and procedures along with the engagement with local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected or alleged fraud.
  - Reading Board and Audit Committee minutes.
  - Considering remuneration incentive schemes and performance targets for management.

We identified a fraud risk related to the selection of EEV operating assumptions given their direct impact on the Group's embedded value, the opportunity for management to manipulate assumptions due to the subjectivity involved and given the long-term nature of these assumptions which are more difficult to corroborate.

- In determining the audit procedures to address the identified fraud risks, we took into account the results of our evaluation and testing of the operating effectiveness of the group-wide fraud prevention controls. In order to address the risk of fraud specifically as it relates to the EEV operating assumptions, we involved actuarial specialists to assist in our challenge of management. We challenged management in relation to the selection of assumptions and the appropriateness of the rationale for any changes, the consistency of the selected assumptions across different aspects of the financial reporting process and comparison to our understanding of the product portfolio, trends in experience, policyholder behaviour and economic conditions and also by reference to market practice.
- To address the pervasive risk as it relates to management override, we also performed procedures including:
  - Identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation.
  - Assessing significant accounting estimates for bias.

A further description of our responsibilities for the audit of the EEV Basis Results is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.


Ernst & Young LLP

John Headley
for and on behalf of Ernst & Young LLP
London
19 March 2024

Additional information





Index to the additional financial information*

* The additional financial information is not covered by the EY independent audit opinions.

I Additional financial information

I(i) Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position

As at 31 December 2023, the estimated shareholder GWS capital surplus over the GPCR is $16.1 billion (31 December 2022: $15.6 billion), representing a coverage ratio of 295 per cent (31 December 2022: 307 per cent) and the estimated total GWS capital surplus over the GPCR is $19.0 billion (31 December 2022: $18.1 billion), representing a coverage ratio of 197 per cent (31 December 2022: 202 per cent). The estimated Group Tier 1 capital resources are $18.3 billion with headroom over the GMCR of $12.4 billion (31 December 2022: $12.1 billion), representing a coverage ratio of 313 per cent (31 December 2022: 328 per cent).

	31 Dec 2023			31 Dec 2022 note (1)			
	Shareholder	**Add policyholder**	**Total**	Shareholder	Add policyholder	Total	Change in total
		note (3)	**note (4)**		note (3)	note (4)	note (5)
Group capital resources ($bn)	**24.3**	**14.3**	**38.6**	23.2	12.6	35.8	2.8
of which: Tier 1 capital resources ($bn) note (2)	**17.1**	**1.2**	**18.3**	15.9	1.5	17.4	0.9
Group Minimum Capital Requirement ($bn)	**4.8**	**1.1**	**5.9**	4.4	0.9	5.3	0.6
Group Prescribed Capital Requirement ($bn)	**8.2**	**11.4**	**19.6**	7.6	10.1	17.7	1.9
GWS capital surplus over GPCR ($bn)	**16.1**	**2.9**	**19.0**	15.6	2.5	18.1	0.9
GWS coverage ratio over GPCR (%)	**295 %**		**197 %**	307 %		202 %	(5)%
GWS Tier 1 surplus over GMCR ($bn)			**12.4**			12.1	0.3
GWS Tier 1 coverage ratio over GMCR (%)			**313 %**			328 %	(15)%

Notes
(1) The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the estimated shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the estimated total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.
(2) The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2023, total Tier 1 capital resources of $18.3 billion comprises: $24.3 billion of total shareholder capital resources; less $(3.6) billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $(3.6) billion of local regulatory tiering classifications which are classified as GWS Tier 2 capital resources primarily in Singapore and the Chinese Mainland; plus $1.2 billion of Tier 1 capital resources in policyholder funds.
(3) This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(4) The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(5) Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2023 and 31 December 2022 are shown below, for both the shareholder and the total capital position.

	Shareholder			
	31 Dec 2023		31 Dec 2022	
Impact of market sensitivities	**Surplus ($bn)**	**Coverage ratio**	Surplus ($bn)	Coverage ratio
Base position	**16.1**	**295 %**	15.6	307 %
Impact of:				
10% increase in equity markets	**0.4**	**(3)%**	0.3	(3)%
20% fall in equity markets	**(2.5)**	**(17)%**	(1.9)	(14)%
50 basis points reduction in interest rates	**0.7**	**11 %**	0.4	4%
100 basis points increase in interest rates	**(2.1)**	**(25)%**	(1.1)	(15)%
100 basis points increase in credit spreads	**(1.0)**	**(12)%**	(0.8)	(9)%

I Additional financial information continued

Impact of market sensitivities	Total			
	31 Dec 2023		31 Dec 2022	
	Surplus ($bn)	**Coverage ratio**	Surplus ($bn)	Coverage ratio
Base position	**19.0**	**197 %**	18.1	202 %
Impact of:				
10% increase in equity markets	**1.2**	**1%**	1.2	1 %
20% fall in equity markets	**(4.0)**	**(13)%**	(3.6)	(12) %
50 basis points reduction in interest rates	**0.4**	**3%**	0.0	0 %
100 basis points increase in interest rates	**(1.4)**	**(8)%**	(0.6)	(3) %
100 basis points increase in credit spreads	**(1.4)**	**(7)%**	(1.2)	(6) %

The sensitivity results above reflect the impact on the Group's insurance business operations as at the valuation dates. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case, management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2023, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.5 billion, compared to the GWS shareholder surplus of $16.1 billion and a reconciliation is shown below.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in new business and capabilities, particularly in the areas of Customer, Distribution, Health and Technology, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs. Recognising our conviction in the Group's revised strategy, when determining the annual dividend we look through the investments in new business and investments in capabilities and continue to expect the 2024 annual dividend to grow in the range of 7 to 9 per cent. To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2023. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the 31 December 2022 regulatory GWS capital surplus (over GPCR) of $18.1 billion to $19.0 billion at 31 December 2023 is set out in the table below.

	2023 $bn
Total GWS surplus at 1 Jan (over GPCR)	**18.1**
Shareholder free surplus generation	
In force operating capital generation	**2.1**
Investment in new business	**(0.7)**
Total operating free surplus generation	**1.4**
External dividends	**(0.5)**
Non-operating movements including market movements	**(0.2)**
Other capital movements (including foreign exchange movements)	**(0.5)**
Movement in free surplus (see EEV basis results for further detail)	**0.2**
Other movements in GWS shareholder surplus not included in free surplus	**0.3**
Movement in contribution from GWS policyholder surplus (over GPCR)	**0.4**
Net movement in GWS capital surplus (over GPCR)	**0.9**
Total GWS surplus at 31 Dec (over GPCR)	**19.0**

Further detail on the movement in free surplus of $0.2 billion is included in the Movement in Group free surplus section of the Group's EEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

- Total eligible capital resources has increased by $2.8 billion to $38.6 billion at 31 December 2023 (31 December 2022: $35.8 billion). This includes a $0.9 billion increase in tier 1 group capital to $18.3 billion (31 December 2022: $17.4 billion). The increase in total eligible capital resources and tier 1 group capital is primarily driven by positive operating capital generation over the year, partially offset by external dividends paid, debt redeemed and market movements over the year.
- Total regulatory GPCR has increased by $1.9 billion to $19.6 billion at 31 December 2023 (31 December 2022: $17.7 billion) and the total regulatory GMCR has increased by $0.6 billion to $5.9 billion at 31 December 2023 (31 December 2022: $5.3 billion). The increase in GPCR and GMCR is primarily driven by new business sold over the year, partially offset by the release of capital as the policies mature or are surrendered and market movements over the year.

Reconciliation of Free Surplus to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2023 $bn		
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles*	**14.5**	**6.0**	**8.5**
Restrictions applied in free surplus for China C-ROSS II note (1)	**1.7**	**1.4**	**0.3**
Restrictions applied in free surplus for HK RBC note (2)	**6.1**	**0.7**	**5.4**
Restrictions applied in free surplus for Singapore RBC note(3)	**2.0**	**0.1**	**1.9**
Add GWS policyholder surplus contribution	**14.3**	**11.4**	**2.9**
Total regulatory GWS capital surplus (over GPCR)	**38.6**	**19.6**	**19.0**

* As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

Notes

(1) Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes a requirement to establish a deferred profit liability within EEV net worth which leads to a reduction in EEV free surplus as compared to the C-ROSS II surplus reported for local regulatory purposes. Further differences relate to the treatment of subordinated debt within CPL which is excluded from EEV free surplus and which contributes to C-ROSS II surplus for local regulatory reporting.

(2) EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes HK RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.

(3) EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

I Additional financial information continued

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

	31 Dec 2023 $bn
Group IFRS shareholders' equity	**17.8**
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	**(4.7)**
Add debt treated as capital under GWS note (1)	**3.6**
Asset valuation differences note (2)	**(0.8)**
Remove IFRS 17 contractual service margin (CSM) (including joint ventures and associates) note (3)	**21.0**
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	**0.5**
Differences in associated net deferred tax liabilities note (5)	**0.9**
Other note (6)	**0.3**
Group total GWS capital resources	**38.6**

Notes

(1) As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(2) Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3) The IFRS 17 contractual service margin (CSM) represents a discounted stock of unearned profit which is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroization of future profits) is captured in the liability valuation differences line.
(4) Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5) Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(6) Other differences mainly reflect the inclusion of subordinated debt in Chinese Mainland as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

- For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
- The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
- For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
- For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
- For entities where the Group's interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
- Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
- Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
- At 31 December 2023 all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars;
- The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
- Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii) Analysis of total segment profit by business unit

The table below presents the 2022 results on both AER and CER bases to eliminate the impact of exchange translation.

	2023 $m	2022 $m		2023 vs 2022 %	
		AER	CER	AER	CER
CPL	**368**	271	258	36 %	43 %
Hong Kong	**1,013**	1,162	1,162	(13)%	(13)%
Indonesia	**221**	205	200	8 %	11 %
Malaysia	**305**	340	329	(10)%	(7)%
Singapore	**584**	570	585	2 %	0 %
Growth markets and other					
Philippines	**146**	131	129	11 %	13 %
Taiwan	**115**	116	111	(1)%	4 %
Thailand	**120**	116	117	3 %	3 %
Vietnam	**357**	402	395	(11)%	(10)%
Other	**86**	53	48	62 %	79 %
Share of related tax charges from joint ventures and associate	**(78)**	(90)	(85)	13 %	8 %
Insurance business	**3,237**	3,276	3,249	(1)%	0 %
Eastspring	**280**	260	255	8 %	10 %
Total segment profit	**3,517**	3,536	3,504	(1)%	0 %

(a) Eastspring adjusted operating profit

	2023 $m	2022 AER $m
Operating income before performance-related fees note (1)	**700**	660
Performance-related fees	**(2)**	1
Operating income (net of commission) note (2)	**698**	661
Operating expense note (2)	**(372)**	(360)
Group's share of tax on joint ventures' operating profit	**(46)**	(41)
Adjusted operating profit	**280**	260
Average funds managed or advised by Eastspring	**$225.9bn**	$229.4bn
Margin based on operating income note (3)	**31bps**	29bps
Cost/income ratio note II(v)	**53%**	55%

Notes

(1) Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). As stated in section (b) below, during the year the Group has reclassified funds under management and associated income between Retail and Institutional.

	Retail $m	Margin bps	Institutional $m	Margin bps	Total $m	Margin bps
2023	**353**	**67**	**347**	**20**	**700**	**31**
2022	319	64	341	19	660	29

(2) Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.

(3) Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b) Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised by Eastspring.

During the year the Group has reclassified its funds under management, and associated income, between retail and institutional categories. Amounts are now classified as retail or institutional based on whether the owner of the holding, where known, is a retail or institutional investor. Under the previous basis amounts were classified based on the nature of the investment vehicle in which the amounts were invested. The revised classification presents the funds held by each client type on a more consistent basis, which aligns with typical differences in fee rate basis for each client type. Comparatives have been restated to be on a comparable basis.

I Additional financial information continued

	31 Dec 2023 $bn	31 Dec 2022 AER $bn
External funds under management, excluding funds managed on behalf of M&G plc note (1)		
Retail	**50.8**	42.7
Institutional	**31.6**	28.7
Money market funds (MMF)	**11.8**	10.5
	94.2	81.9
Funds managed on behalf of M&G plc note (2)	**1.9**	9.3
External funds under management	**96.1**	91.2
Internal funds:		
Internal funds under management	**110.0**	104.1
Internal funds under advice	**31.0**	26.1
	141.0	130.2
Total funds under management or advice note (3)	**237.1**	221.4

Notes

(1) Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2023 $m	2022 AER $m
At 1 Jan	**81,949**	93,956
Market gross inflows	**91,160**	81,942
Redemptions	**(85,983)**	(84,397)
Market and other movements	**6,997**	(9,552)
At 31 Dec*	**94,123**	81,949

* The analysis of movements above includes $11,775 million relating to Asia Money Market Funds at 31 December 2023 (31 December 2022: $10,495 million). Investment flows for 2023 include Eastspring Money Market Funds gross inflows of $66,340 million (2022: $61,063 million) and net inflows of $1,123 million (2022: net outflows of $(869) million).

(2) Movements in funds managed on behalf of M&G plc are analysed below:

	2023 $m	2022 AER $m
At 1 Jan	**9,235**	11,529
Net flows	**(7,604)**	(765)
Market and other movements	**293**	(1,529)
At 31 Dec	**1,924**	9,235

(3) Total funds under management or advice are analysed by asset class below:

	31 Dec 2023						31 Dec 2022* AER	
	Funds under management		Funds under advice		Total		Total	
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	**50.7**	**25%**	**1.4**	**5%**	**52.1**	**22 %**	45.5	21%
Fixed income	**40.6**	**20%**	**3.3**	**11%**	**43.9**	**19 %**	47.9	22%
Multi-asset	**99.9**	**48%**	**26.2**	**84%**	**126.1**	**53 %**	114.1	51%
Alternatives	**2.0**	**1%**	**0.1**	**0%**	**2.1**	**1 %**	2.2	1%
Money Market Funds	**12.9**	**6%**	**–**	**0%**	**12.9**	**5 %**	11.7	5%
Total funds	**206.1**	**100%**	**31.0**	**100%**	**237.1**	**100 %**	221.4	100 %

* The presentation of asset classes has been expanded to better reflect the Eastspring management view and how products are sold and marketed to clients. Multi-asset funds include a mix of debt, equity and other investments. Comparatives have been presented on a comparable basis.

I(iii) Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2023 $bn	31 Dec 2022 AER $bn
Internal funds	**183.3**	166.3
Eastspring external funds, including M&G plc (as analysed in note I(ii) above)	**96.1**	91.2
Total Group funds under management note	**279.4**	257.5

Note
Total Group funds under management comprise:

	31 Dec 2023 $bn	31 Dec 2022 AER $bn
Total investments held on the balance sheet*	**162.9**	149.9
External funds of Eastspring, including M&G plc	**96.1**	91.2
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	**20.4**	16.4
Total Group funds under management	**279.4**	257.5

* 'Includes 'Investment in joint ventures and associates accounted for using the equity method' as shown on the balance sheet.

I(iv) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2023 $m	2022 AER $m
Net cash remitted by business units note (1)	**1,611**	1,304
Net interest paid note (2)	**(51)**	(204)
Corporate expenditure note (3)	**(271)**	(232)
Centrally funded recurring bancassurance fees	**(182)**	(220)
Total central outflows	**(504)**	(656)
Holding company cash flow before dividends and other movements	**1,107**	648
Dividends paid	**(533)**	(474)
Operating holding company cash flow after dividends but before other movements	**574**	174
Other movements		
Issuance and redemption of debt	**(393)**	(1,729)
Other corporate activities note (4)	**226**	248
Total other movements	**(167)**	(1,481)
Net movement in holding company cash flow	**407**	(1,307)
Cash and short-term investments at 1 Jan note (5)	**3,057**	3,572
Foreign exchange movements	**52**	(113)
Inclusion of amounts at 31 Dec from additional centrally managed entities note (6)	**–**	905
Cash and short-term investments at 31 Dec	**3,516**	3,057

Notes
(1) Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances are net of cash advanced to CPL of $176 million in anticipation of a future capital injection as described in Note D3 of the IFRS financial statements.
(2) Following the update to the definition of holding company cash and short term investments at 31 December 2022, higher levels of interest and investment income were earned in 2023, largely on the balances brought into the updated definition. This together with lower interest payments led to a reduction in net interest paid in 2023 as compared with the prior year.
(3) Including IFRS 17 implementation and restructuring costs paid in the year.
(4) Cash inflows for other corporate activities were $226 million (2022: $248 million) comprising largely of proceeds received from the sale of our remaining shares in Jackson Financial Inc., as well as dividend receipts.
(5) Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance, as shown in the reconciliation below.
(6) The definition of holding company cash and short-term investments was updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022.

The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations)held on the IFRS balance sheet (as shown in note C1) and Cash and short-term investments at 31 December as shown above:

	31 Dec 2023 $m	31 Dec 2022 $m
Cash and cash equivalents of Central operations held on balance sheet	**1,590**	1,809
Less: amounts from commercial paper	**(699)**	(501)
Add: Deposits with credit institutions of Central operations held on balance sheet	**2,625**	1,749
Cash and short-term investments	**3,516**	3,057

I(v) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus

The table below shows how the EEV value of in-force business (VIF) and the associated required capital for long-term insurance business operations are projected as emerging into free surplus over the next 40 years. Although circa 6 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2023 results.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2023, the table also presents the future free surplus expected to be generated from the investment made in new business during 2023 over the same 40-year period.

	31 Dec 2023 $m			
	Expected generation from all in-force business*		Expected generation from new business written in 2023*	
Expected period of emergence	Undiscounted	Discounted	Undiscounted	Discounted
2024	2,360	2,274	294	283
2025	2,325	2,118	195	173
2026	2,314	1,989	207	175
2027	2,283	1,849	199	161
2028	2,171	1,667	209	159
2029	2,122	1,538	209	151
2030	2,068	1,422	199	139
2031	2,057	1,335	204	133
2032	2,072	1,272	198	124
2033	2,023	1,177	214	127
2034	1,997	1,091	242	136
2035	1,995	1,032	243	129
2036	1,972	969	224	115
2037	1,980	924	231	112
2038	1,964	868	224	103
2039	1,965	826	201	91
2040	1,979	788	201	86
2041	1,990	751	202	83
2042	1,985	710	200	79
2043	1,983	674	207	77
2044-2048	9,852	2,837	968	319
2049-2053	9,900	2,131	944	243
2054-2058	9,740	1,526	983	205
2059-2063	9,738	1,096	899	141
Total free surplus expected to emerge in the next 40 years	80,835	32,864	8,097	3,544

* The analysis excludes amounts incorporated into VIF and required capital at 31 December 2023 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2063.

The expected free surplus generation from new business written in 2023 can be reconciled to the new business profit as follows:

	2023 $m
Undiscounted expected free surplus generation for years 2024 to 2063	8,097
Less: discount effect	(4,553)
Discounted expected free surplus generation for years 2024 to 2063	3,544
Discounted expected free surplus generation for years after 2063	278
Discounted expected free surplus generation from new business written in 2023	3,822
Free surplus investment in new business	(733)
Other items*	36
New business profit	3,125

* Other items represent the impact of the TVOG on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for long-term business operations as follows:

	31 Dec 2023 $m
Discounted expected generation from all in-force business for years 2024 to 2063	32,864
Discounted expected generation from all in-force business for years after 2063	2,359
Discounted expected generation from all in-force business at 31 Dec 2023	35,223
Free surplus of long-term business operations at 31 Dec 2023	6,144
Other items*	161
EEV for long-term business operations	41,528

* Other items represent the impact of the TVOG and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2023 can be reconciled to the amount that was expected to be generated at 31 December 2022 as follows:

	2023 $m	2024 $m	2025 $m	2026 $m	2027 $m	2028 $m	Other $m	Total $m
2022 expected free surplus generation for years 2023 to 2062	2,658	2,327	2,201	2,155	2,087	2,010	66,078	79,516
Less: Amounts expected to be realised in the current year	(2,658)	–	–	–	–	–	–	(2,658)
Add: Expected free surplus to be generated in year 2063 (excluding 2023 new business)	–	–	–	–	–	–	1,957	1,957
Foreign exchange differences	–	(9)	(9)	(9)	(9)	(8)	(245)	(289)
New business	–	294	195	207	199	209	6,993	8,097
Operating movements	–	(70)	6	25	85	38	487	571
Non-operating and other movements	–	(182)	(68)	(64)	(79)	(78)	(5,888)	(6,359)
2023 expected free surplus generation for years 2024 to 2063		2,360	2,325	2,314	2,283	2,171	69,382	80,835

At 31 December 2023, the total free surplus expected to be generated over the next five years (2024 to 2028 inclusive) for long-term business operations, using the same assumptions and methodology as those underpinning 2023 embedded value reporting, was $11.5 billion (31 December 2022: $11.4 billion).

At 31 December 2023, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for long-term business operations is $80.8 billion, $1.3 billion higher than the $79.5 billion expected at the end of 2022. The increase is driven by new business offset by the effect of adverse market and other movements.

Actual underlying free surplus generated in 2023 from long-term business in force at the end of 2022, before restructuring and IFRS 17 implementation costs, was $2.5 billion, after allowing for $(0.4) billion of changes in operating assumptions and experience variances. This compares with the expected 2023 realisation at the end of 2022 of $2.7 billion and can be analysed further as follows:

	2023 $m
Expected transfer from in-force business to free surplus	2,635
Expected return on existing free surplus	234
Changes in operating assumptions and experience variances	(383)
Underlying free surplus generated from long-term business in force before restructuring and IFRS 17 implementation costs	2,486
2023 free surplus expected to be generated at 31 December 2022	2,658

I(vi) Share schemes

The Company operates a number of share schemes and plans which are described below. The purpose of these arrangements are to incentivise and retain eligible employees of the Group or, in the case of the Agency LTIP and the ISSOSNE, eligible agents based in certain business units of the Group through the grant of options over, and awards of, shares in Prudential plc.

The number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under (i) these plans and any other share scheme adopted by Prudential plc and its subsidiaries may not exceed 10 per cent of the issued ordinary share capital of Prudential plc from time to time, and (ii) the Agency LTIP and the ISSOSNE to participants who qualify as "service providers" (as defined under the Hong Kong Listing Rules) may not exceed 2 per cent of the issued ordinary share capital of Prudential plc from time to time. In addition, the number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under any scheme or plan in which Executive Directors participate or any other discretionary employee share scheme adopted by Prudential plc and its subsidiaries may not exceed 5 per cent of the issued ordinary share capital of Prudential plc and its subsidiaries from time to time. Prudential plc shares transferred out of treasury will count towards these limits for so long as this is required under institutional shareholder guidelines.

As at 1 January 2023 and 31 December 2023, the shareholder dilution under (i) all share schemes adopted by Prudential plc and its subsidiaries represented 0.77 per cent and 0.52 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Scheme Mandate'), and (ii) the Agency LTIP and the ISSOSNE represented 0.01 per cent and 0.06 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Service Provider Sublimit'). Accordingly, the number of Prudential plc shares available for grant in respect of all options and awards under (i) the Scheme Mandate at the beginning and the end of the year ended 31 December 2023 are 195,037,628 and 206,246,097 respectively and (ii) the Service Provider Sublimit at the beginning and the end of the year ended 31 December 2023 are 39,455,724 and 39,807,882 respectively.

The number of Prudential plc shares that may be issued in respect of share options and awards granted under all share option schemes and share award schemes during the year ended 31 December 2023 divided by the weighted average number of Prudential plc shares in issue for the year ended 31 December 2023 is 0.50 per cent.

The weighted average share price of Prudential plc for the period ended 31 December 2023 was £10.46 (31 December 2022: £10.33).

Prudential calculates the fair value of options and awards in accordance with the applicable accounting standards and policies adopted for preparing the consolidated financial statements. More detail on the methodology and assumptions used is given in note B2.2 to the IFRS financial statements.

No payment is payable on application for, or acceptance of, any award made under any of the share schemes or plans operated by the Company.

Waivers from strict compliance with the Hong Kong Listing Rules

In relation to the PLTIP 2023, a waiver from strict compliance with Rule 17.03B(1) of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time. The PLTIP 2023 must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the Agency LTIP, a waiver from strict compliance with Rule 17.03B(1) and Rule 17.03F of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; and (ii) the vesting period for awards may be less than 12 months in the following circumstances: (a) where a participant ceases to be an insurance agent for the reasons set out under the Agency LTIP (ie redundancy, injury or disability, retirement or the participant's employing entity or business ceasing to be part of the Prudential group), the Remuneration Committee may allow an award to vest in part or in full before the original vesting date, taking into consideration the performance conditions which have been satisfied, the number of months between date of grant and the cessation date and other factors including personal conduct of the participant; (b) if a participant ceases to be an insurance agent before the original vesting date and the Remuneration Committee decides that the award will not lapse, the award must vest in part or in full on the date of cessation if the participant is a US taxpayer; (c) if a participant ceases to be an insurance agent before the vesting date for any other reason, including where an agent resigns due to personal circumstances such as family relocation or a career change (other than death or summary termination of employment), the Remuneration Committee may allow an award to vest in part or in full; (d) the Remuneration Committee may allow an award to vest in part or in full if there is a change of control of Prudential plc or if a compromise or arrangement has been sanctioned by the Court under the Companies Act 2006; (e) the Remuneration Committee may allow an award to vest in part or in full if Prudential plc is or is expected to be affected by any demerger, dividend in specie, super dividend or other transaction (such as entry into a joint venture with a third party and such transaction negatively impacts share price of Prudential plc, or a secondary capital raising, other than the transactions prescribed under the Rule 10.1 of the Agency LTIP); and (f) for a participant who is a US taxpayer, if a delay due to vesting conditions, dealing restrictions or an investigation into malus circumstances would postpone the issue of transfer of shares of Prudential plc or cash equivalent beyond a prescribed period within the meaning of the US Tax Code, the Remuneration Committee may cause a share award to vest in part or in full. The Agency LTIP must also be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the UK SAYE, a waiver from strict compliance with Rule 17.03B(1) and Rule 17.03E of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the closing middle-market quotation of a share of Prudential plc as derived from the Daily Official List of the London Stock Exchange (or, if the Board so determines, the closing price as derived from the daily quotations sheet of the Hong Kong Stock Exchange) for the business day before the date of invitation or, if the Board so determines, the arithmetic average of the middle-market quotations or closing prices of a share of Prudential plc on the London Stock Exchange or the Hong Kong Stock Exchange for the three business

days before the date of invitation; and (iii) the UK SAYE rules do not provide for the cancellation of options granted, in line with UK tax legislation and HMRC guidance. The UK SAYE must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

In relation to the ISSOSNE, a waiver from strict compliance with Rule 17.03B(1), Rule 17.03E and Rule 17.03F of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange on 11 April 2023 such that (i) the total number of shares of Prudential plc that may be issued under the share plans of Prudential plc in any 10-year rolling period will not exceed 10 per cent of shares in issue from time to time; (ii) the option exercise price will not be less than 80 per cent of the arithmetic average of the middle-market quotation of a share of Prudential plc as derived from the Daily Official List of the London Stock Exchange (or, if the Board so determines, the daily quotations sheet of the Hong Kong Stock Exchange) for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted; and (iii) the vesting period for options may be less than 12 months in the following circumstances: (a) where the Board has discretion to decide, in accordance with the Board's internal guidelines (which set out the eligibility criteria for the nomination of agents to participate in the ISSOSNE, such as exclusivity of services, average number of hours working for Prudential plc and profits generated) as applicable from time to time, whether an option shall be exercisable if the option holder ceases to be an eligible participant. The Board may consider exercising the aforementioned discretion in compassionate circumstances, such as where a participant has left the group due to a terminal illness diagnosis; (b) options can be exercisable within 6 months after a change in control of Prudential plc; (c) options can be exercisable at any time during the period from when a compromise or arrangement is sanctioned by the Court under the Companies Act 2006 until when such compromise or arrangement becomes effective; and (d) options can be exercisable within 2 months after a resolution has been passed for the voluntary winding up of Prudential plc. The ISSOSNE must also continue to be in compliance with the UK Listing Rules and other applicable UK laws.

Share schemes funded by new shares of Prudential

The arrangements in operation which may be funded by new issue shares of Prudential plc are the Prudential Long Term Incentive Plan 2023 (PLTIP 2023), the Prudential Agency Long-Term Incentive Plan (Agency LTIP), the Prudential Sharesave Plan 2023 (Sharesave 2023) and the Prudential International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE).

The Prudential Long Term Incentive Plan (PLTIP 2013) and the Prudential 2013 Savings-Related Share Option Scheme (UK SAYE 2013) have been discontinued for use since their expiry on 16 May 2023, but any awards and options that remain outstanding under them may be funded by new issue shares of Prudential plc.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
PLTIP 2023 Any employee of a Group Company may be selected to be granted an award.	The total number of securities available for issue under the scheme is 1,650,790 which represents 0.060 per cent of the issued share capital at 31 December 2023.	Awards will not be granted over Prudential plc shares with a market value in excess of 550% of salary, in respect of any financial year of the Company (save in the case of any recruitment awards that compensate for entitlements forfeited on leaving a former employer). In addition, no awards will be granted if it will cause the Prudential plc shares over which all awards or options granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier (i) if they are recruitment awards, (ii) upon a takeover of Prudential plc or similar corporate event or (iii) if a participant leaves with good-leaver status or passes away.	Awards structured as nil or nominal-cost options will normally be exercisable from vesting (or, where an award is subject to a holding period, release) until the tenth anniversary of the grant date.	The plan is due to expire on 25 May 2033.

I Additional financial information continued

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Agency LTIP Any agent, who is a person who provides sales services to any Group Company under a contract for services, excluding any connected person, may be selected to be granted an Award.	The total number of securities available for issue under the scheme is 236,524 which represents 0.009 per cent of the issued share capital at 31 December 2023.	No awards will be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier (i) if a participant passes away, or (ii) in the circumstances described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	One month from vesting (or two months if an extension is agreed with Prudential). The exercise price is the nominal value of a Prudential plc share.	The plan is due to expire on 25 May 2033.
Sharesave 2023 Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	The total number of securities available for issue under the scheme is 107,968 which represents 0.004 per cent of the issued share capital at 31 December 2023.	Options will not be granted if it would result in the participant's monthly contributions to the Sharesave 2023 exceeding £500. In addition, no options will be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12 months period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised early (i) upon a takeover of Prudential plc or (ii) if a participant leaves with good leaver status or passes away.	Six months from the conclusion of the savings contract the participant enters into in connection with the UK SAYE. Options may be exercisable for a period of 12 months if a participant passes away. The option exercise price is described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	The plan is due to expire on 25 May 2033.
ISSOSNE Any agent can participate who has been continuously engaged under a contract for service by a Participating Company for at least six months.	The total number of securities available for issue under the scheme is 1,563,247 which represents 0.057 per cent of the issued share capital at 31 December 2023.	Options will not be granted if it would result in the participant's monthly contributions to the ISSOSNE exceeding the local currency equivalent of £500 or if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant, though the Board may determine an alternative period depending on the length of the relevant savings contract the participant enters into in connection with the ISSOSNE. Options may vest early (i) if a participant passes away or (ii) in the circumstances described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The option exercise price is described in the 'Waivers from strict compliance with the Hong Kong Listing Rules' section above .	The plan is due to expire on 25 May 2033.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
PLTIP 2013 Any employee of a Group Company may be selected to be granted an award.	n/a	No awards have been granted under the plan since its expiry on 16 May 2023. Before the expiry of the plan, awards were not granted over Prudential plc shares with a market value in excess of 550% of salary.	Normally three years from grant. Awards may vest earlier (i) upon a takeover or winding up of Prudential plc or (ii) if a participant leaves with good-leaver status or passes away.	n/a	The plan expired on 16 May 2023.
UK SAYE 2013 Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	No options have been granted under the plan since its expiry on 16 May 2023. Before the expiry of the plan, no options were granted if it would have resulted in the participant's monthly contributions to the UK SAYE 2013 exceeding the statutory maximum at the relevant time.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised vest early (i) upon a takeover or voluntary winding up of Prudential plc, or (ii) if a participant leaves with good leaver status or passes away.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The price per share payable on the exercise of an option will have been determined by the Board and will have been no less than 80 per cent of the share price of Prudential plc for the average share price of Prudential plc for the three dealing days before the issue of invitations to employees to participate in the UK SAYE 2013.	The plan expired on 16 May 2023.

I Additional financial information continued

The following analysis shows the movement in each share plan for the year ended 31 December 2023:

(a) PLTIP

Vesting period		Fair value at grant date		Number of shares under awards								
Date of grant	Vesting date	PLTIP TSR	PLTIP IFRS	Beginning of year	Transferred	Granted	Vested	Cancelled	Lapsed/ forfeited	End of year	Closing share price[2]	Weighted average share price[3]
		£	£								£	£
09 Apr 20	09 Apr 23	4.71	10.47	**1,252,696**	**–**	**–**	**(643,741)**	**–**	**(608,955)**	**–**	**n/a**	**11.69**
15 May 20	15 May 23	5.37	10.5	**695,342**	**–**	**–**	**(316,759)**	**–**	**(378,583)**	**–**	**n/a**	**11.53**
24 Jun 20	24 Jun 23	4.89	11.78	**6,677**	**–**	**–**	**(3,039)**	**–**	**(3,638)**	**–**	**n/a**	**10.93**
07 Apr 21	07 Apr 24	8.37	15.67	**332,580**	**–**	**–**	**–**	**–**	**(28,204)**	**304,376**	**n/a**	**n/a**
21 Apr 21	21 Apr 24	7.39	14.93	**113,145**	**–**	**–**	**–**	**–**	**(7,711)**	**105,434**	**n/a**	**n/a**
17 May 21	17 May 24	7.52	14.96	**613,847**	**–**	**–**	**–**	**–**	**(190,095)**	**423,752**	**n/a**	**n/a**
05 Apr 22	05 Apr 25	2.28	11.34	**781,078**	**–**	**–**	**–**	**(94,770)**	**(428,960)**	**257,348**	**n/a**	**n/a**
27 May 22	27 May 25	1.90	10.30	**270,126**	**–**	**–**	**–**	**–**	**(148,344)**	**121,782**	**n/a**	**n/a**
22 May 23	22 May 26	5.28	11.83	**–**	**–**	**199,991**	**–**	**–**	**(199,991)**	**–**	**11.78**	**n/a**
30 May 23	30 May 26	4.85	11.25	**–**	**–**	**438,098**	**–**	**–**	**–**	**438,098**	**11.25**	**n/a**
Total PLTIP				**4,065,491**		**638,089**	**(963,539)**	**(94,770)**	**(1,994,481)**	**1,650,790**		
Representing:												
Directors[1, 2]				**1,662,084**	**(1,662,084)**	**438,098**				**438,098**		
Other employees				**2,403,407**	**1,662,084**	**199,991**	**(963,539)**	**(94,770)**	**(1,994,481)**	**1,212,692**		
Total PLTIP				**4,065,491**	**–**	**638,089**	**(963,539)**	**(94,770)**	**(1,994,481)**	**1,650,790**		

Notes
(1) Disclosure of movement in share awards for each individual Director is set out in the Directors Remuneration Report.
(2) PLTIP awards have performance conditions attached, and these are set out in the Directors Remuneration Report.
(3) Closing share price is quoted before grant date.
(4) Weighted average price is calculated based on closing share price before vesting date.

(b) Agency LTIP

Vesting period			Number of shares under awards						
Date of grant	Vesting date	Fair value at grant date	Beginning of year	Granted	Vested	Lapsed/ Forfeited	End of year	Closing share price[2]	Weighted average share price[3]
		£						£	£
04 Apr 17	04 Apr 24	13.17	**43,281**	**–**	**(42,199)**	**(1,082)**	**–**	**n/a**	**11.70**
02 Apr 19	02 Apr 22	14.73	**1,121**	**–**	**(1,121)**	**–**	**–**	**n/a**	**11.46**
09 Apr 20	09 Apr 23	9.45	**2,545,488**	**–**	**(2,454,250)**	**(91,238)**	**–**	**n/a**	**11.75**
22 Sep 20	09 Apr 23	9.85	**30,955**	**–**	**(30,955)**	**–**	**–**	**n/a**	**11.75**
16 Dec 20	09 Apr 23	12.57	**10,673**	**–**	**(10,673)**	**–**	**–**	**n/a**	**11.75**
07 Apr 21	07 Apr 24	14.58	**120,969**	**–**	**–**	**(11,860)**	**109,109**	**n/a**	**n/a**
18 Jun 21	07 Apr 24	13.70	**14,600**	**–**	**–**	**(586)**	**14,014**	**n/a**	**n/a**
07 Oct 21	07 Apr 24	14.75	**5,227**	**–**	**–**	**–**	**5,227**	**n/a**	**n/a**
27 May 22	05 Apr 25	10.03	**41,725**	**–**	**–**	**–**	**41,725**	**n/a**	**n/a**
30 May 23	12 Apr 26	10.83	**–**	**66,449**	**–**	**–**	**66,449**	**11.25**	**n/a**
Total Agency LTIP[1]			**2,814,039**	**66,449**	**(2,539,198)**	**(104,766)**	**236,524**		

Notes
(1) All of the participants of this scheme are service providers.
(2) Closing share price is quoted before grant date.
(3) Weighted average price is calculated based on closing share price before vesting date.

(c) UK SAYE

Date of grant	Exercise price	Exercise period: Beginning	Exercise period: End	Fair value at grant date	Number of shares under options: Beginning of year	Transferred	Granted	Exercised	Cancelled	Lapsed/ Forfeited	End of year	Closing share price [2]	Weighted average share price [3]
	£			£								£	£
21 Sep 17	14.55	01 Dec 22	31 May 23	3.71	**2,061**	**–**	**–**	**–**	**–**	**(2,061)**	**–**	**n/a**	**n/a**
29 Nov 19	11.18	01 Jan 23	30 Jun 23	3.28	**28,190**	**–**	**–**	**(10,697)**	**(4,347)**	**(12,180)**	**966**	**n/a**	**11.18**
29 Nov 19	11.18	01 Jan 25	30 Jun 25	3.69	**5,366**	**–**	**–**	**–**	**(2,683)**	**–**	**2,683**	**n/a**	**n/a**
22 Sep 20	9.64	01 Dec 23	31 May 24	1.90	**37,046**	**–**	**–**	**(1,015)**	**(2,800)**	**(10,089)**	**23,142**	**n/a**	**9.64**
22 Sep 20	9.64	01 Dec 25	31 May 26	2.04	**3,174**	**–**	**–**	**–**	**–**	**–**	**3,174**	**n/a**	**n/a**
08 Dec 21	12.02	01 Jan 25	30 Jun 25	3.03	**6,700**	**–**	**–**	**(553)**	**(1,047)**	**(2,739)**	**2,361**	**n/a**	**12.02**
08 Dec 21	12.02	01 Jan 27	30 Jun 27	3.65	**49**	**–**	**–**	**–**	**–**	**–**	**49**	**n/a**	**n/a**
23 Sep 22	7.37	01 Dec 25	31 May 26	3.08	**47,346**		**–**	**(1,355)**	**–**	**(13,785)**	**32,206**	**n/a**	**7.37**
23 Sep 22	7.37	01 Dec 27	31 May 28	3.63	**12,372**		**–**	**–**	**–**	**–**	**12,372**	**n/a**	**n/a**
01 Oct 23	7.75	01 Dec 26	31 May 27	2.62	**–**		**19,428**	**–**	**(478)**	**–**	**18,950**	**8.89**	**n/a**
01 Oct 23	7.75	01 Dec 28	31 May 29	3.21	**–**		**12,065**	**–**	**–**	**–**	**12,065**	**8.89**	**n/a**
Total SAYE					**142,304**	**–**	**31,493**	**(13,620)**	**(11,355)**	**(40,854)**	**107,968**		
Representing:													
Directors[1]					**3,298**	**(3,298)**		**–**	**–**	**–**	**–**		
Other employees					**139,006**	**3,298**		**(13,620)**	**(11,355)**	**(40,854)**	**107,968**		
Total SAYE					**142,304**	**–**		**(13,620)**	**(11,355)**	**(40,854)**	**107,968**		

Notes
(1) Disclosure of movement in share awards for each individual Director is set out in the Directors Remuneration Report.
(2) Closing share price is quoted before grant date.
(3) Weighted average price is calculated based on closing share price before vesting date.

(d) ISSOSNE

Date of grant	Exercise price	Exercise period: Beginning	Exercise period: End	Fair value at grant date	Number of shares under options: Beginning of year	Granted	Exercised	Cancelled	Lapsed/ Forfeited	End of year	Closing share price[2]	Weighted average share price[3]
	£			£							£	£
21 Sep 16	9.56	01 Dec 21	31 May 22	**3.31**	**324**	**–**	**–**	**–**	**(324)**	**–**	**n/a**	**n/a**
21 Sep 17	12.59	01 Dec 22	31 May 23	**3.71**	**102,320**	**–**	**(25,679)**	**(76,641)**	**–**	**–**	**n/a**	**12.18**
18 Sep 18	12.07	01 Dec 23	31 May 24	**3.61**	**130,364**	**–**	**–**	**(69,928)**	**–**	**60,436**	**n/a**	**n/a**
02 Oct 19	9.62	01 Dec 22	31 May 23	**2.85**	**157,918**	**–**	**(143,709)**	**(14,209)**	**–**	**–**	**n/a**	**9.31**
02 Oct 19	9.62	01 Dec 24	31 May 25	**2.98**	**216,075**	**–**	**–**	**(5,477)**	**(1,289)**	**209,309**	**n/a**	**n/a**
22 Sep 20	9.64	01 Dec 23	31 May 24	**1.90**	**198,742**	**–**	**–**	**(60,639)**	**(520)**	**137,583**	**n/a**	**n/a**
22 Sep 20	9.64	01 Dec 25	31 May 26	**2.04**	**150,481**	**–**	**(237)**	**(2,894)**	**(1,608)**	**145,742**	**n/a**	**9.33**
02 Nov 21	11.89	01 Dec 24	31 May 25	**3.91**	**185,545**	**–**	**–**	**(13,872)**	**(620)**	**171,053**	**n/a**	**n/a**
02 Nov 21	11.89	01 Dec 26	31 May 27	**4.46**	**174,681**	**–**	**–**	**(8,322)**	**(252)**	**166,107**	**n/a**	**n/a**
21 Sep 22	7.37	01 Dec 25	31 May 26	**3.13**	**220,733**	**–**	**–**	**(6,294)**	**(17,700)**	**196,739**	**n/a**	**n/a**
21 Sep 22	7.37	01 Dec 27	31 May 28	**3.59**	**178,805**	**–**	**–**	**(2,035)**	**(17,046)**	**159,724**	**n/a**	**n/a**
01 Oct 23	7.75	01 Dec 26	31 May 27	**2.62**	**–**	**210,911**	**–**	**(16,203)**	**–**	**194,708**	**8.89**	**n/a**
01 Oct 23	7.75	01 Dec 28	31 May 29	**3.21**	**–**	**133,456**	**–**	**(11,610)**	**–**	**121,846**	**8.89**	**n/a**
Total ISSOSNE[1]					**1,715,988**	**344,367**	**(169,625)**	**(288,124)**	**(39,359)**	**1,563,247**		

Notes
(1) All of the participants of this scheme are service providers.
(2) Closing share price is quoted before grant date.
(3) Weighted average price is calculated based on closing share price before vesting date.

I Additional financial information continued

Share schemes funded by existing shares of Prudential

The arrangements in operation which are funded by existing shares of Prudential plc include the Prudential Global Long Term Incentive Plan (PG LTIP) (formerly known as the Prudential Asia and Africa Long Term Incentive Plan (PAA LTIP)), the Restricted Share Plan (RSP), the UK Share Incentive Plan (UK SIP), the Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus) and a number of deferred bonus plans, namely the Prudential Deferred Annual Incentive Plan 2023 (Deferred AIP), the Prudential Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan (PDBP) (formerly known as the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP)). The Prudential Deferred Annual Incentive Plan (DAIP) has been discontinued for use since its expiry on 30 September 2023, but any awards that remain outstanding under it may be funded by existing shares of Prudential plc.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Global Long Term Incentive Plan (PG LTIP) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award that is not a deferral model award. Any current or former non-director employee of a Group Company may be selected to be granted a deferral model award.	The total number of securities available for issue under the scheme is 8,016,819 which represents 0.292 per cent of the issued share capital at 31 December 2023.	The size of PG LTIP awards is determined on a case by case basis.	Normally three years from grant. Where a deferral model is used, awards may vest on the first, second and third anniversary of the grant date in tranches of a third of the award. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status or passes away.	In the case of any nil-cost options granted under the PG LTIP, a period of six months from vesting.	The PGLTIP does not have a fixed expiry date.
Restricted Share Plan (RSP) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 371,894 which represents 0.014 per cent of the issued share capital at 31 December 2023.	Awards will not be granted over Prudential plc shares with a market value in excess of 600% of salary, in respect of any financial year of the Company.	Normally three years from grant. Awards may vest earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	In the case of any nil-cost awards granted under the RSP, normally a period of 12 months from vesting.	The RSP is due to expire on 30 June 2025.

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Group Share Incentive Plan (UK SIP) Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	In the case of free shares, up to £3,600 worth of Prudential plc shares in respect of any UK tax year. In the case of partnership shares (bought with the participant's own funds), Prudential plc shares worth up to the lower of £1,800 or 10% of salary, in respect of any UK tax year. In the case of matching shares, a ratio of matching shares to partnership shares not greater than two free (matching) Prudential plc shares for every one partnership share bought.	Partnership shares (bought with the participant's own funds) may be withdrawn at any time. For free, matching and dividend shares, awards must be held in the UK SIP for three years. Free, matching and dividend shares may be withdrawn earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	Partnership and dividend shares are acquired at the market value of a Prudential plc share. There is no acquisition cost in the case of free shares and matching shares.	The UK SIP rules are due to expire in 2080 on the expiry of the UK SIP trust.
Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not an executive director, can participate.	n/a	The maximum amount a participant may contribute to PruSharePlus is the lower of 10% of salary or £5,000.	Matching awards normally vest one year from the end of the period in respect of which the related shares purchased with the participant's contributions were acquired. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status.	Purchased shares are acquired at the market value of a Prudential plc share. There is no acquisition cost for matching awards.	The PruSharePlus expired on 7 March 2024.
Prudential Deferred Annual Incentive Plan 2023 (Deferred AIP)) Any employee of a Group Company who has received a bonus may be selected to be granted an award.	The total number of securities available for issue under the scheme is 602,078 which represents 0.022 per cent of the issued share capital at 31 December 2023.	Awards will not be granted over Prudential plc shares with a market value in excess of the deferred proportion of the bonus received (save in the case of any recruitment awards that compensate for entitlements forfeited on leaving a former employer).	The normal vesting date for each award under the Deferred DAIP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil or nominal-cost options granted to (i) a current employee, normally a period of ten years from vesting, and (i) a former employee, normally a period of 12 months from vesting.	The Deferred AIP is due to expire on 29 November 2032.

I Additional financial information continued

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Group Deferred Bonus Plan (GDBP) Any employee of a Group Company, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 3,810 which represents 0.000 per cent of the issued share capital at 31 December 2023.	The size of GDBP awards is determined on a case by case basis.	The normal vesting date for each award under the GDBP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the GDBP, a period of six months from vesting.	The GDBP does not have a fixed expiry date.
Prudential Deferred Bonus Plan (PDBP) Any employee of a Group Company who has not given or been given notice of termination of employment (unless otherwise decided in any particular case), and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 572,191 which represents 0.021 per cent of the issued share capital at 31 December 2023.	The size of PDBP awards is determined on a case by case basis.	The normal vesting date for each award under the PDBP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc, if a participant leaves with good leaver status or passes away.	In the case of any nil-cost options granted under the PDBP, a period of six months from vesting.	The PDBP does not have a fixed expiry date.
Deferred Annual Incentive Plan (DAIP) Any employee of a Group Company who has not given or been given notice of termination of employment (unless otherwise decided in any particular case), and is not a director, may be selected to be granted an award.	n/a	No awards have been granted under the DAIP since its expiry on 30 September 2023. Before the expiry of the DAIP, the size of awards was determined on a case by case basis.	The normal vesting date for each award under the DAIP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the DAIP, a period of six months from vesting.	The DAIP expired on 30 September 2023.

The following analysis shows the movement in each share plan for the year ended 31 December 2023:

Vesting period		Fair value at grant date	Number of shares under awards[1]						Closing share price[3]	Weighted average share price[4]
Date of grant	Vesting date		Beginning of year	Granted	Vested/ Released	Cancelled	Lapsed/ Forfeited	End of year		
		£							£	£
Restricted Share Plan (RSP)										
11 Dec 19	11 Dec 22	13.19	**152,467**	**–**	**(78,782)**	**–**	**(73,685)**	**–**	**n/a**	**11.64**
09 Apr 20	01 Apr 22 – 09 Apr 23	9.45 – 10.47	**139,992**	**85**	**(140,077)**	**–**	**–**	**–**	**n/a**	**11.68**
24 Jun 20	28 Feb 22 – 16 Jun 23	10.72 – 11.78	**9,332**	**–**	**(9,332)**	**–**	**–**	**–**	**n/a**	**10.54**
22 Sep 20	01 Feb 22 – 24 Jun 23	4.39 – 10.74	**1,206**	**–**	**(667)**	**–**	**(539)**	**–**	**n/a**	**9.15**
16 Dec 20	31 Mar 22 – 01 Apr 23	12.58 – 14.93	**19,516**	**–**	**(19,516)**	**–**	**–**	**–**	**n/a**	**11.26**
07 Apr 21	20 Jan 22 – 01 Apr 25	14.24 – 15.38	**55,890**	**–**	**(22,827)**	**–**	**(630)**	**32,433**	**n/a**	**10.84**
21 Apr 21	21 Apr 24	14.93	**2,292**	**–**	**–**	**–**	**(467)**	**1,825**	**n/a**	**n/a**
18 Jun 21	17 Mar 22 – 01 Apr 24	13.97 – 14.26	**17,615**	**–**	**(17,615)**	**–**	**–**	**–**	**n/a**	**11.23**
07 Oct 21	01 Mar 22 – 07 Apr 24	14.75 – 15.00	**28,730**	**–**	**(16,210)**	**–**	**(4,354)**	**8,166**	**n/a**	**11.16**
08 Dec 21	01 Feb 22 - 01 Feb 25	12.95 – 13.27	**33,811**	**–**	**(25,157)**	**–**	**–**	**8,654**	**n/a**	**10.82**
05 Apr 22	07 Oct 22 – 07 Apr 24	11.14 – 11.29	**12,280**	**–**	**(396)**	**–**	**–**	**11,884**	**n/a**	**10.50**
29 Jun 22	31 Aug 22 – 01 Mar 26	9.91 – 10.25	**19,348**	**–**	**(6,217)**	**–**	**(1,259)**	**11,872**	**n/a**	**10.94**
21 Sep 22	17 Oct 22 – 31 Dec 25	9.24 – 9.57	**26,182**	**–**	**(5,880)**	**–**	**–**	**20,302**	**n/a**	**10.25**
15 Dec 22	10 Feb 23 – 01 Apr 26	10.22 – 10.63	**56,897**	**–**	**(15,308)**	**–**	**(27,189)**	**14,400**	**n/a**	**10.38**
10 May 23	01 Jun 23 - 01 Apr 27	4.95 - 11.77	**0**	**180,291**	**(20,770)**	**–**	**–**	**159,521**	**11.75**	**10.90**
07 Sep 23	01 Oct 23 - 01 Mar 26	8.74 - 9.03	**0**	**60,603**	**(17,937)**	**–**	**–**	**42,666**	**9.33**	**9.21**
13 Dec 23	01 Jan 24 - 01 Mar 27	8.26 - 8.64	**0**	**60,171**	**–**	**–**	**–**	**60,171**	**8.87**	**n/a**
Prudential Global Long Term Incentive Plan (PGLTIP)[2]										
17 Dec 13	10 Aug 23	9.91	**95,394**	**–**	**(95,394)**	**–**	**–**	**–**	**n/a**	**9.07**
02 Apr 19	02 Apr 22	14.73	**6,028**	**1,398**	**–**	**(1,398)**	**(6,028)**	**–**	**n/a**	**n/a**
19 Dec 19	02 Apr 22 – 18 Sep 22	14.69	**183,912**	**–**	**(66,208)**	**–**	**–**	**117,704**	**n/a**	**11.75**
09 Apr 20	09 Apr 23	9.45	**2,477,178**	**6,648**	**(2,416,351)**	**(1,552)**	**(65,923)**	**–**	**n/a**	**11.69**
24 Jun 20	07 Apr 23	10.68	**3,770**	**–**	**(3,329)**	**–**	**(441)**	**–**	**n/a**	**11.64**
16 Dec 20	09 Apr 23	12.57	**36**	**–**	**(36)**	**–**	**–**	**–**	**n/a**	**11.75**
07 Apr 21	07 Apr 22 – 07 Apr 24	14.58 – 15.30	**1,884,997**	**1,743**	**(64,651)**	**–**	**(154,368)**	**1,667,721**	**n/a**	**11.73**
18 Jun 21	07 Apr 22 – 07 Apr 24	13.70 – 14.23	**2,060**	**–**	**(143)**	**–**	**(462)**	**1,455**	**n/a**	**11.75**
07 Oct 21	07 Apr 24	14.75	**3,216**	**–**	**–**	**–**	**–**	**3,216**	**n/a**	**n/a**
05 Apr 22	05 Apr 23 – 05 Apr 25	0.91 – 11.24	**3,238,064**	**290,870**	**(994,470)**	**(6,960)**	**(168,440)**	**2,359,064**	**n/a**	**11.68**
29 Jun 22	05 Apr 23 – 05 Apr 25	10.00 – 10.19	**563**	**–**	**(188)**	**–**	**–**	**375**	**n/a**	**11.75**
21 Sep 22	05 Apr 23 – 05 Apr 25	9.31 – 9.52	**3,123**	**–**	**(1,041)**	**–**	**–**	**2,082**	**n/a**	**11.64**
10 May 23	12 Apr 24 - 12 Apr 26	4.76 - 11.64	**0**	**1,395,824**	**–**	**–**	**(57,296)**	**1,338,528**	**11.75**	**n/a**
22 May 23	12 Apr 24 - 12 Apr 26	5.08 - 11.69	**0**	**2,548,701**	**–**	**–**	**(29,538)**	**2,519,163**	**11.78**	**n/a**
13 Dec 23	12 Apr 26	1.90 - 8.36	**0**	**7,511**	**–**	**–**	**–**	**7,511**	**8.87**	**n/a**
Prudential Deferred Bonus Plan (PDBP)										
09 Apr 20	09 Apr 22 – 09 Apr 23	10.47	**10,783**	**–**	**(10,783)**	**–**	**–**	**–**	**n/a**	**11.75**
07 Apr 21	07 Apr 23 – 07 Apr 24	15.67	**332,180**	**–**	**(331,000)**	**–**	**(736)**	**444**	**n/a**	**11.66**
05 Apr 22	05 Apr 24	11.34	**473,261**	**–**	**(117,792)**	**–**	**(28,384)**	**327,085**	**n/a**	**10.21**
10 May 23	12 Apr 25	11.78	**0**	**21,298**	**–**	**–**	**–**	**21,298**	**11.75**	**n/a**
22 May 23	12 Apr 25	11.83	**0**	**223,364**	**–**	**–**	**–**	**223,364**	**11.78**	**n/a**
Deferred Annual Incentive Plan (DAIP)										
09 Apr 20	09 Apr 23	10.47	**338,251**	**–**	**(338,251)**	**–**	**–**	**–**	**n/a**	**11.66**
17 May 21	17 May 24	14.96	**137,639**	**–**	**–**	**–**	**–**	**137,639**	**n/a**	**n/a**
05 Apr 22	05 Apr 25	11.34	**250,451**	**–**	**–**	**–**	**–**	**250,451**	**n/a**	**n/a**
10 May 23	12 Apr 26	11.78	**0**	**40,885**	**–**	**–**	**–**	**40,885**	**11.75**	**n/a**
22 May 23	12 Apr 26	11.83	**0**	**173,103**	**–**	**–**	**–**	**173,103**	**11.78**	**n/a**
Group Deferred Bonus Plan (GDBP)										
02 Apr 19	02 Apr 22	16.06	**2631**	**–**	**(2,631)**	**–**	**–**	**–**	**n/a**	**n/a**
09 Apr 20	09 Apr 23	10.47	**11,152**	**–**	**(11,152)**	**–**	**–**	**–**	**n/a**	**11.75**
21 Apr 21	21 Apr 24	14.93	**3,810**	**–**	**–**	**–**	**–**	**3,810**	**n/a**	**n/a**
Group Share Incentive Plan (UK SIP)										
2009 - 2022	n/a	n/a	**5,885**	**4,437**	**(3,228)**	**–**	**(268)**	**6,826**	**n/a**	**n/a**
Purchase Plan (PruSharePlus)										
2020 - 2022	n/a	n/a	**437,412**	**291,511**	**(266,885)**	**–**	**–**	**462,038**	**n/a**	**n/a**

I Additional financial information continued

Vesting period			Number of shares under awards[1]							
Date of grant	Vesting date	Fair value at grant date	Beginning of year	Granted	Vested/ Released	Cancelled	Lapsed/ Forfeited	End of year	Closing share price[3]	Weighted average share price[4]
Total share schemes funded by existing shares of Prudential			**10,477,354**	**5,308,443**	**(5,120,224)**	**(9,910)**	**(620,007)**	**10,035,656**		
Representing:										
Five highest paid individuals			**725,085**	**635,804**	**(298,348)**	**–**	**(14,877)**	**1,047,664**		
All other grantees			**9,752,269**	**4,672,639**	**(4,821,876)**	**(9,910)**	**(605,130)**	**8,987,992**		
Total share schemes funded by existing shares of Prudential			**10,477,354**	**5,308,443**	**(5,120,224)**	**(9,910)**	**(620,007)**	**10,035,656**		

Notes
(1) The table above includes share plans held by Directors of the Group. Details of share plans held by the individual Directors have been set out separately in the Directors Remuneration Report. The five highest paid individuals during the financial year may also include Directors, if applicable.
(2) For some PGLTIP awards a portion of the award has performance conditions attached. There are usually three elements to these performance conditions; Total Shareholder Return (50% weighting), Return on Embedded Value (30% weighting) and sustainability Scorecard capturing both financial and non-financial measures aligned to the Group's strategic objectives (20% weighting).
(3) Closing share price is quoted before grant date.
(4) Weighted average share price is calculated based on closing share price before vesting date.

I(vii) Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the years indicated, which is derived from Prudential's audited consolidated financial statements. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

(a) IFRS financial results

The Group has adopted IFRS 9, 'Financial Instruments' and IFRS 17, 'Insurance Contracts' from 1 January 2023 as described in note A2.1 to the IFRS consolidated financial statements. Accordingly, the comparative results for 2022 have been re-presented from those previously published. The comparative results for 2021 to 2019 are as previously published.

2023 and 2022 results under IFRS 17

Income statement	**2023 $m**	2022 $m
Insurance revenue	**9,371**	8,549
Insurance service expenses	**(7,113)**	(6,267)
Net expense from reinsurance contracts held	**(171)**	(105)
Insurance service result	**2,087**	2,177
Investment return	**9,763**	(29,380)
Fair value movements on investment contract liabilities	**(24)**	67
Net insurance finance (expense) income	**(8,648)**	27,430
Net investment result	**1,091**	(1,883)
Other revenue	**369**	436
Non-insurance expenditure	**(990)**	(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	**(172)**	(200)
Gain attaching to corporate transactions	**(22)**	55
Share of profits from joint ventures and associates net of related tax	**(91)**	(85)
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) note (1)	**2,272**	(519)
Tax charges attributable to policyholders' returns	**(175)**	(124)
Profit (loss) before tax attributable to shareholders' returns	**2,097**	(643)
Total tax charge attributable to shareholders' and policyholders' returns	**(560)**	(478)
Remove tax charge attributable to policyholders' returns	**175**	124
Tax charge attributable to shareholders' returns	**(385)**	(354)
Profit (loss) for the year	**1,712**	(997)

Basic earnings per share (in cents)	**2023**	2022
Based on profit (loss) for the year attributable to the equity holders of the Company	**62.1¢**	(36.8)¢

Dividend per share (in cents)	**2023**	2022
Dividends paid in reporting period	**19.30¢**	17.60¢

Statement of financial position at 31 Dec	2023 $m	2022 $m
Total assets excluding insurance and reinsurance contracts assets	**170,460**	157,259
Insurance and reinsurance contract assets	**3,606**	2,990
Total assets	**174,066**	160,249
Insurance and reinsurance contract liabilities	**140,991**	127,417
Investment contract liabilities without discretionary participation features	**769**	663
Core structural borrowings of shareholder-financed businesses	**3,933**	4,261
Total liabilities	**156,083**	143,351
Total equity	**17,983**	16,898

Supplementary IFRS financial results – continuing operations

	2023 $m	2022 $m
Adjusted operating profit note (2)	**2,893**	2,722
Non-operating items	**(796)**	(3,365)
Profit (loss) before tax attributable to shareholders	**2,097**	(643)
Operating earnings per share after tax and non-controlling interest (in cents)	**89.0¢**	79.4¢

Notes

(1) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

(2) Adjusted operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns and gain or loss attaching to corporate transactions.

2021 to 2019 comparative results as previously published under IFRS 4

The Group has determined its date of transition to IFRS 17 to be 1 January 2022. As there can only be one transition date across the Group's reporting, the Group has restated the 2022 comparative results and re-presented them above. Consequently, the 2021 to 2019 comparative results below have not been restated on an IFRS 17 basis and have been shown on an IFRS 4 basis as previously published. Therefore, the 2021 to 2019 comparative results are presented on a very different basis and are not comparable to the 2023 and 2022 results set out above. The key differences between IFRS 17 and IFRS 4 are set out in note A2.1 to the IFRS consolidated financial statements.

In the tables below, continuing operations reflect the Group's insurance and asset management businesses in Asia and Africa and central operations. Discontinued operations represent the Group's US business (Jackson) demerged in September 2021 and the Group's UK and Europe business (M&G) demerged in November 2019.

Income statement	2021 $m	2020 $m	2019 $m
Continuing operations:			
Gross premiums earned	24,217	23,495	23,855
Outward reinsurance premiums	(1,844)	(1,625)	(1,116)
Earned premiums, net of reinsurance	22,373	21,870	22,739
Investment return	3,486	13,762	14,961
Other income	641	615	639
Total revenue, net of reinsurance	26,500	36,247	38,339
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,911)	(28,588)	(29,171)
Acquisition costs and other expenditure	(4,560)	(4,651)	(5,908)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(328)	(316)	(496)
Loss attaching to corporate transactions	(35)	(30)	(142)
Total charges, net of reinsurance	(23,834)	(33,585)	(35,717)
Share of profits from joint ventures and associates net of related tax	352	517	397
Profit before tax (being tax attributable to shareholders' and policyholders' returns) note (1)	3,018	3,179	3,019
Tax charges attributable to policyholders' returns	(342)	(271)	(365)
Profit before tax attributable to shareholders' returns	2,676	2,908	2,654
Tax charges attributable to shareholders' returns	(462)	(440)	(316)
Profit from continuing operations	2,214	2,468	2,338
Loss from discontinued US operations	(5,027)	(283)	(385)
Loss from discontinued UK and Europe operations	–	–	(1,161)
(Loss) profit for the year	(2,813)	2,185	792

I Additional financial information continued

Basic earnings per share (in cents)	2021	2020	2019
Based on (loss) profit for the year attributable to the equity holders of the Company:			
Continuing operations	83.4¢	94.6¢	90.0¢
Discontinued US operations	(161.1)¢	(13.0)¢	(14.9)¢
Discontinued UK and Europe operations	–	–	(44.8)¢
Total	(77.7)¢	81.6¢	30.3¢

Dividend per share (in cents) excluding demerger dividend	2021	2020	2019
Dividends paid in reporting period	16.10¢	31.34¢	63.18¢

Statement of financial position at 31 Dec	2021 $m	2020 $m	2019 $m
Total assets	199,102	516,097	454,214
Total policyholder liabilities and unallocated surplus of with-profits funds	157,299	446,463	390,428
Core structural borrowings of shareholder-financed businesses	6,127	6,633	5,594
Total liabilities	181,838	493,978	434,545
Total equity	17,264	22,119	19,669

Supplementary IFRS financial results – continuing operations

	2021 $m	2020 $m	2019 $m
Adjusted operating profit note (2)	3,233	2,757	2,247
Non-operating items	(557)	151	407
Profit (loss) before tax attributable to shareholders	2,676	2,908	2,654
Operating earnings per share after tax and non-controlling interest (in cents)	101.5¢	86.6¢	73.4¢

Notes

(1) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

(2) Adjusted operating profit is determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns on shareholder-backed business and gain or loss attaching to corporate transactions. Adjusted operating profit also excludes amortisation of acquisition accounting adjustments arising on the purchase of business.

(b) Supplementary EEV basis results

Continuing operations	2023 $m	2022 $m	2021 $m	2020 $m	2019 $m
EEV operating profit note (1)	**4,546**	3,952	3,543	3,401	5,151
Non-operating items	**(834)**	(7,523)	(306)	573	1,058
Profit (loss) attributable to shareholders	**3,712**	(3,571)	3,237	3,974	6,209
Operating earnings per share after non-controlling interest (in cents)	**165.1¢**	143.4¢	133.8¢	130.6¢	198.8¢

New business contribution note (2)	2023 $m	2022 $m	2021 $m	2020 $m	2019 $m
Annual premium equivalent (APE) sales	**5,876**	4,393	4,194	3,808	5,243
EEV new business profit (NBP) (post-tax)	**3,125**	2,184	2,526	2,201	3,522

Embedded value at 31 Dec	2023 $bn	2022 $bn	2021 $bn	2020 $bn	2019 $bn
EEV shareholders' equity, excluding non-controlling interests – continuing operations note (3)	**45.3**	42.2	47.4	41.9	38.4
Discontinued operations (US, UK and Europe)	**–**	–	–	12.1	16.3
EEV shareholders' equity	**45.3**	42.2	47.4	54.0	54.7

Notes

(1) EEV operating profit are determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns on shareholder-backed business, the effect of changes in economic assumptions, the mark-to-market value movements on core structural borrowings for shareholder-financed operations and gain or loss attaching to corporate transactions.

(2) Africa operations are included within the covered business from 2021 following the change in the Group's operating segments. Africa is excluded from 2020 and 2019.

(3) 2023 and 2022 includes the impact of the early adoption of the Hong Kong Risk-based Capital (HK RBC) regime, effective from 1 January 2022. Comparatives have not been restated.

(c) Other financial information – continuing operations

	2023 $m	2022 $m	2021 $m	2020 $m	2019 $m
Net Group operating free surplus generated note	**1,395**	1,374	1,179	890	762

Note

Net Group operating free surplus generated represents operating free surplus generated less central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

At 31 Dec	2023 $bn	2022 $bn	2021 $bn	2020 $bn	2019 $bn
Eastspring funds under management or advice note (1)	**237.1**	221.4	258.5	247.8	241.1
Group shareholder GWS capital surplus (over GPCR) note (2)	**16.1**	15.6	17.5	n/a	n/a

Notes

(1) Eastspring total funds under management or advice comprise funds from external parties, including funds managed on behalf of M&G plc, as well as funds managed or advised for the Group's insurance operations.

(2) The Group shareholder GWS capital surplus (over GPCR) reflects the Insurance (Group Capital) Rules as set out in the GWS Framework which became effective for Prudential in May 2021. The 2021 comparative information has been re-presented to reflect the impact of HK RBC and C-ROSS II regimes which became effective in the first half of 2022 and after allowing for the impact of the $1.7 billion debt redemption in January 2022 to show total Group GWS capital surplus (over GPCR) on a more comparable basis. Prior to 2021, the Group adopted LCSM basis.

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i) Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term fluctuations in investment returns and gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements.

II(ii) Adjusted shareholders' equity

Following the implementation of IFRS 17, the Group has introduced a new IFRS equity measure termed 'Adjusted IFRS shareholders' equity', which is calculated by adding the IFRS 17 expected future profit (CSM) to IFRS shareholders' equity for all entities in the Group (including joint ventures and associates). Management believe this is a helpful measure that provides a reconciliation to the embedded value framework which is often used for valuations. The main difference between the Group's EEV measure and adjusted shareholders' equity is economics as explained in note II(viii).

	31 Dec 2023 $m	31 Dec 2022 $m
IFRS shareholders' equity as reported in the financial statements	**17,823**	16,731
Add: CSM, including joint ventures and associates and net of reinsurance*	**21,012**	19,989
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders*	**1,367**	1,295
Less: Related deferred tax adjustments for the above*	**(2,856)**	(2,804)
Adjusted shareholders' equity	**37,346**	35,211

* See note C3.1 to the Group IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates.

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2023 $m	2022 $m
Adjusted operating profit	**2,893**	2,722
Tax on adjusted operating profit	**(444)**	(539)
Adjusted operating profit attributable to non-controlling interests	**(11)**	(11)
Adjusted operating profit, net of tax and non-controlling interests	**2,438**	2,172
IFRS shareholders' equity at beginning of year	**16,731**	18,936
IFRS shareholders' equity at end of year	**17,823**	16,731
Average IFRS shareholders' equity	**17,277**	17,834
Operating return on average IFRS shareholders' equity (%)	**14 %**	12 %

II(iv) Calculation of shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the periods.

	31 Dec 2023	31 Dec 2022
Number of issued shares at the end of the year (million shares)	**2,754**	2,750
Closing IFRS shareholders' equity ($ million)	**17,823**	16,731
Group IFRS shareholders' equity per share (cents)	**647¢**	608¢
Closing adjusted shareholders' equity ($ million)	**37,346**	35,211
Group adjusted shareholders' equity per share (cents)	**1,356¢**	1,280¢

II(v) Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2023 $m	2022 $m
IFRS revenue	**497**	513
Share of revenue from joint ventures and associates	**330**	303
Commissions and other	**(129)**	(155)
Performance-related fees	**2**	(1)
Operating income before performance-related fees note	**700**	660
IFRS charges	**376**	398
Share of expenses from joint ventures and associates	**125**	117
Commissions and other	**(129)**	(155)
Operating expense	**372**	360
Cost/income ratio (operating expense/operating income before performance-related fees)	**53%**	55%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports Annual Premium Equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the year.

	2023 $m	2022 $m
Gross premiums earned	**22,248**	23,344
Gross premiums earned from joint ventures and associates	**3,973**	4,439
Total Group, including joint ventures and associates	**26,221**	27,783
Renewal insurance premiums	**18,125**	18,675
Annual premium equivalent (APE)	**5,876**	4,393
Life weighted premium income	**24,001**	23,068

II(vii) Reconciliation between EEV new business profit and IFRS new business CSM

	2023 $m	2022 $m
EEV new business profit	**3,125**	2,184
Economics and other note (1)	**(1,006)**	(424)
New rider sales note (2)	**(94)**	(66)
Related tax on IFRS new business CSM note (3)	**323**	370
IFRS new business CSM	**2,348**	2,064

Notes

(1) EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn and the cash flows discounted at risk free plus liquidity premium (where applicable). Both measures update these assumptions each period end based on current interest rates.

(2) Under EEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.

(3) IFRS 17 new business CSM is gross of tax, while EEV new business profit is net of tax. Accordingly, the related tax that on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II Calculation of alternative performance measures continued

II(viii) Reconciliation between EEV shareholders' equity and IFRS Shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the years:

	31 Dec 2023 $m	31 Dec 2022 $m
EEV shareholders' equity	**45,250**	42,184
Adjustments for non-market risk allowance:		
Allowance for non-market risks in EEV note (1)	**2,968**	2,760
IFRS risk adjustment, net of related deferred tax adjustments note (2)	**(2,279)**	(1,803)
Mark-to-market value adjustment of the Group's core structural borrowings note (3)	**(274)**	(427)
Economics and other valuation differences note (4)	**(8,319)**	(7,503)
Adjusted shareholders' equity note II(ii)	**37,346**	35,211
Remove: CSM, including joint ventures and associates and net of reinsurance	**(21,012)**	(19,989)
CSM asset attaching to reinsurance contracts wholly attributable to policyholders	**(1,367)**	(1,295)
Add: Related deferred tax adjustments for the above	**2,856**	2,804
IFRS shareholders' equity	**17,823**	16,731

Notes

(1) The allowance for non-diversifiable non-market risk in EEV comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate.
(2) Includes the Group's share of joint ventures and associates and net of reinsurance.
(3) The Group's core structural borrowings are fair valued under EEV but are held at amortised cost under IFRS.
(4) EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

II(ix) Calculation of return on embedded value

Operating return on embedded value is calculated as the EEV operating profit for the year as a percentage of average EEV basis shareholders' equity.

	2023 $m	2022 $m
EEV operating profit for the year	**4,546**	3,952
Operating profit attributable to non-controlling interests	**(20)**	(29)
EEV operating profit, net of non-controlling interests	**4,526**	3,923
Shareholders' equity at beginning of year	**42,184**	47,584
Shareholders' equity at end of year	**45,250**	42,184
Average shareholders' equity	**43,717**	44,884
Operating return on average shareholders' equity (%)	**10%**	9%

New business profit over embedded value is calculated as the EEV new business profit for the year as a percentage of average EEV basis shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders. New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

	2023 $m	2022 $m
New business profit	**3,125**	2,184
Average EEV shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders	**40,193**	41,866
New business profit on embedded value (%)	**8%**	5%

Average embedded value has been based on opening and closing EEV basis shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders, as follows:

	2023 $m	2022 $m
Shareholders' equity at beginning of year	**38,857**	44,875
Shareholders' equity at end of year	**41,528**	38,857
Average shareholders' equity	**40,193**	41,866

Definitions of Performance Metrics

Adjusted operating profit
Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B.1.2.

Adjusted shareholder equity
Adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and CSM, net of reinsurance (unless attaching wholly to policyholders) and tax.
See note C 3.1 (B) and II(ii) of the additional information for reconciliation to IFRS shareholders' equity.

Agency new business profit
New business profit generated from the agency channel.

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.

See note II(vi) of the additional information for further explanation.

Average monthly active agents
An active agent is defined as agents that sell at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.

Bancassurance new business profit
New business profit generated from the bancassurance channel.

Customer numbers
A customer is defined as a unique individual or entity who holds one or more policies, that has premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition.

Customer relationship net promoter score (NPS)
Net Promoter Score on overall strength of customer relationship, based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0 - 10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0 - 6 are Detractors. The score equates to the percentage of promoters less percentage of detractors.

Customer retention rate
Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

Eastspring investment performance - percentage of funds under management outperforming benchmarks
This measure represents funds under management at the balance sheet date held in funds which outperform their performance benchmark as a percentage of total funds under management over the time period stated (1 or 3 years). Total funds under management exclude funds with no performance benchmark.

Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance related fees. See note II(v) to the additional information for calculation.

EEV shareholders' equity
Shareholders' equity prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016.

See note II(viii) of the additional information for reconciliation to IFRS shareholders' equity.

EEV Shareholders' value per share
EEV shareholders' equity per share is calculated as closing EEV shareholders' equity divided by the number of issued shares at the end of the period. See EEV basis results for calculation.

GWS capital surplus over GPCR
Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2023 second cash interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.

GWS coverage ratio
Estimated GWS coverage ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2023 second cash interim dividend.

Health new business profit
New business profit from health products, which typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

IFRS Shareholders' value per share
IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period. See note II(iv) to the additional information for calculation

Moody's total leverage basis
Leverage measure calculated as the Group gross debt, including commercial paper as a proportion of the sum of IFRS shareholders' equity, 50 per cent of the surplus in the Group's with-profit funds and the Groups gross debt including commercial paper. Calculated with no adjustment for the value of contractual service margin in equity.

Net cash remitted by business units
Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional financial information. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.

Net zero
A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be

net zero by 2050, as part of Prudential's signatory requirements to the UN-Convened Net Zero Asset Owner Alliance (NZAOA).

New business profit

Presented on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.

New business profit is reconciled to IFRS new business CSM in note II(vii) to the additional information.

New Business Profit on embedded value (New business profit/average EEV shareholders' equity for insurance business operations)

Calculated as new business profit divided by the average EEV shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders. See note II(ix) of the additional for calculation.

Net Group operating free surplus generated

Operating Free Surplus Generated (see definition below) less Central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

New Business Profit per active agent

Average monthly agency new business profit divided by the active agents per month. Includes 100 per cent of new business profit and active agents in Joint Ventures and Associates.

Operating Free Surplus Generated from insurance and asset management business

Operating free surplus generated: For insurance operations free surplus generated represents amounts emerging from the in-force business net of amounts reinvested in writing new business and excludes non-operating items. For asset management business it equates to post-tax operating profit for the period. Restructuring costs are excluded.

Operating free surplus generated from in-force insurance and asset management business

Operating free surplus generated from in-force insurance and asset management business: Operating free surplus generated from in-force insurance business which represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount.

Further information is set out in "movement in Group free surplus" of the EEV basis results.

Operating return on embedded value (Operating profit/ average EEV shareholders' equity)

Calculated as EEV operating profit divided by the average EEV shareholders' equity for continuing operations. See note II(ix) of the additional for calculation.

Penetration rate of strategic bank customer base

Number of Prudential customers as percentage of total bank customers. The measure and target pertains to seven strategic bank partners (excluding partners of joint ventures and associates and partnerships in, Cambodia and Laos).

Tier 1 capital resources

Tier 1 capital in accordance with the classification of tiering capital under the GWS framework which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.

Weighted Average Carbon Intensity (WACI)

Reflects a portfolio's exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Taskforce for Climate-related Financial Disclosures (TCFD).

Basis for Strategic Objectives

New business profit growth objective

Our new business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. Assume that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Operating free surplus generated from in-force insurance and asset management business growth objective

Our Operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. Assume that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Other definitions

A

Actual exchange rates (AER)

Actual historical exchange rates for the specific accounting period, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position.

Alternative performance measures (APMs)

APMs are non-GAAP measures used by the Prudential Group within its annual reports to supplement disclosures prepared in accordance with widely accepted guideline and principles established by accounting standard setters, such as International Financial Reporting Standards. These measures provide useful information to enhance the understanding of the Group's financial performance. A reconciliation of these APMs to IFRS metrics is provided in the additional unaudited financial information section of the annual report.

American Depositary Receipts (ADRs)

The stocks of most foreign companies that trade in the US markets are traded as American Depositary Receipts (ADRs). US depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares.

Association of Southeast Asian Nations (ASEAN) markets

ASEAN markets include Prudential's businesses in Indonesia, Malaysia, Singapore, Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar.

Assets under management

Assets under management represent all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group's statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group's statement of financial position. These are also referred to as 'funds under management'.

B

Bancassurance

An agreement with a bank to offer insurance and investment products to the bank's customers.

Best estimate liabilities (BEL)

The expected present value of future cash flows for a company's current insurance obligations, calculated using best estimate assumptions, projected over the contract's run-off period, taking into account all up-to-date financial market and actuarial information.

Bonuses

Bonuses refer to the non-guaranteed benefit added to participating life insurance policies and are the way in which policyholders receive their share of the profits of the policies. These include regular bonus and final bonus and the rates may vary from period to period.

C

Cash surrender value

The amount of cash available to a policy holder on the surrender of or withdrawal from a life insurance policy or annuity contract.

China Risk-Oriented Solvency System (C-ROSS)

A regulatory framework that governs the insurance industry in China effective from 1 March 2021. The second phase of the C-ROSS (or C-ROSS II) became effective in the first quarter of 2022.

Collective investment schemes (CIS)

CIS is an open-ended investment fund of pooled assets in which an investor can buy and sell units that are issued in the form of shares.

Constant exchange rates (CER)

Prudential plc reports its results at both AER to reflect actual results and also CER to eliminate the impact from exchange translation. CER results are calculated by translating prior year results using current year foreign currency exchange rates, ie current period average rates for the income statements and current period closing rate for the statement of financial position.

Contract boundary

The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums.

Contractual service margin (CSM)

A liability for insurance contracts under IFRS 17 representing the deferral of any day-one gains arising on initial recognition. Over time, the CSM balance is released into profit in the income statement as services are delivered by the Group under the insurance contracts.

Core structural borrowings

Borrowings which Prudential considers forming part of its core capital structure and excludes operational borrowings.

Coverage unit

The proportion of CSM recognised in profit or loss under IFRS 17 at the end of each period for a group of contracts is determined as the ratio of the coverage units in the period divided by the sum of the coverage units in the period and the present value of expected coverage units in future periods. The total number of coverage units in a group is the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period.

Credit risk

The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.

Currency risk

The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk.

D

Discretionary participation features (DPF)

These represent a contractual right to receive, as a supplement to guaranteed benefits, additional benefits that are likely to be a significant portion of the total contractual benefits. The amount or timing of the benefits is contractually at the discretion of the issuer and the benefits are contractually based on asset, fund, company or other entity performance.

E

Endowment product

An ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy.

European Embedded Value (EEV)

Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and which are prepared in accordance with a set of Principles issued by the CFO Forum of European Insurance Companies in 2016. Embedded value is a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.

F

Fulfilment cash flows

Fulfilment cash flows under IFRS 17 comprise the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk.

Funds under management

See 'assets under management' above.

G

Group-wide Supervision (GWS) Framework

Regulatory framework developed by the Hong Kong Insurance Authority (see below) for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong Insurance Authority to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS framework sets out a measure of capital for the Group as a whole, by aggregating the capital measures of individual insurance businesses and other regulated businesses, as well as the capital resources held by Group holding companies.

H

Health and protection (H&P) products or accident and health (A&H) products

These comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. H&P products are sold both as standalone policies and as riders (see below) that can be attached to life insurance products.

Hong Kong Insurance Authority (IA)

The Hong Kong IA is an insurance regulatory body responsible for the regulation and supervision of the Hong Kong insurance industry.

I

Illiquidity premium

This comprises the premium that is required to compensate for the lower liquidity of corporate bonds relative to government bond yields and the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale. This is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts less the risk-free curve and an allowance for credit risk.

In-force

An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

International Association of Insurance Supervisors (IAIS)

The IAIS is a voluntary membership organisation of insurance supervisors and regulators. It is the international standard-setting body responsible for developing and assisting in the implementation of principles, standards and other supporting material for the supervision of the insurance sector.

International Financial Reporting Standards (IFRS Standards)

Accounting standards and practices that are developed and issued by the IFRS Foundation and the International Accounting Standards Board (IASB).

Investment grade

Investments rated BBB- or above for S&P and Baa3 or above for Moody's. Generally, they are bonds that are judged by the rating agency as likely enough to meet payment obligations that banks are allowed to invest in them.

Investment-linked products or contracts

Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit-linked products or unit-linked contracts.

K

Key performance indicators (KPIs)

These are measures by which the development, performance or position of the business can be measured effectively. The Group Board reviews the KPIs annually and updates them where appropriate.

L

Liquidity coverage ratio (LCR)

Prudential calculates this as assets and resources available to us that are readily convertible to cash to cover corporate obligations in a prescribed stress scenario. We calculate this ratio over a range of time horizons extending to twelve months.

M

Million Dollar Round Table (MDRT)

MDRT is a global, independent association of life insurance and financial services professionals that recognises professional knowledge, strict ethical conduct and outstanding client service. MDRT membership is recognised internationally as the standard of excellence in the life insurance and financial services business.

Money Market Fund (MMF)

An MMF is a type of mutual fund that has relatively low risks compared to other mutual funds and most other investments and historically has had lower returns. MMF invests in high quality, short-term debt securities and pay dividends that generally reflect short-term interest rates. The purpose of an MMF is to provide investors with a safe place to store cash or as an alternative to investing in the stock market.

Morbidity rate

Rate of sickness, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of health products, which contain morbidity risks.

Mortality rate

Rate of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks.

N

Net worth

Net assets for EEV reporting purposes that reflect the regulatory basis position, with adjustments where necessary to achieve consistency with the IFRS treatment of certain items or to better reflect the assets that are available to be transferred to the shareholder.

New business margin

New business margin is expressed as the value of new business profit as a percentage of APE and the present value of new business premiums (see below) expected to be received on an EEV basis.

Non-participating business

A life insurance policy where the policyholder is not entitled to a share of the company's profits and surplus, but receives certain guaranteed benefits. Examples include pure risk policies (eg fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

O

Onerous contracts

Under IFRS 17, an insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognised acquisition cash flows and any cash flows arising from the contract at the date of initial recognition in total are a net outflow.Classification as onerous does not necessarily mean the contract is not profitable overall as it does not allow for all real world investment returns that will be earned over time.

Operational borrowings

Borrowings which arise in the normal course of the business, including all lease liabilities under IFRS 16.

P

Participating funds

Distinct portfolios where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits.

Participating policies or participating contracts

Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits contracts.

Persistency

A measure of the policies remaining in force from period to period.

Present value of new business premiums (PVNBP)

PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

R

Regular premium product

A life insurance product with regular periodic premium payments.

Renewal or recurring premiums

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products.

Rider

A supplemental plan that can be attached to a basic insurance policy, typically with payment of additional premiums.

Risk adjustment

The risk adjustment for non-financial risk under IFRS 17 reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts. The risk adjustment is a component of the insurance contract liability, and it is released as profit if experience plays out as expected.

Risk-based capital (RBC) framework

RBC is a method of measuring the minimum amount of capital set by regulators as appropriate for a reporting entity to support its overall business operations in consideration of its size and the level of risk it is faced. RBC limits the amount of risk a company can take and act as a cushion to protect a company from insolvency. RBC is intended to be a minimum regulatory capital standard and not necessarily the full amount of capital that an insurer would want to hold to meet its safety and competitive objectives. In addition, RBC is not designed to be used as a stand-alone tool in determining financial solvency of an insurance company; rather it is one of the tools that give regulators legal authority to take control of an insurance company.

S

Single premiums

Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Stochastic techniques

Stochastic techniques incorporate results from repeated simulations using key financial parameters which are subject to random variations and are projected into the future.

Subordinated debt

A fixed interest issue or debt that ranks below other debt in order of priority for repayment if the issuer is liquidated. Holders are compensated for the added risk through higher rates of interest.

Surrender

The termination of a life insurance policy or annuity contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract.

Surrender charge

The fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its cash surrender value prior to the end of the surrender charge period.

T

Time value of options and guarantees (TVOG)

The value of financial options and guarantees comprises two parts, the intrinsic value and the time value. The intrinsic value is given by a deterministic valuation on best estimate assumptions. The time value is the additional value arising from the variability of economic outcomes in the future.

U

Unit-linked products or unit-linked contracts

See 'investment-linked products or contracts' above.

Universal life

An insurance product where the customer pays flexible premiums, subject to specified limits, which are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

V

Value of in-force business (VIF)

The present value of future shareholder cash flows projected to emerge from the assets backing liabilities of the in-force covered business.

W

Whole life contracts

A type of life insurance policy 'that provides lifetime protection' commonly used for estate planning purposes. Premiums must usually be paid for life and the sum assured is paid out whenever death occurs.

With-profits contracts

For Prudential, the most significant with-profits contracts are written in Hong Kong, Malaysia and Singapore. See 'participating policies or participating business' above.

With-profits funds

See 'participating funds' above.

Y

Yield

A measure of the rate of return received from an investment in percentage terms by comparing annual income (and any change in capital) to the price paid for the investment.

Yield curve

A line graph that shows the relative yields on debt over a range of maturities typically from three months to 30 years. Investors, analysts and economists use yield curves to evaluate bond markets and interest rate expectations.

Shareholder information

Communication with shareholders

The Group maintains a corporate website containing a wide range of information relevant for private and institutional investors, including the Group's financial calendar: www.prudentialplc.com

Shareholder meetings

The 2024 Annual General Meeting (AGM) will be held as a hybrid meeting in Hong Kong on Thursday 23 May 2024 at 16:30 HKT / 09:30 UKT. We would encourage all shareholders to participate in the AGM (an option to link digitally to the meeting will be provided, which will enable full participation by all shareholders). The 2024 AGM notice will provide more details on meeting arrangements and how to participate. Separately, we will offer UK-based shareholders an opportunity to meet with the Chair, CEO and management in person later in the year, at an informal event.

Prudential will continue its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, are published on the Company's website after the meeting.

Shareholders were able to attend the 2023 AGM in person or digitally, where they were able to view a live video feed, submit voting instructions and ask direct questions to the Board. Details of the 2023 AGM, including the results of the voting, can be found on the Company's website at https://www.prudentialplc.com/en/investors/shareholder-information/agm/2024. In accordance with relevant legislation, shareholders holding 5 per cent or more of the fully paid up issued share capital are able to require the Directors to hold a general meeting. Written shareholder requests should be addressed to the Company Secretary at the registered office.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulations, and provisions in its Articles of Association (Articles). Any change to the Articles must be approved by special resolution of the shareholders. At the AGM in 2023, the Company reviewed and updated its Articles in order to comply with new core shareholder protection standards as set out in Appendix 3 to the Hong Kong Listing Rules and to reflect latest market practice. The current Memorandum and Articles are available on the Company's website.

Issued share capital

The issued share capital as at 31 December 2023 consisted of 2,753,520,756 (2022: 2,749,669,380) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2023, there were 36,870 (2022: 38,452) accounts on the register. Further information can be found in note C8 on page 302.

Prudential also maintains secondary listings on the New York Stock Exchange (in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register) and the Singapore Stock Exchange. Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

Analysis of shareholder accounts as at 31 December 2023

Balance ranges	Total number of holdings	Percentage of holders	Total number of shares	Percentage of issued capital
1–1,000	26,327	71.40 %	6,186,497	0.22 %
1,001 –5,000	7,429	20.15 %	16,374,056	0.59 %
5,001–10,0 00	1,194	3.24 %	8,262,995	0.30 %
10,001–100,000	1,105	3.00 %	34,572,864	1.26 %
100,001–500,000	399	1.08 %	92,343,546	3.35 %
500,001–1,000,000	123	0.33 %	87,434,282	3.18 %
1,000,001 upwards	293	0.79 %	2,508,346,516	91.10 %
Totals	**36,870**		**2,753,520,756**	

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as at 31 December 2023, as notified and disclosed to the Company in accordance with the Disclosure Guidance and Transparency Rules.

As at 31 December 2023	% of total voting rights
BlackRock, Inc	5.08 %
Norges Bank	3.10 %

No notifications have been received from year end to 18 March 2024.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote on any unallocated shares held in trust but they may do so at their discretion provided it would be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

As at 18 March 2024, the trustees held 0.38 per cent of the issued share capital under various share plans in operation. Rights to dividends under Prudential's share plans are set out on pages 200 to 225.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and any transfer is not restricted except that the Directors may, in certain circumstances, refuse to register transfers of

shares but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the Directors make use of that power, they must send the transferee notice of the refusal within two months. Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

All Directors are required to hold a minimum number of shares under guidelines approved by the Board, which they are expected to retain as described on page 218 of the Directors' remuneration report.

Authority to issue shares

The Directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the Directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount, of which a defined number may be issued without pre-emption.

Disapplication of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares, and to do so without observing pre-emption rights, are due to expire at the end of this year's AGM. Relevant resolutions to authorise share capital issuances will be put to shareholders at the AGM on 23 May 2024.

Details of shares issued during 2023 and 2022 are given in note C8 on page 302. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulations in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Authority to purchase own shares

The Directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buy-back of its own shares in accordance with the relevant provisions of the Companies Act 2006 and related guidance. Under this authority, Prudential purchased 3,851,376 ordinary shares in aggregate at a volume weighted average price of £8.2676 per ordinary share, for a total consideration of approximately £31,841,826.52, between 8 January and 16 January 2024. All shares were cancelled. No shares were purchased under this authority during 2023.

The authority is due to expire at the end of this year's AGM and a special resolution to renew the authority will be put to shareholders at the AGM on 23 May 2024.

Dividend information

2023 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	28 March 2024	_	1 April 2024
Record date	2 April 2024	2 April 2024	2 April 2024
Payment date	16 May 2024	16 May 2024	On or around 23 May 2024

A number of dividend waivers are in place in respect of shares issued but not allocated under the Group's employee share plans. These shares are held by the trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans. The dividends waived represent less than 1 per cent of the value of dividends paid during the year.

Dividend mandates

Dividends are paid directly into UK based shareholders' bank or building society accounts. UK-based shareholders should contact Equiniti if they have any questions concerning the payment of dividends, or to provide their bank or building society account details. Alternatively, UK-based shareholders may download the necessary form from www.shareview.co.uk

Shareholders on the UK and Hong Kong registers have the option to elect to receive their dividend in US dollars instead of pounds sterling or Hong Kong dollars respectively. More information may be found on www.shareview.co.uk (UK based shareholders).

Cash dividend alternative

Prudential offers a Dividend Re-Investment Plan (DRIP) to shareholders on the UK register. The DRIP is provided by Equiniti Financial Services Limited ('Equiniti FS'), and is a convenient, easy and cost effective way to build a shareholding by using cash dividends to buy additional shares. Rather than having a bank account credited with a cash dividend, Equiniti FS will use the dividends payable to DRIP participants to purchase shares on their behalf in the market. Whole shares are purchased with any residual money being carried forward and added to the next dividend. However, if the amount of the dividend, less any dealing costs incurred in completing the purchase, is insufficient to buy a single share no charge is made and the dividend is carried forward. Further details of the DRIP are available at www.shareview.co.uk/4/Info/Portfolio/default/en/home/shareholders/Pages/ReinvestDividends.aspx

Electronic communications

Shareholders are encouraged to elect to receive corporate communications electronically. Using electronic communication will save on printing and distribution costs, and create environmental benefits.

Shareholders located in the UK can elect to receive corporate communications electronically by registering with Shareview at www.shareview.co.uk Shareholders who have registered will be sent an email notification when corporate communications are available on the Company's website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate. Please contact Equiniti if you require any assistance or further information.

Shareholders located in Hong Kong can elect to receive corporate communications electronically by registering with Computershare Hong Kong. Shareholders who have registered will receive an email notification when corporate communications are available on the Company's website. Please contact Computershare Hong Kong if you require any assistance or further information.

The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP) in Singapore.

Equiniti Shareview service

Information on how to manage shareholdings can be found at https://help.shareview.co.uk

The pages at this web address provide the following:

- Answers to commonly asked questions regarding shareholder registration;
- Links to downloadable forms, guidance notes and company history fact sheets; and
- A choice of contact methods – via email, telephone or post.

Share dealing services

The Company's UK Registrar, Equiniti, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, for contact details refer to Shareholder enquiries below or telephone +44 (0)371 384 2035. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of buying and selling Prudential shares.

For telephone sales, call +44 (0)345 603 7037 between 8:30am and 5:30pm, Monday to Friday excluding weekends and UK bank holidays, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity 1052686).

The relevant share transfer form may be downloaded from Equiniti at www.shareview.co.uk.

Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars: :

Register	By post	By telephone
UK register	Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, UK. Computershare Investor Services PLC will be replacing Equiniti as the Company's UK Registrar later this year. Further information including full contact details will be made available to shareholders nearer the time and will be incorporated into all future shareholder communications following the transition.	Tel +44 (0)371 384 2035 For deaf and speech impaired customers Equiniti welcome calls via Relay UK. Please see www.relayuk.bt.com for more information. Lines are open from 8.30am to 5.30pm (London time), Monday to Friday excluding weekends and bank holidays.
Hong Kong register	Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.	Tel +852 2862 8555 Lines are open from 9.00am to 6.00pm (Hong Kong time), Monday to Friday.
Singapore register	Shareholders who have shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) in Singapore may refer queries to the CDP. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.	Operating Hours (Singapore time) Monday to Friday: 8.30am to 5.00pm Email : asksgx@sgx.com Contact Centre : +65 6535 7511
US American Depositary Receipts (ADRs)	Shareowner Services P.O. Box 64504, St. Paul, MN 55164-0504, USA	Tel +1 800 990 1135, or from outside the USA +1 651 453 2128 or log on to www.adr.com Lines are open from 7.00am to 7.00pm (Central European time), Monday to Friday excluding weekends and bank holidays.

How to contact us

Prudential plc

Registered office

1 Angel Court
London
EC2R 7AG
UK

Tel +44 (0)20 7220 7588
www.prudentialplc.com

Principal place of business

13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Tel +852 2918 6300

Media enquiries

Simon Kutner
Tel +44 (0)7581 023260
Email: Simon.Kutner@prudentialplc.com

Sonia Tsang
Tel +852 5580 7525
Email: Sonia.ok.tsang@prudential.com.hk

Sophie Sophaon
Tel +852 6286 0229
Email: sophie.sophaon@prudential.com.hk

Board

Shriti Vadera
Chair

Independent Non-executive Directors

Jeremy Anderson
Senior Independent Director

Arijit Basu
Chua Sock Koong
David Law
Ming Lu
George Sartorel
Claudia Suessmuth Dyckerhoff
Jeanette Wong
Amy Yip

Group Executive Committee

Executive Director

Anil Wadhwani
Chief Executive Officer

Solmaz Altin
Managing Director, Strategic Business Group

Ben Bulmer
Chief Financial Officer

Catherine Chia
Chief Human Resources Officer

Avnish Kalra
Chief Risk and Compliance Officer

Bill Maldonado
CEO, Eastspring Investments Group

Lilian Ng
Managing Director, Strategic Business Group

Dennis Tan
Managing Director, Strategic Business Group

Shareholder contacts

Institutional analyst and investor enquiries

Tel +44 (0)20 3977 9720
Email: investor.relations@prudentialplc.com

UK Register private shareholder enquiries

Tel +44 (0)371 384 2035

International shareholders:
Tel +44 (0)121 415 7026

Hong Kong Branch Register private shareholder enquiries

Tel +852 2862 8555

US American Depositary Receipts holder enquiries

Tel +1 800 990 1135

From outside the US:
Tel +1 651 453 2128

Singapore: The Central Depository (Pte) Limited shareholder enquiries

Tel +65 6535 7511

Forward-Looking Statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

- current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
- asset valuation impacts from the transition to a lower carbon economy;
- derivative instruments not effectively mitigating any exposures;
- global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
- the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims (including related to treatments deferred during the pandemic), assumptions and increased product lapses;
- the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
- the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
- the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
- legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
- the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
- the impact of competition and fast-paced technological change;
- the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
- the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
- the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
- the availability and effectiveness of reinsurance for Prudential's businesses;
- the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
- disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
- the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
- the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
- the impact of legal and regulatory actions, investigations and dispute

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaim any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document.

Cautionary Statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

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Prudential public limited company

Incorporated and registered in England and Wales with limited liability.

Registered office

1 Angel Court
London
EC2R 7AG

Registered number 1397169

www.prudentialplc.com

Principal place of business

13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America or with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

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